MERALCO
ORTIGAS AVENUE, PASIG CITY
0300 PHILIPPINES

RECEIVED
2005 JAN -7 A 8:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM OF APPLICATION FOR EXEMPTION LETTER

November 2004

SUPPL

05005008

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: MANILA ELECTRIC COMPANY
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (File No. 82-3237)

Ladies and Gentlemen:

We are furnishing the U. S. Securities and Exchange Commission (the "SEC") with the information set forth herein and in the exhibit hereto for filing pursuant to the requirements of exemption from Section 12(g) of the U. S. Securities Exchange Act of 1934 (the "Exchange Act") granted to Manila Electric Company (the "Company") under Rule 12g3-2(b) under the Exchange Act (the "Rule").

Set forth in Exhibit A is a list of the information the Company has made public, filed with any exchange, or distributed to security holders for the period from **November 1, 2003 to October 31, 2004**. Enclosed also is a copy of each of the reports or announcements referred to in Exhibit A. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC, or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall continue an admission for any purpose that the Issuer is subject to the Exchange Act.

Set forth in Exhibit B is a revised list of the information the Company is required to make public, file with any exchange or distribute to security holders. The revised list reflects the changes in Exhibit B which the Company furnished the SEC in November 1998.

PROCESSED
JAN 11 2005
THOMSON
FINANCIAL

In addition to the foregoing and based on the Stock Transfer Books of the Company as of October 31, 2003, the following supplemental information is being supplied pursuant to subsection (1)(v) of the Rule:

1. The Company has only two (2) classes of shares outstanding, which are Class "A" and "B" shares with a par value of P10.00 per share (the "Shares"). As of December 31, 2003, the Company had **999,261,461** shares issued and outstanding.

2. As of October 31, 2004, the Company is aware of 32 record holders of its shares that have a registered address in the United States. These U.S. residents hold 5,884,983 shares, which shares the Company believes have been purchased in ordinary trading activities on the PSE.

3. The Company's only public distribution of securities was made on **November 1991** of 7,500,000 shares consisting of 4,500,000 Class "A" shares at P118 per share and 3,000,000 Class "B" shares at P121 per share.

The ADRs relevant to this filing of information and exhibit will be issued by Citibank located at 111 Wall Street, New York 10005, United States, as depositary and sponsor of the level I ADR Program.

In the event that any questions should rise in connection with this matter, please contact the undersigned (Tel: (632) 631-55-98) at Manila Electric Company, Lopez Bldg., Ortigas Avenue, Pasig City 0300 Philippines.

Very truly yours,

By: ____________________

Name : Rafael L. Andrada

Title : Treasurer

US SEC
File No. 82-3237

EXHIBIT B

Philippine Stock Exchange
Revised Disclosure Rules, Penalties & Fines and Implementing Guidelines on Article XVI, Section 2 (f) of the Listings and Disclosure Rules

DISCLOSURE RULES

SECTION 1. BASIC PRINCIPLE: The basic principle of The Philippine Stock Exchange, Inc. ("PSE" or the "Exchange") is to ensure full, fair, timely and accurate disclosure of material information from all listed companies. This principle shall apply to all the disclosure requirements under these Rules.

SECTION 2. Issuers must comply with the continuing disclosure requirements of the Exchange. The Issuer must promptly make available all information, through the submission of structured and unstructured disclosures, that would enable a reasonable investor to determine whether to buy, sell or hold securities, or in connection with the exercise of related voting rights. It must take reasonable steps to ensure that all investors have equal access to such information.

SECTION 3. REPORTORIAL REQUIREMENTS UNDER THE SECURITIES REGULATION CODE: Except as otherwise specified, the Exchange hereby fully adopts the requirements for filing, including form and content, under the Securities Regulation Code and its Implementing Rules and Regulations. Accordingly, Issuers are required to furnish the Exchange copies of all reportorial requirements submitted to the Commission.

SECTION 4. UNSTRUCTURED CONTINUING DISCLOSURE REQUIREMENTS, PURPOSE: The purpose for requiring unstructured disclosures is for the Issuer to update the investing public with any material fact or event that occurs which would reasonably be expected to affect investors' decision in relation to trading of its securities.

SECTION 4.1. DISCLOSURE OF MATERIAL INFORMATION: In addition to the reportorial requirements under the Securities Regulation Code, Issuers are hereby required to disclose to the Exchange once they become aware of any material information or corporate act, development or event, within Ten (10) minutes from the receipt of such information or the happening or

occurrence of said act, development or event. Disclosure must be made to the Exchange prior to its release to the news media.

The original copy of the disclosure must be delivered to the Exchange within twenty four hours from the time of initial disclosure.

Any disclosure pursuant to the foregoing must be addressed to the attention of the Disclosure Department of the Exchange.

Should the act, development or event occur during trading hours, the Issuer must request a halt in the trading of its shares in order to ensure that the investing public would have equal access to the information. If, however, the said act, development or event occurs after trading hours but the Issuer is unable to make a disclosure prior to the pre-open period of the next trading day, the Issuer must request a halt in the trading of its shares. In both cases, the trading halt shall be lifted one (1) hour after the information has been disseminated to enable the investing public to digest the information. If the information is disseminated one (1) hour or less prior to the close of market, the trading halt shall be lifted on the subsequent trading day.

However, the above rule shall not apply when the following instances are present:

4.1.1 The activity or development is still considered soft information.

4.1.2 The disclosure of the information would be in contravention to any existing laws of the land.

SECTION 4.2 SELECTIVE DISCLOSURE OF MATERIAL INFORMATION: An Issuer is prohibited to communicate material non-public information about the Issuer to any person, unless the Issuer is ready to simultaneously disclose the material non-public information to the Exchange. This Rule does not apply if the disclosure is made to:

a. A person who is bound by duty to maintain trust and confidence to the Issuer such as but not limited to its auditors, legal counsels, investment bankers, financial advisers; and

b. A person who agrees in writing to maintain in strict confidence the disclosed material information and will not take advantage of it for his personal gain.

The Issuer shall establish and implement internal controls that will ensure that its officers, staff and any other person who is privy to the material non-public information shall comply with the requirement of this rule.

SECTION 4.3 STANDARD AND TEST IN DETERMINING WHETHER DISCLOSURE IS NECESSARY: A disclosure must be made promptly by the Issuer if it meets any of the following standards:

a. Where the information is necessary to enable the Issuer and the public to appraise their position or standing, such as, but not limited to, those relating to the Issuer's financial condition, prospects, development projects, contracts entered into in the ordinary course of business or otherwise, mergers and acquisitions, dealings with employees, suppliers, customers and others, as well as information concerning a significant change in ownership of the Issuer's securities owned by insiders or those representing control of the Issuer; or

b. Where such information is necessary to avoid the creation of a false market for its securities; or

c. Where such information may reasonably be expected to materially affect market activity and the price of its securities.

SECTION 4.4 EVENTS MANDATING PROMPT DISCLOSURE: The following events, while not comprising a list of all the situations must be disclosed to the Exchange in compliance with Sec. 4.1 hereof:

a. A change in control of the Issuer;

b. The filing of any legal proceeding by or against the Issuer and/or its subsidiaries, involving a claim amounting to 10% or more of the Issuer's total current assets or any legal proceeding against its President and/or any member of its Board of Directors in their capacity as such;

c. Changes in the Issuer's corporate purpose and any material alterations in the Issuer's activities or operations or the initiation of new ones;

d. Resignation or removal of directors, officers or senior management and their replacements and the reasons for such;

e. Any decision taken to carry out extraordinary investments or the entering into financial or commercial transactions that might have a material impact on the Issuer's situation;

f. Losses or potential losses, the aggregate of which amounts to at least ten percent (10%) of the consolidated total assets of the Issuer;

g. Occurrence of any event of dissolution with details in respect thereto;

h. Acts and facts of any nature that might seriously obstruct the development of corporate activities, specifying its implications on the Issuer's business;

i. Any licensing or franchising agreement or its cancellation which may materially affect the Issuer's operations;

j. Any delay in the payment of debentures, negotiable obligations, bonds or any other publicly traded security;

k. Creation of mortgages or pledges on assets exceeding ten percent (10%) or more of the Issuer's total assets;

l. Any purchase or sale of stock or convertible debt securities of other companies when the amount is ten percent (10%) or more of the Issuer's total assets;

m. Contracts of any nature that might limit the distribution of profits with copies thereof;

n. Facts of any nature that materially affect or might materially affect the economic, financial or equity situation of those companies controlling, or controlled by the Issuer including the sale of or the constitution of sureties/pledges on a substantial part of its assets;

o. Authorization, suspension, retirement or cancellation of the listing of the Issuer's securities on an exchange or electronic marketplace domestically or abroad;

p. Fines of more than ₱50,000.00 and/or other penalties on the Issuer or on its subsidiaries by regulatory authorities and the reasons therefor;

q. Merger, consolidation or spin-off of the Issuer;

r. Any modification in the rights of the holders of any class of securities issued by the Issuer and the corresponding effect of such modification upon the rights of the holders;

s. Any declaration of cash dividend, stock dividend and pre-emptive rights by the Board of Directors;

t. Any change in the Issuer's fiscal year and the reason(s) therefor;

u. All resolutions, approving material acts or transactions, taken up in meetings of the Board of Directors and Stockholders of the Issuer;

v. A joint venture, consolidation, acquisition, tender offer, take-over or reverse take-over and a merger;

w. Capitalization issues, options, directors/officers/employee stock option plans, warrants, stock splits and reverse splits;

x. All calls to be made on unpaid subscriptions to the capital stock of the Issuer;

y. Any change of address and contact numbers of the registered office of the Issuer;

z. Any change in the auditors of the Issuer and the corresponding reason for such change;

aa. Any proposed amendment to the Articles of Incorporation and By-Laws and its subsequent approval by the Commission;

bb. Any action filed in court, or any application filed with the Commission, to dissolve or wind-up the Issuer or any of its

subsidiaries, or any amendment to the Articles of Incorporation shortening its corporate term;

cc. The appointment of a receiver or liquidator for the Issuer or any of its subsidiaries;

dd. Any acquisition of shares of another corporation or any transaction resulting in such corporation becoming a subsidiary of the Issuer;

ee. Any acquisition by the Issuer of shares resulting in its holding 10% or more of the issued and outstanding shares of another listed company or where the total value of its holdings exceed 5% of the net assets of an unlisted corporation;

ff. Any sale made by the Issuer of its shareholdings in another listed or unlisted corporation: (1) resulting in such corporation ceasing to be its subsidiary; (2) resulting in its shareholding falling below 10% of the issued capital stock;

gg. Firm evidence of significant improvement or deterioration in near-term earnings prospects;

hh. The purchase or sale of significant assets amounting to ten percent (10%) or more of the Issuer's total assets otherwise than in the ordinary course of business;

ii. A new product or discovery;

jj. The public or private sale of additional securities;

kk. A call for redemption of securities;

ll. The borrowing of a significant amount of funds not in the ordinary course of business;

mm. Default of financing or sale agreements;

nn. Deviation from capital investment funds equivalent to twenty percent (20%) of the original amount appropriated;

oo. Disputes with subcontractors, customers or suppliers or with any other parties;

pp. An increase or decrease by 10% in the monthly, quarterly and annual revenues on a year-on-year basis.

SECTION 4.5 DUTY OF THE ISSUER TO CLARIFY NON-PUBLIC MATERIAL INFORMATION: Upon its receipt of any material non-public information, the Exchange shall request the Issuer concerned to confirm or deny the veracity of the said information (e.g. newspaper/newswire reports, information coming from third parties, broker's market letter, etc.) pertaining to the Issuer or any of its subsidiaries.

If the request for confirmation is made by the Exchange prior to the pre-open period of the said trading day, the Issuer must reply prior to the start of the said pre-open period.

However, if the Exchange makes a request for confirmation after trading hours, the Issuer must reply prior to the start of the pre-open period of the next trading day.

The Exchange shall impose a trading halt on the securities of the Issuer if it fails to confirm or deny the veracity of the said material non-public information. The halt shall be lifted at 10:00 a.m. even in the absence of any reply from the Issuer verifying or clarifying the material information. The

Exchange must receive the Issuer's reply not later than 11:00 a.m. of the same trading day. If by 11:00 a.m., the Issuer fails to reply or should the reply fail to sufficiently clarify the material information requested by 11:00 a.m., it shall be fined the amount of Thirty Thousand Pesos (P30,000.00). Thereafter, the Issuer shall be fined the additional amount of Ten Thousand Pesos (P10,000.00) for every thirty minutes of delay.

The imposition of the foregoing penalties shall be without prejudice to the imposition of penalty/ies for non-disclosure of material information after the same has been duly established and the need to pursue investigation of a possible violation of the anti-manipulative and anti-fraudulent provisions of the SRC.

SECTION 5. DISCLOSURE FOR SUBSTANTIAL ACQUISITIONS & REVERSE TAKEOVERS: When an Issuer or its subsidiary has merged or consolidated with or otherwise acquires a direct or indirect interest in an unlisted company, person or group, and said interest is ten percent (10%) or more of the total book value of the listed company, the trading of the securities of the listed company shall be suspended until the terms and conditions of the transaction, and the details pertaining to the business or project acquired are actually disclosed and, if applicable, the latest audited financial statements of the unlisted company, are submitted to the Exchange.

The foregoing, however, shall not apply to cases where the Issuer has merged or consolidated with or otherwise acquires an interest in its existing subsidiary(ies).

SECTION 6. DISCLOSURE OF DIVIDEND DECLARATIONS: The Issuer must disclose to the Exchange dividend declarations as approved by its Board of Directors and shareholders in accordance with Section 4.1 above.

SECTION 6.1 DISCLOSURE OF RECORD DATE: The Issuer must set the record date in accordance with the Rules of the Securities and Exchange Commission and when appropriate, of the Rules of the Bangko Sentral ng

Pilipinas. The disclosure of the record date must not be less than ten (10) trading days from the said date.

SECTION 6.2 DETERMINATION OF PAYMENT DATE: The Issuer must set the Payment Date in accordance with the rules of the Commission and when appropriate, of the Rules of the Bangko Sentral ng Pilipinas.

SECTION 7. DISCLOSURE ON STOCKHOLDERS' MEETING: For the holding of any stockholders' meeting, the Exchange must be given a written notice thereof at least Ten (10) trading days prior to the record date fixed by the Issuer. The notice must include all the necessary details including the time, venue, and agenda of the meeting and the inclusive dates when the stock and transfer books will be closed. The Issuer shall further submit within Five (5) trading days after the record date the list of stockholders who are entitled to notice and to vote at a regular or special stockholders' meeting.

SECTION 8. DISCLOSURE OF THE AMENDMENTS TO THE ARTICLES OF INCORPORATION AND BY-LAWS: Upon approval by the Commission of the amendment to the Articles of Incorporation and By-Laws of an Issuer, the following should be submitted to the Exchange within two (2) trading days:

a. SEC Certified True Copy of the Amended Articles of Incorporation and By-Laws; and

b. Detailed procedure to be undertaken by the Issuer in amending its stock certificates, if required (cross reference: Section 8 of the Continuing Listing Requirements).

SECTION 9. DISCLOSURE OF ACQUISITION OF OUTSTANDING SHARES AND SALE OF TREASURY SHARES: The Issuer must promptly disclose any planned acquisition of its shares or disposition of treasury shares. In addition, the Issuer must submit a disclosure regarding the actual number of shares and the transaction price for each acquisition or disposition of its own shares prior to the

pre-open period of the next trading day after the transaction was executed. The planned acquisition or disposition must likewise be in accordance with the rules and regulations of the Securities and Exchange Commission.

SECTION 10. DISCLOSURE OF ACQUISITION BY THE ISSUER'S SUBSIDIARIES, AFFILIATES AND OTHERS: The Issuer must submit a disclosure to the Exchange regarding the actual number of shares and the transaction price for each acquisition or disposal of the Issuer's shares by its subsidiaries, affiliates or entities controlled or managed by the Issuer prior to the pre-open period of the next trading day after the transaction was executed or such other related information that the Exchange may require.

SECTION 11. DISCLOSURE OF PENDING RELEASE OF SHARES HELD UNDER VOLUNTARY LOCK-UP: The Issuer must notify the Exchange of the release of the shares held under escrow not earlier than fifteen (15) trading days but not later than ten (10) trading days before the end of the voluntary lock-up period.

SECTION 12. DISCLOSURE ON CHANGE OF STOCK TRANSFER AGENT: The Issuer must notify the Exchange on or before the pre-open period of the next trading day of a decision to terminate the services of its Stock Transfer Agent and the reasons for such termination. The notice should in any case be filed with the Exchange no later than 30 days prior to the effectivity of the termination.

A new Stock Transfer Agent should be engaged by the Issuer no later than ten (10) trading days prior to the effectivity date of the termination of services of the original Stock Transfer Agent. Notice to the Exchange that the Issuer has engaged a new Transfer Agent must be filed within the same period. Upon failure to comply with this requirement, the Exchange shall suspend trading of securities of the Issuer which shall be lifted upon receipt of notice of the engagement of a new Stock Transfer Agent.

SECTION 13. DISCLOSURE ON TRANSACTIONS OF DIRECTORS AND PRINCIPAL OFFICERS IN THE ISSUER'S SECURITIES:

13.1 Notwithstanding Section 17.5 of these Rules, Issuers must disclose to the Exchange the direct and indirect ownership of its directors and principal officers in its securities within (2) trading days after:

a. The Issuer's securities is first admitted in the Official Registry of the Exchange;

b. a Director is first elected or an Officer is appointed; or

c. any acquisition, disposal, or change in the shareholdings of the Directors and Officers.

13.2 A Director or a Principal Officer of an Issuer must not deal in the Issuer's securities during the period within which a material non-public information is obtained and up to two full trading days after the price sensitive information is disclosed.

SECTION 14. COMPANY AND ANALYST/INVESTORS BRIEFINGS: Issuer(s) must notify the Exchange of its company and analyst/investors briefings at least three (3) trading days prior to the scheduled date.

SECTION 15. UNUSUAL TRADING ACTIVITY: Unusual trading activity involving an Issuer's securities which occurs without any apparent reason gives rise to the presumption that there is insider trading or a rumor or report, whether true or false, about the Issuer.

Whenever there is unusual trading activity in an Issuer's securities, the Issuer must respond promptly to any inquiry made by the Exchange concerning the unusual trading activity. In this connection:

a. If the unusual trading activity results from the "leak" of material information, the information in question must be announced promptly. If

the unusual trading activity results from a false rumor or report, the Exchange's policy on correction of such rumors and reports should be complied with; and

b. If the listed Issuer is unable to determine the cause of the unusual trading activity, it must make a disclosure to the Exchange to the effect that there are no undisclosed recent developments affecting the Issuer that would account for the unusual trading activity.

Any response made by the authorized Corporate Information Officer of an Issuer is presumed to have been made after consulting the Chairman of the Board, President or Corporate Secretary of the Issuer.

SECTION 16. UPDATE OF PRIOR STATEMENTS: Should subsequent events make a prior disclosure inaccurate, the Issuer has the duty to update and correct prior disclosures within ten (10) minutes after receipt of the updated information or upon determination of the discrepancy. Disclosure procedures under Section 4.1 shall apply.

SECTION 17. STRUCTURED CONTINUING DISCLOSURE REQUIREMENTS FOR LISTED COMPANIES, PURPOSE: The purpose for requiring structured disclosures is to assure the public availability of continuing adequate information on listed companies.

SECTION 17.1. GENERAL DEFINITION: Structured continuing disclosures are the periodic reportorial requirements required by the Commission and the Exchange.

SECTION 17.2. SUBMISSION OF PERIODIC AND OTHER REPORTS BY LISTED COMPANIES TO THE EXCHANGE: Issuers shall file with the Exchange the following periodic and other reports:

a. **Annual Report:** An annual report using SEC Form 17-A within 105 days after the end of the fiscal year, or such other time as the Commission by rule shall prescribe; and

b. **Three (3) Quarterly Reports**, within 45 days from end of the first three quarters of the fiscal year, the SEC Form 17-Q format shall be used. ***Issuers*** must include a schedule of aging of accounts receivables in their SEC Form 17-Q submitted to the Exchange.

c. **Other Periodical Reports Prescribed by the Commission:** Such other periodical reports for interim fiscal periods and current reports on significant developments of the Issuer as the Commission may prescribe as necessary to update and keep current information on the operation of the business and financial condition of the Issuer.

SECTION 17.3. FORM OF PERIODIC REPORT: All reports (including financial statements) required to be filed with the Commission and the Exchange pursuant to Section 17.2 hereof shall be in such form, contain such information and be filed at such times as the Commission by rule shall prescribe, and in lieu of any periodical or current reports or financial statements otherwise required to be filed under the Corporation Code.

SECTION 17.4. FURNISHING OF ANNUAL REPORT TO SHAREHOLDERS: Every Issuer shall furnish to each holder of such equity security an annual report in such form and containing such information as the Commission by rule shall prescribe.

SECTION 17.5. REPORTS ON BENEFICIAL OWNERSHIP: Any person who is directly or indirectly the beneficial owner of any equity security of a listed Issuer or is a director, officer or principal stockholder thereof shall submit the necessary reports in accordance with the requirements of Sections 18 and 23, as the case may be, of the Securities Regulation Code.

SECTION 17.6 REPORT ON THE NUMBER OF SHAREHOLDERS: The Issuer is required to submit to the Exchange a report on the number of its shareholders owning at least one board lot each. The report must be filed with the Exchange within five trading days after the close of each calendar month.

SECTION 17.7 AMENDMENTS IN REPORTS: If any material change occurs in the facts set forth in the beneficial ownership reports, such amendment shall be transmitted to the Issuer, the Exchange and the Commission in accordance with such rules and regulations as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors.

For all other reports, any amendments thereof shall be transmitted to the Exchange and the Commission.

SECTION 17.8. SANCTIONS FOR NON-COMPLIANCE WITH CERTAIN STRUCTURED REPORTORIAL REQUIREMENTS: The following sanctions shall be imposed for failure to comply with the following structured reportorial requirements of the Exchange:

(a) Annual Report using SEC Form 17-A

(1) An Issuer must submit its Annual Report using SEC Form 17A within one hundred five (105) calendar days after the end of the fiscal year or any valid extension thereof.

(2) Should the Issuer fail to submit the required report, the Exchange shall impose a basic fine in accordance with the New Scale of Fines for Non-compliance with the Reportorial Requirements of the

Exchange. In addition, the Exchange shall commence imposing the daily fine for each day of non-compliance in accordance with the said Scale of Fines for a period of Fifteen (15) calendar days. No earlier than the Tenth (10th) calendar day prior to the lapse of the said Fifteen (15) calendar day period, the Exchange shall warn the Issuer that the Trading Participants and the investing public shall be notified, through a circular, of the fact of its non-compliance with a further warning that failure to comply with the requirements of the Exchange shall result in the automatic suspension of the trading of the company's shares for a maximum period of Three (3) months. During the Three (3) month suspension period, the daily fine shall not be applied.

(3) After the lapse of the suspension period and the Issuer still failed to comply with the reportorial requirement, the Exchange shall initiate delisting procedures.

(4) Should the Issuer, on the other hand, be able to submit its Annual Report but fail to pay the basic fine, a fine for each day of non-payment, in accordance with the New Scale of Fines for Non-compliance with the Reportorial Requirements of the Exchange, shall be imposed for a period of Fifteen (15) days. In addition to the foregoing, the Issuer shall be considered delinquent by the Exchange. Thus, any application for additional listing of a delinquent company shall not be processed until it has been cleared of its penalty in arrears. Likewise, any request for issuance of clearance or certificate of good standing shall not be entertained by the Exchange. Should the Issuer still fail to settle its obligation to pay the basic fine and attendant daily fines, the trading of the shares of the delinquent company shall be automatically suspended for a maximum period of Three (3) months. Upon the expiration of the said Three (3) month period, the Exchange shall initiate delisting procedures.

(b) Quarterly Report Using SEC From 17-Q

(1) An Issuer must submit its Quarterly Report using SEC Form 17-Q within Forty-five (45) calendar days after the end of the quarter or any valid extension thereof.

(2) Should the Issuer fail to submit the required report, the Exchange shall impose a basic fine in accordance with the New Scale of Fines for Non-compliance with the Reportorial Requirements of the Exchange. In addition, the Exchange shall commence imposing the daily fine for each day of non-compliance, in accordance with the said Scale of Fines within a period of Ten (10) calendar days. No earlier than the fifth (5th) calendar day prior to the lapse of the said Ten (10) calendar day period, the Exchange shall warn the Issuer that the Trading Participants and the investing public shall be notified, through a circular, of the fact of its non-compliance with a further warning that failure to comply with the requirement of the Exchange shall result in the automatic suspension of the trading of the Issuer's shares for a maximum period of Two (2) months. During the two (2) month suspension period, the daily fine shall not be applied.

(3) After the lapse of the suspension period and the Issuer still failed to comply with the reportorial requirement, the Exchange shall initiate delisting procedures.

(4) Should the Issuer, on the other hand, be able to submit its Quarterly Report but fail to pay the basic fine, a fine for each day of non-payment, in accordance with the New Scale of Fines for Non-compliance with the Reportorial Requirements of the Exchange, shall be imposed for a period of Ten (10) calendar

days. In addition to the foregoing, the listed company shall be considered delinquent by the Exchange. Thus, any application for additional listing of a delinquent company shall not be processed until it has been cleared of its penalty in arrears. Likewise, any request for issuance of clearance or certificate of good standing shall not be entertained by the Exchange. Should the Issuer still fail to settle its obligation to pay the basic fine and attendant daily fines, the trading of the shares of the delinquent company shall be automatically suspended for a maximum period of Two (2) months. Upon expiration of the said Two (2) month period, the Exchange shall initiate delisting procedures.

SECTION 17.9 COMPLIANCE WITH CORPORATION CODE REPORTORIAL REQUIREMENT: Listed companies whose securities are traded on the Exchange shall also file with the Exchange the following reports in compliance with reportorial requirements of the Corporation Code of the Philippines:

a. A Report filed on SEC Form 17-A is deemed compliance with Section 141 of the Corporation Code of the Philippines;

b. A Report filed on SEC Form 17-C is deemed compliance with Section 26 of the Corporation Code of the Philippines; and

c. A Report furnished to security holders pursuant to Section 3 of SRC Rule 20 is deemed compliance with Section 75 of the Corporation Code of the Philippines.

SECTION 17.10. ADOPTION BY THE EXCHANGE OF SRC RULES 12 and 68 ON NON-FINANCIAL AND FINANCIAL STATEMENT PORTIONS OF REPORTS: The Exchange hereby adopts the Requirements for Filings Pursuant to the Securities Regulation Code and its Implementing Rules and Regulations on the requirements applicable to the content of the Issuer's non-financial and financial statement portions of:

a. Registration statements for the sale and/or distribution of securities pursuant to the provisions of Sections 8 and 12 of the SRC and SRC Rule 8 thereunder. Registration Statements under Section 12 of the SRC shall be filed on SEC Form 12-1.

b. Prospectuses to be used in connection with the public distribution of securities pursuant to Section 8 of the SRC and SRC Rule 8-1.1 thereunder.

c. Periodic and other reports required under Section 17 of the SRC to be filed with the Commission as provided in SRC Rules 17 and 17-1 and SEC Forms 17-Q, 17-A, 17-C, and 17-L, as appropriate, unless exempt from the provisions thereof.

d. Proxy and information statements required by Section 20 of the SRC, and SRC Rules 20 adopted pursuant thereto, filings of which shall be made on SEC Forms 20-A and 17-IS.

e. Any other documents required to be filed under the terms of SRC Rule 12, which filings shall be made on SEC Forms specified in rules pertinent thereto, as provided in these Rules.

SECTION 17.11. SUBMISSION OF LIST OF STOCKHOLDERS - The Issuer shall submit to the Exchange the list of stockholders who are entitled to notice and to vote at a regular or special stockholders meeting not later than five (5) trading days after the record date fixed by the Issuer for the holding of such meeting in a format as prescribed by the Exchange.

SECTION 17.12. SUBMISSION OF LIST OF TOP ONE HUNDRED STOCKHOLDERS: All listed companies shall submit to the Exchange a list of their top one hundred (100) stockholders on a quarterly basis. The list shall be submitted to the Disclosure Department within Fifteen (15) days after the end of each quarter.

In the submission of the List of Top100 stockholders, listed companies must furnish the Exchange the names of the broker, dealer, investment house, voting trustee, bank, association, or other entity that exercises fiduciary power in nominee name or otherwise. "PCD Nominee Corporation" will not anymore be accepted by the Exchange as a valid entry in the list. For this purpose, the PCD shall be requested to furnish the list of PCD Participants to the concerned Issuers to enable them to comply with the foregoing requirement.

SECTION. 17.13. REPORT ON FOREIGN OWNERSHIP:

a. Issuers with unclassified shares with foreign ownership limits shall submit to the Exchange on a monthly basis not later than the last working day of the first week of every month, the basic information that will enable the Exchange to show the exact number of shares in the hands of foreign shareholders on a real time basis using the prescribed form (PSE Form ATG 1-98). Issuers may mandate their transfer agent to submit directly the aforesaid form to the Exchange.

b. Issuers whose shares are either already classified into Class A and B shares, or can be owned entirely by the foreigners or cannot be owned at all by foreigners are exempt from this rule.

SECTION 17.14 ANNUAL VERIFICATION OF THE BUREAU OF MINES: Mining companies whose securities are listed in the Exchange are required to submit on or before the end of March of each calendar year, a Certification from the Bureau of Mines and Geosciences of the following facts: (a) that the listed mining company's properties are still valid and subsisting and that said properties are being developed according to the work program of the mining company; (b) that the listed mining company's claims/leases are still valid at the time of certification, with a disclosure of all liens and encumbrances.

SECTION 17.15 ANNUAL VERIFICATION OF THE DEPARTMENT OF ENERGY: Petroleum Service Contractors whose securities are listed in the Exchange are required to submit on or before the end of March of each calendar year, a Certification from the Department of Energy (the "DOE") that their Service Contracts are still valid and subsisting and that it has no pending violations with the DOE.

THE PHILIPPINE STOCK EXCHANGE, INC:

(Original Signed)

JOSE G. CERVANTES

Senior Vice President

OIC, Listings and Disclosure Group

(Original Signed)

ZAYBER JOHN B. PROTACIO

General Counsel

SECURITIES AND EXCHANGE COMMISSION:

(Original Signed)

JOSE P. AQUINO

Director, Market Regulation Department

PENALTIES AND FINES

SECTION 1. SCALE OF FINES FOR NON-COMPLIANCE WITH STRUCTURED CONTINUING DISCLOSURE REQUIREMENTS: For failure to comply with the Structured Continuing Disclosure Requirements as prescribed under Sections 17 to 17.15 of the Disclosure Rules, the following fines and penalties shall be accordingly imposed against the Listed Company:

Total Assets (Based on Latest FS)	Basic Fine	Per Day Penalty	Maximum Penalty Per Year/Per Violation
Less than P25.0 M	P5,000.00	P500/day of delay	P50,000.00
P25.0 M to Less than P30.0 M	P6,000.00	P600/day of delay	P60,000.00
P30.0 M to Less than P45.0 M	P7,000.00	P700/day of delay	P70,000.00
P45.0 M to Less than P50.0 M	P8,000.00	P800/day of delay	P80,000.00
P50.0 M to Less than P60.0 M	P9,000.00	P900/day of delay	P90,000.00
P60.0 M to Less than P80.0 M	P10,000.00	P1,000/day of delay	P100,000.00
P80.0 M to Less than P100.0 M	P12,000.00	P1,200/day of delay	P120,000.00
P100.0 M to Less than P150.0 M	P14,000.00	P1,400/day of delay	P140,000.00
P150.0 M to Less than P200.0 M	P16,000.00	P1,600/day of delay	P160,000.00
P200.0 M to Less than P250.0 M	P18,000.00	P1,800/day of delay	P180,000.00
P250.0 M to Less than P300.0 M	P20,000.00	P2,000/day of delay	P200,000.00
P300.0 M to Less than P350.0 M	P22,500.00	P2,250/day of delay	P225,000.00

Total Assets (Based on Latest FS)	Basic Fine	Per Day Penalty	Maximum Penalty Per Year/Per Violation
P350.0 M to Less than P400.0 M	P25,500.00	P2,550/day of delay	P250,000.00
P400.0 M to Less than P450.0 M	P27,500.00	P2,750/day of delay	P275,000.00
P450.0 M to Less than P500.0 M	P30,000.00	P3,000/day of delay	P300,000.00
P500.0 M to Less than P600.0 M	P33,000.00	P3,300/day of delay	P330,000.00
P600.0 M to Less than P700.0 M	P36,000.00	P3,600/day of delay	P360,000.00
P700.0 M to Less than P800.0 M	P39,000.00	P3,900/day of delay	P390,000.00
P800.0 M to Less than P900.0 M	P42,000.00	P4,200/day of delay	P420,000.00
P900.0 M to Less than P1.0 B	P45,000.00	P4,500/day of delay	P450,000.00
P1.0 B and above	P50,000.00	P5,000/day of delay	P500,000.00

SECTION 2. PENALTY FOR NON-COMPLIANCE WITH UNSTRUCTURED DISCLOSURE REQUIREMENTS: Any violation of the terms and conditions of the Listing Agreement and of any other provisions of these Rules committed within a twelve-month period shall make the Issuer liable for the following penalties:

First Violation	₱50,000.00
Second Violation of a similar nature	₱75,000.00
Third Violation	Suspension of trading the issue for a period of one (1) month
Fourth Violation	Ground for delisting

An additional fine of ₱1,000.00 shall be imposed for each trading day during which the offense continues until and including the day on which the violation is rectified. Failure to pay within one (1) month from the imposition of the penalty

and any additional fine imposed will result in the suspension of trading of the securities of the Listed Company.

Offenses involving fraud of the market manipulation, concealment, and other offenses specified in the SRC shall be referred to the Board for its appropriate action.

SECTION 3. NOTICE OF ASSESSMENT OF FINE AND PENALTY: Listed companies found to have been in violation of the Listing and Disclosure Rules shall be notified of the assessment of the appropriate fine and/or penalty within five (5) days from approval of the Board of Directors of the Exchange of such assessment.

SECTION 4. PUBLICATION OF PENALTIES ASSESSED: Listed companies against whom penalties are assessed by the Exchange as a result of a violation of the Listing and Disclosure Rules shall be announced by the Exchange within two (2) trading days from a final determination of the assessed fine and/or penalty. The same information shall be made available to Trading Participants of the Exchange in circular form.

THE PHILIPPINE STOCK EXCHANGE, INC:

(Original Signed)

JOSE G. CERVANTES

Senior Vice President

OIC, Listings and Disclosure Group

(Original Signed)

ZAYBER JOHN B. PROTACIO

General Counsel

SECURITIES AND EXCHANGE COMMISSION:

(Original Signed)

JOSE P. AQUINO

Director, Market Regulation Department

IMPLEMENTING GUIDELINES ON ARTICLE XVI, SECTION 2, LETTER f OF THE LISTING AND DISCLOSURE RULES OF THE EXCHANGE

I. INTRODUCTION:

According to Article XVI, Section 2, Letter f of the Listings and Disclosure Rules of the Exchange, a listed company may be considered for delisting if its ***stockholders' equity becomes negative***. Thus, listed companies suffering from this financial condition, as reflected in its latest audited financial statements, must comply with the guidelines as provided hereunder.

These guidelines shall be implemented for audited financial statements beginning year 2002 and for all subsequent audited financial statements.

II. GUIDELINES:

1. A listed company that had submitted its audited financial statements ***prior to the effectivity of this implementing guideline*** must:

   (a) Within sixty (60) working days from receipt of notice from the Exchange, submit a plan detailing the activities it will undertake, together with its corresponding timetable, to bring its stockholders' equity from negative to positive;

   The plan shall include a list of advisers the listed company intends to engage, including financial advisers, legal counsels, auditors, and underwriters, and their relation with the listed company, if any.

   The Exchange shall inform its Trading Participants and the investing public of the listed companies required to comply with these guidelines.

   (b) Within one (1) year after submission to the Exchange of its detailed plan, secure the requisite approvals from government agencies and/or its shareholders, an approval in-principle from

its creditors, and implement the remaining activities outlined in its plan.

2. A listed company which will submit its audited financial statements ***after the effectivity of this implementing guideline***, must:

   (a) Within thirty (30) working days *from receipt of notice from the Exchange,* submit a plan detailing the activities it will undertake, together with its corresponding timetable, to bring its stockholders' equity from negative to positive;

   The plan shall include a list of advisers the listed company intends to engage, including financial advisers, legal counsels, auditors, and underwriters, and their relation with the listed company, if any.

   The Exchange shall inform its Trading Participants and the investing public of the list companies required to comply with these guidelines.

   (b) Within one (1) year after submission to the Exchange of its detailed plan, secure the requisite approvals, from government agencies and/or its shareholders, an approval in-principle from its creditors, and implement the remaining activities outlined in its plan.

3. The listed company must promptly disclose to the Exchange any amendments to its plan of activities as per item (a) of numbers 1 and 2 above.

4. The listed company must promptly disclose to the Exchange any approval it has obtained as per item (b) of numbers 1 and 2 above.

5. Any related party transaction entered into by the listed company in relation to its plan must be promptly disclosed to the Exchange. The disclosure should include, among others, the following:

   - The date of the transaction;
   - The nature of the transaction and its essential elements;
   - The party(ies) to the transaction and its relationship, if any, to the major shareholders, directors or officers of the listed company;
   - The consideration for the transaction and its basis;
   - The rationale for entering into the transaction

This is, however, without prejudice to any rules of the Exchange that are applicable to related party transactions.

6. The listed company that fails to comply with any of the conditions set forth in either Item number 1 or 2 above must submit to the Exchange a written explanation of its failure to comply with the said requirement. The Exchange shall then evaluate the merits of its explanation. Should it decide to accept the explanation, the Exchange has the discretion to grant an extension of the deadline. However, should the Exchange decide not to accept the explanation, it shall notify the listed company in writing, citing the reasons for its decision after which the Exchange shall implement the procedure for delisting as per Article XVI, Section 3 of the Listings and Disclosure Rules.

   Trading Participants and the investing public shall be notified of the explanation given by the listed company, and the corresponding decision of the Exchange.

III. EFFECTIVITY DATE:

This Implementing Guideline shall take effect fifteen days from circularization by the Exchange.

THE PHILIPPINE STOCK EXCHANGE, INC.:

(Original Signed)
JOSE G. CERVANTES
Senior Vice President
OIC, Listings and Disclosure Group

(Original Signed)
ZAYBER JOHN B. PROTACIO
General Counsel

SECURITIES AND EXCHANGE COMMISSION:

(Original Signed)
JOSE P. AQUINO
Director
Market Regulation Department

Exhibit B

REPORTING AND SUBMISSION REQUIREMENTS TO THE SECURITIES & EXCHANGE COMMISSION FOR LISTED COMPANIES REGISTERED UNDER THE SECURITIES REGULATION CODE

(Source: *Securities Regulation Code and Relevant SEC Rules and Circulars*)

Period	Requirements
1. Within 105 days after the end of the fiscal year	Furnish the Annual Report (SEC Form 17-A) of the Corporation, which shall contain among other things, the following: a. Business and General Information b. Operational and Financial Information (Audited Financial Statement) c. Control and Compensation Information d. Exhibits and Schedules Signatures of: 1) Principal Executive Officer 2) Principal Operating Officer 3) Principal Financial Officer 4) Comptroller 5) Principal Accounting Officer 6) Corporate Secretary ***This report must be notarized***

2. Within 45 calendar days after the end of each of the first three (3) quarters of each fiscal year	Furnish the Quarterly Reports (SEC Form 17-Q) containing, among others, the following: a. Financial Information (With interim financial statements) b. Other Information (Those not reported in Form 17-C) ***Signature of duly authorized officer and principal financial or chief accounting officer***
3. Within 5 calendar days after occurrence of the event	Furnish Current Reports (SEC Form 17- C) containing, among others, the following: a. Changes in Control of Registrant b. Acquisition or Disposition of Assets c. Changes in Registrant's Certifying Accountant d. Resignation, removal, election of registrant's Directors or Officers e. Legal Proceedings f. Changes in Securities g. Defaults upon Senior Securities h. Change in fiscal year i. Other Events j. Financial Statements (of business acquired) and Exhibits
4. To be filed not later than the due date of the report	Furnish the NOTIFICATION OF INABILITY TO FILE ALL OR ANY PORTION OF SEC Form 17-A or 17-Q (SEC Form 17-L) containing, among others, the following: a. Representations

	b. Narrative of inability to file the report and reasons in detail ***Signature of certifying officers***
5. At least 25 business days prior to meeting date	Furnish the Information Statement (SEC Form 17-IS) which shall contain among other things, the following: a. Information required by Items of SEC Form 20 b. Statement that proxies are not solicited c. Interest of Certain Persons in or Opposition to Matters to be Acted Upon ***Signature of duly authorized officer***
6. Within 5 days after acquisition	Furnish the Report of 5% Beneficial Ownership (SEC Form 18-A) containing, among others, the following: a. Security and Issuer b. Identity and Background c. Purpose of Transaction d. Interest in Securities of the Issuer e. Contracts, arrangements, understandings or relationships with respect to securities of the issuer f. Exhibits ***This report must be notarized***

7. Within 45 days after the end of the fiscal year	Furnish the Report of 5% Institutional Buyers (SEC Form 18-AS) containing, among others, the following: a. Identity of the Issuer b. Identity of the Person Filing c. Ownership d. Notice of Dissolution of Group ***This report must be notarized***
8. As soon as practicable on date of commencement of offer	Furnish the Tender Offer Report (SEC Form 19-1) containing, among others, the following: a. Subject Company and Class of Security subject to the Tender Offer b. Identity and Background c. Purpose of the Tender Offer and Plans or Proposals of the Bidder d. Interest in Securities of the Issuer e. Contracts, arrangements, understandings or Relationships with respect to Securities of the Issuer f. Materials to be filed as Exhibits ***Signature of certifying officer***
9. At least 25 business days prior to meeting date	Furnish the Proxy Statement (SEC Form 20) which shall contain among other things, the following: a. General Information b. Solicitation Information c. Control and Compensation Information

	d. Issuance and Exchange of Securities e. Other Matters ***Signature of certifying officer***
10. Within 10 days after effective date of RS or within 10 days after becoming an officer, director or 10% holder	Beneficial Ownership Report (SEC Form 23-A) to be filed by Directors, officers of the issuer of securities and any person who is the beneficial owner of more than 10% of any class of any equity security which is registered Indicate the amount of equity securities of such issuer of which he is the beneficial owner
11. Within 10 days after close of each month thereafter	Statement of Changes in Beneficial Ownership (SEC Form 23-B) to be filed by directors, officers of the issuer of securities and any person whose beneficial ownership of securities falls below 10% or if he ceases to be an officer or director of the issuer. Indicate the ownership at the close of the calendar month and such changes in ownership as have occurred during that calendar month
12. As of the first day of any such fiscal year	Notification of suspension of duty to file reports under SEC.17 of the SRC (SEC Form 17-EX)
13. Prior to the sale of offer to sale of securities to the public	Furnish Registration Statement for IPO's (SEC Form 12-1) containing among other things, the following:

a. Information required in Prospectus
b. Information included in Registration Statement but not required in Prospectus

Signatures of:

1. Principal Executive Officer
2. Principal Operating Officer
3. Principal Financial Officer
4. Comptroller
5. Principal Accounting Officer
6. Corporate Secretary

This report must be notarized

14. Within 30 days from date of annual meeting as specified in the By-Laws	File six (6) sets of General Information Sheet (GIS) as of Date of Annual Meeting
15. Within 105 days after the end of the fiscal year as specified in the By-Laws	File six (6) sets of Audited Financial Statement (AFS) duly stamped "Received" by the BIR and General Form of Financial Statements (GFFS)

US SEC
File No. 82-3237

RECEIVED
2005 JAN -7 A 8:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SEC FORM 17 - Q
(Quarterly Report)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-Q
(For the period ended September 30, 2003)
(Form Type)

PW-102
(S. E. C. Registration No.)

O/L
Raquel
11/13/03

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. **For the quarterly period ended:** *September 30, 2003*
2. **Commission identification number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Exact name of issuer as specified in its charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of issuer's principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
   Postal Code: *0300*
8. **Issuer's Telephone Numbers including area code:** *16220*
9. **Former name, former address and former fiscal year, if changed since last report:** *N/A*
10. **Securities registered pursuant to Sections 8 and 12 of the Code, or Sections 4 and 8 of RSA:**

Title of Each Class		*Number of Shares of Common Stock Outstanding*
Class "A"	-	*559,556,877*
Class "B"	-	*399,704,584*
Total	-	*999,261,461*

Amount of Debt outstanding: *P104.12 Billion (as of September 30, 2003)*

11. Are any or all of these securities listed on a Stock Exchange?

Yes [x] No [ ]

12. If yes, the name of such Stock Exchange and the class/es of securities:

Philippine Stock Exchange *Class A and B*

13. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed under Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporate Code of the Philippines, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports):

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past ninety (90) days:

Yes [x] No [ ]

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

Financial Statements of the registrant are incorporated herein by reference to the enclosed document.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This information is incorporated herein by reference to the enclosed document.

PART II – OTHER INFORMATION

Not applicable.

US SEC
File No. 82-3237

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

DANIEL D. TAGAZA
Senior Vice President and
Chief Finance Officer

Date: November 4, 2003

cc *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MANAGEMENT'S DISCUSSION AND ANALYSIS (MDA) OF OPERATION
For the Nine Months Ended September 30, 2003

The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Philippine pesos. All references to "pesos", "peso" or "P" are to Philippine pesos. As quoted through the Philippine Dealing System, the average exchange rate of Philippine pesos into U.S. dollars was 55.00 pesos to the dollar at September 30, 2003, as compared to 52.80 pesos to the dollar at September 30, 2002.

This report contains some statements which constitute "forward-looking statements", including statements regarding our intent, belief or current expectations. Any such forward-looking statements are not guarantees of our future performance and involve a number of risks and uncertainties that could affect our business and results of operations. Among the factors that could cause actual results to differ from such statements are adverse consequences resulting from general economic and business conditions in the Philippines, our ability to grow the customer base for our services, demand for electric services in the Philippines, our ability to enter into various funding arrangements, competitive pressures, fluctuations in the Philippine peso – U.S. dollar exchange rate, changes in applicable Energy Regulatory Commission or ERC regulations, subsequent changes in regulatory policies for the Philippine power industry, governmental, statutory, regulatory or administrative initiatives affecting financial, governmental and other institutions in the Philippines, future decisions of judicial and administrative courts, tightening of Philippine exchange controls and political changes in the Philippines.

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements and in accordance with Philippine GAAP.

Major factors affecting the Company's financial condition and results of operations are:

1. **Philippine and Regional Economic Conditions.** Meralco operates only in the Philippines and is therefore affected by adverse economic and political developments in the Philippines.

2. **Power Rate Structure, Regulation and System Losses.** The Company's rate structure is the most significant determinant of its operating results. Meralco's unbundled rates to its customers are composed of the

Distribution Charge, the Metering Charge, the Supply Charge and the Currency Exchange Rate Adjustment (the "CERA"). The Distribution Charge incorporates the costs of developing, operating and maintaining Meralco's distribution system. This includes the cost of putting up, running and maintaining the equipment that receives power from the high voltage transmission grid and brings it to the premises of end-users such as households and industrial establishments.

Metering charge includes the cost of metering facilities, their reading, operation and maintenance, while Supply Charge includes the cost of rendering service to customers, such as billing, collection, complaints handling and associated activities.

Currency Exchange Rate Adjustment (CERA) (ICERA under the unbundled rate structure) – covers adjustments due to unavoidable fluctuation of the peso vis-à-vis the US dollar. Other charges such as the Generation charge, Transmission charge, system loss charge, universal charge, franchise tax are completely pass-through charges.

The Joint Congressional Power Commission (JCPC) on February 18, 2002 stamped its final approval on the Implementing Rules and Regulations (IRR) of the Electric Power Industry Reform Act of 2001 or Republic Act 9136. Earlier, the provisionally approved version of the IRR addressed three main Meralco concerns, to wit:

- Extension of market share caps over sectors other than generation.
- The review criteria for distributors' IPP contracts.
- Replacement of the current 10-year power supply agreement with the National Power Corporation with a transition supply contract.

On December 26, 2001, Meralco filed an application to unbundle its rates as mandated by Section 36 of Republic Act 9136. The application was filed in accordance with ERC Order on October 31, 2001 which prescribed uniform filing requirements for all distribution utilities. This included the submission of cost service figures (i.e. audited 2000 financial statements, appraisal of assets, weighted average cost of capital) computed according to the format and parameters specified by the ERC. The updated cost of service figures as basis of the proposed unbundled rate schedules.

Docketed as ERC Case No. 2001-900, the Meralco proposal unbundled the rates into:

a. Generation/Transmission Charge (pending the approval of NPC's own unbundling petition).
b. Distribution Charge
c. Metering Charge
d. Supply Charge

e. Universal Charge (details the amount of interclass subsidies received or provided by each rate class).

The filed application also proposes a lifeline consumption level of 50 kWh and a ₱5 per kWh rate. Section 73 of RA 9136 provides for the institution of a socialized pricing mechanism for a marginalized end user, at a level of consumption and rate to be determined by the Energy Regulatory Commission (ERC). Estimates of the interclass cross-subsidies, based on updated service data cost and an adjustment of the system loss cap (the current RA 7832 cap is 9.5 percent). Section 43 (f) of RA 9136 empowers the ERC to set new caps on recoverable system losses, considering load density, sales mix and delivery voltage and other technical parameters.

On May 30, 2003, the Energy Regulatory Commission (ERC) came out with final decision on Meralco's unbundled rates. Meralco was then directed to implement the new rates in its June 2003 billing cycle.

Prior to the implementation of its unbundled charges, Meralco's rates were in a bundled format, composed of three main components: Basic Charge, CERA and PPA. It was not clear from a bundled bill format what the various costs of providing electric service to customers were, hence the misconceptions on Meralco most especially with regard to the PPA.

The new rates, however, unbundled or itemized the bill based on cost and function. The bill will now show which portions of the electric rate go to Meralco and which are pass-through charges that the law requires Meralco to collect on behalf of suppliers, generators of electricity and the transmission company.

For the third quarter, system loss was recorded at 11.0 percent resulting to an expense of ₱414.4 M. This brought system loss for January to September to 11.43 percent, resulting in an expense of ₱1.6 billion. The Parent Company's system loss was above the legal limit in each of 2000 to 2002. The legal limit for the years 2001 to 2003 is 9.5%.

3. **Electricity Supply**. Meralco is highly dependent on NPC for power. The Company purchased approximately 64.7% of its requirements from NPC and 35.3% from various IPPs for the year 2002. As of the nine months ended September 30, 2003, the Company purchased approximately 59.7% of its requirements from NPC and 40.3% from various IPP's. Recently, Meralco entered into mediation talks with NPC to resolve and settle these issues, and Mr. Sedfrey Ordonez and Mr. Antonio del Rosario were chosen by both companies as the mediators.

On July 15, 2003, Meralco and the National Power Corporation (NPC) signed a Settlement Agreement settling the disputes arising from the 10-year

Contract for the Sale of Electricity entered into by the two parties in 1994. At the instance of both parties, the mediators were asked to reconcile the figures contained in the schedules to be attached to the Settlement Agreement prior to submission to ERC for its approval.

Under the Settlement Agreement, Meralco agreed to pay NPC over a 5-year period from the amounts collected by Meralco from its customers an estimated P27.52B for the energy contracted but not consumed for the last three years of the contract, 2002 to 2004, less adjustments amounting to P7.47B for transmission line delays and failure of NPC to turnover directly-connected customers.

Also under the agreement, NPC will ensure that Meralco's IPPs will be dispatched at their contract levels, resulting in reduction in rates to Meralco consumers estimated at P0.25 centavos/kWh based on March purchased power cost levels. NPC and Meralco will undertake a joint filing at the ERC for the recovery of the net settlement amount from Meralco customers.

4. **Exchange Rates**. Substantially all of the Company's long-term debt is denominated in U. S dollars and other foreign currencies. Accordingly, the further devaluation of the peso has resulted in a substantial increase in the Company's outstanding debt and debt service costs as reported in pesos in the financial statements. The Company recovers increases in its principal repayments of foreign currency denominated debt beyond the ERB approved base exchange rate of P40.081 to US$1.00 (but not increases in interest charges) due to Peso depreciation pursuant to CERA.

The foreign exchange loss associated with interest payments is reflected in the Company's financial statements under "interest and other financial charges". In addition, a substantial portion of the Company's capital expenditure has been, and is expected to continue to be, denominated in foreign currencies. In March 2000, the Accounting Standards Council issued Exposure Draft (ED) No. 37, "The Effects of Changes in Foreign Exchange Rates (revised)," which will eliminate the deferral of foreign exchange differentials but will allow the capitalization of foreign exchange differentials only under modified conditions effective January 2002. The Company's practice has been to capitalize foreign exchange losses arising from foreign currency denominated loans. Management believes that adoption of ED No. 37 will not have a material effect on the Company's financial position, results of operations and cash flow since the ERC has allowed the Parent Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERAII (ICERA under the unbundled rate structure).

5. **Republic Act 9136**. The Electric Power Industry Reform Act of 2001 or Republic Act 9136 took effect on June 26, 2001. The law restructures and deregulates the electric power industry, ending Meralco's monopoly in electricity supply in its franchise. RA 9136 seeks to introduce competition in the sale of electricity to end-users by giving customers choices in terms of their retail supplier. In the next three years, the power industry will undergo major changes brought about by RA 9136 or the Power Reform Law. Some salient features of the law are (a) reduction of 30 centavos per kilowatthour which were reflected in the electric bills of residential customers starting August 2001 (b) unbundle billings to be done within six months from the law's effectivity (c) give gradual relief to customers burdened by subsidies over a three year period and (d) charge a lifeline rate (below cost) to marginalized end-users, at a level to be determined by the Energy Regulatory Commission. Meralco's management believes that RA 9136 will be positive for Meralco primarily because it is likely to result in decreased purchased power costs, and consequently, decreased electricity rates, thereby stimulating demand.

6. **Liquidity and Capital Resources**. To date, the Parent Company has met its capital expenditure requirements primarily from cash flow from operations, and proceeds of long-term borrowings that are primarily foreign-currency denominated. Parent company's total long-term debt as of September 30, 2003 (including the current portion) was ₱24.6 billion, of which ₱3.3 billion was denominated in pesos and the equivalent of ₱21.3 billion of which was denominated in foreign currencies, primarily U.S. dollars. The Company anticipates that capital expenditure will be the most significant use of funds for the next several years.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities, borrowings from financial institutions and refinancing of short-term borrowings. Meralco's ability to incur long-term debt in the future is subject to a variety of uncertainties, including economic, political and other conditions in the Philippines. In addition, Meralco's ability to incur debt will also be affected by the Government's policies relating to foreign currency borrowings, the liquidity of the Philippine capital markets, Meralco's operating results and financial condition, and restrictions under its current debt agreements.

The recent credit rating made by Standard & Poor's which downgraded Meralco's foreign currency rating to "CC" from "CCC" will put further pressure on the company's liquidity position. The negative outlook reflects Meralco's impaired access to the financial markets and tight liquidity position. Failure to negotiate a favorable agreement with creditors or obtain another rate increase could increase the likelihood of a default and result in a further lowering of the company's corporate rating.

The **Phase 1** of the refund to some 1.4 million registered and active residential and general services customers begins June 6, 2003 for those who consumed 100 kWh and below based on the April 2003 bill. As of September 30, 2003, 81 percent or 1.75 billion has been refunded either through application / credit to bills or outright cash refund. Refund for 0.46 million services with terminated contracts totaling ₱413 million (19%) remains unclaimed.

Based on Energy Regulatory Commission's second order, **Phase II** was implemented starting September as follows:

- 101 – 130 kWh - September 2003
- 131 – 170 kWh - October 2003
- 171 – 230 kWh - November 2003
- 231 – 300 kWh - December 2003

As of October 10, 2003, 22% or ₱1.0 billion of the ₱4.5 billion for refund has been refunded either through outright cash or application / credit to future bills.

The following table shows our consolidated cash flows for the nine months ended September 30, 2002 and 2002 (unaudited) as well as consolidated other financial data also as of September 30, 2003 and 2002 (unaudited).

	Consolidated 9-months ended Sep 30	
	2003	**2002**
Cash Flows		
Net cash provided by operating activities	12,495	6,786
Net cash used in investing activities	(3,824)	(2,782)
Net cash provided by financing activities	(8,442)	1,368
Other Financial Data		
Utility plant and others – net	87,318	78,084
Other property and equipment	10,597	13,556
Cash and cash investments	7,061	8,338
Receivables – net	22,022	17,205
Investments and advances	3,277	1,522
Others	29,013	28,531
Total assets	159,288	147,236

7. **Customers' Deposits.** Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payment of the monthly bills for electricity consumption and is equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, at the customer's request only upon termination of the contract, provided that the metering equipment is returned in good condition and all account in the name of the customer have been paid. However, if the service deposits and related

accrued interest already exceeds the customer's current monthly bills, a refund can also be made upon the customer's request. Meters and service deposits earn interest at 6% per annum. In 1995, the then ERB amended the provisions of the standard rules and regulations governing electric utilities, which includes, among others, increasing the interest rate of these deposits from 6% to 10%. Meralco has contested, among other provisions, the increase in the interest rate.

Summary of Parent Company's customers' deposit – non current:

	Parent Company	
	Sep 2003	Sep 2002
Meter and service deposits-net of current Portion	9,546	8,356
Interests on meter and service deposits – Net of current portion	3,354	4,111
Advance payment received from a Customer	-	574
Total	12,900	13,041

Section 43 of the Corporation Code "Stock corporations are prohibited from retaining surplus profits in excess of one hundred (100%) percent of their paid-in capital stock, except:"

The pertinent provision of Section 43 of the Corporation Code provides that:

> Stock corporations are prohibited from retaining surplus profits in excess of one hundred percent (100%) of their paid-in capital stock except (1) when justified by definite corporate expansion projects or programs approved by the board of directors; or (2) when prohibited under any loan agreement with any financial institution or creditor, whether local or foreign, from declaring dividends without its/his consent, and such consent has not yet been secured; or (3) when it can be clearly shown that such retention is necessary under special circumstances obtaining in the corporation, such as when there is a need for special reserve for probable contingencies (underscoring ours).

- Given the delay incurred by the Company in securing a rate adjustment (ERC Case No. 2001-646) and the unbundling petition (ERC Case No. 2001-900) from the Energy Regulatory Commission which has remained pending before said regulator in spite of the Company's repeated pleas of the urgency of such rate adjustment, Meralco's management had deemed it prudent not to declare dividends or appropriate such amounts from its retained earnings to comply with the limitations set forth in Section 43 of the Corporation Code.

  On May 30, 2003, the Energy Regulatory Commission (ERC) approved Meralco's unbundled rates. It was then directed to implement the new rates in its June 2003 billing cycle. The May 30 Order of the ERC resolved the Motion for Reconsideration (MR) filed by Meralco on April 9, 2003 with ERC seeking reconsideration of the ERC's March 20, 2003 decision specifically concerning the application for a rate increase.

- The situation under the Company is operating in as described above, leaves management no choice but to conserve the Company's resources to mitigate the effects of the Supreme Court decision to reduce Meralco's basic rates by 16.7 centavos and return to its customers the amount of 16.7 centavos per kilowatthour it has collected in its billing starting February 1994 and ensure its continued viability.

- It is clear that present circumstances under the exception cited in Section 43 of the Corporation Code apply to Meralco.

EXPLANATORY COMMENTS ABOUT THE SEASONALITY OR CYCLICALITY OF INTERIM OPERATIONS

The Company's business evidences seasonality on both quarterly and six-month basis. The second and particularly the third quarters are periods of greater electricity demand. Principally, the first, and to a lesser extent, the fourth quarters are periods of comparatively reduced demand from Meralco's customers because of cooler temperatures and the reduction of inventory by commercial and industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first two months of a year tend to be lower than for the second six months of a year. The Company's commercial and industrial customers generally increase inventories during third quarter and accordingly, a disproportionate amount of the Company's revenues occur in the second half of the year

The following table sets forth Meralco's sales in gWh.

	2003	2002
Quarterly Sales		
First Quarter	5,470.5	5,007.0
Second Quarter	6,116.3	5,948.0
Third Quarter	6,157.0	5,931.4
Fourth Quarter	-	5,936.0

The nature and amount of changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years, if those changes have a material effect in the current interim period.

The impact of the Supreme Court ruling with finality to rollback the **distribution rate** by 16.7 centavos per kilowatt-hour and the booked refund to customers from February 1994 to December 2002 amounting to ₱30.1 billion will greatly affect our cash flows and the Parent Company has no recourse but to scale down the budgeted capital expenditures for the year 2003 from ₱6.7 billion to approximately ₱5.5 billion. For Phase I of the Refund Implementation, as of September 30, 2003, 81% or 1.75 billion has been refunded either through application / credit to bills or outright cash refund while 19% or P413 million remains unclaimed for services with terminated contracts. Based on ERC's order, Phase II was implemented starting September 2003 as follows:

101 – 130 kWh	-	September
131 - 170 kWh	-	October
171 - 230 kWh	-	November
231 - 300 kWh	-	December

Terminated services - January to February 2004

As of October 10, 2003, 22% or P1.0 billion of the P4.5 billion for refund has been refunded either through outright cash or application / credit to future bills.

Issuances, repurchases, and repayments of debt and equity securities;

Issuances = None
Repurchases = None

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:
(In Millions)

	In Original Currency			
Year	US Dollar	Jap Yen	Deutschmark	Peso
2003	78	1,011	6	286
2004	99	1,011	6	1,305
2005	76	1,011	4	1,815
2006	13	1,011	-	124
2007 thereafter	88	4,046	-	6

Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period:

1. Refund Case (SC Decision on April 30, 2003)

On January 27, 2003, the Parent Company filed with the SC a motion seeking the referral of the case to the SC en banc. The motion was denied by the SC in a resolution which the Parent Company received on March 17, 2003. The Parent Company filed a Motion for Reconsideration of this resolution on April 1, 2003.

On April 30, 2003, the SC denied Meralco's "Urgent Motion for Consideration by the Supreme Court en banc" making the decision final and executory. On the same day, the Parent Company recognized the liability to refund customers by

setting up the liability accounts and reducing the Retained Earnings account by the amount of refund as of end December 31, 2002, net of tax benefits. Meralco also effected a rollback of distribution rates for January 1, 2003 to March 31, 2003 by 16.7 centavos per kWh.

On May 12, 2003, the ERC ordered Meralco to proceed with the initial phase that will benefit the company's marginal customers. In its order, the ERC directed the Parent Company to give a one-time refund starting June 5, 2003 to its customers within the 1 – 100 kWh monthly consumption bracket.

In compliance with the Supreme Court ruling, the company began Phase I of the refund to some 1.4 million registered and active residential and general services customers on June 6, 2003, for those who consumed 100 kWh and below based on the April 2003 bill.

As of September 30, 2003, 81% or 1.75 billion has been refunded either through application / credit to bills or outright cash refund. Refund for 0.46 million services with terminated contracts totaling P413 million (19%) remains unclaimed.

Based on ERC's second order, Phase II was implemented starting September as follows:

101 – 130 kWh	- September 2003
131 - 170 kWh	- October
171 – 230 kWh	- November
231 – 300 kWh	- December
Terminated services	- January to February 2004

As of October 10, 2003, 22% or P1.0 billion of the P4.5 billion for refund has been refunded wither through outright cash or application / credit to future bills.

2. **Filing of Phase III & IV**

The Company filed last Friday (October 24) with the Energy Regulatory Commission our formal proposal for the last two phases of the refund implementation. In the application Meralco filed before the ERC, Phase III will be from March 2004 to February 2006. It will cover customers with a monthly consumption of 301 kWh and above based on their April 2003 bill. The refund mode for the third phase is a fixed monthly credit to bill, the amount of which will be derived by dividing the gross refund amount by 24 months All necessary details such as gross refund amount, total kilowatt-hours to be refunded and other pertinent information will be reflected in the customers March 2004 bill, similar to Phase I and II – refund implementation. Refund period for Phase III terminated

contracts will be from March to April 2006. The refund mode for this particular account will be in cash, net of all arrears.

For Phase IV of the refund (commercial and industrial customers and all other customers not covered by Phase I to III), the Company proposed to the ERC that the refund mode will either be through financial instrument incorporating a liquidity mechanism or fixed credit to bills depending on the gross refund amount. The financial instrument will provide our customer the ability to liquidate their "refund coupons" whenever they want and at the same time give Meralco the time to recover from cash flow difficulty and normalize its credit ratings. Processing of the refunds through financial instrument would be completed by June 2004. The refund period for the other option, which is fixed credit to bill, will be from July 2005 to March 2010 or 57 months. The refund either via a financial instrument or check will be net of arrears.

In its October 24 submission, Meralco emphasized that its proposal for Phases III and IV were predicated on the following assumptions:

- Meralco is afforded a timely rate relief on its pending (October 10m 2003) application, as well as succeeding ones to be filed pursuant to RA 9136.
- Meralco successfully concludes the refinancing of its existing financial obligations, presently being discussed by Meralco with its creditors.

Various Highlights of the Quarter and Nine Months Ended September 30, 2003

- The Meralco centennial commemorative stamp was launched on January 31 showing the *tranvia* or electric streetcar, which symbolized the earliest years of Meralco.

- Toll-free access to company hotline 16211 was made available to provincial customers in Cavite and Laguna for reporting power supply and billing problems. The toll-free project will be replicated in other provinces, depending on the results of the pilot run in the two areas.

- Meralco's Substation together with Substation Process Management and Telecommunications Office earned the ISO Certification, given by the Anglo

Japanese American (AJA) Registrars, Inc., a certifying body accredited under the United Kingdom Accreditation Scheme.

- Two provisions were ratified and approved by the company's shareholders during the annual Stockholders Meeting held June 24, 2003.

  Specifically, the items ratified and approved were:

  ✓ Amendments to the Articles of Incorporation to reflect the removal of the 10 percent cap on stock ownership.

    The removal of the 10 percent ownership cap would hasten the inflow of much needed investments to the company.

  ✓ Creation and incurrence of additional bonded indebtedness of Meralco up to a maximum amount of US$600 million.

    This is intended for activities related to the Comprehensive Liability Management Plan (CLMP), namely: to provide security to Meralco's existing incurred creditors over assets covered by the Mortgage Trust Indenture; and, to fund needs for working capital, capital expenditures, debt financing and other requirements.

- Meralco shares the top spot with two other Philippine companies for having the "most improved investor relations" according to the June 2003 edition of the Asia Equities Investment Report, a Reuters institutional investor research publication. The overall buy-side ranking, according to the Report, was based on an aggregate of votes received for each of three attributes: transparency and disclosure, responsiveness and access to CEO/CFO.

- The Special Program to Enhance Electricity Demand or SPEED has been implemented beginning the August 2003 billing cycle of qualified customers. SPEED is a joint program of the National Power Corporation (NPC), the National Transmission Corporation (TRANSCO) and Meralco.

  Provisionally approved by the Energy Regulatory Commission (ERC) on July 25, 2003, SPEED grants discounts for each kilowatthour of incremental consumption (consumption above a predetermined baseline level that a qualified customer registers).

- Meralco received from President Gloria Macapagal-Arroyo a centennial trophy for the Distinguished Enterprise of the Republic Award during the centennial celebration of the Chamber of Commerce of the Philippines Foundation, Inc. held at the Manila Hotel last August 11, 2003. Co-recipients include San Miguel Corporation, Manila Bulletin, Tanduay Distillery and Manila Times for reaching the 100th mark of reliable and successful business operation in the country.

- Meralco filed a petition with the Energy Regulatory Commission (ERC) to update its tariffs to more recent cost levels with a ₱0.1358 per kilowatthour rate adjustment. The amount represents an increase of 2.3 percent over the current overall average rate of ₱5.9893 per kWh.

  At present, the Company's financial condition particularly its cash flow constraints, remain critical due to the need to implement planned electric capital projects, service maturing obligations, on top of the need to comply with the ongoing refund. The company has now breached its loan covenants relating to creditor ratios and continues to be in technical default with the Asian Development Bank and the World Bank.

  Unless Meralco will be allowed to update its rates, the Return on Rate Base (RORB) would fall further to 7.1 percent by 2004.

- A market vendor from Quezon City was recently feted to a simple celebration in Commonwealth Branch for being Meralco's four millionth customer. Meralco honors its four millionth customer as part of the company's centennial anniversary this year.

  Dubbed as "A milestone within a milestone," the project also signifies Meralco's continuing effort to improve its goodwill ties with customers of different consumption levels.

The effect of changes in the composition of the issuer during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructuring, and discontinuing operations; and,

No changes has been made during the interim period.

Changes in contingent liabilities or contingent assets since the last annual balance sheet date.

The contingent liability for the Supreme Court Case on December 31, 2002 is now a liability. Of the total ₱30.1B to be refunded, ₱3.1 billion is recorded as current liability and ₱27.0 billion as a deferred/long-term liability.

Management's Discussion and Analysis (MDA) of Financial Condition and Results of Operations (Part III, Par. (A)(2)(b).

2. Discussion and analysis of material event/s and uncertainties known to management that would address the past and would have an impact on future operations of the following:

a. Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales/revenues/income from continuing operations.

1) **Republic Act 9136.** The Electric Power Industry Reform Act of 2001 or Republic Act 9136 took effect on June 26, 2001. The law restructures and deregulates the electric power industry, ending Meralco's monopoly in electricity supply in its franchise. RA 9136 seeks to introduce competition in the sale of electricity to end-users by giving customers choices in terms of their retail supplier. In the next three years, the power industry will undergo major changes brought about by RA 9136 or the Power Reform Law. Some salient features of the law are (a) reduction of 30 centavos per kilowatthour which were reflected in the electric bills of residential customers starting August 2001 (b) unbundle billings to be done within six months from the law's effectivity (c) give gradual relief to customers burdened by subsidies over a three year period and (d) charge a lifeline rate (below cost) to marginalized end-users, at a level to be determined by the Energy Regulatory Commission. **Meralco's management believes that RA 9136 will be positive for Meralco primarily because it is likely to result in decreased purchased power costs, and consequently, decreased electricity rates, thereby stimulating demand.**

2) **Exchange Rates.** Substantially all of the Company's long-term debt is denominated in U. S dollars and other foreign currencies. Accordingly, the further devaluation of the peso has resulted in a substantial increase in the Company's outstanding debt and debt service costs as reported in pesos in the financial statements. The Company recovers increases in its principal repayments of foreign currency denominated debt beyond the ERB approved base exchange rate of P40.081 to US$1.00 (but not increases in interest charges) due to Peso depreciation pursuant to CERA. The foreign exchange loss associated with interest payments is reflected in the Company's financial statements under "interest and other financial charges". In addition, a substantial portion of the Company's capital expenditure has been, and is expected to continue to be, denominated in foreign currencies. In March 2000, the Accounting Standards Council issued Exposure Draft (ED) No. 37, "The Effects of Changes in Foreign Exchange Rates (revised)," which will eliminate the deferral of foreign exchange

differentials but will allow the capitalization of foreign exchange differentials only under modified conditions effective January 2002. The Company's practice has been to capitalize foreign exchange losses arising from foreign currency denominated loans. **Management believes that adoption of ED No. 37 will not have a material effect on the Company's financial position, results of operations and cash flow since the ERC has allowed the Parent Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERAII.**

3) **Franchise Renewal.** The Committee on Legislative Franchises of the Lower House approved in principle House Bill 4239 that seeks to grant Meralco a 25-year consolidated franchise. House Bill 4239 which was approved during the committee's third hearing on February 13, is still subject to changes in style and certain amendments. The bill will undergo a second and third reading at the Plenary Session. Under RA 9136 Congress has the exclusive power to grant franchises, repealing Sec. 43 of Presidential Decree 269 which delegated Congress' franchising powers to the National Electrification Committee. Meralco management is hoping for the approval of the franchise renewal before the year ends.

On October 23, 2002, the Committee on Public Services recommended the adoption of House Bill 4451, on Meralco's application for a consolidated 25-year franchise grant. Chaired by Sen., Joker Arroyo, the Committee recommended the adoption of the House Bill en toto.

Eight of the Committee's 14 regular and ex-officio members signed the Committee Report. After Senator Arroyo's sponsorship of Meralco's franchise application, consideration of the measure was suspended and interpellation on the floor deferred to when Congress resumes sessions on the week of November 11, 2002.

The Senate approved on second reading on March 17, 2003 a consolidated 25-year franchise for Meralco. House Bill No. 4451, an act granting the country's largest power distributor a franchise to construct, operate and maintain a distribution system for the conveyance of electric power to end-users in Metro Manila and nearby provinces, was approved without revision. Under RA 9136, Congress has the exclusive power to grant electric distribution franchises, repealing Sec. 43 of the Presidential Decree 269, which delegated franchising powers to the National Electrification Commission.

On March 24, 2003, the ERC, in its Orders issued in ERC Cases No 2003-129 to 139, granted the Parent Company a Provisional Authority to operate electric services in the Cities of Manila, San Juan, Las Pinas, Quezon, Malabon, Makati, Caloocan, Pasay, Mandaluyong and Paranaque and the Municipality of

Navotas. The Parent Company filed its application for the issuance of new Certificates of Public Convenience and Necessity (CPCN) for these areas on March 21, 2003 since their CPCN covering the aforementioned cities and municipality expired on March 24, 2003.

On April 25, 2003. The Speaker of the House signed final version of the Bill in a ceremony with out Chairman of the Board and other Meralco executives and on May 8, 2003, the Senate President signed the said House Bill 4451.

President Gloria Macapagal Arroyo on June 9, signed into law Republic Act 9209, an act granting Meralco a 25-year consolidated franchise over its existing service area.

The Act grants Meralco "a franchise to construct, operate and maintain a distribution system for the conveyance of electric power to the end-users in the cities/municipalities of Metro Manila, Bulacan, Cavite and Rizal and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga."

Republic Act 9136 or the Electric Power Industry Reform Act of 2001 (EPIRA) gave back to Congress the exclusive authority to grant franchises for electric distribution.

4) **New Rate Application**. The Company filed a petition with the Energy Reulatory Commission (ERC) last October 10, 2003, to update its tariffs to more recent cost levels with a P0.1358 per kilowatt-hour rate adjustment. The amount represents an increase of only 2.3 percent over the current overall average rate of P5.9893 per kWh.

The adjustment will be reflected as increases in three components of the unbundled bill: Distribution Charge, Supply Charge and Metering Charge.

Meralco's existing tariffs, as approved by the ERC in May 30, 2003, were largely based on 1998 assets appraised in 1999. Section 43f of RA 9136 of the EPIRA law allows regulated electric utilities to revalue their assets once every three years.

Updated parameters show that Meralco's distribution revenue requirement has increased from the P24.4 billion, which was the basis of existing rates, to P27.5 billion. The difference is equivalent to the P0.1358 per kWh adjustment Meralco is seeking.

Meralco rates will continue to provide substantial subsidies to make power affordable to small residential customers. *Even with the proposed adjustment, those consuming up to 100 kWh per month will be paying less than what they were paying in May 2003, before tariffs were unbundled.*

Meralco is asking for a "provisional approval" of its petition because Meralco's financial condition and cash flow remain critical due to:

- the required maintenance of the electric system;
- the implementation of deferred electric capital projects;
- the servicing of maturing loans; and
- compliance with the Supreme Court refund decision.

5) **Financial Covenants.** Our debt instruments contain restrictive covenants and require the Company to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods.

The financial tests under our debt instruments, include maintaining a positive tangible net worth and compliance with the following ratios:

Unsecured Loans:

- Current ratio on a non-consolidated basis, shall not be less than 1 : 1
- Debt Service Coverage Ratio on a non-consolidated basis, shall not be less than 1.3 : 1
- Interest Coverage Ratio on a non-consolidated basis, shall not be less than 3 : 1
- Debt to Equity Ratio (Historical Value) on a non-consolidated basis, shall not be more than 3 : 1
- Fixed Charged Coverage Ratio on a non-consolidated basis, minimum is 3 : 1.
- Debt to Net Tangible Assets Ratio on a non-consolidated basis, maximum is .5 : 1
- Secured Debt to Net Tangible Assets Ratio on a non-consolidated basis, maximum is .4 : 1.

Secured Loans:

- Return on Rate Base (RORB) on a non-consolidated basis, should not be less than 8%
- Self – Financing Ratio on a non-consolidated basis should not be less than 20% and
- Debt Service Ratio on a non-consolidated basis should not be less than 1.3 : 1

The principal factors that can negatively affect our ability to comply with these financial ratios are depreciation of the peso to the U.S. dollar, the short-term loans which will mature on January 2004 and the effect of the Supreme Court ruling with finality to rollback the distribution rate by 16.7 centavos per kilowatthour

and the customers' refund amounting to ₱28,564 million as of September 30, 2003.

To date, due to the negative factors mentioned above, which adversely affect our financials, some of our financial ratios, were not complied with as set forth in the Loan Agreement.

The recent credit rating made by Standard & Poor's which downgraded Meralco's foreign currency rating to "CC" from "CCC" will put further pressure on the company's liquidity position. The negative outlook reflects Meralco's impaired access to the financial markets and tight liquidity position. Failure to negotiate a favorable agreement with creditors or obtain another rate relief could increase the likelihood of a default and result in a further lowering of the company's corporate rating. A favorable resolution in regards to the Parent Company's short term obligations to creditors and favorable economic demand could alleviate liquidity pressures and improve the company's corporate rating.

b. Any material commitments for capital expenditures, the general purpose of such commitments and the expected sources of funds for such expenditures.

Capital expenditures of the Parent Company for the third quarter went down by 13.75 percent from ₱1.92 billion in 2002 to ₱1.66 billion in 2003. Of the total, 97.2 percent was spent for electric system projects while 2.8 percent was for non-electric projects and other capitalized items.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities and contend with meager resources due to financial problems brought about by the ongoing refund to customers.

A reduced budget of ₱5.5 billion from the original figure of ₱6.7 billion was allotted to finance this year's electric capital projects. With this very tight budget, Meralco has to prioritize its projects to only those deemed urgent in this year's project line-up and projects of lesser priority will have to be deferred for next year if the Company's financial condition improves.

Meralco's ability to incur long-term debt in the future is subject to a variety of uncertainties, including economic, political and other conditions in the Philippines. In addition, Meralco's ability to incur debt will also be affected by the Government's policies relating to foreign currency borrowings, the liquidity of the Philippine capital markets, Meralco's operating results and financial condition, and restrictions under its current debt agreements

f. Any seasonal aspects that had a material effect on the financial condition or results of operations.

The Company's business evidences seasonality on both quarterly and six-month basis. The second and particularly the third quarters are periods of greater electricity demand. Principally, the first, and to a lesser extent, the fourth quarters are periods of comparatively reduced demand from Meralco's customers because of cooler temperatures and the reduction of inventory by commercial and industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The Company's commercial and industrial customers generally increase inventories during third quarter and accordingly, a disproportionate amount of the Company's revenues occur in the second half of the year

The following table sets forth Meralco's sales in gWh.

	2003	2002
Quarterly Sales		
First Quarter	5,470.5	5,007.0
Second Quarter	6,116.3	5,948.0
Third Quarter	6,157.0	5,931.4
Fourth Quarter		5,936.0

2. Any significant elements of income or loss that did not arise from the issuer's continuing operations.

For the third quarter of 2003, the company operated under normal business conditions, except for the net effect of the Supreme Court's ruling with finality to rollback the Parent Company's "distribution rate" by 16.7 centavos per kWh up to May 2003 and the recognition of customer refunds amounting to approximately ₱30.1B, which greatly affect the company's financials.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three Months Ended September 30, 2003 compared to Three Months Ended September 30, 2002

Operating Revenues. In the three months ended September 30, 2003, Meralco achieved operating revenues of ₱33,561 million, an increase of 14.2% over the ₱29,377 million achieved in the same period last year. This growth was driven primarily by the rate adjustment implemented in June. This was complemented by a 3.8% growth in the parent company sales volume, reflecting sales volume growth in the residential sector of 3.7%%, in the industrial sector of 3.6% and in the commercial sector of 4.3%.

Operating Expenses. Operating expenses in the three months ended September 30, 2003, increased to ₱94,998 million, or 9.9% over the ₱86,458 million in operating expenses for the same period in 2002.

	Three Months Ended September 30,		
	2003	2002	% Change
	(pesos in millions)		
Purchased power	27,559	23,282	11.9%
Operation and maintenance	2,220	2,485	(10.7%)
Depreciation and amortization	1,023	1,316	(22.3%)
Taxes other than income tax	87	891	(90.2%)
Cost of real estate and contracts	388	277	40.1%
Total	31,277	28,251	10.7%

The increase in operating expenses was mainly due to a rise in the parent company's purchased power costs. Purchased power cost amounted to ₱27,559 million, or 11.9% over the ₱23,282 million in purchased power costs for the same period in 2002. The increase in purchased power cost was due to an increase in volume purchased as well as an increase in cost per kWh. Operation and maintenance expenses declined by 10.7% to ₱2,220 million in the three months ended September 30, 2003, compared with ₱2,485 million in the same period in 2002 following the company's implementation of cost saving initiatives . Depreciation and amortization declined by 22.3% from ₱1,316 million in the three months ended September 30, 2002 to ₱1,023 million in the three months ended September 30, 2003 mainly due to adjustments made in the appraisal values of the assets, resulting to a lower depreciation on appraisal increase. Taxes other than income tax decreased 90.2% from ₱891 million in the nine months ended September 30, 2002, to ₱87 million in the three months ended September 30, 2003, due to a change in the treatment of franchise taxes. Beginning June 2003, franchise taxes will no longer be accounted for as an operating expense and will instead be recorded as a pass-through cost which Meralco will collect on behalf of the Government. Also beginning 2003, income taxes (operating) will no longer be accounted for as an operating expense to comply with the Supreme Court ruling that income taxes are not valid operating expenses, and will instead be reflected under provision for income tax.

Operating Income. Operating income increased by 102.8% from ₱1,126 million in the three months ended September 30, 2002 to ₱2,284 million in the three months ended September 30, 2003.

Non-Operating Expenses [Other Income (Expenses)]. During the three months ended September 30, 2003, the company's non-operating expenses were ₱1,431 million, an increase of approximately 112.0% over the ₱675 million in non-operating expenses for the three months ended September 30, 2002.

	Three Months Ended September 30,		
	2003	**2002**	**% Change**
	(pesos in millions)		
Interest and other financial charges – net	(911)	(728)	25.1
Unrecoverable purchased power (system loss)	(414)	(23)	1,700
Provision for disallowed recoveries	(260)	--	--
Equity in net earnings of investee companies	154	76	102.6
Total	(1,431)	(675)	112.0

Interest expense and other financial charges for the three months ended September 30, 2003, rose by 25.1 % in comparison to the three months ended September 30, 2002 from P728 million to P911 million due to higher interest rates coupled with the fluctuation of the peso against the US dollar. Expenses relating to system loss above the 9.5% cap totaled ₱414 million for the three months ended September 30, 2003, an increase of 1700%, from the total of ₱23 million for the three months ended September 30, 2002 because of the higher system loss level of 11.0% compared to 9.6% last year. Provision for disallowed recoveries for the quarter amounted to ₱260 million. This pertains to the potential additional disallowance for Quezon Power Phils. Ltd. transmission line fees of about P106 million and VAT savings passed on as part of the Mandated Residential Rate Reduction of about P154 million. Recoverability depends on the outcome of the evaluation of the ERC. Equity in net earnings of investee companies increased by 102.3% from P76 million last year to P154 million this year, due mainly to earnings derived from First Private Power Corporation and Rockwell Land Corporation.

Net Income; [Earnings]. As a result of the foregoing, the company posted a net income for the three months ended September 30, 2003, totaling ₱574 million compared to a net income in the three months ended September 30, 2002 of ₱282 million. This 103.5% increase in net income was due mainly to the rate adjustment implemented in June 2003.

Other Highlights:

- Parent Company's capital expenditures for the quarter went down by 13.75 percent, from ₱1.92 billion in 2002 to ₱1.66 billion in 2003. Of the total amount, 97.2 percent was spent for electric system projects while 2.8 percent was for non-electric projects and other capitalized items.

- Cash dividends paid out to preferred stockholders amounted to ₱5 million and ₱18 million for the third quarter of 2003 and 2002, respectively. As for common stock, no dividends has been declared for the period under review.

- Basic Earnings Per Common Share (excluding depreciation on appraisal increase) for the period under review rose by 40.7 percent, from ₱0.54 in 2002 to ₱0.76 in 2003.

- A total of 84,764 new customers were added to the Meralco customer base as of end-September 30, 2003. This brought the total number of customers to 4,009,533, increasing 2.16 percent from the December 2002 count of 3,924,769.

- As of September 30, 2003, Parent Company's total regular employee count is 5,670 compared to the same period of last year of 5,963.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Nine Months Ended September 30, 2003 compared to Nine Months Ended September 30, 2002

Operating Revenues. In the nine months ended September 30, 2003, Meralco achieved operating revenues of ₱100,385 million, an increase of 10.4% over the ₱90,962 million achieved in the same period last year. This growth was driven primarily by a 5.1% growth in the parent company sales volume, reflecting sales volume growth in the residential sector of 5.4%, in the industrial sector of 4.2% and in the commercial sector of 5.6%. Operating revenues for the period from January 2003 to May 2003 included an adjustment resulting from a rollback of distribution rates of ₱0.167 per kWh totaling ₱1,588 million. Operating revenues from June 2003 included the ₱0.167 per kWh add back to the rates and an upward rate adjustment approved by the ERC in May 2003 of ₱0.0865 per kWh.

Operating Expenses. Operating expenses in the nine months ended September 30, 2003, increased to ₱94,998 million, or 9.9% over the ₱86,458 million in operating expenses for the same period in 2002.

	Nine Months Ended September 30,		
	2003	2002	% Change
	(pesos in millions)		
Purchased power	82,011	72,017	13.9%
Operation and maintenance	6,885	7,426	(7.3%)
Depreciation and amortization	3,396	3,835	(11.4%)
Taxes other than income tax	1,450	2,335	(37.9%)
Cost of real estate and contracts	1,256	845	48.6%
Total	94,998	86,458	9.9%

The increase in operating expenses was mainly due to a rise in the parent company's purchased power costs. Purchased power cost amounted to ₱82,011 million, or 13.9% over the ₱72,017 million in purchased power costs for the same period in 2002. The increase in purchased power cost was due to an increase in volume purchased as well as an increase in cost per kWh. Operation and maintenance expenses declined by 7.3% to ₱6,885 million in the nine months ended September 30, 2003, compared with ₱7,426 million in the same period in 2002 following the company's implementation of cost saving initiatives . Depreciation and amortization declined by 11.4% from ₱3,835 million in the nine months ended September 30, 2002 to ₱3,396 million in the nine months ended September 30, 2003 mainly due to adjustments made in the appraisal values of the assets, resulting to a lower depreciation on appraisal increase. Taxes other than income tax decreased 37.9% from ₱2,335 million in the nine months ended September 30, 2002, to ₱1,450 million in the nine months ended September 30, 2003, due to a change in the treatment of franchise taxes. Beginning June 2003, franchise taxes will no longer be accounted for as an operating expense and will instead be recorded as a pass-through cost which Meralco will

collect on behalf of the Government. Also beginning 2003, income taxes (operating) will no longer be accounted for as an operating expense to comply with the Supreme Court ruling that income taxes are not valid operating expenses, and will instead be reflected under provision for income tax.

Operating Income. Operating income increased 19.6% from ₱4,504 million in the nine months ended September 30, 2002 to ₱5,387 million in the nine months ended September 30, 2003.

Non-Operating Expenses [Other Income (Expenses)]. During the nine months ended September 30, 2003, the company's non-operating expenses were ₱4,401 million, an increase of approximately 33.4% over the ₱3,298 million in non-operating expenses for the nine months ended September 30, 2002.

	Nine Months Ended September 30,		
	2003	2002	% Change
	(pesos in millions)		
Interest and other financial charges – net	(2,567)	(2,199)	16.7%
Unrecoverable purchased power (system loss)	(1,617)	(1,342)	20.5%
Provision for disallowed recoveries	(570)	–	100%
Equity in net earnings of investee companies	355	243	46.1%
Total	(4,401)	(3,298)	33.4%

Interest expense and other financial charges for the nine months ended September 30, 2003, rose by 16.7 % in comparison to the nine months ended September 30, 2002 from ₱2,199 million to ₱2,567 million due to higher interest rates coupled with the fluctuation of the peso against the US dollar. Expenses relating to system loss above the 9.5% cap totaled ₱1,617 million for the nine months ended September 30, 2003, an increase of 20.5%, from the total of ₱1,342 million for the nine months ended September 30, 2002 because of the higher system loss level of 11.43% compared to 11.33% last year. The company also made a provision of ₱570 million in the nine months ended September 30, 2003, for additional unrecoverable deferred PPA. This pertains to the potential additional disallowance for Quezon Power Phils. Ltd. transmission line fees of about ₱416 million and VAT savings passed on as part of the Mandated Residential Rate Reduction. of about ₱154 million . Recoverability depends on the outcome of the evaluation of the ERC. Equity in net earnings of investee companies increased by 46.1% from ₱243 million last year to ₱355 million this year, due mainly to earnings derived from First Private Power Corporation and Rockwell Land Corporation.

Net Income; [Earnings]. As a result of the foregoing, the company posted a net income for the nine months ended September 30, 2003 totaling ₱640 million compared to a net income in the nine months ended September 30, 2002 of ₱747 million. This 16.7% decline in net income was due mainly to the rollback of distribution rates by P0.167 per kwh from January to May, 2003.

Other Highlights:

- Parent Company's capital expenditures for the nine months ended rose by 1.7 percent, from ₱4.69 billion in 2002 to ₱4.77 billion in 2003. Of the amount, 96.7 percent was spent for electric system projects while 3.3 percent was for non-electric projects and other capitalized items.

- Cash dividends paid out to preferred stockholders amounted to ₱40 million and ₱53 million for the first three quarters of 2003 and 2002, respectively. As for common stock, no dividends has been declared for the period under review.

- Basic Earnings Per Common Share (excluding depreciation on appraisal increase) for the period under review went down by 29.6 percent, from ₱1.52 in 2002 to ₱1.07 in 2003.

- A total of 84,764 new customers were added to the Meralco customer base as of end-September 30, 2003. This brought the total number of customers to 4,009,533, for an increase of 2.16 percent from the December 2002 count of 3,924,769.

- As of September 30, 2003, Parent Company's total regular employee count is 5,670 compared to the same period of last year of 5,963.

A) MANAGEMENT'S DISCUSSION Re: MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Nine Months Ended September 30, 2003 compared to Nine Months Ended September 30, 2002

- Consolidated utility plant and others - net increased by ₱9.2 billion or a 11.8 percent increase, ₱87.3 billion as of September 30, 2003 from ₱78.1 billion during the same period in 2002, mainly due to the appraisal booked during the quarter and adjustments made on company assets on the first nine months of 2003.

- Other property and equipment decreased due to lower capex for the quarter, from ₱13.6 billion in September 2002 to ₱10.6 billion in September 2003 or 21.8 percent decrease.

- Consolidated investments and advances, however, increased by ₱1,755 million from ₱1,522 million in September 2002 to ₱3,277 million in September 2003, due primarily to higher equitized earnings and partly on additional investments provided by the Parent Company to various affiliates and subsidiaries.

- Land and Development, which is an affiliate account decreased by 39.2% for the nine months ended September 30, from ₱1,627 million in 2002 to ₱990 million in September 30, 2003. Subdivided and unsubdivided land of a subsidiary are carried at cost. Expenditures for development and improvements of subdivided land are capitalized as part of the cost of the land. Interest costs are capitalized while development is in progress.

- Consolidated cash and cash investments however, decreased by 15.3%, from ₱8,338 million in September 2002 to ₱7,061 million in September 2003 mainly due to increases in payment of maturing short and long-term loans.

- Trade accounts receivables (net of allowance for doubtful accounts) as of the nine months of 2003 increased by 34.5 percent from ₱15.3 billion in September 2002 to ₱20.5 billion in September 2003 on account of higher sales volume.

- Other receivables as of September 30, 2003, however, decreased by 22.8% as compared to the period ended September 30, 2002 from ₱1.9 billion to ₱1.5 billion.

- Allowance for doubtful accounts amounted to ₱1.8 billion for the nine months ended September 30, 2003 as compared to ₱1.5 billion in September 30, 2002 or an increase of 16.5 percent, due to higher revenues.

A) MANAGEMENT'S DISCUSSION Re: MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Nine Months Ended September 30, 2003 compared to Nine Months Ended September 30, 2002

- Consolidated materials and supplies as of September 30, 2003 decreased by 35.9% to ₱1,577 million from ₱2,461 million in 2002, due to a slow down in capital expenditures brought about by the cost of borrowings, and the reduction of Parent Company's ***basic rates by 16.7 centavos***. Materials are stated at moving average cost or market, whichever is lower.

- Consolidated deferred debits and other assets for the nine months ended September 30, 2003, however, increased slightly by 2.9% to ₱22,345 million in 2003 from ₱21,724 million in 2002, mainly due to increases in foreign exchange adjustments (forex), various deferred charges, miscellaneous work in progress and other related accounts.

- Proceeds from net issuance of preferred stocks increased by ₱328 million, thereby increasing the Preferred Stock by 36.5 %, from ₱898 million in 2002 to ₱1,227 million in 2003.

- Subscriptions receivable, common stock decreased by 84%, from ₱161 million to ₱26 million, due to the collections from employees who availed of Employee Stock Option Plan.

- Liabilities to reflect the refund were recognized. Customers' Refund – Current amounted to ₱5,001 million while Customers' Refund – Non-current amounted to ₱23,563 million. As of September 30, 2003, 81% or 1.75 billion has been refunded either through application / credit to bills or outright cash refund for Phase I : (R/GS (0 – 100 kWh). Refund for 0.46 million services with terminated contracts totaling P413 million or 19 percent remains unclaimed. Phase II: R/GS (101 – 300 kWh) was implemented starting September covering 1,788,004 active services and 464,909 terminated services. As of October 10, 2003, 22% or ₱1.0 billion of the ₱4.5 billion for refund has been refunded either through outright cash or application / credit to future bills.

- Consolidated long-term debt – net of current portion decreased by 26.8%, from ₱27,035 million in September 30, 2002 to ₱19,793 million in September 30, 2003 due to the effect of the principal amortization being transferred to current portion of long-term debt.

- Consolidated Notes Payable also decreased by 33.2 %, from ₱8,563 million to ₱5,716 million, due to the partial retirement of parent company's short-term loans.

- Consolidated Accounts Payable - Trade, however, increased by ₱8.3 billion from ₱10.5 billion in September 30, 2002 to ₱18.8 billion in September 30, 2003 due to the increase in purchased power costs and the First Gas fuel true up amounting to ₱6.7 billion.

- Accrued expenses increased primarily due to increase in interest on customers' deposits and other related accrued expenses coupled with the peso to dollar depreciation, from ₱2.7 billion in September 2002 to ₱4.5 billion in September 2003.

- Consolidated income tax payable amounted to ₱907 million as of September 30, 2003, compared ₱338 million as of September 30, 2002 due to the higher net income experienced in the third quarter by the Parent Company.

- Current portion of long-term debt however, increased by 177.4 % to ₱7,244 million in September 2003, compared to ₱2,611 million in September 2002 due to the expected maturing long-term loan amortization within a one year period.

- Consolidated other current liabilities increased by 14.% from ₱2.6 billion in September 2002 to ₱2.9 billion in September 2003, due to increase in miscellaneous operating reserves and other related accrued expenses.

- Consolidated deferred income tax – net, increased by ₱1,078 million, from ₱3,670 million in September 2002 to ₱4,748 million in September 2003 or 29.4%, primarily due to the increase in operating and non-operating expenses. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial reporting bases of assets and liabilities and their related tax bases. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

- Customers' deposits balance of the Parent Company as of September 30, 2003 is ₱12.9 billion as compared to September 30, 2002 figure of P13.0 billion or a mere 1.1% decrease. On a consolidated basis, the breakdown is as follows:

(in million pesos)

	Sep 2003	Sep 2002
Customers, Meter & Metering Facilities	9,546	8,356
Interest on Customers deposit	3,354	4,111
Customers Advances	0	574
Total	12,900	13,041

- Consolidated operating and other reserves decreased by 11.0 % from ₱2,635 million in September 2002 to ₱2,345 million in September 2003, due to decreases in property insurance reserve and miscellaneous reserves

- Reflecting the 16.7 centavo reduction on our basic rates for the period from February 1994 to December 2002 amounting to ₱28,699 million, the Parent Company's Unappropriated Retained Earnings as of the nine months ended September 30, 2003 **decreased by 102.2 %** compared to September 30, 2002. The adjustment was in compliance with Supreme Court's decision ruling in finality in ERB Case No. 93-118. Likewise, Appropriated retained earnings amounting to ₱12,600 million was transferred to unappropriated retained earnings to beef up the deficit brought about by the refund.

- Parent Company Retained Earnings was also adjusted upward for the reversal of self-insurance expenses. Accrual for self-insurance will no longer be done in compliance with International Accounting Standards.

- Appraisal increase in Utility Plant increased by 14.5%% from 26,801 million to 30,681 million as a result of the appraisal completed in September.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

Parent Company Financial Statements
September 30, 2003 and 2002

And

Consolidated Financial Statements
September 30, 2003 and 2002

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
BALANCE SHEETS

	Parent Company		Consolidated		
	September 30				
	2003	2002	2003	2002	Dec 2002
	(Amounts in Millions)				
ASSETS					
Noncurrent Assets					
Utility plant and others at revalued amounts – net (Notes 5 and 14)	**₱82,864**	₱78,084	**₱87,318**	₱78,084	₱80,481
Construction in progress (Note 6)	**10,108**	8,484	**10,597**	13,556	8,719
Investments and advances (Notes 7, and 8)	**4,285**	2,489	**3,277**	1,522	7,477
Land held for future development (Notes 4 and 14)	**–**	–	**990**	1,627	1,443
Other noncurrent assets - net (Note 12)	**21,621**	20,590	**22,345**	21,724	22,381
Total Noncurrent Assets	**118,878**	109,647	**124,527**	116,513	120,501
Current Assets					
Cash and cash equivalents (Note 8)	**6,719**	7,873	**7,061**	8,338	6,832
Receivables - net (Notes 9, 12, 14 and 19)	**19,035**	16,190	**22,022**	17,205	21,688
Inventories - net (Note 10)	**990**	1,350	**1,577**	2,461	1,312
Other current assets - net (Note 11)	**3,093**	2,418	**4,101**	2,719	2,141
Total Current Assets	**29,837**	27,831	**34,761**	30,723	31,973
	₱148,714	₱137,478	**₱159,288**	₱147,236	₱152,474
STOCKHOLDERS' EQUITY AND LIABILITIES					
Stockholders' Equity					
Preferred stock	**₱1,227**	₱898	**₱1,227**	₱898	₱837
Common stock	**9,993**	10,063	**9,993**	10,063	9,993
Capital in excess of par value	**2,979**	3,447	**2,979**	3,447	2,974
Subscriptions receivable – common stock	**(26)**	(161)	**(26)**	(161)	(58)
Deposits on subscriptions to preferred stock	**101**	151	**101**	151	150
Appraisal increase in utility plant (Note 5)	**30,681**	26,801	**30,681**	26,801	27,856
Unappropriated retained earnings (Notes 7,13,14)	**(364)**	16,876	**(364)**	16,876	14,255
Appropriated retained earnings	**0**	12,600	**0**	12,600	12,600
Total Stockholders' Equity	**44,591**	70,675	**44,591**	70,675	68,607
Minority Interest	**–**	–	**2,873**	2,926	2,786
Noncurrent Liabilities					
Long-term debt - net of current portion (Notes 5, 14, 23 and 27)	**17,343**	23,751	**19,793**	27,035	23,421
Customers' deposits - net of current portion (Note 18)	**12,900**	13,019	**12,900**	13,041	11,924
Customers' refund – noncurrent	**23,563**	-	**23,563**	-	-
Deferred income tax - net (Note 21)	**4,748**	3,670	**4,748**	3,670	3,978
Operating reserves	**2,345**	849	**2,345**	2,635	2,658
Other noncurrent liabilities	**371**	405	**3,380**	-	374
Total Noncurrent Liabilities	**61,270**	41,694	**66,729**	46,381	42,355
Current Liabilities					
Notes payable (Note 15)	**5,245**	7,991	**5,716**	8,563	7,293
Accounts payable and other current liabilities (Notes 4, 12, 16, 18 and 19)	**24,484**	14,237	**26,227**	15,742	25,365
Current portion of long-term debt (Notes 5, 12, 23 and 27)	**7,238**	2,562	**7,244**	2,611	6,065
Customers' refund – current	**5,001**	-	**5,001**	-	0
Income tax payable	**885**	319	**907**	338	3
Total Current Liabilities	**42,853**	25,109	**45,095**	27,254	38,726
	₱148,714	₱137,478	**₱159,288**	₱147,236	₱152,474

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	Three Months Ended September 30			
	2003	2002	2003	2002
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Note 12)	**₱33,131**	₱28,988	**₱33,561**	₱29,377
OPERATING EXPENSES				
Purchased power (Notes 19 and 25)	**27,559**	23,282	**27,559**	23,282
Operations and maintenance (Notes 19, 20 and 22)	**2,361**	2,355	**2,220**	2,485
Depreciation and amortization (Notes 12 and 20)	**958**	1,237	**1,023**	1,316
Taxes other than income tax	**85**	891	**87**	891
Cost of real estate and contracts	-	-	**388**	277
	30,963	27,765	**31,277**	28,251
OPERATING INCOME	2,168	1,223	2,284	1,126
OTHER INCOME (CHARGES)				
Interest and other charges – net (Notes 18, 20 and 23)	**(832)**	(628)	**(911)**	(728)
Unrecoverable purchased power –system loss	**(414)**	(22)	**(414)**	(23)
Provision for disallowed receivables	**(260)**	-	**(260)**	-
Equity in net earnings(losses)	**169**	(38)	**154**	76
TOTAL OTHER INCOME(EXPENSES)	(1,337)	(688)	(1,431)	(675)
NET INCOME BEFORE TAX	831	535	853	451
PROVISION FOR INCOME TAX				
Provision for income tax	**(205)**	(289)	**(187)**	(253)
Provision for income tax – deferred	**(52)**	36	**(52)**	36
Total Provision for income tax	**(257)**	(253)	**(239)**	(217)
INCOME BEFORE MINORITY INTEREST	**574**	282	**614**	234
MINORITY INTEREST	–	–	**(40)**	48
NET INCOME (Notes 1 and 26)	**₱574**	₱282	**₱574**	₱282
Basic Earnings Per Common Share (Note 26)				
Including depreciation on appraisal increase	**₱0.57**	₱0.26	**₱0.57**	₱0.26
Excluding depreciation on appraisal increase	**0.76**	0.54	**0.76**	0.54

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated		
	Nine Months Ended September 30				Year Ended
	2003	2002	2003	2002	2002
	(Amounts in Millions, Except Per Share Data)				
REVENUES (Note 12)	**₱98,553**	₱89,764	**₱100,385**	₱90,962	₱123,829
OPERATING EXPENSES					
Purchased power (Notes 19 and 25)	**82,011**	72,017	**82,011**	72,017	98,631
Operations and maintenance (Notes 19, 20 and 22)	**6,783**	7,059	**6,885**	7,426	10,718
Depreciation and amortization (Notes 12 and 20)	**3,214**	3,614	**3,396**	3,835	5,215
Taxes other than income tax	**1,445**	2,332	**1,450**	2,335	2,891
Cost of real estate and contracts (Note 20)	**-**	-	**1,256**	845	1,400
	93,453	85,022	**94,998**	86,458	118,855
OPERATING INCOME	**5,100**	4,742	**5,387**	4,504	4,974
OTHER INCOME (CHARGES)					
Interest and other charges - net (Notes 18, 20 and 23)	**(2,370)**	(1,964)	**(2,567)**	(2,199)	(3,839)
Unrecoverable purchased power	**(1,617)**	(1,341)	**(1,617)**	(1,342)	(1,351)
Provn. for probable losses on disa'd receivables	**(570)**	-	**(570)**	-	(1,639)
Equity in net earnings(losses)	**369**	(7)	**355**	243	306
Write-off of disallowed receivables	**-**	–	**-**	–	(878)
TOTAL OTHER INCOME(EXPENSES)	**(4,188)**	(3,312)	**(4,399)**	(3,298)	(7,401)
NET INCOME BEFORE TAX	**912**	1,430	**988**	1,206	(2,427)
PROVISION FOR INCOME TAX					
Provision for income tax	**(885)**	(840)	**(890)**	(771)	(1,508)
Provision for income tax – deferred	**613**	157	**613**	157	1,733
Total Provision for income tax	**(272)**	(683)	**(277)**	(614)	225
NET INCOME (LOSS) AFTER TAX	**640**	747	**711**	592	(2,202)
MINORITY INTEREST	–	–	**(71)**	155	187
NET INCOME (LOSS) (Notes 1 and 26)	**₱640**	₱747	**₱640**	₱747	(₱2.015)
Basic Earnings (Loss) Per Common Share (Note 26)					
Including depreciation on appraisal increase	**₱0.60**	₱0.69	**₱0.60**	₱0.69	(₱2.09)
Excluding depreciation on appraisal increase	**1.07**	1.52	**1.07**	1.52	(1.10)

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

PARENT COMPANY AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	9-Months Ended Sep 30		Dec. 31
	2003	2002	2002
	(Amounts in Millions)		
PREFERRED STOCK (Note 10)			
Balance at beginning of year	₱837	₱863	₱863
Issuance of shares (52,996,055 shares in Sep 2003, and 9,264,185 in Sep 2002) and 7,354,900 shares in Dec. 2002	530	92	73
Redemption of shares (14,030,004 shares in Sep 2003, 5,735,686 shares in 2002 and 9,957,011 in Dec 2002)	(140)	(57)	(99)
Balance at end of year	1,227	898	837
COMMON STOCK (Note 14)			
Balance at beginning of year	9,993	10,063	10,063
Cancelled subscriptions	-	–	(70)
Stock dividend	–	–	-
Balance at end of year	9,993	10,063	9,993
CAPITAL IN EXCESS OF PAR VALUE (Note 14)			
Balance at beginning of year	2,974	3,445	3,445
Cancelled subscriptions	5	2	(471)
Balance at end of year	2,979	3,447	2,974
SUBSCRIPTIONS RECEIVABLE – COMMON STOCK (Note 14)			
Balance at beginning of year	(58)	(171)	(171)
Relassified to current receivables	32	10	86
Cancelled subscriptions	-	–	27
Balance at end of year	(26)	(161)	(58)
DEPOSITS ON SUBSCRIPTIONS TO PREERRED STOCK (Note 14)			
Balance at beginning of year	150	155	155
Additional deposits/(adjustments) on subscriptions	481	88	68
Issuance of shares	(530)	(92)	(73)
Balance at end of year	101	151	150
APPRAISAL INCREASE IN UTILITY PLANT AND OTHERS (Note 5)			
Balance at beginning of year	25,894	25,578	25,578
Additions/(Adjustments)	5,259	2,054	3,271
Depreciation on appraisal increase transferred to unappropriated retained earnings	(472)	(831)	(993)
Balance at end of year	30,681	26,801	27,856
UNAPPROPRIATED RETAINED EARNINGS (Notes 1, 7, 14 and 15)			
Balance, Beginning *(Unadjusted)*	14,255	15,351	15,351
Reversal of self-insurance	408	0	0
Customers' refund from Feb. 1994 to Dec. 2002 with net effect of valuation Allowance, deferred tax asset & uncollectible accounts	(28,699)	0	0
Balance, Beginning *(As adjusted)*	(14,036)	15,351	15,351
Net income (loss)	640	747	(2,015)
Depreciation on appraisal increase in utility plant and others	472	831	993
Cash dividend on preferred stock - 10%	(40)	(53)	(74)
Cash dividend on common stock	–	–	-
Transfers from appropriated retained earnings	12,600	-	–
Balance at end of year	(364)	16,876	14,255
APPROPRIATED RETAINED EARNINGS (Notes 1 and 14)			
Balance at beginning of year	12,600	12,600	12,600
Transfers to unappropriated retained earnings	(12,600)	-	–
Balance at end of year	0	12,600	12,600
	₱44,591	₱70,675	₱68,607

US SEC File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated		
	Nine Months Ended September 30				Dec
	2003	2002	2003	2002	2002
			(Amounts in Millions)		
CASH FLOWS FROM OPERATING ACTIVITIES					
Income (loss) before income tax	₱912	₱1,430	₱917	1,361	(₱2,240)
Adjustments for:					
Depreciation and amortization	3,214	3,614	3,396	3,835	5,215
Franchise tax expense	1,101	1,976	1,101	1,976	2,787
Interest expense on loans and financial charges	1,972	1,659	2,169	1,894	2,842
Provision for probable losses on disallowed receivables	570	–	570	–	1,639
Interest expense on customers' deposits	720	673	720	673	1,035
Write-off of receivables	0	–	-	–	878
Interest and dividend income	(322)	(368)	(322)	(368)	(616)
Provision for doubtful accounts and other losses and decline in value	331	306	331	310	498
Equity in net loss (earnings) of investee companies	(369)	6	(355)	(243)	(306)
Other provisions	-	-	-	-	675
Dividends received from investee companies	478	182	478	182	261
Provision for inventory obsolescence	-	-	-	-	362
Net loss on disposal of utility plant and others	-	–	-	–	72
Others	644	353	562	(294)	
Minority interest	-	-	71	(155)	(187)
Operating income before working capital changes	9,251	9,831	9,638	9,171	12,915
Changes in operating assets and liabilities:					
Decrease (increase) in:					
Receivables	1,139	3,612	(966)	4,863	2,271
Inventories	2	324	(265)	(97)	691
Other current assets	(1,069)	(773)	(1,960)	(933)	276
Increase(decrease) in:					
Customers' refund – current	5,001		5,001		
Accounts payable & other current liabilities	2,208	(544)	1,766	(1,397)	2,382
Other non-current liabilities	455	(1,454)	3,463	(72)	28
Cash generated from operations	16,987	10,996	16,677	11,535	18,563
Franchise, realty tax and others	(2,750)	(2,926)	(2,750)	(2,926)	(2,836)
Interest paid	(1,503)	(1,668)	(1,747)	(1,735)	(2,953)
Income tax paid	(4)	(456)	(7)	(456)	(715)
Interest and dividend received	322	368	322	368	616
Net cash provided by (used in) operating activities	13,052	6,314	12,495	6,786	12,675
CASH FLOWS FROM INVESTING ACTIVITIES					
Additions to utility plant and others	(3,493)	(2,424)	(6,936)	(1,979)	(6,853)
Decrease (increase) in:					
Other receivables	295	(176)	301	(305)	(84)
Other noncurrent assets	(34)	1,620	36	1,339	512
Land held for future development	–	–	453	(43)	(143)
Increase(decrease) in investments and advances	90	8	4,200	4,723	823
Proceeds from sale of utility plant and others	-	–	-	–	53
Increase in other property & equipment	(1,495)	(1,551)	(1,878)	(6,517)	-
Net cash used in investing activities	(4,637)	(2,523)	(3,824)	(2,782)	(5,692)

(Forward)

	Parent Company		Consolidated		
	Nine Months Ended September 30				
	2003	2002	2003	2002	Dec 2002
	(Amounts in Millions)				
CASH FLOWS FROM FINANCING ACTIVITIES					
Repayments of:					
Notes payable	**(₱1,567)**	(₱2,431)	**(₱1,586)**	(₱2,431)	(₱4,631)
Long-term debt	**(3,339)**	(686)	**(3,961)**	(686)	(1,888)
Proceeds from:					
Notes payable	**0**	2,930	**1**	2,930	3,129
Long-term debt	**389**	45	**389**	45	45
Advance payment received from a customer	**-**	-	**-**	-	200
Increase in customers' deposits	**976**	1,618	**976**	1,641	187
Adjustments to retained earnings due to Refund	**(28,291)**		**(28,291)**		
Dividends paid on: Preferred stock	**(40)**	(53)	**(40)**	(53)	(74)
Increase in Customers' Refund – non-current	**23,563**	–	**23,563**	–	-
Proceeds from issuance of and subscriptions to:					
Preferred stock	**560**	92	**560**	92	68
Common stock	**–**	-	**–**	0	23
Redemption of preferred stock	**(140)**	(57)	**(140)**	(57)	(99)
Increase (decrease) in minority interest	**–**	–	**87**	(113)	(77)
Net cash provided by (used in) financing activities	**(7,889)**	1,458	**(8,442)**	1,368	(3,117)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**526**	5,249	**229**	5,372	3,866
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**6,193**	2,624	**6,832**	2,966	2,966
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 9)	**₱6,719**	₱7,873	**₱7,061**	₱8,338	₱6,832

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated		
	For the Quarter Ended September 30				Dec
	2003	2002	**2003**	2002	2002
			(Amounts in Millions)		
CASH FLOWS FROM OPERATING ACTIVITIES					
Income (loss) before income tax	**₱831**	₱535	**₱813**	₱499	(₱2,240)
Adjustments for:					
Depreciation and amortization	**958**	1,237	**1,023**	1,316	5,215
Franchise tax expense	**85**	891	**87**	891	2,787
Interest expense on loans and financial charges	**711**	532	**790**	632	2,842
Provision for probable losses on disallowed receivables	**260**	–	**260**	–	1,639
Interest expense on customers' deposits	**240**	230	**240**	230	1,035
Write-off of receivables	**-**	–	**-**	–	878
Interest and dividend income	**(119)**	(134)	**(119)**	(134)	(616)
Provision for doubtful accounts and other losses and decline in value	**111**	91	**111**	91	498
Equity in net loss (earnings) of investee companies	**(169)**	38	**(154)**	(76)	(306)
Other provisions	**-**	-	**-**	-	675
Dividends received from investee companies	**349**	105	**349**	105	261
Provision for inventory obsolescence	**-**	-	**-**	-	362
Net loss on disposal of utility plant and others	**-**	–	**-**	–	72
Others	**468**	620	**(34)**	236	
Minority interest	**-**	-	**40**	(48)	(187)
Operating income before working capital changes	**3,725**	4,145	**3,406**	3,742	12,915
Changes in operating assets and liabilities:					
Decrease (increase) in:					
Receivables	**1,324**	600	**1,296**	825	2,271
Inventories	**(59)**	358	**62**	459	691
Other current assets	**222**	(389)	**(263)**	(377)	276
Increase(decrease) in:					
Customers' refund – current	**(1,133)**		**(1,133)**		
Accounts payable & other current liabilities	**3,182**	(2,118)	**3,390**	(1,474)	2,382
Other non-current liabilities	**(216)**	398	**(22)**	204	28
Cash generated from operations	**7,045**	2,994	**6,736**	3,379	18,563
Franchise, realty tax and others	**(879)**	(893)	**(879)**	(893)	(2,836)
Interest paid	**(305)**	(479)	**(305)**	(479)	(2,953)
Income tax paid	**(1)**	(455)	**(1)**	(455)	(715)
Interest and dividend received	**119**	134	**119**	134	616
Net cash provided by (used in) operating activities	**5,979**	1,301	**5,670**	1,686	12,675
CASH FLOWS FROM INVESTING ACTIVITIES					
Additions to utility plant and others	**(3,158)**	(1,467)	**(7,677)**	(1,546)	(6,853)
Decrease (increase) in:					
Other receivables	**212**	(169)	**653**	(148)	(84)
Other non-current assets	**(472)**	(1,870)	**(441)**	(1,996)	512
Land held for future development	**–**	–	**296**	(184)	(143)
Increase (decrease) in investments & advances	**174**	21	**(75)**	36	823
Proceeds from sale of utility plant and others	**-**	–	**-**	–	53
Increase(decrease) in other property & equipment	**295**	39	**4,798**	100	-
Net cash used in investing activities	**(2,949)**	(3,446)	**(2,446)**	(3,738)	(5,692)

(Forward)

	Parent Company		Consolidated		
	For the Quarter Ended September 30				
	2003	2002	**2003**	2002	Dec 2002
			(Amounts in Millions)		
CASH FLOWS FROM FINANCING ACTIVITIES					
Repayments of:					
Notes payable	**(₱830)**	(₱2,160)	**(₱830)**	(₱2,160)	(₱4,631)
Long-term debt	**(1,288)**	(137)	**(1,308)**	(137)	(1,888)
Proceeds from:					
Notes payable	**0**	2,043	**0**	2,043	3,129
Long-term debt	**82**	45	**82**	45	45
Advance payment received from a customer	**-**	-	**-**	-	200
Increase in customers' deposits	**309**	(170)	**309**	(186)	187
Dividends paid on:					
Preferred stock	**(5)**	(18)	**(5)**	(18)	(74)
Reversal of self-insurance	**408**	–	**408**	–	-
Proceeds from issuance of and subscriptions to:					
Preferred stock	**312**	19	**312**	19	68
Common stock	**–**	-	**–**	0	23
Redemption of preferred stock	**(98)**	(9)	**(98)**	(9)	(99)
Increase (decrease) in minority interest	**–**	–	**(73)**	(5)	(77)
Net cash provided by (used in) financing activities	**(1,110)**	(387)	**(1,203)**	(408)	(3,117)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**1,920**	(2,532)	**2,021**	(2,460)	3,866
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**4,799**	10,405	**5,040**	10,798	2,966
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 9)	**₱6,719**	₱7,873	**₱7,061**	₱8,338	₱6,832

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1. **Corporate Information**

a. General

Manila Electric Company (Parent Company) is incorporated in the Philippines. The Parent Company is involved in the distribution of electricity covering 114 franchise areas in the Luzon region. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in the business of real estate, engineering consulting and other services. The number of employees of the Parent Company was 5,670 as of September 30, 2003 and 5,963 as of September 30, 2002.

Prior to the enactment of Republic Act (RA) No. 9136 in 2001 (see Note 28), the Parent Company is subject to regulation by the Energy Regulatory Board (ERB) and gives recognition to the ratemaking policies of the ERB. RA 9136 abolished the ERB and created in its place, the Energy Regulatory Commission (ERC).

b. Refund Case with the Supreme Court (SC)

On February 16, 1998, the then ERB, in ERB Case No. 93-118, rendered a decision ordering the Parent Company to refund its customers ₱0.167 per kilowatt-hour starting with the Parent Company's billing cycles beginning February 1994 until its billing cycles beginning February 1998, or correspondingly credit the same, in favor of the customers, against their future consumption. The then ERB's decision superseded and modified the provisional relief of ₱0.184 per kilowatt-hour that the then ERB granted to the Parent Company on January 28, 1994.

The then ERB claimed that the Parent Company had exceeded the maximum allowable rate of return on rate base (RORB) of 12%. In computing for the Parent Company's rate of return, the then ERB disallowed, among others, income tax as a part of the operating expenses and computed for the rate base using a method opposed to the average method as practiced by the Parent Company.

The Parent Company questioned the then ERB's decision through a Petition for Review before the Court of Appeals (CA). On February 26, 1999, the CA rendered a decision setting aside the aforementioned then ERB decision insofar as it directed the Parent Company to reduce its rates and effect a refund to its customers. The CA likewise denied a motion for reconsideration filed by the then ERB.

On February 21, 2000, the Parent Company received a copy of a petition filed with the Supreme Court by the Republic of the Philippines represented by the then ERB questioning the aforesaid decision of the CA. A similar petition filed by the Lawyers Against Monopoly and Poverty (LAMP) was received by the Parent Company on March 22, 2000. Comments on the said petitions were filed by the Parent Company on May 24, 2000 and October 30, 2000, respectively.

On January 30, 2001, the Parent Company received Replies to Comment from both petitioners.

On November 15, 2002, the Third Division of the Supreme Court (SC) rendered a decision reversing the CA decision; correlatively, the SC decision affirmed the then ERB's directive that the Parent Company refund its customers ₱0.167 per kilowatt-hour starting with the Parent Company's billing cycles beginning February 1994 or correspondingly credit the same against future consumption. The SC sustained the then ERB's disallowance of income tax as an operating expense and the method of computing the rate base, which results in the Parent Company exceeding the maximum allowed RORB of 12%.

On December 5, 2002, the Parent Company filed a Motion for Reconsideration with the SC. The motion is based mainly on the following grounds:

(1) the disallowance of income tax is contrary to jurisprudence, particularly to the decision in the Galveston and subsequent cases, which became part of our laws and jurisprudence when the Philippines adopted the Public Service Act from American public utility laws; it likewise runs counter to earlier decisions of the then ERB itself;

(2) the decision modifies SC decisions recognizing 12% as the reasonable RORB a utility company is entitled to. If income tax is disallowed for rate making then the RORB will be reduced to about 8%;

(3) the decision disregards the method of computing the rate base which had been previously affirmed by the SC itself; and

(4) even the successor of the then ERB, the ERC, adheres to the principle that income tax is part of operating expenses as set forth in the Uniform Filing Requirements (UFR), which embody the detailed guidelines to be followed with respect to the rate unbundling applications filed in December 2001.

The Parent Company received on December 27, 2002 a copy of a "Motion for Admission of Study on Income Tax as Operating Expenses in Determining the Rate of Return on Rate Base of Public Utilities," with the Study attached, which Atty. Antonio M. Meer, a former practitioner in the field of Public Service Law, filed with the SC. The Study, together with a sequel thereof, which was likewise filed with the SC, confirmed the position of the Parent Company that income tax should be considered as an expense for rate computation.

On January 27, 2003, the Parent Company filed with the SC a motion seeking the referral of the case to the SC en banc. The motion was denied by the SC in a resolution which the Parent Company received on March 17, 2003. The Parent Company filed a Motion for Reconsideration of this resolution on April 1, 2003.

The ERC and the LAMP were required to comment on the Motion for Reconsideration. The Parent Company received a copy of the LAMP Comment on March 3, 2003.

On the other hand, the Office of the Solicitor General (OSG) filed with the SC on March 7, 2003 a comment on the aforesaid Motion for Reconsideration. The OSG incorporated in the said comment a reply prepared by the ERC which reflects a reversal of the position of the then ERB. The ERC submits the view that income taxes, though not operating expenses, are nevertheless reasonable costs that are allowed to be recovered from the rates of a utility company. The ERC further expressed its conformity with the Parent Company's argument that if income tax is not to be recovered, then the 12% RORB found by the Supreme Court to be reasonable would have been reduced to about 8%. The OSG nevertheless propounded in the same comment its own views, which essentially are arguments in opposition to the Motion for Reconsideration of the Parent Company.

On April 30, 2003, the Supreme Court denied Meralco's "Urgent Motion for Consideration by the Supreme Court en banc" making the decision final and executory. On May 12, 2003, the ERC ordered Meralco to proceed with the initial phase that will benefit the company's marginal customers. In its order, the ERC directed the Parent Company to give a one-time refund starting June 5, 2003 to its customers within the 1 – 100 kWh monthly consumption bracket.

The Parent Company implemented a rollback of rates by 16.7 centavos for the period January 1, 2003 to May 31, 2003. It has also reduced its Retained Earnings by the full amount of the refund as of December 31, 2002, net of tax benefits. A liability of P30.06 billion was recognized with P3.06 billion as current and P27.0 billion as deferred / long-term.

In compliance with the Supreme Court ruling, the company began Phase I of the refund to some 1.4 million registered and active residential and general services customers on June 6, 2003, for those who consumed 100 kWh and below based on the April 2003 bill.

As of *September 30, 2003*, 81% or 1.75 billion has been refunded either through application / credit to bills or outright cash refund. Refund for 0.46 million services with terminated contracts totaling P413 million (19%) remains unclaimed.

Based on ERC's second order, Phase II was implemented starting September as follows:

101 – 130 kWh - September 2003
131 - 170 kWh - October
171 – 230 kWh - November
231 – 300 kWh - December
Terminated services - January to February 2004

As of October 10, 2003, 22% or ₱1.0 billion of the ₱4.5 billion for refund has been refunded wither through outright cash or application / credit to future bills.

c. **Filing of Phase III & IV**

The Company filed last Friday (October 24) with the Energy Regulatory Commission our formal proposal for the last two phases of the refund implementation. In the application Meralco filed before the ERC, Phase III will be from March 2004 to February 2006. It will cover customers with a monthly consumption of 301 kWh and above based on their April 2003 bill. The refund mode for the third phase is a fixed monthly credit to bill, the amount of which will be derived by dividing the gross refund amount by 24 months All necessary details

such as gross refund amount, total kilowatt-hours to be refunded and other pertinent information will be reflected in the customers March 2004 bill, similar to Phase I and II – refund implementation. Refund period for Phase III terminated contracts will be from March to April 2006. The refund mode for this particular account will be in cash, net of all arrears.

For Phase IV of the refund (commercial and industrial customers and all other customers not covered by Phase I to III), the Company proposed to the ERC that the refund mode will either be through financial instrument incorporating a liquidity mechanism or fixed credit to bills depending on the gross refund amount. The financial instrument will provide our customer the ability to liquidate their "refund coupons" whenever they want and at the same time give Meralco the time to recover from cash flow difficulty and normalize its credit ratings. Processing of the refunds through financial instrument would be completed by June 2004. The refund period for the other option, which is fixed credit to bill, will be from July 2005 to March 2010 or 57 months. The refund either via a financial instrument or check will be net of arrears.

In its October 24 submission, Meralco emphasized that its proposal for Phases III and IV were predicated on the following assumptions:

- Meralco is afforded a timely rate relief on its pending (October 10, 2003) application, as well as succeeding ones to be filed pursuant to RA 9136.
- Meralco successfully concludes the refinancing of its existing financial obligations, presently being discussed by Meralco with its creditors.

d. Franchise Renewal

On June 8, 2001, RA 9136, the "Electric Power Industry Restructuring Act of 2001" was signed into law. RA 9136 returned to Congress the sole authority to grant electric distribution franchises. With the Parent Company's franchise for Manila and adjacent suburbs set to expire in March 2003, a bill granting the Parent Company a consolidated 25-year franchise over its current service coverage was filed in the House of Representatives as House Bill (HB) 4451 in January 2002. This was subsequently referred to the House Committee on Legislative Franchises.

In March 2002, HB 4451 was approved by the House of Representatives and subsequently transmitted to the Senate, where it was referred to the Senate Committee on Public Services. The Public Services Committee conducted a total of five public hearings on the measure before eventually approving HB 4451 *en toto* on October 23, 2002 and endorsing its approval by the Senate in Plenary. Following five months of floor deliberations, HB 4451 was eventually passed without amendment by the Senate on Second and Third Readings on March 17 and 20, 2003, respectively. The final copy of the bill signed on April 25, 2003 by the Speaker of the House is pending for signature by the Senate President before its transmittal to President Gloria Macapagal-Arroyo for approval.

On March 24, 2003, the ERC, in its Orders issued in ERC Cases No. 2003-129 to 139, granted the Parent Company a Provisional Authority to operate electric services in the Cities of Manila, San Juan, Las Piñas, Quezon, Malabon, Makati, Caloocan, Pasay, Mandaluyong and Paranaque and the Municipality of Navotas. The Parent Company filed its application for the issuance of new Certificates of Public Convenience and Necessity (CPCN) for these areas on

March 21, 2003 since their CPCN covering the aforementioned cities and municipality expired on March 24, 2003.

President Gloria Macapagal Arroyo on June 9, 2003, signed into law Republic Act 9209, an act granting Meralco a 25-year consolidated franchise over its existing service area.

The Act grants Meralco "a franchise to construct, operate and maintain a distribution system for the conveyance of electric power to the end-users in the cities/municipalities of Metro Manila, Bulacan, Cavite and Rizal and certain cities/municipalities/barangays in Batangas, Laguna, Quezon and Pampanga."

e. Implementation of a Rate Adjustment

On May 30, 2003, the Energy Regulatory Commission (ERC) approved Meralco's unbundled rates. It was then directed to implement the new rates in its June 2003 billing cycle. The May 30 Order of the ERC resolved the Motion for Reconsideration (MR) filed by Meralco on April 9, 2003 with ERC seeking reconsideration of the ERC's March 20, 2003 decision specifically concerning the application for a rate increase.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the financial statements of the Parent Company and its subsidiaries (collectively referred to as the "Company") are as follows:

Basis of Preparation
The accompanying financial statements are prepared in accordance with the generally accepted accounting principles in the Philippines under the historical cost basis, except for utility plant and others carried at revalued amounts and the matters discussed in Note 1b.

Adoption of New Statements of Financial Accounting Standards (SFAS)/ International Accounting Standards (IAS)
The Company has adopted the following new SFAS/IAS effective in 2002:

- SFAS 16/IAS 16, "Property, Plant and Equipment";
- SFAS 24/IAS 24, "Related Party Disclosures";
- SFAS 27/IAS 27, "Consolidated Financial Statements and Accounting for Investments in Subsidiaries";
- SFAS 28/IAS 28, "Accounting for Investments in Associates";
- SFAS 31/IAS 31, "Financial Reporting of Interest in Joint Ventures"; and
- SFAS 36/IAS 36, "Impairment of Assets."

Additional disclosures required by the new standards were included in prior years' financial statements, where applicable.

New Accounting Standards Effective Subsequent to 2002

The Company will adopt the following new standards in 2003, except SFAS 17/IAS 17, "Leases," which will be adopted in 2004. These new standards have been approved by the Accounting Standards Council (ASC) and, based on current circumstances, the Company does not believe the effect of the adoption of the new standards to be material.

- SFAS 10/IAS 10, "Events After the Balance Sheet Date," which prescribes the accounting policies and disclosures related to adjusting and non-adjusting subsequent events.

- SFAS 17/IAS 17, "Leases," which prescribes the accounting policies and disclosures to apply to finance and operating leases.

- SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items.

- SFAS 38/IAS 38, "Intangible Assets," which establishes the criteria for the recognition and measurement of intangible assets. Intangible assets that are recognized should be amortized generally over a maximum of 20 years. The new standard also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred.

- SFAS 8A, "Deferred Foreign Exchange Differences," which will eliminate the deferral of foreign exchange differences effective January 1, 2003. Management believes that the adoption of SFAS 8A will not have a material effect on the Company's financial position, results of operations and cash flows since the then ERB has allowed the Parent Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERA II [Incremental Currency Exchange Rate Adjustment (ICERA) under the unbundled rate structure.]

Basis of Consolidation and Investments in Subsidiaries

The consolidated financial statements include the Parent Company and the companies that it controls (see Note 7). This control is normally evidenced when the Parent Company owns, either directly or indirectly, more than 50% of the voting rights of an investee's capital stock. The equity in net assets and in net income attributable to minority stockholders' interests are shown separately in the consolidated balance sheets and consolidated statements of income, respectively.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred out of the Company. The purchase method of accounting is used for acquired businesses. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition to the date of disposal.

Parent Company and consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Inter-company balances and transactions, including inter-company profits and unrealized profits and losses, are eliminated in the consolidated financial statements.

All other investments held on a long-term basis are valued at cost less any impairment in value and are included in "Investments and Advances" account.

Minority interests represent the interests not held by the Parent Company in Meralco Industrial Engineering Services Corporation and Subsidiaries (MIESCOR), Batangas Cogeneration Corporation, Corporate Information Solutions, Inc. (CIS) and Rockwell Land Corporation (Rockwell).

Investments in subsidiaries are accounted for under the equity method of accounting in the Parent Company financial statements.

Investments in Associates

The Company's investments in associates (generally investments in investees in which ownership interest ranges from 20% to 50%) are accounted for under the equity method of accounting in the Parent Company and consolidated financial statements. These are entities in which the Parent Company has significant influence and which are neither subsidiaries nor joint ventures. The investments in associates are carried in the parent company and consolidated balance sheets at cost plus post-acquisition changes in the Company's share in net assets of the associates, less any impairment in value. The statements of income reflect the Company's share in the results of operations of the associates. Unrealized gains arising from transactions with its associates are eliminated, to the extent of the Company's interest in the associates, against the investments in the associates. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture

The Company's interest in Soluziona Philippines, Inc., a joint venture, is accounted for using the equity method, wherein interest in a jointly controlled entity is initially recorded at cost and adjusted thereafter for the post acquisition changes in the venturer's share in the net assets of the jointly controlled entity.

Investments in Real Properties

Investments in real properties represent land, building, structures and improvements of the mall and condominium units for lease of Rockwell. These are carried at cost (including borrowing costs) less accumulated depreciation and any impairment in value. Depreciation is computed on a straight-line basis over a 35-year period for the mall and a 20-year period for the condominium units for lease.

Utility Plant and Others

Utility plant and others is stated at revalued amount less accumulated depreciation and any impairment loss. Independent property revaluations are performed periodically. The latest valuation for the Parent Company and certain subsidiaries and associates as of December 31, 2000 and 2002, respectively, were certified by a qualified independent appraiser. Additions of the Parent Company subsequent to the last appraisal date are stated at cost. The appraisal increase recorded by the Parent Company is reduced by the amount being recovered through the Currency Exchange Rate Adjustment (CERA II) Clause for Debt Service (ICERA under the unbundled rate structure). Any increase in the Company's utility plant's valuation is credited to the Appraisal Increase in Utility Plant and Others; any decrease is first offset against the increase on earlier valuation in respect of the same property and is thereafter charged to the current operating income. The depreciation on appraisal increase charged to operations is transferred to Unappropriated

Retained Earnings. When assets are sold or retired, their revalued amounts and accumulated depreciation and impairment in value are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income. Upon the disposal of revalued property, the relevant portion of the appraisal increase realized in respect of previous valuation is released from the appraisal increase directly to unappropriated retained earnings. However, for certain sub-transmission and distribution assets of the Parent Company (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is credited for the same amount.

The initial cost of utility plant and others comprises its purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of utility plant and others beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of utility plant and others.

For financial reporting purposes, the Parent Company computes depreciation based on the carrying values of the utility plant and others using the straight-line functional group method over the following estimated useful lives:

Subtransmission and distribution	25-35 years
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	20 years
Building and improvements	40 years
Others	20 years

For income tax reporting purposes, depreciation of the Parent Company is computed based on the double-declining balance method.

Depreciation of the subsidiaries, except MIESCOR which uses sum-of-years' digits method for certain assets amounting to ₱58 million (included in the March 2003 consolidated balance sheet), is computed using the straight-line method over the following estimated useful lives:

Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

The useful life and depreciation method are reviewed periodically to ensure that the period and method of depreciation are consistent with the expected pattern of economic benefits from items of utility plant and others.

Construction in Progress
Construction in progress which represents sub-transmission and distribution substations and building under construction, is stated at cost. This includes cost of construction, plant and

equipment and other direct costs. Construction in progress is not depreciated until such time as the relevant assets are completed and put into operational use.

Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period.

Impairment of Assets

Starting January 1, 2002, the carrying values of assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of assets is the greater of net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses, if any, are recognized as a charge to current operations, except for utility plant and others, which are recognized as a reduction in the appraisal increase and any excess as a charge to current operations.

Land Held for Future Development

Subdivided and unsubdivided land of Rockwell are stated at the lower of cost or net realizable value. Expenditures for development and improvements of subdivision land are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Deferred Charges

Deferred charges represent software cost, consultancy fees and other development expenditures incurred in relation to the Parent Company's corporate-wide computerization program. These are measured initially at cost. After initial recognition, deferred charges are measured at cost less accumulated amortization. These are amortized on a straight-line basis over five years upon implementation of such projects.

Debt Issuance Costs

Debt issuance costs are deferred and amortized on a straight-line basis over the term of the long-term debt.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Receivables

Receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amount. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Inventories

Materials and supplies are valued at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to its present location and condition are determined on the basis of its moving average cost. Net realizable value is the current replacement cost.

Condominium units for sale of Rockwell are stated at the lower of cost or net realizable value. Cost includes the cost of the land, expenditures for the construction of the condominium units and borrowing costs during construction of the units. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs to complete and sell.

Provisions

Provisions for loss contingencies are accrued when it is probable that a liability had been incurred at balance sheet date and the amount can be reasonably estimated. Otherwise, the loss contingency is disclosed.

Operating Reserves

The Parent Company provides reserves for the interest differential related to meter and service deposits and other reserves.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Rendering of Services

Parent Company

Operating revenues are recognized upon supply of power to the customers.

In compliance with Section 36 of RA 9136, the Parent Company filed with the ERC last December 26, 2001 for the unbundling of its charges to its customers. The UFR on the rate unbundling released by the ERC on October 30, 2001 specified that the Parent Company's billing will have the following components: Generation Charge, Transmission Charge, Distribution Charge, Supply Charge, Metering Charge, and the Universal Charge. As discussed in Note 1d, the ERC has issued its Decision on the Parent Company's rate unbundling application.

On February 24, 2003, the ERC issued an Order approving the Implementing Rules and Regulations (IRR) for the new Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA,) which will replace the current PPA and CERA, respectively, under the unbundled rate structure

The bills rendered monthly by Parent Company are computed according to rate schedules approved by the ERC in ERC Case Numbers 2001-646, and 2001-383. The June 2003 bills will be one of historic change.

First, it will have on the lower left side of the bill, information and instructions on the refund for customers who are part of Phase 1 refund.

Second, it will reflect in full, on the right side of the bill, the new unbundled components of the bill.

Third, it will reflect the new unbundled rates approved by the Energy Regulatory Commission (ERC) in an order dated May 30, 2003. The ERC order provides graduated discounts to residential customers consuming within 100 kWhs per month which the Commission considers as lifeline users. As of April 2003, these customers number 1.33 million representing 34% of Meralco's 3.96 million customers.

Distribution Charge (Meralco). This incorporates the cost of developing , operating and maintaining Meralco's distribution system. This includes the cost of putting up, running and maintaining the equipment that receives power from the high voltage transmission grid and brings it to the premises of end-users such as households and industrial establishments.

Metering Charge. This includes the cost of metering, its reading, operation and maintenance of power metering facilities.

Supply Charge. This includes the cost of rendering services to customers, such as billing , collection, customer assistance and associated services.

Currency Exchange Rate Adjustment (CERA). Covers the increases and decreases in the operations and maintenance expenses and foreign debt principal payments due to changes in the Philippine peso-US dollar exchange rate.

System Loss Charge (Pass-Through). This represents recovery of the cost of power lost due to the technical and non-technical losses. This is set at a maximum of 9.5%, as provided for by Republic Act 7832.

Missionary Electrification Charge. In its Order dated January 31, 2003, the ERC (in Case 2002-165), directed all distribution utilities to collect on a monthly basis a missionary electrification charge equivalent to P0.0168 per kilowatthour. The amount collected will partly be a source of fund for the missionary electrification activities of the National Power Corporations' (NPC) Small Power Utilities Group (SPUG).

Environmental Charge. The ERC in its Order dated April 2, 2003 (in Case No. 2002-194) likewise directed all distribution utilities to collect, on a monthly basis, an environmental charge equivalent to P0.0025 per kilowatthour. The amount collected will be used by NPC solely for to rehabilitate and maintain watershed reservations surrounding hydroelectric power plants to management their productive condition for sustained power generation.

Distribution utilities will remit collections from the missionary electrification and environmental charges to the Power Sector Assets Liabilities Management Corporation (PSALM), a government owned and controlled corporation created under EPIRA. The PSALM will then disburse the funds to NPC.

Other charges, such as the Generation Charge, Transmission Charge, System Loss Charge, Universal Charge and Franchise Tax are completely pass-through charges. **Not a single centavo** goes to Meralco.

PPA. In its May 30, 2003 order, the ERC directed Meralco to discontinue charging the PPA. Costs that used to make up the PPA are now reflected/lodged in the Generation Charge and Transmission. All changes in generation cost will be recovered through the Generation Rate Adjustment Mechanism (GRAM), recently promulgated by the ERC.

MIESCOR

Revenues from construction contracts are recognized on the percentage of completion method of accounting and are measured principally on the basis of the estimated completion of a physical portion of the contract work, which is determined based on the actual cost incurred in relation to the total estimated cost of the contract. Contracts to manage, supervise, or coordinate the construction activity of others and those contracts wherein the materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

Rockwell

Revenue from cinema, bowling and billiards is recognized when earned.

Sale of Real Estate

Rockwell

Revenue is recognized when the significant risks and rewards of ownership of the property have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate, which include the sale of land and condominium units, are accounted for under the percentage of completion method where Rockwell has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

The estimated future expenditures for development are charged proportionately to the cost of land and condominium units sold and the remaining land and condominium units with a corresponding liability for the portion pertaining to units sold.

For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

Lease Income

Rockwell

Lease income from condominium units held for lease and mall operations are accounted for on a straight-line basis over the lease term.

Interest Income

Revenue is recognized as the interest accrues (taking into account the effective yield on the asset).

Foreign Currency Transactions

Foreign currency transactions are recorded in Philippine peso by applying to the foreign currency amount the exchange rate between the Philippine peso and the foreign currency at the date of the transactions. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are generally recognized in the statements of income in the period in which they arise. However, foreign exchange gains or losses arising from the Parent Company's restatement of foreign currency denominated loans to the current exchange rate are deferred and amortized (shown as part of "Interest and other charges - CERA II recovery" in the statements of income) as amounts are recovered through corresponding adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Retirement Costs
The Parent Company and its subsidiaries have funded, noncontributory retirement plans for all permanent employees. Retirement costs are actuarially determined using the entry-age-normal funding method. Under this method, the funding is based on a level percentage of salary from date of entry. The level percentage (or Normal Cost Rate) is determined by dividing the present value of projected benefits at entry ages by present value of projected compensation at entry ages.

Stock Option Plan
The Parent Company has a stock option plan for the granting of non-transferable options to management and employees of the Parent Company to purchase fixed number of shares of stock at a stated price during a specified period. When options are exercised, the capital stock transactions are recorded at the option price.

Borrowing Costs
Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized.

Leases
Operating lease payments are recognized as expense on a straight-line basis over the lease term.

Income Tax
Deferred income tax is provided using the balance sheet liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to: (a) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; and (b) carry-forward benefit of the net operating loss carryover (NOLCO) and the excess of minimum corporate income tax (MCIT) over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and in which NOLCO and MCIT are expected to be applied. A valuation allowance is provided when the deferred tax assets will not be realized in the future.

Financial Instruments
The Parent Company uses various interest rate structures to manage interest rate risks and to obtain a more stable and predictable interest cost. These structures are generally entered into concurrent with the issuance of floating rate debts. Net amount paid to or received from

counterparties under these interest rate structures are recorded as interest expense included under "Interest and other charges" in the statements of income in the period in which they accrue.

The Parent Company also uses currency swaps to manage currency risks related to certain obligations. The gains or losses on the currency swaps are recognized simultaneous with the related underlying transactions.

Current accounting practice does not require recognition of mark to market values of derivative instruments. Thus, such mark to market values are presented in the related notes for disclosure purposes only.

3. Segment Information

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

Business segments: for management purposes, the Company is organized into three major operating businesses as follows: power distribution, real estate and services. The Company's business shown in aggregate as services comprises principally of engineering consulting and computer-related services. These are the bases upon which the Company reports its primary segment information. Financial information on business segment is presented in the table in the next page.

Inter-segment transactions: segment revenues, segment expenses and segment results include transfers between business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in consolidation.

US SEC
File No. 92-3237

MANILA ELECTRIC COMPANY
SEGMENT INFORMATION
For the Quarter Ended September 30, 2003, 2002 (Unaudited) and
For the Year Ended December 31, 2002 (Audited)
(In Million Pesos)

	Power Distribution			Real Estate			Services			Elimination			Consolidated		
	Sep-03	Sep-02	Dec-02	Sep-03	Sep-02	Dec-02	Sep-03	Sep-02	Dec-02	Sep-03	Sep-02	Dec-02	Sep-03	Sep-02	Dec-02
Business Segment Data															
Revenue															
External Sales	33,131	28,988	121,576	463	280	977	(40)	109	1,276				33,554	29,377	123,829
Inter-Segment Sales	0	0	30	0	0		253	104	200	(253)	(104)	(230)	0	0	0
Total Revenue	33,131	28,988	121,606	463	280	977	213	213	1,476	(253)	(104)	(230)	33,554	29,377	123,829
Results															
Segment Result	1,494	1,171	1,279	100	35	(20)	15	(102)	(153)	-	-	-	1,609	1,104	1,106
Interest and Other Financial Charges													(910)	(727)	(3,839)
Equity in Net Earnings													154	75	306
Minority Interest													(40)	47	187
Income Tax													(239)	(217)	225
Net Income/(Loss)													574	282	(2,015)
Other Information															
Segment Assets	144,430	135,015	139,611	11,659	10,601	10,881	2,225	2,361	2,075	(2,303)	(2,238)	(2,860)	156,011	145,739	149,707
Investments at Equity	4,285	2,488	4,261	-	-	-	-	-	-	(1,008)	(966)	(1,494)	3,277	1,522	2,767
Consolidated Total Assets	148,715	137,503	143,872	11,659	10,601	10,881	2,225	2,361	2,075	(3,311)	(3,204)	(4,354)	159,288	147,261	152,474
Segment Liabilities	104,124	66,828	75,198	5,868	4,508	4,533	1,951	2,419	4,613	(118)	(95)	(544)	111,825	73,660	83,800
Capital Expenditures	1,658	1,922	6,505	0	0	29	0	0	319				1,658	1,922	6,853
Depreciation and Amortization	957	1,237	4,870	45	50	208	21	29	137				1,023	1,316	5,215
Non Cash Expenses other than Depreciation and Amortization	371	93	3,622	0	0	358	0	0	72				371	93	4,052

"sec3rdqtr2003.xls"mydocc/segment info

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY
SEGMENT INFORMATION
For the Nine Months Ended September 30, 2003, 2002 (Unaudited) and
For the Year Ended December 31, 2002 (Audited)
(In Million Pesos)

	Power Distribution			Real Estate			Services			Elimination			Consolidated		
	Sep-03	Sep-02	Dec-02	Sep-03	Sep-02	Dec-02	Sep-03	Sep-02	Dec-02	Sep-03	Sep-02	Dec-02	Sep-03	Sep-02	Dec-02
Business Segment Data															
Revenue															
External Sales	98,553	89,764	121,576	1,334	833	977	498	365	1,276				100,385	90,962	123,829
Inter-Segment Sales	0	0	30	0	0		253	305	200	(253)	(305)	(230)	0	0	0
Total Revenue	98,553	89,764	121,606	1,334	833	977	751	670	1,476	(253)	(305)	(230)	100,385	90,962	123,829
Results															
Segment Result	2,912	3,292	1,279	277	64	(20)	10	(194)	(153)	-	-	-	3,199	3,162	1,106
Interest and Other Financial Charges													(2,566)	(2,199)	(3,839)
Equity in Net Earnings													355	243	306
Minority Interest													(71)	155	187
Income Tax													(277)	(614)	225
Net Income/(Loss)													640	747	(2,015)
Other Information															
Segment Assets	144,430	135,015	139,611	11,659	10,601	10,881	2,226	2,361	2,075	(2,303)	(2,238)	(2,860)	156,012	145,739	149,707
Investments at Equity	4,285	2,488	4,261	-	-	-	-	-	-	(1,008)	(966)	(1,494)	3,277	1,522	2,767
Consolidated Total Assets	148,715	137,503	143,872	11,659	10,601	10,881	2,226	2,361	2,075	(3,311)	(3,204)	(4,354)	159,289	147,261	152,474
Segment Liabilities	104,124	66,828	75,198	5,868	4,508	4,533	1,951	2,419	4,613	(118)	(95)	(544)	111,825	73,660	83,800
Capital Expenditures	4,767	4,693	6,505	51	0	29	41	3	319				4,859	4,696	6,853
Depreciation and Amortization	3,214	3,614	4,870	134	157	208	48	64	137				3,396	3,835	5,215
Non Cash Expenses other than Depreciation and Amortization	901	301	3,622	0	0	358	0	0	72				901	301	4,052

"sec3rdqtr2003.xls"mydocc/segment info

4. Supplemental Information on Rockwell

Rockwell is engaged in real estate development and the sale or lease of residential and commercial lots and units. In December 2000, Rockwell had a soft launching of its mall operations - "The Power Plant." "The Power Plant" started commercial operations on January 1, 2001.

In May 2002, Rockwell commenced construction of its new condominium project - the "Manansala." The "Manansala" is a residential condominium located within the Rockwell Center built to answer the demand for smaller studio and two-bedroom units. The project broke ground in May 2002, with 67% market take up by yearend. As of December 31, 2002, construction activities only involved excavation and minor substructure works. Construction costs incurred as of December 31, 2002 amounted to ₱ 79.0 million. The Company expects to complete the "Manansala" by December 2005.

Condensed financial information for Rockwell, before intercompany elimination, follows:

	Sep 2003*	Sep 2002*	Dec 2002
		(Amounts in Millions)	
Cash and cash equivalents	**₱233**	₱378	₱362
Trade and other receivables - net	**2,526**	353	493
Land held for future development – net	**2,704**	3,341	3,157
Total assets	**11,659**	10,601	10,005
Revenues	**1,334**	833	1,125
Costs and expenses	**1,057**	769	1,606
Net income (loss)	**114**	(153)	(481)

5. Utility Plant and Others

	Parent Company		Consolidated		
	Sep 2003*	Sep 2002*	**Sep 2003***	Sep 2002*	Dec 2002
			(Amounts in Millions)		
At cost:					
Subtransmission and distribution	**₱59,520**	₱54,951	**₱54,549**	₱53,800	₱47,808
Others	**16,616**	15,843	**16,616**	16,400	16,719
	76,136	70,794	**71,165**	70,200	64,527
Land	–	–	**2**	2	2
Building and improvements	–	–	**212**	212	212
Office, furniture, fixtures and other equipment	–	–	**543**	543	543
Transportation equipment	–	–	**118**	118	118
Others	–	–		725	752
	76,136	70,794	**72,040**	71,800	66,154
Less accumulated depreciation	**21,560**	19,121	**15,212**	14,878	11,824
	54,576	51,673	**56,828**	56,922	54,330

Appraisal increase:

Subtransmission and distribution	**24,706**	39,827	**24,706**	28,130	26,128
Others	**13,140**	7,231	**15,085**	7,271	10,366
	37,846	47,058	**39,791**	35,401	36,494
Land	–	–	**15**	15	15
Building and improvements	–	–	**29**	29	29
Office, furniture, fixtures and other equipment	–	–	**167**	167	167
Transportation equipment	–	–	**46**	46	46
	37,846	47,058	**40,048**	35,658	36,751
Less accumulated depreciation	**9,558**	20,647	**9,558**	14,496	10,600
	28,288	26,411	**30,490**	21,162	26,151
	₱82,864	₱78,084	**₱87,318**	₱78,084	₱80,481

**Unaudited*

A qualified independent appraiser performs valuations of utility plant and others of the Parent Company, subsidiaries and certain associates periodically, with the latest valuation as of December 31, 2002 for the Parent Company and subsidiaries.

On January 27, 2003, the BOD approved the conveyance of real properties of the MML Development Center (MMLDC) in Antipolo City, with a net book value of ₱647 million, as part of the Parent Company's contribution of its pension obligations to the Meralco Retirement Plan being held in trust by the Meralco Pension Fund. The Parent Company will seek ERC approval before the conveyance is consummated.

Substantially all of the Parent Company's utility plant are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders.

6. Construction in Progress

	Parent Company		Consolidated		
	Sep 2003	Sep 2002	Sep 2003	Sep 2002	Dec 2002
			(Amounts in Millions)		
Beginning	**₱8,613**	₱6,932	**₱8,719**	₱7,039	₱7,039
Additions	**7,362**	8,343	**7,745**	13,308	6,505
Transfers to utility plant and others	**(5,867)**	(6,791)	**(5,867)**	(6,791)	(4,825)
Ending	**₱10,108**	₱8,484	**₱10,597**	₱13,556	₱8,719

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution facilities. Borrowing costs capitalized amounted to ₱50 million, ₱110 million and ₱119 million in September 2003, September 2002 and Dec 2002, respectively.

7. Investments and Advances

The Parent Company's subsidiaries, associates, and joint venture follow:

	Percentage of Ownership			
	Parent Company		**Consolidated**	
	Sep 2003	Sep 2002	**Sep 2003**	Sep 2002
Subsidiaries				
Meralco Energy, Inc.	**100**	100	–	–
EMeralco Ventures, Inc.	**100**	100	–	–
Asian Center for Energy Management	**100**	–	–	–
Meralco Financial Services Corporation	**100**	–	–	–
MIESCOR	**97**	72	–	–
CIS	**51**	51	–	–
Batangas Cogeneration Corporation	**51**	51	–	–
Rockwell	**51**	51	–	–

	Percentage of Ownership	
	Sep 2003	Sep 2002
Associates		
First Private Power Corporation and Subsidiary (FPPC)	**40**	40
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	**35**	35
Joint Venture		
Soluziona Philippines, Inc. (Soluziona)	**50**	50

Investments in real properties include the accumulated cost incurred for the development and construction of the mall - "The Power Plant" and condominium units held for lease. "The Power Plant" mall is a four-level lifestyle shopping center located at the heart of the Rockwell Center. Borrowing costs (net of depreciation) capitalized as part of investments in real properties amounted to ₱252.6 million as of December 31, 2002. No borrowing costs were capitalized in 2002.

On May 12, 1999, Rockwell entered into an agreement with Rockwell Leisure Club, Inc. (RLCI) for the assignment of facilities and the related condominium certificates of title carrying the premises amounting to ₱400 million, in exchange for advances convertible into 1,000 Class A and 500 Class B common shares of stock of RLCI with a par value of ₱1,000 per share. On the same date, Rockwell and RLCI agreed to convert a portion of the Rockwell advances to RLCI totaling ₱213 million in exchange for 600 Class A shares and 200 Class B shares of RLCI. As of December 31, 2002, investments in RLCI shares and advances convertible to RLCI shares amounted to ₱54 million.

8. Cash and Cash Equivalents

	Parent Company		Consolidated		
	Sep 2003	Sep 2002	Sep 2003	Sep 2002	Dec 2002
			(Amounts in Millions)		
Cash on hand and in banks	1,246	1,277	₱1,588	₱1,742	₱1,641
Short-term investments	5,473	6,596	5,473	6,596	5,191
	6,719	7,873	₱7,061	₱8,338	₱6,832

Cash in banks earn interest at the prevailing bank deposit rates. Short-term investments are made for varying periods of between one day and three months depending on the immediate cash requirements of the Company, and earn interest at the prevailing short-term investments rates.

9. Receivables

	Parent Company		Consolidated		
	Sep 2003	Sep 2002	Sep 2003	Sep 2002	Dec 2002
			(Amounts in Millions)		
Notes and customers' accounts (including unbilled revenues of ₱9,505 in Sep 2003, ₱8,238 in Sep 2002 and ₱10,685 in Dec 2002 both for parent company and consolidated)	₱19,390	₱15,993	₱22,301	₱16,787	₱21,555
Related parties	307	653	377	904	163
Others	1,120	999	1,126	1,044	1,641
	20,817	17,645	23,804	18,735	23,359
Less allowance for doubtful accounts	1,782	1,455	1,782	1,530	1,671
	₱19,035	₱16,190	₱22,022	₱17,205	₱21,688

Unbilled revenues represent purchased power costs incurred by the Parent Company, which the Parent Company expects to bill to customers in the following month.

10. Inventories

	Parent Company		Consolidated		
	Sep 2003	Sep 2002	Sep 2003	Sep 2002	Dec 2002
			(Amounts in Millions)		
Materials and supplies	₱990	₱1,350	₱993	₱1,400	₱1,253
Condominium units for sale	–	–	584	1,061	454
	990	1,350	1,577	2,461	1,707
Less allowance for inventory obsolescence and decline in value	-	-	-	-	395
	₱990	₱1,350	₱1,577	₱2,461	₱1,312

11. Other Current Assets

	Parent Company		Consolidated		
	Sep 2003	Sep 2002	Sep 2003	Sep 2002	Dec 2002
			(Amounts in Millions)		
Deferred tax assets - net	**₱1,631**	₱745	**₱1,631**	₱745	₱1,640
Prepayments	**330**	1,660	**330**	1,660	394
Others	**1,132**	13	**2,140**	314	107
	₱3,093	₱2,418	**₱4,101**	₱2,719	₱2,141

12. Other Noncurrent Assets

	Parent Company		Consolidated		
	Sep 2003	Sep 2002	Sep 2003	Sep 2002	Dec 2002
			(Amounts in Millions)		
Deferred foreign exchange loss (CERA II)	**₱6,581**	₱7,156	**₱6,581**	₱7,156	₱7,501
Deferred PPA (net of allowance for probable losses on disallowed receivables of ₱1.1 billion in 2003)	**5,173**	8,934	**5,173**	8,934	6,127
Deferred pass-thru fuel costs (see Note 17)	**6,708**	–	**6,708**	–	4,544
Deferred charges –net	**993**	1,647	**993**	1,647	1,577
Unamortized debt issuance costs	**735**	951	**735**	951	845
Input value added tax (VAT) and creditable withholding tax	**–**	–	**–**	–	364
Others	**1,431**	1,902	**2,155**	3,036	1,423
	₱21,621	₱20,590	**₱22,345**	₱21,724	₱22,381

CERA II represents deferred foreign exchange losses that are billable to customers in the following billing period when realized (see Note 21).

Deferred PPA represents unbilled purchased power costs incurred by the Parent Company.

On April 30, 2002, the ERC issued a Cease and Desist Order (CDO) ordering the Parent Company to cease and desist from automatically billing the unbilled PPAs. The Parent Company filed a Motion for Reconsideration (MR) on May 7, 2002 with the ERC which was denied on May 28, 2002. On December 19, 2002, the ERC issued an Order under ERC Case No. 2001-383 stating that upon verification of the Parent Company's computation of the unbilled PPAs of ₱9.3 billion as of September 30, 2002, only ₱7.2 billion can be billed to the customers. The difference of ₱2.1 billion, which was not allowed for recovery from customers by the ERC, pertains to anti-pilferage expenses of ₱1.3 billion and VAT savings in Independent Power Producers (IPP) costs of ₱810 million reflected in residential customers' bills as part of the ₱0.30 per kilowatt-hour mandated rate reduction provided for in Section 72 of RA 9136.

The Parent Company has written-off the portion related to the anti-pilferage campaign expenses of ₱1.3 billion. The write-off is reflected as reduction in revenue of ₱401 million in the 2002 statement of income while the remaining balance of ₱878 million is shown as part of "Write-off of disallowed receivables" in the 2002 statement of income. Pending the final

resolution from ERC and the competent Court, the Parent Company provided an allowance for the remaining portion of the disallowances by the ERC amounting to ₱810 million shown as part of "Provision for probable losses on disallowed receivables" in the 2002 statement of income. On the ₱810 million VAT savings reflected as part of the mandated rate reduction, its recovery will be addressed by the ERC in a separate order. In a letter dated October 30, 2002, the ERC informed the Parent Company not to implement a change in the current procedure of using a portion of the VAT savings as part of the mandated rate reduction.

Of the total approved unbilled PPAs, however, ₱1.5 billion is still being evaluated by the ERC. This portion of the unbilled PPAs pertains to the transmission line fee charges of Quezon Power (Philippines) Limited Co. (QPPL) for the period January 1, 2000 to September 30, 2002. As of December 31, 2002, this increased to ₱1.7 billion. The recoverability of these unbilled PPAs depends on the outcome of the evaluation of the ERC. Pending the final evaluation of the ERC, the Parent Company provided an allowance for a portion of these transmission line fee charges amounting to ₱829 million and is shown as part of "Provision for probable losses on disallowed receivables" in the 2002 statement of income. The allowance was estimated based on the ERC order discussed in Note 1d.

The ERC in the same Order has allowed the Parent Company to collect the unbilled PPAs of ₱5.7 billion (₱7.2 billion less ₱1.5 billion), through a schedule and amount to be provided by the ERC when it promulgates its Decision on the Parent Company's unbundled rate application.

According to the ERC's Decision on the Parent Company's rate unbundling, dated March 20, 2003, the Parent Company was authorized to recover the unbilled PPAs of ₱5.7 billion through its rates to customers by an amount equivalent to ₱0.0875 per kwh over a period of three years. In a manifestation filed with the ERC last April 1, 2003, the Parent Company stated that it would begin collecting the said amount beginning its April 2003 billing cycle.

Of the ₱5.7 billion PPAs allowed to be billed by the ERC, ₱4.1 billion is shown under "Deferred PPA" account and ₱1.6 billion under "Receivables" account in the 2002 balance sheet. According to the ERC's decision dated May 29, 2003, the Parent Company was authorized to recover the amount of ₱835 million or 54% of ₱1.55 billion, within a period of three (3) years from the said billing month or until such time that the said amount has been fully recovered.

As discussed more fully in Note 25d, on February 22, 2002, the Parent Company and QPPL amended the Agreement which provided for, among others, rebates on future deliveries subject to the satisfaction of certain conditions.

The deferred pass-thru fuel costs pertain to the cost of unconsumed gas. This represents the quantity of natural gas that was contracted for but not consumed by the Parent Company's suppliers because of the constrained dispatch of First Gas Power Corporation (FGPC) and FGP Corp. (collectively referred to as "First Gas" - see Notes 20 and 26c), with the combined capacity of 1,500 MW. Both the Sta. Rita (1,000 MW-capacity) and the San Lorenzo (500 MW-capacity) power plants of First Gas should have been dispatched at the stipulated capacity factor for the year 2002. For the whole year of 2002, the Parent Company was billed by First Gas for the cost of such unconsumed gas amounting to US$85 million. Such unconsumed gas can be consumed over a period of 10 years. The payment term is dependent upon the outcome of the dispute described below. The related liability is presented as part of "Accounts payable and other current liabilities - trade accounts payable" (see Note 17).

A dispute has arisen between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc, and PNOC Exploration Corporation) under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers. First Gas' position is that the Gas Sellers have breached the "Most Favored Nations Clause" (MFN) contained in their GSPA by failing to offer First Gas certain price terms that the Gas Sellers have offered to NPC in connection with NPC's 1,200MW Ilijan Power Plant. The Gas Sellers offered a deferred payment facility to NPC to finance payment for gas not taken but payable by NPC under its GSPA with the Gas Sellers for the Ilijan Power Plant. The Gas Sellers have not offered a deferred payment facility to First Gas. If the Gas Sellers had provided First Gas with a deferred payment facility pursuant to the MFN under the GSPA, the Parent Company's obligations to pay for unconsumed gas for 2002 would also be deferrable. Thus, the entire amount billed by First Gas to the Parent Company for the cost of such unconsumed gas is the subject of a bona fide dispute between First Gas and the Gas Sellers under their GSPA and as such is not payable at this time. First Gas intends to vigorously pursue its dispute with the Gas Sellers under their GSPA. The beneficiaries of the dispute are the Parent Company and the consumers. In case First Gas losses in the dispute, First Gas will collect from the Parent Company the deferred payments due to the Gas Sellers.

The Parent Company expects that with the increasing demand for electricity in 2005, First Gas will be in a position to utilize the unconsumed gas within the prescribed 10-year period.

Deferred charges mainly represent software cost, consultancy fees and other development expenditure related to the Parent Company's corporate-wide computerization program. The program involves all of the Parent Company's business processes, namely, customer service, distribution, materials management, finance, human resources, logistics and executive information system. Amortization charged to operations amounted to ₱584 million, ₱809 million and ₱879 million for the nine months ended September 30, 2003, 2002 and December 2002, respectively.

"Others" include matured placements with a local bank, amounting to ₱274 million as of September 30, 2003 (₱386 million as of September 30, 2002), which were placed under receivership on April 26, 2000. A rehabilitation plan was drawn up to guarantee the servicing and eventual payment of all obligations and liabilities of such bank. On May 15, 2001, the Parent Company entered into a Memorandum of Agreement (MOA) with the major stockholders of the local bank for the repayment terms of the Parent Company's matured placements. Based on the MOA and pursuant to the Liability Servicing Plan of the Rehabilitation Plan for the local bank dated July 12, 2001, 75% of the placements were converted into "Repayment Notes" which are payable over a period of three years commencing on September 14, 2002 and 25% of the placements were converted into "Promissory Notes" payable over a period of three years commencing on September 14, 2005. On October 5, 2001, the "Repayment Notes" due on September 14, 2002 was discounted. The Parent Company collected ₱111 million in 2001. The bank and its subsidiary have since been merged with another commercial bank and opened to the public on September 3, 2001.

In January 2001, Rockwell filed a claim for refund or issuance of Tax Credit Certificates (TCCs) with the Bureau of Internal Revenue (BIR) for its excess input VAT in the amount of ₱ 250 million covering the period December 1, 1999 to December 31, 2000. The TCCs were issued by the BIR in December 2001 and January 2002. Rockwell sold a portion of these TCCs to an

affiliate at a discount. The unsold TCCs are shown as part of input VAT and creditable withholding tax.

13. Stockholders' Equity

a. Capital Stock

The details of the authorized, issued and subscribed capital stock follow:

	Sep 2003	Sep 2002	Dec 2002
	(Amounts in Millions)		
Preferred stock - 10%, ₱10 par value			
Authorized - 300,000,000 shares			
Issued Series B - 122,681,391 shares in Sep 2003, 89,845,950 shares in September 2002 and 83,715,340 shares in 2002	₱1,227	₱898	₱837
Common stock - ₱10 par value			
Authorized:			
Class A – 648,000,000 shares			
Class B – 432,000,000 shares			
Issued - 999,261,461 shares in 2003, and 995,718,823 shares in 2002	₱9,993	₱9,957	₱9,957
Subscribed - 10,592,471 shares in September 2002 and 3,526,974 shares in December 2002	0	106	36
	₱9,993	₱10,063	₱9,993

Preferred Stock

Preferred stock are nonparticipating, nonconvertible into common stock and, like common stock, have no preemptive rights to subscribe to any or all issues or other disposition of preferred stock. Preferred stockholders are entitled to preferential cumulative dividends not exceeding 20% a year, payable generally on a quarterly basis. As approved by the SEC, redeemed stock are not considered retired and may be reissued. Series B preferred stock are redeemable five years from date of issue at the option of the Parent Company or holder upon 90 days notice. In cases where a service application would require installation of facilities, applying customers are required to pay deposits on subscriptions to preferred stock. Such deposits, which are intended to cover the installation cost of the facilities, are payable immediately or over a maximum period of one year, at the option of the customer. Upon full settlement of the deposit, the Parent Company issues the underlying preferred stock to the customers

Common stock

Authorized shares of common stock of the Parent Company, which are listed at the Philippine Stock Exchange (PSE), are divided in two classes, to wit:

Class "A" - Comprising sixty percent (60%) of the common stock, which shall be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and

Class "B" - Comprising forty percent (40%) of the common stock, which may be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Ownership of the Parent Company's common stock by any person or entity shall not exceed 10% of the outstanding common stock, except for the two corporations which already own more than 10% as provided for in the Articles of Incorporation.

On February 24, 2003, the BOD approved a resolution to remove the stock ownership cap of 10% in the Parent Company's by-laws. The resolution is subject to approval by the Parent Company's stockholders and the SEC.

Movement of capital stock follows:

	Sep 2003	Sep 2002	Dec 2002
Preferred Stock			
Balance at beginning of year	**83,715,340**	86,317,451	86,317,451
Issuance of shares	**52,996,055**	9,264,185	7,354,900
Redemption of shares	**(14,030,004)**	(5,735,686)	(9,957,011)
Balance at end of year	122,681,391	89,845,950	83,715,340
Common Stock			
Issued:			
Balance at beginning of year	**995,734,487**	995,718,823	995,718,823
Issuances of shares	**0**	-	15,664
Balance at end of year	995,734,487	995,718,823	995,734,487
Subscribed:			
Balance at beginning of year	**3,526,974**	10,592,471	10,592,471
Stock dividend - 20%	–	–	0
Issuance of shares	**0**	-	(15,664)
Cancelled subscriptions	**0**	–	(7,049,833)
Balance at end of year	**3,526,974**	10,592,471	3,526,974

b. Employee Stock Ownership Plan (ESOP)

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and authorizes cancellation of the purchase prior to full payment of the purchase price.

As of December 31, 2002, accumulated cancelled shares from participants totaled 7,049,833 shares. It has been the Parent Company's policy to re-offer cancelled shares to qualified participants in subsequent offerings. Since the Parent Company does not expect to have an offering in the very near future, the BOD has allowed the cancellation of these shares effective December 31, 2002. The cancellation is reflected as a reversal of the subscribed common shares and the corresponding subscriptions receivable and additional paid in capital in the 2002 statement of changes of stockholders' equity.

c. Retained Earnings

On July 1, 2003, the BOD approved the transfer from appropriated retained earnings of ₱12.6 billion to unappropriated retained earnings due to the financial crisis brought about by the Supreme Court decision on refund issue.

14. Long-term Debt

	Parent Company		Consolidated		
	Sep 2003	Sep 2002	**Sep 2003**	Sep 2002	Dec 2002
			(Amounts in Millions)		
Parent Company – Secured					
First Mortgage Bonds issued for:					
Gross availments from various credit facilities:					
US dollar term loans at annual interest rates ranging from 7.76% to 9.3%, payable in semi-annual installments up to 2012	**₱6,983**	₱7,113	**₱6,983**	₱7,113	₱7,135
Japanese yen term loans at annual interest rates of 5.5% and 5.7%, payable in semi-annual installments up to 2010	**3,767**	3,649	**3,767**	3,649	3,583
Deutschmark term loans at annual interest rate of 6.0%, payable in semi-annual installments up to 2005 *	**408**	497	**408**	497	441
US dollar term loans at annual interest rate of LIBOR plus 0.65%, payable in semi-annual installments up to 2009	**₱422**	₱46	**₱422**	₱46	₱93
US dollar term loan at annual interest rate of 2.7%, payable in semi-annual installments up to 2002	**–**	–	**–**	–	–
	11,580	11,305	**11,580**	11,305	11,252
Parent Company - Unsecured					
US dollar term loan at annual interest rate of LIBOR 6 months plus 1.6%, payable in semi-annual installments up to 2005	**5,280**	6,240	**5,280**	6,240	6,390
US dollar term loan at annual interest rate of LIBOR 6 months plus 1%, payable in semi-annual installments up to 2005	**4,400**	5,200	**4,400**	5,200	5,325
Philippine peso term loan at annual interest rate of 10.93%, payable in quarterly installments up to 2005	**2,820**	2,940	**2,820**	2,940	2,910

Philippine peso term loan at annual interest rate of 11.78%, payable in quarterly installments up to 2006	**480**	600	**480**	600	**600**
Philippine peso loans payable to government entities with average annual interest rate of 3.5%, payable in quarterly installments up to 2011	**21**	28	**21**	28	26
	13,001	15,008	**13,001**	15,008	15,251
Rockwell - Secured by Rockwell Assets					
Long-term commercial payable (LTCPs)	–	–	**833**	1,541	1,333
Loans from various banks	–	–	**909**	1,078	936
Syndicated loan payable to a local bank	–	–	**714**	714	714
	–	–	**2,359**	3,333	2,983
	24,581	26,313	**27,037**	29,646	29,486
Less: Current Portion	7,238	2,562	**7,244**	2,611	6,065
	17,343	**23,751**	**19,793**	27,035	**23,421**

Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱78.3 billion as of December 31, 2002 and ₱76.1 billion as of December 31, 2001) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisition of additional franchise areas; disposition of significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. For the years ended December 31, 2002, 2001 and 2000, the Parent Company did not comply with the minimum rate of RORB of 8% and financial reporting as required by two foreign secured creditors. In addition, for the year ended December 31, 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company is in the process of securing waivers with the concerned secured and unsecured creditors for the noncompliance of certain financial ratios and financial reporting.

On February 8, 2002, the Parent Company executed a Master Credit Agreement (MCA) with Credit Lyonnais, Ltd. whereby the latter granted the Parent Company a credit facility up to an aggregate maximum amount of US$10 million. With respect to the MCA, the Parent Company has committed obligations, amounting to US$8 million as of December 31, 2002, for the funding of two major projects to be completed by foreign suppliers until the second quarter of 2004. Actual loan drawdown amounted to US$1.7 million as of December 31, 2002. Drawdowns under MCA shall represent scheduled payments to the foreign suppliers under the respective supply contracts.

The estimated schedule of repayments of long-term debt of the Parent Company is as follows:

Amount in Original Currency	Total

Year	US Dollar	Japanese Yen	Deutschmark*	Philippine Peso	Peso Equivalent
			(Amounts in Millions)		
2003	78	1,011	6	286	₱5,071
2004	99	1,011	6	1,305	7,205
2005	76	1,011	4	1,815	6,403
2006	13	1,011	–	124	1,275
2007 thereafter	88	4,046	–	6	6,549
	354	8,090	16	3,536	₱26,503

**Converted to Euro on January 1, 2002*

Rockwell

LTCPs
The LTCPs are payable in 12 equal quarterly payments commencing on the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate, plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture over investments in real properties with a carrying value of ₱ 3.6 billion as of December 31, 2002.

Loans from Various Banks
Loans from various banks have annual interest rates ranging from 8.41% to 15.00% in 2003 and 2002. Trade receivables from sale of existing condominium units amounting to ₱ 106 million as of December 31, 2002, and certain parcels of land with an estimated carrying value of ₱900 million as of December 31, 2002, have been assigned as security for these loans.

Syndicated Loan
The Syndicated loan (with an original amount of ₱1 billion) is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱ 250 million portion of the loan is fixed at 14.5% per annum while the interest rate for the remaining ₱750 million is variable based on cost of funds plus 2.5% per annum payable quarterly in arrears.

In December 2002, the outstanding balance of the syndicated loan of ₱714 million was restructured extending the maturity date to December 2005. Under the terms of the restructuring agreement, the syndicated loan will be repaid in single lump sum on maturity date. Trade receivables from the "Manansala" condominium project maturing in 2005 and investments in real properties with a carrying value of ₱3.6 billion as of December 31, 2002 have been assigned as security for these loans.

The schedule of repayments of Rockwell long-term debt is as follows:

2003	₱370
2004	994
2005	995
	₱2,359

The "Power Plant" includes borrowing costs incurred in connection with its construction and development amounting to ₱252.6 million as of December 31, 2002 No borrowing costs were capitalized in March 2003 and 2002.

15. Notes Payable

	Parent Company		Consolidated		
	Sep 2003	Sep 2002	Sep 2003	Sep 2002	Dec 2002
			(Amounts in Millions)		
Parent Company – Unsecured					
US dollar loans with annual interest rates ranging from 3.0% to 4.3% in 2003 and 2002	**₱3,792**	₱5,324	**₱3,792**	₱5,324	₱4,742
Philippine peso loans with annual interest rates ranging from 6.5% to 9.25% in 2003 and 2002	**1,453**	2,667	**1,453**	2,667	1,925
Rockwell – Secured by Rockwell Assets					
Philippine peso term loans with annual interest rates ranging from 8.41% to 15% in 2002	–	–	–	–	90
MIESCOR – Unsecured					
Philippine peso term loans with annual interest rates ranging from 7.8% to 18.3% in 2003 and 2002	–	–	**471**	497	492
CIS – Unsecured					
Philippine peso term loans with annual interest rates of 14% in 2003, and 2002	–	–	–	75	44
	₱5,245	₱7,991	**₱5,716**	₱8,563	₱7,293

16. Accounts Payable - Trade

	Consolidated		
	Sep 2003	Sep 2002	Dec 002
		(Amounts in Millions)	
National Power Corp.	**₱2,551**	₱5,124	₱3,100
Transmission Company	**2,172**	0	2,.090
Quezon Power Phils. Ltd.	**1,309**	678	869
First Gas	**3,282**	1,896	5,271
Duracom Mobile Power	**52**	318	283
Foreign & Local purchases	**2,694**	2,466	2,675
Liability arising from deferred Pass-thru fuel costs	**6,708**	0	4,544
	₱18,768	₱10,482	₱18,832

17. Other Current Liabilities

Consolidated

	Sep 2003	Sep 2002	Dec 2002
	(Amounts in Millions)		
Dividends Declared/Accrued	**₱183**	₱186	₱0
Accrued taxes	**745**	544	742
Current portion of advance payment received from a customer	**130**	146	633
Current portion of meter and service deposits	**470**	732	480
Accrued interest on loans	**607**	359	412
Accrued pension	**2,065**	462	363
Advance payment received from pole rentals	**415**	34	200
Current portion of interest on meter and service deposits	**32**	26	72
Deposits from pre-selling of condominium units	**0**	–	389
Customers' deposits	**0**	0	417
Accrued expenses and other liabilities	**2,812**	2,771	2,825
	₱7,459	₱5,260	₱6,533

On August 3, 2001, Rockwell and First Philippine Holdings Corporation (FPHC), a shareholder, entered into an option contract whereby the latter can purchase two parcels of land with a total area of about 3,008 square meters at an option price of 100,000 per square meter. The option period shall be for a period of two years.

18. Customers' Deposits – net of current portion

	Consolidated		
	Sep 2003	Sep 2002	Dec 2002
	(Amounts in Millions)		
Meter and service deposits - net of current portion	**₱9,546**	₱8,333	P8,898
Interests on meter and service deposits - net of current portion	**3,354**	4,708	3,026
Others	–	-	–
	₱12,900	₱13,041	₱11,924

Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payments of the monthly bills for electricity consumption and are equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, upon termination of the contract, provided that the metering equipment is returned in good condition and all accounts in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceeds the customer's current monthly bills, a refund of the excess can also be made.

Meter and service deposits earned interest at 6% per annum prior to 1995. In 1995, the then ERB issued new standard rules and regulations governing electric utilities, which includes among others, increasing the interest rate of these deposits from 6% to 10%. The Parent Company filed a motion for reconsideration which was given due course by the then ERB. In 2000, the then ERB resolved the motion maintaining its stand on the 10% interest but allowed the Parent Company to apply the interests due on the monthly bills of customers. The

amendatory order issued in 2000 is yet to undergo publication in the official gazette or a newspaper of general circulation before it becomes effective. Since 1995, the Parent Company has been accruing interest based on 10% but continues to give refund at 6%. On January 10, 2003, the Parent Company submitted an application with the ERC requesting for a reduction of the interest rate.

Interests on meter and service deposits are determined using the simple computation method. The Parent Company's external legal counsel is of the opinion that, since there is no expressed stipulation in the Terms and Conditions of Service, as approved by the then ERB for the Parent Company and the consumers, that interest shall earn compounded interest, then *ipso facto* the 6% interest cannot be compounded.

Meter and service deposits and related accrued interest which are estimated to be refunded the following year, based on historical experience, are shown separately as part of "Accounts payable and other current liabilities" account in the parent company and consolidated balance sheets.

19. Related Party Transactions

The following significant transactions have been entered into by the Parent Company with the following related parties for the year 2002:

Related Party	Relationship with Parent Company		Purchases from Related Parties	Amounts Owed by Related Parties	Amounts Owed to Related Parties
				(Amounts in Millions)	
FGPC	Affiliate	2002	20,615	–	3,540
FGP Corp.	Affiliate	2002	4,964	–	1,731
MIESCOR	Subsidiary	2002	200	202	–
CIS	Subsidiary	2002	81	98	–
Soluziona	Joint Venture	2002	396	4	–
GEPMICI	Associate	2002	378	–	–

FGPC and FGP Corp. are subsidiaries of FPHC.

Purchases

Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), construction services (MIESCOR), information technology services (CIS and Soluziona), and goods (GEPMICI). These are made at normal market prices.

Revenues

In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties. Other transactions with related parties consist of cash advances.

20. Expenses

Operations and Maintenance

	Parent Company	Consolidated

	Sep 2003	Sep 2002	Sep 2003	Sep 2002	Dec 2002
			(Amounts in Millions)		
Salaries, wages and employee benefits	₱3,726	₱3,654	₱3,726	₱3,654	₱4,563
Contractors' services	1,321	1,285	1,321	1,285	1,962
Retirement expense (see Note 22)	833	496	833	496	1,144
Provision for doubtful accounts	331	301	331	301	498
Materials and supplies	218	171	218	171	334
Provision for inventory obsolescence and decline in value	0	0	0	0	362
Transportation and travel	221	131	221	131	184
Corporate expenses	85	106	85	106	148
Property insurance	10	18	10	18	87
Others	38	897	140	1,264	1,436
Total	₱6,783	₱7,059	₱6,885	₱7,426	₱10,718

Depreciation and Amortization

	Parent Company		Consolidated		
	Sep 2003	Sep 2002	Sep 2003	Sep 2002	Dec 2002
			(Amounts in Millions)		
Depreciation at cost	₱2,158	₱1,974	₱2,340	₱2,195	₱3,343
Depreciation on appraisal increase (see Note 27)	472	831	472	831	993
Deferred charges (see Note 13)	584	809	584	809	879
	₱3,214	₱3,614	₱3,396	₱3,835	₱5,215

Interest and Other Charges - Net

	Parent Company		Consolidated		
	Sep 2003	Sep 2002	Sep 2003	Sep 2002	Dec 2002
			(Amounts in Millions)		
Interest and dividend income	₱322	₱368	₱322	₱368	₱616
CERA II recovery	992	253	992	253	667
Total financial income	1,314	621	1,314	621	1,283
Interest expense and financial charges on loans	(1,972)	(1,659)	(1,972)	(1,659)	(2,842)
Interest expense on customers' deposits (see Note 18)	(720)	(673)	(720)	(673)	(1,035)
CERA II realized foreign exchange loss	(992)	(253)	(992)	(253)	(667)
Others	-	-	(197)	(235)	(578)
Total financial expenses	(3,684)	(2,585)	(3,881)	(2,820)	(5,122)
	(₱2,370)	(₱1,964)	(₱2,567)	(₱2,199)	(₱3,839)

21. Income Tax

The components of the provision for (benefit from) income tax are as follows:

	Parent Company		Consolidated		
	Sep 2003	Sep 2002	Sep 2003	Sep 2002	Dec 2002
			(Amounts in Millions)		
Operating:					

Current	**₱2,383**	₱1,931	**₱2,383**	₱1,862	₱2,137
Deferred	**(603)**	(167)	**(603)**	(167)	(629)
	1,780	1,764	**1,780**	1,695	1,508
Nonoperating:					
Current	**(1,498)**	(1,091)	**(1,493)**	(1,091)	(1,736)
Deferred	**(10)**	10	**(10)**	10	3
	(1,508)	(1,081)	**(1,503)**	(1,081)	(1,733)
	₱272	₱683	**₱277**	₱614	(₱225)

As of December 31, 2002, the Parent Company's subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

Year Incurred	Expiry Date	NOLCO	MCIT
		(Amounts in Millions)	
2000	2003	₱128	₱13
2001	2004	661	12
2002	2005	5	20
		₱794	₱45

NOLCO applied as deduction from normal taxable income amounted to ₱23 million in 2002. Expired NOLCO amounting to ₱401 million was written off during the year.

22. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its employees. The fund is held in trust by the Board of Trustees of the Meralco Pension Fund.

Based on a valuation conducted by an independent actuary as of January 1, 2000, total present value of accumulated benefits amounted to ₱11.7 billion while the plan assets amounted to ₱8.5 billion. The principal actuarial assumptions used to determine retirement benefits were an investment yield of 13% and salary increases of 10% to 14%. Actuarial valuations are made every three years.

Under ASC SFAS 24, "Retirement Benefits Costs," the cost of defined retirement benefits, including those mandated under RA No. 7641, should be determined using an accrued benefit valuation method or a projected benefit valuation method, both of which require an actuarial valuation. Rockwell did not update its actuarial valuation. The management of Rockwell believes, however, that the effect on the financial statements of the difference between the amount recorded and the amount that would have been booked had they updated their valuation is not significant. Rockwell management plans to update their actuarial valuation in 2003. Retirement expense charged to operations amounted to ₱2.7 million each in 2002, and 2001.

MIESCOR has a funded, noncontributory defined benefit pension plan covering substantially all of its employees. At October 31, 2001, the latest valuation date, actuarial present value of pension benefits amounted to ₱46.2 million. The fair value of plan assets amounted to ₱ 16.4 million. The principal actuarial assumptions used to determine pension benefits were a

discount rate of 10% and salary increases of 8%. Actuarial valuations are made every three years.

CIS has a funded, contributory retirement plan covering all of its employees. At January 1, 1999, the actuarial present value of retirement benefits amounted to ₱16 million. The fair value of the plan assets amounted to ₱35 million. The principal actuarial assumption used to determine retirement benefits was a discount rate of 9% per year, compounded annually. Actuarial valuations are made at least every three years.

23. Financial Instruments

The Parent Company has long-term unsecured floating rate dollar debt totaling US$220 million. The Parent Company entered into various interest rate swap agreements generally to swap its floating rate dollar obligations to fixed rate amounts for notional amounts covering 91% of the total unsecured dollar debt. These agreements will expire upon maturity of long-term debt.

The interest rate swap agreements for the US$120 million debt consist of a zero-cost collar that limits the Parent Company's interest rate exposure to between 5.98% and 8% and a fixed rate swap of 5.92% for the period January 19, 2001 to January 19, 2002. The Parent Company subsequently amended the fixed rate swap to a forward rate set structure which reduced the fixed rate to 3.3% for the period July 19, 2002 to April 19, 2003 and to a rate to be determined from August 7, 2003 to October 16, 2003 for the interest period of April 19, 2003 up to termination date.

The interest rate swap agreements for the US$100 million debt consist of a structure which fixed the interest rate at 6.37% for as long as the 6-month USD LIBOR is less than 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5%, and a structure which fixed the interest rate at 6.425% with a trigger at 7.5%. In 2001, the Parent Company entered into a forward rate set structure which overlays the trigger swap and reduced the fixed rate to 5.675% for the period April 3, 2001 to October 3, 2002. The fixed rate was subsequently reduced to 4.58% effective April 3, 2002 to April 3, 2003 and to a rate to be determined from July 23, 2003 to October 1, 2003 for the interest period of April 3, 2003 up to termination date.

The Parent Company entered into a JPY-USD interest rate amortizing swap with notional amount of JPY5.5532 million where the Parent Company receives a fixed rate of 5.7% and pays 6-month USD LIBOR. As of December 31, 2002, outstanding notional amount of the swap is JPY4,917,489. In January 2003, this swap was pre-terminated at a realized gain of US$450,000.

The interest rate differential, which represents the present value of the excess of interest cost under these interest rate structures over current market interest rates amounted to ₱738.1 million as of December 31, 2002. Such amount is not included in the determination of net income under the current accounting practice.

For the US$220 million debt, the weighted average interest rate at drawdown was 7.83% that included 6-Month USD LIBOR plus spread. Information and analysis of the financial market at that time showed a bias toward increasing US Dollar interest rates. Management therefore

entered into the interest rate structures described above to ensure that the Parent Company's effective interest rates on its long-term debt do not exceed 7%.

24. Contingent Liabilities

a. The Parent Company, MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes. Management, after consultations with outside counsels, believes that the final resolution of these issues will not materially affect the Company's financial position and results of operations.

b. Additional claims of a contractor of Rockwell with respect to the development and construction of the condominium units against Rockwell were resolved in November 2001. Additional amounts to be paid to the contractor have been reflected in the 2001 consolidated financial statements as a charge to cost of real estate and allocated to remaining unsold units for income tax purposes.

25. Significant Contracts and Commitments

Significant contracts and commitments include:

a. NPC

The Parent Company has entered into mediation talks with NPC to resolve and settle the outstanding issues arising from the CSE. On April 28, 2003, an agreement has been reached as follows:

a. Reduction of NPC penalty to P20B payable over 5 years
b. Dispatch of Meralco IPPs at MEQ levels
c. New volume of power to be sourced from NPC until 2004

These agreements are expected to have a net effect of reducing overall purchased power cost to the benefit of Meralco customers.

The Parent Company and the National Power Corporation (NPC) signed a Settlement Agreement on July 15, 2003 settling the disputes arising from the 10-year Contract for the Sale of Electricity entered into by the two parties in 1994. At the instance of both parties, the mediators were asked to reconcile the figures contained in the schedules to be attached to the Settlement Agreement prior to submission to ERC for its approval.

Under the Settlement Agreement, the Parent Company agreed to pay NPC over a 5-year period from the amounts collected by Meralco from its customers as estimated P27.52B for the energy contracted but not consumed for the last three years of the contract, 2002 to 2004, less adjustments amounting to P7.47B for transmission line delays and failure of NPC to turnover directly-connected customers.

Also under the agreement, NPC will ensure that Meralco's IPPs (independent power producers) will be dispatched at their contract levels, resulting in reductions in rates to

Meralco consumers estimated at ₱0.25 centavos/kWh based on March purchased power costs levels.

NPC and the Parent Company will undertake a joint filing at the ERC for the recovery of the net settlement amount from Meralco customers.

Total purchased power from NPC amounted to ₱28.25 billion and ₱31.50 billion for the nine months ended September 30, 2003 and 2002, respectively. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission.

b. National Transmission Company (TRANSCO)

Pursuant to Section 8 of RA 9136, TRANSCO was created and assumed the electrical transmission function of NPC.

c. FGPC and FGP Corp.

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., an affiliate of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into purchased power agreements (Agreements) with independent power producers (IPP) FGPC and FGP Corp., respectively. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

d. QPPL

The Parent Company entered into an Agreement with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the Commercial Operations Date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. On February 22, 2002, the Parent Company and QPPL signed Amendment No. 3 to the Agreement (Amendment No. 3). The Amendment No. 3 provides for, among others, the following:

- Payment by QPPL of higher shortfall penalties in the event QPPL fails to meet monthly delivery obligations due to the poor technical performance of its Plant which is the result of QPPL's fault or negligence;

- Recovery and payment of certain variable operating, maintenance and fuel costs incurred by QPPL due to its Plant being dispatched at partial load;

- Payment of rebates by QPPL to the Parent Company subject to the satisfaction of certain conditions;

- Sharing of revenue for deliveries in excess of the minimum guaranteed electrical quantity;

- Payment by the Parent Company of US dollar denominated portions of fixed and variable payments in US dollars; and

- Subject to certain exceptions and conditions, QPPL will be deemed to have delivered electricity under circumstances where its Plant is declared available but is not dispatched at the full load declared as available.

In addition to the Amendment No. 3, the Parent Company and QPPL signed on February 22, 2002 a Settlement and Release Agreement, which provides for the release of both parties from existing claims, known and unknown, relating to parties' past performance or nonperformance under the Agreement.
Although the Parent Company and QPPL have signed the Amendment No. 3 and the Settlement and Release Agreement, the effectivity of the Amendment No. 3 and the Settlement and Release Agreement are subject to the approval of the ERC, the lenders of QPPL and the BOD of the respective parties.

In a letter dated February 26, 2003, the Parent Company informed QPPL that it is contemplating to withdraw the petition for approval of Amendment No. 3 from the ERC due to certain concerns raised by the ERC. The letter provided that the Parent Company will inform QPPL whether it will terminate Amendment No. 3 or refile the same with the ERC for approval after 90 days or such additional period as may be agreed upon by both parties. QPPL has signified its conformity to the Parent Company's proposal. On March 4, 2003, the Parent Company filed a Motion to withdraw the petition.

Details of purchased power follow:

	Sep 2003	Sep 2002
	(Amounts in Millions)	
NPC and Transco	**₱41,555**	₱45,239
FGPC and FGP Corp.	**31,080**	16,958
QPPL	**10,243**	8,293
Others	**750**	2,868
	₱83,628	₱73,358

Total commitments for the purchase of power from FGPC, FGP Corp and QPPL is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In KWH)	*(In Billions)*
2003	14,297	₱67.797
2004	14,327	67.929
2005	14,297	67.797
2006	14,297	67.797
2007	14,297	67.797
2008 & onwards	246,774	1,168.600

** Based on MEQ rates*

The purchased power cost shown separately as part of "Other income (charges)" in the statements of income relates to the systems loss in excess of the cap allowed under the "Anti-Pilferage of Electricity and Theft of Electric Transmission Lines/Materials Act of 1994" (RA

No. 7832) of 9.5%, which the Parent Company is not allowed to recover from its customers. These amounts are shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

26. Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is calculated by dividing the net income for the period attributable to common shareholders [net income (loss) for the period less dividends on preferred shares] by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted earnings (loss) per share, the net income (loss) attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

Earnings (Loss)

	Nine Months Ended		
	Sep 2003	Sep 2002	Dec 2002
		(Amounts in Millions)	
Net income (loss)	**₱640**	₱747	(₱2,015)
Cash dividends on preferred stock	**(40)**	(52)	(74)
Earnings (loss) including depreciation on appraisal increase (a)	**600**	695	(2,089)
Depreciation on appraisal increase (see Note 21)	**472**	831	993
Earnings (loss) excluding depreciation on appraisal increase (b)	**₱1,072**	₱1,526	(₱1,096)

Shares

	Sep 2003	Sep 2002	Dec 2002
Weighted average common shares – beginning	**999,261,461**	1,006,311,294	1,006,311,294
Stock dividend – 20%	–	–	–
Cancelled subscriptions in 2002	–	–	(7,049,833)
Weighted average common shares - basic (c)	**999,261,461**	1,006,311,294	999,261,461
Number of shares under option	–	–	13,682,584
Weighted average number of shares that would have been issued at fair value	–	–	(40,370,649)
Adjusted weighted average common shares - diluted	**999,261,461**	1,006,311,294	972,573,396

Per Share Amounts

	Sep 2003	Sep 2002	Dec 2002
Basic;			
Including depreciation on appraisal increase (a/c)	**₱0.60**	₱0.69	(₱2.09)
Excluding depreciation on appraisal increase (b/c)	**1.07**	1.52	(1.10)

Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common shares during the period exceeds the exercise price of the option.

In September 2003 and 2002 where the effect on EPS of the assumed conversion of stock option would be anti-dilutive, diluted EPS is the same as basic EPS.

27. Other Matters

a. The economic developments in the Asian region continue to affect the Philippines. The Parent Company and its subsidiaries will continue to be affected in the foreseeable future by the economic events in the country including fluctuations in the foreign exchange rate. The related effects will be reported in the financial statements as they become known and estimable.

   The Parent Company, however, is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

b. RA No. 9136, the "Electric Power Industry Reform Act (Act) of 2001," was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. IRR was approved by the Joint Congressional Power Commission on February 27, 2002.

   The Act and the IRR have an impact on the industry as a whole and the Parent Company in particular. The Act and the IRR provides for, among others: (a) the transfer of NPC's generation assets and liabilities, including its obligations under IPP contracts, to Power Sector Assets and Liabilities Management Corporation (PSALM) within six months of the effectivity of the Act; (b) the privatization of NPC's generation assets and IPP contracts assumed by PSALM taking into consideration buy-out provisions, Philippine Government performance undertakings and possible bilateral renegotiations; (c) the transfer of NPC's transmission functions, assets, and liabilities to the TRANSCO within 6 months from the effectivity of the Act; (d) the establishment of a Wholesale Electricity Spot Market (WESM) within one year from the effectivity of the Act, with rules to be jointly formulated by the DOE and market participants; (e) the abolition of the ERB and the creation of ERC; (f) the structural and functional unbundling of electric power industry participants' business activities into generation, transmission, distribution and supply for the purpose of separating regulated and non-regulated business activities; (g) the removal of cross-subsidies in power prices; (h) introduction of competition in the generation and supply of power; and (i) unbundling of electricity rates and charges.

   RA No. 9136 and the IRR also provide for the following: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kwh

reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Sec. 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its sub-transmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file, with the ERC within six months from the effectivity of the Act, TSC negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50 percent of the income from the related business shall be used to lower wheeling charges.

The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior. The law also imposes the following additional safeguards: (a) no company or person in generation, distribution, or supply shall be allowed to hold interest in the TRANSCO; (b) no company or person shall be allowed to own or control more than 30% of a grid's installed generating capacity and/or 25 percent of the national installed capacity; (c) distributors can source a maximum of 90 percent of their demand through bilateral contracts with generators for five years after the creation of the WESM; and (d) distributors cannot source more than 50% of their total demand from affiliated generators.

In accordance with Section 43(b) of RA No. 9136, ERC promulgated the Grid and Distribution Codes (Codes) in December 2001, which, among others, specified technical and financial performance standards for the industry participants. The ERC is mandated to enforce compliance with the Codes. Also in accordance with RA 9136, the DOE promulgated the WESM Rules on June 28, 2001 after being endorsed by the industry participants.

Electric distribution utilities are mandated to file by the end of 2002 a Business Separation Unbundling Plan (BSUP) for approval by the ERC, pursuant to Section 36 of RA 9136 requiring structural and functional unbundling of business activities of electric industry participants. The ERC has, however, extended this deadline. On January 29, 2003, the ERC released for comments the Business Separation Guideline which provides the framework.

On May 30, 2003, the Energy Regulatory Commission (ERC) approved Meralco's unbundled rates. It was then directed to implement the new rates in its June 2003 billing cycle.

Under the law, specifically Republic Act 9136 or the Electric Power Industry Reform Act of 2001, all electric utilities, including the Parent Company, are required to unbundle their rates. The May 30 Order of the ERC resolved the Motion for Reconsideration (MR) filed by Meralco on April 9, 2003 with ERC seeking reconsideration of the ERC's March 20, 2003 decision specifically concerning the application for a rate increase.

c. Certain accounts in the Parent Company and consolidated financial statements as of and for the six months ended June 30, 2003 and 2002 were reclassified to conform with the 2003 financial statement presentation.

MANILA ELECTRIC COMPANY

COMPUTATION OF RATIO OF UNAPPROPRIATED RETAINED EARNINGS OVER TOTAL PAID-IN CAPITAL
As of September 30, 2003 and 2002
(With comparative audited figures for the year ended December 31, 2002)
(In Million Pesos, except Ratio)

	Sep 30-2003	Sep 30-2002	Dec 31-2002
Preferred stock	1,227	898	837
Common stock	9,993	10,063	9,993
Capital in excess of par value	2,979	3,447	2,974
Deposits on subscriptions to preferred stock	101	151	150
Subscriptions receivable, common stock	(26)	(162)	(58)
TOTAL PAID-IN CAPITAL (a)	14,274	14,397	13,896
UNAPPROPRIATED RETAINED EARNINGS (b)	(364)	16,876	14,255
RATIO (b / a)	-2.55%	117.22%	102.58%

Section 43 of the Corporation Code states that "Stock corporations are prohibited from retaining surplus profits in excess of one hundred (100%) percent of their paid-in capital stock."

US SEC
File No. 82-3237

1. **Format for Aging of Accounts Receivable**
(Per Circular for Broker No. 2164 - 99)

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
Aging of Consolidated Accounts Receivable
As of September 30, 2003
(In Million Pesos)

Type of Accounts Receivable		Total	1-30 days	31-60 days	61-90 days	Over 90 days
a) Trade Receivables						
Regular General Service						
Private	P	8,067	7,106	196	88	677
Government		247	161	28	12	46
General Power						
Private		8,567	7,463	267	103	734
Government		2,208	1,465	282	121	340
Flat / Streetlights						
Private		24	10	1	1	12
Government		277	113	24	14	126
Sub - Total						
Private		16,658	14,579	464	192	1,423
Government		2,765	1,739	334	147	545
Others (Subsidiaries)		2,878	2,544	56	34	244
Gross Trade Receivables		**22,301**	**18,862**	**854**	**373**	**2,212**
Less: Allowance for Doubtful Accounts		1,782	0			1,782
Net Trade Receivable		**20,519**	**18,862**	**854**	**373**	**430**
b) Non-trade Receivables						
Notes Receivable		0	0			
Others		0	0	0	0	0
Total Non-trade		0	0	0	0	0
Net Receivables (a + b)		**20,519**	**18,862**	**854**	**373**	**430**

2. Accounts Receivable Description

Type of Receivable	Nature/Description	Collection Period (Ave)
1) Trade Receivables		
a) Regular General Service	Mostly residential customers	22 days
b) General Power	Combination of commercial and industrial customers	22 days
c) Flat / Streetlights	Mostly streetlights and hospitals	22 days
d) Others	Receivables of various subsidiaries	30 days

3. Normal Operating Cycle: (Receivables) **30 DAYS**

"sec3rdqtr2003.xls/mydocc/arsked

MERALCO 2003

3rd Quarter Report

Total kilowatthour sales volume for the third quarter 2003 was 6,157 million kWh, or an increase of 3.8 percent from 5,931.40 M kWh registered in the same period last year.

Sales to commercial customers grew by 4.3 percent, while sales to industrial and residential customers also improved by 3.6 percent and 3.7 percent, respectively.

Operating revenues for the quarter increased by 14.3 percent over the same period last year while total operating expenses rose by 11.5 percent primarily due to an 18.4 percent increase in purchased power cost.

System loss for the quarter was 11.00 percent, resulting to an expense of P414.4 M. This brought system loss for January to September to 11.43 percent or a total expense of P1.6 billion.

Provision for disallowed recoveries amounting to P260 M was recognized during the quarter. This pertains to the potential additional disallowance for QPPL transmission line fees of about P106 M and VAT savings of about P154 M. Recoverability depends on the outcome of the evaluation of the ERC.

Net income for the third quarter was P574 M, an increase of 103.6 percent from the P282 M net income in the same period last year. Year-to-date, net income was P640 M, 14.3 percent lower than last year.

Earnings per common share (excluding depreciation on appraisal increase) for the period under review rose by 40.74 percent from P0.54 in 2002 to P0.76 in 2003.

Capital expenditures for the third quarter went down by 13.75 percent from P1.92 B in 2002 to P1.66 B. Of the total, 97.2 percent was spent for electric system projects.

A total of 84,764 new customers were added to Meralco's customer base as of September 30, 2003. This brought the total number of customers to 4,009,533 increasing 2.16 percent from the December 2002 count of 3,924,769.

highlights of the quarter

▲ The Energy Regulatory Commission (ERC) in an Order dated July 9, 2003 directed Meralco to begin implementation of Phase II of the refund process on September 1, 2003 to be completed on December 31, 2003.

▲ As of September 30, 2003, the company has refunded P1.72 B to customers.

▲ The Special Program to Enhance Electricity Demand or SPEED, which grants discounts for each kWh of incremental consumption of qualified customers, was implemented in the August 2003 billing cycle of these qualified customers. It is a joint program of the National Power Corporation (NPC), National Transmission Corporation (Transco) and Meralco and was provisionally approved by the ERC on July 25, 2003.

▲ The company filed with the ERC on October 10, 2003 a petition to update its tariffs to more recent cost levels with a P0.1358 per kWh rate adjustment, representing an increase of only 2.3 percent over the current average overall rate of P5.9893 per kWh.

MANUEL M. LOPEZ
Chairman & CEO

JESUS P. FRANCISCO
President & COO

COMPARISON OF KILOWATTHOUR SALES

For the quarters ended September 30, 2003 and 2002
(In millions)

Customer Class	2003	2002	%Change
RESIDENTIAL	2,192.82	2,113.84	3.7
COMMERCIAL	2,155.11	2,066.35	4.3
INDUSTRIAL	1,775.61	1,713.78	3.6
STREETLIGHTS	33.46	37.42	(10.6)
TOTAL	6,157.00	5,931.39	3.8

COMPARISON OF KILOWATTHOUR SALES

For the nine months ended September 30, 2003 and 2002
(In millions)

Customer Class	2003	2002	%Change
RESIDENTIAL	6,395.50	6,067.55	5.4
COMMERCIAL	6,181.19	5,851.94	5.6
INDUSTRIAL	5,060.25	4,856.73	4.2
STREETLIGHTS	106.87	110.12	(3.0)
TOTAL	17,743.81	16,886.34	5.1

▼

The foregoing unaudited Balance Sheet of Manila Electric Company as of September 30, 2003 and the related Statements of Income and Retained Earnings (Deficit) for the nine months ended, should be read in conjunction with the 2002 Annual Report. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements.

The aforementioned financial statements present fairly the financial position of Manila Electric Company as of September 30, 2003, and the results of its operations for the nine months ended, in conformity with generally accepted accounting principles consistently applied. They are not, however, necessarily indicative of the results which may be expected for the whole year 2003 because of seasonal factors affecting the operations of the Company.

▲

COMPARATIVE STATEMENTS OF INCOME

For the quarters ended September 30, 2003 and 2002
(In thousand pesos)

	2003	2002	%Change
OPERATING REVENUES	33,131,190	28,988,306	14.3
OPERATING EXPENSES			
Purchased power	27,559,223	23,281,968	18.4
Operations & maintenance	2,361,146	2,354,694	0.3
Depreciation & amortization	957,570	1,237,006	(22.6)
Taxes other than income tax	85,100	891,111	(90.5)
Total Operating Expenses	30,963,039	27,764,779	11.5
OPERATING INCOME	2,168,151	1,223,527	77.2
OTHER INCOME (EXPENSES)			
Interest & other financial charges-net	(831,531)	(628,275)	32.4
Unrecoverable purchased power-system loss	(414,410)	(22,491)	1,742.6
Provision for disallowed recoveries	(259,970)	-	100.0
Equity in net earnings of investee co.	168,556	(37,586)	548.5
Total Other Income (Expenses)	(1,337,355)	(688,352)	94.3
Net income before income tax	830,796	535,175	55.2
Provision for income tax	(256,778)	(253,242)	1.4
NET INCOME	574,018	281,933	103.6

COMPARATIVE STATEMENTS OF INCOME

For the nine months ended September 30, 2003 and 2002
(In thousand pesos)

	2003	2002	%Change
OPERATING REVENUES	98,553,200	89,764,286	9.8
OPERATING EXPENSES			
Purchased power	82,011,140	72,017,208	13.9
Operations & maintenance	6,782,844	7,058,680	(3.9)
Depreciation & amortization	3,214,328	3,614,036	(11.1)
Taxes other than income tax	1,444,762	2,332,584	(38.1)
Total Operating Expenses	93,453,074	85,022,508	9.9
OPERATING INCOME	5,100,126	4,741,778	7.6
OTHER INCOME (EXPENSES)			
Interest & other financial charges-net	(2,369,830)	(1,963,584)	20.7
Unrecoverable purchased power-system loss	(1,617,312)	(1,341,421)	20.6
Provision for disallowed recoveries	(570,181)	-	100.0
Equity in net earnings of investee co.	369,334	(6,482)	5,797.8
Total Other Income (Expenses)	(4,187,989)	(3,311,487)	26.5
Net income before income tax	912,137	1,430,291	(36.2)
Provision for income tax	(272,027)	(683,113)	(60.2)
NET INCOME	640,110	747,178	(14.3)

COMPARATIVE BALANCE SHEETS

September 30, 2003
(With comparative figures as of September 30, 2002)
(In thousand pesos)

ASSETS AND OTHER DEBITS

	2003	2002	%Change
UTILITY PLANT & OTHERS - Net	82,863,837	78,084,344	6.1
CONSTRUCTION IN PROGRESS	10,108,077	8,484,392	19.1
INVESTMENTS & ADVANCES	4,284,740	2,488,493	72.2
CURRENT ASSETS			
Cash & cash investments	6,718,989	7,873,036	(14.7)
Receivables - net	19,035,432	16,189,214	17.6
Inventories	989,711	1,350,488	(26.7)
Other current assets	3,092,519	2,418,120	27.9
Total Current Assets	29,836,651	27,830,858	7.2
DEFERRED DEBITS & OTHER ASSETS	21,621,155	20,590,239	5.0
TOTAL ASSETS & OTHER DEBITS	148,714,460	137,478,326	8.2

LIABILITIES AND OTHER CREDITS

	2003	2002	%Change
PROPRIETARY CAPITAL	44,590,918	70,675,287	(36.9)
LONG-TERM DEBT - Net of current portion	17,343,297	23,751,310	(27.0)
CURRENT LIABILITIES			
Current portion of long-term debt	7,237,517	2,561,868	182.5
Notes payable	5,245,497	7,990,906	(34.4)
Accounts payable & accrued exp.	22,102,897	12,005,157	84.1
Income tax payable	885,032	318,874	177.5
Customers' refund - current	5,000,959	-	100.0
Other current liabilities	2,381,521	2,232,061	6.7
Total Current Liabilities	42,853,423	25,108,866	70.7
DEFERRED INCOME TAX	4,747,819	3,670,267	29.4
CUSTOMERS' REFUND-NONCURRENT	23,562,875	-	100.0
OPERATING AND OTHER RESERVES	15,616,128	14,272,596	9.4
TOTAL LIABILITIES AND OTHER CREDITS	148,714,460	137,478,326	8.2

US SEC
File No. 82-3237

MERALCO 2003

3rd Quarter Report

COMPARATIVE STATEMENTS OF RETAINED EARNINGS (Deficit)

For the nine months ended September 30, 2003 and 2002
(In thousand pesos)

	2003	2002	% Change
BALANCE, BEGINNING			
(Unadjusted)	26,855,104	27,950,745	(3.9)
Add: Reversal of self-insurance	408,001		
Deduct: Refund from Feb. 1994 to Dec. 2002 with net effect of valuation allowance, deferred asset & uncollectible accounts	(28,699,146)	-	100.0
BALANCE, BEGINNING			
(As adjusted)	(1,436,041)	27,950,745	(105.1)
ADD: Net income (Loss)	640,110	747,178	(14.3)
Realized revaluation surplus	471,586	831,040	(43.3)
TOTAL	(324,345)	29,528,963	(101.1)
DEDUCT: Appropriation			
Appropriated retained earnings, beginning	12,600,000	12,600,000	0.0
Transfer (from)/(to) Unappropriated retained earnings	(12,600,000)	-	0.0
BALANCE	(324,345)	16,928,963	(101.9)
DEDUCT: Cash dividends declared			
Preferred	39,620	52,496	(24.5)
Common	-	-	
TOTAL CASH DIVIDENDS DECLARED	39,620	52,496	(24.5)
BALANCE, ENDING UNAPPROPRIATED	(363,965)	16,876,467	(102.3)

COMPARATIVE CASH FLOW STATEMENTS

For the quarters ended September 30, 2003 and 2002
(In thousand pesos)

	2003	2002
CASH BALANCE BEGINNING, *July 1*	4,799,110	10,405,364
CASH FLOWS FROM OPERATING ACTIVITIES		
Operating & other income	1,971,362	1,074,295
Depreciation & amortization	957,570	1,237,007
Increase (Decrease) in other assets and liabilities	5,155,908	(2,124,752)
Net cash from Operations	8,084,840	186,550
Add: Equity issues	316,737	24,422
Short term borrowings	-	1,677,710
Long term borrowings	82,014	45,158
TOTAL SOURCES OF FUNDS	8,483,591	1,933,840
Less: Short term debt service	830,291	1,620,261
Long term debt service	1,287,871	138,208
Other interest expense	569,293	724,763
Total debt service	2,687,455	2,483,232
System loss	414,410	22,490
CAPEX	1,658,004	1,922,291
Preferred equity redemptions	72,230	8,840
Refund to customers (per SC decision)	1,715,412	-
Dividends	16,201	29,315
TOTAL USES OF FUNDS	6,563,712	4,466,168
NET INCREASE (DECREASE) IN CASH	1,919,879	(2,532,328)
CASH BALANCE, END - *September 30*	6,718,989	7,873,036

COMPARATIVE CASH FLOW STATEMENTS

For the nine months ended September 30, 2003 and 2002
(In thousand pesos)

	2003	2002
CASH BALANCE BEGINNING, *Jan. 1*	6,193,164	2,624,189
CASH FLOWS FROM OPERATING ACTIVITIES		
Operating & other income	4,795,883	4,318,790
Depreciation & amortization	3,214,328	3,614,038
Increase (Decrease) in other assets and liabilities	7,002,417	5,746,362
Net cash from Operations	15,012,628	13,679,190
Add: Equity issues	562,493	101,442
Short term borrowings	-	2,929,738
Long term borrowings	389,267	45,158
TOTAL SOURCES OF FUNDS	15,964,388	16,755,528
Less: Short term debt service	1,566,560	2,431,472
Long term debt service	3,339,064	686,329
Other interest expense	2,253,645	2,244,714
Total debt service	7,159,269	5,362,515
System loss	1,617,313	1,341,421
CAPEX	4,766,649	4,692,891
Preferred equity redemptions	140,300	57,358
Refund to customers (per SC decision)	1,715,412	-
Dividends	39,620	52,496
TOTAL USES OF FUNDS	15,438,563	11,506,681
NET INCREASE IN CASH	525,825	5,248,847
CASH BALANCE, END - *September 30*	6,718,989	7,873,036

MERALCO
Ortigas Avenue, Pasig City
0300 Philippines
Tel. No. (632)16220
Fax No. (632)1622-8501
Web Site: http://www.meralco.com.ph
E-Mail: corcom@meralco.com.ph

Corporate Communication
October 2003

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-Q
[For the period ended March 31, 2004]
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. **For the quarterly period ended:** *March 31, 2004*
2. **Commission identification number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Exact name of issuer as specified in its charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of issuer's principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
   Postal Code: *0300*
8. **Issuer's Telephone Numbers including area code:** *16220*
9. **Former name, former address and former fiscal year, if changed since last report:** *N/A*
10. **Securities registered pursuant to Sections 8 and 12 of the Code, or Sections 4 and 8 of RSA:**

Title of Each Class		*Number of Shares of Common Stock Outstanding*
Class "A"	-	*604,443,401*
Class "B"	-	*402,991,906*
Total	-	*1,007,435,307*

Amount of Debt outstanding: *P100.4 Billion (as of February 29, 2004)*

11. Are any or all of these securities listed on a Stock Exchange?

Yes [x] No [ ]

12. If yes, the name of such Stock Exchange and the class/es of securities:

Philippine Stock Exchange *Class A and B*

13. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed under Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporate Code of the Philippines, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports):

Yes [x] No [ ]

(b) has been subject to such filing requirements for the past ninety (90) days:

Yes [x] No [ ]

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

Financial Statements of the registrant are incorporated herein by reference to the enclosed document.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This information is incorporated herein by reference to the enclosed document.

PART II – OTHER INFORMATION

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice ~~President and~~
Assistant Corporate Secretary

DANIEL D. TAGAZA
Senior Vice President and
Chief Finance Officer

Date: March 7, 2004

cc Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MANAGEMENT'S DISCUSSION AND ANALYSIS (MDA) OF OPERATION
For the Three Months Ended March 31, 2004

The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Philippine pesos. All references to "pesos", "peso" or "P" are to Philippine pesos. As quoted through the Philippine Dealing System, the average exchange rate of Philippine pesos into U.S. dollars was 56.20 pesos to the dollar at March 31, 2004, as compared to 54.60 pesos to the dollar at March 31, 2003.

This report contains some statements which constitute "forward-looking statements", including statements regarding our intent, belief or current expectations. Any such forward-looking statements are not guarantees of our future performance and involve a number of risks and uncertainties that could affect our business and results of operations. Among the factors that could cause actual results to differ from such statements are adverse consequences resulting from general economic and business conditions in the Philippines, our ability to grow the customer base for our services, demand for electric services in the Philippines, our ability to enter into various funding arrangements, competitive pressures, fluctuations in the Philippine peso – U.S. dollar exchange rate, changes in applicable Energy Regulatory Commission or ERC regulations, subsequent changes in regulatory policies for the Philippine power industry, governmental, statutory, regulatory or administrative initiatives affecting financial, governmental and other institutions in the Philippines, future decisions of judicial and administrative courts, tightening of Philippine exchange controls and political changes in the Philippines.

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements and in accordance with Philippine GAAP.

Introduction

Meralco is the largest electric power distribution company and the largest private sector utility in the Philippines. The company has a franchise, recently consolidated from 50 separate franchises and valid for 25 years from June 2003, to distribute electricity throughout the greater metropolitan Manila area as well as nearby areas on the island of Luzon, covering a population of approximately 19.6 million people. With an estimated electrification rate (defined as the estimated proportion of households with electricity out of all households within the franchise area) of approximately 97%, Meralco's franchise area covers 23 cities and 88 municipalities, including the most urbanized and industrialized areas in the Philippines, and accounts for approximately 25% of the

Philippine population, approximately 58% of all electricity sales in the Philippines and approximately 50% of the country's GDP.

Meralco's business is subject to extensive government regulation, principally by the Energy Regulatory Commission (ERC). The terms of Meralco's franchise, the terms and conditions of its services, the rates that it charges its customers, its rates of return and recoverable costs, the prices at which it purchases power and the areas in which it is allowed to operate, as well as many other aspects of its operations, are all subject to the approval of the Energy Regulatory Commission (ERC), other government agencies or Congress. With the enactment and implementation of Electric Power Industry Reform Act (EPIRA), the Philippine power industry continues to undergo various forms of restructuring affecting all principal sectors of the industry – generation, transmission, distribution and supply. The company believes that it is likely to benefit from further power industry restructuring in important respects, principally by introducing more efficient energy markets. However, the company cannot predict the complete impact of the reform program on the company and other participants in the Philippine power industry and principal elements of the program remain to be implemented.

Any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonable likely to result in the registrant's liquidity increasing or decreasing in any material way.

The major factors affecting the company's financial condition and results of operations are:

- Regulated Rates and Cost Recoveries.
- Electricity Supply.
- Philippine Economic Conditions.
- Exchange Rates.
- Industry Restructuring.

Regulated Rates and Cost Recoveries

The company's rate structure, allowed returns and permitted cost recoveries are the most significant determinants of its operating results. The company's rates are set (with the approval of the ERC) to permit the company to earn a reasonable rate of return on investments it makes toward provision of electric service and are based on the company's Return On Rate Base (RORB). The company's rate structure also permits the company to pass through to its customers certain increases in its costs resulting from increases in purchased power costs, effects of peso depreciation and system loss.

Pursuant to the Supreme Court's final ruling in April 2003, RORB is calculated for regulatory purposes as operating income before operating income tax, divided by rate base, defined as the sum of the appraised value of the company's net utility plant in

service at the end of the relevant period plus one-sixth of the company's annual operation and ,maintenance expenses. The previous formula generally resulted in a lower figure for RORB than the formula currently applied. The Supreme Court's decision resolved a series of ERB and court decisions and appeals that began in 1998. The Supreme Court's order required application of the current formula retroactive to February 1994, and ordered a refund of resulting overcharges for the period from February 1994 through May 2003. Before the issuance of the Supreme Court's April 2003 ruling, RORB for regulatory purposes was calculated on a different basis under which operating income was determined after operating income tax and rate base was calculated based on the average of the appraised values of the company's utility plant in service at the beginning and end of the relevant period and also included one-sixth of annual power purchase expense for the relevant period.

As the appraised value of utility plant in service takes account of replacement cost, Meralco's rate base takes into account the effects of inflation and exchange rate fluctuations on its investment in utility plant when basic distribution rates are adjusted from time to time with ERC approval. The ERC (formerly the Energy Regulatory Board or ERB) has approved seven increases in the company's basic rates since 1981 and the most recent increase was granted in November 2003. Historically, Meralco's rate increase applications have been calculated based on a maximum RORB of approximately 12% (a level of RORB that the Supreme Court stated was a reasonable rate of return in a 1966 decision). In the past, the then ERB typically has granted Meralco rate increases based on an allowable RORB of 10.5%. All these RORB calculations were based on the formula for calculating RORB that was applied before May 2003. In the rate increases for the company approved in May and November 2003, the ERC has approved tariffs for the company based on the company's weighted average cost of capital for 2000 of 15.5%, as determined by the ERC. These tariff increases set the RORB to 15.5% for the respective years covered by the rate increase petition using the formula applied since May 2003.

The Purchased Power Adjustment (PPA) and the Currency Exchange Rate Adjustment (CERA) previously allowed the company to pass on automatically to its customers increases and decreases in purchased power costs and the effects of peso depreciation on principal repayments of foreign currency-denominated debt and operation and maintenance expenses. Under new rules promulgated by the ERC, the Generation Rate Adjustment Mechanism (GRAM) and Incremental Currency Exchange Rate Adjustment (ICERA) have replaced the former PPA and CERA mechanisms. The GRAM and the ICERA still allow the company to pass through increases or decreases in power purchase costs and some of the effects of peso depreciation. However, GRAM and ICERA adjustments may only be made quarterly (except in relatively extraordinary circumstances) based on applications by the company and will require ERC approval. In order to mitigate the effect of the time lag between the company's incurrence of increased costs and the recovery of those increased costs pursuant to approved adjustments, the GRAM and the ICERA each allow adjustments to include a carrying charge representing the financing costs associated with the deferral of recovery at the 91-day Treasury Bill rate plus 300 basis points, but not exceeding 12%.

The company's recovery of costs arising from system loss through the system loss charge in its unbundled rates is limited to expenses of system loss of up to 9.5% of the total power purchased by the company. System loss refers to electrical energy lost due to technical losses and non-technical losses mainly due to pilferage. System loss is calculated as: one minus the fraction obtained by dividing (x) the total power sold and used by the company by (y) the total power purchased by the company. The company's system loss levels have been in excess of this 9.5% cap, increasing from 10.18% to 10.85% from 2000 through 2002. For the year ended December 31, 2002, the company's unrecoverable system loss over the 9.5% cap on recoverable system loss was 1.35% which equaled ₱1,351 million. System loss for the full year 2003 was 10.85%. The company estimates that, based on its 2003 purchased power cost, its pre-tax income is reduced by approximately ₱1,100 million for every percentage point that the company's actual system loss exceeds the cap. System loss for the quarter ended March 31, 2004 was 13.38% as compared to 11.23% of the same period last year.

Electricity Supply

Meralco does not operate its own generation capacity and must purchase all of the power that it distributes from bulk suppliers, such as NPC and IPPs. Meralco is dependent on NPC for power, although its dependence has been decreasing in recent years and the company expects to further reduce its dependence on NPC in the future by purchasing more electricity from IPPs. For the year 2003, the company purchased approximately 58.7% of its requirements from NPC, down from 64.7% for the full year in 2002. For the quarter ended March 31, 2004, the Parent Company purchased approximately 54.6% of its requirements from NPC, down from 62.2% for the same period last year. Meralco's 10-year power purchase agreement with NPC expires in December 2004, which will allow the company to source more of its power from other sources, such as IPPs with which the company has contracted. In addition, as part of the ongoing restructuring of the power industry under EPIRA, the Wholesale Electricity Spot Market (WESM) is expected to be established in the near future to provide a wholesale spot market for power supply which the company will be able to tap.

Philippine Economic Conditions

In recent years, the company has been adversely affected by a general economic slowdown in the Philippines and elsewhere in the world, which has resulted in lower than expected electricity demand, particularly among the company's industrial customers. From 1998 through 2002, the Philippine GDP grew at a compound annual rate of approximately 3.2% (in constant 1985 pesos), compared to 4.5% during the period from 1993 to 1997. Peak demand on the company's system grew at a compound annual rate of 4.8% during the period from 1998 to 2002 and 8.2% during the period from 1993 – 1997.

Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the company's operating results and financial condition in a number of respects. While all the company's revenues are denominated in pesos, as of March 31, 2004, approximately 84% of the principal amount of the company's indebtedness, most of the company's capital expenditures, a substantial portion of the company's power purchase costs and interest expense and a small portion of the company's operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from ₱26.376 : US$1.00 on June 30, 1997, to ₱56.20 : US$1.00 as of March 31, 2004.

Increases in power purchase costs that are indexed to the U.S. dollar will be recoverable under the GRAM, subject to ERC approval, as increased generation costs to the company. Adjustments approved pursuant to the ICERA mechanism will permit the company to recover increased expenses arising from peso depreciation insofar as they relate to increases in the company's foreign currency-denominated operation and maintenance expenses and principal payments on foreign currency-denominated debt. However, increases in foreign currency-denominated capital expenses and interest expense are not adjusted for under ICERA. Approval of adjustments to the company's basic distribution rates (which have been granted seven times since 1981) would be required to order to recover increased capital expenses through an increase in the company's rate base. Adjustments granted pursuant to the GRAM and the ICERA are deferred and amortized as amounts are recovered through adjustments in customers' billings. Foreign exchange losses from increases in interest expense on foreign currency denominated debt are reflected in the company's financial statements under "interest and other financial charges."

Following a period of significant peso depreciation, the consequences to the company could also include the following:

- In peso terms, the amounts payable for debt service, capital and operation and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the company's payment obligations or budgeted capital and other spending. The company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the company's rates and pass-through costs.

- The principal amount of, and interest expense on, the company's foreign currency-denominated debt will increase at relevant period-end dates for purposes of financial reporting and determination of compliance with the company's financial covenants. This increase can result in immediate adverse

movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

- The company will not be able to apply to the ERC for approval of adjustments under the ICERA more frequently than quarterly (except in extraordinary circumstances such as a sudden and severe depreciation of the peso). The ERC has 45 days to evaluate ICERA adjustment applications, after which they are deemed approved. Under some circumstances, however, the company could incur a delay of up to twelve months between the time ICERA-related costs are incurred and the time the adjustments are fully recovered from customers.

Industry Restructuring

Under EPIRA, a fundamental restructuring of the Philippine power industry is under way, which could require significant adaptations by the company in its business. These restructuring measures include:

- The deregulation of, and introduction of competition in, power generation and supply activities and pricing;
- The privatization of NPC's power generating assets;
- The unbundling of the relative costs of the various segments of the power generation, supply, transmission and distribution chain in bills to customers;
- The implementation of open access to available capacity on distribution networks for delivery of power to consumers based on payment of transmission or wheeling charges;
- Freedom of consumers to choose electricity suppliers;
- The implementation of the wholesale electricity spot market, or WESM; and
- Removal of cross-subsidies between different customers and geographic areas built into rates for supply and distribution of electricity, under which Meralco's customers and franchise territory have borne net subsidies for other customers and regions.

Recent Developments

January 2004 Provisional Rate Increase

To update its tariffs to reflect more recent cost levels, the company filed a petition with the Energy Regulatory Commission (ERC) on October 10, 2003 to increase its tariffs by an average of P0.1358 per kWh over the rates in effect after the rate increase granted in June 2003. This proposed increase was based on the company's assets in service as of 2002, as appraised in December 2002. On November 27, 2003, the ERC provisionally authorized the company to implement a P0.12 per kWh increase in its tariffs starting January 2004. Under the implementing rules and regulations

promulgated pursuant to EPIRA, the ERC has up to one year from the issuance of the provisional approval to finally decide on Meralco's petition. Various consumer groups and government figures, including President Macapagal-Arroyo, have expressed opposition or concern over this provisionally approved rate increase and final approval by the ERC will require a process of hearings and filings with the ERC. On December 23, 2003, the Freedom from Debt Coalition filed a petition for a restraining order, prohibition and injunction against Meralco and the Energy Regulatory Commission for the rate increase. On January 13, 2004, the Supreme Court issued a Status Quo Order. The order stopped the implementation of the temporary rate increase.

Customer Refund

In April 2003, after extensive contests and appeals by the company, the Philippine Supreme Court affirmed its decision ordering the company to pay a refund, estimated to be ₱30,323 million based on operational data of the company as of May 2003 that the Energy Regulatory Board, or ERB, the predecessor to the ERC, had claimed the company overcharged its customers from February 1994 to May 2003. The Supreme Court ruled that the company had improperly included operating income tax in its operating expenses for purposes of calculating its return on rate base, or RORB. This had the effect of reducing the permitted level of the company's rates from February 1994 to May 2003 by P0.167 per kWh.

The company has reached an agreement with the ERC to carry out the refund in four phases. Phase One, which involved refunds totaling approximately ₱2,170 million to residential and commercial customers consuming 100 kWh or less of electricity per month, was approved by the ERC in June 2003. Phase Two, which involves refunds of approximately ₱4,559 million to residential and commercial customers consuming 101 – 300 kWh per month, has also been approved by the ERC and is expected to be completed in February 2004. Phases One and Two represent approximately 22% of the total refund but still satisfy the company's refund obligations to approximately 82% of the customers entitled to the refund.

A schedule for Phase Three, which will involve estimated refunds of approximately ₱4,905 million to residential and commercial customers consuming more than 300 kWh of electricity per month, has been approved by the ERC in an order issued in November 2003. According to the order, Phase Three payments are to commence in January 2004 and should be completed in June 2004. Meralco filed a Motion for Reconsideration, petitioning the ERC to extend the duration of the period to make Phase Three payments up to December 2004. On February 13, 2004, the ERC ruled favorably on the Motion for Reconsideration.

Phase Four will involve estimated refunds totaling approximately ₱18,689 million to commercial and industrial and street-lighting customers, which include the company's highest usage customers. In order to limit the financial burden imposed by the refund, the company has proposed to the ERC that the Phase Four refunds of approximately

₱18,689 million be paid over a period of five years starting in May 2005. The ERC's decision on the company's proposed schedule for paying the Phase Four refunds remains pending.

Income Tax Refund

As a result of the customer refunds discussed in the previous section, the company has effectively overpaid income taxes estimated at ₱8,902 million. This amount represents the income tax effect of the ₱0.167 per kWh rate charged to customers from February 1994 to December 31, 2002, which formed part of the company's revenue for such periods totaling ₱28,728 million. The company amended its income tax returns for 1999 and 2002. For the year ended December 31, 1999, overpaid income taxes amounted to ₱1,126 million and was set up as an asset. For the year ended December 31, 2002, the amended provision for income tax represents the minimum corporate income tax. The amendment of income tax returns for December 31, 2002 resulted in an additional overpayment of income tax of about ₱202 million, which increased the total overpayment for the year December 31, 2002 to ₱495 million. As of December 31, 2002, total overpayment of income tax amounted to ₱1,621 million which was applied as a credit against 2003 income tax payments. Under existing BIR procedures, a taxpayer may file amended income tax returns within a period of three years after the relevant tax year and may pursue a tax refund or tax credit within a period of two years from the date of the erroneous payment. However, under the new Civil Code and rulings of the Supreme Court, the company believes that it has six years within which to file claims for erroneously paid income taxes from the date of the erroneous payments. The company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,119 million. The company is still discussing with the Bureau of Internal Revenue the issues pertaining to the recovery of income taxes paid on previously reported revenues that will be refunded to the customers. This contingent asset is not recognized in the financial statements unless the realization of income is virtually certain.

Results of Operations

Three Months Ended March 31, 2004 compared to Three Months Ended March 31, 2003

After a sluggish start in January due to the extended holiday season, energy sales accelerated by 6.2% in February 2004 and 7.8% in March 2004. This elevated first quarter kilowatt-hour sales to 5,589.6 million kWh from the 5,470.5 million kWh level in 2003, for a respectable 2.2 percent increase year on year. First quarter sales historically account for about 22% of total annual sales. Energy sales is expected to further increase for the remainder of the year with the onset of summer in the second quarter and increased manufacturing and retail activity in the second half of the year.

Sales growth was led by the commercial segment at 3.4 percent and continues to be robust, driven by the proliferation of retail establishments, particularly shopping malls,

throughout the franchise area. This trend is seen to continue with the opening and extension of new and existing malls within the year.

Industrial sales grew by a respectable 1.0 percent despite the curtailment of NPC's One Day Power Sales Program for 14 days during the first quarter, representing 21 gWh in lost potential sales. The reduction in the number of industrial services also did not deter the growth of this sector as contractions predominantly came from small and medium size services.

For residential segment, which is traditionally the highest growing segment in customer count, sales grew by 2.1 percent in the first quarter and is expected to continue contributing to growth both in sales and count with a forecasted additional 120,000 residential customers this year.

Peak demand increased by 5.84% from 4,529 kW in the first quarter from 4,279 kW due to new customers and expansions of existing customers. System reliability in terms of Interruption Frequency Rate (IFR) and system availability as measured by Cumulative Interruption Time (CIT) are at their all time best of 2.75 times (2.86 times in 1stQtr 2003) and 1.96 hours (3.05 hours in 1st Qtr2003), respectively.

Consolidated Operating Revenues. For the three months ended March 31, 2004, Meralco and Subsidiaries achieved consolidated operating revenues of ₱33,335 million, an increase of 4.6% over the ₱31,864 million achieved in the same period in 2003. This increase was driven primarily by a 2.2% increase in sales volume by the parent company.

The increase in parent company's revenue was also driven by an increase in purchased power costs. Due to the refund ordered by the Supreme Court in April 2003, operating revenues for the period from January 2003 to March 2003 reflect the reduction of permitted distribution rates by ₱0.167 per kWh totaling ₱914 million.

Operating expenses. Consolidated Operating expenses for the quarter ended March 31, 2004, increased to ₱30,801 million, or (0.8%) over the ₱31,061 million in operating expenses for the same period in 2003.

	Quarter Ended March 31,		
	2004	2003	% Change
	(in millions)		
Recoverable purchased power	26,610	26,325	1.1
Operations and maintenance	2,363	2,239	5.5
Depreciation and amortization	1,163	1,262	(7.8)
Taxes other than income tax	70	806	(91.3)
Cost of contracts and services	235	236	(0.4)
Real estate sold	360	193	86.5
Total	30,801	31,061	0.8

The increase in consolidated operating expenses was primarily due to an increase in the company's purchased power costs. Parent Company's recoverable purchased power cost for the first quarter ended 2004, were ₱26,610 million, or 1.1% over the ₱26,325 million in purchased power cost for the same period in 2003. The increase in purchased power cost was due to a 4.8% increase in volume purchased as well as an increase in cost per kWh.

Consolidated operation and maintenance expenses increased by 5.5% to ₱2,363 million for the quarter ended March 31, 2004, compared with ₱2,239 million in the same period in 2003, due primarily to increase in retirement expense, and property insurance and use of company vehicles.

Consolidated depreciation and amortization declined by 7.8% from ₱1,262 million for the 1st quarter 2003, to ₱1,163 in same period in 2004, primarily due to a reduction in the current replacement cost in depreciable utility plant and others, resulting in a lower base of depreciable assets.

The Parent Company's account, *Taxes other than income tax* decreased by 91.3% from ₱806 million in the three months ended March 31, 2003, to ₱70 million in the three months ended March 31, 2004, due to a change in the treatment of franchise taxes. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which were implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rates.

Cost of contracts and services, a subsidiary account, decreased by a mere 0.4% from ₱236 million in the first quarter of 2003 compared to ₱235 million of last year primarily due to a decrease in construction contracts.

Real estate sold, also a subsidiary account of Rockwell Land Corporation, increased by 86.5% from ₱193 million in quarter ended March 31, 2003 to ₱360 million in the same period of 2004 due mainly to the intensified marketing campaigns particularly on "Manansala", a residential condominium.

Operating Income. As a result of the foregoing, consolidated operating income increased 215.6% from ₱803 million in the first quarter of 2003, to ₱2,534 million in the first quarter of 2004.

Other Income (Charges). During the first quarter ended 2004, other income (charges) were ₱1,991, an increase of approximately 65.1% over the ₱1,206 million in other income (charges) for the quarter ended March 31, 2003.

Quarter Ended March 31,		
2004	2003	% Change

	(in millions)		
Interest and other charges – net	(931)	(841)	10.7
Unrecoverable purchased power	(1,073)	(463)	131.7
Equity in net earnings of investee Companies	124	98	26.5
Provision for probable losses on disallowed receivables	(111)	0	100.0
Write-off of disallowed receivables	0	0	
Total	(1,991)	(1,206)	65.1

Interest and other charges - net for the quarter ended March 31, 2004, increased by 10.7% in comparison to the three months ended March 31, 2003, from ₱841 million to ₱931 million due to a lower debt level.

Parent Company's unrecoverable purchased power above the 9.5% cap on recoverable system loss totaled ₱1,073 million for the quarter ended March 31, 2004, an increase of 131.7%, over the total of ₱463 million for the quarter ended March 31, 2003. Major contributors to the performance decline include, a one-time financial transaction in January to change the manner of posting ODPS sales; a shift in accounting for system loss recoveries from accrual to the more conservative cash method; as well as the effect of billing government accounts until end December, which reduced January sales. All these factors resulted to a system loss of 13.38 percent for the first quarter of 2004, compared to 11.23 percent in the same period last year. However, the 12-month moving average of system loss is at 11.37 percent.

Consolidated equity in net earnings of investee companies favorably improved by 26.5 percent, from ₱98 million for the 1st quarter of 2003, to ₱124 million for the quarter ended March 31, 2004. Major contributor to the increase is First Private Power Corporation.

Provision for probable losses on disallowed receivables. For the quarter ended March 31, 2004, the Parent Company reflected provision of ₱111 million, mainly for Quezon Power transmission line fees.

Consolidated Provision for (Benefit from) Income Tax. Consolidated provision for income tax for the quarter ended March 31, 2004, was ₱154 million, a significant increase from ₱(100) million benefit for the first quarter of 2003, primarily due to the income posted for the quarter ended March 31, 2004.

Consolidated Net Income (Loss). As a result of the foregoing, net income for the quarter ended 2004, was ₱344 million, compared to a ₱325 million net loss in the same period in 2003.

Proceeds from long-term loans with various multilateral and bilateral institutions of the Parent Company totaled ₱88 million in the first quarter of 2004 as compared to ₱28 million in the same period last year, which were used for system upgrading and expansion of distribution facilities.

Capital expenditures of the Parent Company for the three months ended March 31, 2004 was ₱1,296 million, 9.6% lower than the first quarter of 2003 level of ₱1,434 million. The Parent Company limited capital expenditures due to budget constraints, wherein capital projects were prioritized according to importance.

Cash dividends to preferred stockholders = No payment was made for the first quarter of 2004 primarily due the financial crisis brought about by the rate refund ordered by the Supreme Court, compared to ₱17 million for the quarter ended March 31, 2003.

Unappropriated Retained Earnings bounced back from a deficit of ₱(13,649) million in the first quarter of 2003 to earnings of ₱3,251 million, primarily due to the income posted both for the quarter ended March 31, 2004 and for the year 2003 including the transfer of appropriated retained earnings amounting to ₱12,600 million.

Basic Earnings Per Common Share on Net Income (Loss) excluding depreciation on appraisal increase for the period under review increased by 457.1% from ₱(0.14) in 2003 to ₱0.50 in 2004 due mainly to the income posted for the first quarter of 2004.

Liquidity and Capital Resources

The following table shows the company's cash flows on a consolidated basis as of and for the quarters ended March 31, 2004 and 2003:

	March 31, 2004	2003
	(in millions)	
Cash Flows		
Cash and cash equivalents, beginning	P5,320	P6,832
Net cash provided by operating activities	(2,318)	(1,545)
Net cash used in investing activities	2,952	(295)
Net cash provided by (used in) financing activities	(1,642)	167
Cash and cash equivalents	4,312	5,159

At March 31, 2004, consolidated cash and cash equivalents fell to ₱4,312 million compared to P5,159 million at March 31, 2003. Principal sources of cash for the first quarter of 2004 were cash flow from operations totaling ₱1,061 million, ₱294 million from issuance of preferred stock and increase in customers' deposits. These funds were used primarily for capital expenditures, including capitalized interest of ₱1,314 million and debt service payments for short-

term debt and long-term debt and interest expense of ₱490 million, ₱1,574 million and ₱338 million, respectively.

As of March 31, 2003, cash and cash equivalents totaled ₱5,159 million. Principal sources of cash for the first quarter of 2003 were cash flows from operations totaling (₱256) million and drawings from existing long-term credit facilities totaling ₱28 million and increase in customers' deposits amounting to ₱388 million. These funds were used primarily for capital expenditures, including capitalized interest, of ₱1,434 million and debt service payment for short-term debt and long-term debt of ₱254 million and ₱178 million, respectively.

Operating Activities

For the quarter ended March 31, 2004, net cash flows used in operating activities slightly increased to ₱2,318 million compared to ₱1,545 million for the same period in 2003 due to the payment of customer refunds in accordance with the April 2003 Supreme Court order beginning June 2003.

Investing Activities

For the three months ended March 31, 2004 and 2003, net cash used in investing activities were ₱2,952 and (₱295), respectively. Capital expenditures for the three months ended March 31 were ₱1,314 million in 2004 and ₱1,434 in same period of 2003, a decrease of 8.4%. On the other hand, investments and advances slightly increase by 3.6%, from ₱3,773 million in the first quarter of 2003 to ₱3,910 million in the same period of 2004.

Financing Activities

Net cash used in financing activities for the quarter March 31, 2004 and 2003 were ₱1,642 million and (₱167) million respectively. Principal repayments on short-term and long-term loans as of the close of the three months ended March 31, 2004 totaled ₱2,064 million compared to ₱432 million in the same period of last year..

Debt Financing

For quarter ended March 31, 2004, long-term debt stood at ₱24,015 million as compared with ₱29,877 million for the same period in 2003. For the quarter ended March 31, 2004, Parent Company's repayments on long-term debts amounted to ₱1,574 million compared to ₱178 million for the same period in 2003.

The parent company's drawings from existing credit facilities during the first quarter of 2003 totaled ₱28 million, compared to ₱88 million during the three months ended March 31, 2004. Short-term and long-term debt at the end of quarter of March 2004 totaled ₱26,606 million, a decrease of ₱6,908 million, or 20.6%, from ₱33,514 million at the quarter end of March 2003.

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

Period	U.S. Dollar	Amount in Original Currency Japanese Yen	Euro	Philippine Peso	Total Peso Equivalent
			(in millions)		
January 1 to December 31, 2004	88	1,011	4	979	6,214
January 1 to December 31, 2005	77	1,011	2	1,815	6,856
January 1 to December 31, 2006	14	1,011	–	124	1,480
2007 thereafter	89	4,046	1	6	7,219
	268	7,079	7	2,924	21,769

Comprehensive Liability Management Plan (CLMP)

On December 4, 2002, the Parent Company announced the creation of a special committee to oversee the formulation and execution of a sustained viability plan and program under the CLMP.

The Parent Company has short-term and long-term maturing in 2004 amounting to P12,954 million. It has various options for refinancing its maturing debts. The Parent Company's short-term lenders have agreed to further extend payment of short-term loans due in March 2004 for another 90 days and will consider further extensions until the Parent Company can complete its refinancing program in 2004.

On June 24, 2003, the Parent Company's stockholders approved the issuance of additional bonded indebtedness of up to US$600 million or its equivalent currencies. The Parent Company filed an application of similar nature with the ERC last September 5, 2003 which was provisionally approved by the ERC on January 9, 2004. Public hearings on the Parent Company's application are currently ongoing.

Contingent Liabilities and Off-Balance Sheet Financing

The company, Meralco Industrial Engineering Services Corporation, or MIESCOR, and Rockwell Land Corporation, or Rockwell, have contingent liabilities with respect to claims, lawsuits and taxes. The company's management, after consultations with outside counsel, believes that the final resolution of these claims, lawsuits and tax matters will not materially affect its financial position and results of operations. The company has no off-balance sheet financing.

Equity Financing

The company has issued non-voting, non-convertible redeemable preferred shares to certain customers who are located more than 30 meters from an existing line or wire operated by Meralco in order to finance the installation of additional facilities to connect such customers to Meralco's facilities. The preferred shares earn dividends at 10% per annum and after five years are redeemable at the option of either the company or the holder. As of December 31, 2003, there were 141 million preferred shares issued and outstanding in respect of which ₱1,407 million of capital had been paid into the company.

(ii) **Any events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.**

Covenants

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (P84,848 million as of December 31, 2003, and P78,300 million as of December 31, 2002) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisitions of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. In addition, substantially all of the Parent Company's existing loan agreements contain cross default provisions which may render the outstanding loans due and demandable. For the years ended December 31, 2003 and 2002, the Parent Company did not comply with the minimum required return on net fixed assets of 8% required by two secured creditors. However, the Parent Company has received a waiver on noncompliance to this requirement from one of these secured creditors and has received notice from the other secured creditor that a waiver will be issued subject to certain conditions. In addition, for the years ended December 31, 2003 and 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company, however, continues to service the principal and interest payments at maturity dates and has not received any demand for payment nor have any of its existing creditors commenced default proceedings.

(iii) **All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.**

Not Applicable.

(iv) **Any material commitments for capital expenditures, the general purpose of such commitments, and the expected sources of funds for such expenditures should be described;**

2004 Capital Expenditure Requirements

Electric Capital Projects: (in million Pesos)	
a. System Requirements	₱1,727
b. Customer Allocation	2,540
c. Miscellaneous Allocation	1,389
Non Electric Projects	9

Other Capitalized Items	85
Total Capex	**₱5,750**

To date, the company has met, and expected that it will continue to meet, its capital expenditure requirements primarily from cash flow from operations and long-term borrowings that are primarily foreign-currency denominated.

The company is required by the ERC to take necessary steps, including making necessary capital expenditures, to build and maintain its network so as to meet minimum performance and service requirements and in any event to make capital expenditures in each year at least equal to the amount of depreciation taken in the prior years. Most expenditures on transmission and substation projects, supervisory control and distribution automation, and distribution line projects are non-discretionary. The remaining capital expenditure is discretionary, which encompasses allocation projects, telecommunications projects and other non-electrical capital expenditure. If the actual peak demand is lower than the forecasted demand, a portion of the non-discretionary capital expenditure may become discretionary.

The company has a tentative capital expenditure budget of ₱5,750 million for the year 2004. Due to financial constraints brought about by the refund issue and the inability to restructure and or refinance maturing obligations, the budgeted amount could be trimmed down further to ₱5 billion. Meralco has to prioritize its projects to only those deemed urgent in this year's (2004) project line up. Funding of capital expenditures will be sourced primarily from internally generated cash flow, availments from existing credit lines and borrowings from local and foreign financial institutions.

The ₱5,750 million approved capital expenditure budget is geared to support projects on areas with large concentration of core customers, give priority to correction of normal deficiencies in the system, stretch loading limits of our facilities and initiate practical and cost-effective projects to correct system deficiencies.

(v) Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations should be described.

Rate Applications with ERC

On October 10, 2003, the Parent Company filed an application at the ERC seeking to adjust Parent Company-related charges by an average P0.1358 per kwh. The Parent Company's rate application was based on (a) an independent appraisal of 2002 assets appraised at an exchange rate of ₱53.096:US$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in Parent Company-related charges of ₱0.12 per kWh, effective January 2004. Under the implementing rules and regulations of Electric Power Industry Reform Act (EPIRA), the ERC has up to one

year from the issuance of the provisional approval within which to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. The respective memoranda of the parties were submitted to the SC on February 16, 2004. The status quo order remains until lifted by the SC.

Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the company's operating results and financial condition in a number of respects. While all the company's revenues are denominated in pesos, as of March 31, 2004, approximately 84% of the principal amount of the company's indebtedness, most of the company's capital expenditures, a substantial portion of the company's power purchase costs and interest expense and a small portion of the company's operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from ₱26.376 : US$1.00 on June 30, 1997, to ₱56.20 : US$1.00 as of March 31, 2004.

Increases in power purchase costs that are indexed to the U.S. dollar will be recoverable under the GRAM, subject to ERC approval, as increased generation costs to the company. Adjustments approved pursuant to the ICERA mechanism will permit the company to recover increased expenses arising from peso depreciation insofar as they relate to increases in the company's foreign currency-denominated operation and maintenance expenses and principal payments on foreign currency-denominated debt. However, increases in foreign currency-denominated capital expenses and interest expense are not adjusted for under ICERA. Approval of adjustments to the company's basic distribution rates (which have been granted seven times since 1981) would be required to order to recover increased capital expenses through an increase in the company's rate base. Adjustments granted pursuant to the GRAM and the ICERA are deferred and amortized as amounts are recovered through adjustments in customers' billings. Foreign exchange losses from increases in interest expense on foreign currency denominated debt are reflected in the company's financial statements under "interest and other financial charges."

Following a period of significant peso depreciation, the consequences to the company could also include the following:

- In peso terms, the amounts payable for debt service, capital and operation and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the company's payment obligations or budgeted capital and other spending. The company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the company's rates and pass-through costs.

- The principal amount of, and interest expense on, the company's foreign currency-denominated debt will increase at relevant period-end dates for purposes of financial reporting and determination of compliance with the company's financial covenants. This increase can result in immediate adverse movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

- The company will not be able to apply to the ERC for approval of adjustments under the ICERA more frequently than quarterly (except in extraordinary circumstances such as a sudden and severe depreciation of the peso). The ERC has 45 days to evaluate ICERA adjustment applications, after which they are deemed approved. Under some circumstances, however, the company could incur a delay of up to twelve months between the time ICERA-related costs are incurred and the time the adjustments are fully recovered from customers.

(vi) Any significant elements of income or loss that did not arise from the registrant's continuing operations;

There are no significant elements of income or loss not arising from continuing operations.

(vii) The causes for any material changes from period to period in one or more line items of the registrant's financial statements;

MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Non-current Assets

- Consolidated Utility Plant and Others at revalued amounts increased from ₱81,825 million to ₱90,037 million due to construction work in progress completed and the appraisal increase recorded for the year.

- Other Property and Equipment which is a Parent Company account, declined by 43.3 percent from ₱10,172 million to ₱5,765 million, due mainly to the reduced capital expenditures and completed construction work in progress.

- Land held for future developments- at cost ,a Rockwell Land Corporation account, declined by ₱713 million due to the assignment of certain parcels of land as security for loans.

- Other non-current assets decreased slightly from ₱24,062 million as of March 31, 2003 to ₱23,393 million in March 31, 2004, mainly due to decreases in the deferred foreign exchange loss (CERA II) from ₱6,902 million in March 2003 to ₱5,181 million in March 31, 2004, Deferred PPA from ₱8,571 million in March 2003 to ₱5,533 million in March 2004 and Intangible assets from ₱1,537 million in March 2003 to ₱591 million in March 2004.

Current Assets

- Receivables net of allowance for doubtful accounts, slightly increased from ₱21,055 million in March 2003 to ₱21,888 million as of March 31, 2004 due to the increase in revenues.

- Consolidated inventories as of March 31, 2004 decreased from ₱1,808 million in March 2003 to ₱1,492 million , due to a slow down in capital expenditures because of cash flow constraints brought about by the refund to customers.

- Deferred income tax assets decreased from ₱2,413 million in March 2003 to ₱1,386 million in March 2004, due to the utilization of NOLCO amounting to ₱753 million.

- Other current assets also decreased, from ₱1,074 million in March 31, 2003 to ₱647 million in March 2004, due to a reduction in the balance of advance payments to suppliers from ₱565 million in March 2003 to ₱71 million in March 2004.

Stockholders' Equity

- Preferred Stock increased from ₱927 million in March 2003 to ₱1,622 million in March 2004 due to the increase in customers requiring the purchase of preferred shares to help finance electric projects.

- Common Stock also increased due the 12th Employee Stock Option Plan offered by the Parent Company to its employees, from ₱9,993 million in March 2003 to ₱10,078 million in the same period this year.

- Appraisal increase in utility plant and others increased by 5.3% from ₱25,690 million in March 2003 to ₱27,050 million in March 2004 as a result of the asset appraisal completed by the Parent Company in September 2003.

- Reflecting the Net Loss incurred in 2002 amounting to ₱28,181 million as a result of the recognition of an Extraordinary Loss due to the Customer Refund, the Parent Company's Unappropriated Retained Earnings(Deficit) for the quarter ended March 31, 2003 was (₱13,649) million. In 2003, the balance in the Appropriated retained earnings of ₱12,600 million was transferred to Unappropriated Retained Earnings to beef up the deficit. In addition, the Net Income earned in 2003 amounting to ₱907 million, including the first quarter of 2004 income amounting to ₱344 million, resulted to significant improvement in the Unappropriated Retained Earnings amounting to ₱3,251 million.

- Parent Company Retained Earnings was also adjusted upward for the reversal of self-insurance expenses. Accrual for self-insurance will no longer be done in compliance with International Accounting Standards.

Non-current Liabilities

- Customers Refund - noncurrent portion represents the balance of the customers refund not yet due within one year. As of March 31, 2004 this amounted to ₱18,689 million, lower than the March 31, 2003 balance of ₱27,004 million due to the transfer of the amounts due within one year to the Customers Refund-current account.

- Long-term debt – net of current portion decreased by 33.8 percent due mainly to the transfer of the amounts due within one year, from ₱24,387 million in March 31, 2003 to ₱16,140 million in March 31, 2004. The bulk of the amount pertains to the unsecured loans which are classified as current. (see notes to financial statements)

- Customers' deposits – noncurrent balance of the Parent Company as of March 31, 2004 is ₱13,579 million, 10.3 percent higher compared to the March 31, 2003 figure of ₱12,312 million.

(in million pesos)

	Mar 2004	Mar 2003
Customer & Meter deposits	10,019	9,176
Interest on Meter and service deposits	3,560	3,136
Total	13,579	12,312

- Estimated liability for project development amounting to ₱1,974 million as of March 31, 2004, is the liability of Rockwell Land as agreed upon with contractors for the construction of the "Manansala" condominium project.

- Liability arising from deferred pass-through fuel costs increased from ₱4,544 million in March 2003 to ₱8,286 million in March 2004 due to additional costs incurred in 2003 amounting to USD 64 million.

- Operating and Other Reserves which is Parent Company account, amounted to ₱2,963 million as of March 31, 2004. Of this amount, ₱2,472 million pertains to the interest differential on meter and service deposits and ₱491 million pertains to provisions for

various tax assessments and legal claims. In March 31, 2003, the balance amounted to ₱2,095 million for the interest differential on meter and service deposits.

Current Liabilities

- Consolidated Notes Payable also decreased by 24.6 percent, from ₱7,010 million as of March 31, 2003 to ₱5,287 million in March 31, 2004, due to the partial retirement of parent company's short-term loans.
- Long-term debt –current portion increased from ₱5,490 million in March 31, 2003 to ₱7,875 million in as of March 31, 2004. This is due to the higher level of debt amortization scheduled within a one year period, particularly the unsecured portion of the loans.
- Customers' refund – current increased by 76.5%, from ₱3,052 in March 31, 2003 to ₱5,388 million as of March 31, 2004 due to reclassification by "Phases" as approved by ERC.

(viii) Any seasonal aspects that had a material effect on the financial condition or results of operations.

A. Seasonality

The following table sets forth the company's quarterly sales in gWh.

	2004	2003	2002
		(in gWh)	
Quarterly Sales			
First Quarter	5,590	5,470	5,007
Second Quarter		6,116	5,948
Third Quarter		6,157	5,931
Fourth Quarter		6,091	5,936
Totals	5,590	23,834	22,822

The company's business evidences a degree of seasonality on both a quarterly and half-yearly basis. The second and particularly the third quarters are typically periods of greater electricity demand. The first, and to a lesser extent, the fourth quarters tend to be periods of comparatively reduced demand from the company's customers because of cooler temperatures and the reduction of production by industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The company's industrial customers generally increase production during the third quarter and, accordingly, a higher proportion of the company's revenues are earned in the second half of the year.

The nature and amount of changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts

reported in prior financial years, if those changes have a material effect in the current interim period.

The impact of the Supreme Court ruling with finality to rollback the **distribution rate** by 16.7 centavos per kilowatt-hour and the booked refund to customers from February 1994 to December 2002 amounting to ₱30.3 billion will greatly affect our cash flows and the Parent Company has no recourse but to scale down the budgeted capital expenditures for the year 2004 from ₱6.5 billion to approximately ₱5.75 billion. For Phases I to III of the Refund Implementation, as of March 31, 2004, 59% or ₱6.9 billion has been refunded either through application / credit to bills or outright cash refund while 41% or ₱4.8 billion remains unclaimed for services with terminated contracts. The Energy Regulatory Commission (ERC), in an order docketed last February 13, 2003, granted Parent Company's appeal to implement Phase III of the refund in 12 months instead of the six months the Commission earlier ordered.

Issuances, repurchases, and repayments of debt and equity securities;

Issuances =	None
Repurchases =	None

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

Period	U.S. Dollar	Amount in Original Currency Japanese Yen	Euro	Philippine Peso	Total Peso Equivalent
			(in millions)		
January 1 to December 31, 2004	88	1,011	4	979	6,214
January 1 to December 31, 2005	77	1,011	2	1,815	6,856
January 1 to December 31, 2006	14	1,011	–	124	1,480
2007 thereafter	89	4,046	1	6	7,219
	268	7,079	7	2,924	21,769

Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period:

1. **Refund Case (SC Decision on April 30, 2003)**

Filing of Phase III & IV

The Company filed last Friday (October 24) with the Energy Regulatory Commission our formal proposal for the last two phases of the refund implementation. In the application Meralco filed before the ERC, Phase III will be from March 2004 to February 2006. It will cover customers with a monthly consumption of 301 kWh and above based on their April 2003 bill. The refund mode for the third phase is a fixed monthly credit to bill, the amount of which will be derived by dividing the gross refund amount by 24 months All necessary details such as gross refund amount, total kilowatt-hours to be refunded and other pertinent information will be reflected in the customers March 2004 bill, similar to Phase I and II – refund implementation. Refund period for Phase III terminated contracts will be from March to April 2006. The refund mode for this particular account will be in cash, net of all arrears.

For Phase IV of the refund (commercial and industrial customers and all other customers not covered by Phase I to III), the Company proposed to the ERC that the refund mode will either be through financial instrument incorporating a liquidity mechanism or fixed credit to bills depending on the gross refund amount. The financial instrument will provide our customer the ability to liquidate their "refund coupons" whenever they want and at the same time give Meralco the time to recover from cash flow difficulty and normalize its credit ratings. Processing of the refunds through financial instrument would be completed by June 2004. The refund period for the other option, which is fixed credit to bill, will be from July 2005 to March 2010 or 57 months. The refund either via a financial instrument or check will be net of arrears.

In its October 24 submission, Meralco emphasized that its proposal for Phases III and IV were predicated on the following assumptions:

- Meralco is afforded a timely rate relief on its pending (October 10m 2003) application, as well as succeeding ones to be filed pursuant to RA 9136.
- Meralco successfully concludes the refinancing of its existing financial obligations, presently being discussed by Meralco with its creditors.

Various Highlights of the Quarter Ended March 31, 2004

- The Parent Company implemented reductions in the generation and transmission charges in the February billing cycle. The generation charge was cut from P3.4029/kWh following the Energy Regulatory Commission (ERC) Generation Rate Adjustment Mechanism (GRAM). Furthermore, through the GRAM Order, the Power Act Reduction (also known as the Mandated Rate

Reduction) will no longer be fixed at 30c/kWh but instead prorated based on the share of NPC's supply to Meralco's total power purchases for the corresponding supply month. Collectively, these changes will redound to savings to the company due to substantial reductions in working capital requirements and reduced power rates.

- The transmission charge, on the other hand, was cut by P20/kW for customers with demand meters (i.e. large commercial and industrial establishments) and 6.3 centavos/kWh for customers without demand meters (i.e., residential customers). The transmission charge reduction reflects the first phase of the National Transmission Corporation (TransCo) intra-grid subsidy removal.

- Meralco joined efforts with the Department of Environment and Natural Resources (DENR) for a Water Conservation Program, aimed to promote awareness among employees, contractors and customers.

The effect of changes in the composition of the issuer during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructuring, and discontinuing operations; and,

No changes has been made during the interim period.

Changes in contingent liabilities or contingent assets since the last annual balance sheet date.

The contingent liability for the Supreme Court Case on December 31, 2002 is now a liability. As of March 31, 2004, Customers' Refund – non-current amounts to ₱18.7 billion compared to last year's P27.0 billion. On the other hand, Customers' Refund – current portion is up by 76.5 percent from ₱3.1 billion in March 31, 2003 to ₱5.4 billion as of March 31, 2004.

(See notes to Financial Statements)

Any material commitments for capital expenditures, the general purpose of such commitments and the expected sources of funds for such expenditures.

Capital expenditures of the Parent Company for the first quarter went down by 9.61 percent from ₱1.43 billion in 2003 to ₱1.29 billion in 2004. About 99.83 percent of the total capital expenditures for 2004 were spent for electric system projects.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities and contend with meager resources due to financial problems brought about by the ongoing refund to customers.

A reduced budget of ₱5.75 billion from the original figure of ₱6.5 billion was allotted to finance this year's capital expenditures. With this very tight budget, Meralco has to prioritize its projects to only those deemed urgent in this year's project line-up and projects of lesser priority will have to be deferred for next year if the Company's financial condition improves.

Meralco's ability to incur long-term debt in the future is subject to a variety of uncertainties, including economic, political and other conditions in the Philippines. In addition, Meralco's ability to incur debt will also be affected by the Government's policies relating to foreign currency borrowings, the liquidity of the Philippine capital markets, Meralco's operating results and financial condition, and restrictions under its current debt agreements

Any significant elements of income or loss that did not arise from the issuer's continuing operations.

For the first quarter of 2004, the company operated under normal business conditions, except for the net effect of the Supreme Court's ruling with finality to rollback the Parent Company's "distribution rate" by 16.7 centavos per kWh up to May 2003 and the recognition of customer refunds amounting to approximately ₱30.3B, which greatly affect the company's financials.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY
AGING OF CONSOLIDATED ACCOUNTS RECEIVABLE
As of March 31, 2004
(In Million Pesos)

	Total	1-30 days	31-60 days	61-90 days	Over 90 days
Type of Accounts Receivable					
a) Trade Receivables					
Regular General Service					
Private	8,546	7,566	165	75	740
Government	291	179	27	8	77
General Power					
Private	9,197	8,014	249	67	867
Government	2,356	1,545	220	69	522
Flat / Streetlights					
Private	25	11	1	1	12
Government	268	113	18	9	128
Sub-total					
Private	17,769	15,591	415	143	1,620
Government	2,915	1,837	265	86	727
Others(Subsidiaries)	2,871	33	7	2	2,829
Gross Trade Receivables	23,555	17,461	687	232	5,175
Less: Allow. for Doubtful Accounts	1,667				1,667
Net Trade Receivables	21,888	17,461	687	232	3,508
b) Non-Trade Receivables					
Notes Receivable	0	0	0	0	0
Others	0	0	0	0	0
Total Non-Trade	0	0	0	0	0
NET RECEIVABLES (a+b)	21,888	17,461	687	232	3,508

30

2. Accounts Receivable Description

Type of Receivable

1) Trade Receivables

a)	Regular General Service	Mostly residential customers	22 days
b)	General Power	Combination of commercial and industrial customers	22 days
c)	Flat / Streetlights	Mostly streetlights and hospitals	22 days
d)	Others	Receivables of various subsidiaries	30 days

3. Normal Operating Cycle: (Receivables) **30 days**

MANILA ELECTRIC COMPANY
COMPUTATION OF RATIO OF UNAPPROPRIATED RETAINED EARNINGS OVER TOTAL PAID-IN CAPITAL
As of March 31, 2004 and 2003
(With comparative figures as of December 31, 2003)
(In Million Pesos, except ratio)

	Mar 2004	Mar 2003	Audited As of Dec 2003
Preferred stock	1,622	927	1,407
Common stock	10,078	9,993	9,993
Capital in excess of par value	2,920	2,977	2,895
Deposits on subscriptions to Preferred stock	98	150	101
Subscriptions receivable, common	(98)	(57)	(10)
TOTAL PAID-IN CAPITAL (A)	14,620	13,990	14,386
UNAPPROPRIATED RETAINED EARNINGS (B)	3,251	(13,650)	2,951
RATIO (B / A)	**22.2%**	**(97.6%)**	**20.5%**

1st Quarter Report

After a sluggish start in January due to the extended holiday season, energy sales accelerated by 6.2% in February 2004 and 7.8% in March 2004. This elevated first quarter kilowatt-hour sales to 5,589.6 million kWh from the 5,470.5 million kWh level in 2003, for a respectable 2.2 percent increase year on year. First quarter sales historically account for about 22% of total annual sales. Energy sales is expected to further increase for the remainder of the year with the onset of summer in the second quarter and increased manufacturing and retail activity in the second half of the year.

Sales growth was led by the commercial segment at 3.4 percent and continues to be robust, driven by the proliferation of retail establishments, particularly shopping malls, throughout the franchise area. This trend is seen to continue with the opening and expansion of new and existing malls within the year.

Industrial sales grew by a respectable 1.0 percent despite the curtailment of NPC's One Day Power Sales Program for 14 days during the first quarter, representing 21 gWh in lost potential sales. The reduction in the number of industrial services also did not deter the growth of this sector as contractions predominantly came from small and medium size services.

For the residential segment, which is traditionally the highest growing segment in customer count, sales grew by 2.1 percent in the first quarter and is expected to continue contributing to growth both in sales and count with a forecasted additional 120,000 residential customers this year.

Peak demand increased by 5.84% from 4,529 kW in the first quarter from 4,279 kW due new customers and expansions of existing customers. System reliability in terms of Interruption Frequency Rate (IFR) and system availability as measured by Cumulative Interruption Time (CIT) are at their all time best of 2.75 times (2.86 times in 1Qtr 2003) and 1.96 hours (3.05 hours in 1Qtr 2003), respectively.

Operating income for the quarter went up by 224 percent, from P732 million in 2003 to P2.37 billion in 2004, primarily due to the sales volume increase and the full year effect of the 8.65 centavo rate hike implemented starting June of 2003.

Operating expenses decreased by 1.2 percent to P30.1 billion in 2004 from P30.5 billion in 2003, primarily due to the decrease in depreciation and amortization and taxes other than income tax. Franchise taxes are no longer part of the Company's revenues and operating expenses.

Other expenses for the quarter, on the other hand, grew by 61.0 percent mainly due to unrecoverable purchased power beyond the mandated system loss cap which increased from P463 million in 2003 to an estimated P1.07 billion in 2004. Major contributors to the performance decline include, a one-time financial transaction in January to change the manner of posting ODPS sales; a shift in accounting for system loss recoveries from accrual to the more conservative cash method; as well as the effect of billing government accounts until end December, which reduced January sales. All these factors resulted to a system loss of 13.38 percent for the first quarter of 2004, compared to 11.23 percent in the same period last year. However, the 12-month moving average of system loss is at 11.37%.

Also, provision for disallowed recoveries amounting to P111 million was recognized for the quarter. This pertains to the potential additional disallowance for QPPL transmission line fees.

Equity in net earnings of investees favorably improved by 91.9 percent, from P72.9 million in 2003 to P139.9 million in 2004. Major performers are Rockwell with 132.33 percent increase in profits from P12 million in 2003 to P27.9 million in 2004 and First Private Power Corporation with 18.84 percent increase in profit from P78 million in 2003 to P92.7 million in 2004. In addition, CIS has a profit turnaround of P9.9 million from a loss of P24.3 million last year.

The Company concluded the first quarter of 2004 with a net income of P344 million as compared to a net loss of P325 million in 2003.

Earnings per common share (excluding depreciation on appraisal increase) for the period under review went up by 457 percent from (P0.14) in 2003 to P0.50 in 2004.

Capital expenditures for the first quarter amounted to P1.29 billion, down by 9.61 percent from last year's P1.43 billion. About 99.83 percent of the total capital expenditures for 2004 were spent for electric system projects.

The substantial decline of 97.64 percent in non-electric projects and other capitalized items resulted from prioritization and efficient capital spending.

A total of 44,651 new customers augmented Meralco's customer base as of end-March 2004, bringing the total number of customers to 4,096,534. This was an increase of 1.1 percent from the December 2003 count of 4,051,883.

Highlights of the Quarter

The company implemented reductions in the generation and transmission charges in the February billing cycle. The generation charge was cut from P3.4029/kWh following the Energy Regulatory Commission (ERC) generation rate adjustment mechanism (GRAM). Furthermore, through the GRAM Order, the Power Act Reduction (also known as the Mandated Rate Reduction) will no longer be fixed at 30c/kWh but instead prorated based on the share of NPC's supply to Meralco's total power purchases for the corresponding supply month. Collectively, these changes will redound to savings to the company due to substantial reductions in working capital requirements and reduced power rates.

The transmission charge, on the other hand, was cut by P20/kW for customers with demand meters (i.e., large commercial and industrial establishments) and 6.3 centavos/kWh for customers without demand meters (i.e., residential customers). The transmission charge reduction reflects the first phase of the National Transmission Corporation (TransCo) intra-grid subsidy removal.

Meralco joined efforts with the Department of Environment and Natural Resources (DENR) for a Water Conservation Program, aimed to promote awareness among employees, contractors and customers.

COMPARISON OF KILOWATT-HOUR SALES For the quarters ended march 31, 2004 and 2003 (In million kWh)			
Customer Class	2004	2003	% Change
RESIDENTIAL	2,000.93	1,959.87	2.1
COMMERCIAL	1,982.94	1,918.14	3.4
INDUSTRIAL	1,571.30	1,555.07	1.0
STREETLIGHTS	34.41	37.40	(8.0)
TOTAL	**5,589.58**	**5,470.48**	**2.2**

US SEC 35
File No. 82-3237

COMPARATIVE STATEMENTS OF INCOME

For the quarters ended March 31, 2004 and 2003
(In thousand pesos)

	2004	2003	% Change
OPERATING REVENUES	32,469,740	31,195,085	4.1
OPERATING EXPENSES			
Purchased power	26,610,030	26,325,307	1.1
Operations & maintenance	2,312,008	2,127,452	8.7
Depreciation & amortization	1,108,226	1,204,853	(8.0)
Taxes other than income tax	67,829	805,563	(91.6)
Total Operating Expenses	30,098,093	30,463,175	(1.2)
OPERATING INCOME	2,371,647	731,910	224.0
OTHER INCOME (EXPENSES)			
Interest & other financial charges-net	(834,979)	(777,047)	7.5
Unrecoverable purchased power-system loss	(1,073,327)	(463,108)	131.8
Provision for disallowed recoveries	(111,074)	-	100.0
Equity in net earnings of investee companies	139,865	72,890	91.9
Total Other Income (Expenses)	(1,879,515)	(1,167,265)	61.0
INCOME (LOSS) BEFORE INCOME TAX	492,132	(435,355)	213.0
PROVISION FOR (BENEFIT FROM) INCOME TAX	147,739	(110,301)	233.9
NET INCOME (LOSS)	344,393	(325,054)	205.9

COMPARATIVE BALANCE SHEETS

As of March 31, 2004 and 2003
(In thousand pesos)

ASSETS AND OTHER DEBITS

	2004	2003	% Change
UTILITY PLANT AND OTHERS - net	85,725,216	76,862,895	11.5
CONSTRUCTION IN PROGRESS	5,715,742	10,172,377	(43.8)
INVESTMENTS AND ADVANCES	4,246,349	3,967,010	7.0
CURRENT ASSETS			
Cash and Cash Investments	3,999,089	4,824,541	(17.1)
Receivables - net	20,063,315	20,377,502	(1.5)
Inventories	1,052,718	1,036,383	1.6
Deferred Income Tax Asset	1,386,357	2,413,763	(42.6)
Other Current Assets	384,023	577,583	(33.5)
Total Current Assets	26,885,502	29,229,772	(8.0)
DEFERRED DEBITS AND OTHER ASSETS	22,885,274	23,290,277	(1.7)
TOTAL ASSETS AND OTHER DEBITS	145,458,083	143,522,331	1.3

LIABILITIES AND OTHER CREDITS

	2004	2003	% Change
PROPRIETARY CAPITAL	46,780,864	40,592,972	15.2
LONG-TERM DEBT- Net of Current Portion	13,894,421	21,512,233	(35.4)
CURRENT LIABILITIES			
Current Portion of Long-term Debt	7,875,098	5,465,477	44.1
Notes Payable	4,836,751	6,535,645	(26.0)
Accounts Payable & Accrued Exp.	17,191,575	13,907,129	23.6
Income Tax Payable	380,281	(396)	(96,130.6)
Customers' Refund - current	5,387,529	3,051,603	76.5
Other Current Liabilities	1,580,931	2,077,080	(23.9)
Total Current Liabilities	37,252,165	31,036,538	20.0
DEFERRED INCOME TAX	2,854,917	3,435,425	(16.9)
CUSTOMERS' DEPOSITS	13,579,394	12,254,876	10.8
CUSTOMERS' REFUND- NONCURRENT	18,688,934	27,003,647	100.0
DEFERRED PASS-THROUGH FUEL COST	8,285,765	4,543,937	82.3
OPERATING RESERVES & OTHERS	4,121,623	3,142,703	31.1
TOTAL LIABILITIES AND OTHER CREDITS	145,458,083	143,522,331	1.3

COMPARATIVE STATEMENTS OF RETAINED EARNINGS (DEFICIT) For the three months ended March 31, 2004 and 2003 (In thousand pesos)			
	2004	2003	% Change
BALANCE, BEGINNING ***(Unadjusted)***	**2,952,200**	**26,855,104**	**(89.0)**
Deduct: Refund from Feb. 1994 to Dec. 2002 with net effect of valuation allowance, deferred asset & uncollectible accounts	-	(27,764,541)	100.0
BALANCE, BEGINNING ***(As adjusted)***	**2,952,200**	**(909,437)**	**424.6**
Add:			
Net Income (Loss)	344,393	(325,054)	205.9
Realized Revaluation Surplus	154,651	202,590	(23.7)
TOTAL	**3,451,244**	**(1,031,901)**	**434.5**
DEDUCT: Appropriation			
Appropriated Retained Earnings, Beginning	-	12,600,000	-100.0
Transfer from/(to) Unappropriated Retained Earnings	200,000	-	0.0
BALANCE	3,251,244	(13,631,901)	123.9
DEDUCT: Cash Dividends Declared			
Preferred	-	17,588	(100.0)
Common	-	-	
TOTAL CASH DIVIDENDS DECLARED	**-**	**17,588**	**(100.0)**
BALANCE, ENDING UNAPPROPRIATED	**3,251,244**	**(13,649,489)**	**123.8**

US SEC 38
File No. 82-3237

COMPARATIVE CASH FLOW STATEMENTS

For the quarters ended March 31, 2004 and 2003
(In thousand pesos)

	2004	2003	% Change
CASH BALANCE BEGINNING, Jan. 1	**5,106,632**	**6,193,164**	**(17.5)**
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating & Other Income	1,629,579	834,449	95.3
Depreciation & Amortization	1,108,226	1,204,853	(8.0)
Increase (Decrease) in Other Assets and Liabilities	2,492,734	(437,660)	669.6
Net Cash from Operations	**5,230,539**	**1,601,642**	**226.6**
Add : Equity Issues	294,087	28,982	914.7
Short Term Borrowings	-	-	
Long Term Borrowings	88,170	27,872	216.3
TOTAL SOURCES OF FUNDS	**5,612,796**	**1,658,496**	**238.4**
Less : Short Term Debt Service	490,105	254,454	92.6
Long Term Debt Service	1,574,126	178,260	783.1
Other Interest Expense	497,484	675,146	(26.3)
Total Debt Service	**2,561,715**	**1,107,860**	131.2
System Loss	854,180	463,108	84.4
CAPEX	1,295,923	1,433,694	(9.6)
Preferred Equity Redemptions	78,243	4,869	1,507.0
Refund to Customers (per SC decision)	1,930,278	-	100.0
Dividends - Preferred	-	17,588	(100.0)
TOTAL USES OF FUNDS	**6,720,339**	**3,027,119**	122.0
NET INCREASE (DECREASE) IN CASH	**(1,107,543)**	**(1,368,623)**	(19.1)
CASH BALANCE, END - March 31	**3,999,089**	**4,824,541**	**(17.1)**

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

Parent Company Financial Statements
For the Three Months Ended March 31, 2004 and 2003

Consolidated Financial Statements
For the Three Months Ended March 31, 2004, 2003 and
For the Year Ended December 31, 2003

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

BALANCE SHEETS

	Parent Company		Consolidated		
	March 31				
	2004	2003	2004	2003	Dec 2003
	(Amounts in Millions)				
ASSETS					
Noncurrent Assets					
Utility plant and others at revalued amounts (Notes 5 and 15)	**₱85,725**	₱76,863	**₱90,037**	₱81,825	₱86,357
Construction in progress (Note 6)	**5,716**	10,172	**5,765**	10,172	6,677
Investments - at equity (Note 7)	**4,246**	3,967	**2,747**	3,009	2,656
Investments - at cost (Note 8)			**444**	454	444
Investments in real properties (Notes 8 and 15)					4,001
Land held for future development (Notes 4 and 15)	**–**	–	**849**	1,562	973
Other noncurrent assets (Notes 9 and 23)	**22,885**	23,290	**23,393**	24,062	22,809
Total Noncurrent Assets	**118,572**	114,292	**123,235**	121,084	123,917
Current Assets					
Cash and cash equivalents (Note 10)	**3,999**	4,825	**4,312**	5,159	5,320
Receivables (Notes 9, 11, 15 and 20)	**20,064**	20,378	**23,028**	22,756	23,802
Inventories (Note 12)	**1,053**	1,036	**1,492**	1,808	1,202
Deferred income tax assets (Note 23)	**1,386**	2,414	**1,386**	2,413	1,367
Other current assets (Notes 13 and 23)	**384**	577	**647**	1,074	468
Total Current Assets	**26,886**	29,230	**30,865**	33,210	32,159
TOTAL ASSETS	**₱145,458**	₱143,522	**₱154,100**	₱154,294	₱156,076
STOCKHOLDERS' EQUITY AND LIABILITIES					
Stockholders' Equity					
Preferred stock (Note 14)	**₱1,622**	₱927	**₱1,622**	₱927	₱1,407
Common stock (Note 14)	**10,078**	9,993	**10,078**	9,993	9,993
Capital in excess of par value (Note 14)	**2,920**	2,977	**2,920**	2,977	2,895
Subscriptions receivable - common stock (Note 14)	**(98)**	(57)	**(98)**	(57)	(10)
Deposits on subscriptions to preferred stock	**98**	150	**98**	150	101
Appraisal increase in utility plant and others (Note 5)	**27,050**	25,691	**27,050**	25,691	27,445
Share in revaluation increment of subsidiaries and an associate (Notes 5 and 7)	**1,695**	1,962	**1,695**	1,962	1,455
Share in cumulative translation adjustment (Note 7)	**(35)**	–	**(35)**	–	(35)
Unappropriated retained earnings (deficit) (Notes 7, 14 and 15)	**3,251**	(13,650)	**3,251**	(13,650)	2,951
Appropriated retained earnings (Note 14)	**200**	12,600	**200**	12,600	-
Total Stockholders' Equity	**46,781**	40,593	**46,781**	40,593	46,202

(Forward)

US SEC
File No. 82-3237

	Parent Company		Consolidated		
	March 31				
	2004	2003	2004	2003	Dec 2003
	(Amounts in Millions)				
Minority Interest	₱–	₱–	₱2,641	₱2,963	₱2,848
Noncurrent Liabilities					
Customers' refund - noncurrent portion (Note 1)	18,689	27,004	18,689	27,004	18,689
Long-term debt-net of current portion (Notes 5, 15, and 25)	13,894	21,512	16,140	24,387	2,350
Customers' deposits (Notes 17 and 18)	13,579	12,255	13,579	12,312	13,255
Liability arising from deferred fuel costs(Note 9)	8,286	4,544	8,286	4,544	8,286
Deferred income tax liabilities (Note 23)	2,855	3,435	2,855	3,435	3,065
Provisions (Notes 18 and 19)	2,963	2,752	2,963	4,837	2,870
Estimated liability for project development (Note 27)	–	–	1,974	2,208	1,630
Other noncurrent liabilities (Note 9)	1,159	391	1,425	357	1,079
Total Noncurrent Liabilities	61,425	71,893	65,911	79,084	51,224
Current Liabilities					
Notes payable (Note 16)	4,837	6,536	5,287	7,010	5,816
Accounts payable and other current liabilities (Notes 4, 17, 18, and 27)	18,773	15,984	19,810	16,084	20,136
Customers' refund – current portion (Note 1)	5,387	3,051	5,387	3,051	6,919
Long-term debt – current portion (Notes 5, 15 , and25)	7,875	5,465	7,875	5,490	8,776
Long-term debt classified as current (Notes 5, 15, and 25)	-	-	-	-	14,155
Income tax payable	380	–	408	19	-
Total Current Liabilities	37,252	31,036	38,767	31,654	55,802
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	₱145,458	₱143,522	₱154,100	₱154,294	₱156,076

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated		
	Three Months Ended March 31				
	2004	2003	2004	2004	Dec 2003
	(Amounts in Millions, Except Per Share Data)				
REVENUES (Notes 1 and 21)	₱32,470	₱31,195	₱33,335	₱31,864	₱135,035
OPERATING EXPENSES					
Recoverable purchased power (Notes 20 and 27)	26,610	26,325	26,610	26,325	110,076
Operations and maintenance (Notes 20, 22 and 24)	2,312	2,127	2,363	2,239	10,784
Depreciation and amortization (Notes 9 and 22)	1,108	1,205	1,163	1,262	4,576
Taxes other than income tax (Note 23)	68	806	70	806	1,728
Cost of contracts and services (Note 22)	–	–	235	236	585
Cost of real estate	–	–	360	193	1,288
	30,098	30,463	30,801	31,061	129,037
OPERATING INCOME	2,372	732	2,534	803	5,998
OTHER INCOME (CHARGES)					
Interest and other charges – net (Notes 9, 18, 22 and 25)	(835)	(777)	(931)	(841)	(3,229)
Unrecoverable purchased power (Notes 20 and 27)	(1,074)	(463)	(1,073)	(463)	(1,508)
Equity in net earnings (losses) of investees (Note 7)	140	73	124	98	207
Recovery of (provision for) probable losses on disallowed receivables (Notes 9 and 22)	(111)	-	(111)	-	6
	(1,880)	(1,167)	(1,991)	(1,206)	(4,524)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY LOSS	492	(435)	543	(403)	1,474
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 1, 23 and 30)					
Current	(380)	0	(386)	-	294
Deferred	232	110	232	100	211
	(148)	110	(154)	100	505
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS	344	(325)	389	(303)	969
MINORITY INTEREST	–	–	(45)	(22)	(62)
INCOME (LOSS) FROM ORDINARY ACTIVITIES	344	(325)	344	(325)	907
EXTRAORDINARY LOSS [Notes 1(d) and 23]	–	-	–	-	–
NET INCOME (LOSS) (Note 28)	₱344	(₱325)	₱344	(₱325)	₱907
Basic Earnings (Loss) Per Common Share (Note 28)					
On income (loss) from ordinary activities					
Including depreciation on appraisal increase	₱0.344	(₱0.342)	₱0.344	(₱0.342)	₱0.825
Excluding depreciation on appraisal increase	0.499	(0.139)	0.499	(0.139)	1.791
On net income (loss)					
Including depreciation on appraisal increase	0.344	(0.342)	0.344	(0.342)	0.825
Excluding depreciation on appraisal increase	0.499	(0.139)	0.499	(0.139)	1.791
Diluted Earnings Per Common Share (Note 28)					
On net income (loss)					
Including depreciation on appraisal increase	P0.341	(P0.342)	P0.341	(P0.342)	P0.823
Excluding depreciation on appraisal increase	0.495	(0.139)	0.495	(0.139)	1.787

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

PARENT COMPANY AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	March 31 2004	March 31 2003	Dec 2003
	(Amounts in Millions)		
PREFERRED STOCK (Note 14)			
Balance at beginning of year	**₱1,407**	₱837	₱837
Issuance of shares	**293**	95	608
Redemption of shares	**(78)**	(5)	(38)
Balance at end of year	**1,622**	927	1,407
COMMON STOCK (Note 14)			
Balance at beginning of year	**9,993**	9,993	9,993
Subscriptions	**85**	-	–
Balance at end of year	**10,078**	9,993	9,993
CAPITAL IN EXCESS OF PAR VALUE			
Balance at beginning of year	**2,895**	2,974	2,974
Increase(Decrease) in subscription on repurchase option (Note 14)	**25**	3	(79)
Balance at end of year	**2,920**	2,977	2,895
SUBSCRIPTIONS RECEIVABLE – COMMON STOCK (Note 14)			
Balance at beginning of year	**(10)**	(58)	(58)
Reclassified to (from) current receivables	**(88)**	0	(10)
Cancelled subscriptions		1	58
Balance at end of year	**(98)**	(57)	(10)
DEPOSITS ON SUBSCRIPTIONS TO PREFERRED STOCK			
Balance at beginning of year	**101**	150	150
Additional deposits on subscriptions	**290**	95	610
Issuance of shares	**(293)**	(95)	(608)
Cancelled subscriptions	**-**	–	(51)
Balance at end of year	**98**	150	101
APPRAISAL INCREASE IN UTILITY PLANT AND OTHERS (Note 5)			
Balance at beginning of year	**27,445**	26,140	26,140
Additions/(adjustments)	**(239)**	(85)	2,170
Revaluation increment of disposed utility plant & others	**-**	(161)	(161)
Depreciation on appraisal increase transferred to unappropriated retained earnings	**(156)**	(203)	(704)
Balance at end of year	**27,050**	25,691	27,445
SHARE IN REVALUATION INCREMENT OF SUBSIDIARIES AND AN ASSOCIATE (Notes 5 and 7)			
Balance at beginning of year	1,455	1,716	1,716
Additions	240	246	–
Depreciation on share in revaluation increment transferred to unappropriated retained earnings	-	–	(261)
Balance at end of year	1,695	1,962	1,455
SHARE IN CUMULATIVE TRANSLATION ADJUSTMENT OF AN ASSOCIATE (Note 7)			
Balance at beginning of year	(35)	–	–
Translation adjustment during the year	-	–	(35)
Balance at end of year	(35)	–	(35)

(Forward)

US SEC
File No. 82-3237

	March 31 2004	March 31 2003	Dec 2003
	(Amounts in Millions)		
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT) (Notes 7, 14 and 15)			
Balance at beginning of year, as previously reported	**₱2,951**	₱14,255	₱14,255
Prior period adjustments arising from customers' refund (Note 1)	-	(27,765)	(26,469)
Change in accounting for provisions and intangible assets (see Note 2)	-	-	550
Balance at beginning of year, as restated	**2,951**	(13,510)	(11,664)
Net income (loss)	**344**	(325)	907
Depreciation on appraisal increase in utility plant and others	**156**	203	704
Depreciation on share in revaluation increment of subsidiaries and an associate	-	–	261
Revaluation increment of disposed utility plant and others			161
Cash dividend on preferred stock – 2% for the year 2003	-	(18)	(18)
Transfers from (to) appropriated retained earnings	**(200)**	–	12,600
Balance at end of year	**3,251**	(13,650)	2,951
APPROPRIATED RETAINED EARNINGS (Note 14)			
Balance at beginning of year	-	12,600	12,600
Transfers from (to) unappropriated retained earnings	**200**		(12,600)
Balance at end of year	**200**	12,600	-
	₱46,781	₱40,593	₱46,202

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated		
	3-Mos Ended March 31				Year Ended
	2004	2003	2004	2003	Dec 2003
	(Amounts in Millions, Except Per Share Data)				
CASH FLOWS FROM OPERATING ACTIVITIES					
Income (loss) before income tax, minority interest and extraordinary loss	₱492	(₱435)	543	(₱403)	₱1,474
Adjustments for:					
Depreciation and amortization	1,108	1,205	1,163	1,262	4,576
Interest expense on loans and financial charges	596	659	645	707	2,942
Net loss (gain) on disposal of utility plant and others	-	-	-	-	(123)
Franchise tax expense	68	806	70	806	1,545
Interest expense on customers' deposits	349	237	349	237	967
Interest and dividend income	(91)	(103)	(63)	(104)	(462)
Provision for doubtful accounts	106	105	108	107	
Equity in net (earnings) losses of investees	(140)	(73)	(124)	(98)	(207)
Minority interest	–	-	45	22	–
Other provisions	2,159	2,824	104	909	491
Provision for (recovery of) probable losses on disallowed receivables	111	-	111	-	(6)
Operating income before working capital changes	4,758	5,225	2,951	3,445	11,197
Changes in operating assets and liabilities:					
Decrease (increase) in:					
Receivables	998	490	227	(1,275)	1,899
Inventories	(61)	(45)	(290)	(496)	110
Other current assets	1	(197)	(198)	(669)	154
Increase in:					
Accounts payable and other current liabilities	710	(2,104)	(327)	(4,157)	479
Other noncurrent liabilities/refund-noncurrent	(37)	146	229	5,978	22
Customer's refund	(1,531)	(3,082)	(1,531)	(3,082)	1,595
Net cash generated from operations	4,838	433	1,061	(256)	15,456
Franchise tax paid	(1,171)	(1,050)	(1,171)	(1,050)	(1,148)
Interest paid	(255)	(318)	(338)	(342)	(3,246)
Income tax paid	(3)	(1)	(3)	(1)	(29)
Interest and dividend received	91	103	63	104	462
Cash flow from ordinary activities	3,500	(833)	(388)	(1,545)	11,495
Customers' refund paid	(1,930)	0	(1,930)	-	(1,617)
Net cash provided by operating activities	1,570	(833)	(2,318)	(1,545)	9,878

(Forward)

	Parent Company		Consolidated		
	3- Mos Ended March 31				Yr Ended
	2004	2003	2004	2003	Dec 2003
	(Amounts in Millions, Except Per Share Data)				
CASH FLOWS FROM INVESTING ACTIVITIES					
Additions to utility plant and others	(₱1,296)	(₱1,434)	(₱1,314)	(₱1,434)	(₱6,818)
Decrease (increase) in:					
Other receivables	(8)	(464)	441	(267)	(194)
Other noncurrent assets	(561)	(371)	(176)	(241)	140
Land held for future development	–	–	124	92	681
Dividends received from associates					555
Proceeds from disposal of utility plant and others	-	-	-	-	876
Increase(decrease) in investments and advances	(109)	301	3,910	3,773	(204)
Increase(decrease) in other property and equipment	732	1,500	(377)	(2,218)	-
Estimated liability for Project Development	-	-	344	-	-
Net cash used in investing activities	(1,242)	(468)	2,952	(295)	(4,964)
CASH FLOWS FROM FINANCING ACTIVITIES					
Repayments of:					
Notes payable	(490)	(254)	(490)	(254)	(2,214)
Long-term debt	(1,574)	(178)	(1,574)	(178)	(6,051)
Proceeds from:					
Notes payable	0	0	-	-	500
Long-term debt	88	28	88	28	421
Advance payment received from a customer	–	-	–	-	-
Increase in customers' deposits	324	331	324	388	364
Dividends paid on preferred stock	0	(17)	-	(17)	(18)
Proceeds from issuance of and subscriptions to:					
Preferred stock	294	28	294	28	610
Common stock	–	-	1	-	-
Redemption of preferred stock	(78)	(5)	(78)	(5)	(38)
Increase (decrease) in minority interest	–	–	(207)	177	-
Net cash provided by (used in) financing activities	(1,436)	(67)	(1,642)	167	(6,426)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,108)	(1,368)	(1,008)	(1,673)	(1,512)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,107	6,193	5,320	6,832	6,832
CASH AND CASH EQUIVALENTS AT END OF YEAR	₱3,999	₱4,825	4,312	₱5,159	₱5,320

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

a. General

Manila Electric Company (the Parent Company) is incorporated in the Philippines. The Parent Company is involved in the distribution and supply of electricity covering 11 cities and municipalities in Metro Manila and in six provinces surrounding Metro Manila. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in the business of engineering, construction and consulting services, information systems and technology, real estate, and other electricity-related services. The number of employees of the Parent Company was 5,854 by the end of March 31, 2004, 5,937 by the end of March 31, 2003 and 5,849 by the end of December 31, 2003. The registered office address of the Parent Company is Lopez Building, Ortigas Avenue, Pasig City, Metro Manila, Philippines.

b. Regulation

Prior to the enactment of Republic Act (RA) No. 9136, the "Electric Power Industry Reform Act of 2001," in 2001 (see Note 29), the Parent Company was subject to ratemaking regulation and regulatory policies of the Energy Regulatory Board (ERB). RA No. 9136 abolished the ERB and created in its place, the Energy Regulatory Commission (ERC).

c. Case with the Supreme Court (SC) on the Refund

On April 30, 2003, the Third Division of the SC denied the "Urgent Motion for Consideration" filed by the Parent Company, rendering its decision dated November 15, 2002 final and executory. The loss arising from the SC decision amounted to ₱28,728 million, which represents the amount of refund to its customers of ₱0.167 per kilowatt-hour for billing cycles from February 1994 to December 31, 2002. The Company's 2002 financial statements have been restated to reflect the loss arising the SC decision. Refunds covering the periods February 1994 to December 31, 2001, amounting to ₱23,817 million, net of tax effect for 1999 of ₱1,126 million (see Note 23), were accounted for as an extraordinary loss in the 2002 statement of income. Refunds covering the period January 1, 2002 to December 31, 2002, amounting to ₱3,785 million were reflected as a reversal of 2002 revenues. The related tax effect of P1,133 million is reflected as a reduction in the provision for income tax (see Note 23). The Company's revenues for the first five months of 2003 were adjusted to reflect a rollback of its distribution rates totaling approximately ₱1,595 million.

The Parent Company has reached an agreement with the ERC that the refund will be carried out in four phases, in such a way that would first satisfy the Parent Company's obligations to its more numerous, but smaller and, mainly residential, customers, who account for the Company's lower-income customers. Phase I, which involves refunds to residential and general service customers consuming 100 kilowatt-hours or less of electricity per month, was approved by the ERC in June 2003. Phase II, which involves refunds to residential and general service customers consuming 101 to 300 kilowatt-hours per month, was approved by the ERC

on July 11, 2003. The schedule for Phase III, which will involve refunds to residential and general service customers consuming more than 300 kilowatt-hours of electricity per month, was also similarly approved by the ERC in an Order issued on November 28, 2003. According to the Order, Phase III will commence in January 2004 and should be completed by June 2004. The Parent Company has filed a Motion for Reconsideration, petitioning the Commission to extend the duration of Phase III from six to twelve months. In an Order dated February 13, 2004, the ERC granted the Company's motion to extend the refund period for Phase III to twelve months. Meanwhile, refunds for Phase IV, which will involve refunds to commercial and industrial customers, are proposed to be paid over a period of approximately five years starting May 2005 in order to minimize the financial burden imposed on the Parent Company. The proposal for Phase IV will be soon filed with ERC.

As of March 31, 2004, the balance for each of the four phases follows:

Phase	Refund Amount	Cash Payments	Application against Billings	Balance
		(Amounts in Millions)		
I	₱2,170	₱334	₱1,450	₱386
II	4,559	505	3,681	373
III	4,914	64	843	4,007
IV	18,680	–	–	18,680
	₱30,323	₱903	₱5,974	₱23,446

Of the ₱25,608 million outstanding balance of refund, about ₱2,000 million will be applied against future billings as agreed with customers.

Certain consumer groups have asked the ERC to clarify whether or not Meralco will be required to refund an additional ₱6,200 million to ₱6,800 million in interest on the excess charges the Parent Company had collected. The Parent Company has obtained an external legal opinion interpreting the SC Decision not requiring the Parent Company to pay interest. Furthermore, Phases I, II and III of the refunds were approved by the ERC without provisions for the payment of interest on the refund amount.

d. Rate Applications with ERC

On October 10, 2003, the Parent Company filed an application at the ERC seeking to adjust Meralco-related charges by an average ₱0.1358 per kwh. The Parent Company's rate application was based on (a) an independent appraisal of 2002 assets appraised at an exchange rate of ₱53.096:$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in Meralco-related charges of ₱0.12 per kilowatt-hour, effective January 2004. Under the implementing rules and regulations of EPIRA, the ERC has, up to one year from the issuance of the provisional approval, to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 23, 2003 provisional increase granted by the

ERC to the Parent Company. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. The respective memoranda of the parties were submitted to the SC on February 16, 2004. The status quo order remains until lifted by the SC.

e. Comprehensive Liability Management Plan (CLMP)

On December 4, 2002, the Parent Company announced the creation of a special committee to oversee the formulation and execution of a sustained viability plan and program under the Comprehensive Liability Management Plan (CLMP). Total short-term and long-term debt maturing in 2004 amount to ₱12,954 million. The Parent Company has various options for refinancing its maturing debts. The Parent Company's short-term lenders have agreed to further extend the short-term loans due in March 2004 for another 90 days and will consider further extensions until the Parent Company can complete its refinancing program this year. On June 24, 2003, the stockholders approved the issuance of additional bonded indebtedness up to US$600 million or its equivalent currencies. The issuance of additional bonded indebtedness was provisionally approved by the ERC on September 5, 2003.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the financial statements of the Parent Company and its subsidiaries (collectively referred to as the "Company") are as follows:

Basis of Preparation
The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the Philippines under the historical cost basis, except for utility plant and others carried at revalued amounts.

Adoption of New Statement of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS)

The Company adopted the following SFAS/IAS which became effective in 2003:

- SFAS 10/IAS 10, "Events After the Balance Sheet Date," prescribes the accounting policies and disclosures related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally the date of authorization for release of the financial statements.

- SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. The new standard requires that a provision should be recognized when (a) an enterprise has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations; and (c) a reliable estimate can be made of the amount of the obligation. Following the new recognition criteria, the Company reversed provision for self-insurance on properties not covered by insurance policies. The change in accounting policy has been

accounted for retroactively and the comparative financial statements for 2002 and 2001 have been restated. The change increased (decreased) net income for 2003, 2002 and 2001 by (₱1 million), ₱243 million and ₱39 million, respectively. Unappropriated retained earnings as of January 1, 2001 has been increased by ₱376 million, which is the amount of adjustment prior to 2001.

- SFAS 38/IAS 38, "Intangible Assets," establishes the criteria for the recognition and measurement of intangible assets. It also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Accordingly, the Company changed its method of accounting for pre-operating expenses by charging to expense the unamortized portion of preoperating expenses. Previously, such expenses were deferred and amortized. The change in accounting policy has been accounted for retroactively and the comparative statements for 2002 and 2001 have been restated. The change increased (decreased) net income for 2002 and 2001 by ₱60 million and (₱167 million), respectively.

- SFAS 8A, "Deferred Foreign Exchange Differences," which eliminates the deferral of foreign exchange losses arising from long-term monetary items. The adoption of SFAS 8A in 2003 did not have an effect on the Parent Company's financial position, results of operations and cash flows since the then ERB has allowed the Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERA II [Incremental Currency Exchange Rate Adjustment (ICERA) under the unbundled rate structure].

<u>New Accounting Standards Effective Subsequent to 2003</u>
The Accounting Standards Council has approved the following accounting standards, which will be effective subsequent to 2003:

- SFAS 12/IAS 12, "Income Taxes," prescribes the accounting treatment for current and deferred income taxes. The standard requires the use of the balance sheet liability method in accounting for deferred income taxes. It requires the recognition of a deferred tax liability and, subject to certain conditions, asset for all temporary differences, with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations. The Company will adopt SFAS 12/IAS 12 in 2004. The Company has not yet determined the financial impact of the adoption of the standard.

- SFAS 17/IAS 17, "Leases," which prescribes the accounting policies and disclosures to apply to finance and operating leases. The Company will adopt SFAS 17/IAS 17 in 2004. The Company has not yet determined the financial impact of the adoption of the standard.

- SFAS 26/IAS 26, "Retirement Benefit Plans," which prescribes the accounting policies for pensions and other similar post-employment benefits. The Company will adopt SFAS 26/IAS 26 in 2004. The Company has not yet determined the financial impact of the adoption of the standard.
- SFAS 21/IAS 21, "Changes in Foreign Exchange Rates," which provides restrictive conditions for the capitalization of foreign exchange losses. The Company will adopt SFAS 21/IAS 21 in 2005. Similar to the adoption of SFAS 8A in 2003 as discussed above, management does not believe the effect of adoption will be material.

Basis of Consolidation
The consolidated financial statements include the financial statements of the Parent Company and the following directly-owned subsidiaries as of December 31 of each year:

	Country of Incorporation	Principal Activities	Percentage of Ownership Mar'04	Mar'03	Dec2003
Meralco Energy, Inc.	Philippines	Energy Systems Management	**100**	100	100
e-Meralco Ventures, Inc.	Philippines	e-Business Development	**100**	100	100
Asian Center for Energy Management	Philippines	Research &Development	**100**	100	100
Meralco Financial Services Corporation	Philippines	Financial Services Provider	**100**	100	100
Meralco Industrial Engineering Services Corporation (MIESCOR)	Philippines	Engineering, Construction and Consulting Services	**97**	97	97
Batangas Cogeneration Corporation (Batangas Cogen)	Philippines	Power Generation	**55***	55	55
CIS	Philippines	Systems Development	**51**	51	51
Rockwell	Philippines	Real Estate	**51**	51	51

* *In 2004, the Parent Company's ownership has been reduced to 38%.*
Accordingly, the Company will deconsolidate the financial statements of Batangas Cogen in 2004.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is relinquished and transferred out of the Company.

Parent company and consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the interests not held by the Parent Company in Meralco Industrial Engineering Services Corporation (MIESCOR) and its subsidiary MIESCOR Builders, Inc., Batangas Cogeneration Corporation, Corporate Information Solutions, Inc. (CIS) and Rockwell Land Corporation (Rockwell).

Investments in subsidiaries are accounted for under the equity method in the parent company financial statements.

Investments in Associates
The Parent Company's investments in associates where the Parent Company owns 20% or has significant influence, are accounted for under the equity method of accounting in the parent company and consolidated financial statements. These are entities in which the Parent Company has significant influence and which are neither subsidiaries nor joint ventures. The investments in associates are carried in the parent company and consolidated balance sheets at cost plus post-acquisition changes in the Parent Company's share in net assets of the associates, less any impairment in value. The parent company and consolidated statements of income reflect the Parent Company's share in the results of operations of the associates. Unrealized gains arising from transactions with its associates are eliminated, to the extent of the Parent Company's interest in the associates, against the investments in the associates. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture

The Parent Company's interest in Soluziona Philippines, Inc. (Soluziona), a joint venture, is accounted for using the equity method of accounting. The interest in joint venture is carried in the parent company and consolidated balance sheets at cost plus post-acquisition changes in the Parent Company's share of net assets of the joint venture, less any impairment in value. The parent company and consolidated statements of income reflect the Parent Company's share of the results of operations of the joint venture.

Investments in Real Properties

Investments in real properties represent land, building, structures and improvements of the mall and condominium units for lease of Rockwell. These are carried at cost (including borrowing costs) less accumulated depreciation and any impairment in value. Depreciation is computed on a straight-line basis over a 35-year period for the mall and a 20-year period for the condominium units for lease.

Other Investments

All other investments held on a long-term basis are valued at cost less any impairment in value and are included in "Investments - at cost" account.

Utility Plant and Others

Utility plant and others is stated at revalued amount less CERA recoveries, accumulated depreciation and any impairment loss. Independent property revaluations are performed periodically. The latest valuation as of December 31, 2002 was certified by a qualified independent appraiser.

The initial cost of utility plant and others comprise their purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of utility plant and others beyond their originally assessed standard of performance, the expenditures are capitalized as an additional cost of utility plant and others.

In prior years, a two-year lag exists in the recording of appraised values. For 2003, the lag is only one year. Due to the volume of assets involved, it is not possible to finalize the independent valuation and to record the results as of the financial statement date. For practical purposes, the Company has consistently adopted the lag in recording.

Additions of the Parent Company subsequent to the last appraisal date are stated at cost. The appraisal increase recorded by the Company is reduced by the amount being recovered through the Currency Exchange Rate Adjustment (CERA II) Clause for Debt Service. Any increase in the Parent Company's utility plant's valuation is credited to the "Appraisal increase in utility plant and others" account. Any decrease is first offset against the increase on earlier valuation in respect of the same property and is thereafter charged to the current operating income. The depreciation on appraisal increase charged to operations is transferred to retained earnings or deficit.

Upon ERC's approval of the Company's new base exchange rate of ₱40.081, the Company is allowed to restate utility plant and others by the amount of the difference between the previous

base exchange rate and the newly approved base exchange rate multiplied for each dollar identified in the utility plant and others which were acquired using the proceeds of the foreign currency assets-denominated loans.

When assets are sold or retired, their revalued amounts and accumulated depreciation and impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is included in the unconsolidated statements of income. Upon the disposal of revalued property, the relevant portion of the appraisal increase realized in respect of previous valuation is released from the appraisal increase directly to retained earnings or deficit. However, for certain subtransmission and distribution assets of the Company (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is debited for the same amount. For financial reporting purposes, the Parent Company computes depreciation based on the carrying values of the utility plant and others using the straight-line functional group method over the following estimated useful lives:

Subtransmission and distribution	25-35 years
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	20 years
Building and improvements	40 years
Others	20 years

For income tax reporting purposes, depreciation of the Parent Company is computed based on the double-declining balance method.

Depreciation of the subsidiaries, except MIESCOR which uses sum-of-years' digits method for certain assets amounting to ₱81 million (included in the 2003 consolidated balance sheet), is computed using the straight-line method over the following estimated useful lives:

Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

The useful life and depreciation method are reviewed periodically to ensure that the period and method of depreciation are consistent with the expected pattern of economic benefits from items of utility plant and others.

Construction in Progress

Construction in progress which represents subtransmission and distribution substations and building under construction, is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction in progress is not depreciated until such time as the relevant assets are completed and put into operational use.

Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period.

Impairment of Assets
The carrying values of assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of assets is the greater of net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses, if any, are recognized as a charge to current operations, except for utility plant and others, which are recognized as a reduction in the appraisal increase and any excess as a charge to current operations.

Land Held for Future Development
Subdivided and unsubdivided land of Rockwell are stated at the lower of cost or net realizable value. Expenditures for development and improvements of subdivision land are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Intangible Assets
Intangible assets consist of software cost, consultancy fees and other development expenditures incurred in relation to the Parent Company's corporate-wide computerization program. These are measured initially at cost. After initial recognition, deferred charges are measured at cost less accumulated amortization. These are amortized on a straight-line basis over five years upon implementation of such projects.

Deferred Pass-through Fuel Cost
Deferred pass-through fuel cost are recorded based on actual billings for unconsumed gas determined at the end of the year.

Exchange rate differences arising on the restatement of deferred pass-through fuel costs are deferred and recognized as part of deferred pass-through fuel costs as these costs will be passed on to the customers as consumed.

Debt Issuance Costs
Debt issuance costs are deferred and amortized on a straight-line basis over the term of the long-term debt.

Cash and Cash Equivalents
Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Receivables
Receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amount. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Inventories

Materials and supplies are valued at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to its present location and condition are determined on the basis of its moving average cost. Net realizable value is the current replacement cost.

Condominium units for sale of Rockwell are stated at the lower of cost or net realizable value. Cost includes the cost of the land, expenditures for the construction of the condominium units and borrowing costs during construction of the units. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Provisions

Starting on January 1, 2003, provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. In prior years, provisions for contingencies were accrued when it is probable that a liability had been incurred at balance sheet date and the amount can be reasonably estimated. Otherwise, the loss contingency was disclosed.

Contingent Assets

Contingent assets arising from the tax refund discussed in Note 23 are not recognized unless the realization of income is virtually certain.

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

- Parent Company

  Operating revenues are recognized upon supply of power to the customers. Prior to June 2003, the bills rendered monthly by the Company were computed according to rate schedules approved by the ERB in ERB Case Numbers 95-385, 97-18 and 2001-168. The bill format had the following components:

  - Basic Charge. This charge allowed the Company to recover its operating expenses and attain a reasonable return on its investment. Basic charge also includes fixed Purchased Power Adjustment (PPA) equivalent to a purchased power cost of ₱1.7845 per kilowatt-hour.

  - CERA. CERA I and II covered the increases and decreases in the operations and maintenance expenses and foreign debt principal payments due to changes in the Philippine peso-US dollar exchange rate.

  - PPA. This covered the increases and decreases in the cost of power bought from the Parent Company's power suppliers. It represents changes in the Company's purchased power cost beyond the base level of ₱1.7845 per kilowatt-hour incorporated in the Basic Charge.

  In compliance with Section 36 of RA No. 9136, the Parent Company filed with the ERC last December 26, 2001 for the unbundling of its charges to its customers. The UFR on the rate

unbundling released by the ERC on October 30, 2001 specified that the Parent Company's billing will have the following components: Generation Charge, Transmission Charge, System Loss Charge, Distribution Charge, Supply Charge, Metering Charge, the CERA and Interclass and Lifeline Subsidies. National and Local Franchise Taxes, the Power Act Reduction (for Residential Customers) and the Universal Charge are also separately indicated in the customer's billing statements. As discussed in Note 1(e), the ERC has issued its Decision on the Parent Company's rate unbundling application.

On February 24, 2003, the ERC issued an Order approving the Implementing Rules and Regulations (IRR) for the new Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA). The GRAM and ICERA are the mechanisms by which the Parent Company can reflect changes in the levels of the Generation Charge and the Currency Exchange Rate Adjustment (CERA). The levels of the Generation Charge and the CERA are fixed until such time that the Commission approves new levels for these following a filing by the Parent Company under the GRAM and the ICERA. These rate adjustment mechanisms still allow the Parent Company to pass on to its customers changes in generation costs and some of the effects of the peso depreciation. The cost recovery process, however, is no longer automatic, as the ERC's approval is required on a quarterly basis resulting in a lag between the time the costs are incurred and when they may be recovered. Accordingly, over or under recoveries in operating revenues at the end of the year is reversed or accrued.

- MIESCOR

Revenues from construction contracts are recognized on the percentage of completion method of accounting and are measured principally on the basis of the estimated completion of a physical portion of the contract work, which is determined based on the actual cost incurred in relation to the total estimated cost of the contract. Contracts to manage, supervise, or coordinate the construction activity of others and those contracts wherein the materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

- Rockwell

  - Revenue from sale of real estate is recognized when the significant risks and rewards of ownership of the property have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate, which include the sale of land and condominium units, are accounted for under the percentage of completion method where Rockwell has material obligations under the sales contracts to provide improvements after the property is

sold. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

Cost of condominium units sold before completion of the project is determined based on actual cost and project estimates of building contractors and technical staff. The estimated future expenditures for development are pertaining to the cost of condominium units sold are shown as "Estimated liability for project development" account in the consolidated balance sheets.

For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

- Revenue from cinema, bowling, billiards and snack bar is recognized upon receipt of cash from the customer.

- Lease income from condominium units held for lease and mall operations are accounted for in accordance with the terms of the lease agreements.

▪ Interest income

Revenue is recognized as the interest accrues.

Foreign Currency Transactions
Foreign currency transactions are recorded in Philippine peso by applying to the foreign currency amount the exchange rate between the Philippine peso and the foreign currency at the date of the transactions. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are generally recognized in the unconsolidated statements of income in the period in which they arise. Monetary assets and liabilities denominated in foreign currencies are restated using the closing exchange rate at the balance sheet date. However, foreign exchange gains or losses arising from the Company's restatement of foreign currency denominated loans to the current exchange rate are deferred and amortized (shown as part of "Interest and other charges" account in the statements of income) as amounts are recovered through corresponding adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Retirement Costs
The Company has funded, noncontributory defined benefit retirement plan for all permanent employees. In 2003, retirement costs are actuarially determined using the projected unit credit method. This method reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average working lives of the covered employees. In prior years, retirement costs were actuarially determined using the entry age normal funding method.

Stock Ownership Plan
The Parent Company has a stock ownership plan for the granting of non-transferable options to management and employees of the Parent Company to purchase fixed number of shares of stock at a stated price during a specified period. When the grants are exercised, the capital stock transactions are recorded at the stated price.

Borrowing Costs
Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized.

Leases
Operating lease payments are recognized as expense based on the terms of the lease agreements.

Income Tax
Deferred income tax is provided using the balance sheet liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to (a) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; and (b) carryforward benefit of the net operating loss carryover (NOLCO) and the excess of minimum corporate income tax (MCIT) over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and in which NOLCO and MCIT are expected to be applied. A valuation allowance is provided when the deferred tax assets will not be realized in the future.

Prior to the SC decision discussed in Notes 1(d) and 30, the provision for income tax presented in the statements of income was segregated into utility and non-utility operations of the Parent Company. The 2002 and 2001 financial statements have been restated to give retroactive effect to the change in the presentation of provision for income tax.

Financial Instruments
The Parent Company uses various interest rate structures to manage interest rate risks and to obtain a more stable and predictable interest cost. These structures are generally entered into concurrent with the issuance of floating rate debts. Net amount paid to or received from counterparties under these interest rate structures are recorded as interest expense included under "Interest and other charges" in the statements of income in the period in which they accrue.

Current accounting practice does not require recognition of mark-to-market values of derivative instruments. Thus, such mark-to-market values are presented in the related notes to the unconsolidated financial statements for disclosure purposes only.

Subsequent Events
Subsequent events that provide evidence of conditions that existed at balance sheet date are reflected in the financial statements. Subsequent events that are indicative of conditions that arose after the balance sheet date are disclosed in the financial statements when material.

3. Segment Information

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

- The power distribution segment is involved in the distribution and supply of electricity covering franchise areas in the Luzon region.
- The real estate segment is involved in real estate development and leasing.
- The services segment comprises principally of engineering, construction and consulting services, and computer-related services.

Segment revenues, segment expenses and segment results include transfers between business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in consolidation.

Segment assets and results of the segments for 2002 and 2001 have been restated to reflect the effect of change in policy with respect to provisions and pre-operating expenses with SFAS 37/IAS 37 and SFAS 38/IAS 38 (see Note 2).

Business Segment Data

	Power Distribution			Real Estate			Services			Eliminations			Consolidated		
	Mar-2004	Mar-2003	Dec 2003	**Mar-2004**	Mar-2003	Dec-2003	**Mar-2004**	Mar-2003	Dec-2003	**Mar-2004**	Mar-2003	Dec-2003	**Mar-2004**	Mar-2003	Dec-2003
								(Amounts in Millions)							
Revenues															
External sales	**₱32,470**	₱31,195	₱137,987	**₱592**	₱ 382	₱2,235	**₱273**	₱287	₱813				**33,335**	31,864	₱135,035
Inter-segment sales			32	**–**	–	–	**52**	-	208						
Total revenues	**32,470**	31,195	132,019	**592**	382	2,235	**325**	287	1,021	**(52)**		(₱240)	**33,335**	₱31,864	₱135,035
Results															
Segment results	**1,187**	269	4,061	**117**	78	303	**45**	(7)	132	**–**	–	–	**1,350**	335	4,496
Extraordinary loss															
Interest and other charges – net													**(931)**	841	(3,229)
Equity in net earnings of investees													**124**	98	207
Minority interest													**(45)**	(22)	(62)
Provision for (benefit from) income tax													**(154)**	100	(505)
Net income (loss)													**344**	(325)	907
Other Information															
Segment assets	**141,212**	139,084	141,399	**10,465**	11,727	10,046	**1,570**	2,210	1,757	**(2,338)**	(8,293)	(1,229)	**150,908**	144,725	151,973
Deferred income tax assets															1,447
Investments – at equity	**4,246**	4,438								**(1,055)**	(1,497)		**3,191**	2,940	2,656
Consolidated total assets	**145,458**	143,522	141,399	**10,465**	11,727	10,046	**1,570**	2,210	1,757	**(3,393)**	(9,790)	(1,229)	**154,100**	147,665	156,076
Segment liabilities	**98,677**	103,336	97,519	**4,573**	5,952	4,321	**1,830**	1,800	2,324	**(403)**	57	(203)	**104,677**	110,738	103,961
Deferred income tax liabilities															3,065
Minority interest															
Consolidated total liabilities			97,519										**104,677**	110,738	107,026
Capital expenditures	**1,295**	1,434	6,435	**14**	-	24	**5**	-	395	**–**	–	–	**1,314**	1,434	[illegible]18
Depreciation and amortization	**1,108**	1,205	4,305	**48**	45	207	**6**	13	58	**–**	–	6	**1,163**	1,262	4,576
Noncash expenses other than depreciation and amortization	**217**	309	896			7			193		–	–	**217**	309	491

SEC File No. 82-3237

4. **Supplemental Information on Rockwell**

Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities. In May 2002, Rockwell commenced construction of its new condominium project – the "Manansala." The project broke ground in May 2002, with 93% market take up by yearend. Rockwell expects to turnover the "Manansala" units by December 2005. Total cash received from pre-selling activities of "Manansala" amounted to ₱389.4 million as of December 31, 2002 and is shown as part of "Accounts payable and other current liabilities – Deposits from pre-selling of condominium units" in the 2002 consolidated balance sheet (see Note 17).

Condensed financial information for Rockwell, before intercompany elimination, follows:

	Mar 2004	Mar 2003	Dec 2003
		(Amounts in Millions)	
Cash and cash equivalents	**₱169**	₱342	₱60
Trade and other receivables – net	**2,378**	2,173	2,036
Property and equipment - net	**4,147**	4,288	4,013
Total assets	**10,465**	11,554	10,129
Long-term debt	**2,245**	2,875	2,209
Total liabilities	**4,573**	5,847	4,321
Total stockholders' equity	**5,892**	5,707	5,809
Revenues	**592**	381	2,332
Costs and expenses	**533**	367	2,202
Net income (loss)	**67**	31	130

5. **Utility Plant and Others**

	Parent Company		Consolidated
	Mar-2004	Mar-2003	**Dec 2003**
	(Amounts in Millions)		
At cost:			
Subtransmission and distribution	**₱65,462**	₱55,090	**P63,095**
Others	**16,517**	15,992	**18,483**
	81,979	71,082	**81,578**
Less accumulated depreciation	**23,304**	19,480	**22,666**
	58,675	51,602	**58,912**
Appraisal increase:			
Subtransmission and distribution	**23,694**	18,715	**24,119**
Others	**12,902**	10,406	**12,882**
	36,596	29,121	**37,001**
Less accumulated depreciation	**9,546**	3,860	**9,556**
	27,050	25,261	**27,445**
	₱85,725	₱76,863	**86,357**

A qualified independent appraiser performs valuations of utility plant and others of the Parent Company, subsidiaries and certain associates periodically, with the latest valuation as of December 31, 2002 for the Parent Company and subsidiaries and associates.

Substantially all of the Parent Company's utility plant (₱85,726 million as of March 31, 2004, and ₱76,863 million as of March 31, 2003 net of accumulated depreciation) are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders.

On January 27, 2003, the BOD of the Parent Company approved the conveyance of real properties of MML Development Center (MMLDC) in Antipolo City, as part of the Parent Company's contribution of its pension obligations to the Meralco Retirement Plan being held in trust by the Meralco Pension Fund (MPF). The net book value of the properties transferred amounted to ₱647 million and reduced the Parent Company's unfunded actuarial liability by the same amount (see Note 24). In addition, the Parent Company has donated properties located at the MMLDC with a net book value of ₱31 million to the MMLDC Foundation, Inc., the entity operating the Center.

A Memorandum of Agreement was executed between the Parent Company and the Meralco Pension Fund embodying .the agreement to convey the real estate properties. A Deed of Assignment was already executed to effect the transfer of title and ownership to the MPF and the corresponding taxes due were paid to the government.

The movement of Parent Company's utility plant and others for the year ended March 31, 2004 follows:

	Subtransmission and Distribution	Others	Total
	(Amounts in Millions)		
Appraised values:			
Beginning	₱87,968	₱29,297	₱117,265
Additions	1,225	122	1,347
Disposals/retirements	(37)	1	(36)
Appraisal increase (decrease)			
Ending	89,156	29,420	118,576
Accumulated depreciation:			
Beginning	26,981	4,796	31,777
Charge for the year	714	197	911
Disposals/retirements	(37)	1	(36)
Other adjustments	169	30	199
Ending	27,827	5,024	32,851
Net book value – March 31, 2004	₱61,329	₱24,396	₱85,725
Net book value – March 31, 2003			₱76,863

6. Construction in Progress

	Parent Company		Consolidated		
	Mar-2004	Mar-2003	Mar-2004	Mar-2003	Dec-2003
	(Amounts in Millions)				
Beginning	**₱6,188**	₱8,613	**₱6,677**	₱8,719	₱8,719
Additions	**824**	2,619	**824**	2,619	6,818
Transfers to utility plant and others	**(1,296)**	(1,060)	**(1,736)**	(1,166)	(9,629)
Reclassification from advance payment to suppliers and others	**-**	–	**-**		769
Ending	**₱5,716**	₱10,172	**₱5,765**	₱10,172	₱6,677

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution facilities. Borrowing costs capitalized amounted to ₱19 million, ₱16 million and ₱68 million for the quarter ended March 31, 2004, March 31, 2003 and year ended December2003, respectively.

7. Investments at Equity

The Company's subsidiaries, associates, and joint venture accounted for under the equity method follow:

	Percentage of Ownership				
	Parent Company		Consolidated		
	Mar-2004	Mar-2003	Mar-2004	Mar-2003	Dec-2003
Subsidiaries					
Meralco Energy, Inc.	**100**	100	–	–	–
e-Meralco Ventures, Inc.	**100**	100	–	–	–
Asian Center for Energy Management	**100**	100	–	–	–
Meralco Financial Services Corporation	**100**	100	–	–	–
MIESCOR	**97**	97	–	–	–
Batangas Cogeneration Corporation	**55***	55	–	–	–
CIS	**51**	51	–	–	–
Rockwell	**51**	51	–	–	–
Associates					
First Private Power Corporation and Subsidiary (FPPC)	**40**	40	40	40	40
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	**35**	35	35	35	35
Joint Venture					
Soluziona	**50**	50	50	50	50

* *In 2004, the Parent Company's ownership has been reduced to 38%. Accordingly, the Company will deconsolidate the financial statements of Batangas Cogen in 2004.*

The carrying values of investments in subsidiaries, associates and joint venture follow:

	Parent Company		Consolidated		
	Mar 2004	Mar 2003	**Mar 2004**	Mar 2003	Dec 2003
			(Amounts in Millions)		
FPPC	**₱2,324**	₱2,687	**₱2,324**	₱2,687	₱2,262
Rockwell	**1,410**	1,186	**–**	–	–
GEPMICI	**89**	87	**89**	87	91
Others	**423**	7	**334**	235	303
	₱4,246	₱3,967	**₱2,747**	₱3,009	₱2,656

Undistributed accumulated equity in earnings of investees included in the Parent Company's unappropriated retained earnings amounted to ₱859 million and ₱727 million as of December 31, 2003 and 2002, respectively. These amounts are not currently available for distribution as dividends until declared as dividends by the subsidiaries and associates.

Condensed financial information for FPPC and GEPMICI follow:

	FPPC	GEPMICI	FPPC	GEPMICI	FPPC	GEPMICI
	Mar 2004		Mar 2003		Dec 2003	
			(Amounts in Millions)			
Current assets	**₱1,484**	**₱362**	₱1,476	₱309	₱1,664	₱350
Noncurrent assets	**2,478**	**41**	4,121	52	2,618	40
Current liabilities	**1,092**	**143**	908	102	1,273	131
Noncurrent liabilities	**1,630**	**–**	2,103	–	1,860	–
Net assets	**1,240**	**260**	2,586	259	1,149	259
Revenues	**752**	**30**	699	40	2,851	399
Costs and expenses	**464**	**29**	477	30	1,785	387
Net income	**288**	**1**	222	10	1,066	12

The Parent Company's aggregate share in the assets, liabilities, income and expenses related to its 50% interest in Soluziona is as follows:

	Mar 2004	Mar 2003	Dec 2003
		(Amounts in Millions)	
Current assets	**₱76**	₱113	₱82
Noncurrent assets	**9**	11	10
Current liabilities	**48**	79	(41)
Noncurrent liabilities	**2**	0	(2)
Net assets	**₱35**	₱45	₱49
Revenues	**₱37**	₱47	₱180
Costs and expenses	**34**	43	163
Net income	**₱3**	₱4	₱17

8. Investments in Real Properties and at Cost

Investments in real properties include the accumulated costs incurred for the development and construction of the mall - "The Power Plant" and condominium units held for lease. Unamortized borrowing costs (net of depreciation) capitalized as part of investments in real properties amounted to ₱332 million and ₱343 million as of December 31, 2003 and 2002, respectively. No borrowing costs were capitalized in starting 2001. On May 12, 1999, Rockwell entered into an agreement with Rockwell Leisure Club, Inc. (RLCI) for the assignment of facilities and the related condominium certificates of title carrying the premises amounting to ₱400 million, in exchange for advances convertible into shares of stock of RLCI. As of December 31, 2003, investments in RLCI shares and advances convertible to RLCI shares amounted to ₱27 million (₱31 million in2002 and ₱60 million in 2001) and ₱210 million (₱210 million in 2002 and ₱187 million in 2001), respectively (shown as part of "Investments - at cost").

9. Other Noncurrent Assets

	Parent Company		Consolidated		
	Mar 2004	Mar 2003	**Mar 2004**	Mar 2003	Dec 2003
			(Amounts in Millions)		
Deferred pass-through fuel costs (see Note 20)	**₱8,286**	₱4,544	**₱8,286**	₱4,544	₱8,286
Deferred foreign exchange loss (CERA II)	**5,181**	6,902	**5,181**	6,902	6,588
Deferred PPA – Non current	**5,533**	8,571	**5,533**	8,571	3,487
Prepaid income tax – net of current portion (see Note 23)	**1,056**	-	**1,056**	-	1,055
Intangible assets – net	**591**	1,537	**591**	1,537	788
Unamortized debt issuance costs	**704**	816	**704**	816	726
Deferred income tax (see Note 23)	**-**	-			80
Input value added tax (VAT) and creditable withholding tax	**–**	–	**452**	452	452
Others	1,534	920	1,590	1,240	1,347
	₱22,885	₱23,290	₱23,393	₱24,062	₱22,809

a. CERA II represents deferred foreign exchange losses that are billable to customers upon approval of the ERC.

b. Deferred PPA represents unbilled purchased power costs incurred by the Parent Company.

In ERC's Decision on the Parent Company's rate unbundling dated March 20, 2003, the Parent Company was authorized to collect the deferred PPA of ₱5,759 million through its rates to customers by an amount equivalent to ₱0.0875 per kilowatt-hour over a period of three years. In a manifestation filed with the ERC on April 1, 2003, the Parent Company stated that it would begin collecting the said amount beginning in the April 2003 billing cycle.

On May 29, 2003, the ERC issued an Order authorizing the Parent Company to collect effective the June 2003 billing cycle, an additional amount of ₱0.0127 per kilowatt-hour as deferred PPA recovery. The additional ₱0.0127 per kwh, together with the ₱0.0875 per kilowatt-hour which the Parent Company started collecting in the billing month of April 2003, brings to ₱0.1002 per kilowatt-hour the total deferred PPA recovery that was being incorporated in the Generation Charge component of the customers' bills.

On December 8, 2003, the Parent Company made its first application under the GRAM, covering the period May to September 2003 supply months. An amended application was filed in January 16, 2004. On January 26, 2004, the Parent Company received an Order from the ERC dated January 21, 2004 approving a Generation Charge of ₱3.1886 per kwh, inclusive of the deferred PPA. In that same Order, the ERC disallowed the recovery of ₱199 million of the unrecovered MRR in 2003 passed on as part of the mandated residential reduction for the period July 2001 to October 2001 supply months. The accumulated unrecovered MRR passed on as part of the mandated residential reduction for the supply months November 2001 to October 2003 of ₱1,798 million was authorized for recovery over a 36-month period via an additional ₱0.0224 per kwh to the deferred PPA component of the

Generation Charge starting February 2004. As a result, the Parent Company reversed in 2003 the allowance for probable losses of ₱810 million in 2002 pertaining to unrecovered MRR.

c. Deferred pass-through fuel costs pertain to the cost of unconsumed gas. This represents the quantity of natural gas that was contracted for but not consumed by the Parent Company's major independent power producers, First Gas Power Corporation (FGPC) and FGP Corp. (collectively referred to as "First Gas" - see Notes 20 and 27a), due to the constrained dispatch imposed on them by TransCo. Both FGPC's 1,000 MW Sta. Rita plant and FGP Corp.'s 500-MW San Lorenzo plant should be dispatched at the stipulated capacity factor of 83% every year. Billings by First Gas as of December 31, 2003 and 2002 for such unconsumed gas amounted to US$64 million and US$85 million, respectively. Such unconsumed gas can be consumed over a period of 10 years up to 2013. The payment term is dependent upon the outcome of the dispute described below. The related liability is presented as part of "Accounts payable and other current liabilities (see Note 17). This liability is interest bearing starting February 2003. The interest rate is based on LIBOR plus 1%. Total interest for the year ended December 31, 2003 amounted to ₱152 million and is shown as part of "Interest and other charges" account in the 2003 statement of income.

A dispute has arisen between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc., and PNOC Exploration Corporation) under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers. First Gas' position is that the Gas Sellers have breached the "Most Favored Nations Clause" (MFN) contained in their GSPA by failing to offer First Gas certain price terms that the Gas Sellers have offered to NPC in connection with NPC's 1,200 MW Ilijan Power Plant. The Gas Sellers offered a deferred payment facility to NPC to finance payment for gas not taken but payable by NPC under its GSPA with the Gas Sellers for the Ilijan Power Plant. The Gas Sellers have not offered a deferred payment facility to First Gas. If the Gas Sellers had provided First Gas with a deferred payment facility pursuant to the MFN under the GSPA, the Parent Company's obligations to pay for unconsumed gas for 2003 and 2002 would also be deferrable. Thus, the entire amount billed by First Gas to the Parent Company for the cost of such unconsumed gas is the subject of a bona fide dispute between First Gas and the Gas Sellers under their GSPA and as such is not payable at this time. First Gas intends to vigorously pursue its dispute with the Gas Sellers under their GSPA. The beneficiaries of the dispute are the Parent Company and, the consumers who benefit from any reduction in the cost of the natural gas, as the cost of fuel is a pass-through cost. In case First Gas loses in the dispute, First Gas will collect from the Parent Company the deferred payments due to the Gas Sellers. The Parties are meeting and exploring possibilities on how the unconsumed gas will be utilized.

Nonetheless, the Parent Company expects that with the increasing demand for electricity beginning in 2005, First Gas will be dispatched sufficiently by TransCo to utilize the unconsumed gas within the prescribed 10-year period.

d. Intangible assets mainly represent software cost, consultancy fees and other development expenditure related to the Parent Company's corporate-wide computerization program. The program involves all of the Parent Company's business processes, namely, customer service, distribution, materials management, finance, human resources, logistics and executive

information system. Amortization (shown as part of "Depreciation and amortization" account in the parent company and consolidated statements of income) charged to operations amounted to ₱197 million and ₱40 million for the quarters ended March 31, 2004 and March 31 2003, respectively.

	Mar 2004	Mar 2003
	(Amounts in Millions)	
Balance, beginning of year	**₱788**	₱1,577
Amortization (see Note 22)	**197**	40
Balance, end of year	**₱591**	₱1,537

e. "Others" include matured placements with a local bank, amounting to ₱272 million as of December 31, 2002 (₱383 million and ₱494 million as of December 31, 2001 and December 31, 2000, respectively), which were placed under receivership on April 26, 2000. Based on the Memorandum of Agreement (MOA) and pursuant to the Liability Servicing Plan of the Rehabilitation Plan for the local bank, the placements were converted into "Repayment Notes" which are payable over a period of three years commencing on September 14, 2002 and 25% of the placements were converted into "Promissory Notes" payable over a period of three years commencing on September 14, 2005. On October 5, 2001, the "Repayment Notes" due on September 14, 2002 was discounted. The Parent Company collected ₱111 million in repayment notes in September 14, 2003.

10. Cash and Cash Equivalents

	Parent Company		Consolidated		
	Mar2004	Mar2003	Mar2004	Mar2003	Dec2003
			(Amounts in Millions)		
Cash on hand and in banks	**₱1,091**	₱1,326	**₱1,404**	₱1,660	₱2,280
Short-term investments	**2,908**	3,499	**2,908**	3,499	3,040
	₱3,999	₱4,825	**₱4,312**	₱5,159	₱5,320

Cash in banks earns interest at the prevailing bank deposit rates. Short-term investments are made for varying periods of between one day and three months depending on the immediate cash requirements of the Company, and earn interest at the prevailing short-term investments rates.

11. Receivables

	Parent Company		Consolidated		
	Mar 2004	Mar 2003	Mar 2004	Mar 2003	Dec 2003
			(Amounts in Millions)		
Notes and customers' accounts consolidated					
Billed	**₱8,700**	₱9,486	**₱11,572**	₱12,058	₱12,356
Unbilled	**11,983**	10,560	**11,983**	10,560	11,647
Related parties (see Note 20)	**304**	873	**378**	678	190
Others	**744**	1,022	**762**	1,023	1,391

	Parent Company		Consolidated		
	Mar 2004	Mar 2003	Mar 2004	Mar 2003	Dec 2003
	21,731	21,941	**24,700**	24,319	25,584
Less allowance for doubtful accounts	**1,667**	1,563	**1,667**	1,563	1,782
	₱20,064	₱20,378	**₱23,028**	₱22,756	₱23,802

Unbilled revenues represent purchased power costs incurred by the Parent Company, which the Parent Company expects to bill to customers in the succeeding months.

12. Inventories

	Parent Company		Consolidated		
	Mar 2004	Mar 2003	Mar 2004	Mar 2003	Dec 2003
			(Amounts in Millions)		
Materials and supplies	**₱1,053**	₱1,036	**₱1,092**	₱1,072	₱1,020
Condominium units for sale-at net realizable value	–	–	**400**	736	182
	1,053	1,036	**1,492**	1,808	1,202

13. Other Current Assets

	Parent Company		Consolidated		
	Mar 2004	Mar 2003	Mar 2004	Mar 2003	Dec 2003
			(Amounts in Millions)		
Current portion of prepaid income tax (see Note 23)	**₱298**	₱-	**₱298**	₱-	₱298
Advance payments to suppliers	**71**	565	**294**	565	115
Others	**15**	12	**55**	509	55
	₱384	₱577	**₱647**	₱1,074	₱468

14. Stockholders' Equity

a. Capital Stock

The details of the authorized, issued and subscribed capital stock follow:

	Mar 2004	Mar 2003	Dec 2003
		(Amounts in Millions)	
Preferred stock – 10%, ₱10 par value			
Authorized - 300,000,000 shares			
Issued and subscribed Series B – 162,239,795 shares in Mar 2004, 92,701,915 shares in Mar 2003, and 140,655,458 shares in Dec 2003	**₱1,622**	₱927	₱1,407

Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued – 999,261,461 shares in Mar 2004, 997,473,465 shares in Mar 2003 and 997,473,465 shares in Dec 2003	**₱9,993**	₱9,975	₱9,975
Subscribed – 10,337,996 shares in Mar 2004, 1,787,996 shares in Mar 2003 and 1,787,996 shares in Dec 2003	**103**	18	18
	₱10,078	₱9,993	₱9,993

The Articles of Incorporation of the Parent Company was amended in a resolution taken during the Annual Stockholders' meeting held on May 28, 2002, to reflect the increase in its authorized capital stock from 1,080,000,000 common shares with par value of ₱10 to 1,242,000,000 common shares. The Parent Company has not yet filed the Amended Articles of Incorporation with the Securities and Exchange Commission (SEC).

Preferred stock is nonparticipating, nonconvertible into common stock and, like common stock, has no preemptive rights to subscribe to any or all issues or other disposition of preferred stock. Preferred stockholders are entitled to preferential cumulative dividends not exceeding 20% a year, payable generally on a quarterly basis. As approved by the SEC, redeemed stock are not considered retired and may be reissued.

Series B preferred stock is redeemable five years from date of issue at the option of the Parent Company or holder upon 90 days notice. In cases where a service application would require extension of service or new distribution facilities, the "Terms and Conditions of Service" of the Parent Company, which was approved by the ERB, requires applicants for electric service to subscribe preferred stock to cover the costs. The Parent Company issues the underlying preferred stock to the customers.

As of December 31, 2003, cumulative dividends on preferred shares that have not been declared or paid since second quarter of 2003 amounted to approximately ₱65 million.

Movement of capital stock follows:

	Mar 2004	Mar 2003	Dec 2003
Preferred stock:			
Balance at beginning of year	**140,655,458**	83,715,340	83,715,340
Issuance of shares	**29,408,661**	9,473,473	60,813,590
Redemption of shares	**(7,824,324)**	(486,913)	(3,873,472)
Balance at end of year	**162,239,795**	92,701,900	140,655,458
Common stock:			
Issued:			
Balance at beginning of year	**997,473,465**	995,734,487	995,734,487
Issuances of shares	**8,502,691**	-	1,738,978
Balance at end of year	**1,005,976,156**	995,734,487	997,473,465
Subscribed:			

Balance at beginning of year	**1,787,996**	3,526,974	3,526,974
Issuance of shares		-	(1,738,978)
Cancelled subscriptions	–	-	–
Balance at end of year	**1,787,996**	3,526,974	1,787,996

Authorized shares of common stock of the Parent Company, which are listed at the Philippine Stock Exchange (PSE), are divided in two classes, to wit:

- Class "A" - Comprising sixty percent (60%) of the common stock, which shall be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and

- Class "B" - Comprising forty percent (40%) of the common stock, which may be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Ownership of the Parent Company's common stock by any person or entity shall not exceed 10% of the outstanding common stock, except for the two corporations which already own more than 10% as provided for in the Articles of Incorporation.

On February 24, 2003, the BOD approved a resolution to remove the stock ownership cap of 10% in the Parent Company's Articles of Incorporation. The resolution was subsequently approved in the annual stockholders meeting held on June 24, 2003. The Amended Articles of incorporation was filed with SEC on July 29, 2003 and was approved on August 4, 2003.

b. Employee Stock Ownership Plan (Plan)

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and authorizes cancellation of the purchase prior to full payment of the purchase price.

A summary of shares under the Plan follows:

	Number of Shares		
	Mar 2004	Mar 2003	Dec 2003
Total shares allocated	**25,000,000**	25,000,000	25,000,000
Options exercised under the Plan			
Balance at beginning of year	**12,909,510**	12,909,510	12,909,510
Add: ESOP 12th offering	**8,502,691**	-	–
Balance at end of quarter/year	**21,412,201**	12,909,510	12,909,510
Options unexercised at end of the quarter/year	**3,587,799**	12,090,490	12,090,490

During the year 2003, common shares arising from cancelled subscriptions under the ESOP 11th Offering in 1999, were subscribed by qualified participants under the repurchase option

approved by the SEC. The remaining allocation to the Plan of about 12 million common shares was offered for sale during the ESOP 12 th Offering ("Centennial Offering') from December 16 to 31, 2003 as approved by the SEC.

c. Retained Earnings

On March 2004, the BOD approved the transfer of ₱200 million from unappropriated retained earnings to appropriated retained earnings for long-term expansion and improvement projects.

On July 28, 2003, the BOD approved a resolution to transfer the appropriated retained earnings of ₱12,600 million to unappropriated retained earnings.

15. Long-term Debt

	Parent Company		Consolidated		
	Mar 2004	Mar 2003	**Mar 2004**	Mar 2003	Dec 2003
			(Amounts in Millions)		
Parent Company – Secured					
First Mortgage Bonds issued for:					
Gross availments from various credit facilities:					
US dollar term loans at annual interest rates ranging from 7.76% to 9.3%, payable in semi-annual installments up to 2012	**₱6,840**	₱7,207	**₱6,840**	₱7,207	₱6,884
Japanese yen term loans at annual interest rates of 5.5% and 5.7%, payable in semi-annual installments up to 2010	**3,766**	3,689	**3,766**	3,689	3,673
Deutschmark term loans at annual interest rate of 6.0%, payable in semi-annual installments up to 2005*	**327**	471	**327**	471	334
	10,933	11,367	**10,933**	11,367	10,891
Parent Company – Unsecured					
US dollar term loan at annual interest rate of LIBOR 6 months plus 1%, payable in semi-annual installments up to 2005	**4,046**	6,552	**4,046**	6,552	4,447
US dollar term loan at annual interest rate of LIBOR 6 months plus 1.6%, payable in semi-annual installments up to 2005	**3,372**	5,460	**3,372**	5,460	4,002
Philippine peso term loan at annual interest rate of 10.93%, payable in quarterly installments up to 2005	**2,505**	2,880	**2,505**	2,880	2,790
Philippine peso term loan at annual interest rate of 11.78%, payable in quarterly installments up to 2006	**400**	560	**400**	560	440

	Parent Company		Consolidated		
	Mar 2004	Mar 2003	**Mar 2004**	Mar 2003	Dec 2003
Euro availment under the Master Credit Agreement at an annual interest rate of 5.56% payable in equal semi-annual installments until 2010	**229**	25	**229**	25	232
US dollar term loans at annual interest rate of LIBOR plus 0.65%, payable in semi-annual installments up to 2009	**148**	95	**148**	95	130
CHF availment under the Master Credit Agreement at an annual interest rate of LIBOR plus 0.7% payable in equal semi-annual installments until 2010	**118**	14	**118**	14	120
Philippine peso loans payable to government entities with average annual interest rate of 3.5%, payable in quarterly installments up to 2011	**18**	24	**18**	24	20
	10,836	15,610	**10,836**	15,610	12,181
Rockwell - Secured by Rockwell Assets					
Long-term commercial papers (LTCPs)	**–**	–	**704**	1,250	667
Loans from various banks	**–**	–	**828**	936	828
Syndicated loan payable to a local bank	**–**	–	**714**	714	714
	–	–	**2,246**	2,900	2,209
	21,769	26,977	**24,015**	29,877	25,281
Less current portion					
Current portion based on existing payment terms	**7,875**	5,465	**7,875**	5,490	8,776
Long-term debt classified as current	**-**	-	**-**	-	14,155
	7,875	5,465	**7,875**	5,490	22,931
	₱13,894	₱21,512	**₱16,140**	₱24,387	₱2,350

**Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*

a. Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱85,725 million as of March 31, 2004, ₱76,863 million as of March 31, 2003 and ₱84,848 million as of December 31, 2003) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisition of additional franchise areas; disposition of significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. In addition, substantially all of the Parent Company's existing loan agreements contain cross default provisions which may render the outstanding loans due and demandable. For the years ended December 31, 2003, 2002 and 2001, the Parent Company did not comply with the minimum required return on net fixed assets of 8% required by two secured creditors. However, the Parent Company has received a waiver of noncompliance to this requirement from one of these secured creditors and has received notice from the other secured creditor

that a waiver will be issued subject to certain conditions. In addition, for the years ended December 31, 2003 and 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company, however, continues to service the principal and interest payments at maturity dates and the Parent Company has not received any demand for payment nor have any of its existing creditors commenced default proceedings against the Parent Company. The Parent Company is still in the process of securing waivers from the concerned secured and unsecured creditors for noncompliance to certain financial ratios. Pending receipt of the waivers, these loans totaling ₱14,155 million as of December 31, 2003, were presented as part current liabilities (see Note 30) under the account "Long-term debt classified as current". However, such loans will continue to be serviced based on the original contracted payment schedule and should the Parent Company receive the relevant waivers, the loans will be reclassified as noncurrent liabilities.

On February 8, 2002, the Parent Company executed a Master Credit Agreement (MCA) with Credit Lyonnais whereby the latter granted the Parent Company a credit facility up to an aggregate maximum amount of US$30 million. With respect to the MCA, the Parent Company has committed obligations, amounting to US$10.94 million as of December 31, 2003, for the funding of two major projects to be completed by foreign suppliers until the second quarter of 2004. Actual loan drawdown amounted to US$8.7 million as of December 31, 2003. Drawdowns under MCA shall represent scheduled payments to the foreign suppliers under the respective supply contracts.

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

	Amount in Original Currency				Total
Year	US Dollar	Japanese Yen	Euro	Philippine Peso	Peso Equivalent
		(Amounts in Millions)			
2004	$78	¥1,011	€4	₱979	₱6,257
2005	77	1,011	2	1,815	6,836
2006	14	1,011	–	124	1,472
2007	15	4,046	–	5	2,973
2008 thereafter	74	–	1	1	4,231
	$258	¥7,079	€7	₱2,924	₱21,769

b. Rockwell

i. LTCPs

The LTCPs are payable in 12 equal quarterly payments commencing on the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture (MTI) over investments in real properties with a carrying value of ₱3,700 million as of December 31, 2003.

In January 2004, Rockwell initiated refinancing a portion of its maturing LTCP principal obligations. As of March 5, 2004, discussions are still ongoing.

ii. Loans from Various Banks

Loans from various banks have annual interest rates ranging from 7.49% to 12.00% in 2003 and 8.41% to 15.00% in 2002. Certain parcels of land with an estimated carrying value of ₱817 million have been assigned as security for these loans.

In September 2002, a substantial portion of the short-term loans of Rockwell was restructured. As of December 31, 2003, the outstanding balance of these restructured loans follows:

Bank	Amount *(In Millions)*	Restructured Terms
Equitable PCI Bank, Inc.	₱586	Payable in three equal annual amortizations of ₱234 million each, commencing on July 1, 2003. Interest shall be equivalent to the 91-day Mart 1 rate plus 2.75% per annum, payable quarterly in arrears.
Metropolitan Bank and Trust Company	128	Payable in thirty-six equal monthly amortizations of ₱7.6 million each, commencing on December 30, 2002. Interest rate is fixed at 9.75% per annum, payable monthly.
	₱714	

The remaining balance of ₱80 million is secured by trade receivables from sale of existing condominium units of the same amount, and will be settled in 2004 (₱20 million) and 2005 (₱60 million).

iii. Syndicated Loan

The Syndicated loan (with an original amount of ₱1,000 million) is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱250 million portion of the loan is fixed at 14.5% per annum while the interest rate for the remaining ₱750 million shall be equivalent to the 91-day MART 1 rate plus 2.75% per annum payable quarterly in arrears. In December 2002, the outstanding balance of the syndicated loan of ₱714 million was restructured extending the maturity date to December 2005. Under the terms of the restructuring agreement, the syndicated loan will be repaid in single lump sum on maturity date. Trade receivables amounting to ₱715 million from the "Manansala" condominium project maturing in 2005 and investments in real properties with a carrying value of ₱3,700 million as of December 31, 2003 have been assigned as security for these loans.

Repayments of Rockwell long-term debt based on existing terms are scheduled as follows.

	Amount

	(in millions)
2004	₱1,144
2005 and onwards	1,101
	₱2,245

16. Notes Payable

	Parent Company		Consolidated		
	Mar 2004	Mar 2003	Mar 2004	Mar 2003	Dec 2003
			(Amounts in Millions)		
Parent Company – Unsecured					
US dollar loans with annual interest rates ranging from 3.3% to 4.56% in 2004 and 2003	**₱3,488**	₱4,865	**₱3,488**	₱4,865	₱3,833
Philippine peso loans with annual interest rates ranging from 6.25% to 10.18% in 2004 and 2003	**1,349**	1,671	**1,349**	1,671	1,453
MIESCOR – Unsecured					
Philippine peso term loans with annual interest rates ranging from 7.8% to 16.8% in 2004 and 2003	**–**	-	**450**	402	458
CIS - Unsecured					
Philippine peso term loans with annual interest rates ranging from 8% to 14% in 2004 and 2003	**–**	–	**-**	72	72
	₱4,837	₱6,536	**₱5,287**	₱7,010	₱5,816

As discussed in Note 15, short-tem loans of Rockwell, amounting to ₱936 million were restructured in 2002. Accordingly, these loans are reflected as part of the long-term debt in 2002.

As discussed in Note 1(f), the Parent Company's short-term lenders have agreed to further extend the short-term loans due in March 2004 for another 90 days and will consider further extensions until the Parent Company can complete its refinancing program this year.

17. Accounts Payable and Other Current Liabilities

	Parent Company		Consolidated		
	Mar 2004	Mar 2003	Mar 2004	Mar 2003	Dec2003
			(Amounts in Millions)		
Trade accounts payable (see Note 20)	**₱12,092**	₱10,471	**₱12,874**	₱10,584	₱12,073
Accrued pension	**2,785**	892	**2,785**	892	2,133

	Parent Company		Consolidated		
	Mar 2004	Mar 2003	**Mar 2004**	Mar 2003	Dec2003
Accrued taxes	**827**	515	**828**	515	1,163
Current portion of meter and service deposits (see Note 18)	**495**	486	**495**	486	470
Advance payment received from pole rentals	**401**	457	**401**	457	380
Accrued interest on loans	**485**	572	**485**	572	285
Current portion of interest on meter and service deposits (see Note 18)	**108**	80	**108**	80	101
Current portion of advance payment received from a customer (see Note 18)	–	434		434	-
Deposits from pre-selling of condominium units (see Note 4)	–	–		-	–
Customers' deposits	–	–	-	-	297
Accrued expenses and other liabilities	**1,580**	2,077	**1,834**	2,064	3,234
	₱18,773	₱15,984	**₱19,810**	₱16,084	₱20,136

On August 3, 2001, Rockwell and First Philippine Holdings Corporation (FPHC), a shareholder, entered into an option contract whereby the latter can purchase two parcels of land with a total area of about 3,008 square meters at an option price of ₱100,000 per square meter, inclusive of all taxes. The option period shall be for a period of two years. As of December 31, 2002, total payments received by Rockwell amounted to ₱284 million and is shown as part of "Accounts payable and other liabilities – customers' deposits" in the 2002 consolidated balance sheet. This option was exercised in 2003.

On April 2003, Rockwell and FPHC entered into a lease agreement related to the above parcel of land whereby Rockwell leased back the land for a period of three years subject to an increase of 10% per annum. Rent expense of Rockwell amounted to ₱6.5 million.

18. Customers' Deposits

	Consolidated		
	Mar 2004	Mar 2003	Dec 2003
	(Amounts in Millions)		
Meter and service deposits - net of current portion (a)	**₱10,019**	₱9,176	₱9,800
Interests on meter and service deposits - net of current portion	**3,560**	3,136	3,455
	₱13,579	₱12,312	₱13,255

a. Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payments of the monthly bills for electricity consumption and are equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, upon termination of the contract, provided that the metering equipment is returned in good condition and all accounts in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceeds the customer's current monthly bills, a refund of the excess can also be made.

   Meter and service deposits earned interest at 6% per annum prior to 1995. In 1995, the ERB issued new standard rules and regulations governing electric utilities, which includes among others, increasing the interest rate of these deposits from 6% to 10%. The Parent Company filed a motion for reconsideration which was given due course by the ERB. In 2000, the ERB resolved the motion maintaining its stand on the 10% interest but allowed the Parent Company to apply the interests due on the monthly bills of customers. The amendatory order issued in 2000 is yet to undergo publication in the official gazette or a newspaper of general circulation before it becomes effective. Since 1995, the Parent Company has been accruing interest based on 10% but continues to give refund at 6%. The 4% accrued interest differential is presented as part of "Provisions" account in the parent company and consolidated balance sheets (see Note 19).

   The Parent Company filed an application with the ERC on January 10, 2003, docketed as ERC Case 2003-18, seeking for the lowering of the rate of interest on meter and bill deposits from the 6% interest per annum stipulated in its approved "Terms and Conditions of Service" to 1% interest per annum. The ERC is presently hearing the case.

   Interests on meter and service deposits are determined using the simple computation method. The Parent Company's external legal counsel is of the opinion that, since there is no expressed stipulation in the Terms and Conditions of Service, as approved by the ERB for the Parent Company and the consumers, that interest shall earn compounded interest, then *ipso facto* the 6% interest cannot be compounded.

   Meter and service deposits and related accrued interest which are estimated to be refunded the following year, based on historical experience, are shown separately as part of "Accounts payable and other current liabilities" account in the parent company and consolidated balance sheets.

b. Advance payment received from major industrial customers (referred to as "customer") represents advance payment equal to the present value of a customers' expected future

electrical requirements for the next one to three years, as specified in the advance payment agreement. The difference between the total amount received and the total pre-agreed credit is amortized using the effective interest rate method and recorded as part of "Interest expense on customers deposit" account (see Note 22). Amortization for the years ended December 31, 2003 and 2002 amounted to ₱85 million and ₱133 million, respectively.

On August 23, 2002, a customer pre-terminated its agreement, resulting to a pretermination loss of ₱9 million and is shown as part of "Interest expense on customers' deposits" (see Note 22).

19. Provisions

Movement during the year follows:

	Consolidated		
	Mar 2004	Mar 2003	Dec2003
	(Amounts in Millions)		
Interest differential on meter and service deposits (see Note 18)			
Balance, beginning of year	₱2,379	₱2,000	₱2,000
Provisions during the year	93	95	379
Balance, end of year	2,472	2,095	2,379
Provision for various tax assessments and legal claims an others			
Balance, beginning of year	491		–
Provisions during the year	-	2,742	491
Balance, end of year	491	2,742	491
	₱2,963	₱4,837	₱2,870

Actual payout of the interest differential will depend on the ERC's decision on the Parent Company's application for a resolution in the interest rate (see Note 18).

The information usually required by SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," is not disclosed on the grounds that it can be expected to prejudice the outcome of these assessment and claims.

20. Related Party Transactions

The following significant transactions have been entered into by the Parent Company with the following related parties:

Related Party	Relationship with Parent Company		Purchases from Related Parties	Deferred Pass-Through Fuel Cost (see Note 9)	Amounts Owed by Related Parties (see Note 11	Amounts Owed to Related Parties (see Note 17)
					(Amounts in Millions)	
FGPC (see Notes 9 and 27)	Affiliate	2004	₱6,231	₱-		₱2,233
		2003	5,277	-		5,642

Related Party	Relationship with Parent Company		Purchases from Related Parties	Deferred Pass-Through Fuel Cost (see Note 9)	Amounts Owed by Related Parties (see Note 11	Amounts Owed to Related Parties (see Note 17)
					(Amounts in Millions)	
FGP Corp. (see Notes 9 and 27)	Affiliate	2004	3,220	1,126		1,024
		2003	2,748	695		1,677
MIESCOR	Subsidiary	2004	27	–	172	-
		2003	23	–	191	–
Soluziona	Joint Venture	2004	21	–	2	0-
		2003	44	–	4	–
GEPMICI	Associate	2004	54	–	–	132
		2003	57	–	–	107
Philippine Electric Corp. (PHILEC)	Affiliate	2004	78	–	–	-
		2003	221	–	2	-

FGPC, FGP Corp., and PHILEC are subsidiaries of FPHC, a shareholder.

Purchases
Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), construction services (MIESCOR), information systems technology services (Soluziona), transformers (PHILEC) and meters (GEPMICI). These are made at normal market prices.

Revenues
In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties.

Other transactions with related parties consist of cash advances.

21. Revenues

In compliance with Section 36 of RA No. 9136, the Parent Company was required to unbundle its billing charges to its customers. For the quarter ended March 31, 2004, the Parent Company's billings had the following components:

(in Millions)

Electric revenue	
January to March 2004	
Generation charge	₱18,222
Transmission charge	5,137
System loss charge	2,509
Distribution charge	3,904
Supply charge	1,370
Metering charge	453
CERA	450
Power act reduction	(399)
Inter-class, lifeline subsidy and others	783
	32,429
Electric revenue	32,429
Non-electric revenue	41
	₱32,470

22. Expenses

Operations and Maintenance

	Parent Company		Consolidated		
	Mar2004	Mar2003	Mar2004	Mar2003	Dec2003
			(Amounts in Millions)		
Salaries, wages and employee benefits	**₱967**	₱1,016	**₱992**	₱1,082	₱3,988
Retirement expense (see Note 24)	**670**	529	**670**	529	2,404
Contractors' services	**303**	332	**308**	337	1,865
Transportation and travel	**53**	41	**53**	42	557
Provision for various tax assessments and legal claims	**-**	–	**-**	–	491
Materials and supplies	**64**	77	**91**	79	310
Corporate expenses	**11**	17	**11**	17	117
Property insurance	**4**	1	**5**	1	93
Provision for inventory obsolescence and inventories written off	**-**	-	**-**	-	26
Entertainment, amusement and recreation	**-**	-	**-**		16
Provision for doubtful accounts	**106**	104	**106**	104	200
Others	**134**	10	**127**	48	717
	₱2,312	₱2,127	**₱2,363**	₱2,239	₱10,784

Depreciation and Amortization

	Parent Company		Consolidated		
	Mar 2004	Mar 2003	Mar 2004	Mar2003	Dec2002
			(Amounts in Millions)		
Depreciation at cost	**₱756**	₱962	**₱811**	₱1,019	₱3,083
Depreciation on appraisal increase (see Note 28)	**155**	203	**155**	203	704
Deferred charges (see Note 9)	**197**	40	**197**	40	789
	₱1,108	₱1,205	**₱1,163**	₱1,262	₱4,576

Interest and Other Charges - Net

	Parent Company		Consolidated		
	Mar2004	Mar2003	Mar2004	Mar2003	Dec2003
			(Amounts in Millions)		
CERA II recovery	**₱293**	₱113	**₱293**	₱113	₱1,241
Interest and dividend income	**91**	103	**103**	136	462
Others	**-**	–	**-**	–	234
Total financial income	**384**	216	**396**	249	1,937
Interest expense and financial charges on loans (see Note 9)	**(577)**	(643)	**(644)**	(633)	(2,942)
CERA II realized foreign exchange loss	**(293)**	(113)	**(293)**	(113)	(1,241)
Interest expense on customers' deposits (see Note 18)	**(349)**	(237)	**(349)**	(237)	(967)
Others	**-**	-	**(41)**	(107)	(16)
Total financial expenses	**(1,219)**	(993)	**(1,327)**	(1,090)	(5,166)
	(₱835)	(₱777)	**(₱931)**	(₱841)	(₱3,229)

Recovery of (provision for) probable losses on disallowed receivables (see Note 9)

	Parent Company and Consolidated		
	Mar2004	Mar2003	Dec2003
	(Amounts in Millions)		
Provisions for:			
Estimated disallowed transmission line fee charges	**(₱111)**	₱-	(₱523)
System imbalance charges		–	(399)
Unrecovered mandated rate reduction	–	-	–
	(111)	-	(922)
Recovery of:			
Unrecovered mandated rate reduction	-	–	810
Estimated disallowed transmission line fee charges	-	–	118
	-	–	928
	(₱111)	-	₱6

23. Income and Franchise Taxes

a. Income tax

As a result of the refund discussed in Note 1(d), the Parent Company has effectively overpaid income taxes estimated at ₱8,902 million. This amount represents the income tax effect of the ₱0.167 per kWh rate charged to customers from February 1994 to December 31, 2002, which formed part of the Parent Company's revenues for the said periods. The Parent Company amended its income tax returns for 1999 and 2002. For the year ended December 31, 1999, the overpaid income taxes of about ₱1,126 million was set up as an asset and offset against the extraordinary loss of ₱24,943 million (see Note 1). For the year ended December 31, 2003 and 2002, the computed current provision for income tax represents MCIT. The amendment of income tax returns for December 31, 2002 resulted to an additional overpayment of income tax of about ₱202 million, which increased the total overpayment for the year ended December 31, 2002 to ₱495 million. As of December 31, 2002, total overpayment of income tax amounted to ₱1,621 million. As of December 31, 2003, remaining prepaid income tax amounted to ₱1,354 million. Prepaid income tax estimated to be applied the following year amounting to ₱298 million in 2003 and ₱268 million in 2002 as shown as part of "Other Current Assets" account (see Note 13). Remaining balance is presented as part of "Other Noncurrent Assets" account (see note 9). The Parent Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,119 million. The Parent Company has filed its claim for the recovery of the excess income tax for the said taxable years. The BIR has already issued the letters of authority authorizing the examination of the Parent Company's books during the said period and requiring the Parent Company to submit the documents needed for the examination.

As of December 31, 2003, the Parent Company and its subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

		Parent Company		Consolidated	
Year Incurred	Expiry Date	NOLCO	MCIT	NOLCO	MCIT
		Amounts in Millions			
2001	2004	₱–	₱–	₱661	₱12
2002	2005	2,375	171	3,140	191
2003	2006	–	5	1,762	40
		2,375	176	5,563	243
Less MCIT and NOLCO written off and NOLCO applied against regular taxable income		2,375	–	4,904	13
		₱–	₱176	₱659	₱230

NOLCO applied as deduction from normal taxable income amounted to ₱4,904 million in 2003 (₱2,375 million for Parent Company) and ₱23 million in 2002. Expired NOLCO amounting to ₱401 million was written off during the year.

b. Franchise Tax

Based on ERC Order Nos. 2001-646 and 2001-900 on the Company's consolidated petitions, franchise tax should be identified as a separate line item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which was implemented in June 2003, franchise taxes-were computed by multiplying gross receipts by the franchise tax rate.

24. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The fund is held in trust by the Board of Trustees of the Meralco Pension Fund.

On May 23, 2003, the Parent Company implemented a Special Retirement and Separation Program (SRSP). Updated actuarial valuation was provided after giving effect to the SRSP.

Based on a valuation conducted by an independent actuary as of January 1, 2003 and June 30, 2003 for the Parent Company, total present value of retirement obligations amounted to ₱14,906 million and ₱16,402 million, respectively, while the fair value of the plan assets amounted to ₱4,145 million and ₱3,777 million, respectively. The unfunded present value of pension benefits amounted to ₱10,761 million and ₱12,625 million, respectively. The principal actuarial assumptions used to determine retirement benefits were an investment yield of 9.50% and salary increases of 7.26% to 9.67%. Annual contributions to the retirement plan consist of payment covering the current service cost plus payments toward funding the actuarial accrued liability. Retirement expense amounted to ₱2,400 million, ₱1,142 million, ₱1,142 million in 2003, 2002, and 2001,-respectively (see Note 22). Actuarial valuations are obtained every three years.

Under ASC SFAS 24, "Retirement Benefits Costs," the cost of defined retirement benefits, including those mandated under RA No. 7641, should be determined using an accrued benefit valuation method or a projected benefit valuation method, both of which require an actuarial valuation. Rockwell did not update its actuarial valuation. The management of Rockwell believes, however, that the effect on the consolidated financial statements of the difference between the amount recorded and the amount that would have been booked had they updated their valuation is not significant. Rockwell management plans to update their actuarial valuation in 2004. Retirement expense charged to operations amounted to ₱2.7 million each in 2003, 2002 and 2001.

MIESCOR has a funded, noncontributory, defined benefit retirement plan covering substantially all of its employees. Total retirement expense amounted to ₱1.6 million in 2003 and ₱2.1 million in 2002. At October 31, 2001, the latest valuation date, actuarial present value of retirement benefits amounted to ₱46.2 million. The fair value of plan assets amounted to ₱16.4 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 10% and salary increases of 8%. Actuarial valuations are made every three years.

CIS has a funded, contributory retirement plan covering all of its employees. At July 1, 2003, the actuarial present value of retirement benefits amounted to ₱16 million. The fair value of the plan assets amounted to ₱12 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 9% per year, compounded annually and salary increase rate of 7%. Actuarial valuations are made at least every three years.

The retirement expense on a consolidated basis amounted to ₱670 million, ₱529 million and ₱2,404 million in March 2004, March 2003 and December 2003, respectively.

25. Financial Instruments

The Company has long-term unsecured floating rate dollar debt totaling US$220 million. The Company entered into various interest rate swap agreements generally to swap its floating rate dollar obligations to fixed rate amounts for notional amounts covering 91% of the total unsecured dollar debt. These agreements will expire upon maturity of long-term debt.

The interest rate swap agreements for the US$120 million debt consist of a zero-cost collar that limits the Company's interest rate exposure to between 5.98% and 8% and a fixed rate swap of 5.92% for the period January 19, 2001 to July 19, 2002. The Company subsequently amended the fixed rate swap to a forward rate set structure which reduced the fixed rate to 3.3% for the period July 19, 2002 to April 19, 2003 and to 3.336% for the interest period of April 19, 2003 up to termination date. This swap was pre-terminated in February 2004.

The interest rate swap agreements for the US$100 million debt consist of a structure which fixed the interest rate at 6.37% for as long as the 6-month USD LIBOR is less than 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5%, and a structure which fixed the interest rate at 6.425% with a trigger at 7.5%. In 2001, the Company entered into a forward rate set structure which overlays the trigger swap and reduced the fixed rate to 5.675% for the period April 3, 2001 to April 3, 2002. The fixed rate was subsequently reduced to 4.58% effective

April 3, 2002 to April 3, 2003 and to 4.8816% for the interest period of April 3, 2003 up to termination date. This swap was pre-terminated in February 2004.

The swaps with fixed rates of 3.336% and 4.8816% were simultaneously pre-terminated at a net realized loss of $93,000.00 last February 2004. The gross realized gains and losses on these pre-terminated swaps are intended to be amortized over the term of the respective hedged loans.

The Parent Company entered into a JPY-USD amortizing interest rate swap with notional amount of JPY5.532 million where the Company receives a fixed rate of 5.7% and pays 6-month USD LIBOR plus spread. In January 2003, this swap was pre-terminated at a realized gain of US$450,000. Said unrealized gain is being amortized over the term of the hedged underlying loan.

The interest rate differential, which represents the present value of the excess of interest cost under these interest rate structures over current market interest rates amounted to ₱353.19 million and ₱738.10 million as of December 31, 2003 and 2002, respectively. Such amount is not included in the determination of net income under the current accounting practice.

For the US$220 million debt, the weighted average interest rate at drawdown was 7.83% that included 6-Month USD LIBOR plus spread. Information and analysis of the financial market at that time showed a bias toward increasing US Dollar interest rates. Management therefore, entered into the interest rate structures described above to ensure that the Company's effective interest rates on its long-term debt do not exceed 7%.

26. Contingent Liabilities

a. The Parent Company was assessed by a local government for deficiency franchise tax. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. In addition, the Parent Company is allowed to recover the franchise tax based on the unbundling.

   The Parent Company is contingently liable for liabilities arising from lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts. In the opinion of management and its legal counsel, the eventual liability from these lawsuits or claims, if any, will not have a material effect on the parent company and consolidated financial statements.

b. MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes. Management, after consultations with outside counsels, believes that the probable resolution of these issues will not materially affect the Company's financial position and results of operations.

c. Additional claims of a contractor of Rockwell with respect to the development and construction of the condominium units against Rockwell were resolved in November 2001. Additional amounts to be paid to the contractor have been reflected in the 2001 consolidated financial statements as a charge to cost of real estate and allocated to remaining unsold units for income tax purposes.

27. Significant Contracts and Commitments

Significant contracts and commitments include:

a. Parent Company

   i. NPC

   On November 21, 1994, the Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on January 1, 1995. One of the provisions of RA No. 9136 is for NPC to submit to ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. Under the said law, utilities having TSCs with NPC may nominate their contract demand. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly penalty (billing adjustment) based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the penalty and also served notice that it is exercising its right to terminate as provided in the CSE.

   The billing adjustments amounted to ₱30,413 million and ₱14,685 million as of December 31, 2003 and 2002, respectively. The disputed amount pertains to the difference between

the contracted capacity and energy and the actual capacity and energy offtake from NPC. In addition, NPC has charged the Parent Company interest for the unpaid penalties amounting to ₱2,743 million and ₱797 million as of December 31, 2003 and 2002, respectively. In the event the parent Company will be obliged to pay these amounts, these shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amount as the grounds for which the penalty may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills and interest charges and the corresponding receivable from its customers.

Meanwhile, on March 25, 2003, the Parent Company served a written demand to NPC for payment of claims amounting to ₱8,300 million, for the following: NPC's failure to provide timely transmission service to the Parent Company's IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to the Parent Company, and increase in the cost of QPPL's transmission line caused by the delay in the commissioning of QPPL's power plant.

The Parent Company has entered into mediation talks with NPC to resolve and settle the outstanding issues arising from the CSE. Mediators have been appointed by the two parties and discussions were undertaken between March and June 2003.

As a result of the mediation discussions, the Parent Company signed a Settlement Agreement with NPC on July 15, 2003. Under the Settlement Agreement, the Parent Company shall pay NPC ₱27,500 million, representing the value of the difference between the aggregate contracted energy for the years 2002 to 2004 and the total energy the Parent Company has already bought from January 2002 until April 2003, subject to adjustment from the date of signing and the energy that the Parent Company will purchase from NPC for the rest of 2003 and 2004. On the other hand, NPC shall credit the Parent Company for transmission delays as well as for energy corresponding to NPC's sales to directly connected customers located in the Parent Company's existing franchise areas, totaling ₱7,500 million. The net payable of the Parent Company to NPC amounted to ₱ 20,050 million only which the Parent Company expects to pass on to its customers (being generation costs) and settle with NPC based on the agreed terms of payment. While the estimated schedule of repayment is ₱1,350 million for 2003 and ₱3,350 million for 2004 in the attached annexes to the Settlement, these amounts have to be revised from the time the Settlement becomes effective. In the event the Parent Company defaults in making the payments based on the agreed schedule, NPC may charge interest on the delinquent sum or sums in accordance with the terms of the CSE.

The Settlement Agreement provides for, among others, the following:

- If the Parent Company sources from NPC less than the baseline quantity for a particular billing period, there will be an upward adjustment to the settlement amount due for the billing period computed at ₱1.51 per kwh multiplied to the shortfall between the baseline quantity and the actual Company off take. The baseline quantity for 2003 and 2004 totalled 12,730 GWH and 13,600 GWH, respectively.

If the Parent Company sources from NPC more than the baseline quantity for the particular billing period, there will be a corresponding reduction in the settlement amount equivalent to ₱1.51 per kwh multiplied to the excess off take from NPC.

NPC warrants that it shall reduce the nomination of its capacity to accommodate the Parent Company's IPPs at the contracted minimum energy quantity (MEQ) level. Upon ERC approval of the settlement, NPC shall enter into an Amendatory Dispatch Agreement with the National Transmission Company (TransCo) which shall effectively amend the existing transmission agreements between NPC and the Parent Company for QPPL and FGPC, and which will be stipulated in the transmission agreement to be executed between TransCo and FGP Corp.

- The Parent Company shall pass on to its customers the financial benefit of its IPPs running at the mutually agreed levels, which was estimated at ₱0.25 per kwh (using March 2003 supply month figures). Notwithstanding the pass-through character of the ₱20,050 million settlement liability of the Parent Company, the Settlement Agreement is expected to result to the lowering of rates to consumers.

- In the event the Parent Company purchases electricity beyond the aggregate of the prevailing respective MEQ levels of QPPL, FGPC and FGP Corp., and the baseline quantities from NPC, the Parent Company shall purchase such additional electricity requirements from any supplier, preferably from NPC, in a manner that results in lower costs to consumers, as determined by ERC.

The Settlement Agreement shall take effect upon approval by the ERC for which both parties shall file a petition with the ERC. On November 24, 2003, the Parent Company and NPC filed at the ERC their respective applications for the approval of the Settlement Agreement. The following day, the Parent Company filed a motion for the consolidation of both cases.

In the event ERC disapproves the Settlement Agreement, both Parties shall revert to their respective positions before the mediation. If this happens, the remedy available to both parties, pursuant to the 10-year contract, is arbitration.

Pending approval by the ERC, NPC continues to bill the Parent Company for the difference between the actual and contracted off takes whereas the Parent Company maintains its position of not recognizing the liability. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission.

ii. National Transmission Company (TransCo)

Pursuant to Section 8 of RA No. 9136, TransCo was created and assumed the electrical transmission function of NPC.

iii. FGPC and FGP Corp.

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., a related party of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into purchased power agreements (Agreements) with independent power producers (IPPs), FGPC and FGP Corp., respectively. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

iv. QPPL

The Parent Company entered into a Power Purchase Agreement with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the Commercial Operations Date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. On February 22, 2002, the Parent Company and QPPL signed Amendment No. 3 to the Agreement (Amendment No. 3).

In addition to the Amendment No. 3, the Parent Company and QPPL signed on February 22, 2002 a Settlement and Release Agreement, which provides for the release of both parties from existing claims, known and unknown, relating to parties' past performance or nonperformance under the Agreement.

Although the Parent Company and QPPL have signed the Amendment No. 3 and the Settlement and Release Agreement, the effectivity of the Amendment No. 3 and the Settlement and Release Agreement are subject to the approval of the ERC, the lenders of QPPL and the BOD of the respective parties.

In a letter dated February 26, 2003, the Parent Company informed QPPL that it is contemplating to withdraw the petition for approval of Amendment No. 3 from the ERC

due to certain concerns raised by the ERC. On March 4, 2003, the Parent Company filed a Motion to withdraw the petition. Further, negotiations were held by the parties where the Parent Company sought additional concessions. The parties are in the process of drafting an agreement for concessions that may be finally agreed upon. This agreement will also be submitted to ERC for approval.

v. Duracom Mobile Power Company (Duracom)

The Parent Company entered into a power supply agreement with Duracom on September 15, 1993 that will expire on February 25, 2006, the tenth anniversary of the commencement of commercial operations of Duracom's power plant. Under this power supply agreement, the Parent Company has contracted for 108MW of power on a dispatchable basis. On February 26,1998, the Parent Company contracted an additional 108 MW from Duracom. The Parent Company currently sources approximately 1% of its electricity requirements from Duracom.

On November 21, 2003, the ERC provisionally approved a new rate for Duracom which is equal to the weighted average rate to the Parent Company (total of generation and TransCo charges) of NPC, First Gas Power Corporation, FGP Corporation and Quezon Power Philippines Ltd. This new rate took effect in the supply month of December 2003. Previously, Duracom's rate was equal to NPC's selling rate to the Company.

Details of purchased power follow:

	Mar 2004	Mar 2003	Dec2003
		(Amounts in Millions)	
NPC and TransCo	**₱12,590**	₱13,635	₱54,802
FGPC and FGP Corp.	**11,040**	9,413	42,098
QPPL	**3,344**	3,437	13,605
Duracom and others	**710**	303	1,079
	₱27,684	₱26,788	₱111,584

Total commitments for the purchase of power from FGPC, FGP Corp. and QPPL, including transmission line fees, is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In Kilowatt-Hour)	*(In Millions)*
2004	14,327	67,929
2005	14,297	67,797
2006	14,297	67,797
2007	14,297	67,797
2008 & onwards	246,774	1,168,600

** Based on MEQ rates*

On January 7, 2004, the Parent Company's IPP Independent Review Committee and First Gas/FGP Corp. signed the Amendment to the Power Purchase Agreement (Amendment) between the Parent Company and First Gas/ FGP Corp. The negotiations resulted in a package of concessions worth up to ₱30,000 million, with immediate savings of ₱10,600 million or ₱0.03 per kilowatt-hour for every kilowatt-hour purchased from the First Gas/ FGP Corp. Concessions with immediate value include First Gas shouldering local business and community taxes, while conditional concessions include increasing discounts on excess generation, paying higher penalties for non-performance, and until 2011, not charging the Parent Company for energy delivered beyond the contracted amount but within the 90% capacity quota.

The unrecoverable purchased power cost shown separately as part of "Other income (charges)" in the statements of income relates to the systems loss in excess of the cap allowed under the "Anti-Pilferage of Electricity and Theft of Electric Transmission Lines/Materials Act of 1994" (RA No. 7832) of 9.5%, which the Parent Company is not allowed to recover from its customers. These amounts are shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

b. Rockwell

Rockwell entered into the following contracts related to the construction of "Manansala" condominium project:

- Superstructure works with Summa Kumagai Inc. (SKI) and First Philippine Balfour Beatty, Inc. (FPBB), a subsidiary of FPHC, amounting to a fixed fee of ₱1,680 million, inclusive of all local taxes, overhead, cost of labor and materials and all other costs necessary for the proper execution of the works. Construction works started in April 2003 and expected date of completion is in June 2005.

- Substructure works amounting to a fixed fee of ₱113 million. This was started in October 2002 and was completed in March 2003.

28. Basic Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is calculated by dividing the net income for the period attributable to common shareholders [net earnings (loss) for the period less dividends on preferred shares] by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted earnings (loss) per share, the net income (loss) attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

Income (Loss)

	Mar 2004	Mar 2003	Dec 2003
		(Amounts in Millions)	
Income (loss) from ordinary activities	₱344	(₱325)	₱907
Cash dividends on preferred stock	0	(17)	(83)
Earnings (loss) including depreciation on appraisal increase (a)	344	(342)	824
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate (see Note 22)	155	203	965
Earnings (loss) excluding depreciation on appraisal increase (b)	₱499	(₱139)	₱1,789
Net income	₱344	(₱325)	₱907
Cash dividends on preferred stock	0	(17)	(83)
Earnings (loss) including depreciation on appraisal increase (c)	344	(342)	824
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate (see Note 22)	155	203	965
Earnings (loss) excluding depreciation on appraisal increase (d)	₱499	(₱139)	₱1,789

Shares

	Mar 2004	Mar2003	Dec2003
Weighted average common shares – beginning	999,261,461	999,261,461	999,261,461
Cancelled subscriptions in 2002	-	-	-
Weighted average common shares - basic (e)	999,261,461	999,261,461	999,261,461
Number of shares under option	8,502,691	0	12,090,490
Weighted average number of shares that would have been issued at fair value	0	0	(9,738,812)
Adjusted weighted average common shares - diluted	1,007,764,152	999,261,461	1,001,613,139

Basic Per Share Amounts

	Mar 2004	Mar 2003	Dec2003
Income (loss) from ordinary activities:			
Including depreciation on appraisal increase (a/e)	**₱0.344**	(₱0.342)	₱0.825
Excluding depreciation on appraisal increase (b/e)	**0.499**	(0.139)	1.791
Net income (loss)			
Including depreciation on appraisal increase (c/e)	**₱0.344**	(₱0.342)	₱0.825
Excluding depreciation on appraisal increase (d/e)	**0.499**	(0.139)	1.791

Diluted Per Share Amounts

	Mar 2004	Mar 2003	Dec2003
Income (loss) from ordinary activities:			
Including depreciation on appraisal increase (a/e)	**₱0.341**	(₱0.342)	₱0.823
Excluding depreciation on appraisal increase (b/e)	**0.495**	(0.139)	1.787

The effect of the exercise under the Employee Stock Ownership Plan [see Note 14(b)] is anti-dilutive for the periods ended December 31, 2003, 2002 and 2001. Accordingly, diluted EPS is the same as basic EPS.

29. Other Matters

a. The Parent Company is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Presented below are the Company's foreign currency-denominated monetary assets and liabilities as of December 31, 2003 and 2002, translated at the exchange rates of ₱55.586 and ₱53.254 per US$1, ₱0.5188 and ₱0.4428 per JP¥ 1 and ₱69.3779 and ₱55.1136 per €1, respectively.

	2003				2002
	Foreign Currency			Peso	Peso
	Japanese Yen	Euro	US Dollar	Equivalent	Equivalent
Monetary assets	¥–	€1	$23	₱1,318	₱3,001
Monetary liabilities	7,080	8	585	36,788	39,026
Net	¥7,080	€7	$562	₱35,470	₱36,025

b. RA No. 9136, the "Electric Power Industry Reform Act (Act) of 2001," was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization

of NPC and the restructuring of the electric power industry. IRR was approved by the Joint Congressional Power Commission on February 27, 2002.

RA No. 9136 and the IRR have an impact on the industry as a whole and the Parent Company in particular. RA No. 9136 and the IRR also provide for the following: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kilowatt-hour reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Sec. 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file, with the ERC within six months from the effectivity of the Act, TSC negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50 percent of the income from the related business shall be used to lower wheeling charges. The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior.

The ERC has published its Guidelines on the classification of TransCo's subtransmission assets last November 5, 2003. This document shall determine which subtransmission assets that may be transferred by the TransCo to qualified distribution utilities like Meralco.

Also in accordance with RA No. 9136, the DOE promulgated the WESM Rules on June 28, 2002 after being endorsed by the industry participants. In accordance with the Rules, a Technical Working Group (TWG), in which the Parent Company is a member, was constituted on July 27, 2002 to ensure smooth transition from the promulgation of the Rules to the actual operation the WESM. On August 2003, the TWG endorsed the incorporation of the Philippine Electricity Market Corporation, the entity that will be in charge of the day-to-day operations of the WESM. Meanwhile, on December 5, 2003, the ERC released the draft Price Determination Methodology (PDM) for the WESM for comment. A public consultation on the PDM was conducted by ERC last February 12, 2004.

Electric Power industry participants, including distribution utilities, are mandated to file by the end of 2002 a BSUP for approval by the ERC, pursuant to Section 36 of RA No. 9136 requiring structural and functional unbundling of business activities of electric industry participants. The ERC has, however, extended this deadline. On January 29, 2003, the ERC released for comments the Business Separation Guidelines which provides the framework for the plans to be filed by the industry participants. The Guidelines was finalized and published by the Commission on November 20 and took effect on December 5, 2003. According to the Guideline, distribution utilities' are required to file their proposed BSUP's on or before June 5, 2004.

Based on the initial assessment made by the Company, it is in the process of complying with the provisions of RA No. 9136 and the IRR.

US SEC
File No. 82-3237

OSCAR L. GOMEZ
2004 AUG 20 AM 9:25

10 copies

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-Q
(For the Quarterly Period Ended June 30, 2004)
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. **For the quarterly period ended:** *June 30, 2004*

2. **Commission identification number:** *PW-102*

3. **BIR Tax Identification Code:** *350-000-101-528*

4. **Exact name of issuer as specified in its charter:** *Manila Electric Company*

5. **Country of Incorporation:** *Philippines*

6. **Industry Classification: (SEC use only)**

7. **Address of issuer's principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
   Postal Code: *0300*

8. **Issuer's Telephone Numbers including area code:** *16220*

9. **Former name, former address and former fiscal year, if changed since last report:** *N/A*

10. **Securities registered pursuant to Sections 8 and 12 of the Code, or Sections 4 and 8 of RSA:**

Title of Each Class		*Number of Shares of Common Stock Outstanding*
Class "A"	-	*604,443,401*
Class "B"	-	*402,991,906*
Total	-	*1,007,435,307*

Amount of Debt outstanding: *P98.4 Billion (as of June 30, 2004)*

11. **Are any or all of these securities listed on a Stock Exchange?**

Yes [x] No [ ]

12. **If yes, the name of such Stock Exchange and the class/es of securities:**

Philippine Stock Exchange *Class A and B*

13. **Indicate by check mark whether the registrant:**

(a) **has filed all reports required to be filed under Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporate Code of the Philippines, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports):**

Yes [x] No [ ]

(b) **has been subject to such filing requirements for the past ninety (90) days:**

Yes [x] No [ ]

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

The 2004 Second Quarter Financial Statements is hereto attached and made integral part of this report.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Please refer to the attached 2004 Second Quarter Financial Statements.

PART II – OTHER INFORMATION

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer



DANIEL D. TAGAZA
Senior Vice President and Chief Finance Officer

Date: August 2, 2004

cc Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MANAGEMENT'S DISCUSSION AND ANALYSIS (MDA) OF OPERATION
For the Three Months Ended June 30, 2004

The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Philippine pesos. All references to "pesos", "peso" or "P" are to Philippine pesos. As quoted through the Philippine Dealing System, the average exchange rate of Philippine pesos into U.S. dollars was 55.90 pesos to the dollar at June 30, 2004, as compared to 53.30 pesos to the dollar at June 30, 2003.

This report contains some statements which constitute "forward-looking statements", including statements regarding our intent, belief or current expectations. Any such forward-looking statements are not guarantees of our future performance and involve a number of risks and uncertainties that could affect our business and results of operations. Among the factors that could cause actual results to differ from such statements are adverse consequences resulting from general economic and business conditions in the Philippines, our ability to grow the customer base for our services, demand for electric services in the Philippines, our ability to enter into various funding arrangements, competitive pressures, fluctuations in the Philippine peso – U.S. dollar exchange rate, changes in applicable Energy Regulatory Commission or ERC regulations, subsequent changes in regulatory policies for the Philippine power industry, governmental, statutory, regulatory or administrative initiatives affecting financial, governmental and other institutions in the Philippines, future decisions of judicial and administrative courts, tightening of Philippine exchange controls and political changes in the Philippines.

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements and in accordance with Philippine GAAP.

Introduction

Meralco is the largest electric power distribution company and the largest private sector utility in the Philippines. The company has a franchise, recently consolidated from 50 separate franchises and valid for 25 years from June 2003, to distribute electricity throughout the greater metropolitan Manila area as well as nearby areas on the island of Luzon, covering a population of approximately 19.6 million people. With an estimated electrification rate (defined as the estimated proportion of households with electricity out of all households within the franchise area) of approximately 97%, Meralco's franchise area covers 23 cities and 88 municipalities, including the most urbanized and industrialized areas in the Philippines, and accounts for approximately 25% of the

Philippine population, approximately 58% of all electricity sales in the Philippines and approximately 50% of the country's GDP.

Meralco's business is subject to extensive government regulation, principally by the Energy Regulatory Commission (ERC). The terms of Meralco's franchise, the terms and conditions of its services, the rates that it charges its customers, its rates of return and recoverable costs, the prices at which it purchases power and the areas in which it is allowed to operate, as well as many other aspects of its operations, are all subject to the approval of the Energy Regulatory Commission (ERC), other government agencies or Congress. With the enactment and implementation of Electric Power Industry Reform Act (EPIRA), the Philippine power industry continues to undergo various forms of restructuring affecting all principal sectors of the industry – generation, transmission, distribution and supply. The company believes that it is likely to benefit from further power industry restructuring in important respects, principally by introducing more efficient energy markets. However, the company cannot predict the complete impact of the reform program on the company and other participants in the Philippine power industry and principal elements of the program remain to be implemented.

Any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonable likely to result in the registrant's liquidity increasing or decreasing in any material way.

The major factors affecting the company's financial condition and results of operations are:

- Regulated Rates and Cost Recoveries.
- Electricity Supply.
- Philippine Economic Conditions.
- Exchange Rates.
- Industry Restructuring.
- Covenants
- Rate Application with ERC
- Financial Covenants
- Liquidity

Regulated Rates and Cost Recoveries

The company's rate structure, allowed returns and permitted cost recoveries are the most significant determinants of its operating results. The company's rates are set (with the approval of the ERC) to permit the company to earn a reasonable rate of return on investments it makes toward provision of electric service and are based on the company's Return On Rate Base (RORB). The company's rate structure also permits the company to pass through to its customers certain increases in its costs resulting from increases in purchased power costs, effects of peso depreciation and system loss.

Pursuant to the Supreme Court's final ruling in April 2003, RORB is calculated for regulatory purposes as operating income before operating income tax, divided by rate base, defined as the sum of the appraised value of the company's net utility plant in service at the end of the relevant period plus one-sixth of the company's annual operation and ,maintenance expenses. The previous formula generally resulted in a lower figure for RORB than the formula currently applied. The Supreme Court's decision resolved a series of ERB and court decisions and appeals that began in 1998. The Supreme Court's order required application of the current formula retroactive to February 1994, and ordered a refund of resulting overcharges for the period from February 1994 through May 2003. Before the issuance of the Supreme Court's April 2003 ruling, RORB for regulatory purposes was calculated on a different basis under which operating income was determined after operating income tax and rate base was calculated based on the average of the appraised values of the company's utility plant in service at the beginning and end of the relevant period and also included one-sixth of annual power purchase expense for the relevant period.

As the appraised value of utility plant in service takes account of replacement cost, Meralco's rate base takes into account the effects of inflation and exchange rate fluctuations on its investment in utility plant when basic distribution rates are adjusted from time to time with ERC approval. The ERC (formerly the Energy Regulatory Board or ERB) has approved seven increases in the company's basic rates since 1981 and the most recent increase was granted in November 2003. Historically, Meralco's rate increase applications have been calculated based on a maximum RORB of approximately 12% (a level of RORB that the Supreme Court stated was a reasonable rate of return in a 1966 decision). In the past, the then ERB typically has granted Meralco rate increases based on an allowable RORB of 10.5%. All these RORB calculations were based on the formula for calculating RORB that was applied before May 2003. In the rate increases for the company approved in May and November 2003, the ERC has approved tariffs for the company based on the company's weighted average cost of capital for 2000 of 15.5%, as determined by the ERC. These tariff increases set the RORB to 15.5% for the respective years covered by the rate increase petition using the formula applied since May 2003.

The Purchased Power Adjustment (PPA) and the Currency Exchange Rate Adjustment (CERA) previously allowed the company to pass on automatically to its customers increases and decreases in purchased power costs and the effects of peso depreciation on principal repayments of foreign currency-denominated debt and operation and maintenance expenses. Under new rules promulgated by the ERC, the Generation Rate Adjustment Mechanism (GRAM) and Incremental Currency Exchange Rate Adjustment (ICERA) have replaced the former PPA and CERA mechanisms. The GRAM and the ICERA still allow the company to pass through increases or decreases in power purchase costs and some of the effects of peso depreciation. However, GRAM and ICERA adjustments may only be made quarterly (except in relatively extraordinary circumstances) based on applications by the company and will require ERC approval. In order to mitigate the effect of the time lag between the company's incurrence of increased

costs and the recovery of those increased costs pursuant to approved adjustments, the GRAM and the ICERA each allow adjustments to include a carrying charge representing the financing costs associated with the deferral of recovery at the 91-day Treasury Bill rate plus 300 basis points, but not exceeding 12%.

The company's recovery of costs arising from system loss through the system loss charge in its unbundled rates is limited to expenses of system loss of up to 9.5% of the total power purchased by the company. System loss refers to electrical energy lost due to technical losses and non-technical losses mainly due to pilferage. System loss is calculated as: one minus the fraction obtained by dividing (x) the total power sold and used by the company by (y) the total power purchased by the company. The company's system loss levels have been in excess of this 9.5% cap, increasing from 10.18% to 10.85% from 2000 through 2002. For the year ended December 31, 2002, the company's unrecoverable system loss over the 9.5% cap on recoverable system loss was 1.35% which equaled ₱1,351 million. System loss for the full year 2003 was 10.85%. The company estimates that, based on its 2003 purchased power cost, its pre-tax income is reduced by approximately ₱1,100 million for every percentage point that the company's actual system loss exceeds the cap. System loss for the quarter ended March 31, 2004 was 13.38% as compared to 11.23% of the same period last year.

Electricity Supply

Meralco does not operate its own generation capacity and must purchase all of the power that it distributes from bulk suppliers, such as NPC and IPPs. Meralco is dependent on NPC for power, although its dependence has been decreasing in recent years and the company expects to further reduce its dependence on NPC in the future by purchasing more electricity from IPPs. For the year 2003, the company purchased approximately 58.7% of its requirements from NPC, down from 64.7% for the full year in 2002. For the quarter ended March 31, 2004, the Parent Company purchased approximately 54.6% of its requirements from NPC, down from 62.2% for the same period last year. Meralco's 10-year power purchase agreement with NPC expires in December 2004, which will allow the company to source more of its power from other sources, such as IPPs with which the company has contracted. In addition, as part of the ongoing restructuring of the power industry under EPIRA, the Wholesale Electricity Spot Market (WESM) is expected to be established in the near future to provide a wholesale spot market for power supply which the company will be able to tap.

Philippine Economic Conditions

In recent years, the company has been adversely affected by a general economic slowdown in the Philippines and elsewhere in the world, which has resulted in lower than expected electricity demand, particularly among the company's industrial customers. From 1998 through 2002, the Philippine GDP grew at a compound annual rate of approximately 3.2% (in constant 1985 pesos), compared to 4.5% during the period from

1993 to 1997. Peak demand on the company's system grew at a compound annual rate of 4.8% during the period from 1998 to 2002 and 8.2% during the period from 1993 – 1997.

Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the company's operating results and financial condition in a number of respects. While all the company's revenues are denominated in pesos, as of March 31, 2004, approximately 84% of the principal amount of the company's indebtedness, most of the company's capital expenditures, a substantial portion of the company's power purchase costs and interest expense and a small portion of the company's operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from ₱26.376 : US$1.00 on June 30, 1997, to ₱56.20 : US$1.00 as of March 31, 2004.

Increases in power purchase costs that are indexed to the U.S. dollar will be recoverable under the GRAM, subject to ERC approval, as increased generation costs to the company. Adjustments approved pursuant to the ICERA mechanism will permit the company to recover increased expenses arising from peso depreciation insofar as they relate to increases in the company's foreign currency-denominated operation and maintenance expenses and principal payments on foreign currency-denominated debt. However, increases in foreign currency-denominated capital expenses and interest expense are not adjusted for under ICERA. Approval of adjustments to the company's basic distribution rates (which have been granted seven times since 1981) would be required to order to recover increased capital expenses through an increase in the company's rate base. Adjustments granted pursuant to the GRAM and the ICERA are deferred and amortized as amounts are recovered through adjustments in customers' billings. Foreign exchange losses from increases in interest expense on foreign currency denominated debt are reflected in the company's financial statements under "interest and other financial charges."

Following a period of significant peso depreciation, the consequences to the company could also include the following:

- In peso terms, the amounts payable for debt service, capital and operation and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the company's payment obligations or budgeted capital and other spending. The company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the company's rates and pass-through costs.

- The principal amount of, and interest expense on, the company's foreign currency-denominated debt will increase at relevant period-end dates for

purposes of financial reporting and determination of compliance with the company's financial covenants. This increase can result in immediate adverse movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

- The company will not be able to apply to the ERC for approval of adjustments under the ICERA more frequently than quarterly (except in extraordinary circumstances such as a sudden and severe depreciation of the peso). The ERC has 45 days to evaluate ICERA adjustment applications, after which they are deemed approved. Under some circumstances, however, the company could incur a delay of up to twelve months between the time ICERA-related costs are incurred and the time the adjustments are fully recovered from customers.

Industry Restructuring

Under EPIRA, a fundamental restructuring of the Philippine power industry is under way, which could require significant adaptations by the company in its business. These restructuring measures include:

- The deregulation of, and introduction of competition in, power generation and supply activities and pricing;
- The privatization of NPC's power generating assets;
- The unbundling of the relative costs of the various segments of the power generation, supply, transmission and distribution chain in bills to customers;
- The implementation of open access to available capacity on distribution networks for delivery of power to consumers based on payment of transmission or wheeling charges;
- Freedom of consumers to choose electricity suppliers;
- The implementation of the wholesale electricity spot market, or WESM; and
- Removal of cross-subsidies between different customers and geographic areas built into rates for supply and distribution of electricity, under which Meralco's customers and franchise territory have borne net subsidies for other customers and regions.

The following table shows our selected unaudited consolidated balance sheet accounts, income and cash flow items as of and for the quarters ended June 30, 2004 and June 30, 2003.

	Consolidated Quarter Ended June 30,		%
	2004	2003	Inc.Dec
Balance Sheet:	(in million pesos)		
Assets:			
Utility plant & others	90,453	82,358	9.8
Other property and equipment	5,432	10,403	(47.8)

Cash and cash equivalents	4,019	5,040	(20.3)
Receivables – net	24,781	24,082	2.9
Investments and advances	3,141	3,203	(1.9)
Others	27,014	28,666	(5.8)
Total Assets	154,840	153,752	0.7
Stockholders' Equity & Liabilities			
Capital stock	14,836	14,077	5.4
Appraisal increase in utility plant	28,567	27,579	3.4
Appropriated retained earnings	200	12,600	(98.4)
Unappropriated retained earnings	4,467	(14,136)	(131.6)
Current liabilities	41,653	38,758	7.5
Non-current liabilities	65,117	74,874	(13.0)
Total stockholders' equity and Liabilities	154,840	153,752	0.7
Income/(Loss) Statements:			
Revenues	36,802	34,960	5.3
Purchased power (recoverable)	(29,492)	(28,127)	4.9
Other operating expenses	(4,790)	(4,533)	5.7
Operating income	2,520	2,300	9.6
Other charges	(895)	(1,762)	(49.2)
Income tax	(537)	(138)	289.1
Net Income (Loss)	1,072	391	174.2
Cash Flows:			
Net cash prov'd by operating activities	2,847	2,424	17.5
Net cash used in investing activities	(701)	(841)	(16.6)
Net cash prov'd by financing activities	(2,439)	(1,702)	43.3

Financial Ratios:	**Consolidated As of Jun 2004**	**June 2003**
Current ratio (shall not be less than 1 : 1)	0.71 *	0.84 *
Debt service coverage (not less than 1.3:1)	1.25	1.30
Interest coverage ratio (not less than 3 : 1)	6.35	4.11
Debt to equity ratio (not more than 3 : 1)	2.18	3.40 *
Fixed charged coverage ratio (Min. 3 : 1)	3.69 *	(7.19) *
Debt to net tangible assets ratio (Max .50 : 1)	0.33	0.36
Secured debt to net tangible assets (Max. .4 : 1)	0.10	0.10
Return on net fixed assets in operation (not less than 8%)	4.4%*	(1.7%) *
Self-financing ratio (not less than 20%)	35.9%	9.6% *
Debt service ratio (not less than 1.3 : 1)	9.3	5.6

Notes: 1. Above creditor ratios are computed based on Lender formula and on non- consolidated basis.
2. Figures with * do not conform with covenant requirements.

Covenants

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (P84,848 million as of December 31, 2003, and P78,300 million as of December 31, 2002) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisitions of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. In addition, substantially all of the Parent Company's existing loan agreements contain cross default provisions which may render the outstanding loans due and demandable. For the years ended December 31, 2003 and 2002, the Parent Company did not comply with the minimum required return on net fixed assets of 8% required by two secured creditors. However, the Parent Company has received a waiver on noncompliance to this requirement from one of these secured creditors and has received notice from the other secured creditor that a waiver will be issued subject to certain conditions. In addition, for the years ended December 31, 2003 and 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company, however, continues to service the principal and interest payments at maturity dates and has not received any demand for payment nor have any of its existing creditors commenced default proceedings

Rate Application with Energy Regulatory Commission (ERC)

On October 10, 2003, the Parent Company filed an application at the ERC seeking to adjust Parent Company-related charges by an average P0.1358 per kwh. The Parent Company's rate application was based on (a) an independent appraisal of 2002 assets appraised at an exchange rate of ₱53.096:US$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in Parent Company-related charges of ₱0.12 per kWh, effective January 2004. Under the implementing rules and regulations of Electric Power Industry Reform Act (EPIRA), the ERC has up to one year from the issuance of the provisional

approval within which to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On November 27, 2003, the ERC approved an average provisional adjustment in Parent Company-related charges of ₱0.12 per kWh, effective January 2004. Under the implementing rules and regulations of Electric Power Industry Reform Act (EPIRA), the ERC has up to one year from the issuance of the provisional approval within which to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. The respective memoranda of the parties were submitted to the SC on February 16, 2004. The status quo order remains until lifted by the SC.

Financial Covenants

Our debt instruments contain restrictive covenants and require the Parent Company to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods.

The financial tests under our debt instruments, include maintaining a positive tangible net worth and compliance with the following ratios, to wit:

Unsecured Loans:

- Current ratio on a non-consolidated basis, shall not be less than 1 : 1
- Debt service coverage ratio on a non-consolidated basis, shall not be less than 1.3 : 1
- Interest coverage ratio on a non-consolidated basis, shall not be less than 3 : 1
- Debt to equity ratio (historical value) on a non-consolidated basis, shall not be more than 3 : 1
- Fixed charged coverage ratio on a non-consolidated basis, minimum is 3 : 1.
- Debt to net tangible assets ratio on a non-consolidated basis, maximum is .5 : 1
- Secured debt to net tangible assets ratio on a non-consolidated basis, maximum is .4 : 1

Secured Loans:

- Return on rate base (RORB) on a non-consolidated basis, should not be less than 8%
- Self-financing ratio on a non-consolidated basis should not be less than 20% and
- Debt service ratio on a non-consolidated basis should not be less than 1.3 : 1

The principal factors that can negatively affect our ability to comply with these financial ratios are depreciation of the peso to the US dollar, the short-term loans which will mature on May 2004, and the effect of the Supreme Court ruling with finality to rollback the distribution rate by 16.7 centavos per kilowatt-hour and the customers' refund amounting to ₱23.4 billion as of Mar 31, 2004

To date, due to the negative factors mentioned above, which adversely affect our financials, some of our financial ratios, were not complied with as set forth in the Loan Agreement.

The recent rating made by Standard & Poor's which downgraded Meralco's foreign currency rating to "CC" from "CCC" will put further pressure on the company's liquidity position. The negative outlook reflects Meralco's impaired access to the financial markets and tight liquidity position. Failure to negotiate a favorable agreement with creditors or obtain another rate relief could increase the likelihood of a default and result in a further lowering of the company's corporate rating. A favorable resolution in regards to the Parent Company's short term obligations to creditors and favorable economic demand could alleviate liquidity pressures and improve the company's corporate rating.

Liquidity

To date, the Parent Company has met its capital expenditure requirements, long-term loan amortization, the on-going refund to customers including its trade payables primarily from cash flow from operations, and proceeds of long-term borrowings that are primarily foreign-currency denominated.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities, borrowings from financial institutions and refinancing of short-term borrowings. Meralco's ability to incur long-term debt in the future is subject to a variety of uncertainties, including economic, political and other conditions in the Philippines. In addition, Meralco's ability to incur debt will also be affected by the Government's policies relating to foreign currency borrowings,

the liquidity of the Philippine capital markets, Meralco's operating results and financial condition, and restrictions under its current debt agreements.

The situation under the Company is operating in, as described above, leaves management no choice but to conserve the Company's resources to mitigate the effects of the Supreme Court decision to reduce Meralco's basic rates by 16.7 centavos and return to its customers the amount of 16.7 centavos per kilowatthour it has collected in its billing starting February 1994 and ensure its continued viability.

Recent Developments

January 2004 Provisional Rate Increase

To update its tariffs to reflect more recent cost levels, the company filed a petition with the Energy Regulatory Commission (ERC) on October 10, 2003 to increase its tariffs by an average of P0.1358 per kWh over the rates in effect after the rate increase granted in June 2003. This proposed increase was based on the company's assets in service as of 2002, as appraised in December 2002. On November 27, 2003, the ERC provisionally authorized the company to implement a P0.12 per kWh increase in its tariffs starting January 2004. Under the implementing rules and regulations promulgated pursuant to EPIRA, the ERC has up to one year from the issuance of the provisional approval to finally decide on Meralco's petition. Various consumer groups and government figures, including President Macapagal-Arroyo, have expressed opposition or concern over this provisionally approved rate increase and final approval by the ERC will require a process of hearings and filings with the ERC. On December 23, 2003, the Freedom from Debt Coalition filed a petition for a restraining order, prohibition and injunction against Meralco and the Energy Regulatory Commission for the rate increase. On January 13, 2004, the Supreme Court issued a Status Quo Order. The order stopped the implementation of the temporary rate increase.

Customer Refund

In April 2003, after extensive contests and appeals by the company, the Philippine Supreme Court affirmed its decision ordering the company to pay a refund, estimated to be ₱30,323 million based on operational data of the company as of May 2003 that the Energy Regulatory Board, or ERB, the predecessor to the ERC, had claimed the company overcharged its customers from February 1994 to May 2003. The Supreme Court ruled that the company had improperly included operating income tax in its operating expenses for purposes of calculating its return on rate base, or RORB. This had the effect of reducing the permitted level of the company's rates from February 1994 to May 2003 by P0.167 per kWh.

The company has reached an agreement with the ERC to carry out the refund in four phases. Phase One, which involved refunds totaling approximately ₱2,170 million to residential and commercial customers consuming 100 kWh or less of electricity per month, was approved by the ERC in June 2003. Phase Two, which involves refunds of approximately ₱4,559 million to residential and commercial customers consuming 101 – 300 kWh per month, has also been approved by the ERC and is expected to be completed in February 2004. Phases One and Two represent approximately 22% of the total refund but still satisfy the company's refund obligations to approximately 82% of the customers entitled to the refund.

A schedule for Phase Three, which will involve estimated refunds of approximately ₱4,905 million to residential and commercial customers consuming more than 300 kWh of electricity per month, has been approved by the ERC in an order issued in November 2003. According to the order, Phase Three payments are to commence in January 2004 and should be completed in June 2004. Meralco filed a Motion for Reconsideration, petitioning the ERC to extend the duration of the period to make Phase Three payments up to December 2004. On February 13, 2004, the ERC ruled favorably on the Motion for Reconsideration.

Phase Four will involve estimated refunds totaling approximately ₱18,689 million to commercial and industrial and street-lighting customers, which include the company's highest usage customers. In order to limit the financial burden imposed by the refund, the company has proposed to the ERC that the Phase Four refunds of approximately ₱18,689 million be paid over a period of five years starting in May 2005. The ERC's decision on the company's proposed schedule for paying the Phase Four refunds remains pending.

Income Tax Refund

As a result of the customer refunds discussed in the previous section, the company has effectively overpaid income taxes estimated at ₱8,902 million. This amount represents the income tax effect of the ₱0.167 per kWh rate charged to customers from February 1994 to December 31, 2002, which formed part of the company's revenue for such periods totaling ₱28,728 million. The company amended its income tax returns for 1999 and 2002. For the year ended December 31, 1999, overpaid income taxes amounted to ₱1,126 million and was set up as an asset. For the year ended December 31, 2002, the amended provision for income tax represents the minimum corporate income tax. The amendment of income tax returns for December 31, 2002 resulted in an additional overpayment of income tax of about ₱202 million, which increased the total overpayment for the year December 31, 2002 to ₱495 million. As of December 31, 2002, total overpayment of income tax amounted to ₱1,621 million which was applied as a credit against 2003 income tax payments. Under existing BIR procedures, a taxpayer may file amended income tax returns within a period of three years after the relevant tax year and may pursue a tax refund or tax credit within a period of two years from the date of the erroneous payment. However, under the new Civil Code and rulings of the Supreme Court, the company believes that it has six years within which to file claims for

erroneously paid income taxes from the date of the erroneous payments. The company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,119 million. The company is still discussing with the Bureau of Internal Revenue the issues pertaining to the recovery of income taxes paid on previously reported revenues that will be refunded to the customers. This contingent asset is not recognized in the financial statements unless the realization of income is virtually certain.

Results of Operations

Three Months Ended June 30, 2004 compared to Three Months Ended June 30, 2003

Parent Company

ENERGY SALES

After posting an energy sales growth of 2.2% in first quarter of 2004, sales jumped by 5.2% in the second quarter, reaching a total kilowatt-hour sales volume of 6,436.97 gWh. By month, sales increased by 5.2%, 3.8%, and 6.8% for April, May, and June, respectively, with April and May sales exceeding monthly forecasts. We expect sales to gain further strength in the third quarter with the onset of manufacturing activities for the Christmas season.

The commercial segment continues to lead the growth in energy sales in the second quarter, rising to 2,244 gWh or by 6.5% from the same period last year. Commercial sales is driven by the Retail Trade and Recreational Services segments which grew by 9.1% and 12.7%, respectively in the period. The continued construction of new malls (SM Dasmariñas and Araneta Gateway Mall) and expansion of those existing (SM Fairview) in the second quarter proved to be a big boost to sales.

Sales of the residential segment grew to 2,369 gWh or by 5.6%. Residential sales was driven by customers belonging to the Broad C Segment (those having an average monthly consumption of between 151-800 kWh) whose sales jumped by 6.6%. The prospects for growth in the residential sector is expected to be spurred by the completion of high-rise residential condominiums in the major cities of the franchise area, especially in Metro Manila.

The industrial sector, despite declining in the number of services, remains resilient as its sales grew to 1,790 gWh or by 3.5%, driven by the Electrical Machinery and Food segments which grew by 13.6% and 6.1%, respectively in the period. For the month of June 2004 alone, industrial sales showed its vigor as it registered the highest sales growth among the three major customer segments at 8.3% compared to the same period last year.

REVENUES AND PROFITABILITY

With this sales growth, coupled with the full effects of the 8.65-centavo rate hike implemented starting June 2003, total operating revenues for the second quarter 2004 heightened to P35.937 billion from P34.227 billion for the same period last year, registering a 5.0% increase. Likewise, distribution revenues rose to P 6.445 billion in the second quarter 2004 from P 6.100 billion in the same period last year, or by 5.7%.

Total operating expenses, on the other hand, rose by 4.8% primarily due to the 4.9% rise in purchase power cost.

As a result, operating income surged 7.4%, from P2.200 billion in 2003 to P2.362 billion in 2004. With this, return on rate base for the twelve months ending June 2004 improved to 9.16% from 1.34% in the same period ending June 2003.

Other income (expenses) for the quarter, on the other hand, went down by 52.0% mainly due to the significant decrease in interest and other financial charges by about 70.4% as a consequence of limited borrowings and payment of loan amortizations.

Progressive financial performances of subsidiaries continue to favorably impact the company's bottom line. This quarter, a 10.7% favorable increase in Equity in net earnings of investees from P127.9 million in 2003 to P141.5 million in 2004 augmented the company's net income.

With all these, the Company concluded the second quarter of 2004 with a net income of P1.071 billion as compared to a net income of P391.2 million in the same period in 2003.

Earnings per common share (excluding depreciation on appraisal increase) for the period under review went up by 168.89%, from P0.45 in 2003 to P1.21 in 2004.

AVERAGE RETAIL RATE

Meralco's average retail rate for the second quarter of 2004 declined to P 5.77 per kWh from P 5.91 per kWh in the same period last year. This reduction was achieved despite ERC's Order dated June 2, 2004, approving an adjustment on Meralco's generation charge by P0.1327/kWh effective its June 2004 billing period.

The adjustment was made through the Generation Rate Adjustment Mechanism (GRAM) which covers the company's advance disbursements to generating companies from the period November 2003-January 2004.

SYSTEM LOSS

Unrecoverable purchased power for the second quarter ended June 30, 2004 improved to 11.54%, lower than the rate of 12.06% for the same period last year. The lower system

loss resulted to a corresponding diminished peso-value for the quarter of P615 million compared to P740 million in the same period in 2003.

We have also collected recoveries from electricity pilferage at an average of 9.2 million kWh per month in the second quarter of 2004.

The gain in system loss reduction was made due to the intensified system loss reduction activities especially in the colonies resorting to illegal service connections, the consolidation of all the system loss reduction efforts under our Networks organization, and improved detection activities.

SYSTEM RELIABILITY

System reliability in terms of Interruption Frequency Rate (IFR) and system availability as measured by Cumulative Interruption Time (CIT) continue to reach record levels of 3.85 times (4.95 times in 2Qtr 2003) and 3.12 hours (4.41 hours in 2Qtr 2003), respectively.

This improvement is mainly attributed to the completion of electric system-related projects in the previous three quarters and the intensive effort to prevent recurring outages through a proactive maintenance program.

CAPITAL EXPENDITURES

Capital expenditures for the quarter decreased by 22.8% from P1.675 billion in 2003 to P1.294 billion in 2004. A total of 99.93 percent of capital expenditures in the second quarter of 2004 was attributed to the electric system and a minimal 0.07% was used for non-electric related capital expenditures.

Consolidated

Consolidated Operating Revenues. For the three months ended June 30, 2004, Meralco and Subsidiaries achieved consolidated operating revenues of ₱36,802 million, an increase of 5.3% over the ₱34,960 million achieved in the same period in 2003. This increase was driven primarily by a 5.2% increase in sales volume by the parent company coupled with the full effects of the 8.65 centavo rate hike implemented starting June 2003 and the increase in purchased power cost..

Consolidated Operating expenses. Operating expenses for the quarter ended June 30, 2004, increased to ₱34,282 million, or 5.0% over the ₱32,660 million for the same period in 2003.

	Quarter Ended June 30,		
	2004	2003	% Change
	(in millions)		
Recoverable purchased power	29,492	28,127	4.9
Operations and maintenance	2,563	2,426	5.6
Depreciation and amortization	1,353	1,112	21.7
Taxes other than income tax	231	557	(58.5)
Cost of contracts and services	219	169	29.6
Real estate sold	424	269	57.6
Total	34,282	32,660	5.0

The increase in consolidated operating expenses was primarily due to an increase in the company's purchased power costs. Parent Company's recoverable purchased power cost for the second quarter ended 2004, were ₱29,492 million, or 4.9% over the ₱28,127 million in purchased power cost for the same period in 2003. The increase in purchas ed power cost was due to a 4.6% increase in volume purchased as well as an increase in cost per kWh.

Consolidated operation and maintenance expenses increased by 5.6% to ₱2,563 million for the quarter ended June 30, 2004, compared with ₱2,426 million in the same period in 2003, due primarily to increase in retirement expense, property insurance and use of company vehicles.

Consolidated depreciation and amortization also increased by 21.7% from ₱1,112 million for the 2nd quarter in 2003, to ₱1,353 in same period in 2004, mainly as a result of the continued significant expansion and upgrading of electric distribution system. In addition, the increase also reflected additional expenses related to various utility plant equipment and others placed in service.

The Parent Company's account, *Taxes other than income tax* decreased by 58.5% from ₱557 million in the three months ended June 30, 2003, to ₱231 million in the three months ended June 30, 2004, due to a change in the treatment of franchise taxes. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which were implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rates.

Cost of contracts and services, a subsidiary account, increased by 29.6% from ₱169 million in the second quarter of 2003 compared to ₱219 million of the same period this year primarily due to increase in construction contracts of a subsidiary company..

Real estate sold, also a subsidiary account of Rockwell Land Corporation, increased by 57.6% from ₱269 million in quarter ended June 30, 2003 to ₱424 million in the same period of 2004 due mainly to the intensified marketing campaigns particularly on "Manansala", a residential condominium.

Operating Income. As a result of the foregoing, consolidated operating income increased 9.6% from ₱2,300 million in the 2nd quarter of 2003, to ₱2,520 million in the second quarter of 2004.

Other Income (Charges). During the second quarter ended 2004, other income (charges) were ₱895, a decrease of approximately 49.2% over the ₱1,762 million in other income (charges) for the quarter ended June 30, 2003.

	Quarter Ended June 30,		
	2004	2003	% Change
	(in millions)		
Interest expense and other charges – net	(229)	(815)	(71.9)
Unrecoverable purchased power	(616)	(740)	(16.8)
Equity in net earnings of investee Companies	58	103	(43.7)
Provision for probable losses on disallowed receivables	(108)	(310)	(65.2)
Write-off of disallowed receivables	0	0	
Total	(895)	(1,762)	(49.2)

Interest and other charges - net for the quarter ended June 30, 2004, decreased by 71.9% in comparison to the three months ended June 30, 2003, from ₱815 million to ₱229 million due to a lower debt level.

Parent Company's unrecoverable purchased power above the 9.5% cap on recoverable system loss totaled ₱616 million for the quarter ended June 30, 2004, a decrease of 16.8%, over the total of ₱740 million for the quarter ended June 30, 2003. Major contributors to the performance decline include,: a shift in accounting for system loss recoveries from accrual to the more conservative cash method; the collection of recoveries from electricity pilferage and the intensified system loss reduction activities especially in the colonies resorting to illegal service connections.

Consolidated equity in net earnings of investee companies likewise declined by 43.7 percent, from ₱103 million for the second quarter of 2003, to ₱58 million for the quarter ended June 30, 2004 mainly due to lower income of some subsidiaries.

Provision for probable losses on disallowed receivables. For the quarter ended March 31, 2004, the Parent Company reflected provision of ₱111 million, mainly for Quezon Power transmission line fees.

Consolidated Provision for (Benefit from) Income Tax. Consolidated provision for income tax for the quarter ended June 30, 2004, was ₱537 million, a significant

increase from ₱138 million benefit for the second quarter of 2003, primarily due to the income posted by the Parent Company for the quarter ended June 30, 2004.

Consolidated Net Income (Loss). As a result of the foregoing, net income for the second quarter ended June 30, 2004, was ₱1,072 million, compared to a ₱391 million in the same period in 2003. Again, this was due mainly to the increased growth sales of the parent company.

Capital expenditures of the Parent Company for the three months ended June 30, 2004 was ₱1,294 million, 22.8% lower than the second quarter of 2003 level of ₱1,675 million. The Parent Company limited capital expenditures due to budget constraints, wherein capital projects were prioritized according to importance.

Segment information on Consolidated Capex:	2004	2003
	(Amounts in Millions)	
Power Distribution	₱1,294	₱1,675
Real Estate	16	8
Services	86	139
Total	₱1,396	₱1,822

Cash dividends to preferred stockholders = No payment was made for the second quarter of 2004 primarily due the financial crisis brought about by the rate refund ordered by the Supreme Court, compared to ₱16 million for the quarter ended June 30, 2003.

Unappropriated Retained Earnings bounced back from a deficit of ₱(14,136) million in the first semester of 2003 to earnings of ₱4,467 million, primarily due to the income posted both for the six months ended June 30, 2004 and for the year 2003 including the transfer of appropriated retained earnings amounting to ₱12,600 million.

Basic Earnings Per Common Share on Net Income (Loss) excluding depreciation on appraisal increase for the quarter under review increased by 171.7% from ₱0.448 in 2003 to ₱1.217 in 2004 due mainly to the higher income posted for the second quarter of 2004.

Six Months Ended June 30, 2004 compared to Six Months Ended June 30, 2004

Consolidated

Consolidated Operating Revenues. For the six months ended June 30, 2004, Meralco and Subsidiaries achieved consolidated operating revenues of ₱70,137 million, an increase of 5% over the ₱66,824 million achieved in the same period in 2003. This increase was driven primarily by a 3.8% increase in sales volume by the parent company coupled with the full effects of the 8.65 centavo rate hike implemented starting June 2003 and the increase in purchased power cost..

Consolidated Operating expenses. Operating expenses for the quarter ended June 30, 2004, increased to ₱65,083 million, or 2.1% over the ₱63,721 million for the same period in 2003.

	Six Months Ended June 30,		
	2004	2003	% Change
	(amounts in millions)		
Recoverable purchased power	56,102	54,452	3.0
Operations and maintenance	4,926	4,665	5.6
Depreciation and amortization	2,516	2,374	6.0
Taxes other than income tax	301	1,363	(77.9)
Cost of contracts and services	454	405	12.1
Real estate sold	784	462	69.7
Total	65,083	63,721	2.1

The increase in consolidated operating expenses was primarily due to an increase in the company's purchased power costs. Parent Company's recoverable purchased power cost for the second quarter ended 2004, were ₱56,102 million, or 3% increased over the ₱54,452 million in purchased power cost for the same period in 2003. The increase in purchased power cost was due to a 4.7% increase in volume purchased as well as an increase in cost per kWh.

Consolidated operation and maintenance expenses increased by 5.6% to ₱4,926 million for the semester ended June 30, 2004, compared with ₱4,665 million in the same period in 2003, due primarily to increase in retirement expense, computer consumables and use of company vehicles.

Consolidated depreciation and amortization also increased by 6% from ₱2,374 million for the six months ended June 30, 2003, to ₱2,516 in same period in 2004, mainly as a result of the continued significant expansion and upgrading of electric distribution system. In addition, the increase also reflected additional expenses related to various utility plant equipment and others placed in service.

The Parent Company's account, *Taxes other than income tax* decreased by 77.9% from ₱1,363 million in the six months ended June 30, 2003, to ₱301 million in the six months ended June 30, 2004, due to a change in the treatment of franchise taxes. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which were implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rates.

Cost of contracts and services, a subsidiary account, increased by 12.1% from ₱405 million in the first six months of 2003 compared to ₱454 million of the same period this year primarily due to increase in construction contracts of a subsidiary company..

Real estate sold, also a subsidiary account of Rockwell Land Corporation, increased by 69.7% from ₱462 million in six months ended June 30, 2003 to ₱784 million in the same period of 2004 due mainly to the intensified marketing campaigns particularly on "Manansala", a residential condominium.

Operating Income. As a result of the foregoing, consolidated operating income increased 62.9% from ₱3,103 million in the first six months of 2003, to ₱5,054 million in the first six months of 2004.

Other Income (Charges). During the first semester ended 2004, other income (charges) were ₱2,886, a slight decrease of approximately 2.8% over the ₱2,968 million in other income (charges) for the semester ended June 30, 2003.

	Six Months Ended June 30,		
	2004	2003	% Change
	(amounts in millions)		
Interest expense and other charges – net	(1,160)	(1,656)	(30.0)
Unrecoverable purchased power	(1,689)	(1,203)	40.4
Equity in net earnings of investee Companies	182	201	(9.5)
Provision for probable losses on disallowed receivables	(219)	(310)	(29.4)
Total	(2,886)	(2,968)	(2.8)

Interest and other charges - net for the six months ended June 30, 2004, decreased by 30% in comparison to the six months ended June 30, 2003, from ₱1,656 million to ₱1,160 million due to a lower debt level.

Parent Company's unrecoverable purchased power above the 9.5% cap on recoverable system loss totaled ₱1,689 million for the semester ended June 30, 2004, a

increase of 40.4%, over the total of ₱1,203 million for the six months ended June 30, 2003 because of the higher system loss level of 12.42% for the six months ended June 30, 2004 as against 11.66% for the same period of last year.

Consolidated equity in net earnings of investee companies likewise declined by 9.5 percent, from ₱201 million for the first six months of 2003, to ₱182 million for the six months ended June 30, 2004 mainly due to lower income of some subsidiaries.

Provision for probable losses on disallowed receivables. For the six months ended June 30, 2004, the Parent Company reflected provision of ₱219 million as compared to ₱310 million of last year, mainly for Quezon Power transmission line fees.

Consolidated Provision for Income Tax. Consolidated provision for income tax for the semester ended June 30, 2004, was ₱691 million, a significant increase from ₱38 million provision for the same period of 2003, primarily due to the income posted by the Parent Company for the six months ended June 30, 2004.

Consolidated Net Income. As a result of the foregoing, net income for the semester ended June 30, 2004, was ₱1,416 million, compared to a ₱66 million in the same period in 2003. Again, this was due mainly to the increased growth sales of the parent company.

Capital expenditures of the Parent Company for the six months ended June 30, 2004 was ₱2,590 million, 16.7% lower than the first six months of 2003 level of ₱3,109 million. The Parent Company limited capital expenditures due to the ongoing customers' refund and budget constraints, wherein capital projects were prioritized according to importance.

Segment information on Consolidated Capex:	2004	2003
	(Amounts in Millions)	
Power Distribution	₱2,590	₱3,109
Real Estate	29	37
Services	91	156
Total	₱2,710	₱3,302

Cash dividends to preferred stockholders = No payment was made for the first six months of 2004 primarily due to the financial crisis brought about by the rate refund ordered by the Supreme Court, compared to ₱34 million for the six months ended June 30, 2003.

Basic Earnings Per Common Share on Net Income excluding depreciation on appraisal increase for the first semester under review increased by 457.1% from ₱0.308 in 2003 to ₱1.716 in 2004 due mainly to the higher income posted for the fist six months of 2004.

Liquidity and Capital Resources

The following table shows the company's cash flows on a consolidated basis as of and for the quarters ended June 30, 2004 and 2003 and six months ended June 30, 2004 and 2003:

	Second Quarter		Calendar Yr to Date	
	2004	2003	2004	2003
	(Amounts in millions)			
Cash Flows				
Cash and cash equivalents, beginning	P4,312	P5,159	P5,320	P6,832
Net cash provided by operating activities	2,847	2,424	(440)	(850)
Net cash used in investing activities	(701)	(841)	3,152	594
Net cash provided by (used in) financing activities	(2,439)	(1,702)	(4,013)	(1,536)
Cash and cash equivalents, End	4,019	5,040	4,019	5,040

At June 30, 2004, consolidated cash and cash equivalents fell to ₱4,019 million compared to ₱5,040 million at June 30, 2003. Principal sources of cash for the second quarter of 2004 were cash flow from operating activities totaling ₱2,847 million, and ₱275 million from issuance of preferred stock. For the six months ended June 30, 2004, net cash provided by operating activities amounted to (₱440) . Other sources of cash for the semester include proceeds from issuance of preferred stock, ₱638 million and increase in customers' deposits, ₱109 million. These funds were used primarily for capital expenditures, amounting to ₱1,396 million and debt service payments for short-term debt and long-term debt of ₱136 million, and ₱2,248 million, respectively for the second quarter of 2004. For the six months period of 2004, capital expenditures amounted to ₱2,710 million, and debt service payments for short-term and long-term were P626 million and ₱3,822 million respectively.

As of June 30, 2003, cash and cash equivalents totaled ₱5,040 million. Principal sources of cash for the second quarter of 2003 were cash flows from operations totaling ₱2,424 million and drawings from existing long-term credit facilities totaling ₱279 million and increase in customers' deposits amounting to ₱279 million. On the other hand, for the semester ended June 30, 2003, the principal sources of cash were cash flows from operating activities totaling (P850) million, proceeds from long-term loans totaling P307 million and increase in customer deposits amounting P667 million among others. These funds were used primarily for capital expenditures, including capitalized interest, of ₱3,302 million and debt service payment for short-term debt and long-term debt of ₱736 million and ₱2,051 million, respectively.

Operating Activities

For the quarter ended June 30, 2004, net cash flows used in operating activities slightly increased to ₱2,847 million compared to ₱2,424 million for the same period in 2003 due to the higher income and various adjustments before working capital changes.

Investing Activities

For the three months ended June 30, 2004 and 2003, net cash used in investing activities were (₱701) million and (₱841), respectively. Capital expenditures for the three months ended June 30 were ₱1,396 million in 2004 and ₱1,822 in same period of 2003, a decrease of 23.4% due to trimming down of budget brought about by the refund issue the Company is facing currently.

Financing Activities

Net cash used in financing activities for the quarter June 30, 2004 and 2003 were (₱2,439) million and (₱1,702) million respectively. Principal repayments on short-term and long-term loans as of the close of the three months ended June 30, 2004 totaled ₱2,384 million compared to ₱2,355 million in the same period of last year.

Debt Financing

For quarter ended June 30, 2004, long-term debt stood at ₱21,650 million as compared with ₱27,489 million for the same period in 2003. For the quarter ended June 30, 2004, Parent Company's repayments on long-term debts amounted to ₱2,151 million compared to ₱1,873 million for the same period in 2003.

The parent company's drawings from existing credit facilities during the second quarter of 2003 totaled ₱279 million, and no drawings during the three months ended June 30, 2004. Short-term and long-term debt at the end of quarter of June 2004 totaled ₱26,914 million, a decrease of ₱7,002 million, or 20.6%, from ₱33,916 million at the quarter end of June 2003.

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows: (See Note 15 of Notes to Financial Statements)

Period	Amount in Original Currency					Total Peso Equivalent
	US Dollar	Japanese Yen	Euro	CHF	Philippine Peso	
				(in millions)		
July 1 to December 31, 2004	50	506	2.0	0.19	650	3,863
January 1 to December 31, 2005	76	1,011	2.0	0.39	1,815	6,736
January 1 to December 31, 2006	14	1,011	0.5	0.39	124	1,477
2007 thereafter	89	4,047	1.9	1.55	6	7,257
	229	6,575	6.4	2.52	2,595	19,333

Comprehensive Liability Management Plan (CLMP)

On December 4, 2002, the Parent Company announced the creation of a special committee to oversee the formulation and execution of a sustained viability plan and program under the CLMP.

The Parent Company has short-term and long-term maturing in 2004 amounting to P12,954 million. It has various options for refinancing its maturing debts. Due financial constraints facing the Parent Company, short-term lenders have agreed to further extend payment of short-term loans due in June 2004 for another 90 days and will consider further extensions until the Parent Company can complete its refinancing program in 2004.

On June 24, 2003, the Parent Company's stockholders approved the issuance of additional bonded indebtedness of up to US$600 million or its equivalent currencies. The Parent Company filed an application of similar nature with the ERC last September 5, 2003 which was provisionally approved by the ERC on January 9, 2004. Public hearings on the Parent Company's application are currently ongoing.

Contingent Liabilities and Off-Balance Sheet Financing

The company, Meralco Industrial Engineering Services Corporation, or MIESCOR, and Rockwell Land Corporation, or Rockwell, have contingent liabilities with respect to claims, lawsuits and taxes. The company's management, after consultations with outside counsel, believes that the final resolution of these claims, lawsuits and tax matters will not materially affect its financial position and results of operations. The company has no off-balance sheet financing.

Equity Financing

The company has issued non-voting, non-convertible redeemable preferred shares to certain customers who are located more than 30 meters from an existing line or wire operated by Meralco in order to finance the installation of additional facilities to connect such customers to Meralco's facilities. The preferred shares earn dividends at 10% per annum and after five years are redeemable at the option of either the company or the holder. As of June 30, 2004, there were 184 million preferred shares issued and outstanding in respect of which ₱1,844 million of capital had been paid into the company.

(ii) Any events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

Covenants

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (P84,848 million as of December 31, 2003, and P78,300 million as of December 31, 2002) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisitions of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. In addition, substantially all of the Parent Company's existing loan agreements contain cross default provisions which may render the outstanding loans due and demandable. For the years ended December 31, 2003 and 2002, the Parent Company did not comply with the minimum required return on net fixed assets of 8% required by two secured creditors. However, the Parent Company has received a waiver on noncompliance to this requirement from one of these secured creditors and has received notice from the other secured creditor that a waiver will be issued subject to certain conditions. In addition, for the years ended December 31, 2003 and 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company, however, continues to service the principal and interest payments at maturity dates and has not received any demand for payment nor have any of its existing creditors commenced default proceedings.

(iii) All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

Not Applicable.

(iv) Any material commitments for capital expenditures, the general purpose of such commitments, and the expected sources of funds for such expenditures should be described;

2004 Capital Expenditure Requirements

Electric Capital Projects: (in million Pesos)	
a. System Requirements	₱1,727
b. Customer Allocation	2,540
c. Miscellaneous Allocation	1,389
Non Electric Projects	9
Other Capitalized Items	85
Total Capex	**₱5,750**

To date, the company has met, and expected that it will continue to meet, its capital expenditure requirements primarily from cash flow from operations and long-term borrowings that are primarily foreign-currency denominated.

The company is required by the ERC to take necessary steps, including making necessary capital expenditures, to build and maintain its network so as to meet minimum performance and service requirements and in any event to make capital expenditures in each year at least equal to the amount of depreciation taken in the prior years. Most expenditures on transmission and substation projects, supervisory control and distribution automation, and distribution line projects are non-discretionary. The remaining capital expenditure is discretionary, which encompasses allocation projects, telecommunications projects and other non-electrical capital expenditure. If the actual peak demand is lower than the forecasted demand, a portion of the non-discretionary capital expenditure may become discretionary.

The company has a tentative capital expenditure budget of ₱5,750 million for the year 2004. Due to financial constraints brought about by the refund issue and the inability to restructure and or refinance maturing obligations, the budgeted amount could be trimmed down further to ₱5 billion. Meralco has to prioritize its projects to only those deemed urgent in this year's (2004) project line up. Funding of capital expenditures will be sourced primarily from internally generated cash flow, availments from existing credit lines and borrowings from local and foreign financial institutions.

The ₱5,750 million approved capital expenditure budget is geared to support projects on areas with large concentration of core customers, give priority to correction of normal deficiencies in the system, stretch loading limits of our facilities and initiate practical and cost-effective projects to correct system deficiencies.

Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations should be described.

Rate Applications with ERC

On October 10, 2003, the Parent Company filed an application at the ERC seeking to adjust Parent Company-related charges by an average P0.1358 per kwh. The Parent Company's rate application was based on (a) an independent appraisal of 2002 assets appraised at an exchange rate of ₱53.096:US$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in Parent Company-related charges of ₱0.12 per kWh, effective January 2004. Under the implementing rules and regulations of Electric Power Industry Reform Act (EPIRA), the ERC has up to one year from the issuance of the provisional approval within which to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. The respective memoranda of the parties were submitted to the SC on February 16, 2004. The status quo order remains until lifted by the SC.

Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the company's operating results and financial condition in a number of respects. While all the company's revenues are denominated in pesos, as of June 30, 2004, approximately 84% of the principal amount of the company's indebtedness, most of the company's capital expenditures, a substantial portion of the company's power purchase costs and interest expense and a small portion of the company's operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from ₱26.376 : US$1.00 on June 30, 1997, to ₱55.90 : US$1.00 as of June 30, 2004.

Increases in power purchase costs that are indexed to the U.S. dollar will be recoverable under the GRAM, subject to ERC approval, as increased generation costs to the company. Adjustments approved pursuant to the ICERA mechanism will permit the company to recover increased expenses arising from peso depreciation insofar as they relate to increases in the company's foreign currency-denominated operation and maintenance expenses and principal payments on foreign currency-denominated debt. However, increases in foreign currency-denominated capital expenses and interest expense are not adjusted for under ICERA. Approval of adjustments to the company's basic distribution rates (which have been granted seven times since 1981) would be required to order to recover increased capital expenses through an increase in the company's rate base. Adjustments granted pursuant to the GRAM and the ICERA are deferred and amortized as amounts are recovered through adjustments in customers' billings. Foreign exchange losses from increases in interest expense on foreign currency denominated debt are reflected in the company's financial statements under "interest and other financial charges."

Following a period of significant peso depreciation, the consequences to the company could also include the following:

In peso terms, the amounts payable for debt service, capital and operation and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the company's payment obligations or budgeted capital and other spending. The company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the company's rates and pass-through costs.

The principal amount of, and interest expense on, the company's foreign currency-denominated debt will increase at relevant period-end dates for purposes of financial reporting and determination of compliance with the company's financial covenants. This increase can result in immediate adverse movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

The company will not be able to apply to the ERC for approval of adjustments under the ICERA more frequently than quarterly (except in extraordinary circumstances such as a sudden and severe depreciation of the peso). The ERC has 45 days to evaluate ICERA adjustment applications, after which they are deemed approved. Under some circumstances, however, the company could incur a delay of up to twelve months between the time ICERA-related costs are incurred and the time the adjustments are fully recovered from customers.

Any significant elements of income or loss that did not arise from the registrant's continuing operations;

There are no significant elements of income or loss not arising from continuing operations.

(vii) The causes for any material changes from period to period in one or more line items of the registrant's financial statements;

MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Non-current Assets

- Consolidated Utility Plant and Others at revalued amounts increased from ₱82,358 million in June 2003 to ₱90,453 million in June 2004 due to construction work in progress completed and the appraisal increase recorded for the year.

- Other Property and Equipment which is a Parent Company account, declined by 47.8 percent from ₱10,403 million in June 30, 2003 to ₱5,432 million in June 30, 2004, due mainly to the reduced capital expenditures and completed construction work in progress.

- Land held for future developments- at cost ,a Rockwell Land Corporation account, declined by ₱453 million, from ₱1,286 million in June 2003 to ₱833 million in June 2004 due to the assignment of certain parcels of land as security for loans.

- Other non-current assets slightly increased from ₱21,904 million as of June 30, 2003 to ₱22,816 million in June 30, 2004, mainly due to increases in Fuel True Up from ₱4,544 million in June 2003 to ₱8,286 million in June 2004 and Prepaid Income Tax amounting to ₱1,056 million among others.

Current Assets

	Consolidated		
	2004	2003	% Change
Cash and cash investments	4,019	5,040	(20.3)
Receivables – net	24,781	24,082	2.9
Inventories	1,371	1,639	(16.4)
Deferred income tax	1,340	1,339	0.1
Other current assets	654	2,498	(73.8)
Total	32,165	34,598	(7.0)

- Cash and cash investments decreased as a result of the ongoing customers' refund from P5,040 million in June 2003 to P4,019 million in June 2004, or 20.3%.

- Consolidated Receivables net of allowance for doubtful accounts, slightly increased from ₱21,055 million in June 2003 to ₱21,888 million as of June 30, 2004 due to the increase in revenues.

- Consolidated inventories as of June 30, 2004 decreased from ₱1,639 million in June 2003 to ₱1,371 million, due to a slow down in capital expenditures mainly due to cash flow constraints brought about by the refund to customers.

- Deferred income tax assets is almost flat with a minimal .1% increase from ₱1,339 million in June 2003 to ₱1,340 million in June 2004.

- Other current assets also decreased, from ₱2,498 million in June 30, 2003 to ₱654 million in June 2004, or 73.8% due to a reduction in the balance of advance payments to suppliers from ₱590 million in June 2003 to ₱50 million in June 2004.

Stockholders' Equity

	Consolidated 2004	2003	% Change
Preferred stock	1,844	1,013	82.0
Common stock	10,074	9,993	0.8
Capital in excess of par value	2,920	2,979	(2.0)
Deposits on subscriptions to Preferreds	93	149	(37.6)
Subscription receivable, common	(95)	(57)	66.7
Revaluation increment in property	28,567	27,579	3.6
Appropriated retained earnings	200	12,600	(98.4)
Unappropriated retained earnings	4,467	(14,136)	(131.6)
Total	48,070	40,120	**19.8**

- Preferred Stock increased from ₱1,013 million in June 2003 to ₱1,844 million in June 2004 due to the increase in customers requiring the purchase of preferred shares to help finance electric projects.

- Common Stock also increased due the 12th Employee Stock Option Plan offered by the Parent Company to its employees during the first quarter of this year, from ₱9,993 million in June 2003 to ₱10,074 million in the same period this year.

- Deposits on subscriptions to Preferred stock , on the other hand, decreased due mainly to increased issuances.

- The subscriptions of the 12th Offering by employees of the Parent Company was the reason behind the 66.7% increased in Subscription receivable, Common.

- Appraisal increase in utility plant and others increased by 3.6% from ₱27,579 million in June 2003 to ₱28,567 million in June 2004 as a result of the asset appraisal completed by the Parent Company in September 2003.

- Reflecting the Net Loss incurred in 2002 amounting to ₱28,181 million as a result of the recognition of an Extraordinary Loss due to the Customer Refund, the Parent Company's Unappropriated Retained Earnings(Deficit) for the quarter ended June 30,

2003 was (₱14,136) million. In 2003, the balance in the Appropriated retained earnings of ₱12,600 million was transferred to Unappropriated Retained Earnings to beef up the deficit. In addition, the Net Income earned in 2003 amounting to ₱907 million, including the first semester of 2004 income amounting to ₱1,416 million, resulted to significant improvement in the Unappropriated Retained Earnings amounting to ₱4,467 million.

Parent Company Retained Earnings was also adjusted upward for the reversal of self-insurance expenses. Accrual for self-insurance will no longer be done in compliance with International Accounting Standards.

Non-current Liabilities

	Consolidated		
	2004	2003	% Change
	(amounts in millions)		
Customers' refund non-current	18,689	23,563	(20.7)
Long-term debt net of current portion	13,709	20,735	(33.9)
Customers deposits	13,364	12,591	6.1
Liability arising from deferred fuel costs	8,286	4,544	82.4
Deferred income tax	2,283	4,459	(48.8)
Provisions	3,058	2,849	7.3
Estimated liability for project develop.	1,610	2,414	(33.3)
Other non-current liabilities	1,470	773	90.2
Total	**62,469**	**71,928**	**(13.2)**

- Customers Refund - noncurrent portion represents the balance of the customers refund not yet due within one year. As of June 30, 2004 this amounted to ₱18,689 million, lower than the June 30, 2003 balance of ₱23,563 million or 20.7%, due to the transfer of the amounts due within one year to the Customers Refund-current account.

- Long-term debt – net of current portion decreased by 33.9 percent due mainly to the transfer of the amounts due within one year, from ₱20,735 million in June 30, 2003 to ₱13,709 million in June 30, 2004. The bulk of the amount pertains to the unsecured loans which are classified as current. (see notes to financial statements)

- Customers' deposits – non-current balance of the Parent Company as of June 30, 2004 is ₱13,364 million, 6.1 percent higher compared to the June 30, 2003 figure of ₱12,591 million. The 6.1% increment could be attributed to increase in customers for the period under review.

- Liability arising from deferred pass-through fuel costs increased from ₱4,544 million in June 2003 to ₱8,286 million in June 2004 due to additional costs incurred in 2003 amounting to USD 64 million.

- Deferred income tax , a parent company account, decreased from ₱4,459 million in June 2003 to ₱2,283 million in June 2004, or (48.8%) brought about by prior year's adjustment in connection with customers' refund.

- Operating and Other Reserves which is Parent Company account, amounted to ₱3,058 million as of June 30, 2004. Of this amount, ₱2,567 million pertains to the interest differential on meter and service deposits and ₱491 million pertains to provisions for various tax assessments and legal claims. In June 30, 2003, the balance amounted to ₱2,192 million for the interest differential on meter and service deposits.

Current Liabilities

	Consolidated		
	2004	2003	% Change
	(amounts in millions)		
Notes payable	5,264	6,427	(18.1)
Accounts payable & other current liab.	22,666	18,744	20.9
Customers' refund	4,368	6,134	(28.8)
Long-term debt current portion	7,941	6,754	17.6
Income tax payable	1,414	699	102.3
Total	41,653	38,758	7.5

- Consolidated Notes Payable declined by 18.1 percent, from ₱6,427 million as of June 30, 2003 to ₱5,264 million in June 30, 2004, due to the partial retirement of parent company's short-term loans.

- Accounts payable comprises mostly payables to big suppliers of Meralco, like Napocor and several Independent Power Producers. The 20.9% increased therefore could be attributed to increased sales for the period under review, from ₱18,744 million last year to ₱22,666 this year.

- Customers' refund – current decreased by 28.8%, from ₱6,134 million last year to ₱4,368 million as of June 2004 mainly due to the effort of the Parent Company to managed the scheduled three phases of the refund implementation which started last year.

- Long-term debt –current portion increased from ₱6,754 million in June 30, 2003 to ₱7,941 million in as of June 30, 2004. This is due to the higher level of debt amortization scheduled within a one year period, particularly the unsecured portion of the loans.

- Income tax payable increased from P699 million in the first half of 2003 to P1,414 million in the same period under review due to higher income, both the parent and the subsidiaries.

(viii) Any seasonal aspects that had a material effect on the financial condition or results of operations.

A. Seasonality

The following table sets forth the company's quarterly sales in gWh.

	2004	2003	2002
		(in gWh)	
Quarterly Sales			
First Quarter	5,590	5,470	5,007
Second Quarter	6,437	6,116	5,948
Third Quarter		6,157	5,931
Fourth Quarter		6,091	5,936
Totals	12,027	23,834	22,822

The company's business evidences a degree of seasonality on both a quarterly and half-yearly basis. The second and particularly the third quarters are typically periods of greater electricity demand. The first, and to a lesser extent, the fourth quarters tend to be periods of comparatively reduced demand from the company's customers because of cooler temperatures and the reduction of production by industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The company's industrial customers generally increase production during the third quarter and, accordingly, a higher proportion of the company's revenues are earned in the second half of the year.

The nature and amount of changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years, if those changes have a material effect in the current interim period.

The impact of the Supreme Court ruling with finality to rollback the **distribution rate** by 16.7 centavos per kilowatt-hour and the booked refund to customers from February 1994 to December 2002 amounting to ₱30.3 billion will greatly affect our cash flows and the Parent Company has no recourse but to scale down the budgeted capital expenditures for the year 2004 from ₱6.5 billion to approximately ₱5.75 billion. For Phases I to III of the Refund Implementation, as of June 30, 2004, 65% or ₱6.9 billion

has been refunded either through application / credit to bills or outright cash refund while 35% or ₱4.8 billion remains unclaimed for services with terminated contracts. The Energy Regulatory Commission (ERC), in an order docketed last February 13, 2003, granted Parent Company's appeal to implement Phase III of the refund in 12 months instead of the six months the Commission earlier ordered.

Issuances, repurchases, and repayments of debt and equity securities;

Issuances =	None
Repurchases =	None

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

Period	U.S. Dollar	Amount in Original Currency Japanese Yen	Euro	CHF	Philippine Peso	Total Peso Equivalent
		(in millions)				
July 1 to December 31, 2004	50	Y506	2	0.19	650	₱3,863
January 1 to December 31, 2005	76	1,011	2	0.39	1,815	6,736
January 1 to December 31, 2006	14	1,011	0.5	0.39	124	1,477
2007 thereafter	89	4,047	1.9	1.55	6	7,257
	229	6,575	6.4	2.52	2,595	19,333

Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period:

1. **Refund Case (SC Decision on April 30, 2003)**

Filing of Phase III & IV

The Company filed last Friday (October 24, 2003) with the Energy Regulatory Commission our formal proposal for the last two phases of the refund implementation. In the application Meralco filed before the ERC, Phase III will be from March 2004 to February 2006. It will cover customers with a monthly consumption of 301 kWh and above based on their April 2003 bill. The refund mode for the third phase is a fixed monthly credit to bill, the amount of which will be derived by dividing the gross refund amount by 24 months All necessary details such as gross refund amount, total kilowatt-hours to be refunded and other pertinent information will be reflected in the customers March 2004 bill, similar to Phase I and II – refund implementation. Refund period for Phase III terminated

contracts will be from March to April 2006. The refund mode for this particular account will be in cash, net of all arrears.

For Phase IV of the refund (commercial and industrial customers and all other customers not covered by Phase I to III), the Company proposed to the ERC that the refund mode will either be through financial instrument incorporating a liquidity mechanism or fixed credit to bills depending on the gross refund amount. The financial instrument will provide our customer the ability to liquidate their "refund coupons" whenever they want and at the same time give Meralco the time to recover from cash flow difficulty and normalize its credit ratings. Processing of the refunds through financial instrument would be completed by June 2004. The refund period for the other option, which is fixed credit to bill, will be from July 2005 to March 2010 or 57 months. The refund either via a financial instrument or check will be net of arrears.

In its October 24 submission, Meralco emphasized that its proposal for Phases III and IV were predicated on the following assumptions:

- Meralco is afforded a timely rate relief on its pending (October 10m 2003) application, as well as succeeding ones to be filed pursuant to RA 9136.
- Meralco successfully concludes the refinancing of its existing financial obligations, presently being discussed by Meralco with its creditors.

Various Highlights of the Quarter Ended June 30, 2004

Magna Carta for Residential Customers

The Energy Regulatory Commission (ERC) promulgated the "Magna Carta for Residential Customers", which took effect last July 19, 2004. The Magna Carta codifies the various rights and obligations of residential electricity end-users, and includes provisions that standardize the process for the connection and disconnection of electric service, information on power interruptions, and responsibility of consumers to pay electric bills on time.

The Magna Carta also exempts residential customers from payment of meter deposits. It also gives them the right to ask for a refund of bill deposits after establishing a 3-year record of prompt payment. These provisions, however, will be subject to implementing guidelines that ERC will promulgate.

Meralco has estimated that meter deposits of residential customers, including accrued interest, amount to P1.3 billion, while residential bill deposits total P2.9 billion (including accrued interest).

Supreme Court decision on Meralco's 12 ctvo. Per kWh Provisional Adjustment

In a Decision dated June 15, 2004, the Supreme Court (SC) ruled on a petition filed by the Freedom from Debt Coalition against the 12-c/kWh provisional adjustment (PA) granted by the ERC to Meralco last November 27, 2003. In its petition, the Freedom from Debt Coalition cited two arguments against the provisional increase of Meralco namely, ERC's power to grant provisional adjustments and ERC's grave misabuse of its authority in granting such an adjustment.

In its decision, the high court upheld the ERC's power to grant provisional adjustments *ex-parte*, that is, without need for public hearings. However, the Supreme Court also overturned the 12-c/kWh provisional adjustment for non-observance of procedural requirements.

Both the ERC and Meralco filed separate motions asking the Supreme Court to reconsider its order. The Supreme Court has yet to rule on these motions.

The effect of changes in the composition of the issuer during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructuring, and discontinuing operations; and,

No changes has been made during the interim period.

Changes in contingent liabilities or contingent assets since the last annual balance sheet date.

The contingent liability for the Supreme Court Case on December 31, 2002 is now a liability. As of June 30, 2004, Customers' Refund – non-current amounts to ₱18.7 billion compared to the same period last year of ₱23.6 billion. On the other hand, Customers' Refund – current portion is down by 28.8 percent from ₱6.1 billion in June 30, 2003 to ₱4.4 billion as of June 30, 2004.

(See notes to Financial Statements)

Any material commitments for capital expenditures, the general purpose of such commitments and the expected sources of funds for such expenditures.

Capital expenditures of the Parent Company for the second quarter decreased by 22.7% from ₱1,675 million in 2003 to ₱1,294 million in 2004. A total of 99.93 percent of capital expenditures in the second quarter of 2004 was attributed to the electric system and a minimal 0.07% was used for non-electric related capital expenditures.

On a consolidated basis, capital expenditures for the second quarter also decreased by 23.4% from ₱1,822 million in 2003 to ₱1,396 million in 2004. For the six months ended June 30, 2004, capital expenditures on a consolidated basis decreased by 17.9%, from ₱3,302 million to ₱2,710 million, mainly due to financial constraints brought about by customers' refund per Supreme Court decision and the inability to restructure and or refinance maturing obligations.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities and contend with meager resources due to financial problems brought about by the ongoing refund to customers.

A reduced budget of ₱5.75 billion from the original figure of ₱6.5 billion was allotted to finance this year's capital expenditures. With this very tight budget, Meralco has to prioritize its projects to only those deemed urgent in this year's project line-up and projects of lesser priority will have to be deferred for next year if the Company's financial condition improves.

Meralco's ability to incur long-term debt in the future is subject to a variety of uncertainties, including economic, political and other conditions in the Philippines. In addition, Meralco's ability to incur debt will also be affected by the Government's policies relating to foreign currency borrowings, the liquidity of the Philippine capital markets, Meralco's operating results and financial condition, and restrictions under its current debt agreements

Any significant elements of income or loss that did not arise from the issuer's continuing operations.

For the second quarter of 2004, the company operated under normal business conditions, except for the net effect of the Supreme Court's ruling with finality to rollback the Parent Company's "distribution rate" by 16.7 centavos per kWh up to May 2003 and the recognition of customer refunds amounting to approximately ₱30.3B, which greatly affect the company's financials.

Discussion of the Company's and its majority-owned subsidiaries top five (5) key performance indicators. It shall include a discussion of the manner by which the company calculates or identifies the indicators presented on a comparable basis.

Subsidiaries and Unconsolidated Investee Companies

In the Parent Company financial statements, subsidiaries, associates, and joint venture are accounted for under the equity method. In the consolidated financial statements, associates and joint venture with ownership of 50% and below are accounted for under the equity method

Listed hereunder are Meralco's five principal operating subsidiaries and unconsolidated investee companies as of June 30, 2004, together with certain information regarding such companies.

e-Meralco Ventures, Inc. aims to develop e-businesses that will provide its stakeholders with high value products and services. Focuses on various projects such as (a) fiber optic project and (b) E-procurement Strategic alliances and partnerships were forged with various telecommunication companies, international cable carriers and other service providers in the marketing of data services

EMVI's Financial Highlights:	Current Yr. YTD Jun '04	Previous Yr. YTD Jun '03	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	P 37	P 20	85
Gross Profit	21	12	75
Net Income/(Loss)	8	4	100
Total Assets	148	96	54
Total Liabilities	48	56	(14)
Total Stockholders' Equity	100	41	144

On a year-to-date basis, EMVI has accumulated net income of P8 million as of June 2004, which is 100% higher than the net income of P4 million as of June 2003.

Gross revenues also increased by 85% due mainly to Fiber Optics project and the recognition of revenues from Bayantel accounts as reconciliation and invoicing for some projects that were accounted for.

The increase in Total Assets pertain to equipment acquired for operational purposes and the increase in receivable due to increase in revenue.

The decrease in liabilities resulted from the decrease in Accounts Payable and Accrued Expenses.

The issuance of additional capital stock in November and December 2003 is the reason behind the increase in Stockholders' Equity amounting to ₱144 million and the balance was due to increase in retained earnings.

Meralco Industrial Engineering Services Corporation is an engineering, construction and consulting firm with expertise in the fields of power generation, transmission and distribution, water resources, transportation and telecommunication system.

Financial Highlights:	Current Yr. YTD Jun '04	Previous Yr. YTD Jun '03	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	P 535	P 321	67
Gross Profit	83	40	108
Net Income/(Loss)	17	4	325
Total Assets	916	912	
Total Liabilities	762	773	(1)
Total Stockholders' Equity	1,326	139	854

The 67% increase in revenues was attributed to the improvements in the following business lines: Maintenance projects (12%); water lines 23% and Electro-mechanical Projects (45%).

The improvement in gross profit and net income could be attributed to the increase in revenues.

Total Assets slightly decreased as a result of the decrease in Advances to Projects primarily due to the reclassification of account receivable.

The decrease in liabilities resulted from the decrease in Accounts Payable and Accrued Expenses including advances from contracts..

Stockholders' Equity slightly increased by 5% due to income achieved during the quarter.

US SEC
File No. 82-3237

Rockwell Land Corporation is a joint venture between Meralco, Benpres Holdings Corporation and First Philippine Holdings Corporation. Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities.

Financial Highlights:	Current Yr. YTD Mar '04	Previous Yr. YTD Mar '03	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	P 592	P382	55
Gross Profit	117	78	50
Net Income	67	21	219
Total Assets	10,465	11,727	(11)
Total Liabilities	4,573	5,951	(23)
Total Stockholders' Equity	5,892	5,776	2

Revenues increased due mainly to the increase in sales more particularly, Residential Sales and the Manansala Sales Also in March 2004, there were six (6) Manansala Units sold as compared to only one unit sold in the previous month..

The improvement in gross profit and net income could be attributed to the increase in revenues.

Assets decreased by 11% as a result of the decrease in Cash on Hand, Inventories and Property Plant.

The decreasing trend in Deposits and Other Liabilities, and Loans Payable caused the Total Liabilities to decrease brought about by the debt servicing of short-term loans and long-term quarterly payments.

As a result of the 219% increase in net income for the quarter ended March 2004, Stockholders' Equity slightly increased by a mere 2%.

Corporate Information Solutions, Inc. is a leading provider of information technology services and integrated business solutions, focusing on the functional areas that are critical to customers' business continuity, growth and profitability.

Financial Highlights:	Current Yr. YTD Mar '04	Previous Yr. YTD Mar '03	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	P 100	P131	(24)
Gross Profit	26	7	4

Net Income/(Loss)	25	2	1,150
Total Assets	441	595	(26)
Total Liabilities	951	868	10
Total Stockholders' Equity	(510)	(273)	87

Revenues increased due mainly to the decreased sales more particularly from Payment Collection Systems (PCS) and Data Center segments, from P131 million in the 1st quarter of 2003 to P100 million in the first quarter of this year..

There was a slight improvement in gross profit which could be attributed to the lower cost of contracts and services, from P7 million in the first three months of 2003 to P26 million in the first quarter of 2004.

Total Assets decreased as a result of the adjustments from the 2002 audit particularly the Other Assets and Property, Plant & Equipment accounts.

Year-on-year increases in liabilities include the following accounts: Due to Meralco/.Affiliate, Accounts Payable and Accrued expenses and advances from Subsidiaries and affiliates.

Stockholders' Equity slightly increased by 5% due to income achieved during the quarter.

First Private Power Corporation was established in October 1992 to engage in power generation as an independent power producer. In 1993, FPPC incorporated Bauang Private Power Corporation (BPPC) after winning a tender sponsored by the National Power Corporation (NPC) to provide a generating plant under a 15-year BOT Agreement to BPPC.

(See also Notes to Financial Statements Nos. 3, 4, 7 and 8)

Financial Highlights:	Current Yr. YTD Jun '04	Previous Yr. YTD Jun '03	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	P1,478	P1,407	5
Gross Profit	1,478	1,407	5
Net Income	509	589	(14)
Total Assets	5,018	5,938	(15)
Total Liabilities	2,395	2,969	(19)
Total Stockholders' Equity	2,624	2,969	(12)

FPPC's grosss revenues increased as a result of the increase in its Equity in Subsidiary, Bauang Private Power Corp. and the fixed Capacity and O&M Fees from National Power Corp.

FPPC is operating as a holding company thereby gross profit is the same as operating revenues and expenses are minimal resulting to similar net income.

Total Assets decreased by 6 percent due to the decrease in Investment and Advances and other current assets.

Stockholders' Equity decreased due mainly to the payment of cash dividends in the last quarter of 2003.

MANILA ELECTRIC COMPANY
AGING OF CONSOLIDATED ACCOUNTS RECEIVABLE - TRADE
As of June 30, 2004
(In Million Pesos)

	Total	1-30 days	31-60 days	61-90 days	Over 90 days
Type of Accounts Receivable					
a) Trade Receivables					
Regular General Service					
Private	8,622	7,611	188	83	740
Government	279	159	24	15	81
General Power					
Private	10,835	9,466	236	115	1,018
Government	2,353	1,514	241	131	467
Flat / Streetlights					
Private	25	11	1	1	12
Government	301	120	18	19	144
Sub-total					
Private	19,482	17,088	425	199	1,770
Government	2,933	1,793	283	165	692
Others(Subsidiaries)	2,830	88	22	6	2,714
Gross Trade Receivables	25,245	18,969	730	370	5,176
Less: Allow. for Doubtful Accounts	1,521				1,521
Net Trade Receivables	23,724	18,969	730	370	3,655
b) Non-Trade Receivables					
Notes Receivable	0	0	0	0	0
Others	0	0	0	0	0
Total Non-Trade	0	0	0	0	0
NET RECEIVABLES (a+b)	**23,724**	**18,969**	**730**	**370**	**3,655**

2. Accounts Receivable Description

Type of Receivable

1) Trade Receivables

a) Regular General Service	Mostly residential customers	22 days
b) General Power	Combination of commercial and industrial customers	22 days
c) Flat / Streetlights	Mostly streetlights and hospitals	22 days
d) Others	Receivables of various subsidiaries	30 days

3. Normal Operating Cycle: (Receivables) **30 days**

MANILA ELECTRIC COMPANY
COMPUTATION OF RATIO OF UNAPPROPRIATED RETAINED EARNINGS OVER TOTAL PAID-IN CAPITAL
As of June 30, 2004 and 2003
(With comparative figures as of December 31, 2003)
(In Million Pesos, except ratio)

		June 2004	June 2003	Audited As of Dec 2003
Preferred stock		1,844	1,013	1,407
Common stock		10,074	9,993	9,993
Capital in excess of par value		2,920	2,979	2,895
Deposits on subscriptions to Preferred stock		93	149	101
Subscriptions receivable, common		(95)	(57)	(10)
TOTAL PAID-IN CAPITAL (a)		14,836	14,077	14,386
UNAPPROPRIATED RETAINED EARNINGS	(b)	4,467	(14,136)	2,951
RATIO	**(b / a)**	**30.1%**	**(100.4%)**	**20.5%**

Note:
Section 43 of the Corporation Code states that "*Stock corporations are prohibited from retaining surplus profits in excess of one hundred (100%) percent of their paid-in capital stock.*"

2nd Quarter Report

I. ENERGY SALES

After posting an energy sales growth of 2.2% in first quarter of 2004, sales jumped by 5.2% in the second quarter, reaching a total kilowatt-hour sales volume of 6,436.97 gWh. By month, sales increased by 5.2%, 3.8%, and 6.8% for April, May, and June, respectively, with April and May sales exceeding monthly forecasts. We expect sales to gain further strength in the third quarter with the onset of manufacturing activities for the Christmas season.

The commercial segment continues to lead the growth in energy sales in the second quarter, rising to 2,244 gWh or by 6.5% from the same period last year. Commercial sales is driven by the Retail Trade and Recreational Services segments which grew by 9.1% and 12.7%, respectively in the period. The continued construction of new malls (SM Dasmariñas and Araneta Gateway Mall) and expansion of those existing (SM Fairview) in the second quarter proved to be a big boost to sales.

Sales of the residential segment grew to 2,369 gWh or by 5.6%. Residential sales was driven by customers belonging to the Broad C Segment (those having an average monthly consumption of between 151-800 kWh) whose sales jumped by 6.6%. The prospects for growth in the residential sector is expected to be spurred by the completion of high-rise residential condominiums in the major cities of the franchise area, especially in Metro Manila.

The industrial sector, despite declining in the number of services, remains resilient as its sales grew to 1,790 gWh or by 3.5%, driven by the Electrical Machinery and Food segments which grew by 13.6% and 6.1%, respectively in the period. For the month of June 2004 alone, industrial sales showed its vigor as it registered the highest sales growth among the three major customer segments at 8.3% compared to the same period last year.

II. REVENUES AND PROFITABILITY

With this sales growth, coupled with the full effects of the 8.65-centavo rate hike implemented starting June 2003, total operating revenues for the second quarter 2004 heightened to P35.937 billion from P34.227 billion for the same period last year, registering a 5.0% increase. Likewise, distribution revenues rose to P 6.445 billion in the second quarter 2004 from P 6.100 billion in the same period last year, or by 5.7%.

Total operating expenses, on the other hand, rose by 4.8% primarily due to the 4.9% rise in purchase power cost.

As a result, operating income surged 7.4%, from P2.200 billion in 2003 to P2.362 billion in 2004. With this, return on rate base for the twelve months ending June 2004 improved to 10.21% from 1.34% in the same period ending June 2003.

Other income (expenses) for the quarter, on the other hand, went down by 52.0% mainly due to the significant decrease in interest and other financial charges by about 70.4% as a consequence of limited borrowings and payment of loan amortizations.

Progressive financial performances of subsidiaries continue to favorably impact the company's bottom line. This quarter, a 10.7% favorable increase in Equity in net earnings of investees from P127.9 million in 2003 to P141.5 million in 2004 augmented the company's net income.

With all these, the Company concluded the second quarter of 2004 with a net income of P1.071 billion as compared to a net income of P391.2 million in the same period in 2003.

Earnings per common share (excluding depreciation on appraisal increase) for the period under review went up by 168.89%, from P0.45 in 2003 to P1.21 in 2004.

III. AVERAGE RETAIL RATE

Meralco's average retail rate for the second quarter of 2004 declined to P 5.77 per kWh from P 5.91 per kWh in the same period last year. This reduction was achieved despite ERC's Order dated June 2, 2004, approving an adjustment on Meralco's generation charge by P0.1327/kWh effective its June 2004 billing period.

The adjustment was made through the Generation Rate Adjustment Mechanism (GRAM) which covers the company's advance disbursements to generating companies from the period November 2003-January 2004.

IV. SYSTEM LOSS

Unrecoverable purchased power for the second quarter ended June 30, 2004 improved to 11.54%, lower than the rate of 12.06% for the same period last year. The lower system loss resulted to a corresponding diminished peso-value for the quarter of P615 million compared to P740 million in the same period in 2003.

We have also collected recoveries from electricity pilferage at an average of 9.2 million kWh per month in the second quarter of 2004.

The gain in system loss reduction was made due to the intensified system loss reduction activities especially in the colonies resorting to illegal service connections, the consolidation of all the system loss reduction efforts under our Networks organization, and improved detection activities.

V. SYSTEM RELIABILITY

System reliability in terms of Interruption Frequency Rate (IFR) and system availability as measured by Cumulative Interruption Time (CIT) continue to reach record levels of 3.85 times (4.95 times in 2Qtr 2003) and 3.12 hours (4.41 hours in 2Qtr 2003), respectively.

This improvement is mainly attributed to the completion of electric system-related projects in the previous three quarters and the intensive effort to prevent recurring outages through a proactive maintenance program.

VI. CAPITAL EXPENDITURES

Capital expenditures for the quarter decreased by 22.8% from P1.675 billion in 2003 to P1.294 billion in 2004. A total of 99.93 percent of capital expenditures in the second quarter of 2004 was attributed to the electric system and a minimal 0.07% was used for non-electric related capital expenditures.

VII. REGULATORY HIGHLIGHTS

Magna Carta for Residential Customers

The Energy Regulatory Commission (ERC) promulgated the "Magna Carta for Residential Customer", which took effect last July 19, 2004. The Magna Carta codifies the various rights and obligations of residential electricity end-users, and includes provisions that standardize the process for the connection and disconnection of electric service, information on power interruptions, and responsibility of consumers to pay bills on time.

The Magna Carta also exempts residential customers from payment of meter deposits. It also gives them the right to ask for a refund of bill deposits after establishing a 3-year record of prompt payment. These provisions, however, will be subject to implementing guidelines that ERC will promulgate.

Meralco has estimated that meter deposits of residential customers, including accrued interest, amount to P1.3 billion, while residential bill deposits total P2.9 billion (including accrued interest).

Supreme Court decision on Meralco's 12-c/kWh Provisional Adjustment

In a Decision dated June 15, 2004, the Supreme Court (SC) ruled on a petition filed by the Freedom from Debt Coalition against the 12-c/kWh provisional adjustment (PA) granted by the ERC to Meralco last November 27, 2003. In its petition, the Freedom from Debt Coalition cited two arguments against the provisional increase of Meralco namely, ERC's power to grant provisional adjustments and ERC's grave misabuse of its authority in granting such an adjustment.

In its decision, the high court upheld the ERC's power to grant provisional adjustments *ex-parte*, that is, without need for public hearings. However, the SC also overturned the 12-c/kWh PA for non-observance of procedural requirements.

Both the ERC and Meralco filed separate motions asking the Supreme Court to reconsider its order. The SC has yet to rule on these motions.

COMPARISON OF KILOWATT-HOUR SALES For the quarters ended June 30, 2004 and 2003 (In million kWh)			
Customer Class	2004	2003	% Change
Residential	2,368.65	2,242.81	5.6
Commercial	2,244.05	2,107.94	6.5
Industrial	1,789.57	1,729.58	3.5
Streetlights	34.71	36.01	(3.6)
TOTAL	6,436.98	6,116.34	5.2

COMPARISON OF KILOWATT-HOUR SALES For the six months ended June 30, 2004 and 2003 (In million kWh)			
Customer Class	2004	2003	% Change
Residential	4,369.58	4,202.68	4.0
Commercial	4,226.98	4,026.08	5.0
Industrial	3,360.87	3,284.65	2.3
Streetlights	69.13	73.40	(5.8)
TOTAL	12,026.56	11,586.81	3.8

COMPARATIVE STATEMENTS OF INCOME
For the quarters ended June 30, 2004 and 2003
(In thousand pesos)

	2004	2003	% Change
OPERATING REVENUES	35,936,735	34,226,925	5.0
OPERATING EXPENSES			
Purchased power	29,492,171	28,126,610	4.9
Operations & maintenance	2,552,120	2,294,246	11.2
Depreciation & amortization	1,301,325	1,051,905	23.7
Taxes other than income tax	228,831	554,099	(58.7)
Total Operating Expenses	33,574,447	32,026,860	4.8
OPERATING INCOME	2,362,288	2,200,065	7.4
OTHER INCOME (EXPENSES)			
Interest & other financial charges-net	(225,506)	(761,252)	(70.4)
Unrecoverable Purchased Power-system loss	(615,219)	(739,794)	(16.8)
Provision for disallowed recoveries	(108,447)	(310,211)	(65.0)
Equity in net earnings of investee companies	141,542	127,888	10.7
Total Other Income (Expenses)	(807,630)	(1,683,369)	(52.0)
INCOME BEFORE INCOME TAX	1,554,658	516,696	200.9
PROVISION FOR INCOME TAX	482,799	125,550	284.5
NET INCOME	1,071,859	391,146	174.0

COMPARATIVE STATEMENTS OF INCOME
For the six months ended June 30, 2004 and 2003
(In thousand pesos)

	2004	2003	% Change
OPERATING REVENUES	68,406,475	65,422,010	4.6
OPERATING EXPENSES			
Purchased power	56,102,201	54,451,917	3.0
Operations & maintenance	4,864,128	4,421,698	10.0
Depreciation & amortization	2,409,551	2,256,758	6.8
Taxes other than income tax	296,660	1,359,662	(78.2)
Total Operating Expenses	63,672,540	62,490,035	1.9
OPERATING INCOME	4,733,935	2,931,975	61.5
OTHER INCOME (EXPENSES)			
Interest & other financial charges-net	(1,060,485)	(1,538,299)	(31.1)
Unrecoverable Purchased Power-system loss	(1,688,546)	(1,202,902)	40.4
Provision for Disallowed Recoveries	(219,521)	(310,211)	(29.2)
Equity in net earnings of investee companies	281,407	200,778	40.2
Total Other Income (Expenses)	(2,687,145)	(2,850,634)	(5.7)
INCOME BEFORE INCOME TAX	2,046,790	81,341	2,416.3
PROVISION FOR INCOME TAX	630,538	15,249	4,034.9
NET INCOME	1,416,252	66,092	2,042.8

COMPARATIVE BALANCE SHEETS
As of June 30, 2004 and 2003
(In thousand pesos)

ASSETS AND OTHER DEBITS	2004	2003	% Change
UTILITY PLANT AND OTHERS - net	86,169,631	77,366,533	11.4
CONSTRUCTION IN PROGRESS	5,332,377	10,402,987	(48.7)
INVESTMENTS AND ADVANCES	4,314,254	3,976,740	8.5
CURRENT ASSETS			
Cash and Cash Investments	3,674,809	4,799,110	(23.4)
Receivables - net	21,864,508	21,166,029	3.3
Inventories	1,030,023	930,532	10.7
Deferred Income Tax Asset	1,339,443	1,585,998	(15.5)
Other Current Assets	363,039	1,728,741	(79.0)
Total Current Assets	28,271,822	30,210,410	(6.4)
DEFERRED DEBITS AND OTHER ASSETS	22,339,960	21,148,531	5.6
TOTAL ASSETS AND OTHER DEBITS	146,428,044	143,105,201	2.3

LIABILITIES AND OTHER CREDITS	2004	2003	% Change
PROPRIETARY CAPITAL	48,069,514	40,119,899	19.8
LONG-TERM DEBT-Net of Current Portion	11,392,123	18,070,490	(37.0)
CURRENT LIABILITIES			
Current Portion of Long-term Debt	7,941,149	6,738,053	17.9
Notes Payable	4,818,135	5,952,286	(19.1)
Accounts Payable & Accrued Exp.	18,707,987	14,049,392	33.2
Income Tax Payable	1,387,822	680,039	104.1
Customers' Refund - current	4,367,809	6,134,092	(28.8)
Other Current Liabilities	2,810,771	2,450,485	14.7
Total Current Liabilities	40,033,673	36,004,347	11.2
DEFERRED INCOME TAX	2,283,261	4,458,860	(48.8)
CUSTOMERS' DEPOSITS	13,363,917	12,591,441	6.1
CUSTOMERS' REFUND-NONCURRENT	18,688,934	23,562,875	(20.7)
DEFERRED PASS-THROUGH FUEL COST	8,285,765	4,543,937	82.3
OPERATING RESERVES & OTHERS	4,310,857	3,753,352	14.9
TOTAL LIABILITIES AND OTHER CREDITS	146,428,044	143,105,201	2.3

US SEC
File No. 82-3237

COMPARATIVE STATEMENTS OF RETAINED EARNINGS (DEFICIT) For the six months ended June 30, 2004 and 2003 (In thousand pesos)	2004	2003	% Change
BALANCE, BEGINNING ***(as previosuly reported)***	**2,952,200**	**26,855,104**	**(89.0)**
Prior Period Adjustments arising from Customers' Refund	-	(28,699,146)	(100.0)
BALANCE, BEGINNING ***(As restated)***	**2,952,200**	**(1,844,042)**	
Add: Net Income (Loss)	1,416,252	66,092	2,042.8
Realized Revaluation Surplus	298,513	276,313	8.0
Total	**4,666,965**	**(1,501,637)**	**410.8**
Deduct: Appropriation			
Appropriated Retained Earnings, Beginning	-	12,600,000	(100.0)
Transfer from/(to) Unappropriated Retained Earnings	200,000	-	100.0
Total Appropriation	**200,000**	**12,600,000**	**(98.4)**
BALANCE	**4,466,965**	**(14,101,637)**	**131.7**
Deduct: Cash Dividends Declared			
Preferred	-	34,390	(100.0)
Common	-	-	
Total Cash Dividends Declared	-	34,390	(100.0)
Stock Dividends Declared			
Common	-	-	
Total Dividends Declared	-	**34,390**	**(100.0)**
BALANCE, ENDING UNAPPROPRIATED	**4,466,965**	**(14,136,027)**	**131.6**

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

Parent Company Financial Statements
For the Three Months Ended June 30, 2004 and 2003

Parent Company Financial Statements
For the Six Months Ended June 30, 2004 and 2003

Consolidated Financial Statements
For the Six Months Ended June 30, 2004, 2003 and
For the Year Ended December 31, 2003

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

BALANCE SHEETS

	Non-consolidated Jun 2004	Consolidated Jun 2004	Consolidated and Audited Dec 2003
		(Amounts in Millions)	
ASSETS			
Noncurrent Assets			
Utility plant and others at revalued amounts (Notes 5 and 15)	₱86,170	₱90,453	₱86,357
Construction in progress (Note 6)	5,332	5,432	6,677
Investments - at equity (Note 7)	4,314	3,141	2,656
Investments - at cost (Note 8)			444
Investments in real properties (Notes 8 and 15)			4,001
Land held for future development (Notes 4 and 15)	–	833	973
Other noncurrent assets (Notes 9 and 23)	22,340	22,816	22,809
Total Noncurrent Assets	118,156	122,675	123,917
Current Assets			
Cash and cash equivalents (Note 10)	3,675	4,019	5,320
Receivables (Notes 9, 11, 15 and 20)	21,865	24,781	23,802
Inventories (Note 12)	1,030	1,371	1,202
Deferred income tax assets (Note 23)	1,339	1,340	1,367
Other current assets (Notes 13 and 23)	363	654	468
Total Current Assets	28,272	32,165	32,159
TOTAL ASSETS	₱146,428	₱154,840	₱156,076
STOCKHOLDERS' EQUITY AND LIABILITIES			
Stockholders' Equity			
Preferred stock (Note 14)	₱1,844	₱1,844	₱1,407
Common stock (Note 14)	10,074	10,074	9,993
Capital in excess of par value (Note 14)	2,920	2,920	2,895
Subscriptions receivable - common stock (Note 14)	(95)	(95)	(10)
Deposits on subscriptions to preferred stock	93	93	101
Appraisal increase in utility plant and others (Note 5)	26,907	26,907	27,445
Share in revaluation increment of subsidiaries and an associate (Notes 5 and 7)	1,695	1,695	1,455
Share in cumulative translation adjustment (Note 7)	(35)	(35)	(35)
Unappropriated retained earnings (deficit) (Notes 7, 14 and 15)	4,467	4,467	2,951
Appropriated retained earnings (Note 14)	200	200	-
Total Stockholders' Equity	48,070	48,070	46,202

(Forward)

	Non-consolidated 2004	Consolidated 2004	Consolidated And Audited Dec 2003
		(Amounts in Millions)	
Minority Interest	₱–	₱2,648	₱2,848
Noncurrent Liabilities			
Customers' refund - noncurrent portion (Note 1)	18,689	18,689	18,689
Long-term debt-net of current portion (Notes 5, 15, and 25)	11,392	13,709	2,350
Customers' deposits (Notes 17 and 18)	13,364	13,364	13,255
Liability arising from deferred fuel costs(Note 9)	8,286	8,286	8,286
Deferred income tax liabilities (Note 23)	2,283	2,283	3,065
Provisions (Notes 18 and 19)	3,058	3,058	2,870
Estimated liability for project development (Note 27)	–	1,610	1,630
Other non-current liabilities (Note 9)	1,252	1,470	1,079
Total Non-current Liabilities	58,324	62,469	51,224
Current Liabilities			
Notes payable (Note 16)	4,818	5,264	5,816
Accounts payable and other current liabilities (Notes 4, 17, 18, and 27)	21,519	22,666	20,136
Customers' refund – current portion (Note 1)	4,368	4,368	6,919
Long-term debt – current portion (Notes 5, 15 , and25)	7,941	7,941	8,776
Long-term debt classified as current (Notes 5, 15, and 25)	-	-	14,155
Income tax payable	1,388	1,414	-
Total Current Liabilities	40,034	41,653	55,802
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	₱146,428	₱154,904	₱156,076

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	Three Months Ended June 30			
	2004	2003	2004	2003
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Notes 1 and 21)	₱35,937	₱34,227	₱36,802	₱34,960
OPERATING EXPENSES				
Recoverable purchased power (Notes 20 and 27)	29,492	28,127	29,492	28,127
Operations and maintenance (Notes 20, 22 and 24)	2,552	2,294	2,563	2,426
Depreciation and amortization (Notes 9 and 22)	1,302	1,052	1,353	1,112
Taxes other than income tax (Note 23)	229	554	231	557
Cost of contracts and services (Note 22)	–	–	219	169
Cost of real estate	–	–	424	269
	33,575	32,027	34,282	32,660
OPERATING INCOME	2,362	2,200	2,520	2,300
OTHER INCOME (CHARGES)				
Interest and other charges – net (Notes 9, 18, 22 and 25)	(226)	(761)	(229)	(815)
Unrecoverable purchased power (Notes 20 and 27)	(615)	(740)	(616)	(740)
Equity in net earnings (losses) of investees (Note 7)	142	128	58	103
Recovery of (provision for) probable losses on disallowed receivables (Notes 9 and 22)	(108)	(310)	(108)	(310)
	(807)	(1,683)	(895)	(1,762)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY LOSS	1,555	(517)	1,625	(538)
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 1, 23 and 30)				
Current	(1,008)	(681)	(1,062)	(693)
Deferred	525	555	525	555
	(483)	(126)	(537)	(138)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS	1,072	391	1,088	400
MINORITY INTEREST	–	–	(16)	(9)
INCOME (LOSS) FROM ORDINARY ACTIVITIES	1,072	391	1,072	391
EXTRAORDINARY LOSS [Notes 1(d) and 23]	–	-	–	-
NET INCOME (LOSS) (Note 28)	₱1,072	₱391	₱1,072	₱391
Basic Earnings (Loss) Per Common Share (Note 28)				
On income (loss) from ordinary activities				
Including depreciation on appraisal increase	₱1.073	₱0.375	₱1.073	₱0.375
Excluding depreciation on appraisal increase	1.217	0.448	1.217	0.448
On net income (loss)				
Including depreciation on appraisal increase	1.073	0.375	1.073	0.375
Excluding depreciation on appraisal increase	1.217	0.448	1.217	0.448
Diluted Earnings Per Common Share (Note 28)				
On net income (loss)				
Including depreciation on appraisal increase	P1.070	P0.375	P1.070	P0.375
Excluding depreciation on appraisal increase	1.214	0.448	1.214	0.448

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	Six Months Ended June 30			
	2004	2003	2004	2003
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Notes 1 and 21)	₱68,406	₱65,422	₱70,137	₱66,824
OPERATING EXPENSES				
Recoverable purchased power (Notes 20 and 27)	56,102	54,452	56,102	54,452
Operations and maintenance (Notes 20, 22 and 24)	4,864	4,422	4,926	4,665
Depreciation and amortization (Notes 9 and 22)	2,409	2,257	2,516	2,374
Taxes other than income tax (Note 23)	297	1,359	301	1,363
Cost of contracts and services (Note 22)	–	–	454	405
Cost of real estate	–	–	784	462
	63,672	62,490	65,083	63,721
OPERATING INCOME	4,734	2,932	5,054	3,103
OTHER INCOME (CHARGES)				
Interest and other charges – net (Notes 9, 18, 22 and 25)	(1,060)	(1,539)	(1,160)	(1,656)
Unrecoverable purchased power (Notes 20 and 27)	(1,689)	(1,203)	(1,689)	(1,203)
Equity in net earnings (losses) of investees (Note 7)	281	201	182	201
Recovery of (provision for) probable losses on disallowed receivables (Notes 9 and 22)	(219)	(310)	(219)	(310)
	(2,687)	(2,851)	(2,886)	(2,968)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY LOSS	2,047	81	2,168	135
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 1, 23 and 30)				
Current	(1,388)	(680)	(1,448)	(703)
Deferred	757	665	757	665
	(631)	(15)	(691)	(38)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS	1,416	66	1,477	97
MINORITY INTEREST	–	–	(61)	(31)
INCOME (LOSS) FROM ORDINARY ACTIVITIES	1,416	66	1,416	66
EXTRAORDINARY LOSS [Notes 1(d) and 23]	–	-	–	-
NET INCOME (LOSS) (Note 28)	₱1,416	₱66	₱1,416	₱66
Basic Earnings (Loss) Per Common Share (Note 28)				
On income (loss) from ordinary activities				
Including depreciation on appraisal increase	₱1.417	₱0.032	₱1.417	₱0.032
Excluding depreciation on appraisal increase	1.716	0.308	1.716	0.308
On net income (loss)				
Including depreciation on appraisal increase	1.417	0.032	1.417	0.032
Excluding depreciation on appraisal increase	1.716	0.308	1.716	0.308
Diluted Earnings Per Common Share (Note 28)				
On net income (loss)				
Including depreciation on appraisal increase	P1.413	P0.032	P1.413	P0.032
Excluding depreciation on appraisal increase	1.712	0.308	1.712	0.308

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

PARENT COMPANY AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	June 2004	June 2003
	(Amounts in Millions)	
PREFERRED STOCK (Note 14)		
Balance at beginning of year	₱1,407	₱837
Issuance of shares	638	218
Redemption of shares	(201)	(42)
Balance at end of year	1,844	1,013
COMMON STOCK (Note 14)		
Balance at beginning of year	9,993	9,993
Subscriptions	81	-
Balance at end of year	10,074	9,993
CAPITAL IN EXCESS OF PAR VALUE		
Balance at beginning of year	2,895	2,974
Increase(Decrease) in subscription on repurchase option (Note 14)	25	5
Balance at end of year	2,920	2,979
SUBSCRIPTIONS RECEIVABLE – COMMON STOCK (Note 14)		
Balance at beginning of year	(10)	(58)
Reclassified to (from) current receivables	(85)	1
Cancelled subscriptions		
Balance at end of year	(95)	(57)
DEPOSITS ON SUBSCRIPTIONS TO PREFERRED STOCK		
Balance at beginning of year	101	150
Additional deposits on subscriptions	290	28
Issuance of shares	(298)	(29)
Cancelled subscriptions	-	–
Balance at end of year	93	149
APPRAISAL INCREASE IN UTILITY PLANT AND OTHERS (Note 5)		
Balance at beginning of year	27,445	25,894
Additions/(adjustments)	(239)	0
Revaluation increment of disposed utility plant & others	-	
Depreciation on appraisal increase transferred to unappropriated retained earnings	(299)	(277)
Balance at end of year	26,907	25,617
SHARE IN REVALUATION INCREMENT OF SUBSIDIARIES AND AN ASSOCIATE (Notes 5 and 7)		
Balance at beginning of year	1,455	1,716
Additions	240	246
Depreciation on share in revaluation increment transferred to unappropriated retained earnings	-	–
Balance at end of year	1,695	1,962
SHARE IN CUMULATIVE TRANSLATION ADJUSTMENT OF AN ASSOCIATE (Note 7)		
Balance at beginning of year	(35)	–
Translation adjustment during the year	-	–
Balance at end of year	(35)	–

(Forward)

	June 2004	June 2003
	(Amounts in Millions)	
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT) (Notes 7, 14 and 15)		
Balance at beginning of year, as previously reported	**₱2,951**	₱14,255
Prior period adjustments arising from customers' refund (Note 1)	-	(28,699)
Change in accounting for provisions and intangible assets (see Note 2)	-	-
Balance at beginning of year, as restated	**2,951**	(14,444)
Net income (loss)	**1,416**	66
Depreciation on appraisal increase in utility plant and others	**300**	276
Depreciation on share in revaluation increment of subsidiaries and an associate	-	-
Revaluation increment of disposed utility plant and others		
Cash dividend on preferred stock – 2% for the year 2003	-	(34)
Transfers from (to) appropriated retained earnings	**(200)**	-
Balance at end of year	**4,467**	(14,136)
APPROPRIATED RETAINED EARNINGS (Note 14)		
Balance at beginning of year	-	12,600
Transfers from (to) unappropriated retained earnings	**200**	
Balance at end of year	**200**	12,600
	₱48,070	₱40,120

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated	
	Three Months Ended June 30			
	2004	2003	**2004**	2003
	(Amounts in Millions)			
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) before income tax, minority interest and extraordinary loss	**₱1,555**	₱517	**1,625**	₱538
Adjustments for:				
Depreciation and amortization	**1,301**	1,052	**1,353**	1,112
Interest expense on loans and financial charges	**548**	618	**626**	684
Franchise tax expense	**229**	554	**231**	557
Interest expense on customers' deposits	**198**	243	**(198)**	243
Interest and dividend income	**(125)**	(100)	**(125)**	(100)
Provision for doubtful accounts	**(106)**	116	**(106)**	116
Equity in net (earnings) losses of investees	**(141)**	(128)	**(141)**	(128)
Minority interest	**–**	-	**16**	9
Disallowed recoveries	**109**	310	**109**	310
Other provisions	**453**	(1,508)	**462**	(1,799)
Operating income before working capital changes	**4,021**	1,674	**3,852**	1,542
Changes in operating assets and liabilities:				
Decrease(increase) in:				
Receivables	**(1,773)**	(676)	**(1,730)**	(987)
Inventories	**23**	106	**121**	169
Other current assets	**68**	(324)	**39**	(350)
Increase (decrease)in:				
Accounts payable and other current liabilities	**3,754**	1,197	**3,863**	3,341
Other non-current liabilities/refund-non-current	**(383)**	(1,807)	**(432)**	(2,756)
Customer's refund – current	**(1,020)**	3,082	**(1,020)**	3,082
Net cash generated from operations	**4,690**	3,252	**4,693**	4,041
Franchise tax paid	**(984)**	(822)	**(984)**	(822)
Interest paid	**(442)**	(923)	**(871)**	(894)
Income tax paid	**(1)**	(1)	**(1)**	(1)
Interest and dividend received	**125**	100	**125**	100
Cash flow from ordinary activities	**3,388**	1,606	**2,962**	2,424
Customers' refund paid	**(115)**	0	**(115)**	
Net cash provided by operating activities	**3,273**	1,606	**2,847**	2,424

(Forward)

	Parent Company		Consolidated	
	Three- Months Ended June 30			
	2004	2003	2004	2003
	(Amounts in Millions)			
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to utility plant and others	(₱1,294)	(₱1,675)	(₱1,396)	(₱1,822)
Decrease (increase) in:				
Other receivables	78	(229)	83	(455)
Other non-current assets	(545)	2,141	577	2,158
Land held for future development	–	–	(348)	2,690
Customers' refund - noncurrent				(3,441)
Increase(decrease) in investments and advances	(68)	(10)	50	260
Inrease(decrease) in other property & equipment	384	(231)	333	(231)
Net cash used in investing activities	(1,445)	(4)	(701)	(841)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of:				
Notes payable	(8)	(482)	(136)	(482)
Long-term debt	(2,151)	(1,873)	(2,248)	(1,873)
Proceeds from:				
Notes payable	0	0	-	-
Long-term debt	0	279	-	279
Advance payment received from a customer	–	-	–	-
Increase in customers' deposits	(215)	336	(215)	279
Dividends paid on preferred stock	0	(16)	-	(16)
Proceeds from issuance of and subscriptions to:				
Preferred stock	344	190	275	190
Common stock	–	-	-	-
Redemption of preferred stock	(122)	(62)	(122)	(62)
Increase (decrease) in minority interest	–	–	7	(17)
Net cash provided by (used in) financing activities	(2,152)	(1,628)	(2,439)	(1,702)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(324)	(26)	(293)	(119)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,999	4,825	4,312	5,159
CASH AND CASH EQUIVALENTS AT END OF YEAR	₱3,675	₱4,799	4,019	₱5,040

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated	
	Six-Months Ended June 30			
	2004	2003	**2004**	2003
	(Amounts in Millions)			
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) before income tax, minority interest and extraordinary loss	**₱2,047**	₱81	**2,168**	₱135
Adjustments for:				
Depreciation and amortization	**2,410**	2,257	**2,516**	2,374
Interest expense on loans and financial charges	**1,125**	1,261	**1,048**	1,451
Net loss (gain) on disposal of utility plant and others	**-**	-	**-**	-
Franchise tax expense	**297**	1,360	**301**	1,363
Interest expense on customers' deposits	**151**	480	**151**	480
Interest and dividend income	**(216)**	(203)	**(259)**	(203)
Provision for doubtful accounts	**0**	220	**2**	220
Equity in net (earnings) losses of investees	**(281)**	(201)	**(182)**	(201)
Minority interest	**-**	-	**61**	31
Other provisions	**493**	339	**(2,829)**	(2,110)
Provision for (recovery of) probable losses on disallowed receivables	**220**	310	**220**	310
Operating income before working capital changes	**6,246**	5,904	**3,197**	3,850
Changes in operating assets and liabilities:				
Decrease (increase) in:				
Receivables	**(775)**	(185)	**(1,505)**	(2,262)
Inventories	**(38)**	61	**(169)**	(327)
Other current assets	**69**	(982)	**(159)**	(1,019)
Increase in:				
Accounts payable and other current liabilities	**4,844**	(907)	**3,944**	(800)
Other non-current liabilities/refund-non-current	**(420)**	2,241	**(223)**	1,649
Customer's refund	**0**	969	**0**	969
Net cash generated from operations	**9,926**	7,101	**5,085**	2,060
Franchise tax paid	**(2,006)**	(1,872)	**(2,006)**	(1,872)
Interest paid	**(1,085)**	(1,598)	**(1,209)**	(1,236)
Income tax paid	**(4)**	(1)	**(4)**	(5)
Interest and dividend received	**216**	203	**259**	203
Cash flow from ordinary activities	**7,047**	3,833	**2,125**	(850)
Customers' refund paid	(2,565)	0	(2,565)	-
Net cash provided by operating activities	4,482	3,833	(440)	(850)

(Forward)

	Parent Company		Consolidated	
	Six- Months Ended June 30			
	2004	2003	2004	2003
	(Amounts in Millions, Except Per Share Data)			
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to utility plant and others	(₱2,590)	(₱3,109)	(₱2,710)	(₱3,302)
Decrease (increase) in:				
Other receivables	70	(693)	524	(722)
Other non-current assets	(396)	1,770	(7)	1,901
Land held for future development	–	–	140	368
Dividends received from associates				
Proceeds from disposal of utility plant and others	-	-	-	-
Increase(decrease)in investments and advances	(177)	291	3,960	4,033
Increase (decrease) in other property and equipment	856	(1,790)	1,245	(1,684)
	-	-	-	-
Net cash used in investing activities	(2,237)	(3,531)	3,152	594
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of:				
Notes payable	(490)	(736)	(626)	(736)
Long-term debt	(3,822)	(2,051)	(3,822)	(2,051)
Proceeds from:				
Notes payable	0	0	-	-
Long-term debt	88	307	88	307
Advance payment received from a customer	–	-	–	-
Increase in customers' deposits	109	667	109	667
Dividends paid on preferred stock	0	(34)	-	(34)
Proceeds from issuance of and subscriptions to:				
Preferred stock	638	218	638	218
Common stock	–	-	-	-
Redemption of preferred stock	(200)	(67)	(200)	(67)
Increase (decrease) in minority interest	–	–	(200)	160
Net cash provided by (used in) financing activities	(3,677)	(1,696)	(4,013)	1,536
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,432)	(1,394)	(1,301)	(1,792)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,107	6,193	5,320	6,832
CASH AND CASH EQUIVALENTS AT END OF YEAR	₱3,675	₱4,799	4,019	₱5,040

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

a. General

Manila Electric Company (the Parent Company) is incorporated in the Philippines. The Parent Company is involved in the distribution and supply of electricity covering 11 cities and municipalities in Metro Manila and in six provinces surrounding Metro Manila. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in the business of engineering, construction and consulting services, information systems and technology, real estate, and other electricity-related services. The number of employees of the Parent Company was 5,918 by the end of June 30, 2004, 5,826 by the end of June 30, 2003 and 5,849 by the end of December 31, 2003. On a consolidated basis, the number of employees was 6,548 by the end of June 2004 and 6,359 by the end of June 2003. The registered office address of the Parent Company is Lopez Building, Ortigas Avenue, Pasig City, Metro Manila, Philippines.

b. Regulation

Prior to the enactment of Republic Act (RA) No. 9136, the "Electric Power Industry Reform Act of 2001," in 2001 (see Note 29), the Parent Company was subject to ratemaking regulation and regulatory policies of the Energy Regulatory Board (ERB). RA No. 9136 abolished the ERB and created in its place, the Energy Regulatory Commission (ERC).

c. Case with the Supreme Court (SC) on the Refund

On April 30, 2003, the Third Division of the SC denied the "Urgent Motion for Consideration" filed by the Parent Company, rendering its decision dated November 15, 2002 final and executory. The loss arising from the SC decision amounted to ₱28,728 million, which represents the amount of refund to its customers of ₱0.167 per kilowatt-hour for billing cycles from February 1994 to December 31, 2002. The Company's 2002 financial statements have been restated to reflect the loss arising the SC decision. Refunds covering the periods February 1994 to December 31, 2001, amounting to ₱23,817 million, net of tax effect for 1999 of ₱1,126 million (see Note 23), were accounted for as an extraordinary loss in the 2002 statement of income. Refunds covering the period January 1, 2002 to December 31, 2002, amounting to ₱3,785 million were reflected as a reversal of 2002 revenues. The related tax effect of P1,133 million is reflected as a reduction in the provision for income tax (see Note 23). The Company's revenues for the first five months of 2003 were adjusted to reflect a rollback of its distribution rates totaling approximately ₱1,595 million.

The Parent Company has reached an agreement with the ERC that the refund will be carried out in four phases, in such a way that would first satisfy the Parent Company's obligations to its more numerous, but smaller and, mainly residential, customers, who account for the Company's lower-income customers. Phase I, which involves refunds to residential and general service customers consuming 100 kilowatt-hours or less of electricity per month, was approved by the ERC in June 2003. Phase II, which involves refunds to residential and general

service customers consuming 101 to 300 kilowatt-hours per month, was approved by the ERC on July 11, 2003. The schedule for Phase III, which will involve refunds to residential and general service customers consuming more than 300 kilowatt-hours of electricity per month, was also similarly approved by the ERC in an Order issued on November 28, 2003. According to the Order, Phase III will commence in January 2004 and should be completed by June 2004. The Parent Company has filed a Motion for Reconsideration, petitioning the Commission to extend the duration of Phase III from six to twelve months. In an Order dated February 13, 2004, the ERC granted the Company's motion to extend the refund period for Phase III to twelve months. Meanwhile, refunds for Phase IV, which will involve refunds to commercial and industrial customers, are proposed to be paid over a period of approximately five years starting May 2005 in order to minimize the financial burden imposed on the Parent Company. The proposal for Phase IV will be soon filed with ERC.

As of June 30, 2004, the balance for each of the four phases follows:

Phase	Refund Amount	Cash Payments	Application against Billings	Balance
		(Amounts in Millions)		
I	₱2,170	₱355	₱1,448	₱367
II	4,559	545	3,673	341
III	4,914	118	1,127	3,669
IV	18,680	–	–	18,680
	₱30,323	₱1,018	₱6,248	₱23,057

Of the ₱25,608 million outstanding balance of refund, about ₱2,000 million will be applied against future billings as agreed with customers.

Certain consumer groups have asked the ERC to clarify whether or not Meralco will be required to refund an additional ₱6,200 million to ₱6,800 million in interest on the excess charges the Parent Company had collected. The Parent Company has obtained an external legal opinion interpreting the SC Decision not requiring the Parent Company to pay interest. Furthermore, Phases I, II and III of the refunds were approved by the ERC without provisions for the payment of interest on the refund amount.

d. Rate Applications with ERC

On October 10, 2003, the Parent Company filed an application at the ERC seeking to adjust Meralco-related charges by an average ₱0.1358 per kwh. The Parent Company's rate application was based on (a) an independent appraisal of 2002 assets appraised at an exchange rate of ₱53.096:$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in Meralco-related charges of ₱0.12 per kilowatt-hour, effective January 2004. Under the implementing rules and regulations of EPIRA, the ERC has, up to one year from the issuance of the provisional approval, to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 23, 2003 provisional increase granted by the ERC to the Parent Company. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. The respective memoranda of the parties were submitted to the SC on February 16, 2004. The status quo order remains until lifted by the SC.

e. Comprehensive Liability Management Plan (CLMP)

On December 4, 2002, the Parent Company announced the creation of a special committee to oversee the formulation and execution of a sustained viability plan and program under the Comprehensive Liability Management Plan (CLMP). Total short-term and long-term debt maturing in 2004 amount to ₱12,954 million. The Parent Company has various options for refinancing its maturing debts. The Parent Company's short-term lenders have agreed to further extend the short-term loans due in June 2004 for another 60 days and will consider further extensions until the Parent Company can complete its refinancing program this year. On June 24, 2003, the stockholders approved the issuance of additional bonded indebtedness up to US$600 million or its equivalent currencies. The issuance of additional bonded indebtedness was provisionally approved by the ERC on September 5, 2003.

---

2. **Summary of Significant Accounting Policies**

The principal accounting policies adopted in preparing the financial statements of the Parent Company and its subsidiaries (collectively referred to as the "Company") are as follows:

Basis of Preparation

The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the Philippines under the historical cost basis, except for utility plant and others carried at revalued amounts.

Adoption of New Statement of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS)

The Company adopted the following SFAS/IAS which became effective in 2003:

- SFAS 10/IAS 10, "Events After the Balance Sheet Date," prescribes the accounting policies and disclosures related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally the date of authorization for release of the financial statements.

- SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. The new standard requires that a provision should be recognized when (a) an enterprise has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations; and (c) a reliable estimate can be made of the amount of the obligation.

Following the new recognition criteria, the Company reversed provision for self-insurance on properties not covered by insurance policies. The change in accounting policy has been accounted for retroactively and the comparative financial statements for 2002 and 2001 have been restated. The change increased (decreased) net income for 2003, 2002 and 2001 by (₱1 million), ₱243 million and ₱39 million, respectively. Unappropriated retained earnings as of January 1, 2001 has been increased by ₱376 million, which is the amount of adjustment prior to 2001.

- SFAS 38/IAS 38, "Intangible Assets," establishes the criteria for the recognition and measurement of intangible assets. It also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Accordingly, the Company changed its method of accounting for pre-operating expenses by charging to expense the unamortized portion of preoperating expenses. Previously, such expenses were deferred and amortized. The change in accounting policy has been accounted for retroactively and the comparative statements for 2002 and 2001 have been restated. The change increased (decreased) net income for 2002 and 2001 by ₱60 million and (₱167 million), respectively.

- SFAS 8A, "Deferred Foreign Exchange Differences," which eliminates the deferral of foreign exchange losses arising from long-term monetary items. The adoption of SFAS 8A in 2003 did not have an effect on the Parent Company's financial position, results of operations and cash flows since the then ERB has allowed the Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERA II [Incremental Currency Exchange Rate Adjustment (ICERA) under the unbundled rate structure].

New Accounting Standards Effective Subsequent to 2003

The Accounting Standards Council has approved the following accounting standards, which will be effective subsequent to 2003:

- SFAS 12/IAS 12, "Income Taxes," prescribes the accounting treatment for current and deferred income taxes. The standard requires the use of the balance sheet liability method in accounting for deferred income taxes. It requires the recognition of a deferred tax liability and, subject to certain conditions, asset for all temporary differences, with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations. The Company will adopt SFAS 12/IAS 12 in 2004. The Company has not yet determined the financial impact of the adoption of the standard.

- SFAS 17/IAS 17, "Leases," which prescribes the accounting policies and disclosures to apply to finance and operating leases. The Company will adopt SFAS 17/IAS 17 in 2004. The Company has not yet determined the financial impact of the adoption of the standard.

- SFAS 26/IAS 26, "Retirement Benefit Plans," which prescribes the accounting policies for pensions and other similar post-employment benefits. The Company will adopt SFAS 26/IAS 26 in 2004. The Company has not yet determined the financial impact of the adoption of the standard.
- SFAS 21/IAS 21, "Changes in Foreign Exchange Rates," which provides restrictive conditions for the capitalization of foreign exchange losses. The Company will adopt SFAS 21/IAS 21 in

2005. Similar to the adoption of SFAS 8A in 2003 as discussed above, management does not believe the effect of adoption will be material.

Basis of Consolidation
The consolidated financial statements include the financial statements of the Parent Company and the following directly-owned subsidiaries as of December 31 of each year:

	Country of Incorporation	Principal Activities	Percentage of Ownership Jun'04	Jun'03	Dec2003
Meralco Energy, Inc.	Philippines	Energy Systems Management	**100**	100	100
e-Meralco Ventures, Inc.	Philippines	e-Business Development	**100**	100	100
Asian Center for Energy Management	Philippines	Research &Development	**100**	100	100
Meralco Financial Services Corporation	Philippines	Financial Services Provider	**100**	100	100
Meralco Industrial Engineering Services Corporation (MIESCOR)	Philippines	Engineering, Construction and Consulting Services	**97**	97	97
Batangas Cogeneration Corporation (Batangas Cogen)	Philippines	Power Generation	**55***	55	55
CIS	Philippines	Systems Development	**51**	51	51
Rockwell	Philippines	Real Estate	**51**	51	51

* *In 2004, the Parent Company's ownership has been reduced to 38%. Accordingly, the Company will deconsolidate the financial statements of Batangas Cogen in 2004.*

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is relinquished and transferred out of the Company.

Parent company and consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the interests not held by the Parent Company in Meralco Industrial Engineering Services Corporation (MIESCOR) and its subsidiary MIESCOR Builders, Inc., Batangas Cogeneration Corporation, Corporate Information Solutions, Inc. (CIS) and Rockwell Land Corporation (Rockwell).

Investments in subsidiaries are accounted for under the equity method in the parent company financial statements.

Investments in Associates
The Parent Company's investments in associates where the Parent Company owns 20% or has significant influence, are accounted for under the equity method of accounting in the parent company and consolidated financial statements. These are entities in which the Parent Company has significant influence and which are neither subsidiaries nor joint ventures. The investments in associates are carried in the parent company and consolidated balance sheets at cost plus post-acquisition changes in the Parent Company's share in net assets of the associates, less any impairment in value. The parent company and consolidated statements of income reflect the Parent Company's share in the results of operations of the associates. Unrealized gains arising from transactions with its associates are eliminated, to the extent of the Parent Company's interest

in the associates, against the investments in the associates. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture
The Parent Company's interest in Soluziona Philippines, Inc. (Soluziona), a joint venture, is accounted for using the equity method of accounting. The interest in joint venture is carried in the parent company and consolidated balance sheets at cost plus post-acquisition changes in the Parent Company's share of net assets of the joint venture, less any impairment in value. The parent company and consolidated statements of income reflect the Parent Company's share of the results of operations of the joint venture.

Investments in Real Properties
Investments in real properties represent land, building, structures and improvements of the mall and condominium units for lease of Rockwell. These are carried at cost (including borrowing costs) less accumulated depreciation and any impairment in value. Depreciation is computed on a straight-line basis over a 35-year period for the mall and a 20-year period for the condominium units for lease.

Other Investments
All other investments held on a long-term basis are valued at cost less any impairment in value and are included in "Investments - at cost" account.

Utility Plant and Others
Utility plant and others is stated at revalued amount less CERA recoveries, accumulated depreciation and any impairment loss. Independent property revaluations are performed periodically. The latest valuation as of December 31, 2002 was certified by a qualified independent appraiser.

The initial cost of utility plant and others comprise their purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of utility plant and others beyond their originally assessed standard of performance, the expenditures are capitalized as an additional cost of utility plant and others.

In prior years, a two-year lag exists in the recording of appraised values. For 2003, the lag is only one year. Due to the volume of assets involved, it is not possible to finalize the independent valuation and to record the results as of the financial statement date. For practical purposes, the Company has consistently adopted the lag in recording.

Additions of the Parent Company subsequent to the last appraisal date are stated at cost. The appraisal increase recorded by the Company is reduced by the amount being recovered through the Currency Exchange Rate Adjustment (CERA II) Clause for Debt Service. Any increase in the Parent Company's utility plant's valuation is credited to the "Appraisal increase in utility plant and others" account. Any decrease is first offset against the increase on earlier valuation in respect of the same property and is thereafter charged to the current operating income. The

depreciation on appraisal increase charged to operations is transferred to retained earnings or deficit.

Upon ERC's approval of the Company's new base exchange rate of ₱40.081, the Company is allowed to restate utility plant and others by the amount of the difference between the previous base exchange rate and the newly approved base exchange rate multiplied for each dollar identified in the utility plant and others which were acquired using the proceeds of the foreign currency assets-denominated loans.

When assets are sold or retired, their revalued amounts and accumulated depreciation and impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is included in the unconsolidated statements of income. Upon the disposal of revalued property, the relevant portion of the appraisal increase realized in respect of previous valuation is released from the appraisal increase directly to retained earnings or deficit. However, for certain subtransmission and distribution assets of the Company (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is debited for the same amount. For financial reporting purposes, the Parent Company computes depreciation based on the carrying values of the utility plant and others using the straight-line functional group method over the following estimated useful lives:

Sub-transmission and distribution	25-35 years
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	20 years
Building and improvements	40 years
Others	20 years

For income tax reporting purposes, depreciation of the Parent Company is computed based on the double-declining balance method.

Depreciation of the subsidiaries, except MIESCOR which uses sum-of-years' digits method for certain assets amounting to ₱81 million (included in the 2003 consolidated balance sheet), is computed using the straight-line method over the following estimated useful lives:

Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

The useful life and depreciation method are reviewed periodically to ensure that the period and method of depreciation are consistent with the expected pattern of economic benefits from items of utility plant and others.

Construction in Progress

Construction in progress which represents subtransmission and distribution substations and building under construction, is stated at cost. This includes cost of construction, plant and

equipment and other direct costs. Construction in progress is not depreciated until such time as the relevant assets are completed and put into operational use.

Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period.

Impairment of Assets
The carrying values of assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of assets is the greater of net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses, if any, are recognized as a charge to current operations, except for utility plant and others, which are recognized as a reduction in the appraisal increase and any excess as a charge to current operations.

Land Held for Future Development
Subdivided and unsubdivided land of Rockwell are stated at the lower of cost or net realizable value. Expenditures for development and improvements of subdivision land are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Intangible Assets
Intangible assets consist of software cost, consultancy fees and other development expenditures incurred in relation to the Parent Company's corporate-wide computerization program. These are measured initially at cost. After initial recognition, deferred charges are measured at cost less accumulated amortization. These are amortized on a straight-line basis over five years upon implementation of such projects.

Deferred Pass-through Fuel Cost
Deferred pass-through fuel cost are recorded based on actual billings for unconsumed gas determined at the end of the year.

Exchange rate differences arising on the restatement of deferred pass-through fuel costs are deferred and recognized as part of deferred pass-through fuel costs as these costs will be passed on to the customers as consumed.

Debt Issuance Costs
Debt issuance costs are deferred and amortized on a straight-line basis over the term of the long-term debt.

Cash and Cash Equivalents
Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Receivables
Receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amount. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Inventories
Materials and supplies are valued at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to its present location and condition are determined on the basis of its moving average cost. Net realizable value is the current replacement cost.

Condominium units for sale of Rockwell are stated at the lower of cost or net realizable value. Cost includes the cost of the land, expenditures for the construction of the condominium units and borrowing costs during construction of the units. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Provisions
Starting on January 1, 2003, provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. In prior years, provisions for contingencies were accrued when it is probable that a liability had been incurred at balance sheet date and the amount can be reasonably estimated. Otherwise, the loss contingency was disclosed.

Contingent Assets
Contingent assets arising from the tax refund discussed in Note 23 are not recognized unless the realization of income is virtually certain.

Revenue
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

- Parent Company

  Operating revenues are recognized upon supply of power to the customers. Prior to June 2003, the bills rendered monthly by the Company were computed according to rate schedules approved by the ERB in ERB Case Numbers 95-385, 97-18 and 2001-168. The bill format had the following components:

  - Basic Charge. This charge allowed the Company to recover its operating expenses and attain a reasonable return on its investment. Basic charge also includes fixed Purchased Power Adjustment (PPA) equivalent to a purchased power cost of ₱1.7845 per kilowatt-hour.

  - CERA. CERA I and II covered the increases and decreases in the operations and maintenance expenses and foreign debt principal payments due to changes in the Philippine peso-US dollar exchange rate.

- PPA. This covered the increases and decreases in the cost of power bought from the Parent Company's power suppliers. It represents changes in the Company's purchased power cost beyond the base level of ₱1.7845 per kilowatt-hour incorporated in the Basic Charge.

In compliance with Section 36 of RA No. 9136, the Parent Company filed with the ERC last December 26, 2001 for the unbundling of its charges to its customers. The UFR on the rate unbundling released by the ERC on October 30, 2001 specified that the Parent Company's billing will have the following components: Generation Charge, Transmission Charge, System Loss Charge, Distribution Charge, Supply Charge, Metering Charge, the CERA and Interclass and Lifeline Subsidies. National and Local Franchise Taxes, the Power Act Reduction (for Residential Customers) and the Universal Charge are also separately indicated in the customer's billing statements. As discussed in Note 1(e), the ERC has issued its Decision on the Parent Company's rate unbundling application.

On February 24, 2003, the ERC issued an Order approving the Implementing Rules and Regulations (IRR) for the new Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA). The GRAM and ICERA are the mechanisms by which the Parent Company can reflect changes in the levels of the Generation Charge and the Currency Exchange Rate Adjustment (CERA). The levels of the Generation Charge and the CERA are fixed until such time that the Commission approves new levels for these following a filing by the Parent Company under the GRAM and the ICERA. These rate adjustment mechanisms still allow the Parent Company to pass on to its customers changes in generation costs and some of the effects of the peso depreciation. The cost recovery process, however, is no longer automatic, as the ERC's approval is required on a quarterly basis resulting in a lag between the time the costs are incurred and when they may be recovered. Accordingly, over or under recoveries in operating revenues at the end of the year is reversed or accrued.

- MIESCOR

Revenues from construction contracts are recognized on the percentage of completion method of accounting and are measured principally on the basis of the estimated completion of a physical portion of the contract work, which is determined based on the actual cost incurred in relation to the total estimated cost of the contract. Contracts to manage, supervise, or coordinate the construction activity of others and those contracts wherein the materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

- Rockwell

- Revenue from sale of real estate is recognized when the significant risks and rewards of ownership of the property have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate, which include the sale of land and condominium units, are accounted for under the percentage of completion method where Rockwell has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

  Cost of condominium units sold before completion of the project is determined based on actual cost and project estimates of building contractors and technical staff. The estimated future expenditures for development are pertaining to the cost of condominium units sold are shown as "Estimated liability for project development" account in the consolidated balance sheets.

  For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

- Revenue from cinema, bowling, billiards and snack bar is recognized upon receipt of cash from the customer.

- Lease income from condominium units held for lease and mall operations are accounted for in accordance with the terms of the lease agreements.

▪ Interest income

  Revenue is recognized as the interest accrues.

<u>Foreign Currency Transactions</u>
Foreign currency transactions are recorded in Philippine peso by applying to the foreign currency amount the exchange rate between the Philippine peso and the foreign currency at the date of the transactions. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are generally recognized in the unconsolidated statements of income in the period in which they arise. Monetary assets and liabilities denominated in foreign currencies are restated using the closing exchange rate at the balance sheet date. However, foreign exchange gains or losses arising from the Company's restatement of foreign currency denominated loans to the current exchange rate are deferred and amortized (shown as part of "Interest and other charges" account in the statements of income) as amounts are recovered through corresponding adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

<u>Retirement Costs</u>
The Company has funded, noncontributory defined benefit retirement plan for all permanent employees. In 2003, retirement costs are actuarially determined using the projected unit credit method. This method reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average working lives of the covered employees. In prior years, retirement costs were actuarially determined using the entry age normal funding method.

Stock Ownership Plan
The Parent Company has a stock ownership plan for the granting of non-transferable options to management and employees of the Parent Company to purchase fixed number of shares of stock at a stated price during a specified period. When the grants are exercised, the capital stock transactions are recorded at the stated price.

Borrowing Costs
Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized.

Leases
Operating lease payments are recognized as expense based on the terms of the lease agreements.

Income Tax
Deferred income tax is provided using the balance sheet liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to (a) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; and (b) carryforward benefit of the net operating loss carryover (NOLCO) and the excess of minimum corporate income tax (MCIT) over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and in which NOLCO and MCIT are expected to be applied. A valuation allowance is provided when the deferred tax assets will not be realized in the future.

Prior to the SC decision discussed in Notes 1(d) and 30, the provision for income tax presented in the statements of income was segregated into utility and non-utility operations of the Parent Company. The 2002 and 2001 financial statements have been restated to give retroactive effect to the change in the presentation of provision for income tax.

Financial Instruments
The Parent Company uses various interest rate structures to manage interest rate risks and to obtain a more stable and predictable interest cost. These structures are generally entered into concurrent with the issuance of floating rate debts. Net amount paid to or received from counterparties under these interest rate structures are recorded as interest expense included under "Interest and other charges" in the statements of income in the period in which they accrue.

Current accounting practice does not require recognition of mark-to-market values of derivative instruments. Thus, such mark-to-market values are presented in the related notes to the unconsolidated financial statements for disclosure purposes only.

Subsequent Events

Subsequent events that provide evidence of conditions that existed at balance sheet date are reflected in the financial statements. Subsequent events that are indicative of conditions that arose after the balance sheet date are disclosed in the financial statements when material.

3. Segment Information

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

- The power distribution segment is involved in the distribution and supply of electricity covering franchise areas in the Luzon region.
- The real estate segment is involved in real estate development and leasing.
- The services segment comprises principally of engineering, construction and consulting services, and computer-related services.

Segment revenues, segment expenses and segment results include transfers between business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in consolidation.

Segment assets and results of the segments for 2002 and 2001 have been restated to reflect the effect of change in policy with respect to provisions and pre-operating expenses with SFAS 37/IAS 37 and SFAS 38/IAS 38 (see Note 2).

Business Segment Data

As of June 30, 2004 and 2003 (Unaudited) and as of Dec. 31, 2003 (audited)

	Power Distribution			Real Estate			Services			Eliminations			Consolidated		
	Jun-2004	Jun-2003	Dec 2003	**Jun-2004**	Jun-2003	Dec-2003	**Jun-2004**	Jun-2003	Dec-2003	**Jun-2004**	Jun-2003	Dec-2003	**Jun-2004**	Jun-2003	Dec-2003
							(Amounts in Millions)								
Revenues															
External sales	**₱68,406**	₱65,422	₱137,987	**₱1,273**	₱871	₱2,235	**₱457**	₱531	₱813				**70,136**	66,824	₱135,035
Inter-segment sales			32	–	–	–	**178**	-	208	**(178)**					
Total revenues	**68,406**	65,422	132,019	**1,273**	871	2,235	**635**	531	1,021	**(178)**		(₱240)	**70,136**	₱66,824	₱135,035
Results															
Segment results	**2,826**	1,419	4,061	**243**	177	303	**77**	(6)	132	**–**	–	–	**3,146**	1,590	4,[illegible]
Extraordinary loss															
Interest and other charges – net													**(1,160)**	(1,656)	(3,229)
Equity in net earnings of investees													**182**	201	207
Minority interest													**(61)**	(31)	(62)
Provision for (benefit from) income tax													**(691)**	(38)	(505)
Net income (loss)													**1,416**	66	907
Other Information															
Segment assets	**142,114**	138,646	141,399	**10,385**	11,569	10,046	**1,553**	2,298	1,757	**(2,353)**	(1,963)	(1,229)	**151,699**	150,550	151,973
Deferred income tax assets															1,447
Investments – at equity	**4,314**	4,459								**(1,173)**	(1,257)		**3,141**	3,203	2,656
Consolidated total assets	**146,428**	143,105	141,399	**10,385**	11,569	10,046	**1,553**	2,298	1,757	**(3,526)**	(3,220)	(1,229)	**154,840**	153,753	156,076
Segment liabilities	**98,359**	102,985	97,519	**4,485**	5,827	4,321	**1,796**	1,846	2,324	**(517)**	28	(203)	**104,123**	110,686	103,961
Deferred income tax liabilities													**2,283**	4,459	3,065
Minority interest															
Consolidated total liabilities			97,519										**106,406**	115,145	107,0[illegible]
Capital expenditures	**2,590**	3,109	6,435	**29**	37	24	**91**	156	395	**-**	-	–	**2,710**	3,302	6,818
Depreciation and amortization	**2,410**	2,257	4,305	**95**	90	207	**11**	27	58	**–**	–	6	**2,516**	2,374	4,576
Noncash expenses other than depreciation and amortization	**220**	530	896			7			193		–	–	**220**	530	491

Business Segment Data

For the Quarter Ended June 30, 2004 and 2003 (Unaudited)

	Power Distribution		Real Estate		Services		Eliminations		Consolidated	
	Jun-2004	Jun-2003	**Jun-2004**	Jun-2003	**Jun-2004**	Jun-2003	**Jun-2004**	Jun-2003	**Jun-2004**	Jun-2003
					(Amounts in Millions)					
Revenues										
External sales	**₱35,937**	₱34,227	**₱680**	₱490	**₱184**	₱244			**36,801**	34,961
Inter-segment sales			**–**	–	**125**	-	**(125)**			
Total revenues	**35,937**	34,227	**680**	490	**309**	244	**(125)**		**36,801**	₱34,961
Results										
Segment results	**1,639**	1,150	**126**	99	**31**	2	**–**	–	**1,796**	1,251
Extraordinary loss										
Interest and other charges – net									**(229)**	(816)
Equity in net earnings of investees									**58**	103
Minority interest									**(16)**	(8)
Provision for (benefit from) income tax									**(537)**	(139)
Net income (loss)									**1,072**	391
Other Information										
Segment assets	**142,114**	138,646	**10,385**	11,569	**1,553**	2,298	**(2,353)**	(1,963)	**151,699**	150,550
Deferred income tax assets										
Investments – at equity	**4,314**	4,459					**(1,173)**	(1,257)	**3,141**	3,203
Consolidated total assets	**146,428**	143,105	**10,385**	11,569	**1,553**	2,298	**(3,526)**	(3,220)	**154,840**	153,753
Segment liabilities	**98,359**	102,985	**4,485**	5,827	**1,796**	1,846	**(517)**	28	**104,123**	110,686
Deferred income tax liabilities									**2,283**	4,459
Minority interest										
Consolidated total liabilities									**106,406**	115,145
Capital expenditures	**1,294**	1,675	**16**	8	**87**	139	**-**	-	**1,396**	1,822
Depreciation and amortization	**1,301**	1,052	**47**	45	**5**	14	**–**	–	**1,353**	1,111
Noncash expenses other than depreciation and amortization	**2**	221						–	**2**	221

4. Supplemental Information on Rockwell

Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities. In May 2002, Rockwell commenced construction of its new condominium project – the "Manansala." The project broke ground in May 2002, with 93% market take up by yearend. Rockwell expects to turnover the "Manansala" units by December 2005. Total cash received from pre-selling activities of "Manansala" amounted to ₱389.4 million as of December 31, 2002 and is shown as part of "Accounts payable and other current liabilities – Deposits from pre-selling of condominium units" in the 2002 consolidated balance sheet (see Note 17).

Condensed financial information for Rockwell, before intercompany elimination, follows:

	Jun 2004	Jun 2003	Audited Dec 2003
		(Amounts in Millions)	
Cash and cash equivalents	**₱216**	₱187	₱60
Trade and other receivables – net	**2,423**	2,458	2,036
Property and equipment - net	**4,118**	4,267	4,013
Total assets	**10,385**	11,585	10,130
Long-term debt	**2,317**	2,670	2,209
Total liabilities	**4,485**	5,840	4,321
Total stockholders' equity	**5,900**	5,745	5,809
Revenues	**1,273**	868	2,332
Costs and expenses	**1,182**	812	2,202
Net income (loss)	**91**	56	130

5. Utility Plant and Others

	Parent Company		Consolidated & Audited
	Jun-2004	Jun-2003	**Dec 2003**
		(Amounts in Millions)	
At cost:			
Sub-transmission and distribution	**₱66,060**	₱56,196	**₱63,095**
Others	**17,148**	16,480	**18,483**
	83,208	72,676	**81,578**
Less accumulated depreciation	**23,945**	20,496	**22,666**
	59,263	52,180	**58,912**
Appraisal increase:			
Sub-transmission and distribution	22,879	18,705	**24,119**
Others	12,908	10,407	**12,882**
	35,787	29,112	**37,001**
Less accumulated depreciation	**8,880**	3,925	**9,556**
	26,907	25,186	**27,445**
	₱86,170	₱77,367	**86,357**

A qualified independent appraiser performs valuations of utility plant and others of the Parent Company, subsidiaries and certain associates periodically, with the latest valuation as of December 31, 2002 for the Parent Company and subsidiaries and associates.

Substantially all of the Parent Company's utility plant (₱85,726 million as of June 30, 2004, and ₱76,863 million as of June 30, 2003 net of accumulated depreciation) are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders.

On January 27, 2003, the BOD of the Parent Company approved the conveyance of real properties of MML Development Center (MMLDC) in Antipolo City, as part of the Parent Company's contribution of its pension obligations to the Meralco Retirement Plan being held in trust by the Meralco Pension Fund (MPF). The net book value of the properties transferred amounted to ₱647 million and reduced the Parent Company's unfunded actuarial liability by the same amount (see Note 24). In addition, the Parent Company has donated properties located at the MMLDC with a net book value of ₱31 million to the MMLDC Foundation, Inc., the entity operating the Center.

A Memorandum of Agreement was executed between the Parent Company and the Meralco Pension Fund embodying the agreement to convey the real estate properties. A Deed of Assignment was already executed to effect the transfer of title and ownership to the MPF and the corresponding taxes due were paid to the government.

The movement of Parent Company's utility plant and others as of June 30, 2004 follows:

	Sub-transmission and Distribution	Others	Total
		(Amounts in Millions)	
Appraised values:			
Beginning	₱87,968	₱29,296	₱117,264
Transfers from CWIP	2,231	636	2,867
Disposals/retirements	(1,135)	(1)	(1,136)
Reclassification & others	(124)	124	
Ending	88,940	30,055	118,995
Accumulated depreciation:			
Beginning	26,981	4,796	31,777
Charge for the year	1,422	393	1,815
Disposals/retirements	(1,135)	(1)	(1,136)
Other adjustments	310	59	369
Ending	27,578	5,247	32,825
Net book value – June 30, 2004	₱61,362	₱24,808	₱86,170
Net book value – June 30, 2003	54,701	22,665	₱77,366

6. Construction in Progress

	Parent Company	Consolidated	Consolidated & Audited
	Jun-2004	Jun-2004	Dec-2003
		(Amounts in Millions)	
Beginning	₱6,188	₱6,677	₱8,719
Additions	2,416	2,416	6,818
Transfers to utility plant and others	(3,272)	(3,272)	(9,629)
Reclassification from advance payment to suppliers and others	-	-	769
Ending	₱5,332	₱5,821	₱6,677

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution facilities. Borrowing costs capitalized amounted to ₱49 million, ₱33 million and ₱68 million for the six months ended June 30, 2004 and 2003, and year ended December 2003, respectively.

7. Investments at Equity

The Company's subsidiaries, associates, and joint venture accounted for under the equity method follow:

	Percentage of Ownership				
	Parent Company		Consolidated		
	Jun-2004	Jun-2003	**Jun-2004**	Jun-2003	Dec-2003
Subsidiaries					
Meralco Energy, Inc.	**100**	100	–	–	–
e-Meralco Ventures, Inc.	**100**	100	–	–	–
Asian Center for Energy Management	**100**	100	–	–	–
Meralco Financial Services Corporation	**100**	100	–	–	–
MIESCOR	**97**	97	–	–	–
Batangas Cogeneration Corporation	**55***	55	–	–	–
CIS	**51**	51	–	–	–
Rockwell	**51**	51	–	–	–
Associates					
First Private Power Corporation and Subsidiary (FPPC)	40	40	40	40	40
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	35	35	35	35	35
Joint Venture					
Soluziona	**50**	50	50	50	50

* *In 2004, the Parent Company's ownership has been reduced to 38%.*
Accordingly, the Company will deconsolidate the financial statements of Batangas Cogen in 2004.

The carrying values of investments in subsidiaries, associates and joint venture follow:

	Parent Company	**Consolidated**	Consolidated **& Audited**
	Jun 2004	**Jun 2004**	Dec 2003
		(Amounts in Millions)	
FPPC	**₱2,281**	**₱2,281**	₱2,262
Rockwell	**1,446**	–	–
GEPMICI	**90**	**90**	91
Others	**497**	**770**	303
	₱4,314	**₱3,141**	₱2,656

Undistributed accumulated equity in earnings of investees included in the Parent Company's unappropriated retained earnings amounted to ₱859 million and ₱727 million as of December 31, 2003 and 2002, respectively. These amounts are not currently available for distribution as dividends until declared as dividends by the subsidiaries and associates.

US SEC
File No. 82-3237

Condensed financial information for FPPC and GEPMICI follow:

	FPPC	GEPMICI	FPPC	GEPMICI	Audited FPPC	Audited GEPMICI
	Jun 2004		Jun 2003		Dec 2003	
			(Amounts in Millions)			
Current assets	**₱1,563**	**₱290**	₱2,205	₱360	₱1,664	₱350
Noncurrent assets	**2,380**	**41**	2,749	32	2,618	40
Current liabilities	**906**	**88**	989	55	1,273	131
Noncurrent liabilities	**1,489**	**–**	1,980	–	1,860	–
Net assets	**1,548**	**243**	1,985	337	1,149	259
Revenues	**1,478**	**193**	1,407	211	2,851	399
Costs and expenses	**969**	**(211)**	818	195	1,785	387
Net income	**509**	**(18)**	589	16	1,066	12

The Parent Company's aggregate share in the assets, liabilities, income and expenses related to its 50% interest in Soluziona is as follows:

	Jun 2004	Jun 2003	Audited Dec 2003
		(Amounts in Millions)	
Current assets	**₱82**	₱103	₱82
Non-current assets	**9**	8	10
Current liabilities	**44**	53	(41)
Non-current liabilities	**0**	7	(2)
Net assets	**₱47**	₱47	₱49
Revenues	**₱72**	₱96	₱180
Costs and expenses	**66**	90	163
Net income	**₱6**	₱6	₱17

8. Investments in Real Properties and at Cost

Investments in real properties include the accumulated costs incurred for the development and construction of the mall - "The Power Plant" and condominium units held for lease. Unamortized borrowing costs (net of depreciation) capitalized as part of investments in real properties amounted to ₱332 million and ₱343 million as of December 31, 2003 and 2002, respectively. On May 12, 1999, Rockwell entered into an agreement with Rockwell Leisure Club, Inc. (RLCI) for the assignment of facilities and the related condominium certificates of title carrying the premises amounting to ₱400 million, in exchange for advances convertible into shares of stock of RLCI. As of December 31, 2003, investments in RLCI shares and advances convertible to RLCI shares amounted to ₱27 million (₱31 million in2002 and ₱60 million in 2001) and ₱210 million (₱210 million in 2002 and ₱187 million in 2001), respectively (shown as part of "Investments - at cost").

9. Other Non-current Assets

	Parent Company	Consolidated	Consolidated & Audited
	Jun 2004	**Jun 2004**	Dec 2003
		(Amounts in Millions)	
Deferred pass-through fuel costs (see Note 20)	**₱8,286**	**₱8,286**	₱8,286
Deferred foreign exchange loss (CERA II)	**4,641**	**4,641**	6,588
Deferred PPA – Non current	**5,725**	**5,725**	3,487
Prepaid income tax – net of current portion (see Note 23)	**1,056**	**1,056**	1,055
Intangible assets – net	**194**	**194**	788
Unamortized debt issuance costs	**685**	**685**	726
Deferred income tax (see Note 23)	**-**	**-**	80
Input value added tax (VAT) and creditable withholding tax	**–**	**-**	452
Others	**1,753**	**2,229**	1,347
	₱22,340	**₱22,816**	₱22,809

a. CERA II represents deferred foreign exchange losses that are billable to customers upon approval of the ERC.

b. Deferred PPA represents unbilled purchased power costs incurred by the Parent Company.

In ERC's Decision on the Parent Company's rate unbundling dated March 20, 2003, the Parent Company was authorized to collect the deferred PPA of ₱5,759 million through its rates to customers by an amount equivalent to ₱0.0875 per kilowatt-hour over a period of three years. In a manifestation filed with the ERC on April 1, 2003, the Parent Company stated that it would begin collecting the said amount beginning in the April 2003 billing cycle.

On May 29, 2003, the ERC issued an Order authorizing the Parent Company to collect effective the June 2003 billing cycle, an additional amount of ₱0.0127 per kilowatt-hour as deferred PPA recovery. The additional ₱0.0127 per kwh, together with the ₱0.0875 per kilowatt-hour which the Parent Company started collecting in the billing month of April 2003, brings to ₱0.1002 per kilowatt-hour the total deferred PPA recovery that was being incorporated in the Generation Charge component of the customers' bills.

On December 8, 2003, the Parent Company made its first application under the GRAM, covering the period May to September 2003 supply months. An amended application was filed in January 16, 2004. On January 26, 2004, the Parent Company received an Order from the ERC dated January 21, 2004 approving a Generation Charge of ₱3.1886 per kwh, inclusive of the deferred PPA. In that same Order, the ERC disallowed the recovery of ₱199 million of the unrecovered MRR in 2003 passed on as part of the mandated residential reduction for the period July 2001 to October 2001 supply months. The accumulated unrecovered MRR passed on as part of the mandated residential reduction for the supply months November 2001 to October 2003 of ₱1,798 million was authorized for recovery over a 36-month period via an additional ₱0.0224 per kwh to the deferred PPA component of the

Generation Charge starting February 2004. As a result, the Parent Company reversed in 2003 the allowance for probable losses of ₱810 million in 2002 pertaining to unrecovered MRR.

c. Deferred pass-through fuel costs pertain to the cost of unconsumed gas. This represents the quantity of natural gas that was contracted for but not consumed by the Parent Company's major independent power producers, First Gas Power Corporation (FGPC) and FGP Corp. (collectively referred to as "First Gas" - see Notes 20 and 27a), due to the constrained dispatch imposed on them by TransCo. Both FGPC's 1,000 MW Sta. Rita plant and FGP Corp.'s 500-MW San Lorenzo plant should be dispatched at the stipulated capacity factor of 83% every year. Billings by First Gas as of December 31, 2003 and 2002 for such unconsumed gas amounted to US$64 million and US$85 million, respectively. Such unconsumed gas can be consumed over a period of 10 years up to 2013. The payment term is dependent upon the outcome of the dispute described below. The related liability is presented as part of "Accounts payable and other current liabilities (see Note 17). This liability is interest bearing starting February 2003. The interest rate is based on LIBOR plus 1%. Total interest for the year ended December 31, 2003 amounted to ₱152 million and is shown as part of "Interest and other charges" account in the 2003 statement of income.

A dispute has arisen between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc., and PNOC Exploration Corporation) under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers. First Gas' position is that the Gas Sellers have breached the "Most Favored Nations Clause" (MFN) contained in their GSPA by failing to offer First Gas certain price terms that the Gas Sellers have offered to NPC in connection with NPC's 1,200 MW Ilijan Power Plant. The Gas Sellers offered a deferred payment facility to NPC to finance payment for gas not taken but payable by NPC under its GSPA with the Gas Sellers for the Ilijan Power Plant. The Gas Sellers have not offered a deferred payment facility to First Gas. If the Gas Sellers had provided First Gas with a deferred payment facility pursuant to the MFN under the GSPA, the Parent Company's obligations to pay for unconsumed gas for 2003 and 2002 would also be deferrable. Thus, the entire amount billed by First Gas to the Parent Company for the cost of such unconsumed gas is the subject of a bona fide dispute between First Gas and the Gas Sellers under their GSPA and as such is not payable at this time. First Gas intends to vigorously pursue its dispute with the Gas Sellers under their GSPA. The beneficiaries of the dispute are the Parent Company and, the consumers who benefit from any reduction in the cost of the natural gas, as the cost of fuel is a pass-through cost. In case First Ga s loses in the dispute, First Gas will collect from the Parent Company the deferred payments due to the Gas Sellers. The Parties are meeting and exploring possibilities on how the unconsumed gas will be utilized.

Nonetheless, the Parent Company expects that with the increasing demand for electricity beginning in 2005, First Gas will be dispatched sufficiently by TransCo to utilize the unconsumed gas within the prescribed 10-year period.

d. Intangible assets mainly represent software cost, consultancy fees and other development expenditure related to the Parent Company's corporate-wide computerization program. The program involves all of the Parent Company's business processes, namely, customer service, distribution, materials management, finance, human resources, logistics and executive

information system. Amortization (shown as part of "Depreciation and amortization" account in the parent company and consolidated statements of income) charged to operations amounted to ₱594 million and ₱332 million for the quarters ended June 30, 2004 and June 30 2003, respectively.

	Jun 2004	Jun 2003
	(Amounts in Millions)	
Balance, beginning of year	**₱788**	₱1,577
Amortization (see Note 22)	**594**	332
Balance, end of year	**₱194**	₱1,245

e. "Others" include matured placements with a local bank, amounting to ₱171 million as of June 30, 2004 (₱272 million and ₱383 million as of December 31, 2002 and December 31, 2001, respectively), which were placed under receivership on April 26, 2000. Based on the Memorandum of Agreement (MOA) and pursuant to the Liability Servicing Plan of the Rehabilitation Plan for the local bank, the placements were converted into "Repayment Notes" which are payable over a period of three years commencing on September 14, 2002 and 25% of the placements were converted into "Promissory Notes" payable over a period of three years commencing on September 14, 2005. On October 5, 2001, the "Repayment Notes" due on September 14, 2002 was discounted. The Parent Company collected ₱111 million in repayment notes in September 14, 2003.

10. Cash and Cash Equivalents

	Parent Company	Consolidated	Consolidated & Audited
	Jun 2004	**Jun 2004**	Dec2003
		(Amounts in Millions)	
Cash on hand and in banks	**₱1,550**	**₱1,894**	₱2,280
Short-term investments	**2,125**	**2,125**	3,040
	₱3,675	**₱4,019**	₱5,320

Cash in banks earns interest at the prevailing bank deposit rates. Short-term investments are made for varying periods of between one day and three months depending on the immediate cash requirements of the Company, and earn interest at the prevailing short-term investments rates.

11. Receivables

	Parent Company	Consolidated	Consolidated & Audited
	Jun 2004	**Jun 2004**	Dec 2003
		(Amounts in Millions)	
Notes and customers' accounts consolidated			
Billed	**₱9,535**	**₱12,364**	₱12,356
Unbilled	**12,881**	12,881	11,647
Related parties (see Note 20)	**262**	**337**	190
Others	**708**	**720**	1,391

US SEC
File No. 82-3237

	Parent Company	Consolidated	& Audited
	Jun 2004	**Jun 2004**	Dec 2003
	23,386	**26,302**	25,584
Less allowance for doubtful accounts	**1,521**	**1,521**	1,782
	₱21,865	**₱24,781**	₱23,802

Unbilled revenues represent purchased power costs incurred by the Parent Company, which the Parent Company expects to bill to customers in the succeeding months.

12. Inventories

	Parent Company	Consolidated	Consolidated & Audited
	Jun 2004	**Jun 2004**	Dec 2003
		(Amounts in Millions)	
Materials and supplies	**₱1,030**	**₱1,071**	₱1,020
Condominium units for sale-at net realizable value	**–**	**300**	182
	1,030	**1,371**	1,202

13. Other Current Assets

	Parent Company	Consolidated	Consolidated & Audited
	Jun 2004	**Jun 2004**	Dec 2003
		(Amounts in Millions)	
Current portion of prepaid income tax (see Note 23)	**₱298**	**₱298**	**₱298**
Advance payments to suppliers	**50**	**50**	**115**
Others	**15**	**306**	**55**
	₱363	**₱654**	**₱468**

14. Stockholders' Equity

a. Capital Stock

The details of the authorized, issued and subscribed capital stock follow:

	Jun 2004	Jun 2003	Dec 2003
		(Amounts in Millions)	
Preferred stock – 10%, ₱10 par value Authorized - 300,000,000 shares Issued and subscribed Series B – 184,427,172 shares in Jun 2004, 101,289,626 shares in Jun 2003, and 140,655,458 shares in Dec 2003	**₱1,844**	₱1,013	₱1,407

Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued – 997,530,224 shares in Jun 2004, 997,473,465 shares in Jun 2003 and 997,473,465 shares in Dec 2003	**₱9,993**	₱9,975	₱9,975
Subscribed – 9,905,083 shares in Jun 2004, 1,787,996 shares in Jun 2003 and 1,787,996 shares in Dec 2003	**81**	18	18
	₱10,074	₱9,993	₱9,993

The Articles of Incorporation of the Parent Company was amended in a resolution taken during the Annual Stockholders' meeting held on May 28, 2002, to reflect the increase in its authorized capital stock from 1,080,000,000 common shares with par value of ₱10 to 1,242,000,000 common shares. The Parent Company has not yet filed the Amended Articles of Incorporation with the Securities and Exchange Commission (SEC).

Preferred stock is nonparticipating, nonconvertible into common stock and, like common stock, has no preemptive rights to subscribe to any or all issues or other disposition of preferred stock. Preferred stockholders are entitled to preferential cumulative dividends not exceeding 20% a year, payable generally on a quarterly basis. As approved by the SEC, redeemed stock are not considered retired and may be reissued.

Series B preferred stock is redeemable five years from date of issue at the option of the Parent Company or holder upon 90 days notice. In cases where a service application would require extension of service or new distribution facilities, the "Terms and Conditions of Service" of the Parent Company, which was approved by the ERB, requires applicants for electric service to subscribe preferred stock to cover the costs. The Parent Company issues the underlying preferred stock to the customers.

As of December 31, 2003, cumulative dividends on preferred shares that have not been declared or paid since second quarter of 2003 amounted to approximately ₱65 million.

Movement of capital stock follows:

	Jun 2004	Jun 2003	Dec 2003
Preferred stock:			
Balance at beginning of year	**140,655,458**	83,715,340	83,715,340
Issuance of shares	**63,801,387**	21,755,643	60,813,590
Redemption of shares	**(20,029,673)**	(4,181,357)	(3,873,472)
Balance at end of year	**184,427,172**	101,289,626	140,655,458
Common stock:			
Issued:			
Balance at beginning of year	**997,473,465**	995,734,487	995,734,487
Issuances of shares	**8,173,846**	-	1,738,978
Balance at end of year	**1,005,647,311**	995,734,487	997,473,465
Subscribed:			

Balance at beginning of year	**1,787,996**	3,526,974	3,526,974
Issuance of shares		-	(1,738,978)
Cancelled subscriptions	**–**	-	–
Balance at end of year	**1,787,996**	3,526,974	1,787,996

Authorized shares of common stock of the Parent Company, which are listed at the Philippine Stock Exchange (PSE), are divided in two classes, to wit:

- Class "A" - Comprising sixty percent (60%) of the common stock, which shall be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and

- Class "B" - Comprising forty percent (40%) of the common stock, which may be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Ownership of the Parent Company's common stock by any person or entity shall not exceed 10% of the outstanding common stock, except for the two corporations which already own more than 10% as provided for in the Articles of Incorporation.

On February 24, 2003, the BOD approved a resolution to remove the stock ownership cap of 10% in the Parent Company's Articles of Incorporation. The resolution was subsequently approved in the annual stockholders meeting held on June 24, 2003. The Amended Articles of incorporation was filed with SEC on July 29, 2003 and was approved on August 4, 2003.

b. Employee Stock Ownership Plan (Plan)

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and authorizes cancellation of the purchase prior to full payment of the purchase price.

A summary of shares under the Plan follows:

	Number of Shares		
	Jun 2004	Jun 2003	Dec 2003
Total shares allocated	**25,000,000**	25,000,000	25,000,000
Options exercised under the Plan			
Balance at beginning of year	**12,909,510**	12,909,510	12,909,510
Add: ESOP 12th offering	**8,173,847**	-	–
Balance at end of semester/year	**21,083,357**	12,909,510	12,909,510
Options unexercised at end of the semester/year	**3,916,643**	12,090,490	12,090,490

During the year 2003, common shares arising from cancelled subscriptions under the ESOP 11th Offering in 1999, were subscribed by qualified participants under the repurchase option

approved by the SEC. The remaining allocation to the Plan of about 12 million common shares was offered for sale during the ESOP 12 th Offering ("Centennial Offering') from December 16 to 31, 2003 as approved by the SEC.

c. Retained Earnings

On March 2004, the BOD approved the transfer of ₱200 million from unappropriated retained earnings to appropriated retained earnings for long-term expansion and improvement projects.

On July 28, 2003, the BOD approved a resolution to transfer the appropriated retained earnings of ₱12,600 million to unappropriated retained earnings.

15. Long-term Debt

	Parent Company	Consolidated	Consolidated & Audited
	Jun 2004	**Jun 2004**	Dec 2003
		(Amounts in Millions)	
Parent Company – Secured			
First Mortgage Bonds issued for:			
Gross availments from various credit facilities:			
US dollar term loans at annual interest rates ranging from 7.76% to 9.3%, payable in semi-annual installments up to 2012	**₱6,621**	**₱6,621**	**₱6,884**
Japanese yen term loans at annual interest rates of 5.5% and 5.7%, payable in semi-annual installments up to 2010	**3,396**	**3,396**	3,673
Deutschmark term loans at annual interest rate of 6.0%, payable in semi-annual installments up to 2005*	**215**	**215**	334
	10,232	**10,232**	10,891
Parent Company – Unsecured			
US dollar term loan at annual interest rate of LIBOR 6 months plus 1%, payable in semi-annual installments up to 2005	**3,354**	**3,354**	4,447
US dollar term loan at annual interest rate of LIBOR 6 months plus 1.6%, payable in semi-annual installments up to 2005	**2,683**	**2,683**	4,002
Philippine peso term loan at annual interest rate of 10.93%, payable in quarterly installments up to 2005	**2,220**	**2,220**	2,790
Philippine peso term loan at annual interest rate of 11.78%, payable in quarterly installments up to 2006	**360**	**360**	440

	Parent Company Jun 2004	Consolidated Jun 2004	& Audited Dec 2003
Euro availment under the Master Credit Agreement at an annual interest rate of 5.56% payable in equal semi-annual installments until 2010	210	210	232
US dollar term loans at annual interest rate of LIBOR plus 0.65%, payable in semi-annual installments up to 2009	147	147	130
CHF availment under the Master Credit Agreement at an annual interest rate of LIBOR plus 0.7% payable in equal semi-annual installments until 2010	110	110	120
Philippine peso loans payable to government entities with average annual interest rate of 3.5%, payable in quarterly installments up to 2011	17	17	20
	9,101	9,101	12,181
Rockwell - Secured by Rockwell Assets			
Long-term commercial papers (LTCPs)	–	569	667
Loans from various banks	–	1,034	828
Syndicated loan payable to a local bank	–	714	714
	–	2,317	2,209
	19,333	21,650	25,281
Less current portion			
Current portion based on existing payment terms	7,941	7,941	8,776
Long-term debt classified as current	-	-	14,155
	7,941	7,941	22,931
	₱11,392	₱13,709	₱2,350

**Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*

a. Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱86,170 million as of June 30, 2004, ₱77,367 million as of June 30, 2003 and ₱84,848 million as of December 31, 2003) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisition of additional franchise areas; disposition of significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. In addition, substantially all of the Parent Company's existing loan agreements contain cross default provisions which may render the outstanding loans due and demandable. For the years ended December 31, 2003, 2002 and 2001, the Parent Company did not comply with the minimum required return on net fixed assets of 8% required by two secured creditors. However, the Parent Company has received a waiver of noncompliance to this requirement from one of these secured creditors and has received notice from the other secured creditor

that a waiver will be issued subject to certain conditions. In addition, for the years ended December 31, 2003 and 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company, however, continues to service the principal and interest payments at maturity dates and the Parent Company has not received any demand for payment nor have any of its existing creditors commenced default proceedings against the Parent Company. The Parent Company is still in the process of securing waivers from the concerned secured and unsecured creditors for noncompliance to certain financial ratios. Pending receipt of the waivers, these loans totaling ₱14,155 million as of December 31, 2003, were presented as part current liabilities (see Note 30) under the account "Long-term debt classified as current". However, such loans will continue to be serviced based on the original contracted payment schedule and should the Parent Company receive the relevant waivers, the loans will be reclassified as non-current liabilities.

On February 8, 2002, the Parent Company executed a Master Credit Agreement (MCA) with Credit Lyonnais whereby the latter granted the Parent Company a credit facility up to an aggregate maximum amount of US$30 million. With respect to the MCA, the Parent Company has committed obligations, amounting to US$10.94 million as of December 31, 2003, for the funding of two major projects to be completed by foreign suppliers until the second quarter of 2004. Actual loan drawdown amounted to US$8.7 million as of December 31, 2003. Drawdowns under MCA shall represent scheduled payments to the foreign suppliers under the respective supply contracts.

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

	Amount in Original Currency					Total
Year	US Dollar	Japanese Yen	Euro	CHF	Philippine Peso	Peso Equivalent
			(Amounts in Millions)			
2004	$50	¥506	€2.0	0.19	₱650	₱3,863
2005	76	1,011	2.0	0.39	1,815	6,736
2006	14	1,011	0.5	0.39	124	1,477
2007	15	1,011	0.5	0.39	3	1,412
2008 thereafter	74	3,036	1.4	1.16	3	5,845
	$229	¥6,575	€6.4	2.52	₱2,595	₱19,333

b. Rockwell

i. LTCPs

The LTCPs are payable in 12 equal quarterly payments commencing on the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture (MTI) over investments in real properties with a carrying value of ₱3,700 million as of December 31, 2003.

In January 2004, Rockwell initiated refinancing a portion of its maturing LTCP principal obligations. As of March 5, 2004, discussions are still ongoing.

ii. Loans from Various Banks

Loans from various banks have annual interest rates ranging from 7.49% to 12.00% in 2003 and 8.41% to 15.00% in 2002. Certain parcels of land with an estimated carrying value of ₱817 million have been assigned as security for these loans.

In September 2002, a substantial portion of the short-term loans of Rockwell was restructured. As of December 31, 2003, the outstanding balance of these restructured loans follows:

Bank	Amount *(In Millions)*	Restructured Terms
Equitable PCI Bank, Inc.	₱586	Payable in three equal annual amortizations of ₱234 million each, commencing on July 1, 2003. Interest shall be equivalent to the 91-day Mart 1 rate plus 2.75% per annum, payable quarterly in arrears.
Metropolitan Bank and Trust Company	128	Payable in thirty-six equal monthly amortizations of ₱7.6 million each, commencing on December 30, 2002. Interest rate is fixed at 9.75% per annum, payable monthly.
	₱714	

The remaining balance of ₱80 million is secured by trade receivables from sale of existing condominium units of the same amount, and will be settled in 2004 (₱20 million) and 2005 (₱60 million).

iii. Syndicated Loan

The Syndicated loan (with an original amount of ₱1,000 million) is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱250 million portion of the loan is fixed at 14.5% per annum while the interest rate for the remaining ₱750 million shall be equivalent to the 91-day MART 1 rate plus 2.75% per annum payable quarterly in arrears. In December 2002, the outstanding balance of the syndicated loan of ₱714 million was restructured extending the maturity date to December 2005. Under the terms of the restructuring agreement, the syndicated loan will be repaid in single lump sum on maturity date. Trade receivables amounting to ₱ 715 million from the "Manansala" condominium project maturing in 2005 and investments in real properties with a carrying value of ₱3,700 million as of December 31, 2003 have been assigned as security for these loans.

Repayments of Rockwell long-term debt based on existing terms are scheduled as follows.

	Amount *(in millions)*
2004	₱1,144
2005 and onwards	1,173
	₱2,317

16. Notes Payable

	Parent Company **Jun 2004**	Consolidated **Jun 2004**	Consolidated & Audited **Dec 2003**
		(Amounts in Millions)	
Parent Company – Unsecured			
US dollar loans with annual interest rates ranging from 3.3% to 4.56% in 2004 and 2003	₱3,469	₱3,469	₱3,833
Philippine peso loans with annual interest rates ranging from 6.25% to 10.18% in 2004 and 2003	1,349	1,349	1,453
MIESCOR – Unsecured			
Philippine peso term loans with annual interest rates ranging from 7.8% to 16.8% in 2004 and 2003	–	446	458
CIS - Unsecured			
Philippine peso term loans with annual interest rates ranging from 8% to 14% in 2004 and 2003	–	-	72
	₱4,818	₱5,264	₱5,816

As discussed in Note 15, short-tem loans of Rockwell, amounting to ₱936 million were restructured in 2002. Accordingly, these loans are reflected as part of the long-term debt in 2002.

As discussed in Note 1(f), the Parent Company's short-term lenders have agreed to further extend the short-term loans due in June 4, 2004 for another 90 days and will consider further extensions until the Parent Company can complete its refinancing program this year.

17. Accounts Payable and Other Current Liabilities

	Parent Company	Consolidated	Consolidated & Audited
	Jun 2004	**Jun 2004**	Dec2003
		(Amounts in Millions)	
Trade accounts payable (see Note 20)	**₱12,848**	**₱13,575**	₱12,073
Accrued pension	**3,596**	**3,596**	2,133
Accrued taxes	**957**	**957**	1,163
Current portion of meter and service deposits (see Note 18)	**512**	**512**	470
Advance payment received from pole rentals	**376**	**376**	380
Accrued interest on loans	**304**	**304**	285
Current portion of interest on meter and service deposits (see Note 18)	**115**	**115**	101
Customers' deposits	**-**	**-**	297
Accrued expenses and other liabilities	**2,811**	**3,231**	3,234
	₱21,519	**₱22,666**	₱20,136

On August 3, 2001, Rockwell and First Philippine Holdings Corporation (FPHC), a shareholder, entered into an option contract whereby the latter can purchase two parcels of land with a total area of about 3,008 square meters at an option price of ₱100,000 per square meter, inclusive of all taxes. The option period shall be for a period of two years. As of December 31, 2002, total payments received by Rockwell amounted to ₱284 million and is shown as part of "Accounts payable and other liabilities – customers' deposits" in the 2002 consolidated balance sheet. This option was exercised in 2003.

On April 2003, Rockwell and FPHC entered into a lease agreement related to the above parcel of land whereby Rockwell leased back the land for a period of three years subject to an increase of 10% per annum. Rent expense of Rockwell amounted to ₱6.5 million.

18. Customers' Deposits

	Parent Co. and Consolidated	Consolidated & Audited
	Jun 2004	Dec 2003
	(Amounts in Millions)	
Meter and service deposits - net of current portion (a)	**₱10,243**	₱9,800
Interests on meter and service deposits - net of current portion	**3,121**	3,455
	₱13,364	₱13,255

a. Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payments of the monthly bills for electricity consumption and are equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, upon termination of the contract, provided that the metering equipment is returned in good condition and all accounts in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceeds the customer's current monthly bills, a refund of the excess can also be made.

   Meter and service deposits earned interest at 6% per annum prior to 1995. In 1995, the ERB issued new standard rules and regulations governing electric utilities, which includes among others, increasing the interest rate of these deposits from 6% to 10%. The Parent Company filed a motion for reconsideration which was given due course by the ERB. In 2000, the ERB resolved the motion maintaining its stand on the 10% interest but allowed the Parent Company to apply the interests due on the monthly bills of customers. The amendatory order issued in 2000 is yet to undergo publication in the official gazette or a newspaper of general circulation before it becomes effective. Since 1995, the Parent Company has been accruing interest based on 10% but continues to give refund at 6%. The 4% accrued interest differential is presented as part of "Provisions" account in the parent company and consolidated balance sheets (see Note 19).

   The Parent Company filed an application with the ERC on January 10, 2003, docketed as ERC Case 2003-18, seeking for the lowering of the rate of interest on meter and bill deposits from the 6% interest per annum stipulated in its approved "Terms and Conditions of Service" to 1% interest per annum. The ERC is presently hearing the case.

   Interests on meter and service deposits are determined using the simple computation method. The Parent Company's external legal counsel is of the opinion that, since there is no expressed stipulation in the Terms and Conditions of Service, as approved by the ERB for the Parent Company and the consumers, that interest shall earn compounded interest, then *ipso facto* the 6% interest cannot be compounded.

   Meter and service deposits and related accrued interest which are estimated to be refunded the following year, based on historical experience, are shown separately as part of "Accounts payable and other current liabilities" account in the parent company and consolidated balance sheets.

b. Advance payment received from major industrial customers (referred to as "customer") represents advance payment equal to the present value of a customers' expected future

electrical requirements for the next one to three years, as specified in the advance payment agreement. The difference between the total amount received and the total pre-agreed credit is amortized using the effective interest rate method and recorded as part of "Interest expense on customers deposit" account (see Note 22). Amortization for the years ended December 31, 2003 and 2002 amounted to ₱85 million and ₱133 million, respectively.

On August 23, 2002, a customer pre-terminated its agreement, resulting to a pretermination loss of ₱9 million and is shown as part of "Interest expense on customers' deposits" (see Note 22).

19. Provisions

Movement during the year follows:

	Parent & Consolidated	Audited
	Jun 2004	Dec2003
	(Amounts in Millions)	
Interest differential on meter and service deposits (see Note 18)		
Balance, beginning of year	**₱2,379**	₱2,000
Provisions during the year	**188**	379
Balance, end of year	**2,567**	2,379
Provision for various tax assessments and legal claims an others		
Balance, beginning of year	**491**	–
Provisions during the year	**-**	491
Balance, end of year	**491**	491
	₱3,058	₱2,870

Actual pay-out of the interest differential will depend on the ERC's decision on the Parent Company's application for a resolution in the interest rate (see Note 18).

The information usually required by SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," is not disclosed on the grounds that it can be expected to prejudice the outcome of these assessment and claims.

20. Related Party Transactions

The following significant transactions have been entered into by the Parent Company with the following related parties:

Related Party	Relationship with Parent Company		Purchases from Related Parties	Deferred Pass-Through Fuel Cost (see Note 9)	Amounts Owed by Related Parties (see Note 11	Amounts Owed to Related Parties (see Note 17)
				(Amounts in Millions)		
FGPC (see Notes 9 and 27)	Affiliate	2004	₱12,764	₱6,465		₱2,383
		2003	11,140	3,849		6,010

Related Party	Relationship with Parent Company		Purchases from Related Parties	Deferred Pass-Through Fuel Cost (see Note 9)	Amounts Owed by Related Parties (see Note 11	Amounts Owed to Related Parties (see Note 17)
				(Amounts in Millions)		
FGP Corp. (see Notes 9 and 27)	Affiliate	2004	6,468	1,821		961
		2003	5,739	695		1,665
MIESCOR	Subsidiary	2004	40	–	-	-
		2003	46	–	-	65
Soluziona	Joint Venture	2004	111	–	-	-
		2003	123	–	-	–
GEPMICI	Associate	2004	86	–	–	-
		2003	160	–	–	105
Philippine Electric Corp. (PHILEC)	Affiliate	2004	-	–	–	-
		2003	-	–	-	-

FGPC, FGP Corp., and PHILEC are subsidiaries of FPHC, a shareholder.

Purchases
Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), construction services (MIESCOR), information systems technology services (Soluziona), transformers (PHILEC) and meters (GEPMICI). These are made at normal market prices.

Revenues
In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties.

Other transactions with related parties consist of cash advances.

21. Revenues

In compliance with Section 36 of RA No. 9136, the Parent Company was required to unbundle its billing charges to its customers. For the six months ended June 30, 2004, the Parent Company's billings had the following components:

(in Millions)

Electric revenue	
January to June 2004	
Generation charge	₱39,059
Transmission charge	10,829
System loss charge	5,387
Distribution charge	8,489
Supply charge	2,892
Metering charge	1,216
CERA	985
Power act reduction	(767)
Inter-class, lifeline subsidy and others	1,115
Total Electric revenue	69,205
Non-electric revenue	(799)
	₱68,406

22. Expenses

Operations and Maintenance

	Parent Company		Consolidated	
	Jun 2004	Jun 2003	**Jun 2004**	Jun 2003
			(Amounts in Millions)	
Salaries, wages and employee benefits	**₱2,022**	₱1,960	**₱2,095**	₱2,046
Retirement expense (see Note 24)	**1,481**	1,069	**1,481**	1,069
Contractors' services	**741**	844	**747**	850
Transportation and travel/use of co. vehicle	**139**	91	**140**	93
Provision for various tax assessments and legal claims	**-**	–	**-**	–
Materials and supplies	**130**	146	**132**	150
Corporate expenses	**24**	45	**24**	45
Property insurance	**6**	9	**7**	10
Provision for inventory obsolescence and inventories written off	**-**	-	**-**	-
Entertainment, amusement and recreation	**-**	-	**-**	
Provision for doubtful accounts	**-**	220	**-**	220
Others	**321**	38	**300**	182
	₱4,864	₱4,422	**₱4,926**	₱4,665

Depreciation and Amortization

	Parent Company		Consolidated	
	Jun 2004	Jun 2003	**Jun 2004**	Jun 2003
	(Amounts in Millions)			
Depreciation at cost	**₱1,516**	₱1,649	**₱1,623**	₱1,766
Depreciation on appraisal increase (see Note 28)	**299**	276	**299**	276
Deferred charges (see Note 9)	**594**	332	**594**	332
	₱2,409	₱2,257	**₱2,516**	₱2,374

Interest and Other Charges - Net

	Parent Company		Consolidated	
	Jun 2004	Jun 2003	**Jun 2004**	Jun 2003
	(Amounts in Millions)			
CERA II recovery	**₱645**	₱839	**₱645**	₱839
Interest and dividend income	**216**	203	**259**	217
Others	**-**	–	**-**	–
Total financial income	**861**	1,042	**904**	1,056
Interest expense and financial charges on loans (see Note 9)	**(1,125)**	(1,261)	**(1,268)**	(1,393)
CERA II realized foreign exchange loss	**(645)**	(839)	**(645)**	(839)
Interest expense on customers' deposits (see Note 18)	**(151)**	(480)	**(151)**	(480)
Others	**-**	-	**-**	-
Total financial expenses	**(1,921)**	(2,580)	**(2,064)**	(2,712)
	(₱1,060)	(₱1,538)	**(₱1,160)**	(₱1,656)

Recovery of (provision for) probable losses on disallowed receivables (see Note 9)

	Parent Co. & Consolidated	
	Jun 2004	Jun 2003
	(Amounts in Millions)	
Provisions for:		
Estimated disallowed transmission line fee charges	**(₱111)**	(₱310)
System imbalance charges	**(108)**	
Unrecovered mandated rate reduction	**–**	-
	(219)	(310)
Recovery of:		
Unrecovered mandated rate reduction	**-**	–
Estimated disallowed transmission line fee charges	**-**	–
	-	–
	(₱219)	(₱310)

23. Income and Franchise Taxes

a. Income tax

As a result of the refund discussed in Note 1(d), the Parent Company has effectively overpaid income taxes estimated at ₱8,902 million. This amount represents the income tax effect of the ₱0.167 per kWh rate charged to customers from February 1994 to December 31, 2002, which formed part of the Parent Company's revenues for the said periods. The Parent Company amended its income tax returns for 1999 and 2002. For the year ended December 31, 1999, the overpaid income taxes of about ₱1,126 million was set up as an asset and offset against the extraordinary loss of ₱24,943 million (see Note 1). For the year ended December 31, 2003 and 2002, the computed current provision for income tax represents MCIT. The amendment of income tax returns for December 31, 2002 resulted to an additional overpayment of income tax of about ₱202 million, which increased the total overpayment for the year ended December 31, 2002 to ₱495 million. As of December 31, 2002, total overpayment of income tax amounted to ₱1,621 million. As of December 31, 2003, remaining prepaid income tax amounted to ₱1,354 million. Prepaid income tax estimated to be applied the following year amounting to ₱298 million in 2003 and ₱268 million in 2002 as shown as part of "Other Current Assets" account (see Note 13). Remaining balance is presented as part of "Other Noncurrent Assets" account (see note 9). The Parent Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,119 million. The Parent Company has filed its claim for the recovery of the excess income tax for the said taxable years. The BIR has already issued the letters of authority authorizing the examination of the Parent Company's books during the said period and requiring the Parent Company to submit the documents needed for the examination.

As of December 31, 2003, the Parent Company and its subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

		Parent Company		Consolidated	
Year Incurred	Expiry Date	NOLCO	MCIT	NOLCO	MCIT
		Amounts in Millions			
2001	2004	₱–	₱–	₱661	₱12
2002	2005	2,375	171	3,140	191
2003	2006	–	5	1,762	40
		2,375	176	5,563	243
Less MCIT and NOLCO written off and NOLCO applied against regular taxable income		2,375	–	4,904	13
		₱–	₱176	₱659	₱230

NOLCO applied as deduction from normal taxable income amounted to ₱4,904 million in 2003 (₱2,375 million for Parent Company) and ₱23 million in 2002. Expired NOLCO amounting to ₱401 million was written off during the year.

b. Franchise Tax

Based on ERC Order Nos. 2001-646 and 2001-900 on the Company's consolidated petitions, franchise tax should be identified as a separate line item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which was implemented in June 2003, franchise taxes-were computed by multiplying gross receipts by the franchise tax rate.

24. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The fund is held in trust by the Board of Trustees of the Meralco Pension Fund.

On May 23, 2003, the Parent Company implemented a Special Retirement and Separation Program (SRSP). Updated actuarial valuation was provided after giving effect to the SRSP.

Based on a valuation conducted by an independent actuary as of January 1, 2003 and June 30, 2003 for the Parent Company, total present value of retirement obligations amounted to ₱14,906 million and ₱16,402 million, respectively, while the fair value of the plan assets amounted to ₱4,145 million and ₱3,777 million, respectively. The unfunded present value of pension benefits amounted to ₱10,761 million and ₱12,625 million, respectively. The principal actuarial assumptions used to determine retirement benefits were an investment yield of 9.50% and salary increases of 7.26% to 9.67%. Annual contributions to the retirement plan consist of payment covering the current service cost plus payments toward funding the actuarial accrued liability. Retirement expense amounted to ₱2,400 million, ₱1,142 million, ₱1,142 million in 2003, 2002, and 2001,-respectively (see Note 22). Actuarial valuations are obtained every three years.

Under ASC SFAS 24, "Retirement Benefits Costs," the cost of defined retirement benefits, including those mandated under RA No. 7641, should be determined using an accrued benefit valuation method or a projected benefit valuation method, both of which require an actuarial valuation. Rockwell did not update its actuarial valuation. The management of Rockwell believes, however, that the effect on the consolidated financial statements of the difference between the amount recorded and the amount that would have been booked had they updated their valuation is not significant. Rockwell management plans to update their actuarial valuation in 2004. Retirement expense charged to operations amounted to ₱2.7 million each in 2003, 2002 and 2001.

MIESCOR has a funded, noncontributory, defined benefit retirement plan covering substantially all of its employees. Total retirement expense amounted to ₱1.6 million in 2003 and ₱2.1 million in 2002. At October 31, 2001, the latest valuation date, actuarial present value of retirement benefits amounted to ₱46.2 million. The fair value of plan assets amounted to ₱16.4 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 10% and salary increases of 8%. Actuarial valuations are made every three years.

CIS has a funded, contributory retirement plan covering all of its employees. At July 1, 2003, the actuarial present value of retirement benefits amounted to ₱16 million. The fair value of the plan assets amounted to ₱12 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 9% per year, compounded annually and salary increase rate of 7%. Actuarial valuations are made at least every three years.

The retirement expense on a consolidated basis amounted to ₱670 million, ₱529 million and ₱2,404 million in March 2004, March 2003 and December 2003, respectively.

25. Financial Instruments

The Company has long-term unsecured floating rate dollar debt totaling US$220 million. The Company entered into various interest rate swap agreements generally to swap its floating rate dollar obligations to fixed rate amounts for notional amounts covering 91% of the total unsecured dollar debt. These agreements will expire upon maturity of long-term debt.

The interest rate swap agreements for the US$120 million debt consist of a zero-cost collar that limits the Company's interest rate exposure to between 5.98% and 8% and a fixed rate swap of 5.92% for the period January 19, 2001 to July 19, 2002. The Company subsequently amended the fixed rate swap to a forward rate set structure which reduced the fixed rate to 3.3% for the period July 19, 2002 to April 19, 2003 and to 3.336% for the interest period of April 19, 2003 up to termination date. This swap was pre-terminated in February 2004.

The interest rate swap agreements for the US$100 million debt consist of a structure which fixed the interest rate at 6.37% for as long as the 6-month USD LIBOR is less than 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5%, and a structure which fixed the interest rate at 6.425% with a trigger at 7.5%. In 2001, the Company entered into a forward rate set structure which overlays the trigger swap and reduced the fixed rate to 5.675% for the period April 3, 2001 to April 3, 2002. The fixed rate was subsequently reduced to 4.58% effective

April 3, 2002 to April 3, 2003 and to 4.8816% for the interest period of April 3, 2003 up to termination date. This swap was pre-terminated in February 2004.

The swaps with fixed rates of 3.336% and 4.8816% were simultaneously pre-terminated at a net realized loss of $93,000.00 last February 2004. The gross realized gains and losses on these pre-terminated swaps are intended to be amortized over the term of the respective hedged loans.

The Parent Company entered into a JPY-USD amortizing interest rate swap with notional amount of JPY5.532 million where the Company receives a fixed rate of 5.7% and pays 6-month USD LIBOR plus spread. In January 2003, this swap was pre-terminated at a realized gain of US$450,000. Said unrealized gain is being amortized over the term of the hedged underlying loan.

The interest rate differential, which represents the present value of the excess of interest cost under these interest rate structures over current market interest rates amounted to ₱353.19 million and ₱738.10 million as of December 31, 2003 and 2002, respectively. Such amount is not included in the determination of net income under the current accounting practice.

For the US$220 million debt, the weighted average interest rate at drawdown was 7.83% that included 6-Month USD LIBOR plus spread. Information and analysis of the financial market at that time showed a bias toward increasing US Dollar interest rates. Management therefore, entered into the interest rate structures described above to ensure that the Company's effective interest rates on its long-term debt do not exceed 7%.

26. Contingent Liabilities

a. The Parent Company was assessed by a local government for deficiency franchise tax. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. In addition, the Parent Company is allowed to recover the franchise tax based on the unbundling.

   The Parent Company is contingently liable for liabilities arising from lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts. In the opinion of management and its legal counsel, the eventual liability from these lawsuits or claims, if any, will not have a material effect on the parent company and consolidated financial statements.

b. MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes. Management, after consultations with outside counsels, believes that the probable resolution of these issues will not materially affect the Company's financial position and results of operations.

c. Additional claims of a contractor of Rockwell with respect to the development and construction of the condominium units against Rockwell were resolved in November 2001. Additional amounts to be paid to the contractor have been reflected in the 2001 consolidated financial statements as a charge to cost of real estate and allocated to remaining unsold units for income tax purposes.

27. Significant Contracts and Commitments

Significant contracts and commitments include:

a. Parent Company

   i. NPC

   On November 21, 1994, the Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on January 1, 1995. One of the provisions of RA No. 9136 is for NPC to submit to ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. Under the said law, utilities having TSCs with NPC may nominate their contract demand. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly penalty (billing adjustment) based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the penalty and also served notice that it is exercising its right to terminate as provided in the CSE.

   The billing adjustments amounted to ₱30,413 million and ₱14,685 million as of December 31, 2003 and 2002, respectively. The disputed amount pertains to the difference between

the contracted capacity and energy and the actual capacity and energy offtake from NPC. In addition, NPC has charged the Parent Company interest for the unpaid penalties amounting to ₱2,743 million and ₱797 million as of December 31, 2003 and 2002, respectively. In the event the parent Company will be obliged to pay these amounts, these shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amount as the grounds for which the penalty may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills and interest charges and the corresponding receivable from its customers.

Meanwhile, on March 25, 2003, the Parent Company served a written demand to NPC for payment of claims amounting to ₱8,300 million, for the following: NPC's failure to provide timely transmission service to the Parent Company's IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to the Parent Company, and increase in the cost of QPPL's transmission line caused by the delay in the commissioning of QPPL's power plant.

The Parent Company has entered into mediation talks with NPC to resolve and settle the outstanding issues arising from the CSE. Mediators have been appointed by the two parties and discussions were undertaken between March and June 2003.

As a result of the mediation discussions, the Parent Company signed a Settlement Agreement with NPC on July 15, 2003. Under the Settlement Agreement, the Parent Company shall pay NPC ₱27,500 million, representing the value of the difference between the aggregate contracted energy for the years 2002 to 2004 and the total energy the Parent Company has already bought from January 2002 until April 2003, subject to adjustment from the date of signing and the energy that the Parent Company will purchase from NPC for the rest of 2003 and 2004. On the other hand, NPC shall credit the Parent Company for transmission delays as well as for energy corresponding to NPC's sales to directly connected customers located in the Parent Company's existing franchise areas, totaling ₱ 7,500 million. The net payable of the Parent Company to NPC amounted to ₱20,050 million only which the Parent Company expects to pass on to its customers (being generation costs) and settle with NPC based on the agreed terms of payment. While the estimated schedule of repayment is ₱1,350 million for 2003 and ₱3,350 million for 2004 in the attached annexes to the Settlement, these amounts have to be revised from the time the Settlement becomes effective. In the event the Parent Company defaults in making the payments based on the agreed schedule, NPC may charge interest on the delinquent sum or sums in accordance with the terms of the CSE.

The Settlement Agreement provides for, among others, the following:

- If the Parent Company sources from NPC less than the baseline quantity for a particular billing period, there will be an upward adjustment to the settlement amount due for the billing period computed at ₱1.51 per kwh multiplied to the shortfall between the baseline quantity and the actual Company off take. The baseline quantity for 2003 and 2004 totalled 12,730 GWH and 13,600 GWH, respectively.

If the Parent Company sources from NPC more than the baseline quantity for the particular billing period, there will be a corresponding reduction in the settlement amount equivalent to ₱1.51 per kWh multiplied to the excess off take from NPC.

NPC warrants that it shall reduce the nomination of its capacity to accommodate the Parent Company's IPPs at the contracted minimum energy quantity (MEQ) level. Upon ERC approval of the settlement, NPC shall enter into an Amendatory Dispatch Agreement with the National Transmission Company (TransCo) which shall effectively amend the existing transmission agreements between NPC and the Parent Company for QPPL and FGPC, and which will be stipulated in the transmission agreement to be executed between TransCo and FGP Corp.

- The Parent Company shall pass on to its customers the financial benefit of its IPPs running at the mutually agreed levels, which was estimated at ₱0.25 per kwh (using March 2003 supply month figures). Notwithstanding the pass-through character of the ₱20,050 million settlement liability of the Parent Company, the Settlement Agreement is expected to result to the lowering of rates to consumers.

- In the event the Parent Company purchases electricity beyond the aggregate of the prevailing respective MEQ levels of QPPL, FGPC and FGP Corp., and the baseline quantities from NPC, the Parent Company shall purchase such additional electricity requirements from any supplier, preferably from NPC, in a manner that results in lower costs to consumers, as determined by ERC.

The Settlement Agreement shall take effect upon approval by the ERC for which both parties shall file a petition with the ERC. On November 24, 2003, the Parent Company and NPC filed at the ERC their respective applications for the approval of the Settlement Agreement. The following day, the Parent Company filed a motion for the consolidation of both cases.

In the event ERC disapproves the Settlement Agreement, both Parties shall revert to their respective positions before the mediation. If this happens, the remedy available to both parties, pursuant to the 10-year contract, is arbitration.

Pending approval by the ERC, NPC continues to bill the Parent Company for the difference between the actual and contracted off takes whereas the Parent Company maintains its position of not recognizing the liability. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission.

ii. National Transmission Company (TransCo)

Pursuant to Section 8 of RA No. 9136, TransCo was created and assumed the electrical transmission function of NPC.

iii. FGPC and FGP Corp.

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., a related party of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into purchased power agreements (Agreements) with independent power producers (IPPs), FGPC and FGP Corp., respectively. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

iv. QPPL

The Parent Company entered into a Power Purchase Agreement with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the Commercial Operations Date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. On February 22, 2002, the Parent Company and QPPL signed Amendment No. 3 to the Agreement (Amendment No. 3).

In addition to the Amendment No. 3, the Parent Company and QPPL signed on February 22, 2002 a Settlement and Release Agreement, which provides for the release of both parties from existing claims, known and unknown, relating to parties' past performance or nonperformance under the Agreement.

Although the Parent Company and QPPL have signed the Amendment No. 3 and the Settlement and Release Agreement, the effectivity of the Amendment No. 3 and the Settlement and Release Agreement are subject to the approval of the ERC, the lenders of QPPL and the BOD of the respective parties.

In a letter dated February 26, 2003, the Parent Company informed QPPL that it is contemplating to withdraw the petition for approval of Amendment No. 3 from the ERC

due to certain concerns raised by the ERC. On March 4, 2003, the Parent Company filed a Motion to withdraw the petition. Further, negotiations were held by the parties where the Parent Company sought additional concessions. The parties are in the process of drafting an agreement for concessions that may be finally agreed upon. This agreement will also be submitted to ERC for approval.

v. Duracom Mobile Power Company (Duracom)

The Parent Company entered into a power supply agreement with Duracom on September 15, 1993 that will expire on February 25, 2006, the tenth anniversary of the commencement of commercial operations of Duracom's power plant. Under this power supply agreement, the Parent Company has contracted for 108MW of power on a dispatchable basis. On February 26,1998, the Parent Company contracted an additional 108 MW from Duracom. The Parent Company currently sources approximately 1% of its electricity requirements from Duracom.

On November 21, 2003, the ERC provisionally approved a new rate for Duracom which is equal to the weighted average rate to the Parent Company (total of generation and TransCo charges) of NPC, First Gas Power Corporation, FGP Corporation and Quezon Power Philippines Ltd. This new rate took effect in the supply month of December 2003. Previously, Duracom's rate was equal to NPC's selling rate to the Company.

Details of purchased power follow:

	Parent Company	
	Jun 2004	Jun 2003
	(Amounts in Millions)	
NPC and TransCo	**₱26,980**	₱28,250
FGPC and FGP Corp.	**22,408**	19,949
QPPL	**6,835**	6,904
Duracom and others	**1,568**	552
	₱57,791	₱55,655

Total commitments for the purchase of power from FGPC, FGP Corp. and QPPL, including transmission line fees, is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In Kilowatt-Hour)	*(In Millions)*
2004	14,327	67,929
2005	14,297	67,797
2006	14,297	67,797
2007	14,297	67,797
2008 & onwards	246,774	1,168,600

** Based on MEQ rates*

On January 7, 2004, the Parent Company's IPP Independent Review Committee and First Gas/FGP Corp. signed the Amendment to the Power Purchase Agreement (Amendment) between the Parent Company and First Gas/ FGP Corp. The negotiations resulted in a package of concessions worth up to ₱30,000 million, with immediate savings of ₱10,600 million or ₱0.03 per kilowatt-hour for every kilowatt-hour purchased from the First Gas/ FGP Corp. Concessions with immediate value include First Gas shouldering local business and community taxes, while conditional concessions include increasing discounts on excess generation, paying higher penalties for non-performance, and until 2011, not charging the Parent Company for energy delivered beyond the contracted amount but within the 90% capacity quota.

The unrecoverable purchased power cost shown separately as part of "Other income (charges)" in the statements of income relates to the systems loss in excess of the cap allowed under the "Anti-Pilferage of Electricity and Theft of Electric Transmission Lines/Materials Act of 1994" (RA No. 7832) of 9.5%, which the Parent Company is not allowed to recover from its customers. These amounts are shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

b. Rockwell

Rockwell entered into the following contracts related to the construction of "Manansala" condominium project:

- Superstructure works with Summa Kumagai Inc. (SKI) and First Philippine Balfour Beatty, Inc. (FPBB), a subsidiary of FPHC, amounting to a fixed fee of ₱1,680 million, inclusive of all local taxes, overhead, cost of labor and materials and all other costs necessary for the proper execution of the works. Construction works started in April 2003 and expected date of completion is in June 2005.

- Substructure works amounting to a fixed fee of ₱113 million. This was started in October 2002 and was completed in March 2003.

28. Basic Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is calculated by dividing the net income for the period attributable to common shareholders [net earnings (loss) for the period less dividends on preferred shares] by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted earnings (loss) per share, the net income (loss) attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

Income (Loss)

For the Six Months Ended	Jun 2004	Jun 2003
	(Amounts in Millions)	
Income from ordinary activities	₱1,416	₱66
Cash dividends on preferred stock	0	(34)
Earnings (loss) including depreciation on appraisal increase (a)	1,416	32
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate (see Note 22)	299	276
Earnings (loss) excluding depreciation on appraisal increase (b)	₱1,715	₱108
Net income	₱1,416	₱66
Cash dividends on preferred stock	0	(34)
Earnings (loss) including depreciation on appraisal increase (c)	1,416	32
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate (see Note 22)	299	276
Earnings (loss) excluding depreciation on appraisal increase (d)	₱,716	₱108

Shares

	Jun 2004	Jun 2003
Weighted average common shares – beginning	999,261,461	999,261,461
Cancelled subscriptions	–	-
Weighted average common shares - basic (e)	999,261,461	999,261,461
Number of shares under option – 12th ESOP offering	2,724,616	0
Weighted average number of shares that would have been issued at fair value	0	0
Adjusted weighted average common shares - diluted	1,001,986,077	999,261,461

Basic Per Share Amounts

	Six Months Ended	
	Jun 2004	Jun 2003
Income from ordinary activities:		
Including depreciation on appraisal increase (a/e)	**₱1.417**	₱0.032
Excluding depreciation on appraisal increase (b/e)	**1.716**	0.308
Net income:		
Including depreciation on appraisal increase (c/e)	**₱1.417**	₱0.032
Excluding depreciation on appraisal increase (d/e)	**1.716**	0.308

Diluted Per Share Amounts

	Jun 2004	Jun 2003
Income (loss) from ordinary activities:		
Including depreciation on appraisal increase (a/e)	**₱1.413**	₱0.032
Excluding depreciation on appraisal increase (b/e)	**1.712**	0.308

The effect of the exercise under the Employee Stock Ownership Plan is dilutive for the period ended June 30, 2004.

29. Other Matters

a. The Parent Company is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Presented below are the Company's foreign currency-denominated monetary assets and liabilities as of December 31, 2003 and 2002, translated at the exchange rates of ₱55.586 and ₱53.254 per US$1, ₱0.5188 and ₱0.4428 per JP¥ 1 and ₱69.3779 and ₱55.1136 per €1, respectively.

	2003				**2002**
	Foreign Currency			**Peso**	**Peso**
	Japanese Yen	**Euro**	**US Dollar**	**Equivalent**	**Equivalent**
Monetary assets	**¥–**	**€1**	**$23**	**₱1,318**	**₱3,001**
Monetary liabilities	**7,080**	**8**	**585**	**36,788**	**39,026**
Net	**¥7,080**	**€7**	**$562**	**₱35,470**	**₱36,025**

b. RA No. 9136, the "Electric Power Industry Reform Act (Act) of 2001," was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. IRR was approved by the Joint Congressional Power Commission on February 27, 2002.

RA No. 9136 and the IRR have an impact on the industry as a whole and the Parent Company in particular. RA No. 9136 and the IRR also provide for the following: (a) distribution

utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kilowatt-hour reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Sec. 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file, with the ERC within six months from the effectivity of the Act, TSC negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50 percent of the income from the related business shall be used to lower wheeling charges. The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior.

The ERC has published its Guidelines on the classification of TransCo's sub-transmission assets last November 5, 2003. This document shall determine which subtransmission assets that may be transferred by the TransCo to qualified distribution utilities like Meralco.

Also in accordance with RA No. 9136, the DOE promulgated the WESM Rules on June 28, 2002 after being endorsed by the industry participants. In accordance with the Rules, a Technical Working Group (TWG), in which the Parent Company is a member, was constituted on July 27, 2002 to ensure smooth transition from the promulgation of the Rules to the actual operation the WESM. On August 2003, the TWG endorsed the incorporation of the Philippine Electricity Market Corporation, the entity that will be in charge of the day-to-day operations of the WESM. Meanwhile, on December 5, 2003, the ERC released the draft Price Determination Methodology (PDM) for the WESM for comment. A public consultation on the PDM was conducted by ERC last February 12, 2004.

Electric Power industry participants, including distribution utilities, are mandated to file by the end of 2002 a BSUP for approval by the ERC, pursuant to Section 36 of RA No. 9136 requiring structural and functional unbundling of business activities of electric industry participants. The ERC has, however, extended this deadline. On January 29, 2003, the ERC released for comments the Business Separation Guidelines which provides the framework for the plans to be filed by the industry participants. The Guidelines was finalized and published by the Commission on November 20 and took effect on December 5, 2003. According to the Guideline, distribution utilities' are required to file their proposed BSUP's on or before June 5, 2004.

Based on the initial assessment made by the Company, it is in the process of complying with the provisions of RA No. 9136 and the IRR.

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

**LETTER TO DIRECTOR JUSTINA F. CALLANGAN
CORPORATION FINANCE DEPARTMENT**
(Form Type)

PW-102
(S. E. C. Registration No.)


MERALCO

PO.OOS

26 October 2004

MS. JUSTINA F. CALLANGAN
Director, Corporation Finance Department
SECURITIES & EXCHANGE COMMISSION
SEC Bldg., EDSA, Greenhills
Mandaluyong City

Dear Ms. Callangan,

We are submitting to your office the attached report of Manila Electric Company (Parent Company only) for the third quarter ended September 30, 2004.

We are furnishing you an advanced copy of the Parent Company's 3rd quarter results because we are releasing these information to the investors, analysts and the general public. These reports are not substitute reports for SEC Form 17-Q. We shall be filing separately the complete quarterly reports (SEC Form 17-Q) within 45 days after end of the quarter, i.e. on or before November 15, 2004.

Thank you.

Sincerely,



RAFAEL L. ANDRADA
Vice President & Treasurer



DANIEL D. OTAGAZA
Senior Vice-President & Chief Finance Officer

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange

MERALCO 2004

3rd Quarter Report

I. ENERGY SALES

After registering an energy sales growth of 3.8% in the first half of 2004, sales continued to rise at the same pace of 3.8% in the third quarter, reaching a total kilowatt-hour sales volume of 6,392 GWh.

The sales growth in the third quarter was spurred by the 5.7% sales jump in the month of September, after an expansion of 2.9% and 3.0% in the month of July and August, respectively.

The commercial segment continued to lead the growth in energy sales in the third quarter, rising to 2,276 GWh or by 5.6% from the same period last year.

Commercial sales was driven by the retail trade and business services segments which grew by 59.0% and 17.8%, respectively, in the period.

Increased commercial operations of malls energized earlier this year such as Market ! Market ! by Ayala Land, Inc. and The Gateway by Robinson's Land Corporation heightened electricity demand for the period.

Furthermore, the opening of other malls before the end of 2004, namely SM Batangas and Araneta Center Gateway, is expected to provide a boost to commercial sales, especially during the Christmas season when mall hours are extended.

Sales to the residential segment grew to 2,230 GWh or by 1.7%. Cooler temperatures and increased inflationary pressures on basic commodities in the third quarter this year compared to the same period last year contributed to the reduction in electricity demand of the residential segment.

Sales to the industrial sector, despite declining in the number of services, became more buoyant in the third quarter as its sales grew to 1,852 GWh or by 4.3%.

The said quarter on quarter growth was the highest against quarter on quarter growths in the last three quarters of 2004 (1.0% in the first quarter and 3.5% in the second quarter this year). Strong industrial sales in the period was driven by electrical machinery and food segments which grew by 15.9% and 7.7%, respectively.

II. REVENUES AND PROFITABILITY

Due to continued sales expansion, overall revenue growth for the third quarter 2004 was at 10.3% from P33.1 billion of the same period last year to P36.5 billion.

Likewise, distribution revenues rose by 10.7% to P6.2 billion this quarter from P 5.6 billion in the same period last year.

Total operating expenses, on the other hand, rose by 10.4% primarily due to the 10.2% rise in purchased power cost and 130.9% increase in taxes other than income tax.

A 15.3% increase in depreciation and amortization also contributed to the increase in the total operating expenses.

As a result, operating income still surged 8.3%, from P2.2 billion in 2003 to P2.3 billion in 2004.

With this, return-on-rate base (RORB) for the 12 months ending September improved to 4.16% from (2.05%) in the same period ending September 2003.

Other income (expenses) for the quarter, on the other hand, went down by 14.1% mainly due to the significant decrease in interest and other financial charges by about 20.7% as a consequence of limited borrowings and payment of loan amortizations and decrease in provision for disallowed recoveries by 58.1%.

This quarter, a 5.0% decrease in equity in net earnings of investees from P168.5 million in 2003 to P160.1 million in 2004 had a slight negative impact to the company's bottom line.

The company concluded the third quarter of 2004 with a 44.9% year-on-year increase in net income with P831.8 million realized this year as against P574.0 million in the same period in 2003.

Earnings per common share (excluding depreciation on appraisal increase) for the period under review was up by 27.6%, from P0.76 in 2003 to P 0.97 in 2004.

III. CONTINGENCIES

The company has contingent liabilities. These include a pending case under the Court of Appeals where certain consumers questioned the ERC decision in Case Nos. 2001-646 and 2001-900 wherein the company was granted an increase of P0.0865. The Court of Appeals rendered a decision unfavorable to the company. Meralco has filed a Motion for Reconsideration of the Court of Appeals decision. The Motion for Reconsideration remains pending to date. The effect of an adverse decision will result to a reversal of revenues estimated at a minimum of P2.65 billion as of September 2004.

IV. AVERAGE RETAIL RATE

Sales growth in the third quarter was also spurred by the decline in Meralco's average retail rate to P 5.86 per kWh from P 5.94 per kWh in the same period last year.

The reduction was largely brought about by the decrease in the transmission charge as a result of the reduced TransCo rate due to TransCo's intra-regional grid cross subsidy removal of approximately six centavos starting October 2003.

Average retail rates will, however, be further adjusted in the fourth quarter as a result of a number of issuances by the ERC to reflect the true cost of power in tariffs to end-users namely:

- A provisional authority to NPC to increase its rates by an average of P0.98 per kWh nationwide, P1.23 for NPC's Luzon Grid customers (including Meralco) and P0.22 and P0.27 for the Visayas and Mindanao Grids, respectively, effective September 26, 2004.

Since Meralco sources a portion of its power requirements from IPPs, the effect of the recent NPC rate adjustment and other prior adjustments on Meralco customers is estimated to be about P0.80 per kWh.

- Guidelines to allow distribution utilities to adjust their generation rates and system loss charges on a monthly basis, without seeking prior approval from the Commission.

This mechanism is intended to replace the Generation Rate Adjustment Mechanism (GRAM). Under the new guidelines, Meralco will be able to immediately reflect monthly changes in its purchased power costs through the "Generation Charge" and "System Loss Charge" components of the unbundled bill.

At the same time, end-users will be able to receive timely price signals on the actual cost of generating electricity.

- Order for Meralco to begin implementing a two-step phase-out of the "Inter-Class Subsidy" component of its tariffs. This component of the bill identifies whether an end-user is a recipient or a provider of subsidies of the bill.

Under the unbundled tariffs approved by the ERC, residential end-users receive a subsidy of about 71-centavos per kWh, which is in turn

shouldered by commercial and industrial establishments.

Under the ERC Order, inter-class subsidies would be reduced by 40 percent this October 2004 and totally phased out by October 2005.

The ERC is also working on two areas to promote lower electricity rates in the medium term.

- First is the resolution setting a timetable for the introduction of open access and retail competition as envisioned by the EPIRA. For the Luzon Grid where Meralco operates, the target date for retail competition is July 2006. Target dates for the other grids will be determined by the ERC at a later time.
- Second is the conduct of regulatory proceedings on power supply related contracts of Meralco with generators.

Hearings are ongoing on NPC's and Meralco's joint application for the approval of a Settlement Agreement on their 10-year Contract for the Supply of Electricity.

Under the Settlement Agreement dated July 15, 2003, Meralco would pay NPC a net settlement amount of about P20 billion and NPC would commit to the dispatch of Meralco's IPPs at contract levels, resulting to a net reduction in costs to consumers. Hearings are also being conducted on the proposed amendments to the contracts with the First Gas plants.

V. SYSTEM LOSS

Unrecoverable purchased power for the third quarter ended September 30, 2004 deteriorated to 11.23 percent, higher than the rate of 11.00 percent for the same period last year.

The higher system loss resulted to a corresponding peso-value loss for the quarter of P539.9 million, which could have been higher if not for the TransCo cross subsidy removal. The peso value loss for the same period in 2003 last year reached P 414.4 million.

VI. CAPITAL EXPENDITURES

Capital expenditures for the quarter decreased by 22.6% from P1.7 billion in 2003 to P1.3 billion in 2004. A total of 99.6 % of capital expenditures in the third quarter of 2004 was attributed to the electric system and a minimal 0.4% was used for non-electric related capital expenditures.

VII. QUALITY OF SERVICE

Even with the decrease in capital expenditure for the quarter, system reliability in terms of interruption frequency rate (IFR) and system availability as measured by cumulative interruption time (CIT) continued to reach record levels of 3.41 times (4.09 times in 3Qtr 2003) and 3.06 hours (4.39 hours in the third quarter of 2003), respectively.

The high level of quality of service was mainly due to the company's continued intensive electric system maintenance campaign.

Highlights of the Quarter

- The Energy Regulatory Commission (ERC) approved on Aug. 20, 2004 a P0.1737/kWh adjustment in the generation charge effective the September billing cycle, bringing the generation charge cost from P3.3213/kWh to P3.4950/kWh in customers' September bills. The adjustment was not a Meralco increase.
- Meralco on Sept. 3 submitted its proposed guidelines and procedures for Phase IV of the refund to the ERC, covering commercial and industrial customers including other non-residential and general service customers.

MANUEL M. LOPEZ
Chairman & CEO

JESUS P. FRANCISCO
President & COO

Comparison of Kilowatthour Sales

For the quarters ended September 30, 2004 and 2003
(In million kWh)

Customer Class	2004	2003	%Change
RESIDENTIAL	2,229.74	2,192.82	1.7
COMMERCIAL	2,275.71	2,155.11	5.6
INDUSTRIAL	1,852.04	1,775.61	4.3
STREETLIGHTS	34.46	33.46	3.0
TOTAL	6,391.95	6,157.00	3.8

Comparison of Kilowatthour Sales

For the nine months ended September 30, 2004 and 2003
(In million kWh)

Customer Class	2004	2003	%Change
RESIDENTIAL	6,599.32	6,395.50	3.2
COMMERCIAL	6,502.69	6,181.19	5.2
INDUSTRIAL	5,212.91	5,060.25	3.0
STREETLIGHTS	103.59	106.87	(3.1)
TOTAL	18,418.51	17,743.81	3.8

▼

The foregoing unaudited Balance Sheet of Manila Electric Company as of September 30, 2004 and the related Statements of Income and Retained Earnings (Deficit) for the nine months ended, should be read in conjunction with the 2003 Annual Report. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements.

The aforementioned financial statements present fairly the financial position of Manila Electric Company as of September 30, 2004, and the results of its operations for the nine months ended, in conformity with generally accepted accounting principles consistently applied. They are not, however, necessarily indicative of the results which may be expected for the whole year 2004 because of seasonal factors affecting the operations of the Company.

▲

3rd Quarter Report

Comparative Statements of Income

For the quarters ended September 30, 2004 and 2003
(In thousand pesos)

	2004	2003	%Change
OPERATING REVENUES	36,535,248	33,131,190	10.3
OPERATING EXPENSES			
Purchased power	30,365,322	27,559,223	10.2
Operations & maintenance	2,520,952	2,361,146	6.8
Depreciation & amortization	1,103,882	957,570	15.3
Taxes other than income tax	196,530	85,100	130.9
Total operating expenses	34,186,686	30,963,039	10.4
OPERATING INCOME	2,348,562	2,168,151	8.3
OTHER INCOME (EXPENSES)			
Interest & other financial charges-net	(659,600)	(831,531)	(20.7)
Unrecoverable purchased power-system loss	(539,856)	(414,410)	30.3
Provision for disallowed recoveries	(108,959)	(259,970)	(58.1)
Equity in net earnings of investee companies	160,102	168,556	(5.0)
Total other income (expenses)	(1,148,313)	(1,337,355)	(14.1)
INCOME BEFORE INCOME TAX	1,200,249	830,796	44.5
PROVISION FOR INCOME TAX	368,409	256,778	43.5
NET INCOME	831,840	574,018	44.9

Comparative Statements of Income

For the nine months ended September 30, 2004 and 2003
(In thousand pesos)

	2004	2003	%Change
OPERATING REVENUES	104,941,723	98,553,200	6.5
OPERATING EXPENSES			
Purchased power	86,467,523	82,011,140	5.4
Operations & maintenance	7,385,080	6,782,844	8.9
Depreciation & amortization	3,513,433	3,214,328	9.3
Taxes other than income tax	493,190	1,444,762	(65.9)
Total operating expenses	97,859,226	93,453,074	4.7
OPERATING INCOME	7,082,497	5,100,126	38.9
OTHER INCOME (EXPENSES)			
Interest & other financial charges-net	(1,720,085)	(2,369,830)	(27.4)
Unrecoverable purchased power-system loss	(2,228,402)	(1,617,312)	37.8
Provision for disallowed recoveries	(328,480)	(570,181)	(42.4)
Equity in net earnings of investee companies	441,509	369,334	19.5
Total other income (expenses)	(3,835,458)	(4,187,989)	(8.4)
INCOME BEFORE INCOME TAX	3,247,039	912,137	256.0
PROVISION FOR INCOME TAX	998,947	272,027	267.2
NET INCOME	2,248,092	640,110	251.2

Comparative Balance Sheets

As of September 30, 2004 and 2003 (In thousand pesos)

ASSETS AND OTHER DEBITS

	2004	2003	%Change
UTILITY PLANT AND OTHERS - net	85,711,393	82,863,837	3.4
CONSTRUCTION IN PROGRESS	5,893,917	10,108,077	(41.7)
INVESTMENTS AND ADVANCES	4,253,449	3,805,001	11.8
CURRENT ASSETS			
Cash & cash investments	5,422,375	6,718,989	(19.3)
Receivables - net	20,810,100	19,515,171	6.6
Inventories	1,131,247	989,711	14.3
Deferred income tax asset	1,326,291	1,631,171	(18.7)
Other current assets	391,630	1,461,348	(73.2)
Total current assets	29,081,643	30,316,390	(4.1)
DEFERRED DEBITS AND OTHER ASSETS	23,325,411	21,621,155	7.9
TOTAL ASSETS AND OTHER DEBITS	148,265,813	148,714,460	(0.3)

LIABILITIES AND OTHER CREDITS

	2004	2003	%Change
PROPRIETARY CAPITAL	49,155,039	44,590,918	10.2
LONG-TERM DEBT - Net of Current Portion	9,721,422	17,343,297	(43.9)
CURRENT LIABILITIES			
Current portion of long-term debt	9,240,193	7,237,517	27.7
Notes payable	4,841,715	5,245,497	(7.7)
Accounts payable & accrued expenses	19,643,850	14,861,920	32.2
Income tax payable	2,142,992	885,032	142.1
Customers' refund - current	3,269,106	5,000,959	(34.6)
Other current liabilities	1,931,179	2,381,521	(18.9)
Total current liabilites	41,069,035	35,612,446	15.3
DEFERRED INCOME TAX	1,883,349	4,747,819	(60.3)
CUSTOMERS' DEPOSITS	13,643,648	12,899,921	5.8
CUSTOMERS' REFUND-NONCURRENT	18,688,934	23,562,875	(20.7)
DEFERRED PASS-THROUGH FUEL COSTS	8,389,214	6,708,437	25.1
OPERATING RESERVES & OTHERS	5,715,172	3,248,747	75.9
TOTAL LIABILITIES AND OTHER CREDITS	148,265,813	148,714,460	(0.3)

Comparative Statements of Retained Earnings (Deficit)

For the nine months ended September 30, 2004 and 2003
(In thousand pesos)

	2004	2003	%Change
BALANCE, BEGINNING (as previously reported)	2,952,200	26,855,104	(89.0)
Reversal of self-insurance	-	408,001	(100.0)
Prior period adjustments arising from customers' refund	-	(28,699,146)	100.0
BALANCE, BEGINNING (as restated)	2,952,200	(1,436,041)	305.6
Add: Net income	2,248,092	640,110	251.2
Realized revaluation surplus	440,443	471,586	(6.6)
TOTAL	5,640,735	(324,345)	1,839.1
DEDUCT: APPROPRIATION			
Appropriated retained earnings, beginning	-	12,600,000	(100.0)
Transfer from/(to) unappropriated retained earnings	200,000	(12,600,000)	101.6
Total Appropriation	200,000	-	100.0
BALANCE	5,440,735	(324,345)	1,777.5
Deduct: Cash Dividends Declared			
Preferred	-	39,620	(100.0)
Common	-	-	
Total cash dividends declared	-	39,620	(100.0)
Stock dividends declared			
Common	-	-	
Total dividends declared	-	39,620	(100.0)
BALANCE, ENDING UNAPPROPRIATED	5,440,735	(363,965)	1,594.9

Comparative Cash Flow Statements

For the quarters ended September 30, 2004 and 2003
(In thousand pesos)

	2004	2003	%Change
CASH BALANCE BEGINNING, June 30	3,674,809	4,799,110	(23.4)
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating & other income	2,755,794	1,971,362	39.8
Depreciation & amortization	1,103,882	957,570	15.3
Increase in other assets and liabilitites	1,521,978	2,972,422	(48.8)
Net Cash from Operations	5,381,654	5,901,354	(8.8)
Add: Equity issues	393,341	342,993	14.7
Short term borrowings	-	-	0.0
Long term borrowings	-	-	0.0
TOTAL SOURCES OF FUNDS	5,774,995	6,244,347	(7.5)
Less: Short term debt service	-	-	0.0
Long term debt service	413,749	184,511	124.2
Other interest expense	530,417	545,165	(2.7)
Total debt service	944,166	729,676	29.4
Unrecoverable purchased power - System loss	539,856	414,410	30.3
CAPEX	1,282,595	1,658,004	(22.6)
Preferred equity redemptions	162,109	98,487	64.6
Refund to customers - Phases I-III	1,098,703	1,418,661	(22.6)
Dividends	-	5,230	(100.0)
TOTAL USES OF FUNDS	4,027,429	4,324,468	(6.9)
NET INCREASE IN CASH	1,747,566	1,919,879	(9.0)
CASH BALANCE, END - September 30	5,422,375	6,718,989	(19.3)

Comparative Cash Flow Statements

For the nine months ended September 30, 2004 and 2003
(In thousand pesos)

	2004	2003	%Change
CASH BALANCE BEGINNING, Jan. 1	5,106,632	6,193,164	(17.5)
CASH FLOWS FROM OPERATING ACTIVITIES			
Operating & other income	8,116,526	4,795,883	69.2
Depreciation & amortization	3,513,433	3,214,328	9.3
Increase in other assets and liabilitites	4,115,783	6,972,665	(41.0)
Net Cash from Operations	15,745,742	14,982,876	5.1
Add: Equity issues	946,739	562,493	68.3
Short term borrowings	-	-	-
Long term borrowings	88,170	389,267	(77.3)
TOTAL SOURCES OF FUNDS	16,780,651	15,934,636	5.3
Less: Short term debt service	490,105	1,566,560	(68.7)
Long term debt service	4,235,962	3,339,064	26.9
Other interest expense	1,656,806	2,223,893	(25.5)
Total debt service	6,382,873	7,129,517	(10.5)
Unrecoverable purchased power - System loss	2,228,402	1,617,313	37.8
CAPEX	3,872,142	4,766,649	(18.8)
Preferred equity redemptions	362,406	140,300	158.3
Refund to customers Phases I -III	3,619,085	1,715,412	111.0
Dividends	-	39,620	(100.0)
TOTAL USES OF FUNDS	16,464,908	15,408,811	6.9
NET INCREASE IN CASH	315,743	525,825	(40.0)
CASH BALANCE, END - September 30	5,422,375	6,718,989	(19.3)

MERALCO

Ortigas Avenue, Pasig City 0300 Philippines
Tel. No. (632)16220 **Fax No.** (632)1622-8501
Web Site http://www.meralco.com.ph
E-Mail corcom@meralco.com.ph

Corporate Communication
October 2004

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

PSE-DISCLOSURE DEPARTMENT
RECEIVED
NOV 16 2004
9:58

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-Q
[For the quarterly period ended September 30, 2004]
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

PO-005

2004 NOV 16 AM 9 06

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1. For the quarterly period ended: *September 30, 2004*
2. Commission identification number: *PW-102*
3. BIR Tax Identification Code: *350-000-101-528*
4. Exact name of issuer as specified in its charter: *Manila Electric Company*
5. Country of Incorporation: *Philippines*
6. Industry Classification: (SEC use only)
7. Address of issuer's principal office: *Lopez Building, Ortigas Avenue, Pasig City*
   Postal Code: *0300*
8. Issuer's Telephone Numbers including area code: *16220*
9. Former name, former address and former fiscal year, if changed since last report: *N/A*
10. Securities registered pursuant to Sections 8 and 12 of the Code, or Sections 4 and 8 of RSA:

Title of Each Class		*Number of Shares of Common Stock Outstanding*
Class "A"	-	*604,438,658*
Class "B"	-	*402,988,744*
Total	-	*1,007,427,402*

Amount of Debt outstanding: *P98.5 Billion (as of August 31, 2004)*

11. Are any or all of these securities listed on a Stock Exchange?

    Yes [x] No [ ]

12. If yes, the name of such Stock Exchange and the class/es of securities:

    Philippine Stock Exchange *Class A and B*

13. Indicate by check mark whether the registrant:

    (a) has filed all reports required to be filed under Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter Revised Securities Act (RSA) and RSA Rule 11(a)-1 thereunder and Sections 26 and 141 of the Corporate Code of the Philippines, during the preceding 12 months (or for such shorter period that the registrant was required to file such reports):

    Yes [x] No [ ]

    (b) has been subject to such filing requirements for the past ninety (90) days:

    Yes [x] No [ ]

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

The 2004 Third Quarter Financial Statements is hereto attached and made integral part of this report.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Please refer to the attached 2004 Third Quarter Financial Statements.

PART II – OTHER INFORMATION

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary, and Information Disclosure Officer

DANIEL D. TAGAZA
Senior Vice President, Comptroller and Chief Finance Officer

Date: October 29, 2004

cc *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MANAGEMENT'S DISCUSSION AND ANALYSIS (MDA) OF OPERATION
For the Three Months Ended September 30, 2004

The financial information appearing in this report and in our accompanying consolidated financial statements is stated in Philippine pesos. All references to "pesos", "peso" or "P" are to Philippine pesos. As quoted through the Philippine Dealing System, the average exchange rate of Philippine pesos into U.S. dollars was 55.90 pesos to the dollar at September 30, 2004, as compared to 53.30 pesos to the dollar at September 30, 2003.

This report contains some statements which constitute "forward-looking statements", including statements regarding our intent, belief or current expectations. Any such forward-looking statements are not guarantees of our future performance and involve a number of risks and uncertainties that could affect our business and results of operations. Among the factors that could cause actual results to differ from such statements are adverse consequences resulting from general economic and business conditions in the Philippines, our ability to grow the customer base for our services, demand for electric services in the Philippines, our ability to enter into various funding arrangements, competitive pressures, fluctuations in the Philippine peso – U.S. dollar exchange rate, changes in applicable Energy Regulatory Commission or ERC regulations, subsequent changes in regulatory policies for the Philippine power industry, governmental, statutory, regulatory or administrative initiatives affecting financial, governmental and other institutions in the Philippines, future decisions of judicial and administrative courts, tightening of Philippine exchange controls and political changes in the Philippines.

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements. In the opinion of Management, all adjustments necessary for a fair presentation of the financial position and the results of operations of the Company have been duly effected in the preparation of these statements and in accordance with Philippine GAAP.

Introduction

Meralco is the largest electric power distribution company and the largest private sector utility in the Philippines. The company has a franchise, recently consolidated from 50 separate franchises and valid for 25 years from June 2003, to distribute electricity throughout the greater metropolitan Manila area as well as nearby areas on the island of Luzon, covering a population of approximately 19.6 million people. With an estimated electrification rate (defined as the estimated proportion of households with electricity out of all households within the franchise area) of approximately 97%, Meralco's franchise area covers 23 cities and 88 municipalities, including the most urbanized and industrialized areas in the Philippines, and accounts for approximately 25% of the

Philippine population, approximately 58% of all electricity sales in the Philippines and approximately 50% of the country's GDP.

Meralco's business is subject to extensive government regulation, principally by the Energy Regulatory Commission (ERC). The terms of Meralco's franchise, the terms and conditions of its services, the rates that it charges its customers, its rates of return and recoverable costs, the prices at which it purchases power and the areas in which it is allowed to operate, as well as many other aspects of its operations, are all subject to the approval of the Energy Regulatory Commission (ERC), other government agencies or Congress. With the enactment and implementation of Electric Power Industry Reform Act (EPIRA), the Philippine power industry continues to undergo various forms of restructuring affecting all principal sectors of the industry – generation, transmission, distribution and supply. The company believes that it is likely to benefit from further power industry restructuring in important respects, principally by introducing more efficient energy markets. However, the company cannot predict the complete impact of the reform program on the company and other participants in the Philippine power industry and principal elements of the program remain to be implemented.

Any known trend or any known demand, commitment, event or uncertainty that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way. The registrant shall indicate balance sheet conditions or income or cash flow items that it believes may be indicators of its liquidity position. The following conditions shall be indicated: whether or not the registrant is having or anticipates having within the next 12 months any cash flow or liquidity problem; whether or not the registrant is in default or breach of any note, loan, lease or other indebtedness of financing arrangement requiring it to make payments; whether or not a significant amount of the registrant's trade payables have not been paid within the stated trade terms. If a material deficiency is identified, the course of action that the registrant has taken or proposes to take to remedy the deficiency should also be indicated. The registrant should identify and separately describe internal and external sources of liquidity, and briefly discuss any source of liquid assets used.

The major factors affecting the company's financial condition and results of operations are:

- Regulated Rates and Cost Recoveries.
- Electricity Supply.
- Philippine Economic Conditions.
- Exchange Rates.

- Industry Restructuring.
- Covenants
- Rate Application with ERC
- Financial Covenants
- Liquidity
- Current Ratio

Regulated Rates and Cost Recoveries

The company's rate structure, allowed returns and permitted cost recoveries are the most significant determinants of its operating results. The company's rates are set (with the approval of the ERC) to permit the company to earn a reasonable rate of return on investments it makes toward provision of electric service and are based on the company's Return On Rate Base (RORB). The company's rate structure also permits the company to pass through to its customers certain increases in its costs resulting from increases in purchased power costs, effects of peso depreciation and system loss.

Pursuant to the Supreme Court's final ruling in April 2003, RORB is calculated for regulatory purposes as operating income before operating income tax, divided by rate base, defined as the sum of the appraised value of the company's net utility plant in service at the end of the relevant period plus one-sixth of the company's annual operation and ,maintenance expenses. The previous formula generally resulted in a lower figure for RORB than the formula currently applied. The Supreme Court's decision resolved a series of ERB and court decisions and appeals that began in 1998. The Supreme Court's order required application of the current formula retroactive to February 1994, and ordered a refund of resulting overcharges for the period from February 1994 through May 2003. Before the issuance of the Supreme Court's April 2003 ruling, RORB for regulatory purposes was calculated on a different basis under which operating income was determined after operating income tax and rate base was calculated based on the average of the appraised values of the company's utility plant in service at the beginning and end of the relevant period and also included one-sixth of annual power purchase expense for the relevant period.

As the appraised value of utility plant in service takes account of replacement cost, Meralco's rate base takes into account the effects of inflation and exchange rate fluctuations on its investment in utility plant when basic distribution rates are adjusted from time to time with ERC approval. The ERC (formerly the Energy Regulatory Board or ERB) has approved seven increases in the company's basic rates since 1981 and the most recent increase was granted in November 2003. Historically, Meralco's rate increase applications have been calculated based on a maximum RORB of approximately 12% (a level of RORB that the Supreme Court stated was a reasonable rate of return in a 1966 decision). In the past, the then ERB typically has granted Meralco rate increases based on an allowable RORB of 10.5%. All these RORB calculations were based on the formula for calculating RORB that was applied before May 2003. In the rate increases for the company approved in May and November 2003, the ERC has approved tariffs for the company based on the company's weighted average cost of capital for 2000 of 15.5%,

as determined by the ERC. These tariff increases set the RORB to 15.5% for the respective years covered by the rate increase petition using the formula applied since May 2003.

The Purchased Power Adjustment (PPA) and the Currency Exchange Rate Adjustment (CERA) previously allowed the company to pass on automatically to its customers increases and decreases in purchased power costs and the effects of peso depreciation on principal repayments of foreign currency-denominated debt and operation and maintenance expenses. Under new rules promulgated by the ERC, the Generation Rate Adjustment Mechanism (GRAM) and Incremental Currency Exchange Rate Adjustment (ICERA) have replaced the former PPA and CERA mechanisms. The GRAM and the ICERA still allow the company to pass through increases or decreases in power purchase costs and some of the effects of peso depreciation. However, GRAM and ICERA adjustments may only be made quarterly (except in relatively extraordinary circumstances) based on applications by the company and will require ERC approval. In order to mitigate the effect of the time lag between the company's incurrence of increased costs and the recovery of those increased costs pursuant to approved adjustments, the GRAM and the ICERA each allow adjustments to include a carrying charge representing the financing costs associated with the deferral of recovery at the 91-day Treasury Bill rate plus 300 basis points, but not exceeding 12%.

The company's recovery of costs arising from system loss through the system loss charge in its unbundled rates is limited to expenses of system loss of up to 9.5% of the total power purchased by the company. System loss refers to electrical energy lost due to technical losses and non-technical losses mainly due to pilferage. System loss is calculated as: one minus the fraction obtained by dividing (x) the total power sold and used by the company by (y) the total power purchased by the company. The company's system loss levels have been in excess of this 9.5% cap, increasing from 10.18% to 10.85% from 2000 through 2002. For the year ended December 31, 2002, the company's unrecoverable system loss over the 9.5% cap on recoverable system loss was 1.35% which equaled ₱1,351 million. System loss for the full year 2003 was 10.85%. The company estimates that, based on its 2003 purchased power cost, its pre-tax income is reduced by approximately ₱1,100 million for every percentage point that the company's actual system loss exceeds the cap. System loss for the quarter ended September 30, 2004 was 13.38% as compared to 11.23% of the same period last year.

Electricity Supply

Meralco does not operate its own generation capacity and must purchase all of the power that it distributes from bulk suppliers, such as NPC and IPPs. Meralco is dependent on NPC for power, although its dependence has been decreasing in recent years and the company expects to further reduce its dependence on NPC in the future by purchasing more electricity from IPPs. For the year 2003, the company purchased approximately 58.7% of its requirements from NPC, down from 64.7% for the full year in 2002. For the quarter ended September 30, 2004, the Parent Company purchased

approximately 54.6% of its requirements from NPC, down from 62.2% for the same period last year. Meralco's 10-year power purchase agreement with NPC expires in December 2004, which will allow the company to source more of its power from other sources, such as IPPs with which the company has contracted. In addition, as part of the ongoing restructuring of the power industry under EPIRA, the Wholesale Electricity Spot Market (WESM) is expected to be established in the near future to provide a wholesale spot market for power supply which the company will be able to tap.

Philippine Economic Conditions

In recent years, the company has been adversely affected by a general economic slowdown in the Philippines and elsewhere in the world, which has resulted in lower than expected electricity demand, particularly among the company's industrial customers. From 1998 through 2002, the Philippine GDP grew at a compound annual rate of approximately 3.2% (in constant 1985 pesos), compared to 4.5% during the period from 1993 to 1997. Peak demand on the company's system grew at a compound annual rate of 4.8% during the period from 1998 to 2002 and 8.2% during the period from 1993 – 1997.

Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the company's operating results and financial condition in a number of respects. While all the company's revenues are denominated in pesos, as of September 30, 2004, approximately 84% of the principal amount of the company's indebtedness, most of the company's capital expenditures, a substantial portion of the company's power purchase costs and interest expense and a small portion of the company's operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from ₱26.376 : US$1.00 on June 30, 1997, to ₱56.28 : US$1.00 as of September 30, 2004.

Increases in power purchase costs that are indexed to the U.S. dollar will be recoverable under the GRAM, subject to ERC approval, as increased generation costs to the company. Adjustments approved pursuant to the ICERA mechanism will permit the company to recover increased expenses arising from peso depreciation insofar as they relate to increases in the company's foreign currency-denominated operation and maintenance expenses and principal payments on foreign currency-denominated debt. However, increases in foreign currency-denominated capital expenses and interest expense are not adjusted for under ICERA. Approval of adjustments to the company's basic distribution rates (which have been granted seven times since 1981) would be required to order to recover increased capital expenses through an increase in the company's rate base. Adjustments granted pursuant to the GRAM and the ICERA are deferred and amortized as amounts are recovered through adjustments in customers' billings. Foreign exchange losses from increases in interest expense on foreign currency

denominated debt are reflected in the company's financial statements under "interest and other financial charges."

Following a period of significant peso depreciation, the consequences to the company could also include the following:

- In peso terms, the amounts payable for debt service, capital and operation and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the company's payment obligations or budgeted capital and other spending. The company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the company's rates and pass-through costs.

- The principal amount of, and interest expense on, the company's foreign currency-denominated debt will increase at relevant period-end dates for purposes of financial reporting and determination of compliance with the company's financial covenants. This increase can result in immediate adverse movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

- The company will not be able to apply to the ERC for approval of adjustments under the ICERA more frequently than quarterly (except in extraordinary circumstances such as a sudden and severe depreciation of the peso). The ERC has 45 days to evaluate ICERA adjustment applications, after which they are deemed approved. Under some circumstances, however, the company could incur a delay of up to twelve months between the time ICERA-related costs are incurred and the time the adjustments are fully recovered from customers.

Industry Restructuring

Under EPIRA, a fundamental restructuring of the Philippine power industry is under way, which could require significant adaptations by the company in its business. These restructuring measures include:

- The deregulation of, and introduction of competition in, power generation and supply activities and pricing;
- The privatization of NPC's power generating assets;
- The unbundling of the relative costs of the various segments of the power generation, supply, transmission and distribution chain in bills to customers;
- The implementation of open access to available capacity on distribution networks for delivery of power to consumers based on payment of transmission or wheeling charges;

- Freedom of consumers to choose electricity suppliers;
- The implementation of the wholesale electricity spot market, or WESM; and
- Removal of cross-subsidies between different customers and geographic areas built into rates for supply and distribution of electricity, under which Meralco's customers and franchise territory have borne net subsidies for other customers and regions.

The following table shows our selected unaudited consolidated balance sheet accounts, income and cash flow items as of and for the quarters ended September 30, 2004 and September 30, 2003.

	Consolidated Quarter Ended Sep. 30,		%
	2004	2003	Inc.Dec
Balance Sheet:	(in million pesos)		
Assets:			
Utility plant & others	89,968	87,806	2.5
Other property and equipment	6,076	10,108	(39.9)
Cash and cash equivalents	5,944	7,061	(15.8)
Receivables – net	23,620	22,022	7.3
Investments and advances	3,034	3,277	(7.4)
Others	28,020	29,014	(3.4)
Total Assets	156,662	159,288	(1.6)
Stockholders' Equity & Liabilities			
Capital stock	15,089	14,274	5.4
Appraisal increase in utility plant	28,425	30,681	3.4
Appropriated retained earnings	200	0	(98.4)
Unappropriated retained earnings	5,441	(364)	(131.6)
Current liabilities	42,954	40,552	7.5
Non-current liabilities	64,553	74,145	(13.0)
Total stockholders' equity and Liabilities	156,662	159,288	0.7
Income/(Loss) Statements:			
Revenues	37,518	33,561	11.8
Recoverable purchased power	(30,366)	(27,559)	10.2
Other operating expenses	(4,615)	(3,718)	24.1
Operating income	2,537	2,284	11.1
Other charges	(1,296)	(1,471)	(11.9)
Income tax	(409)	(239)	71.1
Net Income	832	574	44.9
Cash Flows:			
Net cash prov'd by operating activities	5,083	2,671	90.3
Net cash used in investing activities	(3,280)	(908)	(261.2)
Net cash prov'd by financing activities	99	333	(70.3)

Financial Ratios:	As of Sep 2004	Sep 2003
Current ratio (shall not be less than 1 : 1)	0.71 *	0.85 *
Debt service coverage (not less than 1.3:1)	1.72	1.22
Interest coverage ratio (not less than 3 : 1)	6.49	4.22
Debt to equity ratio (not more than 3 : 1)	2.15	3.19 *
Fixed charged coverage ratio (Min. 3 : 1)	3.94	(7.09) *
Debt to net tangible assets ratio (Max .50 : 1)	0.35	0.34
Secured debt to net tangible assets (Max. .4 : 1)	0.10	0.10
Return on net fixed assets in operation (not less than 8%)	4.2%*	(2.1%) *
Self-financing ratio (not less than 20%)	86.3%	10.2% *
Debt service ratio (not less than 1.3 : 1)	9.6	5.9

Notes: 1. Above creditor ratios are computed based on Lender formula and on non- consolidated basis.
2. Figures with * do not conform with covenant requirements.

Covenants

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (P84,848 million as of December 31, 2003, and P78,300 million as of December 31, 2002) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisitions of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. In addition, substantially all of the Parent Company's existing loan agreements contain cross default provisions which may render the outstanding loans due and demandable. For the years ended December 31, 2003 and 2002, the Parent Company did not comply with the minimum required return on net fixed assets of 8% required by two secured creditors. However, the Parent Company has received a waiver on noncompliance to this requirement from one of these secured creditors and has received notice from the other secured creditor that a waiver will be issued subject to certain conditions. In addition, for the years ended December 31, 2003 and 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company, however, continues to service the principal and interest payments at maturity dates and has not received any

demand for payment nor have any of its existing creditors commenced default proceedings

Rate Application with Energy Regulatory Commission (ERC)

On October 10, 2003, the Parent Company filed an application at the ERC seeking to adjust Parent Company-related charges by an average P0.1358 per kWh. The Parent Company's rate application was based on (a) an independent appraisal of 2002 assets appraised at an exchange rate of ₱53.096:US$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in Parent Company-related charges of ₱0.12 per kWh, effective January 2004. Under the implementing rules and regulations of Electric Power Industry Reform Act (EPIRA), the ERC has up to one year from the issuance of the provisional approval within which to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On November 27, 2003, the ERC approved an average provisional adjustment in Parent Company-related charges of ₱0.12 per kWh, effective January 2004. Under the implementing rules and regulations of Electric Power Industry Reform Act (EPIRA), the ERC has up to one year from the issuance of the provisional approval within which to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. The respective memoranda of the parties were submitted to the SC on February 16, 2004. The status quo order remains until lifted by the SC.

Financial Covenants

Our debt instruments contain restrictive covenants and require the Parent Company to comply with specified financial ratios and other financial tests at relevant measurement dates, principally at the end of quarterly periods.

The financial tests under our debt instruments, include maintaining a positive tangible net worth and compliance with the following ratios, to wit:

Unsecured Loans:

- Current ratio on a non-consolidated basis, shall not be less than 1 : 1
- Debt service coverage ratio on a non-consolidated basis, shall not be less than 1.3 : 1
- Interest coverage ratio on a non-consolidated basis, shall not be less than 3 : 1
- Debt to equity ratio (historical value) on a non-consolidated basis, shall not be more than 3 : 1
- Fixed charged coverage ratio on a non-consolidated basis, minimum is 3 : 1.
- Debt to net tangible assets ratio on a non-consolidated basis, maximum is .5 : 1
- Secured debt to net tangible assets ratio on a non-consolidated basis, maximum is .4 : 1

Secured Loans:

- Return on rate base (RORB) on a non-consolidated basis, should not be less than 8%
- Self-financing ratio on a non-consolidated basis should not be less than 20% and
- Debt service ratio on a non-consolidated basis should not be less than 1.3 : 1

The principal factors that can negatively affect our ability to comply with these financial ratios are depreciation of the peso to the US dollar, the short-term loans which will mature on November 2004, and the effect of the Supreme Court ruling with finality to rollback the distribution rate by 16.7 centavos per kilowatt-hour and the outstanding customers' refund amounting to ₱21.96 billion as of September 30, 2004

To date, due to the negative factors mentioned above, which adversely affect our financials, some of our financial ratios, were not complied with as set forth in the Loan Agreement.

The recent rating made by Standard & Poor's which downgraded Meralco's foreign currency rating to "CC" from "CCC" will put further pressure on the company's liquidity position. The negative outlook reflects Meralco's impaired access to the financial markets and tight liquidity position. Failure to negotiate a favorable agreement with creditors or obtain another rate relief could increase the likelihood of a default and result in a further lowering of the company's corporate rating. A favorable resolution in regards to the Parent Company's short term

obligations to creditors and favorable economic demand could alleviate liquidity pressures and improve the company's corporate rating.

Liquidity

To date, the Parent Company has met its capital expenditure requirements, long-term loan amortization, the on-going refund to customers brought about by the SC decision, including its trade payables primarily from cash flow from operations, and proceeds of long-term borrowings that are primarily foreign-currency denominated.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities, borrowings from financial institutions and refinancing of short-term borrowings. Meralco's ability to incur long-term debt in the future is subject to a variety of uncertainties, including economic, political and other conditions in the Philippines. In addition, Meralco's ability to incur debt will also be affected by the Government's policies relating to foreign currency borrowings, the liquidity of the Philippine capital markets, Meralco's operating results and financial condition, and restrictions under its current debt agreements.

The situation under the Company is operating in, as described above, leaves management no choice but to conserve the Company's resources to mitigate the effects of the Supreme Court decision to reduce Meralco's basic rates by 16.7 centavos and return to its customers the amount of 16.7 centavos per kilowatthour it has collected in its billing starting February 1994 and ensure its continued viability.

CURRENT RATIO

	CONSOLIDATED	
	For the Nine Months Ended Sep 30	
	2004	2003
Current Assets:		
Cash & cash equivalents	5,944	7,061
Receivables	23,620	22,022
Inventories	1,401	1,577
Deferred income tax assets	1,326	1,631
Other current assets	638	2,471
A. Total Current Assets	32,929	34,762
Current Liabilities:		
Notes payable	5,277	5,716

Accounts payable & other current liabilities	22,995	21,684
Customers' refund – current portion	3,269	5,001
Long-term debt – current portion	9,240	7,244
Income tax payable	2,173	907
B. Total Current Liabilities	42,954	40,552
C. Current Ratio (A / B)	0.77 : 1	0.86 : 1

The lower current ratio as of September 30, 2004 could be attributed to the following Balance Sheet accounts, to wit:

- Cash and cash investments decreased as a result of the ongoing customers' refund from ₱7,061 million in September 2003 to ₱5,944 million in September 2004, or 15.8%. The refund which was implemented during the second half of last year contributed to the liquidity problem of the company.

- Other current assets also decreased, from ₱2,471 million in September 30, 2003 to ₱638 million in September 2004, or 74.2% due to a reduction in the balance of advance payments to suppliers from ₱330 million in September 2003 to ₱44million in September 2004 and the receivable from BIR amounting to ₱1,126 for the year 2003 was adjusted during the current year.

- Accounts payable comprises mostly payables to big suppliers of Meralco, like Napocor and several Independent Power Producers. The 6.0% increase therefore could be attributed partly to increased purchased power and accrued expenses for the period under review, from ₱21,684 million last year to ₱22,995 this year. Hereunder is the summary of selected suppliers of the Company:

	Sep 2004	Sep 2003	Diff.
National Power Corporation	4,464	2,551	1,913
Transmission Company	2,498	2,172	326
Quezon Power Phils.	1,933	1,309	624
First Gas	2,939	3,282	(343)
Duracom Mobile Power	311	53	258
Total	12,145	9,367	2,778

Despite the on-going refund to customers and lower current ratio, all trade payables of the company have been paid within the stated trade terms and prescribed period.

- Long-term debt –current portion increased from ₱7,244 million in September 30, 2003 to ₱9,240 million in as of September 30, 2004. This is due to the higher level of debt amortization scheduled within a one year period, particularly the unsecured portion of the loans.

- Income tax payable increased from ₱907 million as of September 30, 2003 to ₱2,173 million in the same period under review due to higher income, both the parent and the subsidiaries.

To date, the Parent Company has met its capital expenditure requirements, long-term loan amortization, the on-going refund to customers including its trade payables primarily from cash flow from operations, and proceeds of long-term borrowings that are primarily foreign-currency denominated.

The impact of the Supreme Court ruling with finality to rollback the **distribution rate** by 16.7 centavos per kilowatt-hour and the booked refund to customers from February 1994 to December 2002 amounting to ₱30.3 billion will greatly affect our cash flows and the Parent Company has no recourse but to scale down the budgeted capital expenditures for the year 2004 from ₱6.5 billion to approximately ₱5.75 billion.

For the years ended December 31, 2003 and 2002, the Parent Company did not comply with the minimum required return on net fixed assets of 8% required by two secured creditors. However, the Parent Company has received a waiver of noncompliance to this requirement from one of these secured creditors and has received a waiver notice from the other secured creditor that a waiver will be issued subject to certain conditions. In addition, for the years ended December 31, 2003 and 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company, however, continues to service the principal and interest payments at maturity dates of secured creditors and has not received any demand for payment nor have any of its existing creditors commenced default proceedings.

For the next twelve (12) months, the Company will still encounter liquidity problems due to the bulk of maturing long-term loans and the peso depreciation. In order to meet its future working capital, maturing obligations and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities, borrowings from financial institutions and refinancing of short-term borrowings. Meralco's ability to incur long-term debt in the future is subject to a variety of uncertainties, including economic, political and other conditions in the Philippines. In addition, Meralco's ability to incur debt will also be affected by the Government's policies relating to foreign currency borrowings, the liquidity of the Philippine capital markets, Meralco's operating results and financial condition, and restrictions under its current debt agreements.

The situation under the Company is operating in, as described above, leaves management no choice but to conserve the Company's resources to mitigate the effects of the Supreme Court decision to reduce Meralco's basic rates by 16.7 centavos and return to its customers the amount of 16.7 centavos per kilowatthour it has collected in its billing starting February 1994 and ensure its continued viability.

Recent Developments

January 2004 Provisional Rate Increase

To update its tariffs to reflect more recent cost levels, the company filed a petition with the Energy Regulatory Commission (ERC) on October 10, 2003 to increase its tariffs by an average of P0.1358 per kWh over the rates in effect after the rate increase granted in June 2003. This proposed increase was based on the company's assets in service as of 2002, as appraised in December 2002. On November 27, 2003, the ERC provisionally authorized the company to implement a P0.12 per kWh increase in its tariffs starting January 2004. Under the implementing rules and regulations promulgated pursuant to EPIRA, the ERC has up to one year from the issuance of the provisional approval to finally decide on Meralco's petition. Various consumer groups and government figures, including President Macapagal-Arroyo, have expressed opposition or concern over this provisionally approved rate increase and final approval by the ERC will require a process of hearings and filings with the ERC. On December 23, 2003, the Freedom from Debt Coalition filed a petition for a restraining order, prohibition and injunction against Meralco and the Energy Regulatory Commission for the rate increase. On January 13, 2004, the Supreme Court issued a Status Quo Order. The order stopped the implementation of the temporary rate increase.

Customer Refund

In April 2003, after extensive contests and appeals by the company, the Philippine Supreme Court affirmed its decision ordering the company to pay a refund, estimated to be ₱30,323 million based on operational data of the company as of May 2003 that the Energy Regulatory Board, or ERB, the predecessor to the ERC, had claimed the company overcharged its customers from February 1994 to May 2003. The Supreme Court ruled that the company had improperly included operating income tax in its operating expenses for purposes of calculating its return on rate base, or RORB. This had the effect of reducing the permitted level of the company's rates from February 1994 to May 2003 by ₱0.167 per kWh.

The company has reached an agreement with the ERC to carry out the refund in four phases. Phase One, which involved refunds totaling approximately ₱2,170 million to residential and commercial customers consuming 100 kWh or less of electricity per month, was approved by the ERC in June 2003. Phase Two, which involves refunds of approximately ₱4,559 million to residential and commercial customers consuming 101 –

300 kWh per month, has also been approved by the ERC and is expected to be completed in February 2004. Phases One and Two represent approximately 22% of the total refund but still satisfy the company's refund obligations to approximately 82% of the customers entitled to the refund.

A schedule for Phase Three, which will involve estimated refunds of approximately ₱4,905 million to residential and commercial customers consuming more than 300 kWh of electricity per month, has been approved by the ERC in an order issued in November 2003. According to the order, Phase Three payments are to commence in January 2004 and should be completed in June 2004. Meralco filed a Motion for Reconsideration, petitioning the ERC to extend the duration of the period to make Phase Three payments up to December 2004. On February 13, 2004, the ERC ruled favorably on the Motion for Reconsideration.

Phase Four will involve estimated refunds totaling approximately ₱18,689 million to commercial and industrial and street-lighting customers, which include the company's highest usage customers. In order to limit the financial burden imposed by the refund, the company has proposed to the ERC that the Phase Four refunds of approximately ₱18,689 million be paid over a period of five years starting in May 2005. The ERC's decision on the company's proposed schedule for paying the Phase Four refunds remains pending.

Income Tax Refund

As a result of the customer refunds discussed in the previous section, the company has effectively overpaid income taxes estimated at ₱8,902 million. This amount represents the income tax effect of the ₱0.167 per kWh rate charged to customers from February 1994 to December 31, 2002, which formed part of the company's revenue for such periods totaling ₱28,728 million. The company amended its income tax returns for 1999 and 2002. For the year ended December 31, 1999, overpaid income taxes amounted to ₱1,126 million and was set up as an asset. For the year ended December 31, 2002, the amended provision for income tax represents the minimum corporate income tax. The amendment of income tax returns for December 31, 2002 resulted in an additional overpayment of income tax of about ₱202 million, which increased the total overpayment for the year December 31, 2002 to ₱495 million. As of December 31, 2002, total overpayment of income tax amounted to ₱1,621 million which was applied as a credit against 2003 income tax payments. Under existing BIR procedures, a taxpayer may file amended income tax returns within a period of three years after the relevant tax year and may pursue a tax refund or tax credit within a period of two years from the date of the erroneous payment. However, under the new Civil Code and rulings of the Supreme Court, the company believes that it has six years within which to file claims for erroneously paid income taxes from the date of the erroneous payments. The company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,119 million. The company is still discussing with the Bureau of Internal Revenue the issues pertaining to the recovery of income taxes paid on previously

reported revenues that will be refunded to the customers. This contingent asset is not recognized in the financial statements unless the realization of income is virtually certain.

Results of Operations

Three Months Ended September 30, 2004 compared to Three Months Ended September 30, 2003

Parent Company

ENERGY SALES

After registering an energy sales growth of 3.8% in the first half of 2004, sales continued to rise at the same pace of 3.8% in the third quarter, reaching a total kilowatt-hour sales volume of 6,392 gWh.

The sales growth in the third quarter was spurred by the 5.7% sales jump in the month of September, after an expansion of 2.9% and 3.0% in the month of July and August, respectively.

The commercial segment continued to lead the growth in energy sales in the third quarter, rising to 2,276 gWh or by 5.6% from the same period last year. Commercial sales was driven by the retail trade and business service segments which grew by 59.0% and 17.8%, respectively in the period.

Increased commercial operations of malls energized earlier this year such as Market!Market! by Ayala Land, Inc. and The Gateway by Robinson's Land Corporation heightened electricity demand for the period.

Furthermore, the opening of other malls before the end of 2004, namely SM Batangas and Araneta Center Gateway, is expected to provide a boost to commercial sales, especially during the Christmas season when mal hours are extended.

Sales to the residential segment grew to 2,230 gWh or by 1.7%. Cooler temperatures and increased inflationary pressures on basic commodities in the third quarter this year compared to the same period last year contributed to the reduction in electricity demand of the residential segment.

Sales to the industrial sector, despite declining in the number of services, became more buoyant in the third quarter as its sales grew to 1,852 gWh or by 4.3%.
The said quarter on quarter growth was the highest against quarter on quarter growths in the last three quarters of 2004 (1.0% in the first quarter and 3.5% in the second quarter this year). Strong industrial sales in the period was driven by electrical machinery and food segments which grew by 15.9% and 7.7%, respectively.

20

REVENUES AND PROFITABILITY

Due to continued sales expansion, overall revenue growth for the third quarter 2004 was at 10.3% from P33.1 billion of the same period last year to P36.5 billion. Likewise, distribution revenues rose by 10.7% to P6.2 billion this quarter from P5.6 billion in the same period last year.

Total operating expenses, on the other hand, rose by 10.4% primarily due to the 10.2% rise in purchase power cost and 130.9% increase in taxes other than income tax. A 15.3% increase in depreciation and amortization also contributed to the increase in the total operating expenses.

As a result, operating income still surged 8.3%, from ₱2.2 billion in 2003 to ₱2.3 billion in 2004. With this, return on rate base (per lender's formula) for the twelve months ending September 2004 improved to 4.16% from (2.05)% in the same period ending September 2003.

Other income (expenses) for the quarter, on the other hand, went down by 14.1% mainly due to the significant decrease in interest and other financial charges by about 20.7% as a consequence of limited borrowings and payment of loan amortization and decrease in provision for disallowed recoveries by 58.1%.

This quarter, a 5.0% decrease in equity in net earnings of investees from ₱168.5 million in 2003 to ₱160.1 million in 2004 had a slight negative impact to the company's bottom line.

The company concluded the third quarter of 2004 with a 44.9% year-on-year increase in net income with ₱831.8 million realized this year as against ₱574.0 million in the same period in 2003.

Earnings per common share (excluding depreciation on appraisal increase) for the period under review was up by 27.6%, from ₱0.76 in 2003 to ₱0.97 in 2004.

CONTINGENCIES

The company has contingent liabilities. These include a pending case under the Court of Appeals where certain consumers questioned the ERC decision in Case Nos. 2001-646 and 2001-900 wherein the company was granted an increase of P0.0865. The Court of Appeals rendered a decision unfavorable to the company. Meralco has filed a Motion for Reconsideration of the Court of Appeals decision. The Motion for Reconsideration remains pending to date. The effect of an adverse decision will result to a reversal of revenues estimated at a minimum of ₱2.65 billion as of September 2004.

AVERAGE RETAIL RATE

Sales growth in the third quarter was also spurred by the decline in Meralco's average retail rate to P5.86 per kWh from P5.94 per kWh in the same period last year. The reduction was largely brought about by the decrease in the transmission charge as a result of the reduced TransCo rate due to TransCo's intra-regional grid cross subsidy removal of approximately six centavos starting October 2003.

Average retail rates will, however, be further adjusted in the fourth quarter as a result of a number of issuances by the ERC to reflect the true cost of power in tariffs to end-users namely:

- A provisional authority to NPC to increase its rates by an average of ₱0.98 per kWh nationwide, ₱1.23 for NPC's Luzon grid customers (including Meralco) and ₱0.22 and ₱0.27 for the Visayas and Mindanao Grids, respectively, effective September 26, 2004.

  Since Meralco sources a portion of its power requirements from IPPs, the effect of the recent NPC rate adjustment and other prior adjustments on Meralco customers is estimated to be about ₱0.80 per kWh.

- Guidelines to allow distribution utilities to adjust their generation rates and system loss charges on a monthly basis, without seeking prior approval from the Commission.

  This mechanism is intended to replace the Generation Rate Adjustment Mechanism (GRAM). Under the new guidelines, Meralco will be able to immediately reflect monthly changes in its purchased power costs through the "Generation Charge" and "System Loss Charge" components of the unbundled bill. At the same time, end-users will be able to receive timely price signals on the actual cost of generating electricity.

- Order for Meralco to begin implementing a two-step phase-out of the "Inter-Class Subsidy" component of its tariffs. This component of the bill identifies whether an end-user is a recipient or a provider of subsidies of the bill.

  Under the unbundled tariffs approved by the ERC, residential end-users receive a subsidy of about 71-centavos per kWh, which is in turn shouldered by commercial and industrial establishments.

  Under the ERC Order, inter-class subsidies would be reduced by 40 percent this October 2004 and totally phased out by October 2005. The ERC is also working on two areas to promote lower electricity rates in the medium term.

- First is the resolution setting a timetable for the introduction of open access and retail competition as envisioned by the EPIRA. For the Luzon Grid where

Meralco operates, the target date for retail competition is July 2006. Target dates for the other grids will be determined by the ERC at a later time.

- Second is the conduct of regulatory proceedings on power supply related contracts of Meralco with generators. Hearings are ongoing on NPC's and Meralco's joint application for the approval of a Settlement Agreement on their 10-year Contract for the Supply of Electricity.

  Under the Settlement Agreement dated July 15, 2003, Meralco would pay NPC a net settlement amount of about P20 billion and NPC would commit to the dispatch of Meralco's IPPs at contract levels, resulting to a net reduction in costs to consumers. Hearings are also being conducted on the proposed amendments to the contracts with the First Gas plants.

SYSTEM LOSS

Unrecoverable purchased power for the third quarter ended September 30, 2004 deteriorated to 11.23 percent, higher than the rate of 11.00 percent for the same period last year. The higher system loss resulted to a corresponding peso-value loss for the quarter of ₱539.9 million, which could have been higher if not for the TransCo cross subsidy removal. The peso value loss for the same period in 2003 last year reached ₱414.4 million.

CAPITAL EXPENDITURES

Capital expenditures for the quarter decreased by 22.6% from ₱1.7 billion in 2003 to ₱1.3 billion in 2004. A total of 99.6 percent of capital expenditures in the third quarter of 2004 was attributed to the electric system and a minimal 0.4% was used for non-electric related capital expenditures.

QUALITY OF SERVICE

Even with the decrease in capital expenditure for the quarter, system reliability in terms of interruption frequency rate (IFR) and system availability as measured by cumulative interruption time (CIT) continued to reach record levels of 3.41 times (4.09 times in third quarter 2003) and 3.06 hours (4.39 hours in the third quarter of 2003), respectively. The high level of quality service was mainly due to the company's continued intensive electric system maintenance campaign.

Consolidated

Consolidated Operating Revenues. For the three months ended September 30, 2004, Meralco and Subsidiaries achieved consolidated operating revenues of ₱37,518 million, an increase of 11.8% over the ₱33,561 million achieved in the same period in 2003. This increase was driven primarily by a 3.8% increase in sales volume by the parent company coupled with the full effects of the 8.65 centavo rate hike implemented starting June 2003 and the increase in purchased power cost..

Consolidated Operating expenses. Operating expenses for the quarter ended September 30, 2004, increased to ₱34,981 million, or 11.8% over the ₱31,277 million for the same period in 2003.

	Quarter Ended September 30,		
	2004	2003	% Change
	(in millions)		
Recoverable purchased power	30,366	27,559	10.2
Operations and maintenance	2,574	2,220	15.9
Depreciation and amortization	1,154	1,022	12.9
Taxes other than income tax	199	87	128.7
Cost of contracts and services	232	136	70.6
Real estate sold	456	253	80.2
Total	34,981	31,277	11.8

The increase in consolidated operating expenses was primarily due to an increase in the company's purchased power costs. Parent Company's recoverable purchased power cost for the third quarter ended 2004, were ₱30,366 million, or 10.2% over the ₱27,559 million in purchased power cost for the same period in 2003. The increase in purchased power cost was due to a 4.0% increase in volume purchased as well as an increase in cost per kWh.

Consolidated operation and maintenance expenses increased by 15.9% to ₱2,574 million for the quarter ended September 30, 2004, compared with ₱2,220 million in the same period in 2003, due primarily to increase in salaries & wages & benefits, contracted services and materials and supplies expenses.

Consolidated depreciation and amortization also increased by 12.9% from ₱1,022 million for the 3rd quarter in 2003, to ₱1,154 in same period in 2004, mainly as a result of the continued significant expansion and upgrading of electric distribution system. In addition, the increase also reflected additional expenses related to various utility plant equipment and others placed in service.

The Parent Company's account, *Taxes other than income tax* increased by 128.7% from ₱87 million in the three months ended September 30, 2003, to ₱199 million in the three months ended September 30, 2004, due to increased revenues brought about

by energy sales growth of 3.8%. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which were implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rates.

Cost of contracts and services, a subsidiary account, increased by 70.6% from ₱136 million in the third quarter of 2003 compared to ₱232 million of the same period this year primarily due to increase in construction contracts of a subsidiary company..

Real estate sold, also a subsidiary account of Rockwell Land Corporation, increased by 80.2% from ₱253 million in quarter ended September 30, 2003 to ₱456 million in the same period of 2004 due mainly to the intensified marketing campaigns particularly on "Manansala", a residential condominium.

Operating Income. As a result of the foregoing, consolidated operating income increased 11.1% from ₱2,284 million in the 3rd quarter of 2003, to ₱2,537 million in the third quarter of 2004.

Other Income (Charges). During the third quarter ended 2004, other income (charges) were ₱1,263 million, a decrease of approximately 11.7% over the ₱1,431 million in other income (charges) for the quarter ended September 30, 2003.

	Quarter Ended September 30,		
	2004	2003	% Change
	(in millions)		
Interest expense and other charges – net	(741)	(911)	(18.7)
Unrecoverable purchased power	(539)	(414)	30.2
Equity in net earnings of investee Companies	126	154	(18.2)
Provision for probable losses on disallowed receivables	(109)	(260)	(58.1)
Total	(1,263)	(1,431)	(11.7)

Interest and other charges - net for the quarter ended September 30, 2004, decreased by 18.7% in comparison to the three months ended September 30, 2003, from ₱911 million to ₱741 million due to a lower debt level.

Parent Company's unrecoverable purchased power above the 9.5% cap on recoverable system loss totaled ₱539 million for the quarter ended September 30, 2004, an increase of 30.2%, over the total of ₱414 million for the quarter ended September 30, 2003. In terms of percent, unrecoverable purchased power for the third quarter ended

September 30, 2004 deteriorated to 11.23 percent, higher than the rate of 11 percent for the same period last year.

Consolidated equity in net earnings of investee companies likewise declined by 18.2 percent, from ₱154 million for the third quarter of 2003, to ₱126 million for the quarter ended September 30, 2004 mainly due to lower income of some subsidiaries.

Provision for probable losses on disallowed receivables. For the quarter ended September 30, 2004, the Company reflected provision of ₱109 million, mainly for Quezon Power transmission line fees.

Consolidated Provision for Income Tax. Consolidated provision for income tax for the quarter ended September 30, 2004, was ₱409 million, a significant increase from ₱239 million benefit for the third quarter of 2003, primarily due to the income posted by the Parent Company for the quarter ended September 30, 2004.

Minority interest decreased from ₱40 million in the third quarter of 2003 to ₱33 million in the same period this year.

Consolidated Net Income. As a result of the foregoing, net income for the third quarter ended September 30, 2004, was ₱832 million, compared to a ₱574 million in the same period in 2003. Again, this was due mainly to the increased growth sales of the parent company and the significant decrease in interest and other financial charges as a consequence of limited borrowings and payment of loan amortization.

Capital expenditures of the Parent Company for the three months ended September 30, 2004 was ₱1,282 million, 22.7% lower than the third quarter of 2003 level of ₱1,658 million. A total of 99.6% of capital expenditures in the third quarter of 2004 was attributed to the electric system and a minimal 0.4% was used for non-electric related capital expenditures. The Parent Company limited capital expenditures due to budget constraints, wherein capital projects were prioritized according to importance.

Segment information on Consolidated Capex:	2004	2003	% Change
	(Amounts in Millions)		
Power Distribution	₱1,282	₱1,658	(22.7)
Real Estate	13	14	(7.1)
Services	10	9	11.1
Total	₱1,305	₱1,681	(22.4)

Cash dividends to preferred stockholders. No payment was made for the third quarter of 2004 primarily due the financial crisis brought about by the ongoing rate refund to customers ordered by the Supreme Court, compared to ₱5 million for the quarter ended September 30, 2003.

Basic Earnings Per Common Share on Net Income excluding depreciation on appraisal increase for the quarter under review increased by 27.6% from ₱0.76 in 2003 to ₱0.97 in 2004 due mainly to the higher income posted for the third quarter of 2004.

Nine Months Ended September 30, 2004 compared to Nine Months Ended September 30, 2003

Consolidated

Consolidated Operating Revenues. For the nine months ended September 30, 2004, Meralco and Subsidiaries achieved consolidated operating revenues of ₱107,655 million, an increase of 7.2% over the ₱100,385 million achieved in the same period in 2003. This increase was driven primarily by a 3.8% increase in sales volume by the parent company coupled with the full effects of the 8.65 centavo rate hike implemented starting June 2003 and the increase in purchased power cost..

Consolidated Operating expenses. Operating expenses for the nine months ended September 30, 2004, increased to ₱100,064 million, or 2.1% over the ₱94,998 million for the same period in 2003.

	Nine Months Ended September 30,		
	2004	2003	% Change
	(amounts in millions)		
Recoverable purchased power	86,468	82,011	5.4
Operations and maintenance	7,500	6,885	8.9
Depreciation and amortization	3,670	3,396	8.1
Taxes other than income tax	500	1,450	(65.5)
Cost of contracts and services	686	541	26.8
Real estate sold	1,240	715	73.4
Total	100,064	94,998	5.3

The increase in consolidated operating expenses was primarily due to an increase in the company's purchased power costs. Parent Company's recoverable purchased power cost for the three quarters of 2004, were ₱86,468 million, or 5.4% increased over the ₱82,011 million in purchased power cost for the same period in 2003. The increase in purchased power cost was due to a 4.5% increase in volume purchased as well as an increase in cost per kWh, from ₱4.159 per kWh in 2003 to ₱4.222/kWh purchased in 2004 or a 1.5% increase.

Consolidated operation and maintenance expenses increased by 8.9% to ₱7,500 million for the nine months ended September 30, 2004, compared with ₱6,885 million in the same period in 2003, due primarily to increase in payroll expenses, and use of company vehicles.

Consolidated depreciation and amortization also increased by 8.1% from ₱3,396 million for the nine months ended September 30, 2003, to ₱3,670 million in same period this year, mainly as a result of the continued significant expansion and upgrading of electric distribution system. In addition, the increase also reflected additional expenses related to various utility plant equipment and others placed in service.

The Parent Company's account, *Taxes other than income tax* decreased by 65.5% from ₱1,450 million in the nine months ended September 30, 2003, to ₱500 million in the nine months ended September 30, 2004, due to a change in the treatment of franchise taxes. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which were implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rates.

Cost of contracts and services, a subsidiary account, increased by 26.8% from ₱541 million in the first three quarters of 2003 compared to ₱686 million of the same period this year primarily due to increase in construction contracts of a subsidiary company..

Real estate sold, also a subsidiary account of Rockwell Land Corporation, increased by 73.4% from ₱715 million in the nine months ended September 30, 2003 to ₱1,240 million in the same period of 2004 due mainly to the intensified marketing campaigns particularly on "Manansala", a residential condominium.

Operating Income. As a result of the foregoing, consolidated operating income increased 40.9% from ₱5,387 million in the first three quarters of 2003, to ₱7,591 million in the nine months ended September 30, 2004.

Other Income (Charges). For the nine months ended September 30, 2004, other income (charges) were ₱4,149 million, a slight decrease of approximately 5.7% over the ₱4,399 million in other income (charges) for the same period of last year.

	Nine Months Ended September 30,		
	2004	2003	% Change
	(amounts in millions)		
Interest expense and other charges – net	(1,901)	(2,567)	(25.9)
Unrecoverable purchased power	(2,228)	(1,617)	37.8
Equity in net earnings of investee Companies	308	355	(13.2)
Provision for probable losses on disallowed receivables	(328)	(570)	(42.5)
Total	(4,149)	(4,399)	(5.7)

Interest and other charges - net for the nine months ended September 30, 2004, decreased by 25.9 percent in comparison to the nine months ended September 30, 2003, from ₱2,567 million to ₱1,901 million as a consequence of limited borrowings and payment of loan amortization.

Parent Company's unrecoverable purchased power above the 9.5% cap on recoverable system loss totaled ₱2,228 million for the nine months ended September 30, 2004, an increase of 37.8% over the total of ₱1,617 million for the nine months ended September 30, 2003 because of the higher system loss level of 12.01% for the nine months ended September 30, 2004 as against 11.43% for the same period of last year.

Consolidated equity in net earnings of investee companies on the other hand, declined by 13.2 percent, from ₱355 million, to ₱308 million year-on-year mainly due to lower income of some subsidiaries.

Provision for probable losses on disallowed receivables. For the nine months ended September 30, 2004, the Parent Company reflected provision of ₱328 million as compared to ₱570 million of last year, mainly for Quezon Power transmission line fees.

Consolidated Provision for Income Tax. Consolidated provision for income tax for the nine months ended September 30, 2004, was ₱1,100 million, a significant increase from ₱277 million provision for the same period of 2003, primarily due to the income posted by the Parent Company for the nine months ended September 30, 2004.

Minority interest also increased by 32.4 percent, from ₱71 million to ₱94 million year-on-year mainly due to improved revenues and lower interest on loans.

Consolidated Net Income. As a result of the foregoing, net income for the three quarters ended September 30, 2004, was ₱1,416 million, compared to a ₱66 million in the same period in 2003. Again, this was due mainly to the increased growth sales of the parent company.

Capital expenditures of the Parent Company for the nine months ended September 30, 2004 was ₱3,872 million, 18.8% lower than the first nine months of 2003 level of ₱4,767 million. The Parent Company limited capital expenditures due to the ongoing customers' refund and budget constraints, wherein capital projects were prioritized according to importance.

Segment information on Consolidated Capex:	2004	2003	% Change
	(Amounts in Millions)		
Power Distribution	₱3,872	₱4,767	(18.8)
Real Estate	42	51	(17.6)
Services	102	165	(38.2)
Total	₱4,016	₱4,983	(19.4)

Cash dividends to preferred stockholders - No payment was made for the first three quarters of 2004 primarily due to the financial crisis brought about by the rate refund ordered by the Supreme Court, compared to ₱40 million for the nine months ended September 30, 2003.

Basic Earnings Per Common Share on Net Income excluding depreciation on appraisal increase for the first three quarters under review increased by 151.4% from ₱1.07 in 2003 to ₱2.69 in 2004 due mainly to the higher income posted for the nine months ended September 30, 2004.

Liquidity and Capital Resources

The following table shows the company's cash flows on a consolidated basis as of and for the quarters ended September 30, 2004 and 2003 and nine months ended September 30, 2004 and 2003:

	Third Quarter		**Calendar Yr to Date**	
	2004	**2003**	**2004**	**2003**
	(Amounts in millions)			
Cash Flows				
Cash and cash equivalents, beginning	P4,019	P5,040	P5,320	P6,832
Net cash provided by operating activities	5,083	2,671	4,518	1,233
Net cash used in investing activities	(3,280)	(908)	(149)	2,100
Net cash provided by (used in) financing activities	122	258	(3,745)	(3,104)
Cash and cash equivalents, End	**5,944**	**7,061**	**5,944**	**7,061**

At September 30, 2004, consolidated cash and cash equivalents fell to ₱5,944 million compared to ₱7,061 million at September 30, 2003. Principal sources of cash for the third quarter of 2004 were cash flow from operating activities totaling ₱4,518 million, and ₱395 million from issuance of preferred stock. For the nine months ended September 30, 2004, net cash provided by operating activities amounted to ₱5,083. Other sources of cash for the for the nine months include proceeds from issuance of preferred stock, ₱1,033 million and increase in customers' deposits, ₱389 million. These funds were used primarily for capital expenditures, amounting to ₱1,305 million and debt service payments for short-term debt and long-term debt of ₱11 million, and ₱413 million, respectively for the third quarter of 2004. For the nine months period of 2004, capital expenditures amounted to ₱4,016 million, and debt service payments for short-term and long-term were ₱490 million and ₱4,236 million respectively.

As of September 30, 2003, cash and cash equivalents totaled ₱5,040 million. Principal sources of cash for the third quarter of 2003 were cash flows from operations totaling ₱2,671 million and increase in customers' deposits amounting to ₱976 million. On the other hand, for the nine months ended September 30, 2003, the principal sources of cash were cash flows from operating activities totaling P1,233 million, proceeds from long-term loans totaling ₱389 million and increase in customer deposits

amounting P976 million among others. These funds were used primarily for capital expenditures, including capitalized interest, of ₱4,983 million and debt service payment for short-term debt and long-term debt of ₱1,567 million and ₱3,339 million, respectively.

Operating Activities

For the quarter ended September 30, 2004, net cash flows used in operating activities increased to ₱5,083 million compared to ₱2,671 million for the same period in 2003 due to the higher income and various adjustments before working capital changes.

Investing Activities

For the three months ended September 30, 2004 and 2003, net cash used in investing activities were (₱3,280) million and (₱908), respectively. Capital expenditures for the three months ended September 30 were ₱1,305 million in 2004 and ₱1,681 in same period of 2003, a decrease of 22.4% due to trimming down of budget brought about by the refund issue the Company is facing currently.

Financing Activities

Net cash used in financing activities for the quarter ended September 30, 2004 and 2003 were (₱2,439) million and (₱1,702) million respectively. Principal repayments on short-term and long-term loans as of the close of the three months ended September 30, 2004 totaled ₱2,384 million compared to ₱2,355 million in the same period of last year.

Debt Financing

For quarter ended September 30, 2004, long-term debt stood at ₱21,393 million as compared with ₱27,037 million for the same period in 2003. For the quarter ended September 30, 2004, Parent Company's repayments on long-term debts amounted to ₱414 million compared to ₱185 million for the same period in 2003.

Short-term and long-term debt as of September 2004 totaled ₱26,670 million, a decrease of ₱6,083 million, or 18.6%, from ₱32,753 million at the end of September 2003.

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows: (See Note 15 of Notes to Financial Statements)

Period	Amount in Original Currency					Total Peso Equivalent
	US Dollar	Japanese Yen	Euro	CHF	Philippine Peso	
				(in millions)		
Oct. 1 to December 31, 2004	$48	506	0.2	0.19	326	3,406
January 1 to December 31, 2005	77	1,011	0.5	0.39	1,815	6,808

January 1 to December 31, 2006	14	1,011	0.5	0.39	164	1,508
2007 thereafter	89	4,047	2.6	1.00	6	7,240
	228	6,575	3.8	1.97	2,311	P18,962

Comprehensive Liability Management Plan (CLMP)

On December 4, 2002, the Parent Company announced the creation of a special committee to oversee the formulation and execution of a sustained viability plan and program under the CLMP.

The Parent Company has short-term and long-term maturing in 2004 amounting to ₱12,954 million. It has various options for refinancing its maturing debts. Due financial constraints facing the Parent Company, short-term lenders have agreed to further extend payment of short-term loans due in October 18, 2004 for another 30 days and will consider further extensions until the Parent Company can complete its refinancing program in 2004.

On June 24, 2003, the Parent Company's stockholders approved the issuance of additional bonded indebtedness of up to US$600 million or its equivalent currencies. The Parent Company filed an application of similar nature with the ERC last September 5, 2003 which was provisionally approved by the ERC on January 9, 2004.

Contingent Liabilities and Off-Balance Sheet Financing

The company, Meralco Industrial Engineering Services Corporation, or MIESCOR, and Rockwell Land Corporation, or Rockwell, have contingent liabilities with respect to claims, lawsuits and taxes. The company's management, after consultations with outside counsel, believes that the final resolution of these claims, lawsuits and tax matters will not materially affect its financial position and results of operations. The company has no off-balance sheet financing.

(ii) Any events that will trigger direct or contingent financial obligation that is material to the company, including any default or acceleration of an obligation.

Covenants

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱84,848 million as of December 31, 2003, and ₱78,300 million as of December 31, 2002) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisitions of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. In addition, substantially all of the Parent Company's existing loan agreements contain cross default provisions which may render the outstanding loans due and demandable. For the years ended December 31, 2003 and 2002, the Parent Company did not comply with the minimum required return on net fixed assets of 8% required by two secured creditors. However, the Parent Company has received a waiver on noncompliance to this requirement from one of these secured creditors and has received notice from the other secured creditor that a waiver will be issued subject to certain conditions. In addition, for the years ended December 31, 2003 and 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company, however, continues to service the principal and interest payments at maturity dates and has not received any demand for payment nor have any of its existing creditors commenced default proceedings.

(iii) All material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the company with unconsolidated entities or other persons created during the reporting period.

- The company has contingent liabilities. These include a pending case under the Court of Appeals where certain consumers questioned the ERC decision in Case Nos. 2001-646 and 2001-900 wherein the company was granted an increase of ₱0.0865. The Court of Appeals rendered a decision unfavorable to the company. Meralco has filed a Motion for Reconsideration of the Court of Appeals decision. The Motion for Reconsideration remains pending to date. The effect of an adverse decision will result to a reversal of revenues estimated at a minimum of ₱2.65 billion as of September 2004.

(iv) Any material commitments for capital expenditures, the general purpose of such commitments, and the expected sources of funds for such expenditures should be described;

2004 Capital Expenditure Requirements

Electric Capital Projects: (in million Pesos)	
a. System Requirements	₱1,727
b. Customer Allocation	2,540
c. Miscellaneous Allocation	1,389
Non Electric Projects	9
Other Capitalized Items	85
Total Capex	**₱5,750**

To date, the company has met, and expected that it will continue to meet, its capital expenditure requirements primarily from cash flow from operations and long-term borrowings that are primarily foreign-currency denominated.

The company is required by the ERC to take necessary steps, including making necessary capital expenditures, to build and maintain its network so as to meet minimum performance and service requirements and in any event to make capital expenditures in each year at least equal to the amount of depreciation taken in the prior years. Most expenditures on transmission and substation projects, supervisory control and distribution automation, and distribution line projects are non-discretionary. The remaining capital expenditure is discretionary, which encompasses allocation projects, telecommunications projects and other non-electrical capital expenditure. If the actual peak demand is lower than the forecasted demand, a portion of the non-discretionary capital expenditure may become discretionary.

The Parent company has a tentative capital expenditure budget of ₱5,750 million for the year 2004. As of September 30, 2004, the balance stands at ₱1,878 million. Due to financial constraints brought about by the refund issue and the inability to restructure and or refinance maturing obligations, the budgeted amount could be trimmed down further to ₱5 billion. Meralco has to prioritize its projects to only those deemed urgent in this year's (2004) project line up. Funding of capital expenditures will be sourced primarily from internally generated cash flow, availments from existing credit lines and borrowings from local and foreign financial institutions.

The ₱5,750 million approved capital expenditure budget is geared to support projects on areas with large concentration of core customers, give priority to correction of normal deficiencies in the system, stretch loading limits of our facilities and initiate practical and cost-effective projects to correct system deficiencies.

Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations should be described.

Rate Applications with ERC

On October 10, 2003, the Parent Company filed an application at the ERC seeking to adjust Parent Company-related charges by an average ₱0.1358 per kWh. The Parent Company's rate application was based on (a) an independent appraisal of 2002 assets appraised at an exchange rate of ₱53.096:US$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in Parent Company-related charges of ₱0.12 per kWh, effective January 2004. Under the implementing rules and regulations of Electric Power Industry Reform Act (EPIRA), the ERC has up to one year from the issuance of the provisional approval within which to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. The respective memoranda of the parties were submitted to the SC on February 16, 2004. The status quo order remains until lifted by the SC.

Exchange Rates

Depreciation of the peso against foreign currencies, particularly the U.S. dollar, can affect the company's operating results and financial condition in a number of respects. While all the company's revenues are denominated in pesos, as of September 30, 2004, approximately 84% of the principal amount of the company's indebtedness, most of the company's capital expenditures, a substantial portion of the company's power purchase costs and interest expense and a small portion of the company's operation and maintenance expenses are denominated in, or indexed to, U.S. dollars, and can increase significantly in peso terms as a result of any substantial depreciation of the peso. The peso has experienced a significant decline against the U.S. dollar, depreciating from ₱26.376 : US$1.00 on September 30, 1997, to ₱56.28 : US$1.00 as of September 30, 2004.

Increases in power purchase costs that are indexed to the U.S. dollar will be recoverable under the GRAM, subject to ERC approval, as increased generation costs to the company. Adjustments approved pursuant to the ICERA mechanism will permit the company to recover increased expenses arising from peso depreciation insofar as they relate to increases in the company's foreign currency-denominated operation and maintenance expenses and principal payments on foreign currency-denominated debt. However, increases in foreign currency-denominated capital expenses and interest expense are not adjusted for under ICERA. Approval of adjustments to the company's basic distribution rates (which have been granted seven times since 1981) would be required to order to recover increased capital expenses through an increase in the company's rate base. Adjustments granted pursuant to the GRAM and the ICERA are deferred and amortized as amounts are recovered through adjustments in customers' billings. Foreign exchange losses from increases in interest expense on foreign currency denominated debt are reflected in the company's financial statements under "interest and other financial charges."

Following a period of significant peso depreciation, the consequences to the company could also include the following:

In peso terms, the amounts payable for debt service, capital and operation and maintenance expenditures for imported goods and services and any other expenses due in foreign currencies will increase, requiring additional funds to satisfy the company's payment obligations or budgeted capital and other spending. The company will ordinarily be required to make payment of such increased amounts prior to the time they can be recovered through any adjustment to the company's rates and pass-through costs.

The principal amount of, and interest expense on, the company's foreign currency-denominated debt will increase at relevant period-end dates for purposes of financial reporting and determination of compliance with the company's financial covenants. This increase can result in immediate adverse movements in measures such as total debt, debt-to-equity ratio, current ratio and interest or debt service coverage ratios and the company may encounter a significant time lag until it can reverse these adverse impacts through improved financial and operating performance.

The company will not be able to apply to the ERC for approval of adjustments under the ICERA more frequently than quarterly (except in extraordinary circumstances such as a sudden and severe depreciation of the peso). The ERC has 45 days to evaluate ICERA adjustment applications, after which they are deemed approved. Under some circumstances, however, the company could incur a delay of up to twelve months between the time ICERA-related costs are incurred and the time the adjustments are fully recovered from customers.

Any significant elements of income or loss that did not arise from the registrant's continuing operations;

There are no significant elements of income or loss not arising from continuing operations.

(vii) The causes for any material changes from period to period in one or more line items of the registrant's financial statements;

MATERIAL CHANGES ON THE LINE-BY-LINE ITEMS OF THE COMPANY'S CONSOLIDATED BALANCE SHEET

Non-current Assets

- Consolidated Utility Plant and Others at revalued amounts increased from ₱87,806 million in September 2003 to ₱89,968 million in September 2004 due to construction work in progress completed and capitalized during the period under review.

- Other Property and Equipment which is a Parent Company account, declined by 39.9 percent from ₱10,108 million in September 30, 2003 to ₱6,076 million in September 30, 2004, due mainly to the reduced capital expenditures and completed construction work in progress.

- Land held for future developments- at cost ,a Rockwell Land Corporation account, declined by minimal ₱157 million, from ₱990 million in September 2003 to ₱833 million in September 2004 due to the assignment of certain parcels of land as security for loans.

- Other non-current assets slightly increased from ₱22,345 million as of September 30, 2003 to ₱23,822 million in September 30, 2004, mainly due to increases in Fuel True Up from ₱6,708 million in September 2003 to ₱8,389 million in September 2004 and Prepaid Income Tax amounting to ₱1,056 million among others.

Current Assets

	Consolidated		
	2004	2003	% Change
Cash and cash investments	5,944	7,061	(15.8)
Receivables – net	23,620	22,022	7.3
Inventories	1,401	1,577	(11.2)
Deferred income tax asset	1,326	1,631	(18.7)
Other current assets	638	2,471	(74.2)
Total	32,929	34,762	(5.3)

- Cash and cash investments decreased as a result of the ongoing customers' refund from ₱7,061 million in September 2003 to ₱5,944 million in September 2004, or 15.8% decline.

- Consolidated Receivables net of allowance for doubtful accounts, slightly increased from ₱22,022 million in September 2003 to ₱23,620 million as of September 30, 2004 due to the increase in revenues.

- Consolidated inventories as of September 30, 2004 decreased from ₱1,577 million in September 2003 to ₱1,401 million, due to a slow down in capital expenditures mainly due to cash flow constraints brought about by the ongoing refund to customers.

- Deferred income tax asset also decreased, from ₱1,631 million in September 2003 to ₱1,326 million in September 2004 or 18.7%.

- Other current assets also declined, from ₱2,471 million in September 30, 2003 to ₱638 million in September 2004, or 74.2% due to the adjustment reflecting receivable from BIR amounting ₱1,126 million.

Stockholders' Equity

	Consolidated		
	2004	2003	% Change
Preferred stock	2,077	1,227	69.3
Common stock	10,074	9,993	0.8
Capital in excess of par value	2,943	2,979	(1.2)
Deposits on subscriptions to Preferreds	92	101	(8.9)
Subscription receivable, common	(97)	(26)	273.1
Revaluation increment in property	28,425	30,681	(7.4)
Appropriated retained earnings	200	0	100.0
Unappropriated retained earnings	5,441	(364)	1,594.8
Total	**49,155**	**44,591**	**10.2**

- Preferred Stock increased from ₱1,227 million in September 2003 to ₱2,077 million in September 2004 due to the increase in customers requiring the purchase of preferred shares to help finance electric projects.

- Common Stock also increased due the 12th Employee Stock Option Plan offered by the Parent Company to its employees during the first quarter of this year, from ₱9,993 million in September 2003 to ₱10,074 million in the same period this year.

- Deposits on subscriptions to Preferred stock , on the other hand, decreased due mainly to increased issuances, from ₱101 million in September 2003 to ₱92 million in September 2004.

- The subscriptions of the 12th Offering by employees of the Parent Company was the reason behind the 273.1% increased in Subscription receivable, Common.

- Appraisal increase in utility plant and others decreased by 7.4% from ₱30,681 million in September 2003 to ₱28,425 million in September 2004 as a result of the adjustments made and the transfer to realized revaluation surplus during the nine month period.

- Reflecting the Net Loss incurred in 2002 amounting to ₱28,181 million as a result of the recognition of an Extraordinary Loss due to the Customer Refund, the Parent Company's Unappropriated Retained Earnings(Deficit) for the nine months ended September 30, 2003 was (₱364) million. In 2003, the balance in the Appropriated retained earnings of ₱12,600 million was transferred to Unappropriated Retained Earnings to beef up the deficit. In addition, the Net Income earned in 2003 amounting to ₱907 million, including the first nine months of 2004 income amounting to ₱2,248 million, resulted to significant improvement in the Unappropriated Retained Earnings amounting to ₱5,441 million.

  Parent Company Retained Earnings was also adjusted upward for the reversal of self-insurance expenses. Accrual for self-insurance will no longer be done in compliance with International Accounting Standards.

Non-current Liabilities

	Consolidated		
	2004	2003	% Change
	(amounts in millions)		
Customers' refund non-current	18,689	23,563	(20.7)
Long-term debt net of current portion	12,153	19,793	(38.6)
Customers deposits	13,644	12,900	5.8
Liability arising from deferred fuel costs	8,389	4,544	84.6
Deferred income tax	1,883	4,748	(60.3)
Provisions	4,366	2,345	86.2
Estimated liability for project develop.	1,172	2,458	(52.3)
Other non-current liabilities	1,576	921	71.1
Total	**61,872**	**71,272**	**(13.2)**

- Customers Refund – non-current portion represents the balance of the customers refund not yet due within one year. As of September 30, 2004 this amounted to ₱18,689 million, lower than the September 30, 2003 balance of ₱23,563 million or 20.7%, due to the transfer of the amounts due within one year to the Customers Refund-current account.

- Long-term debt – net of current portion decreased by 38.6 percent due mainly to the transfer of the amounts due within one year, from ₱19,793 million in September 30, 2003 to ₱12,153 million in September 30, 2004. The bulk of the amount pertains to

the unsecured loans which are classified as current. (see notes to financial statements)

- Customers' deposits – non-current balance of the Parent Company as of September 30, 2004 is ₱13,644 million, 5.8 percent higher compared to the September 30, 2003 figure of ₱12,900 million. The 5.8% increment could be attributed to increase in customers for the period under review.

- Liability arising from deferred pass-through fuel costs increased from ₱4,544 million in September 2003 to ₱8,389 million in September 2004 due to additional costs incurred in 2003 amounting to USD 64 million.

- Deferred income tax , a parent company account, decreased from ₱4,748 million in September 2003 to ₱1,883 million in September 2004, or (60.3%) brought about by prior year's adjustment in connection with customers' refund.

- Provisions (formerly operating and other reserves) which is Parent Company account, amounted to ₱4,366 million as of September 30, 2004. Of this amount, ₱2,664 million pertains to the interest differential on meter and service deposits and ₱641 million pertains to provisions for various tax assessments and legal claims. In September 30, 2003, the balance amounted to ₱2,288 million for the interest differential on meter and service deposits.

Current Liabilities

	Consolidated		
	2004	2003	% Change
	(amounts in millions)		
Notes payable	5,277	5,716	(7.7)
Accounts payable & other current liab.	22,995	21,684	6.0
Customers' refund - current	3,269	5,001	(34.6)
Long-term debt current portion	9,240	7,244	27.6
Income tax payable	2,173	907	139.6
Total	**42,954**	**40,552**	**5.9**

- Consolidated Notes Payable declined by 7.7 percent, from ₱5,716 million as of September 30, 2003 to ₱5,277 million in September 30, 2004, due to the partial retirement of parent company's short-term loans.

- Accounts payable comprises mostly payables to big suppliers of Meralco, like Napocor and several Independent Power Producers. The 6.0% increased therefore could be attributed to increased sales for the period under review and some accrued expenses, from ₱21,684 million last year to ₱22,995 this year.

- Customers' refund – current decreased by 34.6%, from ₱5,001 million last year to ₱3,269 million as of September 2004 mainly due to the effort of the Parent Company to managed the scheduled three phases of the customers' refund implementation which started last year.

- Long-term debt –current portion increased from ₱7,244 million in September 30, 2003 to ₱9,240 million in as of September 30, 2004. This is due to the higher level of debt amortization scheduled within a one year period, particularly the unsecured portion of the loans.

- Income tax payable increased from ₱907 million in the first nine months of 2003 to ₱2,173 million in the same period under review due to higher income, both the parent and the subsidiaries.

(viii) Any seasonal aspects that had a material effect on the financial condition or results of operations.

A. Seasonality

The following table sets forth the company's quarterly sales in gWh.

	2004	2003	2002
		(in gWh)	
Quarterly Sales			
First Quarter	5,590	5,470	5,007
Second Quarter	6,437	6,116	5,948
Third Quarter	6,392	6,157	5,931
Fourth Quarter		6,091	5,936
Totals	18,419	23,834	22,822

The company's business evidences a degree of seasonality on both a quarterly and half-yearly basis. The second and particularly the third quarters are typically periods of greater electricity demand. The first, and to a lesser extent, the fourth quarters tend to be periods of comparatively reduced demand from the company's customers because of cooler temperatures and the reduction of production by industrial customers. Because there are usually significant reductions in demand during the first quarter, the revenues for the first six months of a year tend to be lower than for the second six months of a year. The company's industrial customers generally increase production during the third quarter and, accordingly, a higher proportion of the company's revenues are earned in the second half of the year.

The nature and amount of changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years, if those changes have a material effect in the current interim period.

The impact of the Supreme Court ruling with finality to rollback the **distribution rate** by 16.7 centavos per kilowatt-hour and the booked refund to customers from February 1994 to December 2002 amounting to ₱30.3 billion will greatly affect our cash flows and the Parent Company has no recourse but to scale down the budgeted capital expenditures for the year 2004 from ₱6.5 billion to approximately ₱5.75 billion. For Phases I to III of the Refund Implementation, as of September 30, 2004, 29.3% or ₱8.8 billion has been refunded either through application / credit to bills or outright cash refund while 2% or ₱647 million remains unclaimed for services with terminated contracts. The balance of said customers' refund, as of September 30, 2004, wherein the bulk is Phase IV amounts to ₱21.96 billion, including current portion amounting ₱3.3 billion. The Energy Regulatory Commission (ERC), in an order docketed last February 13, 2003, granted Parent Company's appeal to implement Phase III of the refund in 12 months instead of the six months the Commission earlier ordered.

Issuances, repurchases, and repayments of debt and equity securities;

Issuances = None
Repurchases = None

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

Period	U.S. Dollar	Amount in Original Currency Japanese Yen	Euro	CHF	Philippine Peso	Total Peso Equivalent
		(in millions)				
Oct 1 to December 31, 2004	48	Y506	0.2	0.19	326	P3,406
January 1 to December 31, 2005	77	1,011	0.5	0.39	1,815	6,808
January 1 to December 31, 2006	14	1,011	0.5	0.39	164	1,508
2007 thereafter	89	4,047	2.6	1.00	6	7,240
	228	6,575	3.8	1.97	2,311	18,962

Material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period:

1. **Refund Case (SC Decision on April 30, 2003)**

Filing of Phase IV

The proposed guidelines and procedures for Phase IV of the refund were filed with Energy Regulatory Commission (ERC) on September 3, 2004. Phase IV refund is for commercial and industrial customers including other non-residential and general service customers and is divided into two phases.

- Phase IV-A covers small commercial and industrial customers, flat streetlights and government hospitals and metered streetlights with contracted demand of less than 40 kW.

Refund mode is fixed monthly credit to bill starting January 2005 up to December 2007. The fixed amount, equivalent to the customer's gross refund amount (GRA) divided by 36, will be deducted from the customer's monthly bill for 36 months. This translates to an average of 40 centavos per kWh deduction in the customer's monthly bill for the duration of the refund. The refund coverage, gross refund kWh and GRA will be reflected in the customer's January 2005 bill. Refund for those with terminated contracts under Phase IV-A will start in November 2007. The refund mode is cash or check.

- Refund for Phase IV-B, or medium and up commercial and industrial customers and government hospitals and metered streetlights with contracted demand greater than or equal to 40 kW will begin in July 2005.

Original target was May 2005 but more time is needed to process the refund notes once approved by the ERC. The refund mode is fixed credit to bills, similar to that under Phase IV-A except that the duration is 63 months starting July 2005 and ending in September 2010. This translates to an average of 21 centavos per kWh deduction in the customer's monthly bill for 63 months.

Customers covered by Phase IV-B and not in arrears for 90 days or more will be given the option to receive non-interest bearing refund notes. The customer may encash the maturing portion (GRA divided by 21 quarters) of the refund note at the end of every quarter from Meralco's paying agent.

As of the end of August 2004, Meralco has already processed the refunds to a total of 4.72 million customers or 91 percent of those entitled to the refund.

Phase III refund is still ongoing and is scheduled to be completed by the end of this year.

Various Highlights of the Quarter Ended September 30, 2004

- The Energy Regulatory Commission (ERC) approved on August 20, 2004 a P0.1737/kWh adjustment in the generation charge effective the September billing cycle, bringing the generation charge cost from P3.3213/kWh to P3.4950/kWh in customers' September bills. The adjustment was not a Meralco increase.

- On September 3, 2004, Meralco submitted its proposed guidelines and procedures for Phase IV of the refund to the ERC, covering commercial and industrial customers including other non-residential and general service customers.

The effect of changes in the composition of the issuer during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructuring, and discontinuing operations; and,

No changes has been made during the interim period.

Changes in contingent liabilities or contingent assets since the last annual balance sheet date.

- The contingent liability for the Supreme Court Case on December 31, 2002 is now a liability. As of September 30, 2004, Customers' Refund – non-current amounts to ₱18.7 billion compared to the same period last year of ₱23.6 billion. On the other hand, Customers' Refund – current portion is down by 34.6 percent from ₱5.0 billion in September 30, 2003 to ₱3.3 billion as of September 30, 2004.

- The company has another contingent liability. These include a pending case under the Court of Appeals where certain consumers questioned the ERC decision in Case Nos. 2001 – 646 and 2001 – 900 wherein the company was granted an increase of P0.0865. The Court of Appeals rendered a decision unfavorable to the company. Meralco has filed a Motion for Reconsideration of the Court of Appeals decision. The Motion for Reconsideration remains pending to date. The effect of an adverse decision will result to a reversal of revenues estimated at a minimum of ₱2.65 billion as of September 2004.

Any material commitments for capital expenditures, the general purpose of such commitments and the expected sources of funds for such expenditures.

Capital expenditures of the Parent Company for the quarter decreased by 22.6% from ₱1.7 billion in 2003 to ₱1.3 billion in 2004. A total of 99.6 percent of capital expenditures in the third quarter of 2004 was attributed to the electric system and a minimal 0.4% was used for non-electric related capital expenditures.

On a consolidated basis, capital expenditures for the third quarter also decreased by 22.4% from ₱1,681 million in 2003 to ₱1,305 million in 2004. For the nine months ended September 30, 2004, capital expenditures on a consolidated basis decreased by 19.4%, from ₱4,983 million to ₱4,016 million, mainly due to financial constraints brought about by customers' refund per Supreme Court decision and the inability to restructure and or refinance maturing obligations.

In order to meet its future working capital and other capital requirements, the Company intends to continue to rely primarily upon net cash provided by operating activities and contend with meager resources due to financial problems brought about by the ongoing refund to customers.

A reduced budget of ₱5.75 billion from the original figure of ₱6.5 billion was allotted to finance this year's capital expenditures. With this very tight budget, Meralco has to prioritize its projects to only those deemed urgent in this year's project line-up and projects of lesser priority will have to be deferred for next year if the Company's financial condition improves.

Meralco's ability to incur long-term debt in the future is subject to a variety of uncertainties, including economic, political and other conditions in the Philippines. In addition, Meralco's ability to incur debt will also be affected by the Government's policies relating to foreign currency borrowings, the liquidity of the Philippine capital markets, Meralco's operating results and financial condition, and restrictions under its current debt agreements

Any significant elements of income or loss that did not arise from the issuer's continuing operations.

For the third quarter of 2004, the company operated under normal business conditions, except for the net effect of the Supreme Court's ruling with finality to rollback the Parent Company's "distribution rate" by 16.7 centavos per kWh up to May 2003 and the recognition of customer refunds amounting to approximately ₱30.3B, which greatly affect the company's financials.

Discussion of the Company's and its majority-owned subsidiaries top five (5) key performance indicators. It shall include a discussion of the manner by which the company calculates or identifies the indicators presented on a comparable basis.

KEY PERFORMANCE INDICATORS (CONSOLIDATED)

Profitability Ratios

1. **Net Profit Margin**
   Net Profit margin shall be used to measure the percentage of each peso of Distribution Utility sales that remain after all costs and expenses have been deducted. Net profit margin shall also be used to measure the productivity of the sales effort of a Distribution Utility.

   Net Profit margin shall be calculated as the ratio of the Net Profits After Taxes to Sales:

	Nine Months Ended Sep. 30	
	2004	**2003**
Net Profit after taxes	2,248	640
S a l e s (Revenues)	107,655	100,385
Ratio	**2.09%**	**0.64%**

Net Profit for the nine months ended September 30, 2004 increased tremendously with the Parent Company providing the big chunk, thereby increasing the Net Profit Margin from 0.64% in September 2003 to 2.09% in September 2004.

2. **Return on Assets (ROA)**
   Return on Assets (ROA) to measure the overall effectiveness of the Distribution Utility in generating profits with its available assets.

   Return on Assets (ROA) shall be calculated as the ratio of Net Profits after Taxes to Average Total Capital.

Net Profit After Taxes	2,248	640
Average Total Assets	157,975	153,262
Ratio	**1.42%**	**0.41%**

Sep 2004 Sep 2003 Sep2002

Total Assets	156,662	159,288	147,236
Average		**157,975**	**153,262**

The increase in net income of the Parent Company for the nine months ended September 30, 2004 has made the Return on Assets improved from a mere 0.41% in 2003 to 1.42% in 2004.

Efficiency Ratio

3. Sales to Assets Ratio

Sales (Revenues)	107,655	100,385

Average Total Assets	157,975	153,262
Ratio	**0.68**	**0.65**

The Sales-to-Assets Ratio shall measure the efficiency with which the Distribution Utility uses all its assets to generate sales. The Sales-to-Assets Ratio shall be calculated as the ratio of Sales to Average Total Assets. The Average Total Assets shall be determined using the average of the assets at the beginning and end of the period. The higher the Sales-to-Assets Ratio, the more efficiently the assets of the Distribution Utility have been used.

Increased sales is the main reason behind the improvement of Sales to Assets Ratio, from .65 in September 2004 to .65 in the same period of last year.

Liquidity Ratio

4. Quick Ratio

Quick ratio shall be used to measure the safety margin for the payment of current debt of the Distribution Utility if there is shrinkage in the value of cash and receivables. It measures the ease with which a Distribution Utility can pay its bills.

The Quick Ratio shall be calculated as the ratio of the sum of Cash, Marketable Securities and Receivables to the Current Liabilities.

Cash + Marketable Sec. + Receivables	29,564	29,083
--		
Current Liabilities	42,954	40,552

Ratio	**0.69**	**0.72**

Summary of accounts:	Sep 2004	Sep 2003
Cash	5,944	7,061
Marketable securities	0	0
Receivables-net	23,620	22,022
Total	29,564	29,083
Current Liabilities:		
Notes payable	5,277	5,716
Accounts payable & others	22,995	21,684
Customers' refund – current	3,269	5,001
Long-term debt – current	9,240	7,244
Income tax payable	2,173	907
Total	42,954	40,552

The company's quick ratio declined from 0.72 : 1 for 2003 compared to 0.69 : 1 this year, due mainly to higher level of long-term debt – current portion and partly on income tax payable and accounts payable.

Leverage Ratio

5. Debt Ratio

Debt ratio to measure the degree of indebtedness of the Distribution Utility and also used to measure the proportion of assets financed by creditors. The risk addressed by the Debt Ratio is the possibility that the Distribution Utility cannot pay off interest and principal.

The Debt Ratio shall be used as a measure of financial leverage for the Distribution Utility, and is calculated as the ratio of the Total Long Term Debt to Total Long-term Capital

Total Long-term Debt plus Equity	70,548	71,628

Total Long-term Capital (Equity)	49,155	44,591
Debt Ratio	**1.44**	**1.61**

The total long-term debt shall include long-term debt and the value of leases.

Long-term debt – net of current portion	12,153	19,793
Current portion of long-term debt	9,240	7,244
Total	21,393	27,037

Equity is the sum of outstanding capital stock, retained earnings, and revaluation increment in property.

Value of leases	0	0
Total stockholders equity	49,155	44,591
Total Long-term debt plus equity	**70,548**	**71,628**

Debt ratio improved due to partial retirement of long-term debt for the nine months period of 2004 compared to the same period last year. Likewise, stockholders' equity also improved due to higher net income brought about by improved sales growth.

Subsidiaries and Unconsolidated Investee Companies

In the Parent Company financial statements, subsidiaries, associates, and joint venture are accounted for under the equity method. In the consolidated financial statements, associates and joint venture with ownership of 50% and below are accounted for under the equity method

Listed hereunder are Meralco's five principal operating subsidiaries and unconsolidated investee companies as of September 30, 2004, together with certain information regarding such companies.

e-Meralco Ventures, Inc. aims to develop e-businesses that will provide its stakeholders with high value products and services. Focuses on various projects such as (a) fiber optic project and (b) E-procurement Strategic alliances and partnerships were forged with various telecommunication companies, international cable carriers and other service providers in the marketing of data services

EMVI's Financial Highlights:	Current Yr. YTD Sep '04	Previous Yr. YTD Sep '03	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 59	₱ 39	51
Gross Profit	24	13	85
Net Income/(Loss)	17	10	70
Total Assets	157	107	47
Total Liabilities	50	61	(18)
Total Stockholders' Equity	107	46	133

On a year-to-date basis, EMVI has accumulated net income of ₱17 million as of September 2004, an 85% increase over the September 2003 figure of P10 million.

Gross revenues also increased by 51% due mainly to Fiber Optics project and the recognition of revenues from Bayantel accounts as reconciliation and invoicing for some projects that were accounted for.

The increase in Total Assets pertain to equipment acquired for operational purposes and the increase in receivable due to increase in revenue.

The decrease in liabilities resulted from the decrease in Accounts Payable and Accrued Expenses.

The issuance of additional capital stock in November and December 2003 is the reason behind the increase in Stockholders' Equity amounting to ₱61 million and the balance was due to increase in retained earnings.

Meralco Industrial Engineering Services Corporation is an engineering, construction and consulting firm with expertise in the fields of power generation, transmission and distribution, water resources, transportation and telecommunication system.

Financial Highlights:	Current Yr. YTD Sep '04	Previous Yr. YTD Sep '03	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 535	₱ 321	67
Gross Profit	38	(27)	141
Net Income/(Loss)	17	4	325
Total Assets	916	912	-
Total Liabilities	762	773	(1)
Total Stockholders' Equity	154	139	11

The 67% increase in revenues was attributed to the improvements in the following business lines: Maintenance projects (12%); water lines 23% and Electro-mechanical Projects (45%).

The improvement in gross profit and net income could be attributed to the increase in revenues.

Total Assets is almost flat, and a mere ₱2 million increased which is attributable to the adjustments of some accounts.

The decrease in liabilities resulted from the decrease in Accounts Payable and Accrued Expenses including advances from contracts..

Stockholders' Equity slightly increased by 11% due to income achieved during the quarter.

Rockwell Land Corporation is a joint venture between Meralco, Benpres Holdings Corporation and First Philippine Holdings Corporation. Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities.

Financial Highlights:	Current Yr. YTD Sep '04	Previous Yr. YTD Sep '03	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱2,014	₱1,334	51
Gross Profit	396	277	43
Net Income	151	114	32
Total Assets	10,367	11,659	(11)
Total Liabilities	4,407	5,869	(25)
Total Stockholders' Equity	5,960	5,790	3

Revenues increased due mainly to the increase in sales more particularly, Residential Sales and the Manansala Sales Also in March 2004, there were six (6) Manansala Units sold as compared to only one unit sold in the previous month..

The improvement in gross profit and net income could be attributed to the increase in revenues.

Assets decreased by 11% as a result of the decrease in Investments and Property Plant.

The decreasing trend in Deposits and Other Liabilities, and Loans Payable caused the Total Liabilities to decrease brought about by the debt servicing of short-term loans and long-term quarterly payments.

As a result of the 32% increase in net income for the nine months ended September 2004 Stockholders' Equity slightly increased by a mere 3%.

Corporate Information Solutions, Inc. is a leading provider of information technology services and integrated business solutions, focusing on the functional areas that are critical to customers' business continuity, growth and profitability.

Financial Highlights:	Current Yr. YTD Sep '04	Previous Yr. YTD Sep '03	Percent Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱ 298	₱342	(13)
Gross Profit	47	23	104
Net Income/(Loss)	40	14	186
Total Assets	412	481	(14)
Total Liabilities	910	954	(5)
Total Stockholders' Equity	(498)	(473)	5

Revenues decreased due mainly to the decreased sales, more particularly from Payment Collection Systems (PCS) and Data Center segments, from ₱342 million in the first nine months of 2003 to ₱298 million in the same period this year.

There was an improvement in gross profit which could be attributed to the lower cost of contracts and services, from ₱23 million in the first nine months of 2003 to ₱47 million in the same period of 2004.

Total Assets decreased as a result of the adjustments from the 2002 audit particularly the Other Assets and Property, Plant & Equipment accounts.

Year-on-year decreases in liabilities include the following accounts: Due to Meralco/.Affiliate, Accounts Payable and Accrued expenses and advances from Subsidiaries and affiliates.

Stockholders' Equity slightly increased by 5% due to income achieved during the nine month period.

First Private Power Corporation (and subsidiary) was established in October 1992 to engage in power generation as an independent power producer. In 1993, FPPC incorporated Bauang Private Power Corporation (BPPC) after winning a tender sponsored by the National Power Corporation (NPC) to provide a generating plant under a 15-year BOT Agreement to BPPC.

(See also Notes to Financial Statements Nos. 3, 4, 7 and 8)

Financial Highlights:	Current Yr. YTD	Previous Yr. YTD	Percent

	Sep '04	Sep '03	Inc/Dec
	(Amounts in Millions)		
Gross revenue	₱2,197	₱2,119	4
Gross Profit	862	827	4
Net Income	349	419	(17)
Total Assets	7,984	8,873	(10)
Total Liabilities	2,638	3,096	(15)
Total Stockholders' Equity	5,346	5,777	(7)

FPPC's grosss revenues increased as a result of the increase in its Equity in Subsidiary, Bauang Private Power Corp. and the fixed Capacity and O&M Fees from National Power Corp.

FPPC is operating as a holding company thereby gross profit is the same as operating revenues and expenses are minimal resulting to similar net income.

Total Assets decreased by ten percent due to the decrease in Investment and Advances and other current assets.

Stockholders' Equity decreased due mainly to the payment of cash dividends in the last quarter of 2003.

US SEC 53
File No. 82-3237

MANILA ELECTRIC COMPANY

AGING OF CONSOLIDATED ACCOUNTS RECEIVABLE - TRADE

As of September 30, 2004

(In Million Pesos)

	Total	1-30 days	31-60 days	61-90 days	Over 90 days
Type of Accounts Receivable					
a) Trade Receivables					
Regular General Service					
Private	9,210	8,200	181	68	761
Government	353	229	33	20	71
General Power					
Private	8,924	7,741	246	34	903
Government	2,458	1,668	238	110	442
Flat / Streetlights					
Private	27	12	2	1	12
Government	311	119	25	13	154
Sub-total					
Private	18,161	15,953	429	103	1,676
Government	3,122	2,016	296	143	667
Others(Subsidiaries)	2,725	2,480	35	25	185
Gross Trade Receivables	24,008	20,449	760	271	2,528
Less: Allow. for Doubtful Accounts	1,480				1,480
Net Trade Receivables	22,528	20,449	760	271	1,048
b) Non-Trade Receivables					
Notes Receivable	41	0	0	0	41
Others	0	0	0	0	0
Total Non-Trade	41	0	0	0	41
NET RECEIVABLES (a+b)	**22,569**	**20,449**	**760**	**271**	**1,089**

2. Accounts Receivable Description

Type of Receivable

1) Trade Receivables

a) Regular General Service	Mostly residential customers	21 days
b) General Power	Combination of commercial and industrial customers	21 days
c) Flat / Streetlights	Mostly streetlights and hospitals	21 days
d) Others	Receivables of various subsidiaries	30 days

3. Normal Operating Cycle: (Receivables) **30 days**

MANILA ELECTRIC COMPANY
COMPUTATION OF RATIO OF UNAPPROPRIATED RETAINED EARNINGS OVER TOTAL PAID-IN CAPITAL
As of September 30, 2004 and 2003
(With comparative figures as of December 31, 2003)
(In Million Pesos, except ratio)

	Sep 2004	*Sep 2003*	Audited As of Dec 2003
Preferred stock	2,077	1,227	1,407
Common stock	10,074	9,993	9,993
Capital in excess of par value	2,944	2,979	2,895
Deposits on subscriptions to			
Preferred stock	92	101	101
Subscriptions receivable, common	(97)	(26)	(10)
TOTAL PAID-IN CAPITAL (a)	15,090	14,274	14,386
UNAPPROPRIATED RETAINED EARNINGS (b)	5,441	(364)	2,951
RATIO (b / a)	**36.1%**	**(2.6%)**	**20.5%**

Note:
Section 43 of the Corporation Code states that "*Stock corporations are prohibited from retaining surplus profits in excess of one hundred (100%) percent of their paid-in capital stock.*"

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

Parent Company Financial Statements
For the Three Months Ended September 30, 2004 and 2003

Parent Company Financial Statements
For the Nine Months Ended September 30, 2004 and 2003

Consolidated Financial Statements
For the Nine Months Ended September 30, 2004, 2003 and
For the Year Ended December 31, 2003

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

BALANCE SHEETS

	Non-consolidated Sep 2004	Consolidated Sep 2004	Consolidated and Audited Dec 2003
		(Amounts in Millions)	
ASSETS			
Noncurrent Assets			
Utility plant and others at revalued amounts (Notes 5 and 15)	₱85,711	₱89,968	₱86,357
Construction in progress (Note 6)	5,894	6,076	6,677
Investments - at equity (Note 7)	4,254	3,034	2,656
Investments - at cost (Note 8)			444
Investments in real properties (Notes 8 and 15)			4,001
Land held for future development (Notes 4 and 15)	–	833	973
Other noncurrent assets (Notes 9 and 23)	23,326	23,822	22,809
Total Noncurrent Assets	119,185	123,733	123,917
Current Assets			
Cash and cash equivalents (Note 10)	5,422	5,944	5,320
Receivables (Notes 9, 11, 15 and 20)	20,810	23,620	23,802
Inventories (Note 12)	1,131	1,401	1,202
Deferred income tax assets (Note 23)	1,326	1,326	1,367
Other current assets (Notes 13 and 23)	392	638	468
Total Current Assets	29,081	32,929	32,159
TOTAL ASSETS	₱148,266	₱156,662	₱156,076
STOCKHOLDERS' EQUITY AND LIABILITIES			
Stockholders' Equity			
Preferred stock (Note 14)	₱2,077	₱2,077	₱1,407
Common stock (Note 14)	10,074	10,074	9,993
Capital in excess of par value (Note 14)	2,943	2,943	2,895
Subscriptions receivable - common stock (Note 14)	(97)	(97)	(10)
Deposits on subscriptions to preferred stock	92	92	101
Appraisal increase in utility plant and others (Note 5)	26,765	26,765	27,445
Share in revaluation increment of subsidiaries and an associate (Notes 5 and 7)	1,695	1,695	1,455
Share in cumulative translation adjustment (Note 7)	(35)	(35)	(35)
Unappropriated retained earnings (deficit) (Notes 7, 14 and 15)	5,441	5,441	2,951
Appropriated retained earnings (Note 14)	200	200	-
Total Stockholders' Equity	49,155	49,155	46,202

(Forward)

	Non-consolidated	Consolidated	And Audited
	Sep 2004	Sep 2004	Dec 2003
		(Amounts in Millions)	
Minority Interest	**₱–**	**₱2,681**	₱2,848
Noncurrent Liabilities			
Customers' refund - noncurrent portion (Note 1)	**18,689**	**18,689**	18,689
Long-term debt-net of current portion (Notes 5, 15, and 25)	**9,722**	**12,153**	2,350
Customers' deposits (Notes 17 and 18)	**13,644**	**13,644**	13,255
Liability arising from deferred fuel costs(Note 9)	**8,389**	**8,389**	8,286
Deferred income tax liabilities (Note 23)	**1,883**	**1,883**	3,065
Provisions (Notes 18 and 19)	**4,366**	**4,366**	2,870
Estimated liability for project development (Note 27)	**-**	**1,172**	1,630
Other non-current liabilities (Note 9)	**1,349**	**1,576**	1,079
Total Non-current Liabilities	**58,042**	**61,872**	51,224
Current Liabilities			
Notes payable (Note 16)	4,842	5,277	5,816
Accounts payable and other current liabilities (Notes 4, 17, 18, and 27)	**21,575**	**22,995**	20,136
Customers' refund – current portion (Note 1)	**3,269**	**3,269**	6,919
Long-term debt – current portion (Notes 5, 15 , and25)	**9,240**	**9,240**	8,776
Long-term debt classified as current (Notes 5, 15, and 25)	**-**	**-**	14,155
Income tax payable	**2,143**	**2,173**	-
Total Current Liabilities	**41,069**	**42,954**	55,802
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	**₱148,266**	**₱156,662**	₱156,076

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	Three Months Ended September 30			
	2004	2003	**2004**	2003
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Notes 1 and 21)	**₱36,535**	₱33,131	**₱37,518**	₱33,561
OPERATING EXPENSES				
Recoverable purchased power (Notes 20 and 27)	**30,365**	27,559	**30,366**	27,559
Operations and maintenance (Notes 20, 22 and 24)	**2,521**	2,361	**2,574**	2,220
Depreciation and amortization (Notes 9 and 22)	**1,104**	958	**1,154**	1,022
Taxes other than income tax (Note 23)	**197**	85	**199**	87
Cost of contracts and services (Note 22)	–	–	**232**	136
Cost of real estate	–	–	**456**	253
	34,187	30,963	**34,981**	31,277
OPERATING INCOME	2,348	2,168	2,537	2,284
OTHER INCOME (CHARGES)				
Interest and other charges – net (Notes 9, 18, 22 and 25)	(659)	(832)	(741)	(911)
Unrecoverable purchased power (Notes 20 and 27)	**(540)**	(414)	**(539)**	(414)
Equity in net earnings (losses) of investees (Note 7)	**160**	169	**126**	154
Provision for probable losses on disallowed receivables (Notes 9 and 22)	**(109)**	(260)	**(109)**	(260)
	(1,148)	(1,337)	**(1,263)**	(1,431)
INCOME FROM ORDINARY ACTIVITIES BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY LOSS	**1,200**	831	**1,274**	853
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 1, 23 and 30)				
Current	**(755)**	(205)	**(812)**	(191)
Deferred	**387**	(52)	**403**	(48)
	(368)	(257)	**(409)**	(239)
INCOME FROM ORDINARY ACTIVITIES BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS	**832**	574	**865**	614
MINORITY INTEREST	–	–	**(33)**	(40)
INCOME FROM ORDINARY ACTIVITIES	**832**	574	**832**	574
EXTRAORDINARY LOSS [Notes 1(d) and 23]	–	-	–	-
NET INCOME (LOSS) (Note 28)	**₱832**	₱574	**₱832**	₱574
Basic Earnings (Loss) Per Common Share (Note 28)				
On income from ordinary activities				
Including depreciation on appraisal increase	**₱1.073**	₱0.375	**₱1.073**	₱0.375
Excluding depreciation on appraisal increase	**1.217**	0.448	**1.217**	0.448
On net income				
Including depreciation on appraisal increase	**1.073**	0.375	**1.073**	0.375
Excluding depreciation on appraisal increase	**1.217**	0.448	**1.217**	0.448
Diluted Earnings Per Common Share (Note 28)				
On net income				
Including depreciation on appraisal increase	**P1.070**	P0.375	**P1.070**	P0.375
Excluding depreciation on appraisal increase	**1.214**	0.448	**1.214**	0.448

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated	
	Nine Months Ended September 30			
	2004	2003	**2004**	2003
	(Amounts in Millions, Except Per Share Data)			
REVENUES (Notes 1 and 21)	**₱104,942**	₱98,553	**₱107,655**	₱100,385
OPERATING EXPENSES				
Recoverable purchased power (Notes 20 and 27)	**86,468**	82,011	**86,468**	82,011
Operations and maintenance (Notes 20, 22 and 24)	**7,385**	6,783	**7,500**	6,885
Depreciation and amortization (Notes 9 and 22)	**3,513**	3,214	**3,670**	3,396
Taxes other than income tax (Note 23)	**493**	1,445	**500**	1,450
Cost of contracts and services (Note 22)	**–**	–	**686**	541
Cost of real estate	**–**	–	**1,240**	715
	97,859	93,453	**100,064**	94,998
OPERATING INCOME	7,083	5,100	7,591	5,387
OTHER INCOME (CHARGES)				
Interest and other charges – net (Notes 9, 18, 22 and 25)	**(1,720)**	(2,370)	**(1,901)**	(2,567)
Unrecoverable purchased power (Notes 20 and 27)	**(2,229)**	(1,617)	**(2,228)**	(1,617)
Equity in net earnings (losses) of investees (Note 7)	**442**	369	**308**	355
Recovery of (provision for) probable losses on disallowed receivables (Notes 9 and 22)	**(329)**	(570)	**(328)**	(570)
	(3,836)	(4,188)	**(4,149)**	(4,399)
INCOME FROM ORDINARY ACTIVITIES BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY LOSS	3,247	912	3,442	988
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 1, 23 and 30)				
Current	**(2,143)**	(885)	**(2,244)**	(890)
Deferred	**1,144**	613	**1,144**	613
	(999)	(272)	**(1,100)**	(277)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS	**2,248**	640	**2,342**	711
MINORITY INTEREST	**–**	–	**(94)**	(71)
INCOME FROM ORDINARY ACTIVITIES	**2,248**	640	**2,248**	640
EXTRAORDINARY LOSS [Notes 1(d) and 23]	**–**	-	**–**	-
NET INCOME (Note 28)	**₱2,248**	₱640	**₱2,248**	₱640
Basic Earnings Per Common Share (Note 28)				
On income from ordinary activities				
Including depreciation on appraisal increase	**₱1.417**	₱0.032	**₱1.417**	₱0.032
Excluding depreciation on appraisal increase	**1.716**	0.308	**1.716**	0.308
On net income				
Including depreciation on appraisal increase	**1.417**	0.032	**1.417**	0.032
Excluding depreciation on appraisal increase	**1.716**	0.308	**1.716**	0.308
Diluted Earnings Per Common Share (Note 28)				
On net income				
Including depreciation on appraisal increase	**P1.413**	P0.032	**P1.413**	P0.032
Excluding depreciation on appraisal increase	**1.712**	0.308	**1.712**	0.308

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

PARENT COMPANY AND CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Sep 2004	Sep 2003
	(Amounts in Millions)	
PREFERRED STOCK (Note 14)		
Balance at beginning of year	**₱1,407**	₱837
Issuance of shares	**1,033**	530
Redemption of shares	**(363)**	(140)
Balance at end of year	**2,077**	1,227
COMMON STOCK (Note 14)		
Balance at beginning of year	**9,993**	9,993
Subscriptions	**81**	-
Balance at end of year	**10,074**	9,993
CAPITAL IN EXCESS OF PAR VALUE		
Balance at beginning of year	**2,895**	2,974
Increase(Decrease) in subscription on repurchase option (Note 14)	**48**	5
Balance at end of year	**2,943**	2,979
SUBSCRIPTIONS RECEIVABLE – COMMON STOCK (Note 14)		
Balance at beginning of year	**(10)**	(58)
Reclassified to (from) current receivables	**(87)**	
Cancelled subscriptions		32
Balance at end of year	**(97)**	(26)
DEPOSITS ON SUBSCRIPTIONS TO PREFERRED STOCK		
Balance at beginning of year	**101**	150
Additional deposits on subscriptions	**1,024**	481
Issuance of shares	**(1,033)**	(530)
Cancelled subscriptions	**-**	–
Balance at end of year	**92**	101
APPRAISAL INCREASE IN UTILITY PLANT AND OTHERS (Note 5)		
Balance at beginning of year	**27,445**	26,140
Additions/(adjustments)	**(240)**	3,212
Revaluation increment of disposed utility plant & others	**-**	(161)
Depreciation on appraisal increase transferred to unappropriated retained earnings	**(440)**	(472)
Balance at end of year	**26,765**	28,719
SHARE IN REVALUATION INCREMENT OF SUBSIDIARIES AND AN ASSOCIATE (Notes 5 and 7)		
Balance at beginning of year	1,455	1,716
Additions	240	246
Depreciation on share in revaluation increment transferred to unappropriated retained earnings	-	–
Balance at end of year	1,695	1,962
SHARE IN CUMULATIVE TRANSLATION ADJUSTMENT OF AN ASSOCIATE (Note 7)		
Balance at beginning of year	(35)	–
Translation adjustment during the year	-	–
Balance at end of year	(35)	–

(Forward)

	Sep 2004	Sep 2003
	(Amounts in Millions)	
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT) (Notes 7, 14 and 15)		
Balance at beginning of year, as previously reported	**₱2,951**	₱14,255
Prior period adjustments arising from customers' refund (Note 1)	**-**	(28,291)
Change in accounting for provisions and intangible assets (see Note 2)	**-**	0
Balance at beginning of year, as restated	**2,951**	(14,036)
Net income (loss)	**2,248**	640
Depreciation on appraisal increase in utility plant and others	**442**	472
Depreciation on share in revaluation increment of subsidiaries and an associate	**-**	–
Revaluation increment of disposed utility plant and others		
Cash dividend on preferred stock – 2% for the year 2003	**-**	(40)
Transfers from (to) appropriated retained earnings	**(200)**	12,600
Balance at end of year	**5,441**	(364)
APPROPRIATED RETAINED EARNINGS (Note 14)		
Balance at beginning of year	**-**	12,600
Transfers from (to) unappropriated retained earnings	**200**	(12,600)
Balance at end of year	**200**	0
	₱49,155	₱44,591

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated	
	Three Months Ended September 30			
	2004	2003	**2004**	2003
	(Amounts in Millions)			
CASH FLOWS FROM OPERATING ACTIVITIES				
Income before income tax, minority interest and extraordinary loss	**₱1,200**	₱831	**1,274**	₱853
Adjustments for:				
Depreciation and amortization	**1,104**	958	**1,154**	1,022
Interest expense on loans and financial charges	**509**	711	**590**	790
Franchise tax expense	**197**	85	**199**	87
Interest expense on customers' deposits	**299**	240	**299**	240
Interest and dividend income	**(148)**	(119)	**(148)**	(119)
Provision for doubtful accounts	**-**	111	**18**	120
Equity in net (earnings) losses of investees	**(160)**	(169)	**(126)**	(154)
Minority interest	**–**	-	**33**	40
Disallowed recoveries	**109**	260	**109**	260
Other provisions	**280**	(1,875)	**608**	(2,538)
Operating income before working capital changes	**3,390**	1,033	**4,010**	601
Changes in operating assets and liabilities:				
Decrease(increase) in:				
Receivables	**1,049**	1,324	**1,137**	1,287
Inventories	**(101)**	(60)	**(30)**	62
Deferred income tax asset	**13**	(45)	**14**	(292)
Other current assets	**(29)**	268	**16**	27
Increase (decrease)in:				
Accounts payable and other current liabilities	**810**	948	**1,088**	3,148
Other non-current liabilities/refund-non-current	**1,508**	1,660	**1,117**	(67)
Customer's refund – current	**(1,099)**	(1,133)	**(1,099)**	(1,133)
Net cash generated from operations	**5,541**	3,995	**6,253**	3,633
Franchise tax paid	**(979)**	(879)	**(979)**	(879)
Interest paid	**(298)**	(199)	**(339)**	(201)
Income tax paid	**0**	(1)	**0**	(1)
Interest and dividend received	**148**	119	**148**	119
Net cash provided by operating activities	**4,412**	3,035	**5,083**	2,671

(Forward)

	Parent Company		Consolidated	
	Three- Months Ended September 30			
	2004	2003	**2004**	2003
	(Amounts in Millions)			
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to utility plant and others	**(₱1,283)**	(₱1,658)	**(₱1,305)**	(₱1,681)
Decrease (increase) in:				
Other receivables	**5**	216	**6**	653
Other non-current assets	**(985)**	(473)	**(1,006)**	(441)
Land held for future development	**–**	–	**0**	296
Increase(decrease) in estimated liability for project dev.			**(438)**	44
Increase(decrease) in investments and advances	**61**	172	**107**	(74)
Increase(decrease) in other property & equipment	**(562)**	295	**(644)**	295
Net cash used in investing activities	**(2,764)**	(1,448)	**(3,280)**	(908)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of:				
Notes payable	**(0)**	(0)	**0**	0
Long-term debt	**(414)**	(185)	**0**	0
Proceeds from:				
Notes payable	**0**	0	**(11)**	(3)
Long-term debt	**0**	0	**(413)**	(184)
Increase in customers' deposits	**280**	309	**280**	309
Dividends paid on preferred stock	**0**	(5)	**-**	(5)
Proceeds from issuance of and subscriptions to:				
Preferred stock	**395**	312	**395**	312
Common stock	**–**	-	**-**	-
Redemption of preferred stock	**(162)**	(98)	**(162)**	(98)
Increase (decrease) in minority interest	**–**	–	**33**	(73)
Net cash provided by (used in) financing activities	**99**	333	**122**	258
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**1,747**	1,920	**1,925**	2,021
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**3,675**	4,799	**4,019**	5,040
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱5,422**	₱6,719	**5,944**	₱7,061

See accompanying Notes to Financial Statements.

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated	
	Nine-Months Ended September 30			
	2004	2003	**2004**	2003
	(Amounts in Millions)			
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) before income tax, minority interest and extraordinary loss	**₱3,247**	₱912	**3,442**	₱988
Adjustments for:				
Depreciation and amortization	**3,513**	3,214	**3,670**	3,396
Interest expense on loans and financial charges	**1,420**	1,784	**1,638**	1,981
Other financial charges	**214**	188	**214**	188
Franchise tax expense	**493**	1,445	**500**	1,450
Interest expense on customers' deposits	**450**	720	**450**	720
Interest and dividend income	**(364)**	(322)	**(401)**	(322)
Provision for doubtful accounts	**0**	331	**18**	331
Equity in net (earnings) losses of investees	**(442)**	(369)	**(308)**	(355)
Minority interest	**–**	-	**94**	71
Other provisions	**1,436**	430	**(2,431)**	(4,328)
Provision for (recovery of) probable losses on disallowed receivables	**328**	570	**328**	570
Operating income before working capital changes	**10,295**	8,903	**7,214**	4,690
Changes in operating assets and liabilities:				
Decrease (increase) in:				
Receivables	**275**	1,139	**(366)**	(966)
Inventories	**(139)**	1	**(199)**	(265)
Other current assets	**15**	(714)	**(170)**	(1,702)
Deferred income tax asset	**38**	416	**41**	418
Increase in:				
Accounts payable and other current liabilities	**5,654**	41	**9,040**	2,348
Other non-current liabilities/refund-non-current	**687**	4,698	**(3,094)**	2,551
Customer's refund - current	**(3,650)**	(1,133)	**(3,650)**	(1,133)
Net cash generated from operations	**13,175**	13,351	**8,816**	5,941
Franchise tax paid	**(2,985)**	(2,750)	**(2,985)**	(2,750)
Interest paid	**(1,657)**	(2,224)	**(1,710)**	(2,276)
Income tax paid	**(4)**	(4)	**(4)**	(4)
Interest and dividend received	**364**	322	**401**	322
Net cash provided by operating activities	**8,893**	8,695	**4,518**	1,233

(Forward)

	Parent Company		Consolidated	
	Nine- Months Ended September 30			
	2004	2003	**2004**	2003
	(Amounts in Millions, Except Per Share Data)			
CASH FLOWS FROM INVESTING ACTIVITIES				
Additions to utility plant and others	**(₱3,872)**	(₱4,767)	**(₱4,016)**	(₱4,983)
Decrease (increase) in:				
Other receivables	**75**	(477)	**530**	(69)
Other non-current assets	**(1,381)**	1,298	**(1,013)**	1,460
Land held for future development	**–**	–	**140**	664
Increase(decrease) in estimated liability for project development	**-**	-	**(458)**	2,458
Increase(decrease)in investments and advances	**(116)**	463	**4,067**	3,959
Increase (decrease) in other property and equipment	**294**	(1,495)	**601**	(1,389)
	-	-	**-**	-
Net cash used in investing activities	(5,000)	(4,978)	(149)	2,100
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayments of:				
Notes payable	**(490)**	(1,567)	**(490)**	(1,567)
Long-term debt	**(4,236)**	(3,339)	**(4,236)**	(3,339)
Proceeds from:				
Notes payable	**0**	0	**-**	-
Long-term debt	**88**	389	**88**	389
Increase in customers' deposits	**389**	976	**389**	976
Dividends paid on preferred stock	**0**	(40)	**-**	(40)
Proceeds from issuance of and subscriptions to:				
Preferred stock	**1,033**	530	**1,033**	530
Common stock	**–**	-	**-**	-
Redemption of preferred stock	**(362)**	(140)	**(362)**	(140)
Increase (decrease) in minority interest	**–**	–	**(167)**	87
Net cash provided by (used in) financing activities	**(3,578)**	(3,191)	**(3,745)**	(3,104)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**315**	526	**624**	229
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,107	6,193	5,320	6,832
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱5,422**	₱6,719	5,944	₱7,061

See accompanying Notes to Financial Statements.

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1. Corporate Information

a. General

Manila Electric Company (the Parent Company) is incorporated in the Philippines. The Parent Company is involved in the distribution and supply of electricity covering 11 cities and municipalities in Metro Manila and in six provinces surrounding Metro Manila. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in the business of engineering, construction and consulting services, information systems and technology, real estate, and other electricity-related services. The number of employees of the Parent Company was 5,961 by the end of September 30, 2004, 5,872 by the end of September 30, 2003 and 5,849 by the end of December 31, 2003. On a consolidated basis, the number of employees was 6,582 by the end of September 30, 2004 and 6,611 by the end of September 2003. The registered office address of the Parent Company is Lopez Building, Ortigas Avenue, Pasig City, Metro Manila, Philippines.

b. Regulation

Prior to the enactment of Republic Act (RA) No. 9136, the "Electric Power Industry Reform Act of 2001," in 2001 (see Note 29), the Parent Company was subject to ratemaking regulation and regulatory policies of the Energy Regulatory Board (ERB). RA No. 9136 abolished the ERB and created in its place, the Energy Regulatory Commission (ERC).

c. Case with the Supreme Court (SC) on the Refund

On April 30, 2003, the Third Division of the SC denied the "Urgent Motion for Consideration" filed by the Parent Company, rendering its decision dated November 15, 2002 final and executory. The loss arising from the SC decision amounted to ₱28,728 million, which represents the amount of refund to its customers of ₱0.167 per kilowatt-hour for billing cycles from February 1994 to December 31, 2002. The Company's 2002 financial statements have been restated to reflect the loss arising the SC decision. Refunds covering the periods February 1994 to December 31, 2001, amounting to ₱23,817 million, net of tax effect for 1999 of ₱1,126 million (see Note 23), were accounted for as an extraordinary loss in the 2002 statement of income. Refunds covering the period January 1, 2002 to December 31, 2002, amounting to ₱3,785 million were reflected as a reversal of 2002 revenues. The related tax effect of P1,133 million is reflected as a reduction in the provision for income tax (see Note 23). The Company's revenues for the first five months of 2003 were adjusted to reflect a rollback of its distribution rates totaling approximately ₱1,595 million.

The Parent Company has reached an agreement with the ERC that the refund will be carried out in four phases, in such a way that would first satisfy the Parent Company's obligations to its more numerous, but smaller and, mainly residential, customers, who account for the Company's lower-income customers. Phase I, which involves refunds to residential and general service customers consuming 100 kilowatt-hours or less of electricity per month, was

approved by the ERC in June 2003. Phase II, which involves refunds to residential and general service customers consuming 101 to 300 kilowatt-hours per month, was approved by the ERC on July 11, 2003. The schedule for Phase III, which will involve refunds to residential and general service customers consuming more than 300 kilowatt-hours of electricity per month, was also similarly approved by the ERC in an Order issued on November 28, 2003. According to the Order, Phase III will commence in January 2004 and should be completed by June 2004. The Parent Company has filed a Motion for Reconsideration, petitioning the Commission to extend the duration of Phase III from six to twelve months. In an Order dated February 13, 2004, the ERC granted the Company's motion to extend the refund period for Phase III to twelve months. Meanwhile, refunds for Phase IVA, which will involve refunds to small commercial and industrial customers, flat streetlights and government hospitals and metered streetlights with contracted demand of less than 40kw are proposed to be paid over a period of approximately three years starting January 2005, while Phase IVA which covers medium and up commercial and industrial customers and government hospitals and metered streetlights with contracted demand greater than or equal to 40kw are proposed to be paid over a period of approximately five years starting July 2005 in order to minimize the financial burden imposed on the Parent Company. The proposal for Phase IV was filed on September 3, 2004 with ERC and still awaiting approval up to this writing.

As of September 30, 2004, the balance for each of the four phases follows:

Phase	Refund Amount	Cash Payments	Application against Billings	Balance
		(Amounts in Millions)		
I	₱2,170	₱383	₱1,446	₱341
II	4,559	583	3,671	305
III	4,905	187	2,095	2,623
IV	18,689	–	–	18,689
	₱30,323	₱1,153	₱7,212	₱21,958

Certain consumer groups have asked the ERC to clarify whether or not Meralco will be required to refund an additional ₱6,200 million to ₱6,800 million in interest on the excess charges the Parent Company had collected. The Parent Company has obtained an external legal opinion interpreting the SC Decision not requiring the Parent Company to pay interest. Furthermore, Phases I, II and III of the refunds were approved by the ERC without provisions for the payment of interest on the refund amount.

d. Rate Applications with ERC

On October 10, 2003, the Parent Company filed an application at the ERC seeking to adjust Meralco-related charges by an average ₱0.1358 per kwh. The Parent Company's rate application was based on (a) an independent appraisal of 2002 assets appraised at an exchange rate of ₱53.096:$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in Meralco-related charges of ₱0.12 per kilowatt-hour, effective January 2004. Under the implementing rules and regulations of EPIRA, the ERC has, up to one year from the issuance of the

provisional approval, to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 23, 2003 provisional increase granted by the ERC to the Parent Company. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. The respective memoranda of the parties were submitted to the SC on February 16, 2004. The status quo order remains until lifted by the SC.

e. Comprehensive Liability Management Plan (CLMP)

On December 4, 2002, the Parent Company announced the creation of a special committee to oversee the formulation and execution of a sustained viability plan and program under the Comprehensive Liability Management Plan (CLMP). Total short-term and long-term debt maturing in 2004 amount to ₱12,954 million. The Parent Company has various options for refinancing its maturing debts. The Parent Company's short-term lenders have agreed to further extend the short-term loans due in June 2004 for another 60 days and will consider further extensions until the Parent Company can complete its refinancing program this year. On June 24, 2003, the stockholders approved the issuance of additional bonded indebtedness up to US$600 million or its equivalent currencies. The issuance of additional bonded indebtedness was provisionally approved by the ERC on September 5, 2003.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the financial statements of the Parent Company and its subsidiaries (collectively referred to as the "Company") are as follows:

Basis of Preparation
The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the Philippines under the historical cost basis, except for utility plant and others carried at revalued amounts.

Adoption of New Statement of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS)

The Company adopted the following SFAS/IAS which became effective in 2003:

- SFAS 10/IAS 10, "Events After the Balance Sheet Date," prescribes the accounting policies and disclosures related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally the date of authorization for release of the financial statements.

- SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. The new standard requires that a provision should be recognized when

(a) an enterprise has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations; and (c) a reliable estimate can be made of the amount of the obligation. Following the new recognition criteria, the Company reversed provision for self-insurance on properties not covered by insurance policies. The change in accounting policy has been accounted for retroactively and the comparative financial statements for 2002 and 2001 have been restated. The change increased (decreased) net income for 2003, 2002 and 2001 by (₱1 million), ₱243 million and ₱39 million, respectively. Unappropriated retained earnings as of January 1, 2001 has been increased by ₱376 million, which is the amount of adjustment prior to 2001.

- SFAS 38/IAS 38, "Intangible Assets," establishes the criteria for the recognition and measurement of intangible assets. It also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Accordingly, the Company changed its method of accounting for pre-operating expenses by charging to expense the unamortized portion of preoperating expenses. Previously, such expenses were deferred and amortized. The change in accounting policy has been accounted for retroactively and the comparative statements for 2002 and 2001 have been restated. The change increased (decreased) net income for 2002 and 2001 by ₱60 million and (₱167 million), respectively.

- SFAS 8A, "Deferred Foreign Exchange Differences," which eliminates the deferral of foreign exchange losses arising from long-term monetary items. The adoption of SFAS 8A in 2003 did not have an effect on the Parent Company's financial position, results of operations and cash flows since the then ERB has allowed the Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERA II [Incremental Currency Exchange Rate Adjustment (ICERA) under the unbundled rate structure].

<u>New Accounting Standards Effective Subsequent to 2003</u>
The Accounting Standards Council has approved the following accounting standards, which will be effective subsequent to 2003:

- SFAS 12/IAS 12, "Income Taxes," prescribes the accounting treatment for current and deferred income taxes. The standard requires the use of the balance sheet liability method in accounting for deferred income taxes. It requires the recognition of a deferred tax liability and, subject to certain conditions, asset for all temporary differences, with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations. The Company will adopt SFAS 12/IAS 12 in 2004. The Company has not yet determined the financial impact of the adoption of the standard.

- SFAS 17/IAS 17, "Leases," which prescribes the accounting policies and disclosures to apply to finance and operating leases. The Company will adopt SFAS 17/IAS 17 in 2004. The Company has not yet determined the financial impact of the adoption of the standard.

- SFAS 26/IAS 26, "Retirement Benefit Plans," which prescribes the accounting policies for pensions and other similar post-employment benefits. The Company will adopt

SFAS 26/IAS 26 in 2004. The Company has not yet determined the financial impact of the adoption of the standard.

- SFAS 21/IAS 21, "Changes in Foreign Exchange Rates," which provides restrictive conditions for the capitalization of foreign exchange losses. The Company will adopt SFAS 21/IAS 21 in 2005. Similar to the adoption of SFAS 8A in 2003 as discussed above, management does not believe the effect of adoption will be material.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Parent Company and the following directly-owned subsidiaries as of December 31 of each year:

	Country of Incorporation	Principal Activities	Percentage of Ownership		
			Sep'04	Sep'03	Dec2003
Meralco Energy, Inc.	Philippines	Energy Systems Management	**100**	100	100
e-Meralco Ventures, Inc.	Philippines	e-Business Development	**100**	100	100
Asian Center for Energy Management	Philippines	Research &Development	**100**	100	100
Meralco Financial Services Corporation	Philippines	Financial Services Provider	**100**	100	100
Meralco Industrial Engineering Services Corporation (MIESCOR)	Philippines	Engineering, Construction and Consulting Services	**97**	97	97
Batangas Cogeneration Corporation (Batangas Cogen)	Philippines	Power Generation	**55***	55	55
CIS	Philippines	Systems Development	**51**	51	51
Rockwell	Philippines	Real Estate	**51**	51	51

* *In 2004, the Parent Company's ownership has been reduced to 38%.*
Accordingly, the Company will deconsolidate the financial statements of Batangas Cogen in 2004.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is relinquished and transferred out of the Company.

Parent company and consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the interests not held by the Parent Company in Meralco Industrial Engineering Services Corporation (MIESCOR) and its subsidiary MIESCOR Builders, Inc., Batangas Cogeneration Corporation, Corporate Information Solutions, Inc. (CIS) and Rockwell Land Corporation (Rockwell).

Investments in subsidiaries are accounted for under the equity method in the parent company financial statements.

Investments in Associates

The Parent Company's investments in associates where the Parent Company owns 20% or has significant influence, are accounted for under the equity method of accounting in the parent company and consolidated financial statements. These are entities in which the Parent Company has significant influence and which are neither subsidiaries nor joint ventures. The investments in

associates are carried in the parent company and consolidated balance sheets at cost plus post-acquisition changes in the Parent Company's share in net assets of the associates, less any impairment in value. The parent company and consolidated statements of income reflect the Parent Company's share in the results of operations of the associates. Unrealized gains arising from transactions with its associates are eliminated, to the extent of the Parent Company's interest in the associates, against the investments in the associates. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture

The Parent Company's interest in Soluziona Philippines, Inc. (Soluziona), a joint venture, is accounted for using the equity method of accounting. The interest in joint venture is carried in the parent company and consolidated balance sheets at cost plus post-acquisition changes in the Parent Company's share of net assets of the joint venture, less any impairment in value. The parent company and consolidated statements of income reflect the Parent Company's share of the results of operations of the joint venture.

Investments in Real Properties

Investments in real properties represent land, building, structures and improvements of the mall and condominium units for lease of Rockwell. These are carried at cost (including borrowing costs) less accumulated depreciation and any impairment in value. Depreciation is computed on a straight-line basis over a 35-year period for the mall and a 20-year period for the condominium units for lease.

Other Investments

All other investments held on a long-term basis are valued at cost less any impairment in value and are included in "Investments - at cost" account.

Utility Plant and Others

Utility plant and others is stated at revalued amount less CERA recoveries, accumulated depreciation and any impairment loss. Independent property revaluations are performed periodically. The latest valuation as of December 31, 2002 was certified by a qualified independent appraiser.

The initial cost of utility plant and others comprise their purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of utility plant and others beyond their originally assessed standard of performance, the expenditures are capitalized as an additional cost of utility plant and others.

In prior years, a two-year lag exists in the recording of appraised values. For 2003, the lag is only one year. Due to the volume of assets involved, it is not possible to finalize the independent valuation and to record the results as of the financial statement date. For practical purposes, the Company has consistently adopted the lag in recording.

Additions of the Parent Company subsequent to the last appraisal date are stated at cost. The appraisal increase recorded by the Company is reduced by the amount being recovered through the

Currency Exchange Rate Adjustment (CERA II) Clause for Debt Service. Any increase in the Parent Company's utility plant's valuation is credited to the "Appraisal increase in utility plant and others" account. Any decrease is first offset against the increase on earlier valuation in respect of the same property and is thereafter charged to the current operating income. The depreciation on appraisal increase charged to operations is transferred to retained earnings or deficit.

Upon ERC's approval of the Company's new base exchange rate of ₱40.081, the Company is allowed to restate utility plant and others by the amount of the difference between the previous base exchange rate and the newly approved base exchange rate multiplied for each dollar identified in the utility plant and others which were acquired using the proceeds of the foreign currency assets-denominated loans.

When assets are sold or retired, their revalued amounts and accumulated depreciation and impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is included in the unconsolidated statements of income. Upon the disposal of revalued property, the relevant portion of the appraisal increase realized in respect of previous valuation is released from the appraisal increase directly to retained earnings or deficit. However, for certain subtransmission and distribution assets of the Company (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is debited for the same amount. For financial reporting purposes, the Parent Company computes depreciation based on the carrying values of the utility plant and others using the straight-line functional group method over the following estimated useful lives:

Sub-transmission and distribution	25-35 years
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	20 years
Building and improvements	40 years
Others	20 years

For income tax reporting purposes, depreciation of the Parent Company is computed based on the double-declining balance method.

Depreciation of the subsidiaries, except MIESCOR which uses sum-of-years' digits method for certain assets amounting to ₱81 million (included in the 2003 consolidated balance sheet), is computed using the straight-line method over the following estimated useful lives:

Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

The useful life and depreciation method are reviewed periodically to ensure that the period and method of depreciation are consistent with the expected pattern of economic benefits from items of utility plant and others.

Construction in Progress
Construction in progress which represents subtransmission and distribution substations and building under construction, is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction in progress is not depreciated until such time as the relevant assets are completed and put into operational use.

Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period.

Impairment of Assets
The carrying values of assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of assets is the greater of net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses, if any, are recognized as a charge to current operations, except for utility plant and others, which are recognized as a reduction in the appraisal increase and any excess as a charge to current operations.

Land Held for Future Development
Subdivided and unsubdivided land of Rockwell are stated at the lower of cost or net realizable value. Expenditures for development and improvements of subdivision land are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Intangible Assets
Intangible assets consist of software cost, consultancy fees and other development expenditures incurred in relation to the Parent Company's corporate-wide computerization program. These are measured initially at cost. After initial recognition, deferred charges are measured at cost less accumulated amortization. These are amortized on a straight-line basis over five years upon implementation of such projects.

Deferred Pass-through Fuel Cost
Deferred pass-through fuel cost are recorded based on actual billings for unconsumed gas determined at the end of the year.

Exchange rate differences arising on the restatement of deferred pass-through fuel costs are deferred and recognized as part of deferred pass-through fuel costs as these costs will be passed on to the customers as consumed.

Debt Issuance Costs
Debt issuance costs are deferred and amortized on a straight-line basis over the term of the long-term debt.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Receivables
Receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amount. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Inventories
Materials and supplies are valued at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to its present location and condition are determined on the basis of its moving average cost. Net realizable value is the current replacement cost.

Condominium units for sale of Rockwell are stated at the lower of cost or net realizable value. Cost includes the cost of the land, expenditures for the construction of the condominium units and borrowing costs during construction of the units. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Provisions
Starting on January 1, 2003, provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. In prior years, provisions for contingencies were accrued when it is probable that a liability had been incurred at balance she et date and the amount can be reasonably estimated. Otherwise, the loss contingency was disclosed.

Contingent Assets
Contingent assets arising from the tax refund discussed in Note 23 are not recognized unless the realization of income is virtually certain.

Revenue
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

- Parent Company

  Operating revenues are recognized upon supply of power to the customers. Prior to June 2003, the bills rendered monthly by the Company were computed according to rate schedules approved by the ERB in ERB Case Numbers 95-385, 97-18 and 2001-168. The bill format had the following components:

  - Basic Charge. This charge allowed the Company to recover its operating expenses and attain a reasonable return on its investment. Basic charge also includes fixed Purchased Power Adjustment (PPA) equivalent to a purchased power cost of ₱1.7845 per kilowatt-hour.

- CERA. CERA I and II covered the increases and decreases in the operations and maintenance expenses and foreign debt principal payments due to changes in the Philippine peso-US dollar exchange rate.

- PPA. This covered the increases and decreases in the cost of power bought from the Parent Company's power suppliers. It represents changes in the Company's purchased power cost beyond the base level of ₱1.7845 per kilowatt-hour incorporated in the Basic Charge.

In compliance with Section 36 of RA No. 9136, the Parent Company filed with the ERC last December 26, 2001 for the unbundling of its charges to its customers. The UFR on the rate unbundling released by the ERC on October 30, 2001 specified that the Parent Company's billing will have the following components: Generation Charge, Transmission Charge, System Loss Charge, Distribution Charge, Supply Charge, Metering Charge, the CERA and Interclass and Lifeline Subsidies. National and Local Franchise Taxes, the Power Act Reduction (for Residential Customers) and the Universal Charge are also separately indicated in the customer's billing statements. As discussed in Note 1(e), the ERC has issued its Decision on the Parent Company's rate unbundling application.

On February 24, 2003, the ERC issued an Order approving the Implementing Rules and Regulations (IRR) for the new Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA). The GRAM and ICERA are the mechanisms by which the Parent Company can reflect changes in the levels of the Generation Charge and the Currency Exchange Rate Adjustment (CERA). The levels of the Generation Charge and the CERA are fixed until such time that the Commission approves new levels for these following a filing by the Parent Company under the GRAM and the ICERA. These rate adjustment mechanisms still allow the Parent Company to pass on to its customers changes in generation costs and some of the effects of the peso depreciation. The cost recovery process, however, is no longer automatic, as the ERC's approval is required on a quarterly basis resulting in a lag between the time the costs are incurred and when they may be recovered. Accordingly, over or under recoveries in operating revenues at the end of the year is reversed or accrued.

- MIESCOR

Revenues from construction contracts are recognized on the percentage of completion method of accounting and are measured principally on the basis of the estimated completion of a physical portion of the contract work, which is determined based on the actual cost incurred in relation to the total estimated cost of the contract. Contracts to manage, supervise, or coordinate the construction activity of others and those contracts wherein the materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final

contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

- Rockwell

  - Revenue from sale of real estate is recognized when the significant risks and rewards of ownership of the property have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate, which include the sale of land and condominium units, are accounted for under the percentage of completion method where Rockwell has material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

    Cost of condominium units sold before completion of the project is determined based on actual cost and project estimates of building contractors and technical staff. The estimated future expenditures for development are pertaining to the cost of condominium units sold are shown as "Estimated liability for project development" account in the consolidated balance sheets.

    For income tax purposes, full revenue recognition is applied when at least 25% of the selling price has been collected in the year of sale, otherwise, the installment method is applied.

  - Revenue from cinema, bowling, billiards and snack bar is recognized upon receipt of cash from the customer.

  - Lease income from condominium units held for lease and mall operations are accounted for in accordance with the terms of the lease agreements.

- Interest income

  Revenue is recognized as the interest accrues.

Foreign Currency Transactions
Foreign currency transactions are recorded in Philippine peso by applying to the foreign currency amount the exchange rate between the Philippine peso and the foreign currency at the date of the transactions. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are generally recognized in the unconsolidated statements of income in the period in which they arise. Monetary assets and liabilities denominated in foreign currencies are restated using the closing exchange rate at the balance sheet date. However, foreign exchange gains or losses arising from the Company's restatement of foreign currency denominated loans to the current exchange rate are deferred and amortized (shown as part of "Interest and other charges" account in the statements of income) as amounts are recovered through corresponding adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Retirement Costs
The Company has funded, noncontributory defined benefit retirement plan for all permanent employees. In 2003, retirement costs are actuarially determined using the projected unit credit

method. This method reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average working lives of the covered employees. In prior years, retirement costs were actuarially determined using the entry age normal funding method.

Stock Ownership Plan
The Parent Company has a stock ownership plan for the granting of non-transferable options to management and employees of the Parent Company to purchase fixed number of shares of stock at a stated price during a specified period. When the grants are exercised, the capital stock transactions are recorded at the stated price.

Borrowing Costs
Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized.

Leases
Operating lease payments are recognized as expense based on the terms of the lease agreements.

Income Tax
Deferred income tax is provided using the balance sheet liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to (a) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; and (b) carryforward benefit of the net operating loss carryover (NOLCO) and the excess of minimum corporate income tax (MCIT) over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and in which NOLCO and MCIT are expected to be applied. A valuation allowance is provided when the deferred tax assets will not be realized in the future.

Prior to the SC decision discussed in Notes 1(d) and 30, the provision for income tax presented in the statements of income was segregated into utility and non-utility operations of the Parent Company. The 2002 and 2001 financial statements have been restated to give retroactive effect to the change in the presentation of provision for income tax.

Financial Instruments
The Parent Company uses various interest rate structures to manage interest rate risks and to obtain a more stable and predictable interest cost. These structures are generally entered into concurrent with the issuance of floating rate debts. Net amount paid to or received from counterparties under these interest rate structures are recorded as interest expense included under "Interest and other charges" in the statements of income in the period in which they accrue.

Current accounting practice does not require recognition of mark-to-market values of derivative instruments. Thus, such mark-to-market values are presented in the related notes to the unconsolidated financial statements for disclosure purposes only.

Subsequent Events
Subsequent events that provide evidence of conditions that existed at balance sheet date are reflected in the financial statements. Subsequent events that are indicative of conditions that arose after the balance sheet date are disclosed in the financial statements when material.

3. **Segment Information**

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

- The power distribution segment is involved in the distribution and supply of electricity covering franchise areas in the Luzon region.
- The real estate segment is involved in real estate development and leasing.
- The services segment comprises principally of engineering, construction and consulting services, and computer-related services.

Segment revenues, segment expenses and segment results include transfers between business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in consolidation.

Segment assets and results of the segments for 2002 and 2001 have been restated to reflect the effect of change in policy with respect to provisions and pre-operating expenses with SFAS 37/IAS 37 and SFAS 38/IAS 38 (see Note 2).

Business Segment Data

As of September 30, 2004 and 2003 (Unaudited) and as of Dec. 31, 2003 (audited)

	Power Distribution			Real Estate			Services			Eliminations			Consolidated		
	Sep-2004	Sep-2003	Dec 2003	**Sep-2004**	Sep-2003	Dec-2003	**Sep-2004**	Sep-2003	Dec-2003	**Sep-2004**	Sep-2003	Dec-2003	**Sep-2004**	Sep-2003	Dec-2003
							(Amounts in Millions)								
Revenues															
External sales	**₱104,942**	₱98,553	₱137,987	**₱2,014**	₱1,334	₱2,235	**₱699**	₱744	₱813				**107,655**	100,631	₱135,035
Inter-segment sales			32	–	–	–	**260**	-	208	**(260)**					
Total revenues	**104,942**	98,553	132,019	**2,014**	1,334	2,235	**959**	744	1,021	**(260)**		(₱240)	**107,655**	₱100,631	₱135,035
Results															
Segment results	**4,526**	2,913	4,061	**396**	277	303	**113**	12	132	–	–	–	**5,035**	3,202	4,4[illegible]
Extraordinary loss															
Interest and other charges – net													**(1,901)**	(2,542)	(3,229)
Equity in net earnings of investees													**308**	334	207
Minority interest													**(94)**	(71)	(62)
Provision for (benefit from) income tax													**(1,100)**	(274)	(505)
Net income (loss)													**2,248**	649	907
Other Information															
Segment assets	**144,012**	144,430	141,399	**10,367**	11,659	10,046	**1,601**	2,192	1,757	**(2,352)**	(7,819)	(1,229)	**153,628**	150,462	151,973
Deferred income tax assets															1,447
Investments – at equity	**4,254**	4,285								**(1,219)**	(994)		**3,035**	3,291	2,656
Consolidated total assets	**148,266**	148,715	141,399	**10,367**	11,659	10,046	**1,601**	2,192	1,757	**(3,571)**	(8,813)	(1,229)	**156,663**	153,753	156,076
Segment liabilities	**99,111**	104,124	97,519	**4,407**	5,868	4,321	**1,804**	1,939	2,324	**(495)**	(1,245)	(203)	**104,827**	110,686	103,961
Deferred income tax liabilities															3,065
Minority interest															
Consolidated total liabilities			97,519										**104,827**	110,686	107,[illegible]
Capital expenditures	**3,872**	4,767	6,435	**43**	51	24	**102**	165	395	-	-	–	**4,017**	4,983	6,[illegible]
Depreciation and amortization	**3,513**	3,214	4,305	**141**	134	207	**16**	41	58	–	–	6	**3,670**	3,385	4,576
Noncash expenses other than depreciation and amortization	**328**	901	896			7			193		–	–	**328**	901	[illegible]

Business Segment Data

For the **Quarter** Ended September 30, 2004 and 2003 (Unaudited)

	Power Distribution		Real Estate		Services		Elimination		Consolidated	
	Sep-2004	Sep-2003	**Sep-2004**	Sep-2003	**Sep-2004**	Sep-2003	**Sep-2004**	Sep-2003	**Sep-2004**	Sep-2003
					(Amounts in Millions)					
Revenues										
External sales	**₱36,535**	₱33,131	**₱742**	₱463	**₱232**	₱213			**37,509**	33,807
Inter-segment sales	-		–	–	**82**	-	**(82)**			
Total revenues	**36,535**	33,131	**742**	463	**324**	213	**(82)**		**37,509**	₱33,807
Results										
Segment results	**1,700**	1,494	**153**	100	**36**	17	–	–	**1,889**	1,611
Extraordinary loss										
Interest and other charges – net									**(741)**	(885)
Equity in net earnings of investees									**126**	133
Minority interest									**(33)**	(40)
Provision for (benefit from) income tax									**(409)**	(236)
Net income (loss)									**832**	583
Other Information										
Segment assets	**144,012**	144,430	**10,367**	11,659	**1,600**	2,192	**(2,352)**	(7,819)	**153,627**	150,462
Deferred income tax assets										
Investments – at equity	**4,254**	4,285					**(1,219)**	(994)	**3,035**	3,291
Consolidated total assets	**148,266**	148,715	**10,367**	11,659	**1,600**	2,192	**(3,571)**	(8,813)	**156,662**	153,753
Segment liabilities	**99,111**	104,124	**4,407**	5,868	**1,804**	1,939	**(495)**	(1,245)	**104,827**	110,686
Deferred income tax liabilities										
Minority interest										
Consolidated total liabilities									**104,826**	110,686
Capital expenditures	**1,283**	1,658	**13**	14	**10**	9	-	-	**1,306**	1,681
Depreciation and amortization	**1,104**	958	**46**	45	**5**	13	–	–	**1,155**	1,016
Noncash expenses other than depreciation and amortization	**109**	371						–	**109**	371

4. Supplemental Information on Rockwell

Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities. In May 2002, Rockwell commenced construction of its new condominium project – the "Manansala." The project broke ground in May 2002, with 93% market take up by yearend. Rockwell expects to turnover the "Manansala" units by December 2005. Total cash received from pre-selling activities of "Manansala" amounted to ₱389.4 million as of December 31, 2002 and is shown as part of "Accounts payable and other current liabilities – Deposits from pre-selling of condominium units" in the 2002 consolidated balance sheet (see Note 17).

Condensed financial information for Rockwell, before intercompany elimination, follows:

	Sep 2004	Sep 2003	Audited Dec 2003
		(Amounts in Millions)	
Cash and cash equivalents	**₱315**	₱122	₱60
Trade and other receivables – net	**2,335**	2,526	2,036
Property and equipment - net	**4,087**	4,230	4,013
Total assets	**10,367**	11,548	10,130
Long-term debt	**2,431**	5,755	2,209
Total liabilities	**4,407**	5,840	4,321
Total stockholders' equity	**5,960**	5,793	5,809
Revenues	**2,014**	1,240	2,332
Costs and expenses	**1,619**	980	2,202
Net income (loss)	**151**	92	130

5. Utility Plant and Others

	Parent Company		Consolidated & Audited
	Sep-2004	Sep-2003	Dec 2003
	(Amounts in Millions)		
At cost:			
Sub-transmission and distribution	**₱66,918**	₱59,520	**P63,095**
Others	**16,890**	16,616	**18,483**
	83,808	76,136	**81,578**
Less accumulated depreciation	**24,861**	21,560	**22,666**
	58,947	54,576	**58,912**
Appraisal increase:			
Sub-transmission and distribution	**22,730**	24,706	**24,119**
Others	**12,894**	13,140	**12,882**
	35,624	37,846	**37,001**
Less accumulated depreciation	**8,860**	9,558	**9,556**
	26,764	28,288	**27,445**
	₱85,711	₱82,864	**86,357**

A qualified independent appraiser performs valuations of utility plant and others of the Parent Company, subsidiaries and certain associates periodically, with the latest valuation as of December 31, 2002 for the Parent Company and subsidiaries and associates.

Substantially all of the Parent Company's utility plant (₱85,711 million as of September 30, 2004, and ₱82,864 million as of September 30, 2003 net of accumulated depreciation) are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders.

On January 27, 2003, the BOD of the Parent Company approved the conveyance of real properties of MML Development Center (MMLDC) in Antipolo City, as part of the Parent Company's contribution of its pension obligations to the Meralco Retirement Plan being held in trust by the Meralco Pension Fund (MPF). The net book value of the properties transferred amounted to ₱647 million and reduced the Parent Company's unfunded actuarial liability by the same amount (see Note 24). In addition, the Parent Company has donated properties located at the MMLDC with a net book value of ₱31 million to the MMLDC Foundation, Inc., the entity operating the Center.

A Memorandum of Agreement was executed between the Parent Company and the Meralco Pension Fund embodying the agreement to convey the real estate properties. A Deed of Assignment was already executed to effect the transfer of title and ownership to the MPF and the corresponding taxes due were paid to the government.

The movement of Parent Company's utility plant and others as of September 30, 2004 follows:

	Sub-transmission and Distribution	Others	Total
	(Amounts in Millions)		
Appraised values:			
Beginning	₱87,968	₱29,296	₱117,264
Transfers from CWIP	3,205	414	3,619
Disposals/retirements	(1,401)	(50)	(1,451)
Reclassification & others	(124)	124	0
Ending	89,648	29,784	119,432
Accumulated depreciation:			
Beginning	26,981	4,796	31,777
Charge for the year	2,128	597	2,725
Disposals/retirements	(1,401)	(50)	(1,451)
Other adjustments	581	89	670
Ending	28,289	5,432	33,721
Net book value – Sep 30, 2004	₱61,359	₱24,352	₱85,711
Net book value – Sep 30, 2003	57,653	25,211	₱82,864

6. **Construction in Progress**

	Parent Company Sep-2004	Consolidated Sep-2004	Consolidated & Audited Dec-2003
		(Amounts in Millions)	
Beginning	**₱5,332**	**₱6,677**	₱8,719
Additions	**1,405**	**2,416**	6,818
Transfers to utility plant and others	**(843)**	**(3,272)**	(9,629)
Reclassification from advance payment to suppliers and others	**-**	**-**	769
Ending	**₱5,894**	**₱5,821**	₱6,677

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution facilities. Borrowing costs capitalized amounted to ₱88 million, ₱89 million and ₱68 million for the nine months ended September 30, 2004 and 2003, and year ended December 2003, respectively.

7. **Investments at Equity**

The Company's subsidiaries, associates, and joint venture accounted for under the equity method follow:

	Percentage of Ownership				
	Parent Company		Consolidated		
	Sep-2004	Sep-2003	Sep-2004	Sep-2003	Dec-2003
Subsidiaries					
Meralco Energy, Inc.	**100**	100	–	–	–
e-Meralco Ventures, Inc.	**100**	100	–	–	–
Asian Center for Energy Management	**100**	100	–	–	–
Meralco Financial Services Corporation	**100**	100	–	–	–
MIESCOR	**97**	97	–	–	–
Batangas Cogeneration Corporation	**55***	55	–	–	–
CIS	**51**	51	–	–	–
Rockwell	**51**	51	–	–	–
Associates					
First Private Power Corporation and Subsidiary (FPPC)	**40**	40	40	40	40
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	**35**	35	35	35	35
Joint Venture					
Soluziona	**50**	50	50	50	50

* *In 2004, the Parent Company's ownership has been reduced to 38%. Accordingly, the Company will deconsolidate the financial statements of Batangas Cogen in 2004.*

The carrying values of investments in subsidiaries, associates and joint venture follow:

	Parent Company	Consolidated	Consolidated & Audited
	Sep 2004	Sep 2004	Dec 2003
		(Amounts in Millions)	
FPPC	**₱2,231**	**₱2,231**	₱2,262
Rockwell	**1,471**	–	–
GEPMICI	**86**	**86**	91
Others	**465**	**717**	303
	₱4,253	**₱3,034**	₱2,656

Undistributed accumulated equity in earnings of investees included in the Parent Company's unappropriated retained earnings amounted to ₱859 million and ₱727 million as of December 31, 2003 and 2002, respectively. These amounts are not currently available for distribution as dividends until declared as dividends by the subsidiaries and associates.

Condensed financial information for FPPC and GEPMICI follow:

	FPPC	GEPMICI	FPPC	GEPMICI	Audited FPPC	Audited GEPMICI
	Sep 2004		Sep 2003		Dec 2003	
			(Amounts in Millions)			
Current assets	**₱1,379**	**₱253**	₱1,369	₱357	₱1,664	₱350
Noncurrent assets	**3,302**	**40**	3,638	33	2,618	40
Current liabilities	**903**	**46**	801	131	1,273	131
Noncurrent liabilities	**1,351**	**–**	1,879	–	1,860	–
Net assets	**2,427**	**247**	2,327	259	1,149	259
Revenues	**2,197**	**308**	2,119	336	2,851	399
Costs and expenses	**1,455**	**(321)**	1,307	311	1,785	387
Net income	**742**	**(13)**	812	25	1,066	12

The Parent Company's aggregate share in the assets, liabilities, income and expenses related to its 50% interest in Soluziona is as follows:

	Sep 2004	Sep 2003	Audited Dec 2003
		(Amounts in Millions)	
Current assets	**₱85**	₱103	₱82
Non-current assets	**9**	8	10
Current liabilities	**32**	50	(41)
Non-current liabilities	**0**	7	(2)
Net assets	**₱62**	₱54	₱49
Revenues	**₱108**	₱146	₱180
Costs and expenses	**93**	135	163
Net income	**₱15**	₱11	₱17

8. Investments in Real Properties and at Cost

Investments in real properties include the accumulated costs incurred for the development and construction of the mall - "The Power Plant" and condominium units held for lease. Unamortized borrowing costs (net of depreciation) capitalized as part of investments in real properties amounted to ₱332 million and ₱343 million as of December 31, 2003 and 2002, respectively. On May 12, 1999, Rockwell entered into an agreement with Rockwell Leisure Club, Inc. (RLCI) for the assignment of facilities and the related condominium certificates of title carrying the premises amounting to ₱400 million, in exchange for advances convertible into shares of stock of RLCI. As of December 31, 2003, investments in RLCI shares and advances convertible to RLCI shares amounted to ₱27 million (₱31 million in 2002 and ₱60 million in 2001) and ₱210 million (₱210 million in 2002 and ₱187 million in 2001), respectively (shown as part of "Investments - at cost").

9. **Other Non-current Assets**

	Parent Company Sep 2004	Consolidated Sep 2004	Consolidated & Audited Dec 2003
		(Amounts in Millions)	
Deferred pass-through fuel costs (see Note 20)	**₱8,389**	**₱8,389**	₱8,286
Deferred foreign exchange adjustments	**4,385**	**4,385**	6,588
Deferred PPA – Non current	**7,173**	**7,173**	3,487
Prepaid income tax – net of current portion (see Note 23)	**1,056**	**1,056**	1,055
Intangible assets – net	**0**	**0**	788
Unamortized debt expenses	**619**	**619**	726
Deferred income tax (see Note 23)	-	-	80
Input value added tax (VAT) and creditable withholding tax	–	-	452
Others	1,703	2,200	1,347
	₱23,325	₱23,822	₱22,809

a. CERA II represents deferred foreign exchange losses that are billable to customers upon approval of the ERC.

b. Deferred PPA represents unbilled purchased power costs incurred by the Parent Company.

In ERC's Decision on the Parent Company's rate unbundling dated March 20, 2003, the Parent Company was authorized to collect the deferred PPA of ₱5,759 million through its rates to customers by an amount equivalent to ₱0.0875 per kilowatt-hour over a period of three years. In a manifestation filed with the ERC on April 1, 2003, the Parent Company stated that it would begin collecting the said amount beginning in the April 2003 billing cycle.

On May 29, 2003, the ERC issued an Order authorizing the Parent Company to collect effective the June 2003 billing cycle, an additional amount of ₱0.0127 per kilowatt-hour as deferred PPA recovery. The additional ₱0.0127 per kwh, together with the ₱0.0875 per kilowatt-hour which the Parent Company started collecting in the billing month of April 2003, brings to ₱0.1002 per kilowatt-hour the total deferred PPA recovery that was being incorporated in the Generation Charge component of the customers' bills.

On December 8, 2003, the Parent Company made its first application under the GRAM, covering the period May to September 2003 supply months. An amended application was filed in January 16, 2004. On January 26, 2004, the Parent Company received an Order from the ERC dated January 21, 2004 approving a Generation Charge of ₱3.1886 per kwh, inclusive of the deferred PPA. In that same Order, the ERC disallowed the recovery of ₱199 million of the unrecovered MRR in 2003 passed on as part of the mandated residential reduction for the period July 2001 to October 2001 supply months. The accumulated unrecovered MRR passed on as part of the mandated residential reduction for the supply months November 2001 to October 2003 of ₱1,798 million was authorized for recovery over a 36-month period via an additional ₱0.0224 per kwh to the deferred PPA component of the

Generation Charge starting February 2004. As a result, the Parent Company reversed in 2003 the allowance for probable losses of ₱810 million in 2002 pertaining to unrecovered MRR.

c. Deferred pass-through fuel costs pertain to the cost of unconsumed gas. This represents the quantity of natural gas that was contracted for but not consumed by the Parent Company's major independent power producers, First Gas Power Corporation (FGPC) and FGP Corp. (collectively referred to as "First Gas" - see Notes 20 and 27a), due to the constrained dispatch imposed on them by TransCo. Both FGPC's 1,000 MW Sta. Rita plant and FGP Corp.'s 500-MW San Lorenzo plant should be dispatched at the stipulated capacity factor of 83% every year. Billings by First Gas as of December 31, 2003 and 2002 for such unconsumed gas amounted to US$64 million and US$85 million, respectively. Such unconsumed gas can be consumed over a period of 10 years up to 2013. The payment term is dependent upon the outcome of the dispute described below. The related liability is presented as part of "Accounts payable and other current liabilities (see Note 17). This liability is interest bearing starting February 2003. The interest rate is based on LIBOR plus 1%. Total interest for the year ended December 31, 2003 amounted to ₱152 million and is shown as part of "Interest and other charges" account in the 2003 statement of income.

   A dispute has arisen between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc., and PNOC Exploration Corporation) under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers. First Gas' position is that the Gas Sellers have breached the "Most Favored Nations Clause" (MFN) contained in their GSPA by failing to offer First Gas certain price terms that the Gas Sellers have offered to NPC in connection with NPC's 1,200 MW Ilijan Power Plant. The Gas Sellers offered a deferred payment facility to NPC to finance payment for gas not taken but payable by NPC under its GSPA with the Gas Sellers for the Ilijan Power Plant. The Gas Sellers have not offered a deferred payment facility to First Gas. If the Gas Sellers had provided First Gas with a deferred payment facility pursuant to the MFN under the GSPA, the Parent Company's obligations to pay for unconsumed gas for 2003 and 2002 would also be deferrable. Thus, the entire amount billed by First Gas to the Parent Company for the cost of such unconsumed gas is the subject of a bona fide dispute between First Gas and the Gas Sellers under their GSPA and as such is not payable at this time. First Gas intends to vigorously pursue its dispute with the Gas Sellers under their GSPA. The beneficiaries of the dispute are the Parent Company and, the consumers who benefit from any reduction in the cost of the natural gas, as the cost of fuel is a pass-through cost. In case First Ga s loses in the dispute, First Gas will collect from the Parent Company the deferred payments due to the Gas Sellers. The Parties are meeting and exploring possibilities on how the unconsumed gas will be utilized.

   Nonetheless, the Parent Company expects that with the increasing demand for electricity beginning in 2005, First Gas will be dispatched sufficiently by TransCo to utilize the unconsumed gas within the prescribed 10-year period.

d. Intangible assets mainly represent software cost, consultancy fees and other development expenditure related to the Parent Company's corporate-wide computerization program. The program involves all of the Parent Company's business processes, namely, customer service, distribution, materials management, finance, human resources, logistics and executive

information system. Amortization (shown as part of "Depreciation and amortization" account in the parent company and consolidated statements of income) charged to operations amounted to ₱594 million and ₱332 million for the quarters ended September 30, 2004 and September 30 2003, respectively.

	Sep 2004	Sep 2003
	(Amounts in Millions)	
Balance, beginning of year	**₱788**	₱1,577
Amortization (see Note 22)	**788**	584
Balance, end of year	**₱ 0**	₱993

e. "Others" include matured placements with a local bank, amounting to ₱2 million as of September 30, 2004 (₱274 million as of September 30, 2003), which were placed under receivership on April 26, 2000. Based on the Memorandum of Agreement (MOA) and pursuant to the Liability Servicing Plan of the Rehabilitation Plan for the local bank, the placements were converted into "Repayment Notes" which are payable over a period of three years commencing on September 14, 2002 and 25% of the placements were converted into "Promissory Notes" payable over a period of three years commencing on September 14, 2005. On October 5, 2001, the "Repayment Notes" due on September 14, 2002 was discounted. The Parent Company collected ₱111 million in repayment notes in September 14, 2003.

10. Cash and Cash Equivalents

	Parent Company	Consolidated	Consolidated & Audited
	Sep 2004	**Sep 2004**	Dec2003
		(Amounts in Millions)	
Cash on hand and in banks	**₱2,460**	**₱2,982**	₱2,280
Short-term investments	**2,962**	**2,962**	3,040
	₱5,422	**₱5,944**	₱5,320

Cash in banks earns interest at the prevailing bank deposit rates. Short-term investments are made for varying periods of between one day and three months depending on the immediate cash requirements of the Company, and earn interest at the prevailing short-term investments rates.

11. Receivables

	Parent Company	Consolidated	Consolidated & Audited
	Sep 2004	**Sep 2004**	Dec 2003
		(Amounts in Millions)	
Notes and customers' accounts consolidated			
Billed	**₱9,510**	**₱12,320**	₱12,356
Unbilled	**11,815**	11,815	11,647
Related parties (see Note 20)	**268**	**268**	190
Others	**697**	**697**	1,391

	Parent Company	Consolidated	& Audited
	Sep 2004	**Sep 2004**	Dec 2003
	22,290	**25,100**	25,584
Less allowance for doubtful accounts	**1,480**	**1,480**	1,782
	₱20,810	**₱23,620**	₱23,802

Unbilled revenues represent purchased power costs incurred by the Parent Company, which the Parent Company expects to bill to customers in the succeeding months.

12. Inventories

	Parent Company	Consolidated	Consolidated & Audited
	Sep 2004	**Sep 2004**	Dec 2003
		(Amounts in Millions)	
Materials and supplies	**₱1,131**	**₱1,131**	₱1,020
Condominium units for sale-at net realizable value	–	**270**	182
	1,131	**1,401**	1,202

13. Other Current Assets

	Parent Company	Consolidated	Consolidated & Audited
	Sep 2004	**Sep 2004**	Dec 2003
		(Amounts in Millions)	
Current portion of prepaid income tax (see Note 23)	**₱298**	**₱298**	₱298
Advance payments to suppliers	**44**	**44**	115
Others	**50**	**296**	55
	₱392	**₱638**	₱468

14. Stockholders' Equity

a. Capital Stock

The details of the authorized, issued and subscribed capital stock follow:

	Sep 2004	Sep 2003	Dec 2003
		(Amounts in Millions)	
Preferred stock – 10%, ₱10 par value			
Authorized - 300,000,000 shares			
Issued and subscribed Series B – 207,745,182 shares in September 2004, 122,681,391 shares in September 2003, and 140,655,458 shares in Dec 2003	**₱2,077**	₱1,227	₱1,407

Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued – 997,530,224 shares in September 2004, 997,473,465 shares in September 2003 and 997,473,465 shares in Dec 2003	**₱9,993**	₱9,975	₱9,975
Subscribed – 8,173,847 shares in September 2004, 1,787,996 shares in September 2003 and 1,787,996 shares in Dec 2003	**81**	18	18
	₱10,074	₱9,993	₱9,993

Preferred stock is nonparticipating, nonconvertible into common stock and, like common stock, has no preemptive rights to subscribe to any or all issues or other disposition of preferred stock. Preferred stockholders are entitled to preferential cumulative dividends not exceeding 20% a year, payable generally on a quarterly basis. As approved by the SEC, redeemed stock are not considered retired and may be reissued.

Series B preferred stock is redeemable five years from date of issue at the option of the Parent Company or holder upon 90 days notice. In cases where a service application would require extension of service or new distribution facilities, the "Terms and Conditions of Service" of the Parent Company, which was approved by the ERB, requires applicants for electric service to subscribe preferred stock to cover the costs. The Parent Company issues the underlying preferred stock to the customers.

Movement of capital stock follows:

	Sep 2004	Sep 2003	Dec 2003
Preferred stock:			
Balance at beginning of year	**140,655,458**	83,715,340	83,715,340
Issuance of shares	**103,330,259**	52,996,055	60,813,590
Redemption of shares	**(36,240,535)**	(14,030,004)	(3,873,472)
Balance at end of year	**207,745,182**	122,681,391	140,655,458
Common stock:			
Issued:			
Balance at beginning of year	**997,473,465**	995,734,487	995,734,487
Issuances of shares	**8,173,846**	-	1,738,978
Balance at end of year	**1,005,647,311**	995,734,487	997,473,465
Subscribed:			
Balance at beginning of year	**1,787,996**	3,526,974	3,526,974
Issuance of shares		-	(1,738,978)
Cancelled subscriptions	–	-	–
Balance at end of year	**1,787,996**	3,526,974	1,787,996

Authorized shares of common stock of the Parent Company, which are listed at the Philippine Stock Exchange (PSE), are divided in two classes, to wit:

- Class "A" - Comprising sixty percent (60%) of the common stock, which shall be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and

- Class "B" - Comprising forty percent (40%) of the common stock, which may be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Ownership of the Parent Company's common stock by any person or entity shall not exceed 10% of the outstanding common stock, except for the two corporations which already own more than 10% as provided for in the Articles of Incorporation.

On February 24, 2003, the BOD approved a resolution to remove the stock ownership cap of 10% in the Parent Company's Articles of Incorporation. The resolution was subsequently approved in the annual stockholders meeting held on June 24, 2003. The Amended Articles of incorporation was filed with SEC on July 29, 2003 and was approved on August 4, 2003.

b. Employee Stock Ownership Plan (Plan)

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and authorizes cancellation of the purchase prior to full payment of the purchase price.

A summary of shares under the Plan follows:

	Number of Shares		
	Sep 2004	Sep 2003	Dec 2003
Total shares allocated	**25,000,000**	25,000,000	25,000,000
Options exercised under the Plan			
Balance at beginning of year	**12,909,510**	12,909,510	12,909,510
Add: ESOP 12th offering	**8,173,846**	-	-
Balance at end of semester/year	**21,083,356**	12,909,510	12,909,510
Options unexercised at end of the semester/year	**3,916,644**	12,090,490	12,090,490

During the year 2003, common shares arising from cancelled subscriptions under the ESOP 11th Offering in 1999, were subscribed by qualified participants under the repurchase option approved by the SEC. The remaining allocation to the Plan of about 12 million common shares was offered for sale during the ESOP 12 th Offering ("Centennial Offering') from December 16 to 31, 2003 as approved by the SEC.

c. Retained Earnings

On March 2004, the BOD approved the transfer of ₱200 million from unappropriated retained earnings to appropriated retained earnings for long-term expansion and improvement projects.

On July 28, 2003, the BOD approved a resolution to transfer the appropriated retained earnings of ₱12,600 million to unappropriated retained earnings.

15. Long-term Debt

	Parent Company Sep 2004	Consolidated Sep 2004	Consolidated & Audited Dec 2003
		(Amounts in Millions)	
Parent Company – Secured			
First Mortgage Bonds issued for:			
Gross availments from various credit facilities:			
US dollar term loans at annual interest rates ranging from 7.76% to 9.3%, payable in semi-annual installments up to 2012	**₱6,541**	**₱6,541**	₱6,884
Japanese yen term loans at annual interest rates of 5.5% and 5.7%, payable in semi-annual installments up to 2010	**3,339**	**3,339**	3,673
Deutschmark term loans at annual interest rate of 6.0%, payable in semi-annual installments up to 2005*	**221**	**221**	334
	10,101	**10,101**	10,891
Parent Company – Unsecured			
US dollar term loan at annual interest rate of LIBOR 6 months plus 1%, payable in semi-annual installments up to 2005	**3,377**	**3,377**	4,447
US dollar term loan at annual interest rate of LIBOR 6 months plus 1.6%, payable in semi-annual installments up to 2005	**2,701**	**2,701**	4,002
Philippine peso term loan at annual interest rate of 10.93%, payable in quarterly installments up to 2005	**1,935**	**1,935**	2,790
Philippine peso term loan at annual interest rate of 11.78%, payable in quarterly installments up to 2006	**360**	**360**	440
Euro availment under the Master Credit Agreement at an annual interest rate of 5.56% payable in equal semi-annual installments until 2010	**214**	**214**	232
US dollar term loans at annual interest rate of LIBOR plus 0.65%, payable in semi-annual installments up to 2009	**147**	**147**	130
CHF availment under the Master Credit Agreement at an annual interest rate of LIBOR plus 0.7% payable in equal semi-annual installments until 2010	**111**	**111**	120

	Parent Company Sep 2004	Consolidated Sep 2004	& Audited Dec 2003
Philippine peso loans payable to government entities with average annual interest rate of 3.5%, payable in quarterly installments up to 2011	16	16	20
	8,861	8,861	12,181
Rockwell - Secured by Rockwell Assets			
Long-term commercial papers (LTCPs)	–	519	667
Loans from various banks	–	1,198	828
Syndicated loan payable to a local bank	–	714	714
	–	2,431	2,209
	18,962	21,393	25,281
Less current portion			
Current portion based on existing payment terms	9,240	9,240	8,776
Long-term debt classified as current	-	-	14,155
	9,240	9,240	22,931
	₱9,722	₱12,153	₱2,350

**Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*

a. Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱81,112 million as of September 30, 2004, and ₱71,865 million as of September 30, 2003) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisition of additional franchise areas; disposition of significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. In addition, substantially all of the Parent Company's existing loan agreements contain cross default provisions which may render the outstanding loans due and demandable. For the years ended December 31, 2003, 2002 and 2001, the Parent Company did not comply with the minimum required return on net fixed assets of 8% required by two secured creditors. However, the Parent Company has received a waiver of noncompliance to this requirement from one of these secured creditors and has received notice from the other secured creditor that a waiver will be issued subject to certain conditions. In addition, for the years ended December 31, 2003 and 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company, however, continues to service the principal and interest payments at maturity dates and the Parent Company has not received any demand for payment nor have any of its existing creditors commenced default proceedings against the Parent Company. The Parent Company is still in the process of securing waivers from the concerned secured and unsecured creditors for noncompliance to certain financial ratios. Pending receipt of the waivers, these loans totaling ₱14,155 million as of December 31, 2003, were presented as part current liabilities (see Note 30) under the account "Long-term debt classified as current". However, such loans will continue to be

serviced based on the original contracted payment schedule and should the Parent Company receive the relevant waivers, the loans will be reclassified as non-current liabilities.

On February 8, 2002, the Parent Company executed a Master Credit Agreement (MCA) with Credit Lyonnais whereby the latter granted the Parent Company a credit facility up to an aggregate maximum amount of US$30 million. With respect to the MCA, the Parent Company has committed obligations, amounting to US$10.94 million as of December 31, 2003, for the funding of two major projects to be completed by foreign suppliers until the second quarter of 2004. Actual loan drawdown amounted to US$8.7 million as of December 31, 2003. Drawdowns under MCA shall represent scheduled payments to the foreign suppliers under the respective supply contracts.

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

	Amount in Original Currency					Total
		Japanese			Philippine	Peso
Year	US Dollar	Yen	Euro	CHF	Peso	Equivalent
			(Amounts in Millions)			
2004	$48	¥506	€0.2	0.19	₱326	₱3,406
2005	77	1,011	0.5	0.39	1,815	6,808
2006	14	1,011	0.5	0.39	164	1,508
2007	15	1,011	0.5	0.39	3	1,417
2008 thereafter	74	3,036	2.1	0.61	3	5,823
	$228	¥6,575	€3.8	1.97	₱2,311	₱18,962

b. Rockwell

i. LTCPs

The LTCPs are payable in 12 equal quarterly payments commencing on the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture (MTI) over investments in real properties with a carrying value of ₱3,700 million as of December 31, 2003.

In January 2004, Rockwell initiated refinancing a portion of its maturing LTCP principal obligations. As of March 5, 2004, discussions are still ongoing.

ii. Loans from Various Banks

Loans from various banks have annual interest rates ranging from 7.49% to 12.00% in 2003 and 8.41% to 15.00% in 2002. Certain parcels of land with an estimated carrying value of ₱817 million have been assigned as security for these loans.

In September 2002, a substantial portion of the short-term loans of Rockwell was restructured. As of December 31, 2003, the outstanding balance of these restructured loans follows:

Bank	Amount *(In Millions)*	Restructured Terms
Equitable PCI Bank, Inc.	₱586	Payable in three equal annual amortizations of ₱234 million each, commencing on July 1, 2003. Interest shall be equivalent to the 91-day Mart 1 rate plus 2.75% per annum, payable quarterly in arrears.
Metropolitan Bank and Trust Company	128	Payable in thirty-six equal monthly amortizations of ₱7.6 million each, commencing on December 30, 2002. Interest rate is fixed at 9.75% per annum, payable monthly.
	₱714	

The remaining balance of ₱80 million is secured by trade receivables from sale of existing condominium units of the same amount, and will be settled in 2004 (₱20 million) and 2005 (₱60 million).

iii. Syndicated Loan

The Syndicated loan (with an original amount of ₱1,000 million) is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱250 million portion of the loan is fixed at 14.5% per annum while the interest rate for the remaining ₱750 million shall be equivalent to the 91-day MART 1 rate plus 2.75% per annum payable quarterly in arrears. In December 2002, the outstanding balance of the syndicated loan of ₱714 million was restructured extending the maturity date to December 2005. Under the terms of the restructuring agreement, the syndicated loan will be repaid in single lump sum on maturity date. Trade receivables amounting to ₱ 715 million from the "Manansala" condominium project maturing in 2005 and investments in real properties with a carrying value of ₱3,700 million as of December 31, 2003 have been assigned as security for these loans.

Repayments of Rockwell long-term debt based on existing terms are scheduled as follows.

	Amount *(in millions)*
2004	₱1,144
2005 and onwards	1,173
	₱2,317

16. Notes Payable

	Parent Company	Consolidated	Consolidated & Audited
	Sep 2004	**Sep 2004**	Dec 2003
		(Amounts in Millions)	
Parent Company – Unsecured			
US dollar loans with annual interest rates ranging from 3.3% to 4.56% in 2004 and 2003	**₱3,492**	**₱3,492**	₱3,833
Philippine peso loans with annual interest rates ranging from 6.25% to 10.18% in 2004 and 2003	**1,350**	**1,350**	1,453
MIESCOR – Unsecured			
Philippine peso term loans with annual interest rates ranging from 7.8% to 16.8% in 2004 and 2003	–	435	458
CIS – Unsecured			
Philippine peso term loans with annual interest rates ranging from 8% to 14% in 2004 and 2003	–	-	72
	₱4,842	**₱5,277**	₱5,816

As discussed in Note 15, short-tem loans of Rockwell, amounting to ₱936 million were restructured in 2002. Accordingly, these loans are reflected as part of the long-term debt in 2002.

As discussed in Note 1(f), the Parent Company's short-term lenders have agreed to further extend the short-term loans due in September 2004 for another 90 days and will consider further extensions until the Parent Company can complete its refinancing program this year.

17. Accounts Payable and Other Current Liabilities

	Parent Company	Consolidated	Consolidated & Audited
	Sep 2004	**Sep 2004**	Dec2003
		(Amounts in Millions)	
Trade accounts payable (see Note 20)	**₱13,006**	**₱13,829**	₱12,073
Accrued pension	**4,204**	**4,204**	2,133
Accrued taxes	**963**	**963**	1,163
Current portion of meter and service deposits (see Note 18)	**524**	**524**	470
Advance payment received from pole rentals	**372**	**372**	380
Accrued interest on loans	**452**	**452**	285
Current portion of interest on meter and service deposits (see Note 18)	**123**	**123**	101
Customers' deposits	–	-	297
Accrued expenses and other liabilities	**1,931**	**2,528**	3,234

	Parent Company	Consolidated	& Audited
	Sep 2004	**Sep 2004**	Dec2003
	₱21,575	**₱22,995**	₱20,136

On August 3, 2001, Rockwell and First Philippine Holdings Corporation (FPHC), a shareholder, entered into an option contract whereby the latter can purchase two parcels of land with a total area of about 3,008 square meters at an option price of ₱100,000 per square meter, inclusive of all taxes. The option period shall be for a period of two years. As of December 31, 2002, total payments received by Rockwell amounted to ₱284 million and is shown as part of "Accounts payable and other liabilities – customers' deposits" in the 2002 consolidated balance sheet. This option was exercised in 2003.

On April 2003, Rockwell and FPHC entered into a lease agreement related to the above parcel of land whereby Rockwell leased back the land for a period of three years subject to an increase of 10% per annum. Rent expense of Rockwell amounted to ₱6.5 million.

18. Customers' Deposits

	Parent Co. and Consolidated Sep 2004	Consolidated & Audited Dec 2003
	(Amounts in Millions)	
Meter and service deposits - net of current portion (a)	**₱10,419**	₱9,800
Interests on meter and service deposits – net of current portion	**3,225**	3,455
	₱13,644	₱13,255

a. Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payments of the monthly bills for electricity consumption and are equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, upon termination of the contract, provided that the metering equipment is returned in good condition and all accounts in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceeds the customer's current monthly bills, a refund of the excess can also be made.

   Meter and service deposits earned interest at 6% per annum prior to 1995. In 1995, the ERB issued new standard rules and regulations governing electric utilities, which includes among others, increasing the interest rate of these deposits from 6% to 10%. The Parent Company filed a motion for reconsideration which was given due course by the ERB. In 2000, the ERB resolved the motion maintaining its stand on the 10% interest but allowed the Parent Company to apply the interests due on the monthly bills of customers. The amendatory order issued in 2000 is yet to undergo publication in the official gazette or a newspaper of general circulation before it becomes effective. Since 1995, the Parent Company has been accruing interest based on 10% but continues to give refund at 6%. The 4% accrued interest differential is presented as part of "Provisions" account in the parent company and consolidated balance sheets (see Note 19).

   The Parent Company filed an application with the ERC on January 10, 2003, docketed as ERC Case 2003-18, seeking for the lowering of the rate of interest on meter and bill deposits from the 6% interest per annum stipulated in its approved "Terms and Conditions of Service" to 1% interest per annum. The ERC is presently hearing the case.

   Interests on meter and service deposits are determined using the simple computation method. The Parent Company's external legal counsel is of the opinion that, since there is no expressed stipulation in the Terms and Conditions of Service, as approved by the ERB for the Parent Company and the consumers, that interest shall earn compounded interest, then *ipso facto* the 6% interest cannot be compounded.

   Meter and service deposits and related accrued interest which are estimated to be refunded the following year, based on historical experience, are shown separately as part of "Accounts payable and other current liabilities" account in the parent company and consolidated balance sheets.

b. Advance payment received from major industrial customers (referred to as "customer") represents advance payment equal to the present value of a customers' expected future

electrical requirements for the next one to three years, as specified in the advance payment agreement. The difference between the total amount received and the total pre-agreed credit is amortized using the effective interest rate method and recorded as part of "Interest expense on customers deposit" account (see Note 22). Amortization for the years ended December 31, 2003 and 2002 amounted to ₱85 million and ₱133 million, respectively.

On August 23, 2002, a customer pre-terminated its agreement, resulting to a pretermination loss of ₱9 million and is shown as part of "Interest expense on customers' deposits" (see Note 22).

19. Provisions

Movement during the year follows:

	Parent & Consolidated Sep 2004	Audited Dec2003
	(Amounts in Millions)	
Interest differential on meter and service deposits (see Note 18)		
Balance, beginning of year	**₱2,379**	₱2,000
Provisions during the year	**1,346**	379
Balance, end of year	**3,725**	2,379
Provision for various tax assessments and legal claims an others		
Balance, beginning of year	**491**	–
Provisions during the year	**150**	491
Balance, end of year	**641**	491
	₱4,366	₱2,870

Actual pay-out of the interest differential will depend on the ERC's decision on the Parent Company's application for a resolution in the interest rate (see Note 18).

The information usually required by SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," is not disclosed on the grounds that it can be expected to prejudice the outcome of these assessment and claims.

20. Related Party Transactions

The following significant transactions have been entered into by the Parent Company with the following related parties:

Related Party	Relationship with Parent Company		Purchases from Related Parties	Deferred Pass-Through Fuel Cost (see Note 9)	Amounts Owed by Related Parties (see Note 11)	Amounts Owed to Related Parties (see Note 17)
				(Amounts in Millions)		
FGPC (see Notes 9 and 27)	Affiliate	2004	₱21,767	₱6,546		₱2,094
		2003	16,746	5,683		2,037

Related Party	Relationship with Parent Company		Purchases from Related Parties	Deferred Pass-Through Fuel Cost (see Note 9)	Amounts Owed by Related Parties (see Note 11	Amounts Owed to Related Parties (see Note 17)
				(Amounts in Millions)		
FGP Corp. (see Notes 9 and 27)	Affiliate	2004	10,347	1,843		845
		2003	8,910	1,026		981
MIESCOR	Subsidiary	2004	117	–	-	9
		2003	91	–	-	0
Soluziona	Joint Venture	2004	186	–	-	-
		2003	236	–	-	–
GEPMICI	Associate	2004	214	–	–	-
		2003	167	–	–	-
CIS, Inc.	Subsidiary	2004	79	–	–	-
		2003	1	–	-	-

FGPC and FGP Corp., are subsidiaries of FPHC, a shareholder.

Purchases
Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), construction services (MIESCOR), information systems technology services (Soluziona & CIS, Inc.), and meters (GEPMICI). These are made at normal market prices.

Revenues
In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties.

Other transactions with related parties consist of cash advances.

21. Revenues

In compliance with Section 36 of RA No. 9136, the Parent Company was required to unbundle its billing charges to its customers. For the nine months ended September 30, 2004, the Parent Company's billings had the following components:

	(in Millions)
Electric revenue	

January to September 2004	
Generation charge	₱60,776
Transmission charge	16,408
System loss charge	8,225
Distribution charge	12,813
Supply charge	4,338
Metering charge	2,142
CERA	1,491
Power act reduction	(1,142)
Inter-class, lifeline subsidy and others	625
Total Electric revenue	105,676
Non-electric revenue	(734)
	₱104,942

22. Expenses

Operations and Maintenance

	Parent Company		Consolidated	
	Sep 2004	Sep 2003	**Sep 2004**	Sep 2003
			(Amounts in Millions)	
Salaries, wages and employee benefits	**₱3,079**	₱2,856	**₱3,220**	₱2,999
Retirement expense (see Note 24)	**2,089**	1,703	**2,089**	1,703
Contractors' services	**1,244**	1,321	**1,245**	1,326
Transportation and travel/use of co. vehicle	**257**	221	**257**	221
Computer consumables	**10**	11	**-**	-
Materials and supplies	**210**	218	**212**	221
Property insurance	**9**	11	**10**	11
Provision for doubtful accounts	**-**	331	**42**	340
Others	**487**	111	**425**	64
	₱7,385	₱6,783	**₱7,500**	₱6,885

Depreciation and Amortization

	Parent Company		Consolidated	
	Sep 2004	Sep 2003	Sep 2004	Sep 2003
	(Amounts in Millions)			
Depreciation at cost	**₱2,284**	₱2,158	**₱2,441**	₱2,340
Depreciation on appraisal increase (see Note 28)	**440**	472	**440**	472
Deferred charges (see Note 9)	**789**	584	**789**	584
	₱3,513	₱3,214	**₱3,670**	₱3,396

Interest and Other Charges - Net

	Parent Company		Consolidated	
	Sep 2004	Sep 2003	Sep 2004	Sep 2003
			(Amounts in Millions)	
CERA II recovery	**₱971**	₱992	**₱971**	₱992
Interest and dividend income	**363**	322	**401**	350
Others	**-**	–	**-**	–
Total financial income	**1,334**	1,314	**1,372**	1,342
Interest expense and financial charges on loans (see Note 9)	**(1,633)**	(1,972)	**(1,852)**	(2,197)
CERA II realized foreign exchange loss	**(971)**	(992)	**(971)**	(992)
Interest expense on customers' deposits (see Note 18)	**(450)**	(720)	**(450)**	(720)
Others	**-**	-	**-**	-
Total financial expenses	**(3,054)**	(3,684)	**(3,273)**	(3,909)
	(₱1,720)	(₱2,370)	**(₱1,901)**	(₱2,567)

Recovery of (provision for) probable losses on disallowed receivables (see Note 9)

	Parent Co. & Consolidated	
	Sep 2004	Sep 2003
	(Amounts in Millions)	
Provisions for:		
Estimated disallowed transmission line fee charges	**(₱111)**	(₱310)
System imbalance charges	**(217)**	(260)
Unrecovered mandated rate reduction	–	-
	(328)	(570)
Recovery of:		
Unrecovered mandated rate reduction	-	–
Estimated disallowed transmission line fee charges	-	–
	-	–
	(₱328)	(₱570)

23. Income and Franchise Taxes

a. Income tax

As a result of the refund discussed in Note 1(d), the Parent Company has effectively overpaid income taxes estimated at ₱8,902 million. This amount represents the income tax effect of the ₱0.167 per kWh rate charged to customers from February 1994 to December 31, 2002, which formed part of the Parent Company's revenues for the said periods. The Parent Company amended its income tax returns for 1999 and 2002. For the year ended December 31, 1999, the overpaid income taxes of about ₱1,126 million was set up as an asset and offset against the extraordinary loss of ₱24,943 million (see Note 1). For the year ended December 31, 2003 and 2002, the computed current provision for income tax represents MCIT. The amendment of income tax returns for December 31, 2002 resulted to an additional overpayment of income tax of about ₱202 million, which increased the total overpayment for the year ended December 31, 2002 to ₱495 million. As of December 31, 2002, total overpayment of income tax amounted to ₱1,621 million. As of December 31, 2003, remaining prepaid income tax amounted to ₱1,354 million. Prepaid income tax estimated to be applied the following year amounting to ₱298 million in 2003 and ₱268 million in 2002 as shown as part of "Other Current Assets" account (see Note 13). Remaining balance is presented as part of "Other Noncurrent Assets" account (see note 9). The Parent Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,119 million. The Parent Company has filed its claim for the recovery of the excess income tax for the said taxable years. The BIR has already issued the letters of authority authorizing the examination of the Parent Company's books during the said period and requiring the Parent Company to submit the documents needed for the examination.

As of December 31, 2003, the Parent Company and its subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

		Parent Company		Consolidated	
Year Incurred	Expiry Date	NOLCO	MCIT	NOLCO	MCIT
		Amounts in Millions			
2001	2004	₱–	₱–	₱661	₱12
2002	2005	2,375	171	3,140	191
2003	2006	–	5	1,762	40
		2,375	176	5,563	243
Less MCIT and NOLCO written off and NOLCO applied against regular taxable income		2,375	–	4,904	13
		₱–	₱176	₱659	₱230

NOLCO applied as deduction from normal taxable income amounted to ₱4,904 million in 2003 (₱2,375 million for Parent Company) and ₱23 million in 2002. Expired NOLCO amounting to ₱401 million was written off during the year.

b. Franchise Tax

Based on ERC Order Nos. 2001-646 and 2001-900 on the Company's consolidated petitions, franchise tax should be identified as a separate line item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which was implemented in June 2003, franchise taxes-were computed by multiplying gross receipts by the franchise tax rate.

24. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The fund is held in trust by the Board of Trustees of the Meralco Pension Fund.

On May 23, 2003, the Parent Company implemented a Special Retirement and Separation Program (SRSP). Updated actuarial valuation was provided after giving effect to the SRSP.

Based on a valuation conducted by an independent actuary as of January 1, 2003 and June 30, 2003 for the Parent Company, total present value of retirement obligations amounted to ₱14,906 million and ₱16,402 million, respectively, while the fair value of the plan assets amounted to ₱4,145 million and ₱3,777 million, respectively. The unfunded present value of pension benefits amounted to ₱10,761 million and ₱12,625 million, respectively. The principal actuarial assumptions used to determine retirement benefits were an investment yield of 9.50% and salary increases of 7.26% to 9.67%. Annual contributions to the retirement plan consist of payment covering the current service cost plus payments toward funding the actuarial accrued liability. Retirement expense amounted to ₱2,400 million, ₱1,142 million, ₱1,142 million in 2003, 2002, and 2001,-respectively (see Note 22). Actuarial valuations are obtained every three years.

Under ASC SFAS 24, "Retirement Benefits Costs," the cost of defined retirement benefits, including those mandated under RA No. 7641, should be determined using an accrued benefit valuation method or a projected benefit valuation method, both of which require an actuarial valuation. Rockwell did not update its actuarial valuation. The management of Rockwell believes, however, that the effect on the consolidated financial statements of the difference between the amount recorded and the amount that would have been booked had they updated their valuation is not significant. Rockwell management plans to update their actuarial valuation in 2004. Retirement expense charged to operations amounted to ₱2.7 million each in 2003, 2002 and 2001.

MIESCOR has a funded, noncontributory, defined benefit retirement plan covering substantially all of its employees. Total retirement expense amounted to ₱1.6 million in 2003 and ₱2.1 million in 2002. At October 31, 2001, the latest valuation date, actuarial present value of retirement benefits amounted to ₱46.2 million. The fair value of plan assets amounted to ₱16.4 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 10% and salary increases of 8%. Actuarial valuations are made every three years.

CIS has a funded, contributory retirement plan covering all of its employees. At July 1, 2003, the actuarial present value of retirement benefits amounted to ₱16 million. The fair value of the plan assets amounted to ₱12 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 9% per year, compounded annually and salary increase rate of 7%. Actuarial valuations are made at least every three years.

The retirement expense on a consolidated basis amounted to ₱2,089 million, ₱1,703 million and ₱2,404 million in September 2004, September 2003 and December 2003, respectively.

25. **Financial Instruments**

The Company has long-term unsecured floating rate dollar debt totaling US$220 million. The Company entered into various interest rate swap agreements generally to swap its floating rate dollar obligations to fixed rate amounts for notional amounts covering 91% of the total unsecured dollar debt. These agreements will expire upon maturity of long-term debt.

The interest rate swap agreements for the US$120 million debt consist of a zero-cost collar that limits the Company's interest rate exposure to between 5.98% and 8% and a fixed rate swap of 5.92% for the period January 19, 2001 to July 19, 2002. The Company subsequently amended the fixed rate swap to a forward rate set structure which reduced the fixed rate to 3.3% for the period July 19, 2002 to April 19, 2003 and to 3.336% for the interest period of April 19, 2003 up to termination date. This swap was pre-terminated in February 2004.

The interest rate swap agreements for the US$100 million debt consist of a structure which fixed the interest rate at 6.37% for as long as the 6-month USD LIBOR is less than 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5%, and a structure which fixed the interest rate at 6.425% with a trigger at 7.5%. In 2001, the Company entered into a forward rate set structure which overlays the trigger swap and reduced the fixed rate to 5.675% for the period April 3, 2001 to April 3, 2002. The fixed rate was subsequently reduced to 4.58% effective

April 3, 2002 to April 3, 2003 and to 4.8816% for the interest period of April 3, 2003 up to termination date. This swap was pre-terminated in February 2004.

The swaps with fixed rates of 3.336% and 4.8816% were simultaneously pre-terminated at a net realized loss of $93,000.00 last February 2004. The gross realized gains and losses on these pre-terminated swaps are intended to be amortized over the term of the respective hedged loans.

The Parent Company entered into a JPY-USD amortizing interest rate swap with notional amount of JPY5.532 million where the Company receives a fixed rate of 5.7% and pays 6-month USD LIBOR plus spread. In January 2003, this swap was pre-terminated at a realized gain of US$450,000. Said unrealized gain is being amortized over the term of the hedged underlying loan.

The interest rate differential, which represents the present value of the excess of interest cost under these interest rate structures over current market interest rates amounted to ₱353.19 million and ₱738.10 million as of December 31, 2003 and 2002, respectively. Such amount is not included in the determination of net income under the current accounting practice.

For the US$220 million debt, the weighted average interest rate at drawdown was 7.83% that included 6-Month USD LIBOR plus spread. Information and analysis of the financial market at that time showed a bias toward increasing US Dollar interest rates. Management therefore, entered into the interest rate structures described above to ensure that the Company's effective interest rates on its long-term debt do not exceed 7%.

26. Contingent Liabilities

a. The Parent Company was assessed by a local government for deficiency franchise tax. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. In addition, the Parent Company is allowed to recover the franchise tax based on the unbundling.

   The Parent Company is contingently liable for liabilities arising from lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts. In the opinion of management and its legal counsel, the eventual liability from these lawsuits or claims, if any, will not have a material effect on the parent company and consolidated financial statements.

b. MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes. Management, after consultations with outside counsels, believes that the probable resolution of these issues will not materially affect the Company's financial position and results of operations.

c. Additional claims of a contractor of Rockwell with respect to the development and construction of the condominium units against Rockwell were resolved in November 2001. Additional amounts to be paid to the contractor have been reflected in the 2001 consolidated financial statements as a charge to cost of real estate and allocated to remaining unsold units for income tax purposes.

27. Significant Contracts and Commitments

Significant contracts and commitments include:

a. Parent Company

i. NPC

On November 21, 1994, the Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on January 1, 1995. One of the provisions of RA No. 9136 is for NPC to submit to ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. Under the said law, utilities having TSCs with NPC may nominate their contract demand. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly penalty (billing adjustment) based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the penalty and also served notice that it is exercising its right to terminate as provided in the CSE.

The billing adjustments amounted to ₱30,413 million and ₱14,685 million as of December 31, 2003 and 2002, respectively. The disputed amount pertains to the difference between the contracted capacity and energy and the actual capacity and energy offtake from NPC. In addition, NPC has charged the Parent Company interest for the unpaid penalties amounting to ₱2,743 million and ₱797 million as of December 31, 2003 and 2002, respectively. In the event the parent Company will be obliged to pay these amounts, these shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amount as the grounds for which the penalty may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills and interest charges and the corresponding receivable from its customers.

Meanwhile, on March 25, 2003, the Parent Company served a written demand to NPC for payment of claims amounting to ₱8,300 million, for the following: NPC's failure to provide timely transmission service to the Parent Company's IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to the Parent Company, and increase in the cost of QPPL's transmission line caused by the delay in the commissioning of QPPL's power plant.

The Parent Company has entered into mediation talks with NPC to resolve and settle the outstanding issues arising from the CSE. Mediators have been appointed by the two parties and discussions were undertaken between March and June 2003.

As a result of the mediation discussions, the Parent Company signed a Settlement Agreement with NPC on July 15, 2003. Under the Settlement Agreement, the Parent Company shall pay NPC ₱27,500 million, representing the value of the difference between

the aggregate contracted energy for the years 2002 to 2004 and the total energy the Parent Company has already bought from January 2002 until April 2003, subject to adjustment from the date of signing and the energy that the Parent Company will purchase from NPC for the rest of 2003 and 2004. On the other hand, NPC shall credit the Parent Company for transmission delays as well as for energy corresponding to NPC's sales to directly connected customers located in the Parent Company's existing franchise areas, totaling ₱ 7,500 million. The net payable of the Parent Company to NPC amounted to ₱20,050 million only which the Parent Company expects to pass on to its customers (being generation costs) and settle with NPC based on the agreed terms of payment. While the estimated schedule of repayment is ₱1,350 million for 2003 and ₱3,350 million for 2004 in the attached annexes to the Settlement, these amounts have to be revised from the time the Settlement becomes effective. In the event the Parent Company defaults in making the payments based on the agreed schedule, NPC may charge interest on the delinquent sum or sums in accordance with the terms of the CSE.

The Settlement Agreement provides for, among others, the following:

- If the Parent Company sources from NPC less than the baseline quantity for a particular billing period, there will be an upward adjustment to the settlement amount due for the billing period computed at ₱1.51 per kwh multiplied to the shortfall between the baseline quantity and the actual Company off take. The baseline quantity for 2003 and 2004 totalled 12,730 GWH and 13,600 GWH, respectively.

  If the Parent Company sources from NPC more than the baseline quantity for the particular billing period, there will be a corresponding reduction in the settlement amount equivalent to ₱1.51 per kWh multiplied to the excess off take from NPC.

  NPC warrants that it shall reduce the nomination of its capacity to accommodate the Parent Company's IPPs at the contracted minimum energy quantity (MEQ) level. Upon ERC approval of the settlement, NPC shall enter into an Amendatory Dispatch Agreement with the National Transmission Company (TransCo) which shall effectively amend the existing transmission agreements between NPC and the Parent Company for QPPL and FGPC, and which will be stipulated in the transmission agreement to be executed between TransCo and FGP Corp.

- The Parent Company shall pass on to its customers the financial benefit of its IPPs running at the mutually agreed levels, which was estimated at ₱0.25 per kwh (using March 2003 supply month figures). Notwithstanding the pass-through character of the ₱20,050 million settlement liability of the Parent Company, the Settlement Agreement is expected to result to the lowering of rates to consumers.

- In the event the Parent Company purchases electricity beyond the aggregate of the prevailing respective MEQ levels of QPPL, FGPC and FGP Corp., and the baseline quantities from NPC, the Parent Company shall purchase such additional electricity requirements from any supplier, preferably from NPC, in a manner that results in lower costs to consumers, as determined by ERC.

The Settlement Agreement shall take effect upon approval by the ERC for which both parties shall file a petition with the ERC. On November 24, 2003, the Parent Company and NPC filed at the ERC their respective applications for the approval of the Settlement Agreement. The following day, the Parent Company filed a motion for the consolidation of both cases.

In the event ERC disapproves the Settlement Agreement, both Parties shall revert to their respective positions before the mediation. If this happens, the remedy available to both parties, pursuant to the 10-year contract, is arbitration.

Pending approval by the ERC, NPC continues to bill the Parent Company for the difference between the actual and contracted off takes whereas the Parent Company maintains its position of not recognizing the liability. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission.

ii. National Transmission Company (TransCo)

Pursuant to Section 8 of RA No. 9136, TransCo was created and assumed the electrical transmission function of NPC.

iii. FGPC and FGP Corp.

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., a related party of the Parent Company, as the developer of the entire 1,500 MW capacity.

On March 14, 1995 and January 9, 1997, the Parent Company entered into purchased power agreements (Agreements) with independent power producers (IPPs), FGPC and FGP Corp., respectively. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's

point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

iv. QPPL

The Parent Company entered into a Power Purchase Agreement with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the Commercial Operations Date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. On February 22, 2002, the Parent Company and QPPL signed Amendment No. 3 to the Agreement (Amendment No. 3).

In addition to the Amendment No. 3, the Parent Company and QPPL signed on February 22, 2002 a Settlement and Release Agreement, which provides for the release of both parties from existing claims, known and unknown, relating to parties' past performance or nonperformance under the Agreement.

Although the Parent Company and QPPL have signed the Amendment No. 3 and the Settlement and Release Agreement, the effectivity of the Amendment No. 3 and the

Settlement and Release Agreement are subject to the approval of the ERC, the lenders of QPPL and the BOD of the respective parties.

In a letter dated February 26, 2003, the Parent Company informed QPPL that it is contemplating to withdraw the petition for approval of Amendment No. 3 from the ERC due to certain concerns raised by the ERC. On March 4, 2003, the Parent Company filed a Motion to withdraw the petition. Further, negotiations were held by the parties where the Parent Company sought additional concessions. The parties are in the process of drafting an agreement for concessions that may be finally agreed upon. This agreement will also be submitted to ERC for approval.

v. Duracom Mobile Power Company (Duracom)

The Parent Company entered into a power supply agreement with Duracom on September 15, 1993 that will expire on February 25, 2006, the tenth anniversary of the commencement of commercial operations of Duracom's power plant. Under this power supply agreement, the Parent Company has contracted for 108MW of power on a dispatchable basis. On February 26,1998, the Parent Company contracted an additional 108 MW from Duracom. The Parent Company currently sources approximately 1% of its electricity requirements from Duracom.

On November 21, 2003, the ERC provisionally approved a new rate for Duracom which is equal to the weighted average rate to the Parent Company (total of generation and TransCo charges) of NPC, First Gas Power Corporation, FGP Corporation and Quezon Power Philippines Ltd. This new rate took effect in the supply month of December 2003. Previously, Duracom's rate was equal to NPC's selling rate to the Company.

Details of purchased power follow:

	Parent Company	
	Sep 2004	Sep 2003
	(Amounts in Millions)	
NPC and TransCo	**₱43,027**	₱41,555
FGPC and FGP Corp.	**32,926**	31,080
QPPL	**10,259**	10,243
Duracom and others	**2,484**	750
	₱88,696	₱83,628

Total commitments for the purchase of power from FGPC, FGP Corp. and QPPL, including transmission line fees, is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In Kilowatt-Hour)	*(In Millions)*
2004	14,327	67,929
2005	14,297	67,797
2006	14,297	67,797
2007	14,297	67,797
2008 & onwards	246,774	1,168,600

** Based on MEQ rates*

On January 7, 2004, the Parent Company's IPP Independent Review Committee and First Gas/FGP Corp. signed the Amendment to the Power Purchase Agreement (Amendment) between the Parent Company and First Gas/ FGP Corp. The negotiations resulted in a package of concessions worth up to ₱30,000 million, with immediate savings of ₱10,600 million or ₱0.03 per kilowatt-hour for every kilowatt-hour purchased from the First Gas/ FGP Corp. Concessions with immediate value include First Gas shouldering local business and community taxes, while conditional concessions include increasing discounts on excess generation, paying higher penalties for non-performance, and until 2011, not charging the Parent Company for energy delivered beyond the contracted amount but within the 90% capacity quota.

The unrecoverable purchased power cost shown separately as part of "Other income (charges)" in the statements of income relates to the systems loss in excess of the cap allowed under the "Anti-Pilferage of Electricity and Theft of Electric Transmission Lines/Materials Act of 1994" (RA No. 7832) of 9.5%, which the Parent Company is not allowed to recover from its customers. These amounts are shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

b. Rockwell

Rockwell entered into the following contracts related to the construction of "Manansala" condominium project:

- Superstructure works with Summa Kumagai Inc. (SKI) and First Philippine Balfour Beatty, Inc. (FPBB), a subsidiary of FPHC, amounting to a fixed fee of ₱1,680 million, inclusive of all local taxes, overhead, cost of labor and materials and all other costs necessary for the proper execution of the works. Construction works started in April 2003 and expected date of completion is in June 2005.
- Substructure works amounting to a fixed fee of ₱113 million. This was started in October 2002 and was completed in March 2003.

28. Basic Earnings Per Common Share

Basic earnings per common share is calculated by dividing the net income for the period attributable to common shareholders [net earnings (loss) for the period less dividends on preferred shares] by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted earnings (loss) per share, the net income (loss) attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

Income

For the Nine Months Ended	Sep 2004	Sep 2003
	(Amounts in Millions)	
Income from ordinary activities	**₱2,248**	₱640
Cash dividends on preferred stock	**0**	(40)
Earnings (loss) including depreciation on appraisal increase (a)	**2,248**	600
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate (see Note 22)	**440**	472
Earnings (loss) excluding depreciation on appraisal increase (b)	**₱2,688**	₱1,072

Shares

Weighted average common shares – beginning	**999,261,461**	999,261,461
Cancelled subscriptions	**–**	-
Weighted average common shares - basic (e)	**999,261,461**	999,261,461
Number of shares under option – 12th ESOP offering	**4,768,077**	0
Weighted average number of shares that would have been issued at fair value	**0**	0
Adjusted weighted average common shares - diluted	**1,004,029,538**	999,261,461

Basic Per Share Amounts

Net income:		
Including depreciation on appraisal increase (c/e)	**₱2.25**	₱0.600
Excluding depreciation on appraisal increase (d/e)	**2.269**	1.073

Diluted Per Share Amounts

Net Income:		
Including depreciation on appraisal increase (a/e)	**₱2.24**	₱0.60
Excluding depreciation on appraisal increase (b/e)	**2.68**	1.07

The effect of the exercise under the Employee Stock Ownership Plan is dilutive for the period ended September 30, 2004.

29. Other Matters

a. The Parent Company is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Presented below are the Company's foreign currency-denominated monetary assets and liabilities as of December 31, 2003 and 2002, translated at the exchange rates of ₱55.586 and ₱53.254 per US$1, ₱0.5188 and ₱0.4428 per JP¥ 1 and ₱69.3779 and ₱55.1136 per €1, respectively.

	2003				2002
	Foreign Currency			Peso	Peso
	Japanese Yen	Euro	US Dollar	Equivalent	Equivalent
Monetary assets	¥–	€1	$23	₱1,318	₱3,001
Monetary liabilities	7,080	8	585	36,788	39,026
Net	¥7,080	€7	$562	₱35,470	₱36,025

b. RA No. 9136, the "Electric Power Industry Reform Act (Act) of 2001," was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. IRR was approved by the Joint Congressional Power Commission on February 27, 2002.

RA No. 9136 and the IRR have an impact on the industry as a whole and the Parent Company in particular. RA No. 9136 and the IRR also provide for the following: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kilowatt-hour reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Sec. 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file, with the ERC within six months from the effectivity of the Act, TSC negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50 percent of the income from the related business shall be used to lower wheeling charges. The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior.

The ERC has published its Guidelines on the classification of TransCo's sub-transmission assets last November 5, 2003. This document shall determine which subtransmission assets that may be transferred by the TransCo to qualified distribution utilities like Meralco.

Also in accordance with RA No. 9136, the DOE promulgated the WESM Rules on June 28, 2002 after being endorsed by the industry participants. In accordance with the Rules, a Technical Working Group (TWG), in which the Parent Company is a member, was constituted on July 27, 2002 to ensure smooth transition from the promulgation of the Rules to the actual operation the WESM. On August 2003, the TWG endorsed the incorporation of the Philippine Electricity Market Corporation, the entity that will be in charge of the day-to-day operations of the WESM. Meanwhile, on December 5, 2003, the ERC released the draft Price Determination Methodology (PDM) for the WESM for comment. A public consultation on the PDM was conducted by ERC last February 12, 2004.

Electric Power industry participants, including distribution utilities, are mandated to file by the end of 2002 a BSUP for approval by the ERC, pursuant to Section 36 of RA No. 9136 requiring structural and functional unbundling of business activities of electric industry participants. The ERC has, however, extended this deadline. On January 29, 2003, the ERC released for comments the Business Separation Guidelines which provides the framework for the plans to be filed by the industry participants. The Guidelines was finalized and published by the Commission on November 20 and took effect on December 5, 2003. According to the Guideline, distribution utilities' are required to file their proposed BSUP's on or before June 5, 2004.

Based on the initial assessment made by the Company, it is in the process of complying with the provisions of RA No. 9136 and the IRR.

US SEC
File No. 82-3237

EXHIBIT A

US SEC
File No. 82-3237

SEC FORM 17 - C
(Current Report)

US SEC
File No. 82-3237

RECEIVED
2005 JAN -7 A 8:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE - DISCLOSURE DEPARTMENT
RECEIVED
NOV 05 2003

US SEC
File No. 82-3237

#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *November 3, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	599,556,877
Class "B"	399,704,584
Total	999,261,461

Amount of Debt Outstanding: *P104.12 Billion (as of September 30, 2003)*

2003 NOV 3 PM 4 35

US SEC File No. 82-3237

2

11. Item Number reported: *Item 9 (Other Events)*

At the regular meeting of Manila Electric Company (MERALCO) held on October 27, 2003, the Board of Directors approved the deferment of payment of the Third Quarter 2003 cash dividends on preferred shares due to lack of unrestricted retained earnings.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: November 3, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

....OSCAR L. GOMEZ
2003 NOV 28 PM 4:39

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

2003 NOV 28 PM 2 40

1. **Date of Report:** *November 27, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P103.2 Billion (as of October 31, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please be advised that effective December 1, 2003, Mr. JAIME R. CAMACHO, Vice President and Acting Head of Corporate Information Office, will be the Chief Information Officer (CIO) of Manila Electric Company (MERALCO).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: November 27, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

APPLICATION FOR APPROVAL OF THE MERALCO 12th ESOP OFFERING (CENTENNIAL OFFERING)
(Form Type)

/

PW-102
(S. E. C. Registration No.)

MERALCO

US SEC File No. 82-3237

2003 NOV 28 PM 5 18

28 November 2003

ATTY. JUSTINA F. CALLANGAN
Director, Corporate Finance Department
6/F SEC Building, EDSA
Greenhills, Mandaluyong City

Madam:

The MANILA ELECTRIC COMPANY (MERALCO) respectfully requests for approval by the Honorable Commission of MERALCO's Employees Stock Ownership Plan (ESOP) 12th Offering ("Centennial Offering"), and for exemption from registration of the common shares to be issued therein.

MERALCO is a corporation duly organized and existing under Philippine laws, with principal office at Lopez Building, Ortigas Avenue, Pasig City, engaged in the business of supplying electricity within its franchise area, including the Metro Manila area and nearby cities and municipalities.

On 27 July 1989, the Securities and Exchange Commission approved the MERALCO Employees Stock Ownership Plan (ESOP), hereinafter referred to as the "Plan", established by MERALCO and administered by a Board of Administrators to allow and encourage the regular and retired employees to share in the ownership and profits of the Company by giving them the special opportunity to own its common shares of stock at reduced price and on deferred payment basis. Subsequent amendments of the Plan were likewise approved by the Commission. (A copy of the Plan, as last amended on 10 August 1999 is made Annex "A" hereof.)

The Plan covers the sale of MERALCO's authorized and unissued common shares in the aggregate number not to exceed TWENTY FIVE MILLION (25,000,000), consisting of 60% Class "A" and 40% Class "B" shares, as of 16 August 1996, of which about TWELVE MILLION (12,000,000) shares are still available for subscription to date.

On 24 November 2003, the Board of Directors of MERALCO approved the recommendation of the ESOP Board of Administrators to offer for sale in a 12th ESOP Offering ("Centennial Offering") remaining authorized and unissued common shares allocated under the Plan, as part of the Centennial Celebration of the Company this year and to promote the corporate values of productivity, teamwork and *malasakit* among its employees. (A copy of the Secretary's Certificate is made Annex "B" hereof.)

The main features of this Offering are as follows:

Participants	-	All regular employees and retirees-pensioners of the Company.

Ortigas Avenue, Pasig City, 0300 Philippines
Tel. No. (632) 16220 • (632) 631-2222 Web site: http://meralco.com.ph

(Employees who availed of the Pension Conversion Option (PCO), Voluntary Separation Plan (VSP), and Special Retirement Separation Plan (SRSP) are not included in the Offering because of the administrative difficulty in collecting the installments due, considering that they do not receive any monthly pension from which the installments may be deducted.)

Offering Period	-	December 16-31, 2003
Offering Price	-	₱ 13.00 per share (Composite price at 60% Class "A" and 40% Class "B" shares.) (Not less than 80% of the weighted average daily closing market price at the PSE from November 1-30, 2003, as provided in the Plan.)
No. of Shares per Participant	-	A minimum of 100 shares and a maximum number of shares based on 1 month salary or pension, subject to 40% take-home-pay limit.
Payment Period	-	5 years
Effectivity Period	-	March 1, 2004 to February 28, 2009
Holding Period	-	3 years (March 1, 2004 to Feb. 28, 2007)
Maturity	-	February 28, 2009

All other terms and conditions of the Plan, as amended, shall apply.

It is expected that at least fifty per cent (50%) of the remaining 12 million authorized and unissued common shares allocated under the Plan will be subscribed in this Offering at the composite price of ₱13.00 per share.

The Company undertakes to pay for all legal fees in connection with this request, including any amount that may be due arising from a difference between the estimated and the actual number of shares subscribed under the Offering, in addition to the amount paid upon filing of this request.

If other information or documents are necessary for the evaluation and grant of this request, kindly inform us so that we may submit the same and comply with all legal requirements. You may contact us at Tel. Nos. 631-55-67, 1622-3326 and 1622-3327.

We trust that you will give this request your prompt and most valued attention. Thank you.

Very truly yours,

ANTHONY V. ROSETE
Assistant Corporate Secretary &
Member, ESOP Board of Administrators

ANNEX "A"

MERALCO EMPLOYEES STOCK OWNERSHIP PLAN

1.0 THE PLAN

1.1 The PLAN shall be known as the "MERALCO EMPLOYEES STOCK OWNERSHIP PLAN."

2.0 THE OBJECTIVE

2.1 The objective of the PLAN is to allow and encourage regular and retired employees of Meralco to share in the ownership and profits of the Company by giving them special opportunity to own common shares of stock of Meralco at a reduced price and on a deferred payment basis.

3.0 COVERAGE OF THE PLAN

3.1 The PLAN covers the sale of Meralco's authorized and unissued common shares in the aggregate number not to exceed TWENTY FIVE (25) MILLION common shares consisting of:

- The original Five (5) Million common shares covered by the PLAN as approved by the Securities & Exchange Commission (SEC) on July 27, 1989 and as amended on July 22, 1992;
- The additional shares not to exceed Ten (10) Million common shares covered by the PLAN as approved by the SEC on August 19, 1993; and
- The additional shares not to exceed Ten (10) Million common shares covered by the latest amendment to the PLAN as approved by the SEC on August 16, 1996, without prejudice to asking for approval for a greater number of shares in case the need will arise in the future.

4.0 OFFERING PERIOD

4.1 The Board of Administrators may determine subsequent offerings for the remaining unsold common shares. All applications to purchase must be submitted to the Board of Administrators within the offering period. Upon acceptance of the application, a contract of sale called "Stock Purchase Agreement" shall be executed between the Board of Administrators and the Applicant.

US SEC
File No. 82-3237

5.0 PARTICIPANTS

5.1 All regular employees of Meralco and its subsidiaries and affiliates, and retirees of Meralco during the offering period may participate in this PLAN. Retirees of Meralco shall be classified as pensioners (those receiving monthly pension) and non-pensioners (those who have availed of the Pension Conversion Option.)

5.2 Members of the Board of Directors who are not employees or retirees of Meralco are not eligible to participate in this PLAN.

6.0 NUMBER OF SHARES PER PARTICIPANT

6.1 Subject to further limitations under Section 6.3, the maximum value of shares a participant may subscribe to must not exceed an employee's six (6) months compensation or a retiree's twelve (12) months pension.

The total number of shares a participant may subscribe to shall be subject to the limitations provided for in Meralco's Articles of Incorporation and By-Laws.

6.2 Based on the foregoing and subject to the limitations under Section 6.3, the maximum number of shares an employee can subscribe to shall be determined by the following formula:

$$\text{Maximum No. of Shares per Employee} = \frac{\text{Monthly Compensation} \times 6}{\text{Purchase Price per Share}}$$

$$\text{Maximum No. of Shares per Retiree} = \frac{\text{Monthly Pension} \times 12}{\text{Purchase Price Per Share}}$$

A fraction of a share shall be dropped. As used in the formula, "Purchase Price Per Share" shall be computed in the manner provided by Section 7.

6.3 An employee can purchase only such number of shares whose aggregate value is within the employee's take-home-pay limit. The take-home-pay limit shall be a certain percentage (as may be annually fixed by Meralco's Management Committee) of the employees' latest monthly take-home-pay computed based on the employee's latest monthly compensation (including salaries and all regular allowances) less all regular deductions.

A retiree is exempted from complying with the take-home pay limit.

6.4 Minimum number of shares that a participant may subscribe to shall be twenty-five (25) shares. A participant may purchase twenty-five (25) shares, which shall not be subject to the limitations defined in Section 6.3 of this PLAN only during his first subscription.

6.5 If the total number of shares applied for by all participants exceeds the number of shares made available under an offering, the number of shares per participant shall be reduced proportionately to the total available shares. This provision does not apply to a participant who purchases twenty-five (25) shares for the first time.

6.6 If the total number of shares applied for by all participants is less than the number of shares made available under an offering, the balance of the unsold shares shall be offered in subsequent offerings under the PLAN under the terms and conditions to be determined by the Board of Administrators.

7.0 PURCHASE PRICE PER SHARE

7.1 The Purchase Price Per Share shall not be less than 80% of the weighted average daily closing market price at the Philippine Stock Exchange during 30-day calendar period that ends two (2) weeks before the start of the offering period.

8.0 METHOD OF PAYMENT

8.1 Payments shall be made available within a period of five (5) years, without interest, as follows:

a) For employees-one hundred twenty (120) equal and consecutive semi-monthly installments;

b) For pensioners – sixty (60) equal and consecutive monthly installments;

c) For non-pensioners – ten (10) equal and consecutive installments, each installment to be paid every six (6) months in advance; or sixty (60) equal and consecutive monthly installments through automatic deduction from Meralco Savings and Loan Association, Inc. (Mesala) savings account. Provided that a non-pensioner has the additional option to pay the entire purchase price in a single payment.

8.2 No prepayments shall be allowed within the holding period from purchase date. A participant may prepay the balance of the aggregate purchase price after the holding period from the purchase date except when the participant is under investigation for an offense punishable by dismissal and as provided in Sections 9.0 and 10.0 of this PLAN. The holding period for an offering shall be determined by the Board of Administrators.

8.3 Payments of employees and pensioners shall be made through payroll deductions and any deficiency shall be paid in cash. Non-pensioners shall have the following payment

options: (1) outright cash payment; (2) post dated checks; (3) automatic deduction from Mesala savings account.

8.4 If an employee is granted a leave of absence without pay or is on sick leave without pay, he may suspend payments during such leave but shall resume payments upon his return on a restructured basis such that he completes payment for all the shares purchased within five (5) years after the date of purchase.

8.5 If an employee is suspended, he shall within five (5) days upon reinstatement of his salary, pay the deficiency by a lump sum amount and resume regular installment payments.

9.0 WITHDRAWAL FROM THE PLAN

9.1 A participant who cancels his participation in any stock offering under the PLAN has the following options:

a) If the cancellation occurs within the holding period from purchase date, cancel his purchase and receive a refund based on the offering price or closing price on the date of cancellation, whichever is lower, less all cash dividends (net of taxes, if any) and cancellation fee, as determined by the Board of Administrators. Stock dividends pertaining to the cancelled shares shall revert to the PLAN.

b) If the cancellation occurs after the holding period from purchase date, the participant may

i) exercise his option under Section 9.1 of this PLAN; or

ii) cancel only a part of his purchase by converting his payments into fully paid shares. The participant shall be entitled only to the cash and stock dividends corresponding to the fully paid shares and shall return all dividends corresponding to the cancelled shares; or

iii) prepay the outstanding purchase price.

10.0 SEPARATION FROM THE COMPANY

10.1 In case of retirement, a participant has the following options:

a) Continue payment for his purchase through deductions from his pension. Any deficiency in monthly installments not covered by deductions from his pension shall be paid in cash; or

b) Withdraw from the PLAN as provided for in Section 9.1 of this PLAN.

10.2 In case of death of a participant who is a regular Meralco employee or retiree, the outstanding purchase price shall be deemed fully paid and the stock certificate/s shall be released to the participant's lawful heir/s in accordance with the provisions of the law on inheritance, the Tax Code, and all other applicable regulations.

In case of death of a participant from the Meralco subsidiary or affiliate, his heirs may within sixty (60) days from the participant's death, withdraw from the PLAN. In such case, options under Section 9.1.b shall apply even if withdrawal from the PLAN is made within the holding period from purchase date.

10.3 In case of resignation or involuntary lay-off, the following shall apply:

a) If the resignation or involuntary lay-off occurs within the holding period from purchase date, the purchase is deemed automatically cancelled with the same effects as provided for in Section 9.1.a of this PLAN; and

b) If the resignation or involuntary lay-off occurs after the holding period from purchase date, the participant shall withdraw from the PLAN as provided for in Section 9.1.b of this PLAN.

10.4 In case of dismissal for a cause, the purchase is deemed automatically cancelled with the same effects as provided for in Section 9.1.a of this PLAN.

11.0 DEFAULT

11.1 If a participant fails to pay his amortization on time, or if he fails to exercise his options as defined in Sections 9 and 10 of this PLAN, the Board of Administrators shall immediately advise the participant in writing.

If within seven (7) days from the date the participant received the notice, the participant fails to pay his overdue accounts or exercise his options as defined in Sections 9 and 10 of this PLAN, the participant is deemed in default and his purchase is considered automatically cancelled.

In such an event, the participant shall receive a refund based on the offering price or closing price on the date of cancellation, whichever is lower, less all cash dividends (net of taxes, if any) and cancellation fee, as determined by the Board of Administrators. Stock dividends pertaining to the cancelled shares shall revert to the PLAN.

12.0 RIGHTS

12.1 Once the Board of Administrators approves the participant's purchase, he becomes entitled to all cash and stock dividends declared on the shares except in cases as defined in Sections 9.0 and 10.0 of this PLAN.

12.2 Cash Dividends shall be remitted to the participant while stock dividends shall be held in escrow by the Board of Administrators until the shares have been fully paid.

12.3 Voting rights on all purchased shares and all shares resulting from the declaration of stock dividends shall be exercised by the Board of Administrators.

13.0 PREPAYMENT AND TRANSFERABILITY

13.-1 The shares cannot be pledged, transferred or encumbered within the holding period from the purchase date. Such pledge, transfer, or encumbrance shall not be recognized and the Board of Administrators may cancel the rights of the employee to purchase such shares under this PLAN.

The Board of Administrators shall deliver to a participant his stock certificates free and unencumbered only after the shares have been fully paid. However, heirs of a deceased participant who exercise options under Section 10.2 of this PLAN shall be issued free and unencumbered stock certificates corresponding to fully paid shares even within the holding period from purchase date.

Violation on Rule 13.1 of this PLAN shall result in the cancellation of subscriptions and disqualification to participate in any ESOP offerings.

14.0 NO WAIVERS

14.1 The Board of Administrators' delay in exercising or omission to exercise any right, power or remedy accruing to the Board of Administrators upon default or violation by a participant under the PLAN shall not impair any such right, power or remedy or be construed as a waiver thereof. Neither shall the action of the Board of Administrators in respect of any such default or violation, affect or impair any right, power or remedy of the Board of Administrators in respect of any other default or violation of other participants.

15.0 ADMINISTRATION OF THE PLAN

15.1 This PLAN shall be administered by a Board of Administrators composed of five (5) members who shall be appointed by the President of Meralco.

15.2 The Board shall oversee the implementation of this PLAN and shall decide on any matter, which may arise regarding its implementation. Its decision shall be final.

16.0 PENALTIES ON VIOLATION OF RULES

16.1 The Board of Administrators may cancel the participant's ESOP privileges if he is found to have violated any of the rules of this PLAN.

ANNEX "B"

SECRETARY'S CERTIFICATE

I, GIL S. SAN DIEGO, a duly elected, qualified and incumbent Assistant Corporate Secretary of the Manila Electric Company (MERALCO), a corporation duly organized and existing under and by virtue of the laws of the Philippines, do hereby certify that:

At the regular meeting of the Board of Directors of the Company duly convened and held on November 24, 2003, at which meeting a quorum was present, acted throughout and voted, the following resolution was approved and that said resolution is in full force and effect on the date hereof:

"RESOLVED, that the Board of Directors hereby approves the recommendation of the Employees Stock Ownership Plan (ESOP) Board of Administrators to offer for sale in a 12th ESOP Offering (referred to as the "Centennial Offering") remaining authorized and unissued common shares of the Company allocated under the Plan, consisting of 60% Class "A" and 40% Class "B" shares, as part of the Centennial Celebration this year and to promote the corporate values of productivity, teamwork and *malasakit* among the employees.

The main features of this Offering are as follows:

Participants	-	All regular employees and retirees-pensioners of the Company. (Employees who availed of the Pension Conversion Option (PCO), Voluntary Separation Plan (VSP), and Special Retirement and Separation Plan (SRSP) are not included in the Offering because of the administrative difficulty in collecting the installments due, considering that they do not receive any monthly pension from which the installments may be deducted.)

US SEC
File No. 82-3237

Offering Period	-	December 16-31, 2003
Offering Price	-	₱ 13.00 per share (Composite price at 60% Class "A" and 40% Class "B" shares.) (Not less than 80% of the weighted average daily closing market price at the PSE from November 1-30, 2003, as provided in the Plan).
No. of Shares Per Participant	-	A minimum of 100 shares and a maximum based on 1 month salary or pension, subject to 40% Take-Home-Pay Limit.
Payment Period	-	5 years
Effectivity Period	-	March 1, 2004 to February 28, 2009
Holding Period	-	3 years (March 1, 2004 to February 28, 2007)
Maturity	-	February 28, 2009

All other terms and conditions of the Plan, as amended, shall apply."

"RESOLVED, FURTHER, that the ESOP Board of Administrators or any of its members be authorized, as each of them is hereby authorized, to sign, execute and deliver whatever appropriate application, request, or document may be necessary or required for the approval of the said Offering by the Securities and Exchange Commission (SEC)."

WITNESS THE SIGNATURE of the undersigned as such officer of the Company and its corporate seal hereunto affixed on this 28h day of November 2003.

GIL S. SAN DIEGO
Assistant Corporate Secretary

SUBSCRIBED AND SWORN to before me this 28th day of November 2003, affiant exhibiting to me his Community Tax Certificate No. 15590006, issued at Quezon City, on January 21, 2003.

MARIA ZARAH R. VILLANUEVA
NOTARY PUBLIC
UNTIL DECEMBER 31, 2003
PTR NO. 1376528
PASIG CITY, METRO MANILA
JANUARY 2, 2003

Doc. No. 205 ;
Page No. 54 ;
Book No. VI ;
Series of 2003.

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *December 1, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P103.2 Billion (as of October 31, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

1. *On November 27, 2003, Meralco filed its claim for recovery of excess income tax as a consequence of the Order of the Supreme Court to refund to Meralco customers the amount of P0.167 per kWhrs. beginning February 1994 until April 30, 2003, as contained in the claim letter dated November 20, 2003 hereto attached for ready reference.*

2. *The Energy Regulatory Commission (ERC) approved Meralco's application for rate adjustment based on the appraisal of property as of December 31, 2003 through an Order issued on November 27, 2003, a copy of which is attached for ready refeerence.*

3. *The ERC issued an Order dated November 24, 2003 directing Meralco to commence the implementation of Phase III of the refund scheme starting January 1, 2004 until June 30, 2004. Meralco is presently evaluating the financial and legal implications of the Order.*

4. *Meralco filed an Application with the SEC for approval of the Meralco 12th ESOP Offering and amendment of the existing ESOP implementing guidelines, a copy of the application is attached for ready reference.*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: December 1, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO

20 November 2003

HON. GUILLERMO PARAYNO
Commissioner
Bureau of Internal Revenue
National Building Office
Diliman, Quezon City

Re: Claim for Recovery of Excess Income Tax

Dear Commissioner Parayno:

This is a formal claim for the recovery of excess income tax paid by the Manila Electric Company for the taxable years 1994-1998 and 2000-2001 in the total amount of ₱ 7,107,534,282, broken down as follows:

YEAR	AMOUNT
1994	₱ 771,419,706.00
1995	906,040,632.00
1996	1,017,121,795.00
1997	1,094,989,154.00
1998	1,127,872,876.00
2000	1,118,544,101.00
2001	1,071,546,018.00
TOTAL	**₱ 7,107,534,282.00**

I. Antecedent Facts

The Manila Electric Company ("Meralco" for brevity) is a domestic corporation duly organized and existing under Philippine laws, with principal office at Lopez Building, Meralco Center, Ortigas Avenue, Pasig City, Metro Manila, engaged in the distribution of electric power in Metro Manila and adjacent areas.

As such, it pays income tax on income derived from its business during each taxable year under Taxpayer Identification No. (TIN) 000-101-528.

On 23 December 1993, Meralco filed with the then Energy Regulatory Board (ERB)[1] an application for the revision of its rate schedules, docketed as ERB Case No. 93-118.[2] The application reflected an average increase of ₱0.21 per kilowatthour (kwh) in its basic

1 Now Energy Regulatory Commission (ERC).

2 ERC Case No. 2001-243.

distribution charge, with a prayer for a provisional approval of the increase. At that time, Meralco's average rate was ₱2.812 per kwh.

On 28 January 1994, the ERB issued an Order granting a provisional increase of ₱0.184 per kwh, subject to the condition that in the event the ERB finds, after hearing and evaluation, that Meralco is entitled to a lesser increase in rates, all excess amounts collected by Meralco shall be refunded to its customers or credited in their favor for future consumption (a xerox copy of the Order is made Annex "A" hereof).

Thus, for the taxable years 1994-1998 and 2000-2001, Meralco paid income tax on its taxable income derived from gross revenue computed in accordance with the provisional increase of ₱0.184 per kwh, as follows:

YEAR	KWH SALES	GROSS ELECTRIC REVENUE	TAXABLE INCOME	INCOME TAX PAID
1994	13,502,579,716	₱ 43,672,489,187	₱ 5,277,676,049	₱ 1,847,186,617
1995	15,876,133,174	46,629,533,007	6,036,169,086	2,112,659,180
1996	17,810,348,882	56,630,303,514	7,432,351,531	2,601,323,036
1997	19,179,781,966	66,593,534,100	7,403,742,914	2,591,310,020
1998	20,306,090,877	80,680,886,606	6,946,399,606	2,361,775,866
2000	21,880,741,235	103,045,423,416	4,869,247,048	1,558,159,055
2001	22,689,258,495	128,726,928,240	4,012,193,155	1,283,901,810
TOTAL	**131,244,934,345**	**₱ 525,979,098,070**	**₱ 41,977,779,389**	**₱ 14,356,315,584**

(A xerox copy each of the Annual Income Tax Returns filed for the taxable years mentioned are made Annexes "B-1", "B-2", "B-3", "B-4-A", "B-4-B", "B-5", "B-6" and "B-7" hereof.)

On 16 February 1998, however, the ERB rendered its Decision granting Meralco an increase in rates by only ₱0.017 per kwh and ordering Meralco to refund or credit to its customers the amount of ₱0.167 per kwh beginning February 1994 (a xerox copy of the Decision is made Annex "C" hereof).

Meralco appealed the decision to the Court of Appeals, which rendered its Decision dated 24 February 1999 in CA-G.R. SP No. 46888 reversing the ERB decision.

On appeal by the ERB, however, the Supreme Court rendered its Decision dated 15 November 2002 in G.R. Nos. 141314 and 141369 reversing the Court of Appeals decision and upholding the previous ERB decision. Thus:

> "WHEREFORE, in view of the foregoing, the instant petitions are GRANTED and the decision of the Court of Appeals in C.A. G.R. SP No. 46888 is REVERSED. Respondent MERALCO is authorized to adopt a rate adjustment in the amount of ₱ 0.017 per kilowatthour , effective with respect to MERALCO's billing cycles beginning February 1994. Further, in accordance with the decision of the ERB dated February 16, 1998, the excess average amount of ₱ 0.167 per kilowatthour starting with MERALCO's billing cycles beginning February 1994 is ordered to be refunded to MERALCO's customers or correspondingly credited in their favor for future consumption." [As amended by Supreme Court Resolution dated 20 November 2002.]

(A xerox copy each of the Decision dated 15 November 2002 and Resolution dated 20 November 2002 are made Annexes "D" and "D-1" hereof, respectively.)

On 9 April 2003, the Supreme Court denied with finality Meralco's motion for reconsideration, after which the decision of the High Court became final and executory on 5 May 2003 (a xerox copy of the Entry of Judgment is made Annex "E" hereof).

Meralco is now in the process of implementing the mandated refund or credit to future consumption of the average amount of ₱0.167 per kwh collected during the period from February 1994 up to May 2003, in accordance with the guidelines approved by the Energy Regulatory Commission (ERC).

As a result of the refund or credit to future consumption of ₱0.167 per kwh mandated by the Supreme Court, Meralco's gross electric revenue from its kilowatthour sales during the taxable years 1994-1998 and 2000-2001 is necessarily reduced by ₱0.167 per kwh. With the reduced gross revenue, Meralco's income tax liability during the same period is likewise necessarily diminished. Thus, Meralco paid income tax in excess of the tax actually due for the taxable years 1994-1998 and 2000-2001 in the total amount of ₱7,107,534,282.00, as follows:

YEAR	KWH SALES	ORIGINAL GROSS ELECTRIC REVENUE	REDUCED GROSS ELECTRIC REVENUE	DIFFERENCE
1994	13,502,579,716	₱ 43,672,489,187	₱ 41,423,452,143	₱ 2,249,037,044
1995	15,876,133,174	46,629,533,007	43,988,015,127	2,641,517,880
1996	17,810,348,882	56,630,303,514	53,664,933,851	2,965,369,663
1997	19,179,781,966	66,593,534,100	63,401,145,898	3,192,388,202
1998	20,306,090,877	80,680,886,606	77,295,913,987	3,384,972,619
2000	21,880,741,235	103,045,423,416	99,478,637,377	3,566,786,039
2001	22,689,258,495	128,726,928,240	125,027,832,648	3,699,095,592
TOTAL	**131,244,934,345**	**₱ 525,979,098,070**	**₱ 504,279,931,031**	**₱ 21,699,167,039**

YEAR	ORIGINAL TAXABLE INCOME	REDUCED TAXABLE INCOME	INCOME TAX ORIGINALLY PAID	INCOME TAX ACTUALLY DUE	EXCESS INCOME TAX
1994	₱ 5,277,676,049	₱ 3,073,619,745	₱ 1,847,186,617	₱ 1,075,766,911	₱ 771,419,706
1995	6,036,169,086	3,447,481,566	2,112,659,180	1,206,618,548	906,040,632
1996	7,432,351,531	4,526,289,260	2,601,323,036	1,584,201,241	1,017,121,795
1997	7,403,742,914	4,275,202,476	2,591,310,020	1,496,320,866	1,094,989,154
1998	6,946,399,606	3,629,126,440	2,361,775,866	1,233,902,990	1,127,872,876
2000	4,869,247,048	1,373,796,730	1,558,159,055	439,614,954	1,118,544,101
2001	4,012,193,155	387,079,475	1,283,901,810	212,355,792	1,071,546,018
TOTAL	**₱41,977,779,389**	**₱20,712,595,692**	**₱14,356,315,584**	**₱7,248,781,302**	**₱7,107,534,282**

(Amended Annual Income Tax Returns for the purpose of reflecting the reduced gross electric revenue, reduced taxable income, income tax due, and excess income tax paid for the taxable years 1994-1998 and 2000-2001 are made Annexes "F-1", "F-2", "F-3", "F-4", "F-5", "F-6" and "F-7" hereof.)

Incidentally, the audit and examination of Meralco's books of accounts for the said years have been conducted and terminated by the Bureau of Internal Revenue.

The mandated Supreme Court refund also reduced Meralco's gross revenue from kilowatthour sales and income tax liability for the taxable years 1999, 2002 and 2003. The Company, however, has opted to carry over and credit the excess income tax payments for said years pursuant to Section 76[3] of the of the National Internal Revenue Code of 1997. Such excess income tax payments are therefore excluded from the present claim for recovery.

II. Legal Basis of Claim

The most basic and transcendental right protected by the Bill of Rights is the guarantee that "No person shall be deprived of life, liberty, or property without due process of law, nor shall any person be denied by the equal protection of the laws." (Sec. 1, Art. III, Constitution). It is likewise the first and most compelling limitation on the exercise of government authority mandated by the Constitution.

As additional safeguard to this constitutional right to property, the New Civil Code prescribes that:

> "Art. 22. Every person who through an act of performance by another, or any other means, acquires or comes into possession of something at the expense of the latter without just or legal ground, shall return the same to him."
>
> "Art. 2154. If something is received when there is no right to demand it, and it was unduly delivered through mistake, the obligation to return it arises."

Thus, in cases of this nature, the Supreme Court has incisively and judiciously ruled that "under the principle of *solutio indebiti* provided in Art. 2154, Civil Code, the BIR received something when there was no right to demand it, and thus the obligation to return arises. Heavily militating against Respondent Commissioner is the ancient principle that no one, not even the state, shall enrich one oneself at the expense of another. Indeed, simple justice requires the speedy refund of the wrongly held taxes." (Citibank, N.A. vs. Court of Appeals, 280 SCRA 459, 475 [1997]).

---

3 The pertinent provision of Section 76 states:

"In case the corporation is entitled to a tax credit or refund of the excess estimated quarterly income taxes paid, the excess amount shown on its final adjustment return may be carried over and credited against the estimated quarterly income tax liabilities for the taxable quarters of the succeeding taxable years. Once the option to carry over and apply the excess quarterly income tax has been made, such option shall be considered irrevocable for that taxable period and no application for cash refund or issuance of a tax credit certificate shall be allowed therefor." (2nd paragraph).

"Substantial justice, equity and fair play are on the side of the petitioner. Technicalities and legalisms, however exalted, should not be misused by the government to keep money not belonging to it and thereby enrich itself at the expense of its law-abiding citizens. If the State expects its taxpayers to observe fairness and honesty in paying their taxes, so must it apply the same standard against itself in refunding excess payments of such taxes. Indeed, the State must lead by its own example of honor, dignity and uprightness." (BPI-Family Savings Bank, Inc. vs. Court of Appeals, 330 SCRA 507, 518 [2000]).

"It would seem unedifying for the government, that knowing it has no right at all to collect or to receive money for alleged taxes paid by mistake, it would be reluctant to return the same." (Ramie Textiles, Inc. vs. Mathay, Sr., 89 SCRA 586, 592 [1979]).

The prescriptive period for the recovery of erroneously or illegally collected tax under the principle of *solutio indebiti* is six (6) years, pursuant to Article 1145 of the New Civil Code. The counting of this period should be reckoned from 5 May 2003 when the Supreme Court decision mandating the ₱0.167 per kwh refund became final and executory. It was only then that Meralco's right of action for the recovery of excess income tax payment accrued because the existence of any excess income tax payment arising from the mandated refund could be determined only after the finality of the Supreme Court decision.

Hence, the filing of the present claim is well-within the prescribed period.

We therefore respectfully request that the amount of ₱7.107,534,282 representing excess income tax payments for the taxable years 1994-1998 and 2000-2001 be refunded to Meralco or a tax credit certificate for the said amount be issued in its favor.

If other documents or evidence are necessary for the evaluation and grant of our claim, kindly inform us accordingly so that we can present them to you or your authorized representative. We shall be willing to discuss the matter with you or your authorized representative at your convenience and to comply with all legal requirements to expedite the processing and proper disposition of our claim.

We trust that you will give this request your most valued attention and judicious consideration.

Very truly yours,

JESUS P. FRANCISCO
President & Chief Operating Officer

VERIFICATION AND CERTIFICATION

I, GIL S. SAN DIEGO, subscribing under oath, depose and state that:

1. I am a Vice President, Head of Legal Services, and Assistant Corporate Secretary of the Manila Electric Company ("Meralco"), claimant of the subject excess income tax payment;

2. I caused the preparation of the foregoing claim and the allegations therein are true and correct of my own knowledge and based on existing records;

3. I attest to the authenticity of the annexes thereto;

4. I am duly authorized by the Board of Directors of the Company (copy of Secretary's Certificate attached) to certify that the petitioner has not commenced any other action or proceeding involving the same issues in the Supreme Court, Court of Appeals or other tribunal or agency of the government; and

5. To the best of my knowledge, no such action or proceeding is pending before said courts, tribunal or agency; and in the event I hereafter learn that a similar action has been filed or is pending before said courts, tribunal or agency, I undertake to report such fact within five (5) days therefrom to this Office.

NOV 21 2003

IN WITNESS WHEREOF, I have hereunto affixed my signature this ____th day of November 2003.

GIL S. SAN DIEGO
Affiant

NOV 2[illegible] 2003

SUBSCRIBED AND SWORN to before me this ____th day of November 2003, affiant exhibiting to me his Community Tax Certificate No. 15590006 issued on 21 January 2003 at Quezon City.

Doc. No. 185;
Page No. 38;
Book No. XX;
Series of 2003.

ANGELO G. MEDINA
NOTARY PUBLIC
UNTIL DECEMBER 31, 2004
PTR NO. 1378512
PASIG CITY, METRO MANILA
JANUARY 2, 2003

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR APPROVAL OF REVISED RATE SCHEDULES AND APPRAISAL OF PROPERTY WITH PRAYER FOR PROVISIONAL AUTHORITY

ERC CASE NO. 2003-480

MANILA ELECTRIC COMPANY, (MERALCO)
Applicant.

x -x

DOCKETED
Date: NOV 20 2003
By: [illegible]

ORDER

On October 10, 2003, applicant Manila Electric Company (MERALCO) filed an application with this Commission for the approval of its proposed rate schedules, and correlatively, the appraisal of its properties. MERALCO seeks a provisional and immediate approval *ex parte* of the application, invoking Section 16 (c) of the Public Service Act, Section 8 of Executive Order No. 172 and Section 4 (e) of the Implementing Rules and Regulations of Republic Act No. 9136 otherwise known as the Electric Power Industry Reform Act of 2001 (EPIRA).

In support of its application, as well as its prayer for the immediate issuance of a provisional authority, MERALCO alleged, among others, that:

a.) in establishing MERALCO's newly approved unbundled rates, although implemented only last June 2003, the Commission used as basis the following:

i) as prescribed by the Implementing Rules and Regulations of Republic Act No. 9136 (R.A. 9136), the Test Year used was the year 2000. Accordingly, revenues and expenses were based on audited financial statements of MERALCO for the year ended December 31, 2000;

ii) the assets of MERALCO considered as component of the Rate Base were those existing as of December 31, 1998, valued using the prevailing exchange rate as of September 17, 1999 of P40.081 to US$1, as appraised by the Asian Appraisal Company, Inc., (AACI) plus net additions in 1999 and 2000, as well as construction work in progress as of December 31, 2000 which were placed in service up to February 2003. This component of the rate base amounted to P76,838,084,457; and

iii) as prescribed in the Uniform Filing Requirements (UFR), the Return on Rate Base (RORB) allowed was based on MERALCO's Weighted Average Cost of Capital (WACC) for the test year 2000, determined by the Commission to be 15.5%;

b.) MERALCO is now updating the value of its rate base by submitting in support of its application a new appraisal report by AACI on the valuation of its fixed assets existing as of December 31, 2002, using the prevailing exchange rate of P53.096 to US$1 which results to an P85.8 Billion rate base as compared to the previously established P76,838,084,457 under ERC Case Nos. 2001-646 and 2001-900;

c.) the inability of MERALCO to secure an adjustment in its rates for a number of years (the last rate adjustment of May 30, 2003, came nine (9) years later) has caused financial difficulties for MERALCO, specifically its cash flows, resulting to among others, breaches of loan covenants and a projected P3 Billion cash deficit;

d.) due to budget constraints, not all of the necessary electric capital projects of MERALCO were undertaken, as shown in the table hereunder:

MERALCO ESP-ECP
PROPOSED BUDGETS AND ACTUAL EXPENDITURES
For the Years 1999—2003
(In Thousands)

Year	ESP-ECP Proposed Budget	ECP Actual Expenditures
1999	8,330,069	5,086,200
2000	8,491,014	4,363,000
2001	9,940,922	5,922,900
2002	8,733,101	5,926,300
2003	8,640,468	3,992,374
TOTAL	**44,135,574**	**25,290,774**
DIFFERENCE (Planned vs. Actual)	**P18,844,800**	

e.) as a result of the lower amounts available for capital expenditures, as shown in the above table, certain necessary electric capital projects (42 in number) had to be deferred, the effect of which may not be immediately manifest but which cumulatively affect the ability of MERALCO to provide safe and reliable service;

f.) in view of its severe financial difficulties, MERALCO has already breached covenants in its loan agreements relating to creditor ratios resulting to its credit rating going down to CC, from BB+ in 1999;

g.) because of said loan covenant breaches and lower credit rating, MERALCO has been unable to secure additional borrowings or longer roll-overs of its short term loans;

h.) MERALCO proposes an average rate adjustment of 13.58 centavos per kWh in its combined Distribution, Supply and Metering Charges, or a 2.27% increase in its present average selling rate of P5.9894; and

i.) for purposes of implementing said proposed rate, MERALCO submitted for the Commission's consideration three (3) alternative rate designs.

COMMISSION DISCUSSIONS AND CONCLUSIONS

With regard to the last rate adjustment of MERALCO under ERC Case Nos. 2001-646 and 2001-900, the Commission recognizes its right to use year 2000 as test year pursuant to the IRR of the EPIRA (R.A. 9136) and the UFR. Consequently, the Commission must likewise recognize the use of not only the

income and expenses of year 2000 as a basis but also the appraised value of its assets as of the same year. However, the computation of the rate base used in the aforementioned cases took into account the appraisal of MERALCO's assets as of December 31, 1998 valued using the exchange rate of September 17, 1999 of P40.081 to US$1 rather than a more current appraisal as of the year 2000 which, as borne by the records of the aforementioned cases, was rejected by the Commission. It bears stressing at this point that the exchange rate used in determining MERALCO's rate base in the aforementioned cases was P40.081 to US$1 as compared to the 2002 exchange rate of P53.096 to US$1 or a difference of more than 32%.

The Commission notes that MERALCO's assets were last appraised in the year 1998, while the appraisal that was submitted in support of the instant application was one conducted on its existing assets as of December 31, 2002 or more than three (3) years later . Relative thereto, Section 43 of R.A. 9136 provides as follows:

> "Section 43. Functions of the ERC
>
> x x x
>
> (f) x x x
>
> (i) For purposes of determining the rate base, the TRANSCO or any distribution utility **may be allowed to revalue its eligible assets not more than once every three (3) years** by an independent appraisal company; x x x " (Underscoring Supplied)

Considering the above provision of law allowing a utility to revalue its eligible assets every three (3) years, the Commission is constrained to consider the year 2002 appraisal submitted by MERALCO in support of its application, the same being in accordance with the law.

As to MERALCO's claim that its present financial conditions has resulted to the deferral of major capital projects, the same is well taken. As shown in the above table, the discrepancy between its planned and actual capital projects undertaken (P18.8 Billion worth of planned projects were not undertaken) is glaring. The Commission is alarmed by the inability of MERALCO to meet its required capital expenditures because the same would mean its inability to render efficient, reliable and quality service to its customers. The inability of MERALCO to construct much needed capital projects to meet its customers' growing demand and at the same time ensure reliability and efficiency of its existing system will ultimately be to the prejudice of the consumers. Failure of the Commission to recognize this fact would be tantamount to being remiss in its duty of protecting consumer interest.

All things considered, it appears indubitable to the Commission that MERALCO does not have the financial capability to undertake the forty two (42) major capital projects adverted to in its application. In view of the critical nature of these projects, the bulk of which addresses system overloads, the Commission is

reasonably convinced that deferral of these projects would cumulatively impair MERALCO's ability to continue to provide safe and reliable service to its customers, which the Commission is not inclined to put at risk.

The Commission is aware of the fact that MERALCO's present condition has resulted to its failure to meet its maturing debt obligations. In this regard, the Commission takes particular note of the deterioration of MERALCO's credit rating, as reflected in reports of an independent international credit rating agency, Standard and Poor's Ratings Services. As a natural consequence, this makes it more difficult for MERALCO to secure new borrowings and to renew existing debts. Said inability could mean the financial demise of the utility with all its consequent deleterious effect on the consuming public. In this regard, the Commission as a regulator is reminded of its mandate to likewise balance the interest of the consumer with that of the utility providing it service.

Finally, MERALCO alleged that its Weighted Average Cost of Capital (WACC) for the year 2002 was 15.92%, as shown by computations it submitted together with published calculations of several multinational investment analysts. It must be noted that MERALCO's proposed WACC is 42 basis points higher than the one previously approved by the Commission in MERALCO's last rate adjustment (15.5%). The Commission cannot as of this point make a determination of the propriety of the proposed WACC. The data and information submitted by MERALCO in support of the same is found insufficient by the

Commission to justify a 15.92% WACC. Accordingly, the Commission at this time rejects the 15.92% WACC and deems it prudent to apply the WACC of 15.5% (which was established in ERC Case Nos. 2001-646 and 2001-900), without prejudice to a further study thereof.

In view of all the foregoing, this Commission finds that the provisional approval of the application for rate adjustment is warranted. Taking into consideration MERALCO's 2002 revalued rate base and the continued use of 15.5% WACC results in an average increase of 12 centavos per kWh instead of the 13.58 centavos per kWh prayed for by MERALCO in its application.

With respect to rate design, this Commission will as much as possible adhere to the principle underlying cost of service.

WHEREFORE, considering all the foregoing, this Commission, pursuant to Section 8 of Executive Order No. 172 and Section 4 (e) of the Implementing Rules and Regulations of the EPIRA (R.A. 9136), hereby provisionally authorizes applicant Manila Electric Company (MERALCO) to adopt and implement the attached rate schedules embodying a rate adjustment in the average amount of **TWELVE (12) CENTAVOS** per kWh, effective with respect to its billing cycles beginning January 2004. The impact of this approved rate adjustment will vary from one customer class to another depending on the load factors.

The rate adjustment authorized herein shall be subject to refund in the event that this Commission finds, after completion of the hearings of this case, that the same is unjust and unreasonable.

The hearing of this case is hereby set on December 22, 2003 at nine o'clock in the morning (9:00 A.M.) at the ERC Hearing Room, 15th Floor, Pacific Center Building, San Miguel Avenue, Ortigas Center, Pasig City. In this connection, MERALCO is hereby directed to publish, at its own expense, the attached Notice of Public Hearing at least twice (2) for two (2) successive weeks in two (2) newspapers of nationwide circulation in the country, the last date of publication to be made not later than two (2) weeks before the scheduled date of initial hearing.

Let copies of this Order and the attached Notice of Public Hearing be furnished all the Municipal/City Mayors within the MERALCO's franchise area for the appropriate posting thereof on their respective bulletin boards.

Likewise, let copies of this Order and the attached Notice of Public Hearing be furnished the Office of the Solicitor General (OSG), the Commission on Audit (COA) and the Committees on Energy of both Houses of Congress who are hereby requested to have their respective duly authorized representatives present at the aforesaid initial hearing.

The evidence on the posting and publication of the Notice of Public Hearing, consisting of the certifications of the abovementioned Mayors or their duly authorized representatives, bearing the seals of their offices and the affidavits of the Editors or Business Managers of the newspapers wherein the said Notice of Public Hearing would be published, together with the complete copies of the issues of the said newspapers, should be submitted to the Commission by MERALCO on the date of the initial hearing.

In the meantime, an Inspection Team composed of representatives from the Regulatory Operation Service (ROS) and the Legal Service (LS) is hereby created to conduct an inspection of MERALCO's properties and equipment.

SO ORDERED.

Pasig City, November 27, 2003.

MANUEL R. SANCHEZ
Chairman

OLIVER B. BUTALID
Commissioner

CARLOS R. ALINDADA
Commissioner

LETICIA V. IBAY
Commissioner

JESUS N. ALCORDO
Commissioner

Copy furnished:

1. **ATTY. MANUEL L. M. TORRES**
   Counsel for Applicant
   Quiason Makalintal Barot Torres and Ibarra
   21ST Floor, Robinsons-Equitable Tower
   4 ADB Avenue corner Poveda Street,
   1605 Ortigas Center, Pasig City

2. **ATTY. WIGBERTO E. TANADA**
   Counsel for Applicant
   Tanada Vivo & Tan Law Offices
   6th Floor, Strata 2000 Bldg,
   Emerald Avenue, Ortigas Center.

3. Manila Electric Company (MERALCO)
   Lopez Bldg.,
   MERALCO Avenue, Ortigas
   Pasig City

4. Office of the Solicitor General
   134 Amorsolo St., Legaspi Village,
   Makati city

5. House Committee on Energy
   Batasan Hills, Quezon City

6. Senate Committee on Energy
   GSIS Building, Roxas Blvd.,
   Pasay City

7. National Association of Electricity Consumers for Reforms (NASECORE)
   Unit 616 Roxas Seafront Gardens, Roxas Blvd.,
   Pasay City

8. MR. GENARO LUALHATI
   c/o Maura Hilado
   317 Palali Street,
   Mandaluyong City

9. MS. LIDY NACPIL
   Secretary General
   Freedom from Debt Coalition (FDC)
   # 34 Matiyaga St., Brgy., Central District,
   Quezon City, 1100

10. The Regulatory Operations Service (ROS)
    Energy Regulatory Commission

11. The Commission on Audit
    Quezon City

12. All Municipal/City Mayors within MERALCO's franchise area

US SEC File No. 82-3237

MANILA ELECTRIC COMPANY
APPROVED RATE SCHEDULE

Metering Charge	
RGS	
Per Customer	5.00
Per kWh	0.2497
GHMS (per customer)	217.56
NIS/IS (per customer)	
Small (5 kW < demand < 40kW)	408.10
Medium (40 < demand < 200 kW)	408.10
Large	
A (200 Kw < demand < 500 kW)	408.10
B (500 kW < demand < 1000 kW)	408.10
C (1000 kW < demand < 2000 kW)	408.10
Very Large (2000 kW < demand)	408.10
Extra Large (10,000 kW < demand) IS only	408.10
ODPS 115 Kv (per kWh)	0.0079
ODPS 34.5 Kv (per kWh)	0.0079
System Loss Charge (per kWh)	
NIS/IS	
115/69 kV	0.0710
34.5 kV	0.2273
13.2 kV	0.2715
Below 13.2 kV	0.3103
GP Secondary	0.5179
IS/NIS Small	0.5482
RGS	0.5493
GHMS	0.5217
Flat SL	0.5216
Universal Charge (per kWh)	
Missionary Eleftrification Charge	0.0373
Environmental Charge	0.0025
Lifeline Subsidy	
Lifeline (% of Gen, Transm, Sys, Loss, Distr, Supp & Met Charges)	
0-50 kWh	50%
51-70 kWh	35%
71-100 kWh	25%
Non Lifeline (per kWh)	0.0761
Inter-Class Cross Subsidy (per kWh)	
RGS	(0.6438)
GHMS	(1.0889)
Flat SL	(2.5323)
NIS-Small	0.3165
NIS-Medium	0.5780
NIS-Large	0.6958
NIS-Very Large	0.7822
IS-Small	
IS-Medium	0.0892
IS-Large	0.2738
IS-Very Large	0.5139
IS-Extra Large	0.6306

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY
APPROVED RATE SCHEDULE

Generation Charge (per kWh)	3.4029
Transmission Charge	
With Demand Meters (per kW)	
115/69 kV	326.12
34.5 kV	311.44
13.8/13.2 kV	300.10
Below 13.2 kV	294.57
Secondary	290.11
Small	258.31
Without Demand Meters (per kWh)	
RGS	0.9605
GHMS	1.1885
Flat SL	0.9104
Distribution Charge	
With Demand Meters (per kW/Mo)	
115/69 kV	111.16
34.5 kV	132.08
13.8/13.2 kV	132.08
Below 13.2 kV	132.08
Secondary	144.81
Small	144.81
Without Demand Meters (per kWh)	
RGS	
0-200 kWh	0.6282
201-300 kWh	0.9318
301-400 kWh	1.2181
Excess kWh	1.7168
GHMS	0.5815
Flat SL	2.3699
ODPS 115 kV	0.2888
ODPS 34.5 kV	0.4225
Supply Charge	
RGS (per kWh)	0.5897
GHMS (per customer)	472.09
Flat SL (per kWh)	0.3067
NIS/IS (per customer)	
Small (5 kw < demand < 40 kW)	1,572.50
Medium (40 , demand < 200 kW)	1,572.50
Large	
A (200 kW < demand < 500 kW)	1,572.50
B (500 kW < demand < 1000 kW)	1,572.50
C (1000 kW < deamnd < 2000 kW)	1,572.50
Very Large (2000 kW < demand)	1,572.50
Extra Large (10,000 < demand) IS only	1,572.50
ODPS 115 kV (per kWh)	0.0843
ODPS 34.5 kV (per kWh)	0.0843

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN RE: APPLICATION FOR APPROVAL OF REVISION OF RATE SCHEDULES AND APPRAISAL OF PROPERTIES WITH PROVISIONAL AUTHORITY

ERC CASE NO. 2001-243
(ERB Case No. 93-118)

MANILA ELECTRIC COMPANY, INC. (MERALCO)

Applicant.

x--------------------------------x

ORDER

The Commission takes note of the "Submission of Proposal on Phases III and IV" filed by applicant Manila Electric Company (MERALCO) on October 24, 2003 in compliance with the Commission's directive in its Order dated October 7, 2003.

In the said submission, MERALCO proposed to implement Phase III of the refund covering the Residential and General Service (R/GS) customers who consumed more than 300 kWh in their April 2003 or last complete month's bill as follows:

A. FOR ACTIVE ACCOUNTS:

1) Refund period for this particular phase is from March 2004 to April 2006 (twenty four [24] months);

2) Refund mode is fixed monthly credit to bill, the amount to be derived by dividing the gross refund amount by twenty four (24);

3) The refund coverage, the fixed monthly credit amount, the gross refund kWh and equivalent amount will be reflected in the customer's March 2004 bill;

4) If the Registered Customer or his authorized representative requests the suspension of the crediting of the refund to the bills of the service for whatever reason, the cash refund will be released to him after the two (2) year refund period, i.e. in March 2006; and

5) If the Registered Customer or his authorized representative requests for the termination of his service for whatever reason, the remaining refund will be released to him after the two (2) year refund period, i.e. in March 2006.

B. FOR TERMINATED ACCOUNTS:

1) Refund period is from March to April 2006 (two [2] months), based on customer groupings to be submitted later;

2) Refund mode is cash, net of all arrears; and

3) Requirements to claim the cash refund will be the same as Phases I and II.

After a careful evaluation of MERALCO's proposals and taking into consideration the interests of all the parties concerned, the Commission has resolved that Phase III of the refund which covers Residential and General Service (R/GS) customers who consumed more than 300 kWh in their April 2003 bill or in their last complete month's bill, should be implemented as follows:

A. **ACTIVE ACCOUNTS:**

1) The refund period is from January 2004 to June 2004 (six [6] months);

2) The refund mode is actual cash refund or credit to monthly bills until the full amount is refunded, at the option of the customer;

3) The refund coverage, gross refund kWh and equivalent amount refundable shall be reflected in the customer's January 2004 bill;

4) If the Registered Customer or his authorized representative who earlier opted for credit to monthly bill mode of refund requests the suspension of the crediting of the refund to the bills of the service for whatever reason, the cash refund will be released to him thirty (30) days after said customer notifies MERALCO of such request; and

5) If the Registered Customer or his authorized representative requests for the termination of his service for whatever reason, the remaining refund will be released to him thirty (30) days after said customer notifies MERALCO of such request.

B. **TERMINATED ACCOUNTS:**

1) Refund period is from January 2004 to June 2004, based on customer groupings to be submitted to the Commission not later than December 1, 2003 for its approval;

2) Refund mode is cash, net of all arrears; and

3) Requirements to claim the cash refund will be the same as Phases I and II.

The general guidelines and procedures adopted in Phases I and II, insofar as they are applicable and not inconsistent with what is provided herein, should likewise govern the implementation of Phase III inasmuch as they involve the same class of customers, i.e. Residential.

WHEREFORE, the foregoing premises considered, MERALCO is hereby directed to commence the implementation of Phase III of the refund scheme starting January 1, 2004 until June 31, 2004.

SO ORDERED.

Pasig City, November 24, 2003.

MANUEL R. SANCHEZ
Chairman

OLIVER B. BUTALID
Commissioner

CARLOS R. ALINDADA
Commissioner

LETICIA V. IBAY
Commissioner

JESUS N. ALCORDO
Commissioner

Copy furnished:

1. Atty. Manuel L. M. Torres
Counsel for Applicant
Quiason Makalintal Barot Torres & Ibarra
21st Floor, Robinsons-Equitable Tower
4 ADB Avenue, corner Poveda Street
Ortigas Center, Pasig City – 1600

2. Atty. Wigberto Tanada
Tanada, Vivo & Tan Law Offices
6th Floor, Strata 200 Bldg.,
Emerald Avenue, Ortigas Center
Pasig City

3. Manila Electric Company
Lopez Bldg., Meralco Avenue
Pasig City

4. Office of the Solicitor General
134 Amorsolo St., Legaspi Village
Makati City – 1229

5. Commission on Audit
Commonwealth Avenue
Quezon City – 0880

6. Senate Committee on Energy
GSIS Building, Roxas Boulevard
Pasay City -1307

7. House Committee on Energy
Batasan Hills, Quezon City – 1126

8. Atty. Ceferino Padua
Suite 6-D, 6/F G.E. Antonio Bldg.,
T.M. Kalaw, Ermita, Manila – 1000

9. Mr. Genaro Lualhati
c/o Maura Hilado
317 Palali St., City of Mandaluyong – 1550

10. Engr. Robert Mallillin
G/F Alegria Bldg.,
229 Pasong Tamo St.,
Makati City – 1231

11. Mr. Pete Ilagan
National Association of Electricity
Consumers for Reforms (NASECORE)
Unit 616 Roxas Seafront Gardens Townhouse
Roxas Bldv., corner Ortigas St.,
Pasay City – 1300

12. Atty. Ramon Lapes
San Miguel Corporation
San Miguel Ave., Pasig City – 1600

13. Freedom from Debt Coalition
Manalili Dolleton Law Office
34 Matiyaga St., Central District
Quezon City

14. Atty. Jose T. Baldonado
Vice-President - Agriculture
Foundation of Phil. Industries, Inc.
19-F Manalo St. San Juan

15. ATTYS. MARIE YUVIENCO
And RACHEL F. PASTORES
Public Interest Law Center
4th Floor, Kaija Bldg.,
7836 Makati Ave., corner Valdez St.,
Makati City

16. ATTY. MELVIN A. MATIBAG
Halili Certeza Matibag Law Offices
Counsel for Oppositor Province of Laguna
Suite 224, BPI Office Condominium,
Plaza Cervantes, Binondo, Manila

17. ATTY. QUIRINO MARQUINEZ
President
Consumers Union of the Phils.
2409 Syquia St.,
Sta. Ana, Manila – 1009

18. ATTY. GERARDO A. DEL MUNDO
Counsel for Gabay Ng Mundo sa Kaunlaran
Foundation Inc (GABAY Foundation)
Gerardo A. del Mundo Law Office
Unit 2102 Cityland Condominium 10, Tower I
6815 Ayala Avenue, Makati City

19. ATTY. NELSON A. LOYOLA
Counsel for Oppositors Loyola et al.
No. 92 Sampaguita Avenue, Sampaguita Vilage
San Pedro Laguna -4023

20. Justice Ramon Mabulas (Ret.)
2454 Amatista St., San Andres Bukid
Manila

21. National Economic Development Authority (NEDA)
Jose Maria Escriva St.,
Ortigas Center, Pasig City

22. ATTY. JAIME NAGRAMPA
Nagrampa Law Office
Unit 305 R.A. Petines Bldg.,
Examiner St., Corner Times St.,
West Triangle, Quezon City

23. MR. CESAR K. ESCOSA
Philippine Justice Foundation
P.O. Box AC-459 Cubao
1109 Quezon City

24. JUDGE RAFAEL BELARMINO
President
Retired Judges Association of the Philippines (RJAP)
5 Axtell St., North Fairview
Quezon city

25. ATTY. EDUARDO B. FLAMINIANO
ELT Center, 103 J. Abad Santos corner
Lopez Jaena Sts., San Juan, Metro Manila

26. MR. MIKE OCAMPO
Philippine Consumer Welfare Union (PCWU)
Suite D 2526, Tejeron St., Sta. Ana
Manila 1009

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *December 4, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P103.2 Billion (as of October 31, 2003)*

2003 DEC -4 PM 4:15

11. Item Number reported: *Item 9 (Other Events)*

Please see attached PRESS RELEASE (Meralco Upgrades Facilities Despite Constraints).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: December 4, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

100 YEARS 1903-2003 MERALCO

US SEC
File No. 82-3237

PRESS RELEASE

ISSUE DATE:
REFER TO: E.O. CUNA
TEL. No. 631-5557

MERALCO UPGRADES FACILITIES DESPITE CONSTRAINTS

Despite severe constraints on its finances, the Manila Electric Company (MERALCO), as of October 2003, completed 10 major electric system-related capital projects intended for the upgrading and improvement of its electric facilities. These projects, which are part of the budgeted P4.7 billion electric capital investment program of MERALCO for 2003, were undertaken to fulfill its commitment to provide adequate, reliable and efficient electric service to its customers.

These completed projects include: (a) two 115-kV subtransmission line projects covering the cities and towns of Makati, Pasay, Pasig, Mandaluyong, and Taguig, (b) four substation projects in Bulacan, Cavite, Quezon City, and Laguna, and (c) four distribution line projects in Quezon City, Quezon Province, and Bulacan.

The subtransmission projects were meant to improve the reliability of electric service, while the substation projects, individually, were intended to provide switching flexibility, relieve critical loadings, and improve power quality.

The distribution projects, on the other hand, were for the improvement of distribution line reliability and capacity. By yearend, 14 more major electric system-related projects are expected to be completed.

"We are trying to keep our service at par with customers expectations although we cannot deny the fact that we are really experiencing financial constraints" said Meralco Vice-President for Corporate Communication Elpi Cuna, Jr.

However, Cuna said that the recent provisional authority granted by the ERC to adjust its rates would ensure that Meralco will be able to fully pursue its deferred capital investments which will eventually redound to better service to all its consumers.

Meralco's corporate communication chief also reiterated that the 12 centavos provisional adjustment will raise Meralco's present selling rate by an average of only 2 percent.

He stressed that residential consumers, particularly small residential consumers using 100 kwh or less will continue to receive substantial lifeline discounts. In fact, lifeline discount to those using 71-100 kWh increased to 25%. Those consuming from 0-50 kwh will still enjoy a 50% discount while those consuming from 51 to 70 kwh still enjoy a 35% discount on their electric rates. These lifeline customers number around 1.4 million and represent more than one-third of Meralco's customer base.

******

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *December 8, 2003*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P103.2 Billion (as of October 31, 2003)*

US SEC
File No. 82-3237

11. Item Number reported: *Item 9 (Other Events)*

Please see attached Press Release (MERALCO FILES MOTION FOR RECON ON ERC's PHASE 3 ORDER).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: December 8, 2003

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO 1903-2003

OSCAR L. GOMEZ
2003 DEC -8 PM 3:56

US SEC
File No. 82-3237

PRESS RELEASE

ISSUE DATE:
REFER TO: E.O. CUNA
TEL. No. 631-5557

MERALCO FILES MOTION FOR RECON ON ERC'S PHASE 3 ORDER

CITES SEVERE CASH FLOW DIFFICULTIES

The Manila Electric Company has sought for the reconsideration of the Energy Regulatory Commission's Order dated Nov. 24, 2003 which shortened the refund period of Phase III of the refund from 24 months, as proposed by the power service provider, to six months.

In its motion for reconsideration, Meralco moved that the refund period be extended to 12 months as the shortened period will result in severe cash flow difficulties for the company.

"Requiring applicant to refund the aggregate amount of P4.9 billion within the first six months of 2004 (January to June) will put tremendous strain on its cash flows as it will coincide with payments to be made on applicant's long term debts of about P3.9 billion, which will be maturing during the same six months period," Meralco said.

This does not include the P4.32 billion in short term loans due in also in January 2004, Meralco said.

As a result, amounts budgeted for normal operations, as well as capital expenditures, will have to be reduced, to the detriment of its service to its customers, it said.

"Extending the refund period to 12 months, from January to December 2004, will render the implementation of Phase III feasible," said Meralco's Senior Asst. Vice-President and Refund Management Task Force Head Leo Mabale.

"Originally our first proposal was for a refund period of 24 months. In effect, the payment period we proposed in our motion for reconsideration is shorter than our initial proposal to ERC," Mabale added. "In addition, our proposed customer groupings will allow more than 70% of those eligible in this phase to get their refund within the first six months of 2004," Mabale said.

The Refund Management Task Force Chief also stressed that under Phase 3, 822,000 customers are expected to benefit representing 16% of Meralco's total customers.

By the end of this year around 82% of Meralco's customers covered by Phase 1 and 2 would have benefitted from Meralco's refund implementation.

Phase III covers active residential and general services (RG/S) customers who consumed more than 300 kwh in their April 2003 bill. RG/S services whose contracts were terminated on or before April 30, 2003 and who consumed more than 300 kwh in their last month's complete bill are likewise covered by the refund.

###

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 7, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P106.4 Billion (as of November 30, 2003)*

11. Item Number reported: *Item 9 (Other Events – PRESS RELEASE)*

MERALCO AND FIRST GAS FINALIZE P30B TOTAL CONCESSIONS PACKAGE

The Meralco IPP Independent Review Committee (IRC) announced today the conclusion of its negotiations with First Gas, resulting in a package of concessions worth up to P30 billion, with immediate savings of P10.6 billion or three centavos per kilowatt hour for consumers.

The package of concessions is contained in an Amendment to the Power Purchase Agreement between Meralco and First Gas which was signed today, at 10:15 a.m., by Meralco President & COO, Mr. Jesus P. Francisco, and First Gas.

Negotations were finalized last December 29, after a 17-month long series of meetings, according to Meralco IRC Chairman Gary B. Teves.

"First Gas grants many major concessions that directly benefit consumers in this renegotiated agreement, which offer added savings under every scenario," Teves said.

Concessions with immediate value include First Gas shouldering local business and community taxes, while conditional concessions include increasing discounts on electricity rates, paying higher penalties for non-performance, and until 2011, not charging Meralco for energy delivered beyond the contracted amount.

"The positive results of this process are a clear indication of Meralco's commitment to its customers, " IRC member Emilio Vicens said.

"It was the spirit of cooperation, partnership and service to the consumers that made compromise possible," added First Gas Vice Chairman and CEO Peter D. Garrucho.

Meralco sources power from NPC and its three IPPs: Quezon Power, First Gas' Sta. Rita plant and FGP Corporation's San Lorenzo plant. Sta. Rita and San Lorenzo both utilize environment-friendly natural gas from Malampaya.

Meralco consumers will begin to receive the full benefits of the Meralco-First Gas IPP review upon the Energy Regulatory Commission's (ERC) approval of the renegotiated agreement.

The Meralco IRC was created to oversee negotiations with Meralco's IPPs and includes Meralco independent directors Gary B. Teves, LandBank President and CEO, and Emilio Vicens, Union Fenosa's Managing Director for Asia.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: January 7, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 7, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P106.4 Billion (as of November 30, 2003)*

11. Item Number reported: *Item 9 (Other Events – PRESS RELEASE)*

We would like to make an erratum on this Press Release, as underlined:

MERALCO AND FIRST GAS FINALIZE P30B TOTAL CONCESSIONS PACKAGE

The Meralco IPP Independent Review Committee (IRC) announced today the conclusion of its negotiations with First Gas, resulting in a package of concessions that could be *worth up to P30 billion, with immediate savings of P10.6 billion or three centavos per kilowatt hour for consumers.*

The package of concessions is contained in an Amendment to the Power Purchase Agreement between Meralco and First Gas which was signed today, at 10:15 a.m., by Meralco President & COO, Mr. Jesus P. Francisco, and First Gas CEO & Vice-Chairman, Mr. Peter D. Garrucho.

Negotations were finalized last December 29, after a 17-month long series of meetings, according to Meralco IRC Chairman Gary B. Teves.

"First Gas grants many major concessions that directly benefit consumers in this renegotiated agreement, which offer added savings under every scenario," Teves said.

Concessions with immediate value include First Gas shouldering local business and community taxes, while conditional concessions include increasing discounts on electricity rates, paying higher penalties for non-performance, and until 2011, not charging Meralco for energy delivered beyond the contracted amount.

"The positive results of this process are a clear indication of Meralco's commitment to its customers, " IRC member Emilio Vicens said.

"It was the spirit of cooperation, partnership and service to the consumers that made compromise possible," added First Gas Vice Chairman and CEO Peter D. Garrucho.

Meralco sources power from NPC and its three IPPs: Quezon Power, First Gas' Sta. Rita plant and FGP Corporation's San Lorenzo plant. Sta. Rita and San Lorenzo both utilize environment-friendly natural gas from Malampaya.

US SEC 3
File No. 82-3237

Meralco consumers will begin to receive the full benefits of the Meralco-First Gas IPP review upon the Energy Regulatory Commission's (ERC) approval of the renegotiated agreement.

The Meralco IRC was created to oversee negotiations with Meralco's IPPs and includes Meralco independent directors Gary B. Teves, LandBank President and CEO, and Emilio Vicens, Union Fenosa's Managing Director for Asia.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: January 7, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 8, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P106.4 Billion (as of November 30, 2003)*

US SEC
File No. 82-3237

11. Item Number reported: *Item 9 (Other Events)*

Attached herewith is the Secretary's Certificate reflecting the attendance of Meralco Directors in Board meetings for the year ended 2003.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: January 8, 2004

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

100 YEARS & ONWARD
1903-2003
MERALCO

US SEC
File No. 82-3237

SECRETARY'S CERTIFICATE

I, GIL S. SAN DIEGO, a duly elected, qualified and incumbent Assistant Corporate Secretary of the Manila Electric Company (MERALCO), a corporation duly organized and existing under and by virtue of the laws of the Philippines, do hereby certify that:

Attached is the list of attendance of Meralco Directors in Board meetings for the period covering January to December 2003.

WITNESS THE SIGNATURE of the undersigned as such officer of the Company and its corporate seal hereunto affixed on this 8th day of January 2004.

GIL S. SAN DIEGO
Assistant Corporate Secretary

SUBSCRIBED AND SWORN to before me this 8th day of January 2004, affiant exhibiting to me his Community Tax Certificate No. 15590006, issued at Quezon City, on January 21, 2003.

Doc. No. 726;
Page No. 5;
Book No. XX;
Series of 2004.

ANGELO G. MEDINA
NOTARY PUBLIC
UNTIL DECEMBER 31, 2004
PTR NO. 1378512
PASIG CITY, METRO MANILA
JANUARY 2, 2003

File No. 82-3237

2003 ATTENDANCE IN BOARD MEETINGS

	Board of Directors	1/27/03	2/24/03	3/17/03	4/14/03	4/28/03	5/14/03	5/26/03	6/23/03	7/28/03	8/25/03	9/22/03	10/24/03	11/24/03	12/15/03
1	Felipe B. Alfonso	/	/	/	/	/	/	/	/	/	x	/	/	/	/
2	Juan Luis L. Cardenete	x	x	x	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
3	Carlos G. Dominguez	/	x	x	x	x	x	x	x	n/a	n/a	n/a	n/a	n/a	n/a
4	Octavio Victor R. Espiritu	/	/	/	/	/	/	/	/	/	/	x	/	/	/
5	Jesus P. Francisco	/	/	/	/	/	/	/	/	/	/	/	/	/	/
6	Monico V. Jacob	/	/	x	/	/	/	/	/	/	x	/	/	/	/
7	Manuel M. Lopez	/	/	/	x	/	/	/	/	/	/	/	/	/	/
8	Christian S. Monsod	/	/	/	/	/	/	/	x	/	/	/	/	/	/
9	Washington Z. Sycip	x	/	/	/	/	x	/	/	/	/	x	/	/	x
10	Margarito B. Teves	/	/	/	x	/	x	/	/	/	/	/	/	/	/
11	Edmundo M. Varona	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	/	/	/	/	/	/
12	Emilio A. Vicens	n/a	n/a	n/a	/	/	/	/	/	/	/	/	x	/	/
13	Cesar E.A. Virata	/	/	/	/	/	x	/	/	x	/	x	/	/	/

Notes:

a) Mr. J. L. Cardenete resigned as Director and was replaced by Mr. E. A. Vicens who was elected on April 14, 2003.

b) Mr. C. G. Dominguez resigned as Director and was replaced by Mr. E. M. Varona who was elected on July 28, 2003.

c) April 14 and May 14, 2003 are Special Board Meetings.

US SEC
File No. 82-3237

OSCAR ... GOMEZ
2004 JAN 14 PM 4:35

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 14, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P106.4 Billion (as of November 30, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

We received information from the media that the Supreme Court has issued a Resolution on the Petition for Certiorari, Prohibition and Injunction with Application for Temporary Restraining Order or Status Quo Order filed by The Freedom From Debt Coalition et. al., docketed as G.R. No. 161113, against the ERC and our Company on the 12 centavo provisional rate increase that the ERC granted to our Company last November 2003. Allegedly, part of the Resolution is an order to observe the status quo. As soon as we are served with official copy of the Resolution, we shall immediately disclose the same.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: January 14, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 16, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P106.4 Billion (as of November 30, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached Press Release (MERALCO TO ABIDE BY THE SUPREME COURT RULING).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: January 16, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

OSCAR L. GOMEZ
2004 JAN 16 AM 9:40

MERALCO 100 YEARS & ONWARD 1903-2003

Ref.: PSE No. PO-005

January 15, 2004

US SEC
File No. 82-3237

DISCLOSURE DEPARTMENT
Philippine Stock Exchange
Tektite Building,
Ortigas Center,
Pasig City

Attention: Ms. Raquel R. Angeles, Analyst

Dear Sirs/Mesdames:

Further to our disclosure yesterday on the Resolution of the Supreme Court enjoining us to observe the status quo prevailing before the filing of the Petition in G.R. No. 161113, please be informed that our Company is making a Press Release on the matter, as follows:

MERALCO TO ABIDE BY THE SUPREME COURT RULING

SAYS 12 CENTAVOS PROVISIONAL ADJUSTMENT TO STOP

The Manila Electric Company will abide by the Supreme Court's resolution ordering a status quo on the provisional rate adjustment granted by the Energy Regulatory Commission (ERC).

"As we have stated, we will abide by the Supreme Court's resolution and we will immediately stop the implementation of the 12 centavos rate hike adjustment," said Meralco President and Chief Operating Officer Jesus Francisco.

At the same time Meralco asked for an early and speedy resolution of the case. The Supreme Court has required Meralco, ERC and the petitioners to submit their comments within a nonextendible period of ten days. "While we have yet to receive our official copy of the resolution, we have already asked our lawyers to prepare our comment," Francisco said.

Meralco's lawyer former Senator Roberto Tanada said they are now preparing for the oral arguments scheduled on January 27.

"We also want this issue resolved quickly so we can prepare for any contingency," Francisco said. It will be recalled that the ERC allowed Meralco to provisionally adjust its rates by 12 centavos per kWh after the commission took note of Meralco's financial difficulties which has resulted to the deferral of much needed capital expenditure projects.

Customers whose January bills carried the provisional rate adjusment will have their bills adjusted according to the guidelines to be issued by the Energy Regulatory Commission (ERC). Subsequent bills will no longer carry the 12 centavo rate adjustment.

"Despite this temporary setback, Meralco will continue to deliver efficient and reliable electric service," Francisco said. "We are committed to our mission to provide our customers the best in energy, products and services," he said.

###

Rest assured that any development in the case will be approriately disclosed.

Very truly yours,

GIL S. SAN DIEGO
Vice President & Assistant
Corporate Secretary

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 20, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P106.4 Billion (as of November 30, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of the SUPREME COURT Resolution on the Petition for Certiorari, Prohibition and Injunction with Application for Temporary Restraining Order or Status Quo Order filed by the Freedom from Debt Coalition et. al., docketed as G.R. No. 161113 against the Energy Regulatory Commission (ERC) and Manila Electric Company (MERALCO) on the 12 centavo provisional rate increase that the ERC granted to MERALCO last November 2003..

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: January 20, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

NO. 32-3237

Republic of the Philippines
Supreme Court
Manila

Gentlemen:

Quoted hereunder, for your information, is a resolution of the Court En Banc dated 13 January 2004

"G.R. No. 161113 (Freedom from Debt Coalition, Ana Maria Nemenzo, as President of Freedom from Debt Coalition, Ma. Teresa I. Diokno-Pascual, Rep. Loretta Ann Rosales [Party-List Akbayan], Rep. Jose Virgilio Bautista [Party-List Sanlakas], Rep. Renato Magtubo [Party-List Partido Manggagawa] vs. Energy Regulatory Commission and Manila Electric Company [MERALCO]). - Acting on the Special Civil Action for Certiorari, Prohibition and Injunction with Application for Temporary Restraining Order or Status Quo Order, as well as the Urgent Motion to Grant Restraining or Status Quo Order dated 29 December 2003 filed by counsel for petitioners, the Court Resolved, without giving due course to the petition, to require the respondents to (a) **COMMENT** thereon within a **NON-EXTENDIBLE** period of ten (10) days from notice hereof and (b) observe the **STATUS QUO** prevailing before the filing of the petition.

The Court further Resolved to **SET** this case for **ORAL ARGUMENT** on 27 January 2004, Tuesday, at 11:00 a.m. at the New Session Hall, New Supreme Court Building."

Very truly yours,

LUZVIMINDA D. PUNO
Clerk of Court

By:

(signature)
MA. LUISA D. VILLARAMA
Assistant Clerk of Court

Atty. Theodore O. Te (x)
FREE LEGAL ASSISTANCE GROUP
Counsel for petitioners
2nd Flr., Transorient Maritime Bldg.
66 Timog Avenue, 1104 Diliman
Quezon City

*Solicitor General Alfredo Benipayo (x)
134 Amorsolo St., Legaspi Village
1229 Makati City

*Energy Regulatory Commission (x)
San Miguel Avenue, Pasig City

*Manila Electric Company (x)
MERALCO Bldg., Ortigas Avenue cor.
Meralco Avenue, Ortigas Center
1605 Pasig City

US SEC
File No. 82-3237

OSCAR L. GOMEZ
2003 JAN 21 PM 3: 19

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 21, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P106.4 Billion (as of November 30, 2003)*

US SEC
File No. 82-3237

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of Meralco's letter to Commissioner Leticia V. Ibay, Acting Chairman of the Energy Regulatory Commission (ERC) which we filed today.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: January 21, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO

January 20, 2004

Commissioner Leticia V. Ibay
Acting Chairman
Energy Regulatory Commission
Pacific Center Building
San Miguel Avenue, Ortigas Center

Dear Commissioner Ibay:

In view of the effect of the Status Quo Order of the Supreme Court dated January 13, 2004 on international credit market perceptions about Meralco's regulatory environment, we regret to inform the Commission that the Company will not be able to complete its refinancing through an international capital markets transaction by February this year and will be in no position to undertake a six-month refund period for Phase III.

As we mentioned in our letter to the Commission dated January 13, 2004, a key element of the successful completion of this planned transaction is an acceptable credit rating from Moody's and S&P. In our discussions with the ratings agencies, we had emphasized that the regulatory environment in the country has begun to stabilize, and that the EPIRA, among others, provides for a regular review and adjustment of distribution utility tariffs. The provisional grant by the Commission last November 27, 2003 of a 12-centavo rate adjustment effective Meralco's January 2004 billing cycle was a major boost towards this direction.

The recent Supreme Court order, unfortunately, has adversely affected the perception of the regulatory environment. Even if the Supreme Court eventually rules in the Commission's favor, it will be very difficult to bring the transaction back on track to complete it before end-February.

It bears noting that in the cashflows we submitted to the Commission, (attached as Annexes D to G in our letter dated January 13, 2004), we assumed the implementation of a PhP 0.12 per kWh rate increase starting January 1, 2004 and capital expenditures of PhP6.5 billion.

In view of the foregoing, we trust that the Commission will favorably consider our Motion for Reconsideration seeking a 12-month implementation schedule of the refund for Phase III.

Thank you for your kind consideration.

Very truly yours,

JESUS P. FRANCISCO
President & COO

cc: ERC Commissioners

US SEC File No. 82-3237

OSCAR U GOMEZ

2003 JAN 21 PM 3:19

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 21, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P106.4 Billion (as of November 30, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Meralco's short-term lenders have agreed to rollover the entire short-term loans amounting to $88 million (PhP4.7 billion) until March 2004 on the same terms and conditions. The Company continues to review its options regarding a longer-term solution to its near-term obligations and will make the appropriate disclosures once these options are to be implemented. The Company's short-term lenders continue to be supportive of Meralco's refinancing plans.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: January 21, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

OSCAR L. GOMEZ
2004 JAN 26 PM 2:19

PSE#PO-005

2004 JAN 26 PM 1 48

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 26, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P106.4 Billion (as of November 30, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

At the regular meeting of the Board held today, January 26, 2004, the following matters were approved:

1. *The record date for the determination of stockholders entitled to notice and to vote at the Meralco Annual Meeting of Stockholders scheduled on May 25, 2004 is fixed at the close of business hours on March 1, 2004.*

2. *Amendment of the By-Laws:*

   (a) *Section 1 of Article II (ELECTION) – regarding the provision "The directors shall be elected by ballot at the annual meeting", by changing the word shall with may.*

   (b) *Section 2 of Article II (NOMINATIONS) – deleting the existing provisions and in lieu thereof incorporating the procedures indicated in Securities and Exchange Commission (SEC) Memorandum Circular No. 16 providing for the following:*

      (i) *The Nomination Committee shall prepare a Final List of Candidates which shall be made available to the Commission and to all stockholders through the filing and distribution of the Information Statement;*

      (ii) *Only nominees whose names appear in the Final List of Candidates shall be eligible for election as Independent Directors;*

      (iii) *No further nomination shall be allowed on the floor during the actual annual stockholders meeting.*

3. *Deferment of payment of cash dividend for the 10% Cumulative Preferred Stock for the Fourth Quarter of 2003.*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: January 26, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *January 30, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P106.4 Billion (as of November 30, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

We are submitting herewith a copy of the "COMPLIANCE OFFICER'S REPORT ON CORPORATE GOVERNANCE" which is due every January 30th of the year, as part of the reportorial requirements under the Code on Corporate Governance .

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer



GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: January 30, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

COMPLIANCE OFFICER'S REPORT ON CORPORATE GOVERNANCE

COMPLIANCE OFFICER'S OPINION

On August 29, 2002, the Company submitted to the Securities and Exchange Commission its Manual of Corporate Governance in accordance with SEC Memorandum Circular No.2 series of 2002 dated April 4, 2002.

In 2003, the Company pursued its commitment of continuously improving its corporate governance practices. The self-rating exercise on corporate governance as prescribed by SEC in July has guided the Company in assessing its current governance practices. In August, the Company formally adopted additional leading practices on good governance in its Manual of Corporate Governance, although some of them were already practiced in the Company beforehand.

On the overall, the Company has substantially complied with the rules and principles of corporate governance set out in the Company's Manual of Corporate Governance as of December 31, 2003. However, improvements are still being worked out in the implementation of selected provisions related to duties and functions of the Board, Board Committees and the applicability of the Code to its subsidiaries, which are appropriately discussed in this report.

We also presented here the status of Meralco's commitment to leading practices and principles on corporate governance outlined in the SEC self-rating form and submitted to the SEC last July 2003.

Helen T. de Guzman
23 January 2004

Compliance with MERALCO's Manual of Corporate Governance

I. Section 2.0 - Duties & Responsibilities of the Board

Article 2.2.b - Specific Duties and Functions of the Board specifically states that the Board of Directors shall "*determine the Company's purpose, its vision and mission and strategies to carry out its objectives. It shall also provide written policies and strategic guidelines on major capital expenditures.*"
While Meralco has set out its purpose, vision, mission, and strategies based on the existing business model of the company, major regulatory and political developments affecting the business and industry warrant a comprehensive and in-depth review of the long-term strategies prepared by Management. As the Company is confronted with many issues threatening its viability, the Board has deferred the review while waiting for the final Energy Regulatory Commission's (ERC) ruling on related regulations on competition and addressing the immediate legal and financial concerns of the Company.

I. Section 7.0 – Board Committees

Under Article 7.2.b and c, the Nomination Committee shall pre-screen all nominees to become a member of the Board of Directors. "*The screening shall include the evaluation of the nominee's directorship, membership and officership in other corporations or organizations to ensure that he/she can perform his/her duties diligently and effectively.*"
The Nomination Committee has yet to set a guideline for Board of Directors' reasonable number of membership and officership in other corporate boards and companies, respectively. However, this Committee is cognizant of the capacity of the Board of Directors to assume multiple board seats and without conflicting interest to that of Meralco.

VI. Applicability to Subsidiaries

The Company has committed that "*This Manual shall be made applicable and binding, and have full force and effect, on the Board of Directors and officers of all subsidiary corporations.*"
The Management of the Company has already drafted a policy outlining the rules and principles governing subsidiary management. However, this is yet to be presented and approved by the Board of Directors. Highlights of this policy are the appointment of at least one independent director in every subsidiary and the imposition of reasonable limits in the number of directorship of corporate officers in the board of subsidiary companies.

Status of Commitments to Leading Practices & Principles on Corporate Governance as contained in the SEC Self-Rating Form

Mechanism for monitoring management's performance, performance of the Board and individual Board members

The formal process to manage these assessments is contemplated to be performed by a Governance Committee, which will be brought up to the Board for discussion and decision. The proposed Governance Committee will not be a new committee but an expansion of the existing Nomination Committee. The majority members of this committee will be independent directors.

Development of policy on executive remuneration and for fixing the remuneration package of directors

The Compensation and Retirement Committee has reviewed the policy on executive remuneration and is evaluating its reasonableness. The Committee will also review the policy fixing the remuneration package of the directors.

Oversight structure for risk management in the organization

The Company has adopted a framework for risk management. The Risk Management Committee of the Board has endorsed the formalization of the risk management function in the company and the appointment of a Chief Risk Officer (CRO).

US SEC
File No. 82-3237

OSCAR L. GOMEZ
2004 MAR 10 PM 4:26

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *March 10, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P106.4 Billion (as of November 30, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached Press Release (MERALCO SUBMITS ITS SECOND GRAM FILING TO ERC).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: March 10, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

March 10, 2004

OSCAR L. GOMEZ
'04 MAR 10 PM 4:26

US SEC
File No. 82-3237

PRESS RELEASE

ISSUE DATE:
REFER TO: E.O. CUNA
TEL. No. 631-5557

MERALCO SUBMITS ITS SECOND GRAM FILING TO ERC

The Manila Electric Company filed yesterday (March 9) with the Energy Regulatory Commission (ERC) its second GRAM (Generation Rate Adjustment Mechanism) application for a new Generation Charge of P3.4583 per kWh. This recent GRAM filing reflects the cost of generation for the October to December 2003 supply months. The GRAM is a cost-recovery mechanism promulgated by ERC under the guidelines it released February 2003.

For this period, the average generation cost, increased by 16 centavos per kWh over the average in the previous GRAM filing. This was the result of NPC's implementation of its Long-Run Avoidable Cost (LRAC) based rates. NPC, which accounts for over 50% of Meralco's supply, increased its rates by around 50 centavos per kWh during the period covered by this recent filing.

The delayed recovery of generation cost due to the GRAM resulted in underrecoveries of P785 million for the period, which will be recovered over 6 months from May to October 2004 billings at 6 centavos per kWh monthly. Over-recoveries in the past GRAM approval, likewise spread over a 6- month period from February to July at close to 6 centavos per kWh, was adjusted downwards by 5 centavos to reflect the difference in the use of supply and billing month kWh volumes in computing the monthly recoverable generation cost.

The new generation charge will be implemented starting Meralco's May 1, 2004 meter readings once approved by the ERC. "We would like to emphasize that this is revenue-neutral in so far as Meralco is concerned since this is merely a pass-through charge" said Meralco VP for Corporate Communication Elpi Cuna, Jr.

******

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

PSE#PO-005

2004 MAR 18 PM 4 14

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *March 18, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P106.4 Billion (as of November 30, 2003)*

US SEC
File No. 82-3237

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of INVITATION TO A TELECONFERENCE PRESENTATION ON THE YEAR-END 2003 OPERATING RESULTS.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: March 18, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Manila Electric Company (MERALCO) will be announcing its 2003 Full Year results on March 24, 2004. In connection with this, Meralco will be conducting an Investors Briefing on the same day at 2:30 PM. This will be held at the:

BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Meralco has also arranged for a simultaneous Conference Call facility. Details for the Conference call are as follows:

Conference Call Number: +852 2112 1333
Passcode: MERALCO

Those who wish to attend are requested to fill up the appropriate form (please see attached forms) and send through fax at:

Meralco Fax: + 632 6315591

MERALCO

YOU ARE INVITED
TO A TELECONFERENCE PRESENTATION
ON THE YEAR-END 2003 OPERATING RESULTS

WEDNESDAY, March 24, 2004
2:30 PM (Manila Time)

Conference Call Number*
+852 2112-1333
Passcode: MERALCO

* Please call at least five (5) minutes before the scheduled time.

Instant Replay Number**
+852 2112-1000
Passcode: MERALCO

**Available until March 26, 2004

Please confirm your participation by faxing this page with the following data to +632 631-5591 on or before March 23, 2004. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

MERALCO

YOU ARE INVITED
TO A PRESENTATION
ON THE YEAR-END 2003 OPERATING RESULTS

WEDNESDAY, March 24, 2004
2:30 PM

at the
BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before March 23, 2004. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *March 22, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*599,556,877*
Class "B"	*399,704,584*
Total	*999,261,461*

Amount of Debt Outstanding: *P106.4 Billion (as of November 30, 2003)*

11. Item Number reported: *Item 9 (Other Events)*

At their regular meeting held today, the Board of Directors of MERALCO approved the Audited Financial Statements for the year ended 2003, a copy of which is hereby attached.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: March 22, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

FS FOR FILING WITH SEC

AFTER THE BIR HAS DULY STAMPED "RECEIVED."

US SEC
File No. 82-3237

				P	W	-	1	0	2

SEC Registration Number

MANILA ELECTRIC COMPANY AND SUBSIDIARIES

(Company's Full Name)

Lopez Building, Ortigas Avenue, Pasig City

(Business Address: No. Street City/Town/Province)

Mr. Daniel D. Tagaza	16220
(Contact Person)	(Company Telephone Number)

12	31	AACFS		
Month	*Day*	(Form Type)	*Month*	*Day*
(Fiscal Year)			(Annual Meeting)	

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G. LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

Remarks: Please use BLACK ink for scanning purposes.

[redacted]

SGV & Co

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines

Phone: (632) 891-0307
Fax: (632) 819-0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-F

Report of Independent Auditors

The Stockholders and the Board of Directors
Manila Electric Company
Lopez Building
Ortigas Avenue, Pasig City

We have audited the accompanying parent company balance sheets of Manila Electric Company as of December 31, 2003 and 2002 and the consolidated balance sheets of Manila Electric Company and Subsidiaries as of December 31, 2003, 2002 and 2001, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our auditors' report dated April 25, 2003, our opinion on the 2002 financial statements was qualified due to the nonaccrual of contingency losses of ₱28,728 million, excluding income tax effects, pending the resolution of the Parent Company's Urgent Motion for Consideration filed with the Supreme Court (SC) on April 14, 2003. As discussed in Note 1(d), on April 30, 2003, the Third Division of the SC denied the Urgent Motion for Consideration filed by the Parent Company, rendering its decision dated November 15, 2002 final and executory. The loss arising from the SC decision amounted to ₱28,728 million, which represents the amount of refund to the Parent Company's customers of ₱0.167 per kwh for billing cycles from February 1994 to December 31, 2002. As a result of the refund, the Parent Company has effectively overpaid income taxes estimated at ₱8,902 million. The Parent Company amended its income tax returns for 1999 and 2002 and applied the overpayment for those years against its 2003 income tax payments. The Parent Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 and 2001 estimated at ₱7,119 million. Refunds covering the period February 1994 to December 31, 2001 amounting to ₱23,817 million, net of income tax effect for 1999 of ₱1,126 million, were accounted for as extraordinary loss in the 2002 statements of income. Refunds covering the period January 1, 2002 to December 31, 2002 amounting to ₱3,785 million were reflected as reversal of 2002 revenues. The related income tax effect of ₱1,133 million in 2002 was reflected as a reduction in the provision for income tax. The 2002 financial statements have been restated. Accordingly, our present opinion on the 2002 financial statements, as presented herein, is no longer qualified.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manila Electric Company as of December 31, 2003 and 2002 and Manila Electric Company and Subsidiaries as of December 31, 2003, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Philippines.

SyCip Gorres Velayo & Co.

M. V. G. CRUZ
Partner
CPA Certificate No. 83687
SEC Accreditation No. 0073-A
Tax Identification No. 102-084-744
PTR No. 7012976
January 2, 2004
Makati City

March 5, 2004

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
BALANCE SHEETS

	Parent Company		Consolidated		
	December 31				
	2003	2002 (As restated - Notes 1 and 2)	2003	2002 (As restated - Notes 1 and 2)	2001 (As restated - Note 2)
	(Amounts in Millions)				
ASSETS					
Noncurrent Assets					
Utility plant and others at revalued amounts (Notes 5 and 15)	**₱85,487**	₱79,287	**₱86,357**	₱80,481	₱77,886
Construction in progress (Note 6)	**6,188**	8,613	**6,677**	8,719	7,039
Investments - at equity (Note 7)	**4,023**	4,154	**2,656**	2,767	931
Investments - at cost (Note 8)	**114**	114	**444**	454	388
Investments in real properties (Note 8)	**–**	–	**4,001**	4,015	4,095
Land held for future development - at cost (Notes 4 and 15)	**–**	–	**973**	1,654	2,346
Other noncurrent assets (Notes 9 and 23)	**21,944**	22,919	**22,809**	23,805	23,180
Total Noncurrent Assets	**117,756**	115,087	**123,917**	121,895	115,865
Current Assets					
Cash and cash equivalents (Note 10)	**5,107**	6,193	**5,320**	6,832	2,966
Receivables (Notes 9, 11, 15 and 20)	**21,160**	20,508	**23,802**	21,318	21,975
Inventories (Note 12)	**992**	991	**1,202**	1,312	2,364
Deferred income tax assets (Note 23)	**1,364**	2,047	**1,367**	2,049	659
Other current assets (Notes 13 and 23)	**407**	747	**468**	769	777
Total Current Assets	**29,030**	30,486	**32,159**	32,280	28,741
TOTAL ASSETS	**₱146,786**	₱145,573	**₱156,076**	₱154,175	₱144,606
STOCKHOLDERS' EQUITY AND LIABILITIES					
Stockholders' Equity					
Preferred stock (Note 14)	**₱1,407**	₱837	**₱1,407**	₱837	₱863
Common stock (Note 14)	**9,993**	9,993	**9,993**	9,993	10,063
Capital in excess of par value (Note 14)	**2,895**	2,974	**2,895**	2,974	3,445
Subscriptions receivable - common stock (Note 14)	**(10)**	(58)	**(10)**	(58)	(171)
Deposits on subscriptions to preferred stock	**101**	150	**101**	150	155
Appraisal increase in utility plant and others (Note 5)	**27,205**	25,894	**27,445**	26,140	25,578
Share in revaluation increment of subsidiaries and an associate (Notes 5 and 7)	**1,695**	1,962	**1,455**	1,716	–
Share in cumulative translation adjustment (Note 7)	**(35)**	–	**(35)**	–	–
Unappropriated retained earnings (deficit) (Notes 1, 2, 7, and 14)	**2,951**	(11,664)	**2,951**	(11,664)	15,598
Appropriated retained earnings (Note 14)	**–**	12,600	**–**	12,600	12,600
Total Stockholders' Equity	**46,202**	42,688	**46,202**	42,688	68,131

(Forward)

LARGE TAXPAYERS ASSISTANCE
MARIBETH G LAGUNZAD
MAR 2 2 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

	Parent Company		Consolidated		
	December 31				
	2003	2002 (As restated - Notes 1 and 2)	2003	2002 (As restated - Notes 1 and 2)	2001 (As restated - Note 2)
	(Amounts in Millions)				
Minority Interest	**₱–**	₱–	**₱2,848**	₱2,786	₱3,039
Noncurrent Liabilities					
Customers' refund - noncurrent portion (Note 1)	**18,689**	22,594	**18,689**	22,594	–
Customers' deposits (Notes 17 and 18)	**13,255**	11,924	**13,255**	11,924	11,400
Liability arising from deferred pass-through fuel costs (Notes 9 and 20)	**8,286**	4,544	**8,286**	4,544	–
Deferred income tax liabilities (Note 23)	**3,065**	3,527	**3,065**	3,527	3,740
Provisions (Notes 18 and 19)	**2,870**	2,000	**2,870**	2,000	1,644
Long-term debt - net of portion classified as current (Notes 5, 15 and 25)	**1,249**	1,250	**2,350**	3,239	3,986
Estimated liability for project development (Note 27)	**–**	–	**1,630**	–	–
Other noncurrent liabilities (Note 9)	**1,079**	905	**1,079**	905	346
Total Noncurrent Liabilities	48,493	46,744	51,224	48,733	21,116
Current Liabilities					
Notes payable (Note 16)	**5,286**	6,667	**5,816**	7,344	9,605
Accounts payable and other current liabilities (Notes 4, 17, 18, 20 and 27)	**18,063**	18,087	**20,136**	20,240	17,453
Customers' refund - current portion (Note 1)	**6,919**	6,134	**6,919**	6,134	–
Long-term debt - current portion (Notes 5, 15 and 25)	**7,668**	5,071	**8,776**	6,065	2,516
Long-term debt classified as current (Notes 5, 15 and 25)	**14,155**	20,182	**14,155**	20,182	22,722
Income tax payable	**–**	–	**–**	3	24
Total Current Liabilities	52,091	56,141	55,802	59,968	52,320
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	**₱146,786**	₱145,573	**₱156,076**	₱154,175	₱144,606

See accompanying Notes to Financial Statements.

[redacted]

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF INCOME

	Parent Company		Consolidated		
	Years Ended December 31				
	2003	2002 (As restated - Notes 1 and 2)	2003	2002 (As restated - Notes 1 and 2)	2001 (As restated - Note 2)
	(Amounts in Millions, Except Per Share Data)				
REVENUES (Notes 1 and 21)	₱132,019	₱117,821	₱135,035	₱120,044	₱132,710
OPERATING EXPENSES					
Recoverable purchased power (Notes 20 and 27)	110,076	98,631	110,076	98,631	106,279
Operations and maintenance (Notes 20, 22 and 24)	10,336	9,824	10,784	10,415	10,333
Depreciation and amortization (Notes 9 and 22)	4,305	4,870	4,576	5,215	5,059
Taxes other than income tax (Note 23)	1,728	2,891	1,728	2,891	2,981
Cost of contracts and services (Note 22)	–	–	585	906	988
Real estate sold	–	–	1,288	494	1,612
	126,445	116,216	129,037	118,552	127,252
OPERATING INCOME	5,574	1,605	5,998	1,492	5,458
OTHER INCOME (CHARGES)					
Interest and other charges - net (Notes 9, 18, 22 and 25)	(3,052)	(3,267)	(3,229)	(3,840)	(3,287)
Unrecoverable purchased power (Notes 20 and 27)	(1,508)	(1,351)	(1,508)	(1,351)	(953)
Equity in net earnings (losses) of investees (Note 7)	376	(265)	207	306	605
Recovery of (provision for) probable losses on disallowed receivables (Notes 9 and 22)	6	(1,639)	6	(1,639)	–
Write-off of disallowed receivables (Note 9)	–	(878)	–	(878)	–
	(4,178)	(7,400)	(4,524)	(7,402)	(3,635)
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY LOSS	1,396	(5,795)	1,474	(5,910)	1,823
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 1 and 23)					
Current	268	171	294	198	1,294
Deferred	221	(1,602)	211	(1,557)	(456)
	489	(1,431)	505	(1,359)	838
INCOME (LOSS) FROM ORDINARY ACTIVITIES BEFORE MINORITY INTEREST AND EXTRAORDINARY LOSS	907	(4,364)	969	(4,551)	985
MINORITY INTEREST	–	–	(62)	187	367
INCOME (LOSS) FROM ORDINARY ACTIVITIES	907	(4,364)	907	(4,364)	1,352
EXTRAORDINARY LOSS [Notes 1(d) and 23]	–	(23,817)	–	(23,817)	–
NET INCOME (LOSS) (Note 28)	₱907	(₱28,181)	₱907	(₱28,181)	₱1,352
Basic Earnings (Loss) Per Common Share (Note 28)					
On income (loss) from ordinary activities					
Including depreciation on appraisal increase	₱0.825	(₱4.442)	₱0.825	(₱4.442)	₱1.270
Excluding depreciation on appraisal increase	1.791	(3.448)	1.791	(3.448)	2.420
On net income (loss)					
Including depreciation on appraisal increase	0.825	(28.283)	0.825	(28.283)	1.270
Excluding depreciation on appraisal increase	1.791	(27.289)	1.791	(27.289)	2.420
Diluted Earnings Per Common Share (Note 28)					
On net income (loss)					
Including depreciation on appraisal increase	₱0.823	(₱28.283)	₱0.823	(₱28.283)	₱1.270
Excluding depreciation on appraisal increase	1.787	(27.289)	1.787	(27.289)	2.420

See accompanying Notes to Financial Statements.

[redacted]

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Years Ended December 31		
	2003	2002 (As restated - Notes 1 and 2)	2001 (As restated - Note 2)
	(Amounts in Millions)		
PREFERRED STOCK (Note 14)			
Balance at beginning of year	₱837	₱863	₱830
Issuance of shares	608	73	98
Redemption of shares	(38)	(99)	(65)
Balance at end of year	1,407	837	863
COMMON STOCK (Note 14)			
Balance at beginning of year	9,993	10,063	10,063
Cancelled subscriptions	–	(70)	–
Balance at end of year	9,993	9,993	10,063
CAPITAL IN EXCESS OF PAR VALUE			
Balance at beginning of year	2,974	3,445	3,445
Decrease in subscription on repurchase option (Note 14)	(79)	(471)	–
Balance at end of year	2,895	2,974	3,445
SUBSCRIPTIONS RECEIVABLE - COMMON STOCK (Note 14)			
Balance at beginning of year	(58)	(171)	(245)
Reclassified to (from) current receivables	(10)	86	74
Cancelled subscriptions	58	27	–
Balance at end of year	(10)	(58)	(171)
DEPOSITS ON SUBSCRIPTIONS TO PREFERRED STOCK			
Balance at beginning of year	150	155	211
Additional deposits on subscriptions	610	68	42
Issuance of shares	(608)	(73)	(98)
Cancelled subscriptions	(51)	–	–
Balance at end of year	101	150	155
APPRAISAL INCREASE IN UTILITY PLANT AND OTHERS (Note 5)			
Balance at beginning of year	26,140	25,578	24,075
Additions	2,170	1,555	2,660
Revaluation increment of disposed utility plant and others	(161)	–	–
Depreciation on appraisal increase transferred to unappropriated retained earnings	(704)	(993)	(1,157)
Balance at end of year	27,445	26,140	25,578

(Forward)

[redacted]

US SEC
File No. 82-3237

	Years Ended December 31		
	2003	2002 (As restated - Notes 1 and 2)	2001 (As restated - Note 2)
	(Amounts in Millions)		
SHARE IN REVALUATION INCREMENT OF SUBSIDIARIES AND AN ASSOCIATE (Note 7)			
Balance at beginning of year	1,716	–	–
Additions	–	1,716	–
Depreciation on share in revaluation increment transferred to unappropriated retained earnings	(261)	–	–
Balance at end of year	1,455	1,716	–
SHARE IN CUMULATIVE TRANSLATION ADJUSTMENT OF AN ASSOCIATE (Note 7)			
Balance at beginning of year	–	–	–
Translation adjustment during the year	(35)	–	–
Balance at end of year	(35)	–	–
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT) (Notes 7 and 14)			
Balance at beginning of year, as previously reported	14,255	15,351	19,387
Prior period adjustments arising from customers' refund (Note 1)	(26,469)	–	–
Change in accounting for provisions and intangible assets (Note 2)	550	247	376
Balance at beginning of year, as restated	(11,664)	15,598	19,763
Net income (loss)	907	(28,181)	1,352
Depreciation on appraisal increase in utility plant and others	704	993	1,157
Depreciation on share in revaluation increment of an associate	261	–	–
Revaluation increment of disposed utility plant and others	161	–	–
Cash dividend on preferred stock - 2% in 2003 and 10% in 2002 and 2001	(18)	(74)	(74)
Transfers from (to) appropriated retained earnings	12,600	–	(6,600)
Balance at end of year	2,951	(11,664)	15,598
APPROPRIATED RETAINED EARNINGS (Note 14)			
Balance at beginning of year	12,600	12,600	6,000
Transfers from (to) unappropriated retained earnings	(12,600)	–	6,600
Balance at end of year	–	12,600	12,600
	₱46,202	₱42,688	₱68,131

See accompanying Notes to Financial Statements.

[redacted]

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
STATEMENTS OF CASH FLOWS

	Parent Company		Consolidated		
	Years Ended December 31				
	2003	2002 (As restated - Notes 1 and 2)	2003	2002 (As restated - Notes 1 and 2)	2001 (As restated - Note 2)
	(Amounts in Millions)				
CASH FLOWS FROM OPERATING ACTIVITIES					
Income (loss) from ordinary activities before income tax, minority interest and extraordinary loss	**₱1,396**	(₱5,795)	**₱1,474**	(₱5,910)	₱1,823
Adjustments for:					
Depreciation and amortization	**4,305**	4,870	**4,576**	5,215	5,059
Interest expense on loans and financial charges	**2,629**	2,411	**2,942**	2,842	2,993
Franchise tax expense	**1,545**	2,787	**1,545**	2,787	2,764
Interest expense on customers' deposits	**967**	1,035	**967**	1,035	1,014
Other provisions	**491**	505	**491**	675	38
Interest and dividend income	**(442)**	(450)	**(462)**	(616)	(789)
Equity in net (earnings) losses of investees	**(376)**	265	**(207)**	(306)	(605)
Net loss (gain) on disposal of utility plant and others	**(117)**	72	**(123)**	72	–
Provision for (recovery of) probable losses on disallowed receivables	**(6)**	1,639	**(6)**	1,639	–
Write-off of disallowed receivables	**–**	878	**–**	878	–
Operating income before working capital changes	**10,392**	8,217	**11,197**	8,311	12,297
Changes in operating assets and liabilities:					
Decrease (increase) in:					
Receivables	**1,564**	1,235	**1,899**	2,466	(3,846)
Inventories	**(1)**	683	**110**	1,053	2,208
Other current assets	**193**	298	**154**	276	(194)
Increase in:					
Accounts payable and other current liabilities	**385**	2,534	**479**	2,383	810
Other noncurrent liabilities	**22**	28	**22**	28	36
Customers' refund	**1,595**	3,785	**1,595**	3,785	–
Net cash generated from operations	**14,150**	16,780	**15,456**	18,302	11,311
Franchise tax paid	**(1,148)**	(2,836)	**(1,148)**	(2,836)	(2,836)
Interest paid	**(2,759)**	(2,524)	**(3,246)**	(2,953)	(3,094)
Income tax paid	**–**	(668)	**(29)**	(715)	(1,354)
Interest and dividend received	**442**	450	**462**	616	789
Cash flow from ordinary activities	**10,685**	11,202	**11,495**	12,414	4,816
Cash flow from extraordinary item					
Customers' refund paid	**(1,617)**	–	**(1,617)**	–	–
Net cash provided by operating activities	**9,068**	11,202	**9,878**	12,414	4,816

(Forward)

LARGE TAXPAYERS ASSISTANCE DIVISION
MARIBETH G. LAGUNZAD
MAR 22 2004
RECEIVED
BUREAU OF INTERNAL REVENUE

[redacted]

	Parent Company		Consolidated		
	Years Ended December 31				
	2003	2002 (As restated - Notes 1 and 2)	2003	2002 (As restated - Notes 1 and 2)	2001 (As restated - Note 2)
	(Amounts in Millions)				
CASH FLOWS FROM INVESTING ACTIVITIES					
Additions to utility plant and others	**(₱6,435)**	(₱6,505)	**(₱6,818)**	(₱6,853)	(₱8,244)
Decrease (increase) in:					
Other receivables	**343**	(48)	**(194)**	(84)	378
Other noncurrent assets	**67**	451	**140**	512	(3,300)
Land held for future development	**–**	–	**681**	692	661
Dividends received from associates	**555**	261	**555**	261	331
Proceeds from disposal of utility plant and others	**860**	53	**876**	53	–
Collection of advances (additional investments and advances)	**(39)**	(54)	**(204)**	(12)	(666)
Net cash used in investing activities	**(4,649)**	(5,842)	**(4,964)**	(5,431)	(10,840)
CASH FLOWS FROM FINANCING ACTIVITIES					
Repayments of:					
Long-term debt	**(5,277)**	(1,179)	**(6,051)**	(1,888)	(1,485)
Notes payable	**(2,067)**	(3,968)	**(2,214)**	(4,631)	(8,155)
Proceeds from:					
Notes payable	**500**	3,006	**500**	3,129	9,605
Long-term debt	**421**	45	**421**	45	600
Advance payment received from a customer	**–**	200	**–**	200	2,283
Increase in customers' deposits	**364**	187	**364**	187	936
Dividends paid on preferred stock	**(18)**	(74)	**(18)**	(74)	(74)
Proceeds from issuance of and subscriptions to:					
Preferred stock	**610**	68	**610**	68	42
Common stock	**–**	23	**–**	23	329
Redemption of preferred stock	**(38)**	(99)	**(38)**	(99)	(65)
Decrease in minority interest	**–**	–	**–**	(77)	(400)
Net cash provided by (used in) financing activities	**(5,505)**	(1,791)	**(6,426)**	(3,117)	3,616
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(1,086)**	3,569	**(1,512)**	3,866	(2,408)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**6,193**	2,624	**6,832**	2,966	5,374
CASH AND CASH EQUIVALENTS AT END OF YEAR	**₱5,107**	₱6,193	**₱5,320**	₱6,832	₱2,966

See accompanying Notes to Financial Statements.

[redacted]

MANILA ELECTRIC COMPANY AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1. **Corporate Information**

a. General

Manila Electric Company (the Parent Company) is incorporated in the Philippines. It is involved in the distribution and supply of electricity covering cities and a municipality in Metro Manila and in six provinces surrounding Metro Manila. Its subsidiaries, also incorporated in the Philippines, are mainly engaged in engineering, construction and consulting services, information systems and technology, real estate, and other electricity-related services. The number of employees of the Parent Company was 5,849 by the end of 2003, 5,969 by the end of 2002 and 6,060 by the end of 2001. On a consolidated basis, the number of employees was 6,053 by the end of 2003, 7,784 by the end of 2002 and 7,103 by the end of 2001. The registered office address of the Parent Company is Lopez Building, Ortigas Avenue, Pasig City.

The accompanying financial statements were approved and authorized for issue by the Board of Directors (BOD) on March 5, 2004.

b. Regulation

Prior to the enactment of Republic Act (RA) No. 9136, the "Electric Power Industry Reform Act of 2001," in 2001 (see Note 29), the Parent Company was subject to the ratemaking regulations and regulatory policies of the Energy Regulatory Board (ERB). On June 8, 2001, RA No. 9136 was signed into law. RA No. 9136 abolished the ERB and created in its place the Energy Regulatory Commission (ERC).

c. Franchise Renewal

On March 24, 2003, the ERC, in its Orders issued in ERC Cases No. 2003-129 to 139, granted the Parent Company a Provisional Authority to operate electric services in the Cities of Manila, San Juan, Las Piñas, Quezon, Malabon, Makati, Caloocan, Pasay, Mandaluyong and Parañaque and the Municipality of Navotas. The Parent Company filed its application for the issuance of new Certificates of Public Convenience and Necessity (CPCN) for these areas on March 21, 2003 since its CPCN covering the aforementioned cities and municipalities expired on March 24, 2003.

On June 9, 2003, President Gloria Macapagal-Arroyo signed into law RA No. 9209, which granted the Parent Company a 25-year franchise to construct, operate and maintain an electric distribution system. The law consolidated 50 previously held franchises covering cities and a municipality in Metro Manila and other cities and municipalities in six provinces surrounding Metro Manila.

[redacted]

d. Case with the Supreme Court (SC) on the Refund

On February 16, 1998, the ERB, in ERB Case No. 93-118, rendered a decision ordering the Parent Company to refund to its customers ₱0.167 per kilowatt-hour (kwh) starting with the Parent Company's billing cycles beginning February 1994 until February 1998, or correspondingly credit the same, in favor of the customers, against their future consumption. The ERB's decision superseded and modified the provisional relief of ₱0.184 per kwh that the ERB granted to the Parent Company on January 28, 1994.

The ERB claimed that the Parent Company had exceeded the maximum allowable rate of return on rate base (RORB) of 12%. In computing the RORB, the ERB disallowed, among others, income tax as an operating expense and computed for the rate base using a method that is opposed to the average method practiced by the Parent Company and sustained by the ERB in its earlier applications.

The Parent Company filed a Petition for Review of the ERB's decision before the Court of Appeals (CA). On February 26, 1999, the CA rendered a decision setting aside the aforementioned ERB decision insofar as it directed the Parent Company to reduce its rates and effect a refund to its customers. The CA likewise denied a motion for reconsideration filed by the ERB.

On February 21, 2000, the Parent Company received a copy of a petition filed with the SC by the Republic of the Philippines, represented by the ERB, questioning the aforesaid decision of the CA. It also received a similar petition filed by the Lawyers Against Monopoly and Poverty (LAMP) on March 22, 2000. Comments on the said petitions were filed by the Parent Company on May 24, 2000 and October 30, 2000, respectively. On January 30, 2001, the Parent Company received Replies to Comments from both petitioners.

On November 15, 2002, the Third Division of the SC reversed the CA decision; correlatively, the SC decision affirmed the ERB's directive that the Parent Company refund its customers ₱0.167 per kwh starting with the Parent Company's billing cycles beginning February 1994 until February 1998 or correspondingly credit the same against future consumption. The SC sustained the ERB's disallowance of income tax as an operating expense and its method of computing the rate base.

On December 5, 2002, the Parent Company filed a Motion for Reconsideration with the SC. The motion is based mainly on the following grounds:

i. the disallowance of income tax is contrary to jurisprudence, particularly to the decision in the Galveston and subsequent cases, which became part of Philippine laws and jurisprudence when the country adopted the Public Service Act from American public utility laws. It likewise runs counter to earlier decisions of the ERB itself;

ii. the decision modifies previous SC decisions recognizing 12% as the reasonable RORB a utility company is entitled to. If income tax is disallowed for rate making, then the RORB will be reduced to about 8%;

iii. the decision disregards the method of computing the rate base which had been previously affirmed by the SC itself; and

[redacted]

iv. even the successor of the ERB, the ERC, adheres to the principle that income tax is part of operating expenses as set forth in the Uniform Filing Requirements (UFR), which embodied the detailed guidelines to be followed with respect to the rate unbundling applications filed in December 2001.

On January 27, 2003, the Parent Company filed with the SC a motion seeking the referral of the case to the SC en banc. The motion was denied by the SC in a resolution which the Parent Company received on March 17, 2003. The Parent Company filed a Motion for Reconsideration of this resolution on April 1, 2003.

The Motion for Reconsideration was denied by the Third Division of the SC in its resolution dated April 10, 2003. On the basis of the separate opinion rendered by Justice Artemio V. Panganiban, one of the five justices composing the Third Division of the SC, who observed that the case should be heard en banc, with oral arguments, the Parent Company filed an Urgent Motion for Consideration on April 14, 2003.

On April 30, 2003, the Third Division of the SC denied the Urgent Motion for Consideration filed by the Parent Company, rendering its decision dated November 15, 2002 final and executory. The loss arising from the SC decision amounted to ₱28,728 million, which represents the amount of refund to its customers of ₱0.167 per kwh for billing cycles from February 1994 to December 31, 2002. The Company's 2002 financial statements have been restated to reflect the loss arising from the SC decision. Refunds covering the periods February 1994 to December 31, 2001, amounting to ₱23,817 million, net of tax effect for 1999 of ₱1,126 million (see Note 23), were accounted for as an extraordinary loss in the 2002 statement of income. Refunds covering the period January 1, 2002 to December 31, 2002, amounting to ₱3,785 million were reflected as a reversal of 2002 revenues. The related tax effect of ₱1,133 million is reflected as a reduction in the provision for income tax (see Note 23). The Company's revenues for the first five months of 2003 were adjusted to reflect a rollback of its distribution rates totaling approximately ₱1,595 million.

The Parent Company has reached an agreement with the ERC that the refund will be carried out in four phases in such a way that would first satisfy the Parent Company's obligations to its more numerous, but smaller and, mainly residential customers, who account for the Parent Company's lower income accounts. Phase I, which involves refunds to residential and general service customers consuming 100 kwh or less of electricity per month, was approved by the ERC in June 2003. Phase II, which involves refunds to residential and general service customers consuming 101 to 300 kwh per month, was approved by the ERC on July 11, 2003. The schedule for Phase III, which will involve refunds to residential and general service customers consuming more than 300 kwh of electricity per month, was similarly approved by the ERC in an Order issued on November 28, 2003. According to the Order, Phase III will commence in January 2004 and should be completed by June 2004. The Parent Company filed a Motion for Reconsideration, petitioning the Commission to extend the duration of Phase III from six to twelve months. On February 13, 2004, the ERC approved the extension of the refund period for Phase III to twelve months. For Phase IV, which will involve refunds to commercial and industrial customers, the Parent Company has proposed to pay the refunds over a period of approximately five years starting May 2005 in order to minimize the financial burden on the Parent Company. The proposal for Phase IV will be soon filed with ERC.

[redacted]

As of December 31, 2003, the balance of the refund for each of the four phases follows:

Phase	Refund Amount	Cash Payments	Application against Billings	Balance
		(Amounts in Millions)		
I	₱2,170	₱1,214	₱329	₱627
II	4,559	403	2,769	1,387
III	4,905	–	–	4,905
IV	18,689	–	–	18,689
	₱30,323	₱1,617	₱3,098	₱25,608

Of the ₱6,919 million current portion of customer refund, about ₱2,000 million will be applied against future billings as agreed with customers.

Certain consumer groups have asked the ERC to clarify whether or not the Parent Company will be required to refund an additional ₱6,200 million to ₱6,800 million in interest on the excess charges the Parent Company had collected. The Parent Company has obtained an external legal opinion interpreting the SC Decision as not requiring the Parent Company to pay interest. Furthermore, Phases I, II and III of the refunds were approved by the ERC without provisions for the payment of interest on the refund amount.

e. Rate Applications with ERC

On April 14, 2000, the Parent Company filed with the ERB an application for a ₱0.30 per kwh rate increase.

In accordance with Section 36 of RA No. 9136, the ERC required the National Power Corporation (NPC) and all the distribution utilities to file their unbundled rate charges within six months from the effectivity of RA No. 9136. On December 26, 2001, the Parent Company filed with the ERC a petition for its unbundled rate charges. The filing was made in accordance with the UFR issued by the ERC on October 30, 2001.

On June 17, 2002, the ERC issued an Order consolidating the Parent Company's ₱0.30 per kwh rate increase petition (ERC Case No. 2001-646) with its unbundling petition (ERC Case No. 2001-900), in order to simplify and expedite the resolution of the rate cases. All records and proceedings of the rate increase application were deemed consolidated with that of the unbundling. The hearings on the consolidated petitions were terminated on December 19, 2002.

On March 20, 2003, the ERC promulgated its Decision on the consolidated rate petitions. In the Decision, the ERC granted an Overall Average Tariff Adjustment (OATA) of ₱0.054 per kwh, compared to the Parent Company's February 2003 effective selling price of ₱5.4040 per kwh, not including adjustments due to the Currency Exchange Rate Adjustment (CERA) and the franchise tax. Meanwhile, according to a press statement released by the ERC, the approved rates would lead to an overall Weighted Average Tariff Adjustment (WATA) of ₱0.22 per kwh when compared to February 2003 rates.

In a filing dated March 31, 2003, the Parent Company manifested that its computations and simulations showed that the unbundled rates approved by the ERC will not result in the OATA mentioned by the Decision nor the WATA found in the ERC's press statement. The Parent Company also said in its manifestation that it disagreed with a number of the findings, conclusions, and dispositions of the ERC in its Decision. Thus, the Parent Company stated that it would not implement the Decision beginning with its April 2003 billing cycle and it would file a motion asking the ERC to reconsider its March 20, 2003 Decision within the 15-day period allowed following receipt of the Decision.

On April 9, 2003, the Parent Company filed a Motion for Reconsideration with the ERC. On May 30, 2003, the ERC released an order resolving the Parent Company's appeal providing for unbundled tariffs that will result in a total increase of ₱0.17 per kwh over May 2003 levels, after giving effect to the reduction of rates ordered by the SC in April 2003. This consists of ₱0.0835 per kwh increase reflecting higher generation and transmission charges and a ₱0.0865 per kwh increase in Parent Company-related charges (distribution, supply, and metering). The tariff increase was implemented in June 2003.

On October 10, 2003, the Parent Company filed an application at the ERC seeking to adjust Parent Company-related charges by an average ₱0.1358 per kwh. The Parent Company's rate application was based on (a) an independent appraisal of 2002 assets appraised at an exchange rate of ₱53.096:US$1.00; (b) the Parent Company's audited 2002 financial statements; and (c) the Company's weighted average cost of capital (WACC) for 2002.

On November 27, 2003, the ERC approved an average provisional adjustment in Parent Company-related charges of ₱0.12 per kwh, effective January 2004. Under the implementing rules and regulations of Electric Power Industry Reform Act (EPIRA), the ERC has up to one year from the issuance of the provisional approval within which to issue a final decision on the Parent Company's petition. Hearing on the Parent Company's petition started on December 22, 2003.

On December 23, 2003, a consumer group and three party list congressmen filed a petition at the SC seeking a revocation of the November 27, 2003 provisional increase granted by the ERC. In a Resolution dated January 13, 2004, the SC ordered ERC and the Parent Company to observe the status quo prevailing before the filing of the petition. After the conduct of oral arguments on the petition on January 27, 2004, the parties were given twenty (20) days or until February 16, 2004 to file their respective memoranda before the SC. The respective memoranda of the parties were submitted to the SC on February 16, 2004. The status quo order remains until lifted by the SC.

f. Comprehensive Liability Management Plan (CLMP)

On December 4, 2002, the Parent Company announced the creation of a special committee to oversee the formulation and execution of a sustained viability plan and program under the CLMP.

The Parent Company has short-term and long-term debt maturing in 2004 amounting to ₱12,954 million. It has determined various options for refinancing its maturing debts. The Parent Company obtained the agreement of its short-term lenders to further extend payment of short-term loans due in March 2004 for another 90 days and will consider further extensions until the Parent Company can complete its refinancing program in 2004.

[redacted]

On June 24, 2003, the Parent Company's stockholders approved the issuance of additional bonded indebtedness of up to US$600 million or its equivalent currencies. The Parent Company filed an application of similar nature with the ERC last September 5, 2003 which was approved provisionally by the ERC on January 9, 2004. Public hearings on the Parent Company's application are currently ongoing.

2. Summary of Significant Accounting Policies

The principal accounting policies adopted in preparing the financial statements of the Parent Company and its subsidiaries (collectively referred to as the "Company") are as follows:

<u>Basis of Preparation</u>
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines under the historical cost basis, except for utility plant and others which are carried at revalued amounts.

<u>Adoption of New Statement of Financial Accounting Standards (SFAS)/ International Accounting Standards (IAS)</u>
The Company adopted the following SFAS/IAS which became effective in 2003:

- SFAS 10/IAS 10, "Events After the Balance Sheet Date," prescribes the accounting policies and disclosures related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally the date of authorization for release of the financial statements.

- SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. The new standard requires that a provision should be recognized when (a) an enterprise has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations; and (c) a reliable estimate can be made of the amount of the obligation.

  Following the new recognition criteria, the Company reversed the recorded provision for self-insurance on properties not covered by insurance policies. The change in accounting policy has been accounted for retroactively and the comparative financial statements for 2002 and 2001 have been restated. The change decreased net income for 2003 by ₱1 million and increased net income for 2002 and 2001 by ₱243 million and ₱38 million, respectively. Unappropriated retained earnings as of January 1, 2001 has been increased by ₱376 million, which is the amount of adjustment prior to 2001.

- SFAS 38/IAS 38, "Intangible Assets," establishes the criteria for the recognition and measurement of intangible assets. It also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. Accordingly, the Company changed its method of accounting for pre-operating expenses by charging to expense the unamortized portion of preoperating expenses. Previously, such expenses were deferred and amortized. The change in accounting policy has been accounted for retroactively and the comparative statements for 2002 and 2001 have been restated. The change increased net income for 2003 and 2002 by ₱83 million and ₱60 million, respectively, and decreased net

[redacted]

income in 2001 by ₱167 million. There is no effect on unappropriated retained earnings as of January 1, 2001, as the preoperating expenses were incurred in 2001.

- SFAS 8A, "Deferred Foreign Exchange Differences," eliminates the deferral of foreign exchange losses arising from long-term monetary items. The adoption of SFAS 8A in 2003 did not have an effect on the Parent Company's financial position, results of operations and cash flows since the then ERB has allowed the Company to recover foreign exchange losses on its foreign currency denominated loans through adjustments in customers' bills as resolved under ERB Case No. 87-330-CERA II [Incremental Currency Exchange Rate Adjustment (ICERA) under the unbundled rate structure].

New Accounting Standards Effective Subsequent to 2003

The Accounting Standards Council has approved the following accounting standards, which will be effective subsequent to 2003:

- SFAS 12/IAS 12, "Income Taxes," prescribes the accounting treatment for current and deferred income taxes. The standard requires the use of the balance sheet liability method in accounting for deferred income taxes. It requires the recognition of a deferred tax liability and, subject to certain conditions, deferred tax asset for all temporary differences, with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations. The Company will adopt SFAS 12/IAS 12 in 2004. The Company has not yet determined the financial impact of the adoption of this standard.

- SFAS 17/IAS 17, "Leases," prescribes the accounting policies and disclosures to apply to finance and operating leases. The Company will adopt SFAS 17/IAS 17 in 2004. The Company has not yet determined the financial impact of the adoption of this standard.

- SFAS 21/IAS 21, "The Effects of Changes in Foreign Exchange Rates," provides restrictive conditions for the capitalization of foreign exchange losses. The Company will adopt SFAS 21/IAS 21 in 2005. Similar to the adoption of SFAS 8A in 2003 as discussed above, management believes that the effect of adoption will not be material.

Basis of Consolidation

The consolidated financial statements include the financial statements of the Parent Company and the following directly-owned subsidiaries as of December 31 of each year:

	Country of Incorporation	Principal Activities	Percentage of Ownership		
			2003	2002	2001
Meralco Energy, Inc. (MEI)	Philippines	Energy Systems Management	**100**	100	100
e-Meralco Ventures, Inc. (e-MVI)	Philippines	e-Business Development	**100**	100	100
Asian Center for Energy Management (ACEM)	Philippines	Research & Development	**100**	100	–
Meralco Financial Services Corporation (Finserv)	Philippines	Financial Services Provider	**100**	100	–
Meralco Industrial Engineering Services Corporation (MIESCOR)	Philippines	Engineering, Construction and Consulting Services	**97**	97	72
Batangas Cogeneration Corporation (Batangas Cogen)	Philippines	Power Generation	**55***	55	55
Corporate Information Solutions, Inc. (CIS)	Philippines	Systems Development	**51**	51	51
Rockwell Land Corporation (Rockwell)	Philippines	Real Estate	**51**	51	51

* *In 2004, the Parent Company's ownership has been reduced to 38%. Accordingly, the Company will deconsolidate the financial statements of Batangas Cogen in 2004.*

[redacted]

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is relinquished and transferred out.

Parent company and consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the interests not held by the Parent Company in MIESCOR and its subsidiary MIESCOR Builders, Inc., Batangas Cogeneration Corporation, Corporate Information Solutions, Inc. (CIS) and Rockwell Land Corporation (Rockwell).

Investments in subsidiaries are accounted for under the equity method in the parent company financial statements.

Investments in Associates

The Company's investments in associates, entities which are neither subsidiaries nor joint ventures, where the Company owns at least 20% or has significant influence and which are neither subsidiaries nor joint ventures, are accounted for under the equity method of accounting in the financial statements. They are carried in the balance sheets at cost plus post-acquisition changes in the Company's share in the net assets of the associates, less any impairment in value. Share in the results of operations of the associates is recognized. Proportionate share in unrealized gains arising from transactions with its associates are eliminated against the investments accounts. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Interest in a Joint Venture

The Parent Company's interest in Soluziona Philippines, Inc. (Soluziona), a joint venture, is accounted for using the equity method of accounting. The interest in joint venture is carried at cost plus post-acquisition changes in the share in the net assets of the joint venture, less any impairment in value. The share in the results of operations of the joint venture is recognized.

Investments in Real Properties

Investments in real properties represent land, building, structures and improvements of the mall and condominium units for lease of Rockwell. These are carried at cost (including borrowing costs) less accumulated depreciation and any impairment in value. Depreciation is computed on a straight-line basis over a 35-year period for the mall and a 20-year period for the condominium units for lease.

Other Investments

All other investments held on a long-term basis are valued at cost less any impairment in value and are included in "Investments - at cost" account in the balance sheets.

Utility Plant and Others

Utility plant and others is stated at revalued amounts less CERA recoveries, accumulated depreciation and any impairment loss. Independent property revaluations are performed periodically. The latest valuation as of December 31, 2002 was certified by a qualified independent appraiser.

[redacted]

The initial cost of utility plant and others comprise their purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of utility plant and others beyond their originally assessed standard of performance, the expenditures are capitalized as an additional cost of utility plant and others.

In prior years, a two-year lag exists in the recording of appraised values. For 2003, the lag is only one year. Due to the volume of assets involved, it is not possible to finalize the independent valuation and to record the results as of the date of the financial statements. For practical purposes, the Parent Company has consistently adopted the lag in recording.

Additions to utility plant and others subsequent to the last appraisal date are stated at cost. Recorded appraisal increase is reduced by the amount being recovered through the Currency Exchange Rate Adjustment (CERA II) Clause for Debt Service. Any increase in the utility plant's valuation is credited to the "Appraisal increase in utility plant and others" account in the balance sheets. Any decrease is first offset against the increase on earlier valuation in respect of the same property and is thereafter charged to current operating income. Depreciation on appraisal increase charged to operations is transferred to retained earnings or deficit.

Upon ERC's approval of the Parent Company's new base exchange rate of ₱40.081, it is allowed to restate utility plant and others by the amount of the difference between the previous base exchange rate and the newly approved base exchange rate multiplied for each dollar identified in the utility plant and others which were acquired using the proceeds of the foreign currency denominated loans.

When assets are sold or retired, their revalued amounts and accumulated depreciation and any impairment loss are eliminated from the accounts and any gain or loss resulting from their disposal is included in the statements of income. Upon the disposal of revalued property, the relevant portion of the appraisal increase realized in respect of previous valuation is transferred from the appraisal increase directly to retained earnings or deficit. However, for certain subtransmission and distribution assets (e.g., poles, transformers and meters), when an asset in the group is sold or retired, the asset account is credited for the cost of the asset retired and the accumulated depreciation account is debited for the same amount. For financial reporting purposes, depreciation of utility plant and others is computed using the straight-line functional group method over the following estimated useful lives:

Subtransmission and distribution	25-35 years
Others:	
Computers	5 years
Transportation equipment	5-10 years
Communication equipment	20 years
Building and improvements	40 years
Others	20 years

[redacted]

For income tax reporting purposes, depreciation of utility plant and others is computed based on the double-declining balance method.

Depreciation of assets of the subsidiaries, except MIESCOR which uses sum-of-years' digits method for certain assets amounting to ₱81 million (included in the 2003 consolidated balance sheet), is computed using the straight-line method over the following estimated useful lives:

Building and improvements	35 years
Office furniture, fixtures and other equipment	5 years
Transportation equipment	5 years
Others	5 years

The useful life and depreciation method are reviewed periodically to ensure that the period and method of depreciation are consistent with the expected pattern of economic benefits from items of utility plant and others.

Construction in Progress
Construction in progress of subtransmission and distribution substations and building is stated at cost which includes cost of construction, plant and equipment and other direct costs. Borrowing costs that are directly attributable to the construction of utility plant and others are capitalized during the construction period. Construction in progress is not depreciated until such time that the relevant assets are completed and put into operational use.

Impairment of Assets
The carrying values of long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of an asset is the greater of net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses, if any, are recognized as a charge to current operations, except for utility plant and others, which are recognized as a reduction in the appraisal increase and any excess as a charge to current operations.

Land Held for Future Development
Subdivided and unsubdivided land of Rockwell are stated at the lower of cost or net realizable value. Expenditures for development and improvements of subdivided land are capitalized as part of the cost of the land. Borrowing costs are capitalized while development is in progress. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

[redacted]

Intangible Assets
Intangible assets consist of software cost, consultancy fees and other development expenditures incurred in relation to a corporate-wide computerization program. These are measured initially at cost. After initial recognition, deferred charges are measured at cost less accumulated amortization. These are amortized on a straight-line basis over five years upon implementation of such projects.

Deferred Pass-through Fuel Costs
Deferred pass-through fuel costs are recorded based on actual billings for unconsumed gas determined at the end of the year.

Exchange rate differences arising from the restatement of deferred pass-through fuel costs are deferred as these costs will be passed on to customers upon consumption.

Debt Issuance Costs
Debt issuance costs are deferred and amortized on a straight-line basis over the term of the long-term debt.

Cash and Cash Equivalents
Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

Receivables
Receivables are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Inventories
Materials and supplies are stated at the lower of cost or net realizable value. Costs incurred in bringing materials and supplies to their present location and condition are determined on the moving average method. Net realizable value is the current replacement cost of the asset.

Condominium units for sale of Rockwell are stated at the lower of cost or net realizable value. Cost includes the cost of the land, construction costs and borrowing costs incurred during construction. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and sell.

Provisions
Starting on January 1, 2003, provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. In prior years, provisions for contingencies were accrued when it is probable that a liability had been incurred at balance sheet date and the amount can be reasonably estimated. Otherwise, the loss contingency was disclosed.

Contingent Assets
Contingent assets arising from the tax refund discussed in Note 23 are not recognized unless the realization of the refund is virtually certain.

[redacted]

US SEC
File No. 82-3237

Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

- Parent Company

  Operating revenues are recognized upon supply of power to the customers. Prior to June 2003, the bills rendered monthly were computed according to rate schedules approved by the ERB in ERB Case Numbers 95-385, 97-18 and 2001-168. The bill format had the following components:

  - Basic Charge. This charge allowed the Parent Company to recover its operating expenses and attain a reasonable return on its investment. Basic charge also includes fixed Purchased Power Adjustment (PPA) equivalent to a purchased power cost of ₱1.7845 per kwh.

  - CERA. CERA I and II covered the increases and decreases in the operations and maintenance expenses and foreign debt principal payments due to changes in the Philippine peso-US dollar exchange rate, respectively.

  - PPA. This covered the increases and decreases in the cost of power bought from the Parent Company's power suppliers. This represents changes in the Parent Company's purchased power cost beyond the base level of ₱1.7845 per kwh incorporated in the Basic Charge.

  In compliance with Section 36 of RA No. 9136, the Parent Company filed with the ERC last December 26, 2001 for the unbundling of its charges to its customers. The UFR on the rate unbundling released by the ERC on October 30, 2001 specified that the Parent Company's billing will have the following components: Generation Charge, Transmission Charge, System Loss Charge, Distribution Charge, Supply Charge, Metering Charge, the CERA and Interclass and Lifeline Subsidies. National and Local Franchise Taxes, the Power Act Reduction (for Residential Customers) and the Universal Charge are also separately indicated in the customer's billing statements. As discussed in Note 1(e), the ERC has issued its Decision on the Parent Company's rate unbundling application.

  On February 24, 2003, the ERC issued an Order approving the Implementing Rules and Regulations (IRR) for the new Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (ICERA). The GRAM and ICERA are the mechanisms by which the Parent Company can reflect changes in the levels of the Generation Charge and the Currency Exchange Rate Adjustment (CERA). The levels of the Generation Charge and the CERA are fixed until such time that the ERC approves new levels for these following a filing by the Parent Company under the GRAM and the ICERA. These rate adjustment mechanisms still allow the Parent Company to pass on to its customers changes in generation costs and some of the effects of the peso depreciation. The cost recovery process, however, is no longer automatic, as the ERC's approval is required on a quarterly basis resulting in a lag between the time the costs are incurred and when they may be recovered. Accordingly, over or under recoveries in operating revenues at the end of the year are reversed or accrued.

[redacted]

- MIESCOR

  Revenues from construction contracts are recognized and measured using the percentage of completion method of accounting for the physical portion of the contract work, determined based on the actual costs incurred in relation to the total estimated costs of the contract. Revenue from contracts to manage, supervise, or coordinate construction activity for others and contracts where materials and services are supplied by contract owners are recognized only to the extent of the contracted fees.

  Contract costs principally include subcontracted costs related to contract performance. Expected losses on contracts are recognized immediately when it is probable that the total contract costs will exceed total contract revenues. The amount of such loss is determined irrespective of whether or not work has commenced on the contract; the stage of completion of contract activity; or the amount of profits expected to arise on other contracts which are not treated as a single construction contract. Changes in contract performance, contract conditions and estimated profitability, including those arising from contract penalty provisions, and final contract settlements which may result in revisions to estimated costs and gross margins are recognized in the year in which the changes are determined.

- Rockwell

  - Revenue from sale of real estate is recognized when the significant risks and rewards of ownership of the property have passed to the buyer and the amount of revenue can be measured reliably. Sales of real estate, which include the sale of land and condominium units, are accounted for under the percentage of completion method where there are material obligations under the sales contracts to provide improvements after the property is sold. Under this method, the gain on sale is recognized as the related obligations are fulfilled.

    Cost of condominium units sold before completion of the project is determined based on actual costs and project estimates of building contractors and technical staff. The estimated future expenditures for development pertain to the cost of condominium units sold shown as "Estimated liability for project development" account in the consolidated balance sheets.

    For income tax purposes, full revenue recognition is applied when at least 25% of the selling price is collected in the year of sale, otherwise, the installment method is applied.

  - Revenue from cinema, bowling, billiards and snack bar is recognized upon receipt of cash from the customer.

  - Lease income from condominium units held for lease and from mall operations are accounted for in accordance with the terms of the lease agreements.

- Interest income

  Revenue is recognized as the interest accrues.

[redacted]

Foreign Currency Transactions

Foreign currency transactions are recorded in Philippine peso by applying to the foreign currency amount the exchange rate between the Philippine peso and the foreign currency at the date of the transactions. Exchange rate differences arising from the settlement of monetary items at rates different from those at which they were initially recorded during the periods are generally recognized in the statements of income in the period in which they arise. Monetary assets and liabilities denominated in foreign currencies are restated using the closing exchange rate at the balance sheet date. However, foreign exchange gains or losses arising from restatement of foreign currency denominated loans to the current exchange rate are deferred (included as part of "Other noncurrent assets" account in the balance sheets) and amortized (shown as part of "Interest and other charges" account in the statements of income) as amounts are recovered through corresponding adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

Retirement Costs

The Parent Company has a funded, noncontributory defined benefit retirement plan for all permanent employees. In 2003, retirement costs of the Parent Company are actuarially determined using the projected unit credit method. This method reflects service rendered by employees to the date of valuation and incorporates assumptions concerning employees' projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions over the expected average working lives of the covered employees. In prior years, retirement costs of the Parent Company were actuarially determined using the entry age normal funding method. The effect of the change on the financial statements is not material.

Certain subsidiaries provide for retirement benefits based on projected unit credit method and entry age normal funding method.

Stock Ownership Plan

The Parent Company has a stock ownership plan for the granting of non-transferable options to management and employees to purchase fixed number of shares of stock at a stated price during a specified period. When the grants are exercised, the capital stock transactions are recorded at the stated price.

Borrowing Costs

Borrowing costs are generally expensed when incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred and ceases when the assets are ready for their intended use.

Leases

Operating lease payments are recognized as expense based on the terms of the lease agreements.

Income Tax

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to (a) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) carryforward benefit of the net operating loss carryover (NOLCO); and (c) the excess of minimum corporate income tax (MCIT) over the regular corporate income tax. Deferred tax assets and liabilities are

[redacted]

measured using the tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided when the deferred tax assets will not be realized in the future.

Prior to the SC decision discussed in Notes 1(d) and 23, the provision for income tax was segregated into utility and non-utility operations in the statements of income. The 2002 and 2001 financial statements have been restated to give retroactive effect to the change in the presentation of provision for income tax.

Financial Instruments
The Parent Company uses various interest rate structures to manage interest rate risks and to obtain a more stable and predictable interest cost. These structures are generally entered into concurrent with the issuance of floating rate debts. Net amounts paid to or received from counterparties under these interest rate structures are recorded as interest expense in the period in which they accrue.

Current accounting practice does not require recognition of mark-to-market values of derivative instruments. Mark-to-market values are presented in the related notes for disclosure purposes only.

Subsequent Events
Subsequent events that provide evidence of conditions that existed at balance sheet date are reflected in the financial statements. Subsequent events that are indicative of conditions that arose after the balance sheet date are disclosed in the financial statements when material.

3. Segment Information

The Company's operating businesses are organized and managed separately according to the nature of services provided, with each segment representing a strategic business unit that offers different products.

- The power distribution segment is involved in the distribution and supply of electricity covering franchise areas in the Luzon region.
- The real estate segment is involved in real estate development and leasing.
- The services segment is involved principally in engineering, construction and consulting services, and computer-related services.

Segment revenues, segment expenses and segment results include transfers among business segments. Such transfers are accounted for at competitive market prices charged to unaffiliated customers for similar services. Those transfers are eliminated in the consolidation.

Segment assets and segment results for 2002 and 2001 have been restated to reflect the effect of change in policy with respect to provisions and pre-operating expenses (see Note 2) and customer's refund [see Note 1(d)].

The Company operates and generates revenues in the Philippines (i.e., one geographical location). Thus, geographical segment information is not presented.

[redacted]

Business Segment Data

	Power Distribution			Real Estate			Services			Eliminations			Consolidated		
	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001	2003	2002	2001
								(Amounts in Millions)							
Revenues															
External sales	₱131,987	₱117,791	₱129,367	₱2,235	₱977	₱1,877	₱813	₱1,276	₱1,466	₱–	₱–	₱–	₱135,035	₱120,044	₱132,710
Inter-segment sales	32	30	33	-	-	-	208	200	357	(240)	(230)	(390)	-	-	-
Total revenues	132,019	117,821	129,400	2,235	977	1,877	1,021	1,476	1,823	(240)	(230)	(390)	135,035	120,044	132,710
Results															
Segment results	4,061	(2,203)	4,923	303	(20)	(356)	132	(153)	(62)	-	-	-	4,496	(2,376)	4,505
Extraordinary loss													-	(23,817)	-
Interest and other charges - net													(3,229)	(3,840)	(3,287)
Equity in net earnings of investees													207	306	605
Minority interest													(62)	187	367
Benefit from (provision for) income tax													(505)	1,359	(838)
Net income (loss)	4,061	(2,203)	4,923	303	(20)	(356)	132	(153)	(62)				907	(28,181)	1,352
Other Information															
Segment assets	141,399	139,372	130,946	10,046	10,881	11,425	1,757	2,075	2,666	(1,229)	(3,040)	(2,138)	151,973	149,288	142,899
Deferred income tax assets													1,447	2,120	776
Investments - at equity													2,656	2,767	931
Consolidated total assets	141,399	139,372	130,946	10,046	10,881	11,425	1,757	2,075	2,666	(1,229)	(3,040)	(2,138)	156,076	154,175	144,606
Segment liabilities	97,519	96,572	59,424	4,321	4,533	5,253	2,324	4,613	5,370	(203)	(544)	(351)	103,961	105,174	69,696
Deferred income tax liabilities													3,065	3,527	3,740
Consolidated total liabilities	97,519	96,572	59,424	4,321	4,533	5,253	2,324	4,613	5,370	(203)	(544)	(351)	107,026	108,701	73,436
Capital expenditures	6,435	6,505	7,232	24	29	706	395	319	306	-	-	-	6,818	6,853	8,244
Depreciation and amortization	4,305	4,870	4,816	207	208	202	58	137	41	6	-	-	4,576	5,215	5,059
Noncash expenses other than depreciation and amortization	896	3,622	775	7	358	17	193	72	58	-	-	-	491	2,314	38

[redacted]

4. **Supplemental Information on Rockwell**

Rockwell is engaged in real estate development, sale or lease of residential and commercial lots and units and lease of mall facilities. In May 2002, Rockwell commenced construction of its new condominium project - the "Manansala." The project broke ground in May 2002 with 93% market take up by year-end. Rockwell expects to turn over the "Manansala" units by December 2005.

Total cash received from pre-selling activities of "Manansala" amounted to ₱389.4 million as of December 31, 2002 and is shown as part of "Accounts payable and other current liabilities - Deposits from pre-selling of condominium units" in the 2002 consolidated balance sheet (see Note 17).

Condensed financial information for Rockwell, before intercompany elimination, follows:

	2003	2002	2001
		(Amounts in Millions)	
Cash and cash equivalents	**₱60**	₱362	₱147
Trade and other receivables - net	**2,036**	493	1,202
Investment in real properties - at cost	**4,001**	4,015	4,095
Total assets	**10,130**	10,005	11,413
Long-term debt	**2,209**	2,983	2,714
Estimated liability for project development	**1,630**	–	–
Total liabilities	**4,321**	4,327	5,253
Total stockholders' equity	**5,809**	5,678	6,160
Revenues	**2,332**	1,125	1,970
Costs and expenses	**2,202**	1,606	2,761
Net income (loss)	**130**	(481)	(791)

[redacted]

5. Utility Plant and Others

The movement of utility plant and others for the year ended December 31, 2003 follows:

	Parent Company					Office Furniture,			
	Subtransmission and Distribution	Others	Total Parent Company	Land	Building and Improvements	Fixtures and Other Equipment	Transportation Equipment	Others	Total Consolidated
					(Amounts in Millions)				
Appraised values:									
Beginning	₱74,350	₱26,567	₱100,917	₱17	₱241	₱710	₱164	₱752	₱102,801
Transfers from CIP	8,169	1,460	9,629	-	-	-	-	-	9,629
Additions	-	-	-	-	5	163	19	7	194
Disposals/retirements	209	(991)	(782)	-	(54)	(48)	(24)	-	(908)
Reclassification and others	116	(229)	(113)	-	-	(192)	-	-	(305)
Appraisal increase	5,124	2,489	7,613	-	-	-	-	-	7,613
Ending	87,968	29,296	117,264	17	192	633	159	759	119,024
Accumulated depreciation:									
Beginning	17,975	3,655	21,630	-	37	116	79	458	22,320
Charge for the year	2,678	838	3,516	-	13	244	9	5	3,787
Disposals/retirements	209	(237)	(28)	-	(17)	(43)	(11)	-	(99)
Other adjustments	803	413	1,216		-	-	-	-	1,216
Appraisal increase	5,316	127	5,443	-	-	-	-	-	5,443
Ending	26,981	4,796	31,777	-	33	317	77	463	32,667
Net book value - December 31, 2003	₱60,987	₱24,500	₱85,487	₱17	₱159	₱316	₱82	₱296	₱86,357
Net book value - December 31, 2002	₱56,375	₱22,912	₱79,287	₱17	₱204	₱594	₱85	₱294	₱80,481

A qualified independent appraiser performs valuations of utility plant and others periodically, with the latest valuation being as of December 31, 2002.

Substantially all of the utility plant assets (₱84,848 million as of December 31, 2003, ₱78,300 million as of December 31, 2002 and ₱76,100 million as of December 31, 2001) are subject to a first mortgage lien relating to the First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans. The said lien is in favor of a local bank, as trustee, for the benefit of all bondholders (see Note 15).

[redacted]

On January 27, 2003, the BOD of the Parent Company approved the conveyance of real properties of MML Development Center (MMLDC) in Antipolo City, as contribution to fund its pension obligations to the Meralco Retirement Plan being held in trust by the Meralco Pension Fund (MPF). The net book value of the properties transferred amounted to ₱647 million which reduced the Parent Company's unfunded actuarial liability by the same amount (see Note 24).

A Memorandum of Agreement and Deed of Assignment conveying the title and ownership of the real estate properties have been executed between the Parent Company and the Meralco Pension Fund. The corresponding taxes due were paid to the government.

The original cost basis and accumulated depreciation at cost of utility plant and others follow:

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
At cost:					
Subtransmission and distribution	**₱64,252**	₱55,206	**₱63,095**	₱55,206	₱51,902
Others	**16,393**	16,162	**16,969**	16,162	16,348
	80,645	71,368	**80,064**	71,368	68,250
Land	**–**	–	**2**	2	2
Building and improvements	**–**	–	**164**	212	117
Office furniture, fixtures and other equipment	**–**	–	**474**	543	273
Transportation equipment	**–**	–	**115**	118	117
Others	**–**	–	**759**	752	744
	80,645	71,368	**81,578**	72,995	69,503
Less accumulated depreciation	**22,363**	17,975	**22,666**	18,654	17,195
	₱58,282	₱53,393	**₱58,912**	₱54,341	₱52,308

6. Construction in Progress

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
Balance, beginning of year	**₱8,613**	₱6,932	**₱8,719**	₱7,039	₱10,591
Additions	**6,435**	6,505	**6,818**	6,505	7,365
Transfers to utility plant and others (see Note 5)	**(9,629)**	(4,824)	**(9,629)**	(4,825)	(10,917)
Reclassification from advance payments to suppliers and others	**769**	–	**769**	–	–
Balance, end of year	**₱6,188**	₱8,613	**₱6,677**	₱8,719	₱7,039

Construction in progress of the Parent Company includes borrowing costs incurred in connection with the construction of subtransmission and distribution facilities. Borrowing costs capitalized amounted to ₱68 million, ₱119 million and ₱216 million in 2003, 2002 and 2001, respectively.

Capitalization rates in 2003, 2002 and 2001, were 6.1%, 7.7% and 11.3%, respectively.

7. Investments at Equity

In the Parent Company financial statements, subsidiaries, associates, and joint venture are accounted for under the equity method. In the consolidated financial statements, associates and joint venture with ownership of 50% and below are accounted for under the equity method.

	Percentage of Ownership	
	Parent Company	Consolidated
Subsidiaries		
MEI	100	–
e-MVI	100	–
ACEM	100	–
Finserv	100	–
MIESCOR	97	–
Batangas Cogen	55*	–
CIS	51	–
Rockwell	51	–
Associates		
First Private Power Corporation and Subsidiary (FPPC)	40	40
General Electric Philippines Meter and Instrument Company, Inc. (GEPMICI)	35	35
Joint Venture		
Soluziona	50	50

** In 2004, the Parent Company's ownership has been reduced to 38%. Accordingly, the Company will deconsolidate the financial statements of Batangas Cogen in 2004.*

The details and movements of investments in subsidiaries, associates and joint venture follow:

	Parent Company		Consolidated		
	2003	2002 (As restated- see Note 2)	2003	2002 (As restated - see Note 2)	2001 (As restated - see Note 2)
	(Amounts in Millions)				
Acquisition costs	**₱1,504**	₱1,465	**₱876**	₱648	₱647
Accumulated equity in net earnings:					
Balance at beginning of year, as previously reported	**834**	1,346	**403**	284	84
Effect of change in accounting for intangible assets (see Note 2)	**(107)**	(167)	**–**	–	–
Balance at beginning of year, as restated	**727**	1,179	**403**	284	84
Equity in net earnings (losses) for the year	**376**	(265)	**207**	306	605
Depreciation on share in revaluation increment	**267**	–	**261**	–	–
Dividends declared	**(511)**	(187)	**(511)**	(187)	(405)
Balance at end of year	**859**	727	**360**	403	284

[redacted]

	Parent Company		Consolidated		
	2003	2002 (As restated- see Note 2)	2003	2002 (As restated - see Note 2)	2001 (As restated - see Note 2)
	(Amounts in Millions)				
Share in revaluation increment of subsidiaries and an associate:					
Balance at beginning of year	₱1,962	₱–	₱1,716	₱–	₱–
Additions during the year	–	1,962	–	1,716	–
Depreciation on share in revaluation increment (see Note 28)	(267)	–	(261)	–	–
Balance at end of year	1,695	1,962	1,455	1,716	–
Share in cumulative translation adjustment of an associate	(35)	–	(35)	–	–
	₱4,023	₱4,154	₱2,656	₱2,767	₱931

The carrying values of investments in subsidiaries, associates and joint venture follow:

	Parent Company		Consolidated		
	2003	2002 (As restated - see Note 2)	2003	2002 (As restated - see Note 2)	2001 (As restated - see Note 2)
	(Amounts in Millions)				
FPPC	₱2,262	₱2,641	₱2,262	₱2,641	₱818
Rockwell	1,382	1,174	–	–	–
GEPMICI	91	87	91	87	85
Others	288	252	303	39	28
	₱4,023	₱4,154	₱2,656	₱2,767	₱931

Undistributed accumulated equity in earnings of investees included in the Parent Company's unappropriated retained earnings amounted to ₱859 million and ₱727 million as of December 31, 2003 and 2002, respectively. These amounts are not currently available for distribution as dividends until declared by the subsidiaries and associates.

Condensed financial information for FPPC and GEPMICI follow:

	2003		2002		2001	
	FPPC	GEPMICI	FPPC	GEPMICI	FPPC	GEPMICI
	(Amounts in Millions)					
Current assets	₱1,664	₱350	₱1,374	₱293	₱1,176	₱313
Noncurrent assets	2,618	40	4,242	45	4,685	53
Current liabilities	1,273	131	1,034	90	1,070	122
Noncurrent liabilities	1,860	–	2,370	–	2,749	–
Net assets	1,149	259	2,212	248	2,042	244
Revenues	2,851	399	2,634	305	2,689	477
Costs and expenses	1,785	387	1,885	301	1,890	420
Net income	1,066	12	749	4	799	57

[redacted]

The aggregate amounts of the Parent Company's proportionate share in the assets, liabilities, income and expenses related to its 50% interest in Soluziona follows:

	2003	2002	2001
		(Amounts in Millions)	
Current assets	**₱82**	₱88	₱94
Noncurrent assets	**10**	16	28
Current liabilities	**(41)**	(56)	(66)
Noncurrent liabilities	**(2)**	(5)	(18)
Net assets	**₱49**	₱43	₱38
Revenues	**₱180**	₱207	₱199
Costs and expenses	**163**	191	175
Net income	**₱17**	₱16	₱24

8. Investments in Real Properties and Investments at Cost

Investments in real properties include the accumulated costs incurred for the development and construction of the mall, "The Power Plant," and condominium units held for lease. Unamortized borrowing costs (net of depreciation) capitalized as part of investments in real properties amounted to ₱332 million and ₱343 million as of December 31, 2003 and 2002, respectively. No borrowing costs were capitalized starting 2001.

On May 12, 1999, Rockwell entered into an agreement with Rockwell Leisure Club, Inc. (RLCI) for the assignment of facilities and the related condominium certificates of title carrying the premises amounting to ₱400 million, in exchange for advances convertible into shares of stock of RLCI. As of December 31, 2003, investments in RLCI shares and advances convertible to RLCI shares amounted to ₱27 million (₱31 million in 2002 and ₱60 million in 2001) and ₱210 million (₱210 million in 2002 and ₱187 million in 2001), respectively (shown as part of "Investments - at cost").

As discussed in Note 15(b), investments in real properties of Rockwell with a carrying value of ₱3,700 million as of December 31, 2003, serve as collateral on certain long-term debt of Rockwell.

Prior to 2003, the Company presented investments in real properties and investments at cost as part of investments and advances account in the balance sheets. Starting 2003, the Company separately discloses investments in real properties and investments at cost in the balance sheet. Prior year parent company and consolidated balance sheets were restated to give effect to the change in presentation.

[redacted]

9. Other Noncurrent Assets

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
	(Amounts in Millions)				
Deferred pass-through fuel costs (see Note 20)	₱8,286	₱4,544	₱8,286	₱4,544	₱–
Deferred foreign exchange loss (CERA II)	6,588	7,501	6,588	7,501	6,677
Deferred PPA (net of allowance for probable disallowance of ₱710 million and ₱1,639 million in 2003 and 2002, respectively)	3,487	5,757	3,487	5,757	10,300
Prepaid income tax - net of current portion (see Note 23)	1,055	1,353	1,055	1,353	–
Intangible assets - net	788	1,577	788	1,577	2,456
Unamortized debt issuance costs	726	845	726	845	938
Deferred charges on system imbalance penalties (net of allowance for probable disallowances of ₱399 million in 2003) (see Note 22)	–	370	–	370	89
Input value added taxes (VAT) and creditable withholding taxes	–	–	452	364	748
Deferred income tax (see Note 23)	–	–	80	71	117
Others	1,014	972	1,347	1,423	1,855
	₱21,944	₱22,919	₱22,809	₱23,805	₱23,180

a. Deferred pass-through fuel costs

Deferred pass-through fuel costs represents the quantity and cost of natural gas that was contracted for but not consumed by the Parent Company's major independent power producers, First Gas Power Corporation (FGPC) and FGP Corp. [collectively referred to as "First Gas" - see Notes 20 and 27(a)], due to the constrained dispatch imposed on them by the National Power Corporation(NPC)/National Transmission Corporation (TransCo). Both FGPC's 1,000 megawatt (MW) Sta. Rita plant and FGP Corp.'s 500-MW San Lorenzo plant should be dispatched at the stipulated capacity factor of 83% every year. Billings by First Gas for the years ended December 31, 2003 and 2002 for such unconsumed gas amounted to US$64 million and US$85 million, respectively. Such unconsumed gas can be utilized over a period of 10 years up to 2013. The payment term is dependent upon the outcome of the dispute described below. The related liability is presented as "Liability arising from deferred pass-through fuel costs" account in the balance sheets and is interest-bearing starting February 2003. The interest rate is based on LIBOR plus 1%. Total interest for the year ended December 31, 2003 amounted to ₱152 million and is shown as part of "Interest and other charges" account in the 2003 statements of income. The related liability for interest is shown as part of "Other noncurrent liabilities" account in the balance sheets.

A dispute has arisen between First Gas and the Gas Sellers (Shell Philippines Exploration B.V., Shell Philippines LLC, Texaco Philippines, Inc., and PNOC Exploration Corporation) under the Gas Sale and Purchase Agreements (GSPA) between First Gas and the Gas Sellers. First Gas' position is that the Gas Sellers have breached the terms of the "Most Favored Nations Clause" (MFN) contained in the GSPA by failing to notify and offer First Gas certain pricing terms and conditions that the Gas Sellers have previously offered to National Power Corporation (NPC) in connection with NPC's 1,200 MW Ilijan Power Plant. The Gas Sellers offered a deferred payment facility to NPC to finance payment for NPC's take-or-pay obligations under its GSPA with the Gas Sellers for the Ilijan Power Plant. The Gas Sellers have not offered the Ilijan Price Terms to FGP including a deferred payment facility.

[redacted]

With respect to 2002, FGP is of the view that it has fully complied with its obligations under the GSPA and is, therefore, not liable to Gas Sellers for any take-or-pay obligations. FGPC is of the position that the Gas Sellers are obligated to offer the complete Ilijan Price terms, which include a deferred payment facility pursuant to the MFN.

If the Gas Sellers had provided First Gas with a deferred payment facility pursuant to the MFN under the GSPA, any take-or-pay obligations in 2003 and 2002 deemed owed by FGP to the Gas Sellers and the disputed amounts, if deemed owed by FGPC to the Gas Sellers, would be deferrable under such deferred payment facility. Consequently, FGP has taken the position that its entire amount of obligation is subject of a bonafide dispute between FGP and the Gas Sellers. FGPC has also taken the position that the disputed amount is subject of a bonafide dispute between FGPC and the Gas Sellers.

On a monthly basis commencing in March 2003, the Gas Sellers have invoiced First Gas for interest in connection with the 2002 disputed take-or-pay obligations. Given FGP's position that it is not liable for any take-or-pay obligations, FGP is of the position that it is not liable for any interest payments on the said amount. Also, given FGPC's position that it is entitled to the Ilijan price terms, including deferred payment facility, and such claim constitutes a bona fide dispute, the interest should be computed using a lower rate as stipulated in the GSPA. Under the terms of the GSPA such interest is not due for payment until such time that the dispute is resolved.

First Gas intends to vigorously pursue its dispute with Gas Sellers under the GSPA. Management of First Gas, based on the advice of its legal counsel, does not expect the resolution through arbitrations of said disputes to happen within the next two to two and a half years.

Consequently, the Parent Company's obligations to pay for unconsumed gas for 2003 and 2002 would also be deferrable until resolution of the dispute. The liability on unconsumed gas is presented as a noncurrent liability and is shown as "Liability arising from deferred pass-through fuel costs" in the balance sheets. The related interest is presented as part of "Other noncurrent liabilities" account in the balance sheets.

The beneficiaries of the dispute are the Parent Company and the consumers who will benefit from any reduction in the cost of natural gas, as the cost of fuel is a pass-through cost. In case First Gas loses in the dispute, First Gas will collect from the Parent Company the deferred payments due to the Gas Sellers. The parties are meeting and exploring possibilities on how the unconsumed gas will be utilized.

Nonetheless, the Parent Company expects that with the increasing demand for electricity beginning in 2005, First Gas will be dispatched sufficiently by TransCo to utilize the unconsumed gas within the prescribed 10-year period.

b. CERA II

CERA II represents deferred foreign exchange losses that are billable to customers upon approval of the ERC.

[redacted]

c. Deferred PPA

Deferred PPA represents unbilled purchased power costs incurred by the Parent Company.

On April 30, 2002, the ERC issued a Cease and Desist Order (CDO) ordering the Parent Company to cease and desist from automatically billing unbilled PPAs. The Parent Company filed a Motion for Reconsideration on May 7, 2002 which the ERC denied on May 28, 2002. On December 19, 2002, the ERC issued an Order under ERC Case No. 2001-383 stating that upon verification of the Parent Company's computation of the unbilled PPAs of ₱9,269 million as of September 30, 2002, only ₱7,180 million can be billed to the customers. The difference of ₱2,079 million, which was not allowed to be recovered from customers by the ERC, pertains to anti-pilferage campaign expenses of ₱1,279 million and VAT savings in Independent Power Producers' (IPP) costs of ₱810 million which were reflected in residential customers' bills as part of the ₱0.30 per kwh MRR provided for in Section 72 of RA No. 9136.

The Parent Company has written-off the portion related to anti-pilferage campaign expenses of ₱1,279 million. Of this amount, ₱401 million is reflected as reduction in revenue while ₱878 million is shown as part of "Write-off of disallowed receivables" in the 2002 statements of income. Pending final resolution by ERC and the competent Court, the Parent Company provided an allowance and a provision for probable losses for the remaining portion of the disallowances by the ERC amounting to ₱810 million. In a letter dated October 30, 2002, the ERC ordered the Parent Company not to implement a change in the current procedure of using a portion of the VAT savings in IPP costs as part of the MRR. The Parent Company continued to absorb a portion of the 30 centavos MRR reduction pending ERC's final resolution.

Of the total approved deferred PPA in 2002, ₱1,545 million pertains to transmission line fee charges of Quezon Power (Philippines) Limited Co. (QPPL) for the period January 1, 2000 to September 30, 2002 which is still being evaluated by the ERC. The recoverability of this portion of the deferred PPA depends on the outcome of the evaluation of the ERC. The Parent Company has provided an allowance of ₱829 million for this portion and the provision is included in "Provision for probable losses on disallowed receivables" in the 2002 statements of income.

Starting June 2003, the Parent Company did not bill the estimated portion of the disallowed transmission line fee charges. A portion of the transmission line fee charges for the year ended December 31, 2003 amounting to ₱523 million, is shown as part of "Recovery of (provision for) probable losses on disallowed receivables" account in the 2003 statements of income. The provisioning for both periods were estimated based on the ERC Decision discussed in Note 1(e).

While the ERC in the same order has allowed the Parent Company to collect ₱5,635 million (₱7,180 million less ₱1,545 million) of the total deferred PPA as of 2002, the manner and schedule for the collection were not specified.

[redacted]

In ERC's Decision on the Parent Company's rate unbundling dated March 20, 2003, the Parent Company was authorized to collect the deferred PPA of ₱5,635 million through its rates to customers by an amount equivalent to ₱0.0875 per kwh over a period of three years. In a manifestation filed with the ERC on April 1, 2003, the Parent Company stated that it would begin collecting the said amount beginning in the April 2003 billing cycle.

On May 29, 2003, the ERC issued an Order authorizing the Parent Company to collect effective in the June 2003 billing cycle an additional amount of ₱0.0127 per kwh as deferred PPA recovery. This additional ₱0.0127 per kwh, together with the ₱0.0875 per kwh collection of which started in the billing month of April 2003, brings to ₱0.1002 per kwh the total deferred PPA recovery that will be incorporated in the Generation Charge component of the customers' bills.

Based on the collection period approved by the ERC, current and noncurrent portion of the deferred PPA is as follows:

	2003	2002
	(Amounts in Millions)	
Current [shown as part of "Notes and customers' accounts" (see Note 11)]	₱2,619	₱1,144
Noncurrent - net	3,487	5,757
Total	₱6,106	₱6,901

On December 8, 2003, the Parent Company made its first application under the GRAM covering the period May to September 2003 supply months. An amended application was filed on January 16, 2004. On January 26, 2004, the Parent Company received an Order from the ERC dated January 21, 2004 approving a Generation Charge of ₱3.1886 per kwh, inclusive of the deferred PPA. In that same Order, the ERC disallowed the recovery of ₱199 million of the VAT savings passed on as part of the mandated residential reduction for the period July 2001 to October 2001 supply months. The accumulated VAT savings passed on as part of the mandated residential reduction for the supply months November 2001 to October 2003 of ₱1,798 million was authorized for recovery over a 36-month period via an additional ₱0.0224 per kwh to the deferred PPA component of the Generation Charge starting February 2004. As a result, the Parent Company reversed in 2003 the allowance for probable losses of ₱810 million in 2002 pertaining to unrecovered MRR.

d. Intangible assets

Intangible assets represent mainly software cost, consultancy fees and other development expenditure related to the Parent Company's corporate-wide computerization program. The program involves all of the Parent Company's business processes, namely, customer service, distribution, materials management, finance, human resources, logistics and executive information system. Amortization (shown as part of "Depreciation and amortization" account in the statements of income) charged to operations amounted to ₱789 million, ₱879 million and ₱779 million for the years ended December 31, 2003, 2002 and 2001, respectively.

	2003	2002
	(Amounts in Millions)	
Balance, beginning of year	₱1,577	₱2,456
Amortization (see Note 22)	789	879
Balance, end of year	₱788	₱1,577

[redacted]

e. Deferred charges on system imbalance penalties

The Parent Company withheld payment starting July 2001 the 50% penalty on the energy charge imposed by NPC (TransCo starting October 2002) on the excess imbalance energy incurred by the Parent Company's IPPs. The Parent Company contested the 50% penalty because of its apparent application to the Parent Company's IPPs only. These charges amounted to ₱399 million as of December 31, 2003. Although the matter was raised to the ERC in a December 16, 2002 letter, there was no resolution of the issue. The penalty on imbalance charges was also included among the claims that the Parent Company sought compensation from NPC in a letter dated March 14, 2003. This was, however, not mentioned in the Settlement Agreement signed by the Parent Company and NPC on July 15, 2003.

Recovery from customers of the total withheld amount of ₱399 million covering the period July 2001 to October 2003 will be pursued by the Parent Company through an appropriate filing at the ERC. While the Parent Company still has to seek ERC approval on the recovery mechanism, the Parent Company made a provision for probable disallowances of the same amount.

f. Others

"Others" include matured placements with a local bank amounting to ₱272 million as of December 31, 2002 (₱383 million as of December 31, 2001). The local bank was placed under receivership on April 26, 2000. Based on the Memorandum of Agreement and pursuant to the Liability Servicing Plan of the Rehabilitation Plan for the local bank, 75% of the placements were converted into "Repayment Notes" which are payable over a period of three years commencing on September 14, 2002 and 25% were converted into "Promissory Notes" payable over a period of three years commencing on September 14, 2005. On October 5, 2001, the "Repayment Notes" due on September 14, 2002 were discounted. The Parent Company collected ₱111 million on September 14, 2003.

10. Cash and Cash Equivalents

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
Cash on hand and in banks	₱2,099	₱1,414	₱2,280	₱1,641	₱2,124
Short-term investments	3,008	4,779	3,040	5,191	842
	₱5,107	₱6,193	₱5,320	₱6,832	₱2,966

Cash in banks earn interest at prevailing bank deposit rates. Short-term investments are made for varying periods of up to three months depending on the immediate cash requirements of the Company and earn interest at the prevailing short-term investment rates.

[redacted]

US SEC
File No. 82-3237

11. Receivables

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
Notes and customers' accounts:					
Billed	**₱10,070**	₱9,975	**₱12,356**	₱10,870	₱11,392
Unbilled (see Note 9)	**11,647**	10,685	**11,647**	10,685	10,350
Related parties (see Note 20)	**292**	468	**190**	86	383
Others	**748**	962	**1,391**	1,348	1,162
	22,757	22,090	**25,584**	22,989	23,287
Less allowance for doubtful accounts	**1,597**	1,582	**1,782**	1,671	1,312
	₱21,160	₱20,508	**₱23,802**	₱21,318	₱21,975

Unbilled receivables represent purchased power costs incurred by the Parent Company which will be billed to customers in the succeeding months.

As discussed in Note 15(b), receivables amounting to ₱715 million from the "Manansala" condominium project have been assigned as security for the syndicated loan of Rockwell.

12. Inventories

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
Materials and supplies - at net realizable value	**₱992**	₱991	**₱1,020**	₱1,046	₱1,754
Condominium units for sale - at net realizable value	**–**	–	**182**	266	610
	₱992	₱991	**₱1,202**	₱1,312	₱2,364

13. Other Current Assets

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
Current portion of prepaid income tax (see Note 23)	**₱298**	₱268	**₱298**	₱268	₱–
Advance payments to suppliers	**94**	394	**115**	394	694
Others	**15**	85	**55**	107	83
	₱407	₱747	**₱468**	₱769	₱777

[redacted]

14. Stockholders' Equity

a. Capital Stock

	2003	2002	2001
		(Amounts in Millions)	
Preferred stock - 10%, ₱10 par value			
Authorized - 300,000,000 shares			
Issued and subscribed Series B - 140,655,458 shares in 2003, 83,715,340 shares in 2002, and 86,317,451 shares in 2001	**₱1,407**	₱837	₱863
Common stock - ₱10 par value			
Authorized:			
Class A - 648,000,000 shares			
Class B - 432,000,000 shares			
Issued - 997,473,465 shares in 2003, 995,734,487 shares in 2002 and 995,718,823 shares in 2001	**₱9,975**	₱9,957	₱9,957
Subscribed - 1,787,996 shares in 2003, 3,526,974 shares in 2002 and 10,592,471 shares in 2001	**18**	36	106
	₱9,993	₱9,993	₱10,063

The Articles of Incorporation of the Parent Company was amended based on a resolution taken during the Annual Stockholders' meeting held on May 28, 2002, to increase authorized common stock from 1,080,000,000 common shares with par value of ₱10 to 1,242,000,000 common shares. The Amended Articles of Incorporation will be filed with the Securities and Exchange Commission (SEC).

Preferred stock is nonparticipating, nonconvertible into common stock and, like common stock, has no preemptive right to subscribe to any or all issues or other disposition of preferred stock. Preferred stockholders are entitled to cumulative dividends not exceeding 20% a year, as may be determined by the Board of Directors, payable generally on a quarterly basis. As approved by the SEC, redeemed stock are not considered retired and may be reissued.

Preferred stock should be issued serially in blocks of not less than 100,000 shares. Shares of preferred stock comprising one series shall have the same rights and restrictions.

Series B preferred stock is redeemable five years from date of issue at the option of the Parent Company or holder upon 90 days notice. In cases where a service application would require extension or new distribution facilities, the "Terms and Conditions of Service" of the Parent Company, which was approved by the ERB, require applicants for electric service to subscribe to preferred stock to cover the costs. The Parent Company issues the underlying preferred stock to the customers. As of December 31, 2003, only Series B preferred stock is active.

As of December 31, 2003, cumulative dividends on preferred stock that have not been declared or paid since second quarter of 2003 amounted to approximately ₱65 million.

[redacted]

Movement of capital stock follows:

	Number of Shares		
	2003	2002	2001
Preferred stock:			
Balance at beginning of year	83,715,340	86,317,451	83,018,928
Issuance of shares	60,813,590	7,354,900	9,836,900
Redemption of shares	(3,873,472)	(9,957,011)	(6,538,377)
Balance at end of year	140,655,458	83,715,340	86,317,451
Common stock:			
Issued:			
Balance at beginning of year	995,734,487	995,718,823	995,006,383
Issuance of shares	1,738,978	15,664	712,440
Balance at end of year	997,473,465	995,734,487	995,718,823
Subscribed:			
Balance at beginning of year	3,526,974	10,592,471	11,304,911
Issuance of shares	(1,738,978)	(15,664)	(712,440)
Cancelled subscriptions	–	(7,049,833)	–
Balance at end of year	1,787,996	3,526,974	10,592,471

Authorized shares of common stock of the Parent Company which are listed at the Philippine Stock Exchange (PSE) are divided in two classes:

- Class "A" - Comprising sixty percent (60%) of the common stock, can be subscribed by Filipino citizens or corporations or associations organized under the laws of the Philippines at least sixty percent (60%) of whose capital is owned by Filipino citizens; and
- Class "B" - Comprising forty percent (40%) of the common stock, can be subscribed by, transferred to and owned by either Filipino citizens or by aliens.

Ownership of the Parent Company's common stock by any person or entity shall not exceed 10% of the outstanding common stock, except for the two corporations which already own more than 10% as provided for in the Articles of Incorporation.

On February 24, 2003, the BOD approved a resolution to remove the stock ownership cap of 10% in the Parent Company's Articles of Incorporation. The resolution was subsequently approved in the Annual Stockholders' meeting held on June 24, 2003. The Amended Articles of Incorporation were filed with SEC on July 29, 2003 and were approved on August 4, 2003.

b. Employee Stock Ownership Plan (ESOP or the Plan)

The Parent Company's Plan entitles regular employees of the Parent Company and its subsidiaries and retirees of the Parent Company to purchase shares of common stock of the Parent Company on offering years at a purchase price, and payment and other terms to be defined at the time of offering. The purchase price per share shall not be less than 80% of the weighted average daily closing market price at the PSE during a 30-day calendar period that ends two weeks before the start of the offering year. The terms of the Plan include, among others, a two to three-year holding period of the purchased shares and authorizes cancellation of the purchase prior to full payment of the purchase price.

[redacted]

A summary of shares under the Plan follows:

	Number of Shares		
	2003	2002	2001
Total shares allocated	**25,000,000**	25,000,000	25,000,000
Options exercised under the Plan			
Balance at beginning of year	**12,909,510**	18,367,249	18,367,249
Less cancellations	**–**	5,457,739	–
Balance at end of year	**12,909,510**	12,909,510	18,367,249
Options unexercised at end of year	**12,090,490**	12,090,490	6,632,751

As of December 31, 2002, accumulated cancelled shares from participants totaled 5,457,739 shares which was approved by BOD. The cancellation of the ESOP subscription is reflected as a reversal of the subscribed common shares and the corresponding subscriptions receivable and capital in excess of par value in the 2002 statement of changes in stockholders' equity. It has been the policy of the Parent Company to re-offer cancelled shares to qualified participants in subsequent offerings.

In 2003, common shares arising from cancelled subscriptions under the ESOP 11th Offering in 1999, were subscribed by qualified participants under the repurchase option approved by the SEC. The remaining allocation to the Plan of about 12 million common shares was offered for sale during the ESOP 12th Offering ("Centennial Offering") from December 16 to 31, 2003 as approved by the SEC.

c. Retained Earnings

On July 23, 2001, the BOD approved the transfer of ₱6,600 million from unappropriated retained earnings to appropriated retained earnings for long-term expansion and improvement projects.

On July 28, 2003, the BOD approved a resolution to revert the appropriated retained earnings of ₱12,600 million to unappropriated retained earnings.

15. Long-term Debt

	Parent Company		Consolidated		
	2003	2002	**2003**	2002	2001
	(Amounts in Millions)				
Parent Company - Secured					
First Mortgage Bonds issued for:					
Gross availments from various credit facilities:					
US dollar term loans at annual interest rates ranging from 7.76% to 9.3%, payable in semi-annual installments up to 2012	**₱6,884**	₱7,135	**₱6,884**	₱7,135	₱7,404
Japanese yen term loans at annual interest rates of 5.5% and 5.7%, payable in semi-annual installments up to 2010	**3,673**	3,583	**3,673**	3,583	3,574

(Forward)

[redacted]

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
Deutschmark term loans at annual interest rate of 6.0%, payable in semi-annual installments up to 2005*	₱334	₱441	₱334	₱441	₱511
US dollar term loan at annual interest rate of 2.7%, payable in semi-annual installments up to 2002	–	–	–	–	17
	10,891	11,159	10,891	11,159	11,506
Parent Company - Unsecured					
US dollar term loan at annual interest rate of 6-month LIBOR plus 1%, payable in semi-annual installments up to 2005	4,447	5,325	4,447	5,325	5,169
US dollar term loan at annual interest rate of 6-month LIBOR plus 1.6%, payable in semi-annual installments up to 2005	4,002	6,390	4,002	6,390	6,203
Philippine peso term loan at annual interest rate of 10.93%, payable in quarterly installments up to 2005	2,790	2,910	2,790	2,910	3,000
Philippine peso term loan at annual interest rate of 11.78%, payable in quarterly installments up to 2006	440	600	440	600	600
Euro availment under the Master Credit Agreement at an annual interest rate of 5.56%, payable in equal semi-annual installments until 2010	232	–	232	–	–
US dollar term loans at annual interest rate of 6-month LIBOR plus 0.65%, payable in semi-annual installments up to 2009	130	93	130	93	–
CHF availment under the Master Credit Agreement at an annual interest rate of 6-month LIBOR plus 0.7%, payable in equal semi-annual installments until 2010	120	–	120	–	–
Philippine peso loans payable to government entities with average annual interest rate of 3.5%, payable in quarterly installments up to 2011	20	26	20	26	32
	12,181	15,344	12,181	15,344	15,004
Rockwell - Secured by Rockwell Assets					
Long-term commercial papers (LTCPs)	–	–	667	1,333	2,000
Loans from various banks	–	–	828	936	–
Syndicated loan payable to a local bank	–	–	714	714	714
	–	–	2,209	2,983	2,714
	23,072	26,503	25,281	29,486	29,224
Less current portion					
Current portion based on existing payment terms	7,668	5,071	8,776	6,065	2,516
Long-term debt classified as current	14,155	20,182	14,155	20,182	22,722
	21,823	25,253	22,931	26,247	25,238
	₱1,249	₱1,250	₱2,350	₱3,239	₱3,986

**Converted to Euro on January 1, 2002 at 1 Euro = 1.95583 Deutschmark*

[redacted]

a. Parent Company

The First Mortgage Bonds issued under an indenture as primary obligations and those issued as collateral for all the other secured loans have a first mortgage lien on substantially all of the Parent Company's utility plant (₱84,848 million as of December 31, 2003, ₱78,300 million as of December 31, 2002 and ₱76,100 million as of December 31, 2001) in favor of a local bank, as trustee, for the benefit of all bondholders.

The indenture and loan agreements contain restrictions with respect to, among others, encumbrances on assets; payments of dividends subject to certain conditions; acquisition of additional franchise areas; disposition of a significant portion of the Parent Company's assets; availment of additional long-term borrowings; and maintenance of certain financial ratios. In addition, substantially all of the Parent Company's existing loan agreements contain cross default provisions which may render the outstanding loans due and demandable. For the years ended December 31, 2003, 2002 and 2001, the Parent Company did not comply with the minimum required return on net fixed assets of 8% required by two secured creditors. However, the Parent Company has received a waiver of noncompliance to this requirement from one of these secured creditors and has received notice from the other secured creditor that a waiver will be issued subject to certain conditions. In addition, for the years ended December 31, 2003 and 2002, the Parent Company did not comply with certain financial ratios required by its unsecured creditors. The Parent Company, however, continues to service the principal and interest payments at maturity dates and has not received any demand for payment nor has any of its existing creditors commenced default proceedings.

IAS requires the classification of debt in technical default as noncurrent account only when the lender has agreed, prior to the financial statements, not to demand payment as a consequence of the breach or violation and it is not probable that future breaches or violations will occur within 12 months of the balance sheet date.

The Parent Company is in the process of securing waivers from the concerned secured and unsecured creditors for noncompliance to certain financial ratios. Pending receipt of the waivers, these loans totaling ₱14,155 million as of December 31, 2003, were presented as part of current liabilities under the account "Long-term debt classified as current". Prior year parent company and consolidated long-term debt have been reclassified accordingly (₱20,182 million in 2002 and ₱22,722 million in 2001). Such loans will continue to be serviced based on the original contracted payment schedule and should the Parent Company receive the relevant waivers, the loans will be reclassified back to noncurrent liabilities.

On February 8, 2002, the Parent Company executed a Master Credit Agreement (MCA) with Credit Lyonnais whereby the latter granted the Parent Company a credit facility up to an aggregate maximum amount of US$30 million. Under the MCA, the Parent Company has committed obligations, amounting to US$10.94 million as of December 31, 2003 for the funding of two major projects to be completed by foreign suppliers until the second quarter of 2004. Actual loan drawdowns amounted to US$8.7 million as of December 31, 2003. Timing of drawdowns correspond to the schedule of payments to the foreign suppliers under the respective supply contracts.

[redacted]

The estimated schedule of repayments of long-term debt of the Parent Company based on existing payment terms is as follows:

	Amount in Original Currency				Total
Year	US Dollar	Japanese Yen	Euro	Philippine Peso	Peso Equivalent
		(Amounts in Millions)			
2004	$100	¥1,011	€4	₱1,305	₱7,668
2005	77	1,011	2	1,815	6,789
2006	14	1,011	–	124	1,466
2007	15	1,011	–	5	1,390
2008 thereafter	74	3,035	1	1	5,759
Total	$280	¥7,079	€7	₱3,250	
In equivalent pesos	15,583	3,673	566	3,250	₱23,072

b. Rockwell

i. LTCPs

The LTCPs are payable in 12 equal quarterly payments commencing on the first quarter of 2002. The interest rate shall be equivalent to the applicable 91-day Philippine Treasury bill rate plus a spread of two and one-fourth percent (2 1/4%). The LTCPs are secured by a Mortgage Trust Indenture (MTI) over investments in real properties with a carrying value of ₱3,700 million as of December 31, 2003 (see Note 8).

In January 2004, Rockwell initiated refinancing a portion of its maturing LTCP principal obligations. As of March 5, 2004, discussions are still ongoing.

ii. Loans from Various Banks

Loans from various banks have annual interest rates ranging from 7.49% to 12.00% in 2003 and 8.41% to 15.00% in 2002. Certain parcels of land with an estimated carrying value of ₱817 million have been assigned as security for these loans.

In September 2002, a substantial portion of the short-term loans of Rockwell was restructured. As of December 31, 2003, the outstanding balance of these restructured loans follows:

Bank	Amount *(In Millions)*	Restructured Terms
Equitable PCI Bank, Inc.	₱586	Payable in three equal annual amortizations of ₱234 million each, commencing on July 1, 2003. Interest shall be equivalent to the 91-day MART 1 rate plus 2.75% per annum, payable quarterly in arrears.
Metropolitan Bank and Trust Company	162	Payable in thirty-six equal monthly amortizations of ₱7.6 million each, commencing on December 30, 2002. Interest rate is fixed at 9.75% per annum, payable monthly.
Total	₱748	

[redacted]

The remaining balance of ₱80 million is secured by trade receivables from sale of existing condominium units of the same amount, and will be settled in 2004 (₱20 million) and 2005 (₱60 million).

iii. Syndicated Loan

The Syndicated loan (with an original amount of ₱1,000 million) is payable in three years inclusive of a one and a half year grace period in equal principal quarterly installments commencing at the end of the 6th quarter from drawdown date of November 1999. The interest rate for the ₱250 million portion of the loan is fixed at 14.5% per annum while the interest rate for the remaining ₱750 million shall be equivalent to the 91-day MART 1 rate plus 2.75% per annum payable quarterly in arrears. In December 2002, the outstanding balance of the syndicated loan of ₱714 million was restructured extending the maturity date to December 2005. Under the terms of the restructuring agreement, the syndicated loan will be repaid in single lump sum on maturity date. Trade receivables amounting to ₱715 million from the "Manansala" condominium project maturing in 2005 and investments in real properties with a carrying value of ₱3,700 million as of December 31, 2003 have been assigned as security for these loans (see Notes 8 and 11).

Repayments of Rockwell long-term debt based on existing terms are scheduled as follows.

	Amount *(In Millions)*
2004	₱1,108
2005 and onwards	1,101
	₱2,209

16. Notes Payable

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
Parent Company - Unsecured					
US dollar loans with annual interest rates ranging from 3.3% to 4.56% in 2003, 6.13% to 6.875% in 2002 and 3.6% to 7.93 % in 2001	₱3,833	₱4,742	₱3,833	₱4,742	₱5,531
Philippine peso loans with annual interest rates ranging from 6.25% to 10.18% in 2003, 6.875% to 10.177% in 2002 and 11% to 12% in 2001	1,453	1,925	1,453	1,925	1,931
Rockwell - Secured by Rockwell Assets					
Philippine peso term loans with annual interest rates ranging from 8.41% to 15% in 2002 and 13.5% to 16.5% in 2001	–	–	–	90	1,466

(Forward)

[redacted]

	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002	Consolidated 2001
	(Amounts in Millions)				
MIESCOR - Unsecured					
Philippine peso term loans with annual interest rates ranging from 7.8% to 15.2% in 2003, 7.8% to 11.8% in 2002 and 14.6% to 18.3% in 2001	₱–	₱–	₱458	₱492	₱597
CIS - Unsecured					
Philippine peso term loans with annual interest rates ranging from 8% to 14% in 2003, 14% in 2002 and 14% to 14.75% in 2001	–	–	72	95	80
	₱5,286	₱6,667	₱5,816	₱7,344	₱9,605

As discussed in Note 1(f), the Parent Company's short-term lenders have agreed to further extend the short-term loans due in March 2004 for another 90 days and will consider further extensions until the Parent Company can complete its refinancing program this year.

As discussed in Note 15, short-term loans of Rockwell, amounting to ₱936 million were restructured in 2002. Accordingly, these loans are reflected as part of the long-term debt in 2002.

17. Accounts Payable and Other Current Liabilities

	Parent Company 2003	Parent Company 2002	Consolidated 2003	Consolidated 2002	Consolidated 2001
	(Amounts in Millions)				
Trade accounts payable (see Note 20)	₱11,968	₱13,122	₱12,073	₱13,757	₱11,978
Accrued pension	2,115	363	2,133	378	–
Accrued taxes	1,142	718	1,163	742	617
Current portion of meter and service deposits (see Note 18)	470	480	470	480	688
Advance payment received from pole rentals	380	200	380	200	–
Accrued interest on loans	282	411	285	412	527
Current portion of interest on meter and service deposits (see Note 18)	101	72	101	72	31
Current portion of advance payment received from a customer (see Note 18)	–	633	–	633	799
Deposits from pre-selling of condominium units (see Note 4)	–	–	–	389	–
Customers' deposits	–	–	297	417	187
Accrued expenses and other liabilities	1,605	2,088	3,234	2,760	2,626
	₱18,063	₱18,087	₱20,136	₱20,240	₱17,453

On August 3, 2001, Rockwell and First Philippine Holdings Corporation (FPHC), a shareholder, entered into an option contract whereby the latter can purchase two parcels of land with a total area of about 3,008 square meters at an option price of ₱100,000 per square meter, inclusive of all taxes. The option period shall be for a period of two years. As of December 31, 2002, total payments received by Rockwell under the contract amounted to ₱285 million and are shown as part of "Accounts payable and other current liabilities - customers' deposits" in the 2002 consolidated balance sheet. This option was exercised in 2003 and shown as part of "Revenues" account in the 2003 statement of income.

[redacted]

In April 2003, Rockwell and FPHC entered into a lease agreement related to the above parcels of land whereby Rockwell leased back the parcels of land for a period of three years subject to an increase of 10% per annum. Rent expense of Rockwell amounted to ₱6 million for the eight months ended December 31, 2003.

18. Customers' Deposits

	Parent Company and Consolidated		
	2003	2002	2001
	(Amounts in Millions)		
Meter and service deposits - net of current portion (a)	₱9,800	₱8,898	₱7,866
Interests on meter and service deposits - net of current portion	3,455	3,026	2,730
Advance payment received from a customer - net of current portion (see Note 17) (b)	–	–	804
	₱13,255	₱11,924	₱11,400

a. Meter deposits cover 50% of the cost of the metering equipment while the service deposits secure payments of the monthly bills for electricity consumption and are equivalent to the estimated bill for one month of service. These deposits are refundable, together with accrued interest, upon termination of the contract, provided that the metering equipment is returned in good condition and all accounts in the name of the customer have been paid. However, if the service deposits and related accrued interest already exceed the customer's current monthly bills, a refund of the excess can also be made.

   Meter and service deposits earned interest at 6% per annum prior to 1995. In 1995, the ERB issued new standard rules and regulations governing electric utilities, which includes among others, increasing the interest rate of these deposits from 6% to 10%. The Parent Company filed a motion for reconsideration which was given due course by the ERB. In 2000, the ERB resolved the motion maintaining its stand on the 10% interest but allowed the Parent Company to apply the interests due on the monthly bills of customers. The amendatory order issued in 2000 is yet to undergo publication in the official gazette or a newspaper of general circulation before it becomes effective. Since 1995, the Parent Company has recognized the provision for the additional 4% but continues to give refund at 6%. The 4% accrued interest differential is presented as part of "Provisions" account in the balance sheets (see Note 19).

   The Parent Company filed an application with the ERC on January 10, 2003, docketed as ERC Case No. 2003-18, seeking the lowering of the rate of interest on meter and bill deposits from the 6% interest per annum stipulated in its approved "Terms and Conditions of Service" to 1% interest per annum. The ERC is presently hearing the case.

   Interests on meter and service deposits are determined using the simple computation method. The Parent Company's external legal counsel is of the opinion that since there is no expressed stipulation in the Terms and Conditions of Service as approved by the ERB for the Parent Company and the consumers that interest shall earn compounded interest, then *ipso facto* the 6% interest cannot be compounded.

[redacted]

Meter and service deposits and related accrued interest which are estimated to be refunded in the following year, based on historical experience, are shown separately as part of "Accounts payable and other current liabilities" account in the balance sheets (see Note 17).

b. Advance payment received from major industrial customers (referred to as "customer") represents the present value of a customers' expected future electrical requirements for the next one to three years until 2003, as specified in the advance payment agreement. The difference between the total amount received and the total pre-agreed credit is amortized using the effective interest rate method and recorded as part of "Interest and other charges-Interest expense on customers' deposits" account in the statements of income (see Note 22). Amortization for the years ended December 31, 2003 and 2002 amounted to ₱85 million and ₱133 million, respectively.

   On August 23, 2002, a customer pre-terminated its agreement resulting to a pretermination loss of ₱9 million which is shown as part of "Interest and other charges-Interest expense on customers' deposits" account in the statements of income (see Note 22).

19. Provisions

Movement during the year follows:

	Parent Company and Consolidated		
	2003	2002	2001
		(Amounts in Millions)	
Interest differential on meter and service deposits (see Note 18)			
Balance, beginning of year	**₱2,000**	₱1,644	₱1,325
Provisions during the year	**379**	356	319
Balance, end of year	**2,379**	2,000	1,644
Provision for various tax assessments and legal claims			
Balance, beginning of year	**–**	–	–
Provisions during the year (see Note 22)	**491**	–	–
Balance, end of year	**491**	–	–
	₱2,870	₱2,000	₱1,644

Actual payout of the interest differential on meter and service deposits will depend on the ERC's decision on the Parent Company's application for a resolution on the appropriate interest rate due on the deposits (see Note 18).

Information on tax assessments and legal claims required by SFAS 37/IAS 37, "Provisions, Contingent Liabilities and Contingent Assets," is not disclosed as it may prejudice the Company's position as regards these assessments and claims.

20. Related Party Transactions

The following significant transactions have been entered into by the Parent Company with related parties:

Related Party	Relationship with Parent Company		Purchases from Related Parties	Deferred Pass-Through Fuel Costs (see Note 9)	Amounts Owed by Related Parties (see Note 11)	Amounts Owed to Related Parties (see Note 17)
			(Amounts in Millions)			
FGPC	Affiliate	2003	₱28,120	₱2,616	–	₱8,631
(see Notes 9 and 27)		2002	20,615	3,849	–	3,540
		2001	13,772	–	–	2,932
FGP Corp.	Affiliate	2003	13,978	1,126	–	2,825
(see Notes 9 and 27)		2002	4,964	695	–	1,731
		2001	–	–	–	–
MIESCOR	Subsidiary	2003	135	–	170	2
		2002	200	–	202	–
		2001	357	–	224	–
Soluziona	Joint Venture	2003	338	–	2	8
		2002	396	–	4	–
		2001	236	–	2	–
GEPMICI	Associate	2003	195	–	–	2
		2002	378	–	–	–
		2001	269	–	–	–
Philippine Electric Corp.	Affiliate	2003	546	–	–	2
(PHILEC)		2002	612	–	–	56
		2001	591	–	–	48

FGPC, FGP Corp., and PHILEC are subsidiaries of FPHC, a shareholder.

Purchases
Purchases from related parties consist of purchases of power (FGPC and FGP Corp.), construction services (MIESCOR), information systems technology services (Soluziona), transformers (PHILEC) and meters (GEPMICI). These are made at normal market prices.

Revenues
In the ordinary course of business, the Parent Company provides electricity to related parties within its franchise area. The rates for these related parties are comparable with those from unrelated parties.

Other transactions with related parties consist of noninterest-bearing cash advances.

[redacted]

21. Revenues

In compliance with Section 36 of RA No. 9136, the Parent Company was required to unbundle its billing charges to customers. For the year ended December 31, 2003, the Parent Company's billings had the following components:

	Amount *(In Millions)*
Electric revenue	
January to May 2003	
Basic charge	₱25,347
PPA	27,143
CERA I	1,810
	54,300
June to December 2003	
Generation charge	42,105
Transmission charge	15,669
System loss charge	6,363
Distribution charge	10,199
Supply charge	3,287
Metering charge	1,511
CERA I	316
Power act reduction	(1,499)
Inter-class, lifeline subsidy and others	(504)
	77,447
Electric revenue	131,747
Non-electric revenue	272
	₱132,019

22. Expenses

Operations and Maintenance

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
Salaries, wages and employee benefits (see Note 24)	₱3,849	₱4,298	₱3,988	₱4,563	₱4,287
Retirement expense (see Note 24)	2,400	1,142	2,404	1,144	1,150
Contractors' services	1,984	1,961	1,865	1,962	2,005
Transportation and travel	553	175	557	184	238
Provision for various tax assessments and legal claims (see Note 19)	491	–	491	–	–
Materials and supplies	300	306	310	334	564
Corporate expenses	115	131	117	148	128
Property insurance	82	87	93	87	71
Provision for inventory obsolescence and inventories written off	26	186	26	362	38
Entertainment, amusement and recreation	2	13	16	28	33
Provision for doubtful accounts	–	414	200	498	495
Others	534	1,111	717	1,105	1,324
	₱10,336	₱9,824	₱10,784	₱10,415	₱10,333

Depreciation and Amortization

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
Depreciation at cost	**₱2,818**	₱2,998	**₱3,083**	₱3,343	₱3,123
Depreciation on appraisal increase (see Note 28)	**698**	993	**704**	993	1,157
Amortization of deferred charges (see Note 9)	**789**	879	**789**	879	779
	₱4,305	₱4,870	**₱4,576**	₱5,215	₱5,059

Cost of Contracts and Services

	Consolidated		
	2003	2002	2001
		(Amounts in Millions)	
Materials and supplies	**₱255**	₱267	₱270
Salaries, wages and employee benefits	**185**	174	192
Contractors' services	**70**	47	115
Gas and oil	**16**	28	90
Others	**59**	390	321
	₱585	₱906	₱988

Interest and Other Charges - Net

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
CERA II recovery	**₱1,241**	₱667	**₱1,241**	₱667	₱513
Interest and dividend income	**442**	450	**462**	616	789
Others	**117**	–	**234**	–	–
Total financial income	**1,800**	1,117	**1,937**	1,283	1,302
Interest expense and financial charges on loans (see Note 9)	**(2,629)**	(2,411)	**(2,942)**	(2,842)	(2,993)
CERA II realized foreign exchange loss	**(1,241)**	(667)	**(1,241)**	(667)	(513)
Interest expense on customers' deposits (see Note 18)	**(967)**	(1,035)	**(967)**	(1,035)	(1,014)
Others	**(15)**	(271)	**(16)**	(579)	(69)
Total financial expenses	**(4,852)**	(4,384)	**(5,166)**	(5,123)	(4,589)
	(₱3,052)	(₱3,267)	**(₱3,229)**	(₱3,840)	(₱3,287)

Recovery of (provision for) probable losses on disallowed receivables (see Note 9)

	Parent Company and Consolidated	
	2003	2002
	(Amounts in Millions)	
Provisions for:		
Estimated disallowed transmission line fee charges	**(₱523)**	(₱829)
System imbalance charges (see Note 19)	**(399)**	–
Unrecovered mandated rate reduction	**–**	(810)
	(922)	(1,639)
Recovery of:		
Unrecovered mandated rate reduction	**810**	–
Estimated disallowed transmission line fee charges	**118**	–
	928	–
	₱6	(₱1,639)

23. Income and Franchise Taxes

a. Income tax

As a result of the refund discussed in Note 1(d), the Parent Company has effectively overpaid income taxes estimated at ₱8,902 million. This amount represents the income tax effect of the ₱0.167 per kwh rate charged to customers from February 1994 to December 31, 2002, which formed part of the Parent Company's revenues for the said periods. The Parent Company amended its income tax returns for 1999 and 2002. For the year ended December 31, 1999, the overpaid income tax of about ₱1,126 million was set up as an asset and offset against the extraordinary loss of ₱24,943 million (see Note 1). For the year ended December 31, 2003 and 2002, the computed current provision for income tax represents MCIT. The amendment of income tax returns for December 31, 2002 resulted to an additional overpayment of income tax of about ₱202 million, which increased the total overpayment for the year ended December 31, 2002 to ₱495 million. As of December 31, 2002, total overpayment of income tax amounted to ₱1,621 million. As of December 31, 2003, remaining prepaid income tax amounted to ₱1,353 million. Prepaid income taxes estimated to be applied the following year amounting to ₱298 million in 2003 and ₱268 million in 2002 are shown as part of "Other current assets" account (see Note 13). Remaining balance is presented as part of "Other noncurrent assets" account (see Note 9). The Parent Company has a contingent asset for overpaid income taxes for the years 1994 to 1998 and 2000 to 2001 estimated at ₱7,119 million. The Parent Company has filed its claim for the recovery of the excess income taxes for the said taxable years. The Bureau of Internal Revenue (BIR) has issued the letters of authority for the examination of the Parent Company's books during the said period, including submission of the documents.

As disclosed in Note 2, prior to the SC decision, the provision for income tax presented in the statements of income was segregated into utility and non-utility operations of the Parent Company. Starting 2003, provision for income tax is no longer segregated.

The components of the Company's deferred tax assets and liabilities follow:

	Parent Company		Consolidated		
	2003	2002 (As restated - see Notes 1 and 2)	2003	2002 (As restated - see Notes 1 and 2)	2001 (As restated - see Notes 1 and 2)
	(Amounts in Millions)				
Current:					
Deferred income tax assets:					
Allowance for probable disallowances of receivables	₱523	₱525	₱523	₱525	₱–
Allowance for doubtful accounts	511	506	564	533	418
MCIT	176	171	186	182	8
Allowance for inventory obsolescence	71	66	71	66	8
NOLCO	–	760	31	784	22
Others	83	19	86	19	255
	1,364	2,047	1,461	2,109	711
Less valuation allowance	–	–	94	60	52
	₱1,364	₱2,047	₱1,367	₱2,049	₱659

[redacted]

	Parent Company		Consolidated		
	2003	2002 (As restated - see Notes 1 and 2)	2003	2002 (As restated - see Notes 1 and 2)	2001 (As restated - see Notes 1 and 2)
			(Amounts in Millions)		
Noncurrent:					
Deferred income tax assets:					
NOLCO	₱–	₱–	₱180	₱230	₱366
MCIT	–	–	44	34	17
Allowance for decline in value of condominium units	–	–	39	60	4
Unfunded pension cost and unamortized past service cost	–	–	8	14	13
Allowance for doubtful accounts	–	–	6	2	1
Others	–	–	90	106	66
	–	–	367	446	467
Less: Deferred tax liabilities					
Capitalized interest	–	–	124	134	145
Others	–	–	64	31	95
	–	–	188	165	240
	–	–	179	281	227
Less valuation allowance	–	–	99	210	110
	₱–	₱–	₱80	₱71	₱117

	Parent Company and Consolidated		
	2003	2002	2001
		(Amounts in Millions)	
Deferred income tax - noncurrent:			
Deferred tax liabilities:			
Depreciation method differential	₱2,951	₱2,705	₱2,479
Capitalized duties, taxes and interest deducted in advance	1,009	1,013	1,050
Capitalized interest	851	866	864
Net book value of capitalized/realized foreign exchange loss	271	130	156
	5,082	4,714	4,549
Less deferred tax assets - Provisions and others	2,017	1,187	809
	₱3,065	₱3,527	₱3,740

The reconciliation of income tax on pretax income computed at the statutory income tax rate to provision for (benefit from) income tax as shown in the statements of income is shown below:

	Parent Company		Consolidated		
	2003	2002	2003	2002	2001
			(Amounts in Millions)		
Income tax computed at statutory tax rate	₱447	(₱1,854)	₱472	(₱1,891)	₱583
Income tax effects of:					
Depreciation on appraisal increase	223	318	225	318	370
Equity in net (earnings) losses of investees	(120)	85	(66)	(98)	(194)
Interest income subjected to a lower final tax rate	(135)	(111)	(141)	(164)	(166)
Nondeductible interest expense	64	53	67	81	82
Nondeductible expenses	46	83	46	83	–
Change in valuation allowance and others	(36)	(5)	(98)	312	163
	₱489	(₱1,431)	₱505	(₱1,359)	₱838

[redacted]

As of December 31, 2003, the Parent Company and its subsidiaries have NOLCO and MCIT that can be claimed as deductions from future taxable income and as deductions from tax due, respectively, as follows:

		Parent Company		Consolidated	
Year Incurred	Expiry Date	NOLCO	MCIT	NOLCO	MCIT
		Amounts in Millions			
2001	2004	₱–	₱–	₱771	₱13
2002	2005	2,375	171	2,407	191
2003	2006	–	5	10	26
		2,375	176	3,188	230
Less NOLCO applied against regular taxable income		2,375	–	2,529	–
		₱–	₱176	₱659	₱230

NOLCO applied as deduction from normal taxable income amounted to ₱2,529 million in 2003 (₱2,375 million for Parent Company) and ₱23 million in 2002. Expired MCIT amounting to ₱18 million was written off during the year.

b. Franchise Tax

Based on the March 20, 2003 Decision on ERC Case Nos. 2001-646 and 2001-900 on the Parent Company's consolidated petitions, franchise tax should be identified as a separate line item on the customers' bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to the unbundling of charges which was implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rate.

24. Retirement Plan

The Parent Company has a funded, noncontributory defined benefit retirement plan covering substantially all of its permanent employees. The fund is held in trust by the Board of Trustees of the MPF.

On May 23, 2003, the Parent Company implemented a Special Retirement and Separation Program (SRSP). The actuarial valuation was updated to give effect to the SRSP. Additional expense recognized by the Parent Company as a result of the SRSP amounted to ₱125 million shown as part of "Operations and maintenance-Salaries, wages and employee benefits" account in the 2003 statement of income (see Note 22).

Based on a valuation by an independent actuary as of June 30, 2003 for the Parent Company, total present value of retirement obligations amounted to ₱16,402 million while the fair value of the plan assets amounted to ₱3,777 million. The unfunded present value of pension benefits amounted to ₱12,625 million. The principal actuarial assumptions used to determine retirement benefits were an investment yield of 9.50% and salary increases of 7.26% to 9.67%. Annual contributions to the retirement plan consist of payment covering the current service cost plus payments toward funding the actuarial accrued liability. Retirement expense amounted to ₱2,400 million, ₱1,142 million, and ₱1,142 million in 2003, 2002, and 2001, respectively (see Note 22). Actuarial valuations are updated every three years.

[redacted]

Rockwell did not update its actuarial valuation since January 1, 1998. As of January 1, 1998, the latest actuarial valuation date, the actuarial present value of benefits amounted to ₱14 million. The principal assumptions used to determine pension benefits were a discount rate of 9% and a salary increase of 10%. Rockwell's management plans to update their actuarial valuation in 2004. Retirement expense charged to operations amounted to ₱3 million each in 2003, 2002 and 2001.

MIESCOR has a funded, noncontributory, defined benefit retirement plan covering substantially all of its employees. Total retirement expense amounted to ₱2 million each in 2003 and 2002 and ₱5 million in 2001. At October 31, 2001, the latest valuation date, actuarial present value of retirement benefits amounted to ₱46 million. The fair value of plan assets amounted to ₱16 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 10% and salary increases of 8%. Actuarial valuations are made every three years.

CIS has a funded, contributory retirement plan covering all of its employees. As of July 1, 2003, the actuarial present value of retirement benefits amounted to ₱16 million. The fair value of the plan assets amounted to ₱12 million. The principal actuarial assumptions used to determine retirement benefits were a discount rate of 9% per year, compounded annually, and salary increase rate of 7%. Actuarial valuations are made at least every three years.

The retirement expense on a consolidated basis amounted to ₱2,404 million, ₱1,144 million and ₱1,150 million in 2003, 2002 and 2001, respectively.

25. Financial Instruments

The Parent Company has long-term unsecured floating rate dollar debt totaling US$152 million. The Parent Company entered into various interest rate swap agreements generally to swap its floating rate dollar obligations to fixed rate amounts for notional amounts covering 91% of the total unsecured dollar debt. These agreements have the same maturities as the hedged long-term debt.

The interest rate swap agreements for the US$72 million debt consist of a zero-cost collar that limits the Parent Company's interest rate exposure to between 5.98% and 8% and a fixed rate swap of 5.92% for the period January 19, 2001 to July 19, 2002. The Parent Company subsequently amended the fixed rate swap to a forward rate structure which reduced the fixed rate to 3.3% for the period July 19, 2002 to April 19, 2003 and to 3.336% for the interest period from April 19, 2003 up to termination date.

The interest rate swap agreements for the US$80 million debt consist of a structure which fixed the interest rate at 6.37% for as long as the 6-month USD LIBOR is less than 7.5% and a subsidy of 1.13% if the 6-month USD LIBOR is greater than or equal to 7.5%, and a structure which fixed the interest rate at 6.425% with a trigger at 7.5%. In 2001, the Parent Company entered into a forward rate structure which overlays the trigger swap and reduced the fixed rate to 5.675% for the period April 3, 2001 to April 3, 2002. The fixed rate was subsequently reduced to 4.58% effective April 3, 2002 to April 3, 2003 and to 4.8816% for the interest period from April 3, 2003 up to termination date.

[redacted]

The swaps with fixed rates of 3.336% and 4.8816% were simultaneously pre-terminated at a net realized loss of US$93,000 last February 2004. The gross realized gains and losses on these pre-terminated swaps will be amortized over the term of the respective hedged loans.

The Parent Company entered into a JP¥-USD amortizing interest rate swap with notional amount of JP¥5.532 million where the Parent Company receives a fixed rate of 5.7% and pays 6-month USD LIBOR plus spread. In January 2003, this swap was pre-terminated at a realized gain of US$450,000. Said unrealized gain is amortized over the term of the hedged underlying loan.

The interest rate differential, which represents the present value of the excess of interest cost under these interest rate structures over current market interest rates amounted to ₱353 million and ₱738 million as of December 31, 2003 and 2002, respectively. Such amount is not included in the determination of net income under the current accounting practice.

For the US$152 million debt, the weighted average interest rate at drawdown was 7.83% that included 6-Month USD LIBOR plus spread. Information and analysis of the financial market at that time showed a bias toward increasing US Dollar interest rates. Management therefore, entered into the interest rate structures described above to ensure that the Parent Company's effective interest rates on its long-term debt do not exceed 7%.

26. Contingent Liabilities

a. The Parent Company was assessed by a local government for deficiency franchise tax. In the opinion of management and its legal counsel, the Parent Company has strong legal grounds to contest the assessments. In addition, the Parent Company is allowed to recover the franchise tax based on the unbundling.

   The Parent Company is contingently liable for liabilities arising from lawsuits or claims filed by third parties, including labor related cases, which are pending decision by the courts, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual liability from these lawsuits or claims, if any, will not have a material effect on the parent company and consolidated financial statements.

b. MIESCOR and Rockwell have contingent liabilities with respect to claims, lawsuits and taxes which are either pending decision by the courts or under negotiation, the outcome of which are not presently determinable. Management, after consultations with outside counsels, believes that the probable resolution of these issues will not materially affect the Company's financial position and results of operations.

c. Additional claims of a contractor of Rockwell with respect to the development and construction of the condominium units against Rockwell were resolved in November 2001. Additional amounts to be paid to the contractor have been reflected in the 2001 consolidated financial statements as a charge to cost of real estate and allocated to remaining unsold units for income tax purposes.

[redacted]

27. Significant Contracts and Commitments

Significant contracts and commitments include:

a. Parent Company

i. NPC

On November 21, 1994, the Parent Company entered into a 10-year Contract for the Sale of Electricity (CSE) with the government-owned firm, NPC, commencing on January 1, 1995. One of the provisions of RA No. 9136 is for NPC to submit to ERC for approval Transition Supply Contracts (TSC) with distribution utilities before year-end 2001. Under the said law, utilities having TSCs with NPC may nominate their contract demand. The Parent Company, in a September 8, 2001 letter, signified its intention to enter into a TSC with NPC. NPC did not respond to the letter. Instead, it assessed the Parent Company starting January 2002 with a monthly penalty (billing adjustment) based on the contracted volumes under the CSE which should have been already superseded by the TSC. The Parent Company in a letter dated February 20, 2002 cited its reasons for its refusal to pay the penalty and also served notice that it is exercising its right to terminate as provided in the CSE.

The billing adjustments amounted to ₱30,413 million and ₱14,685 million as of December 31, 2003 and 2002, respectively. The disputed amount pertains to the difference between the contracted capacity and energy and the actual capacity and energy offtake from NPC. In addition, NPC has charged the Parent Company interest for unpaid penalties amounting to ₱2,743 million and ₱797 million as of December 31, 2003 and 2002, respectively. In the Settlement Agreement described below, in the event the Parent Company will be obliged to pay these amounts, these charges shall form part of the Parent Company's purchased power cost. The Parent Company did not pay the disputed amount as the grounds for which the penalty may be imposed did not arise, among other reasons. The Parent Company did not accrue for these disputed bills and interest charges and the corresponding receivable from its customers.

Meanwhile, on March 25, 2003, the Parent Company served a written demand to NPC for payment of claims amounting to ₱8,300 million, for the following: NPC's failure to provide timely transmission service to the Parent Company's IPPs, recovery of the 50% penalty for excess imbalance charges, imbalance charge adjustments, back-up energy rates, no-credit over-deliveries, NPC's failure to turn over directly-connected customers to the Parent Company, and increase in the cost of QPPL's transmission line caused by the delay in the commissioning of QPPL's power plant.

The Parent Company has entered into mediation talks with NPC to resolve and settle the outstanding issues arising from the CSE. Mediators have been appointed by the two parties and discussions were undertaken between March to June 2003.

[redacted]

As a result of the mediation discussions, the Parent Company signed a Settlement Agreement with NPC on July 15, 2003. Under the Settlement Agreement, the Parent Company shall pay NPC ₱27,500 million, representing the value of the difference between the aggregate contracted energy for the years 2002 to 2004 and the total energy the Parent Company has already bought from January 2002 until April 2003, subject to adjustment from the date of signing and the energy that the Parent Company will purchase from NPC for the rest of 2003 and 2004. On the other hand, NPC shall credit the Parent Company for transmission delays as well as for energy corresponding to NPC's sales to directly connected customers located in the Parent Company's existing franchise areas, totaling ₱7,500 million. The net payable of the Parent Company to NPC amounted to ₱20,000 million which the Parent Company expects to pass on to its customers (being generation costs) and settle with NPC based on the agreed terms of payment. While the schedules of repayment show ₱1,350 million for 2003 and ₱3,350 million for 2004 as indicated in the annexes to the Settlement Agreement, these amounts have to be revised from the time the settlement becomes effective. In the event the Parent Company defaults in making the payments based on the agreed schedules, NPC may charge interest on the delinquent sum or sums in accordance with the terms of the CSE.

The Settlement Agreement also provides for, among others, the following:

- If the Parent Company sources from NPC less than the baseline quantity for a particular billing period, there will be an upward adjustment to the settlement amount due for the billing period computed at ₱1.51 per kilowatt-hour multiplied by the shortfall between the baseline quantity and the actual Parent Company off take. The baseline quantity for 2003 and 2004 totalled 12,730 million kilowatt-hours and 13,600 million kilowatt-hours, respectively.

  If the Parent Company sources from NPC more than the baseline quantity for the particular billing period, there will be a corresponding reduction in the settlement amount equivalent to ₱1.51 per kwh multiplied by the excess off take from NPC.

  NPC warrants that it shall reduce the nomination of its capacity to accommodate the Parent Company's IPPs at the contracted minimum energy quantity (MEQ) level, which shall effectively amend the existing transmission agreements between NPC and the Parent Company for QPPL and FGPC, and which will also be stipulated in the transmission agreement to be executed between TransCo and FGP Corp.

- The Parent Company shall pass on to its customers the financial benefit of its IPPs running at the mutually agreed levels, which was estimated at ₱0.25 per kilowatt-hour (using March 2003 supply month figures). Notwithstanding the pass-through character of the ₱20,050 million settlement liability of the Parent Company, the Settlement Agreement is expected to result to the lowering of rates to consumers.

- In the event the Parent Company purchases electricity beyond the aggregate of the prevailing respective MEQ levels of QPPL, FGPC and FGP Corp., and the baseline quantities from NPC, the Parent Company shall purchase such additional electricity requirements from any supplier, preferably from NPC, in a manner that results in lower costs to consumers, as determined by ERC.

[redacted]

The Settlement Agreement shall take effect upon approval by the ERC for which both parties shall file a petition with the ERC. On November 24, 2003, the Parent Company and NPC filed at the ERC their respective applications for the approval of the Settlement Agreement. The following day, the Parent Company filed a motion for the consolidation of both cases.

On March 1, 2004, the Parent Company, TransCo and NPC entered into an Amendatory Dispatch Agreement whereby NPC warrants to reduce and/or accept a reduction of the nominated schedule of its IPPs to accommodate the Parent Company's own nominated schedule of its IPPs and ensure the dispatch of these IPPs to their respective MEQ levels up to midnight of December 31, 2004.

In the event ERC disapproves the Settlement Agreement, both Parties shall revert to their respective positions before the mediation. If this happens, the remedy available to both parties, pursuant to the 10-year contract, is arbitration.

Pending approval by the ERC, NPC continues to bill the Parent Company for the difference between the actual and contracted off takes whereas the Parent Company maintains its position of not recognizing the liability.

Total purchased power from NPC amounted to ₱36,895 million, ₱54,602 million and ₱79,553 million for the years ended December 31, 2003, 2002 and 2001, respectively. Prior to the implementation of NPC's unbundled charges on September 26, 2002, NPC's charges were not segregated between generation and transmission charges.

ii. TransCo

Pursuant to Section 8 of RA No. 9136, TransCo was created and assumed the electrical transmission function of NPC.

Total billings from TransCo as of December 31, 2003 and 2002 amounted to ₱17,907 million and ₱4,586 million, respectively, representing charges for transmission, ancillary, and other services starting September 26, 2002 upon the effectivity of the unbundled rate structure.

iii. FGPC and FGP Corp.

The Department of Energy (DOE) in December 1994 asked the Parent Company to provide the 1,500 MW market for the expected 3,000 MW output of the Camago (Malampaya) gas field. The accelerated development of the field was in line with the government's energy self-reliance program and called for the simultaneous development of the field, the construction of the pipeline infrastructure, and the setting up of the downstream facilities (essentially gas-fired power plants) so that gas is landed in Luzon to supply a 2,000 MW market by 2000 and an additional 1,000 MW market by 2002. After a series of exchanges of communications, subject to certain conditions on the matter, the Parent Company in a letter to the DOE reiterated its commitment to absorb the 1,500 MW output of the Camago (Malampaya) field and nominated First Gas Holdings, Inc., a related party of the Parent Company, as the developer of the entire 1,500 MW capacity.

[redacted]

On March 14, 1995 and January 9, 1997, the Parent Company entered into power purchase agreements (Agreements) with independent power producers (IPPs), FGPC and FGP Corp. Under the terms of the Agreements, these IPPs are committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from them, subject to certain terms and conditions specified therein. The Agreements shall individually terminate on the date of the 25th anniversary of the commercial operation dates of the power plants of these IPPs.

The Parent Company entered into a Substation Interconnection Agreement with NPC and FGPC for: (a) the construction, ownership, operation and maintenance of a dedicated 35-kilometer transmission line from the power plant of FGPC to the NPC substation; (b) the interconnection of the power plant to the NPC Grid System; and (c) the receipt and delivery of energy and capacity from the power plant of FGPC to the Parent Company's point of receipt. Similarly, the Parent Company entered into an Interim Interconnection Agreement with NPC and FGP Corp. whereby NPC will be responsible for the delivery and transmission of all energy and capacity from the power plant of FGP Corp. to the Parent Company's point of receipt.

Total purchased power from both FGPC and FGP Corp. amounted to ₱42,098 million, ₱25,579 million and ₱13,772 million for the years ended December 31, 2003, 2002, and 2001, respectively.

iv. QPPL

The Parent Company entered into a Power Purchase Agreement (PPA) with QPPL on August 12, 1994 and amended the same on December 1, 1996. Under the terms of the amended Agreement, QPPL is committed to sell and deliver electric power and energy to the Parent Company and the Parent Company is committed to buy electric power and energy from QPPL, subject to certain terms and conditions specified therein. The Agreement shall terminate on the date of the 25th anniversary of the commercial operation date of the power plant (Plant) of QPPL.

The Parent Company also entered into a Transmission Line Agreement (TLA) with QPPL on June 13, 1996 (amended on December 1, 1996). Pursuant to the PPA and the TLA, QPPL is responsible for obtaining all necessary rights-of-way for, and for the siting, design, construction, operation and maintenance of the Transmission Line while the Parent Company is obligated to pay all costs and expenses incurred by QPPL in connection with the siting, design and construction, operation and maintenance of the Transmission Line (including unforeseen cost increases, such as those due to new regulations or taxes) through payment of periodic transmission charges.

The term of the TLA will extend to the duration of the term of the PPA, commencing on the date of execution of the TLA and expiring on the 25th anniversary of the commercial operations date. The term of the TLA is subject to renewal on mutually acceptable terms in conjunction with the renewal of the term of the PPA. Under the TLA, the Parent Company is obligated to make a Monthly Capital Cost Recovery Payment and a Monthly Operating Payment to QPPL.

[redacted]

In mid 2001, the Parent Company and QPPL were in discussions regarding the amendment of certain provisions of the Agreement. The changes to the Agreement primarily relate to the reallocation of risks relating to the performance and dispatch of the Plant of QPPL. Pursuant to the amended terms of the Agreement, the Parent Company will, in general, bear risks relating to the dispatch of the Plant of QPPL while QPPL, in general, will bear risks relating to the technical performance of its Plant. On February 22, 2002, the Parent Company and QPPL signed Amendment No. 3 to the Agreement (Amendment No. 3).

In addition to Amendment No. 3, the Parent Company and QPPL signed on February 22, 2002 a Settlement and Release Agreement, which provides for the release of both parties from existing claims, known and unknown, relating to parties' past performance or nonperformance under the Agreement.

Although the Parent Company and QPPL have signed Amendment No. 3 and the Settlement and Release Agreement, the effectivity of the same is subject to the approval of the ERC, the lenders of QPPL and the BOD of the respective parties.

In a letter dated February 26, 2003, the Parent Company informed QPPL that it is contemplating to withdraw the petition for approval of Amendment No. 3 from the ERC due to certain concerns raised by the ERC. On March 4, 2003, the Parent Company filed a Motion to withdraw the petition. Further, negotiations were held by the parties where the Parent Company sought additional concessions. The parties are in the process of drafting an agreement for concessions that may be finally agreed upon. This agreement will also be submitted to ERC for approval.

Total power purchased from QPPL amounted to ₱13,605 million (including transmission line costs of ₱751 million) ₱11,556 million (including transmission line costs of ₱707 million) and ₱10,254 million (including transmission line costs of ₱671 million) for the years ended December 31, 2003, 2002 and 2001, respectively.

v. Duracom Mobile Power Company (Duracom)

The Parent Company entered into a power supply agreement with Duracom on September 15, 1993 that will expire on February 25, 2006, the tenth anniversary of the commencement of commercial operations of Duracom's power plant. Under the agreement, the Parent Company contracted for 108 MW of power on a dispatchable basis. On February 26, 1998, an additional 108 MW was contracted from Duracom. The Parent Company currently sources approximately 1% of its electricity requirements from Duracom.

On November 21, 2003, the ERC provisionally approved a new rate for Duracom which is equal to the weighted average rate to the Parent Company (total of generation and TransCo charges) of NPC, FGPC, FGP Corp. and QPPL. This new rate took effect in the supply month of December 2003. Previously, Duracom's rate was equal to NPC's selling rate to the Company.

[redacted]

Details of purchased power follow:

	2003	2002	2001
		(Amounts in Millions)	
NPC and TransCo	**₱54,802**	₱59,188	₱79,553
FGPC and FGP Corp.	**42,098**	25,579	13,772
QPPL	**13,605**	11,556	10,254
Duracom and others	**1,079**	3,659	3,653
	₱111,584	₱99,982	₱107,232

Total commitments for the purchase of power from FGPC, FGP Corp. and QPPL, including transmission line fees, is estimated as follows:

Year	Minimum Economic Quantity (MEQ)	Equivalent Amount*
	(In Million Kilowatt-Hours)	*(In Millions)*
2004	14,327	₱67,929
2005	14,297	67,797
2006	14,297	67,797
2007	14,297	67,797
2008 & onwards	246,774	1,168,600

** Based on MEQ rates*

On January 7, 2004, the Parent Company's IPP Independent Review Committee and FGPC/FGP Corp. signed the Amendment to the Power Purchase Agreement (Amendment) between the Parent Company and FGPC/FGP Corp. Concessions with immediate value include FGPC shouldering local business and community taxes, while conditional concessions include increasing discounts on excess generation, paying higher penalties for non-performance, and until 2011, not charging the Parent Company the capacity fee and fixed operations and maintenance fee for energy delivered beyond the contracted amount but within the 90% capacity quota. The signed Amendment to the Purchase Power Agreement will be submitted to the ERC for approval.

The unrecoverable purchased power costs shown separately as part of "Other income (charges)" in the statements of income relate to systems loss in excess of the cap allowed under the "Anti-Pilferage of Electricity and Theft of Electric Transmission Lines/Materials Act of 1994" (RA No. 7832) of 9.5% which the Parent Company is not allowed to recover from its customers. These amounts are shown separately to determine the operating income of the Parent Company for purposes of computing the RORB.

[redacted]

b. Rockwell

Rockwell entered into the following contracts related to the construction of "Manansala" condominium project:

- Superstructure works with Summa Kumagai Inc. (SKI) and First Philippine Balfour Beatty, Inc. (FPBB), a subsidiary of FPHC, amounting to a fixed fee of ₱1,680 million, inclusive of all local taxes, overhead, cost of labor and materials and all other costs necessary for the proper execution of the works. Construction works started in April 2003 and expected date of completion is in June 2005.

- Substructure works with other contractors amounting to a fixed fee of ₱113 million. These were started in October 2002 and completed in March 2003.

28. Basic Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is calculated by dividing the net income for the period attributable to common shareholders [net earnings (loss) for the period less dividends on preferred shares] by the weighted average number of common shares outstanding during the period.

For the purpose of calculating diluted earnings (loss) per share, the net income (loss) attributable to common shareholders and the weighted average number of shares outstanding are adjusted for the effects of all dilutive potential common shares arising from the exercise of share options. The number of common shares is the weighted average number of common shares plus the weighted average number of common shares which would have been issued on the conversion of all the dilutive potential common shares into common shares. Share options are deemed to have been converted into common shares on the date when the options were granted.

Earnings (Loss)

	2003	2002 (As restated - see Notes 1 and 2)	2001 (As restated - see Notes 1 and 2)
		(Amounts in Millions)	
Income (loss) from ordinary activities	₱907	(₱4,364)	₱1,352
Cash dividends on preferred stock	(83)	(74)	(74)
Earnings (loss) including depreciation on appraisal increase (a)	824	(4,438)	1,278
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate (see Notes 7 and 22)	965	993	1,157
Earnings (loss) from ordinary activities excluding depreciation on appraisal increase (b)	₱1,789	(₱3,445)	₱2,435
Net income (loss)	₱907	(₱28,181)	₱1,352
Cash dividends on preferred stock	(83)	(74)	(74)
Earnings (loss) including depreciation on appraisal increase (c)	824	(28,255)	1,278
Depreciation on appraisal increase and share in depreciation on appraisal increase of subsidiaries and associate (see Notes 7 and 22)	965	993	1,157
Earnings (loss) excluding depreciation on appraisal increase (d)	₱1,789	(₱27,262)	₱2,435

[redacted]

Shares

	2003	2002	2001
Weighted average common shares - beginning	**999,261,461**	1,006,311,294	1,006,311,294
Cancelled subscriptions in 2002	**–**	(7,049,833)	–
Weighted average common shares - basic (e)	**999,261,461**	999,261,461	1,006,311,294
Number of shares under option	**12,090,490**	12,090,490	6,632,751
Weighted average number of shares that would have been issued at fair value	**(9,738,812)**	(35,676,856)	(11,308,062)
Adjusted weighted average common shares - diluted (f)	**1,001,613,139**	975,675,095	1,001,635,983

Basic Per Share Amounts

	2003	2002 (As restated - see Notes 1 and 2)	2001 (As restated - see Notes 1 and 2)
Income (loss) from ordinary activities:			
Including depreciation on appraisal increase (a/e)	**₱0.825**	(₱4.442)	₱1.270
Excluding depreciation on appraisal increase (b/e)	**1.791**	(3.448)	2.420
Net income (loss)			
Including depreciation on appraisal increase (c/e)	**₱0.825**	(₱28.283)	₱1.270
Excluding depreciation on appraisal increase (d/e)	**1.791**	(27.289)	2.420

Diluted Per Share Amounts

	2003	2002	2001
Net income (loss)			
Including depreciation on appraisal increase (a/f)	**₱0.823**	(₱28.283)	₱1.270
Excluding depreciation on appraisal increase (b/f)	**1.787**	(27.289)	2.420

The effect of the exercise under the Employee Stock Ownership Plan [see Note 14(b)] is anti-dilutive for the periods ended December 31, 2002 and 2001. Accordingly, diluted EPS is the same as basic EPS.

29. Other Matters

a. The Parent Company is allowed to recover foreign exchange losses on foreign currency-denominated loans through adjustments in customers' bills in accordance with CERA II (ICERA under the unbundled rate structure).

[redacted]

Presented below are the Parent Company's foreign currency-denominated monetary assets and liabilities as of December 31, 2003 and 2002, translated at the exchange rates of ₱55.586 and ₱53.254 per US$1, ₱0.5188 and ₱0.4428 per JP¥ 1 and ₱69.3779 and ₱55.1136 per €1, respectively.

	2003				2002
	Foreign Currency			Peso Equivalent	Peso Equivalent
	Japanese Yen	Euro	US Dollar		
Monetary assets	¥–	€1	$23	₱1,318	₱3,001
Monetary liabilities	7,080	8	585	36,788	39,026
Net	¥7,080	€7	$562	₱35,470	₱36,025

b. RA No. 9136, the "Electric Power Industry Reform Act (Act) of 2001," was signed into law on June 8, 2001 and took effect on June 26, 2001. RA No. 9136 provides for the privatization of NPC and the restructuring of the electric power industry. The Implementing Rules and Regulations (IRR) were approved by the Joint Congressional Power Commission on February 27, 2002.

RA No. 9136 and the IRR impact the industry as a whole and the Parent Company in particular. Other provisions of RA No. 9136 and the IRR are: (a) distribution utilities, such as the Parent Company, will provide open and nondiscriminatory access to its distribution systems within three years from the effectivity of the Act, subject to certain conditions precedent; (b) distributors shall be allowed to recover stranded contract costs, subject to review and verification by the ERC for fairness and reasonableness; (c) NPC and distributors shall have filed their proposed unbundled charges within six months from the Act's effectivity; (d) distributors shall file a Business Separation Unbundling Plan (BSUP) with the ERC by December 26, 2002; (e) residential users shall get a ₱0.30 per kwh reduction in power rates to be provided by NPC and passed on by distributors starting August 2001; (f) the power to grant electric distribution franchises shall be vested solely in Congress, thereby repealing or amending Section 43 of Presidential Decree 269 (The National Electrification Decree); (g) NPC shall segregate its subtransmission assets for disposal to qualified distributors within two years from the effectivity of the Act; (h) NPC shall file with the ERC within six months from the effectivity of the Act the TSCs negotiated with distributors; and (i) distribution companies may engage in related business, provided up to 50% of the income from the related business shall be used to lower wheeling charges. The law also empowers the ERC to enforce rules to encourage competition and penalize anti-competitive behavior.

The ERC has published its Guidelines on the classification of TransCo's subtransmission assets on November 5, 2003. This document identifies which subtransmission assets may be transferred by TransCo to qualified distribution utility companies like the Parent Company.

Also in accordance with RA No. 9136, the DOE promulgated the Wholesale Electric Spot Market (WESM) Rules on June 28, 2002 after being endorsed by the industry participants. In accordance with the Rules, a Technical Working Group (TWG), in which the Parent Company is a member, was constituted on July 27, 2002 to ensure smooth transition from the promulgation of the Rules to the actual operation of the WESM. On August 2003, the TWG endorsed the incorporation of the Philippine Electricity Market Corporation, the entity that will be in charge of the day-to-day operations of the WESM. Meanwhile, on December 5,

[redacted]

2003, the ERC released the draft Price Determination Methodology (PDM) for the WESM for comment. A public consultation on the PDM was conducted by ERC on February 12, 2004.

Electric Power industry participants, including distribution utility companies, are mandated to file by the end of 2002 a BSUP for approval by the ERC, pursuant to Section 36 of RA No. 9136 requiring structural and functional unbundling of business activities of electric industry participants. The ERC, however, has extended this deadline. On January 29, 2003, the ERC released for comments the Business Separation Guidelines which provides the framework for the plans to be filed by the industry participants. The Guidelines were finalized and published by the Commission on November 20, 2003 and took effect on December 5, 2003. According to the Guidelines, distribution utility companies are required to file their proposed BSUPs on or before June 5, 2004.

The Parent Company is in the process of complying with the provisions of RA No. 9136 and the IRR.

[redacted]

Manila Electric Company
2003 Financial Results

OPERATIONAL HIGHLIGHTS

The company achieved total kilowatt-hour sales volume for 2003 of 23,834.47 million kWh, an increase of 4.4% from 22,822.33 million kWh in 2002.

COMPARISON OF KILOWATT-HOUR SALES
For the years ended December 31, 2003 and 2002
(In million kWh)

Customer Class	2003	2002	% Change
RESIDENTIAL	8,527.34	8,151.90	4.6
COMMERCIAL	8,375.85	7,962.23	5.2
INDUSTRIAL	6,790.54	6,561.78	3.5
STREETLIGHTS	140.74	146.42	(3.9)
TOTAL	**23,834.47**	**22,822.33**	**4.4**

Commercial customers registered the highest growth rate at 5.2%, followed by residential customers at 4.6% and industrial customers at 3.5%. The growth in sales to commercial customers was led by the transportation, storage and communications sector.

A total of 127,114 new customers were added to Meralco's customer-base as of the end of December 2003, 92% of which were residential customers. This brought the total number of customers to 4,051,883, an increase of 3.2% from the December 2002 count of 3,924,769.

FINANCIAL HIGHLIGH TS (Parent Company Only)

RESTATEMENT OF THE 2002 INCOME STATEMENT

In Meralco's 2002 Audited Financial Statements issued on April 25, 2003, the Company's external auditors issued a qualified report due to the non-accrual of contingent losses of P28,728 million, excluding income tax effects pending the resolution of Meralco's Urgent Motion for Consideration filed with the Supreme Court. On April 30, 2003, the Third Division of the Supreme Court denied the Urgent Motion for Consideration, rendering its decision dated November 15, 2002 final and executory. The loss from the Supreme Court decision amounted to P28,728 million. As a result of the refund order, the Company has effectively overpaid income taxes estimated at P8,902 million. Meralco has amended its tax returns for 1999 and 2002 and applied the overpayment for those years against its 2003 income statements. Refunds covering the periods February 1994 to December 31,2001, amounting to P23,817 million, net of tax effect for 1999 of P1,126 million, has been accounted for as an extraordinary loss in the 2002 statement of income.

Refunds covering the period January 1, 2002 to December 31, 2002, amounting to P3,785 million, were reflected as a reversal of revenues. The related income tax effect of P1,036 million is reflected as a reduction in the provision for income tax.

Net loss for 2002 has been restated to P28,181 million.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Operating Revenues. For the year ended December 31, 2003, Meralco achieved operating revenues of P132,019 million, an increase of 12.1% over the P117,821 million achieved in the same period in 2002. This increase was driven primarily by a 4.4% increase in sales volume.

The increase in revenues was also driven by an increase in purchased power costs. Due to the refund ordered by the Supreme Court in April 2003, operating revenues for the period from January 2003 to May 2003 reflect the reduction of permitted distribution rates by P0.167 per kWh of approximately P1,595 million. Operating revenues from June 2003 reflect an upward rate adjustment approved by the ERC in May 2003 of P0.0865 per kWh over the rates in effect prior to the rate reduction ordered by the Supreme Court.

Operating expenses. Operating expenses for the year ended December 31, 2003, increased to ₱126,445 million, or 8.8% over the ₱116,216 million in operating expenses for the same period in 2002.

	Years Ended December 31,		
	2003	2002 (As restated))	% Change
	(in pesos millions)		
Recoverable purchased power	110,076	98,631	11.6%
Operations and maintenance	10,336	9,824	5.2%
Depreciation and amortization	4,305	4,870	(11.6%)
Taxes other than income tax	1,728	2,891	(40.2%)
Total	126,445	116,216	8.8%

The increase in operating expenses was primarily due to an increase in the company's purchased power costs. Recoverable purchased power cost for the year ended 2003, was P110,076 million, or 11.6% over the P98,631 million in purchased power cost for the same period in 2002. The increase in purchased power cost was due to a 4.3% increase in volume purchased as well as a 6.9% increase in average cost per kWh.

Operation and maintenance expenses increased by 5.2% to P10,336 million for the year ended December 31, 2003, compared with P9,824 million in the same period in 2002, due primarily to an increase in retirement expense and provision for various tax assessments and legal claims.

Depreciation and amortization declined by 11.6% from P4,870 million for the year 2002, to P4,305 million in 2003, primarily due to a reduction in the current replacement cost in depreciable utility plant and others , resulting in a lower base of depreciable assets.

Taxes other than income tax decreased by 40.2% from P2,891 million for the twelve months ended December 31, 2002, to P1,728 million for the twelve months ended December 31, 2003, due to a change in the treatment of franchise taxes. Based on the ERC Decision dated March 20, 2003 on the Company's consolidated petitions, the franchise tax should be identified as a separate line item on the bill and computed as a percentage of the sum of all charges, except taxes and the universal charge. Prior to unbundling of charges which were implemented in June 2003, franchise taxes were computed by multiplying gross receipts by the franchise tax rate.

Operating Income. As a result of the foregoing, operating income increased 247.3% from P1,605 million in 2002, to P5,574 million in 2003.

Other Income (Charges). For the year ended December 31, 2003, other income (charges) was P(4,178) million, a decrease of approximately 43.5% over the P(7,400) million in other income (charges) for the year ended December 31, 2002.

	Years Ended December 31		
	2003	2002 (As restated)	% Change
	(pesos in millions)		
Interest and other financial charges – net	(3,052)	(3,267)	(6.6%)
Unrecoverable purchased power (system loss)	(1,508)	(1,351)	11.6%
Equity in net earnings (losses) of investees	376	(265)	--
Recovery of (provision for) probable losses on disallowed receivables	6	(1,639)	--
Write-off of disallowed receivables	--	(878)	--
Total	(4,178)	(7,400)	(43.5%)

Interest and other charges - net for the year ended December 31, 2003, declined by 6.6% in comparison to the twelve months ended December 31, 2002, from P3,267 million to P3,052 million due to a lower debt level.

Unrecoverable purchased power above the 9.5% cap on recoverable system loss totaled P1,508 million for the year ended December 31, 2003, an increase of 11.6%, over the total of P1,351 million for the year ended December 31, 2002. Although the system loss level was maintained at 10.85% in 2003, the same level as in 2002, the increase in the unrecoverable purchased power amount was caused by the increase in purchased power cost per kilowatthour.

Equity in net earnings (losses) of investee companies increased from (P265) million in 2002, to P376 million for the year ended December 31, 2003, due mainly to earnings derived from First Private Power Corporation and Rockwell Land Corporation.

Recovery of (provision for) probable losses on disallowed receivables. In 2002, the Company made a provision for disallowed recoveries of P1,639 million . Of this amount, P829 million is accounted for by the QPPL transmission line fees and P810 million is accounted for by the VAT savings reflected as part of the mandated residential rate reduction. On January 26, 2004, the Energy Regulatory Commission allowed the recovery of approximately P1,798 million in VAT savings reflected as part of the mandated residential rate reduction, P810 million of which had been provided for in 2002. As a result, that P810 million was reversed in 2003. Adjustments to the QPPL transmission line fee component resulted to a net provision of P405 million. Provisions for NPC's penalty on energy imbalance charges were also recorded at P399 million. The foregoing adjustments resulted to a net recovery of P6 million in 2003.

Income (Loss) from Ordinary Activities before Extraordinary Loss. As a result of the foregoing, the company posted income from ordinary activities for the year ended 2003, totaling P907 million compared to a loss from ordinary activities of (P4,364) million for the year 2002.

Extraordinary Loss. An extraordinary loss was recorded in 2002 as a result of the Supreme Court's April 2003 decision where refunds from February 1994 to December 2001, amounting to P23,817 million, net of tax effect for 1999 of P1,126 million, were accounted for .

Income Tax. Provision for income tax for the year ended December 31, 2003, was P489 million, a significant increase from (P1,431) million benefit for the year 2002, primarily due to the income posted for the year 2003.

Net Income (Loss). As a result of the foregoing, net income for the year ended 2003 was P907 million, compared to a (P28,181) million net loss in the same period in 2002. The significant increase was mainly due to the extraordinary loss - net of tax effect of P23,817 for the year 2002 caused by the rate refund ordered by the Supreme Court.

Capital Expenditures. Capital expenditures for 2003 decreased by 1.1% from P6,505 million in 2002 to P6,435 million.

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

APR 22 2004
CENTRAL RECEIVING AND RECORDS DIVISION
By: 25

2004 APR 22 PM 4:20

1. **Date of Report:** *April 22, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P100.4 Billion (as of February 29, 2004)*

US SEC
File No. 82-3237

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of an "Invitation to a Presentation of the First Quarter 2004 Operating Results" to be held on April 27, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: April 22, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Manila Electric Company (MERALCO) will be announcing its 2004 1st Quarter results on April 27, 2004. In connection with this, Meralco will be conducting an Investors' Briefing on the same day at 2:30 PM. This will be held at the:

BASEMENT Mini Theatre
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Meralco has also arranged for a simultaneous Conference Call facility. Details for the Conference Call are as follows:

Conference Call Number: +852 2112 1333
Passcode: MERALCO

Those who wish to attend are requested to fill up the appropriate form (please see attached forms) and send through fax at:

Meralco Fax: + 632 631 5591

US SEC
File No. 82-3237

MERALCO

YOU ARE INVITED
TO A PRESENTATION
ON THE 1st Qtr 2004 OPERATING RESULTS

TUESDAY, April 27, 2004
2:30 PM

at the
BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before April 26, 2004. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

US SEC
File No. 82-3237

MERALCO

YOU ARE INVITED
TO A TELECONFERENCE PRESENTATION
ON THE 1st Qtr. 2004 OPERATING RESULTS

TUESDAY, April 27, 2004
2:30 PM (Manila Time)

Conference Call Number*
+852 2112-1333 Passcode: MERALCO

* Please call at least five (5) minutes before the scheduled time.

Instant Replay Number**
+852 2112-1000 Passcode: MERALCO

****Available until April 29, 2004**

Please confirm your participation by faxing this page with the following data to +632 631-5591 on or before April 26,2004. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER


SEC
HRAD
MAY 07 2004
CENTRAL RECEIVING AND RECORDS DIVISION
By:
36

1. **Date of Report:** *May 5, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P100.4 Billion (as of February 29, 2004)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of Press Release (MERALCO TAKES STEPS TO ENSURE POWER SUPPLY ON ELECTION DAY).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: May 5, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)



PRESS RELEASE

May 5, 2004

TE:
O: E.O. CUNA
TEL. NO. 631-5557

MERALCO TAKES STEPS TO ENSURE POWER SUPPLY ON ELECTION DAY

The Manila Electric Company today said that it has taken steps to ensure uninterrupted electric service in its franchise area before, during and after the May 10 elections. Meralco Vice-President for Corporate Communication Elpi Cuna said preparatory measures were taken ahead of time to make sure its facilities are in tiptop shape.

"Our employees especially the line crews will be on general alert and on-hand to provide round-the-clock power monitoring and assistance before, during and even after the elections,"Cuna stressed. "For several months now all our sectors have been conducting a thorough check on our facilities which include distribution transformers, power lines, meters and other line equipment in our distribution system, " he added

Through a memorandum issued by the Commission on Elections (Comelec) early this year, the utility company was one of those tasked to ensure a continuous supply of electricity for a peaceful and orderly electoral process.

"We would like to advise the teachers manning the polling centers including poll watchers and those with official business during election day to exercise restraint in bringing in appliances that may overload the schools' electric system," Cuna said. He added that in the past, indiscriminate use of these additional electric appliances caused some polling places power outages. Should those manning the polling place insist on bringing in their own appliances, Cuna suggested that battery-operated ones be considered instead.

"It is too risky to insist on plugging in these appliances since a given polling place can only accommodate their existing electrical load," Cuna averred.

The electoral body requested Meralco and other power distribution companies to provide round-the-clock assistance in polling centers and canvassing areas for immediate power restoration in the event of power outages. The National Power Corporation (NPC) and the National Transmission Co. (Transco), on the other hand, must guarantee sufficiency of generation and the availability of the transmission lines, respectively, to ensure the success of this undertaking.

Maintenance and monitoring has been one of our foremost concerns since February of this year," added Engineer Nestor Sarmiento, Meralco's System Control Center Head and in charge of the Meralco Election Contingency Measures team. "Even before we reach the critical period leading to the elections, Meralco is already well-prepared to make sure that all polling centers and canvassing areas have well-maintained power supply. In fact, Meralco has suspended all pre-arranged interruptions for maintenance of its facilities from May 1-16, 2004. Barring emergency cases, we expect to have continuous supply of electricity during the election period."

In response to the Comelec's call, Meralco drafted a three-stage contingency plan that is currently being implemented in its franchise area. The program, which started early this year is being followed strictly in all Meralco offices and branches franchise-wide.

Meralco also reminded the public that should there be any concern on Meralco's service, its 24 hour Call Center may be reached at telephone number 16211.

"Meralco is doing everything within its capacity to provide uninterrupted electric service to critical areas most especially polling centers on election day and the critical days following it. We are appealing to the people who will be involved in the electoral process to help us achieve this objective by following these simple measures", Cuna concluded.

#####

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *May 25, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P98.13 Billion (as of April 30, 2004)*

US SEC
File No. 82-3237

2

11. Item Number reported: *Item 9 (Other Events)*

Please see attached Press Release (MERALCO RETURNS TO PROFITABILITY).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: May 25, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

MERALCO 1903-2003

OSCAR L. GOMEZ
2004 MAY 25 AM 2:33

PRESS RELEASE

ISSUE DATE: May 24, 2004
REFER TO : E.O. CUNA
TEL. NO. 631-5557

MERALCO RETURNS TO PROFITABILITY
CITES NET INCOME OF P907 M FOR 2003

The Manila Electric Company today said that it returned to profitability in 2003 after it registered a net income of P907 million from a net loss of P28.18 billion in 2002.

In its report to its stockholders during its annual stockholders meeting at the company's main headquarters in Pasig City, the power service provider said the year 2003 brought about welcome "regulatory relief" in addition to increased sales.

Meralco President and Chief Operating Officer Jesus Francisco cited primarily ERC's May 30 order on Meralco's unbundling filing which was consolidated with its April 2000 petition for a 30 centavos rate increase. The order "allowed us to adjust Meralco charges by P0.0865 per kwh effective June 2003," he said.

Francisco also referred to the lifting of the ERC's Cease and Desist Order in December 2002, allowing Meralco to collect P0.0875 per kwh starting April 2003 and an additional P0.0127 per kwh starting June last year to recover about P6.59 billion of purchased power costs that the regulatory body had not allowed Meralco to previously pass on.

Sales to customers increased by 4.4% to 23,834.47 million kwh from 22,822.33 million kwh in 2002. Commercial customers registered the highest growth at 5.2%, followed by residential customers at 4.6% and industrial customers at 3.5%.

Another factor contributing to the company's profitability is the improved performance of the company's subsidiaries. Equitized earnings were at P376 million, compared to a P265 million loss last year.

Francisco however clarified that while the regulatory adjustment in 2003 and strong sales performance gave Meralco some breathing room, its after-tax return on rate base(RoRB) at 6.9% is below the 8% required by its creditors. Furthermore, the power company still had to address the Supreme Court's P30 billion refund order and scheduled debt service payments. Meralco's debts as of end 2003 stood at P28.4 billion.

Its tight financial situation last year notwithstanding, Francisco pointed out that the company's electric capital investments and intensive maintenance programs, coupled with favorable weather, have paid off in improved electric service reliability and availability. For the first time, Meralco's forced Interruption Frequency Rate (IFR) and forced Cumulative Interruption Time (CIT) were at their historic best, registering single digit figures at 9.62 and 7.11 hours, respectively, for the year 2003.

Meralco's President said that for the implementation of the refund, Meralco submitted to ERC a four phase program. Phases 1 and 2 which cover residential and general service customers consuming up to 300 kWh were completed last December 2003. Phase 3 which is for the rest of the residential and general service customers is being implemented this year. Its detailed proposal for Phase 4 covering commercial and industrial customers still has to be submitted to the ERC.

Francisco added that the enormity of the refund resulted in the restatement of its 2002 financial loss from P2.02 billion reported previously to P28.18 billion. Refunds of P23.82 billion covering the period up to December 2001 were treated as extraordinary loss, net of P1.13 billion adjustment to cover overpayment of income taxes. Refunds of P3.79 billion covering the period January to December 2002 were treated as reversal of revenues. The ongoing refund, short-term loans and maturing portions of long term loans have made cash flow a critical concern for the near future.

"The company is currently working on a Comprehensive Liability Management Plan (CLMP) as a permanent solution. Meanwhile we have successfully negotiated extensions of short-term loan payments," said Francisco.

Meralco's President also said that operationally the company focused on enhancing cash flow through a more intense monitoring of arrears maintaining a delicate balance between aggressive collection and customer satisfaction.

"Being an election year, 2004 naturally comes with uncertainties. But uncertainty has never deterred Meralco from continuing to contribute its best to help boost national progress. Meralco, as in the past century, remains committed to the vision of a bright future for all Filipinos. That commitment will never waver," Francisco concluded.

****

US SEC
File No. 82-3237

OSCAR L. GOMEZ
20[illegible] MAY 25 PM 2:33

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *May 25, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P98.13 Billion (as of April 30, 2004)*

11. Item Number reported: *Item 3 and 4*

Item 3. Appointment of Independent Auditors

At the annual meeting of stockholders of the registrant held today, the stockholders appointed Sycip, Gorres, Velayo & Co. (SGV) as the registrant's external auditors.

Item 4. Election of the Registrant's Directors

At the said annual meeting, the following persons were elected directors to serve for the ensuing year and until the election and qualification of their successors:

1. *Mr. Felipe B. Alfonso*
2. *Mr. Jesus P. Francisco*
3. *Mr. Winston F. Garcia*
4. *Mr. Manuel M. Lopez*
5. *Mr. Christian S. Monsod*
6. *Mr. Juan B. Santos*
7. *Mr. Washington Z. Sycip*
8. *Mr. Margarito B. Teves*
9. *Mr. Edmundo M. Varona*
10. *Mr. Emilio A. Vicens*
11. *Mr. Cesar E.A. Virata*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: May 25, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

CENTRAL RECEIVING UNIT
Received by:

PSE#PO-005

2004 JUN 8 PM 1 49

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *June 7, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P98.13 Billion (as of April 30, 2004)*

11. Item Number reported: *Item 9 (Other Events)*

Please be advised that the Board in its organizational meeting today (June 7, 2004) expanded the functions of the Nomination Committee and renamed it to Nomination and Governance Committee. The expanded functions are as follows:

- *The review and endorsement to the board of the Compliance Officer's recommendations regarding implementation of the Manual of Corporate Governance;*
- *The evaluation and presentation to the board of any proposed changes or modifications of committee assignments that are received from the Chairman of the Board & CEO, after consultation with the committee member/s concerned;*
- *The annual review of the committee charters for the purpose of recommending any needed change/s to the Board;*
- *Oversight functions on processes and mechanism for evaluating the performance of the Board and Management.*

Attached herewith is a copy of the updated Manual of Corporate Governance of Meralco as amended on June 7, 2004, which incorporates the above-mentioned changes as well as additional requirements on Disclosure and Transparency prescribed by the Philippine Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: June 7, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Corporate Governance

US SEC
File No. 82-3237

MESSAGE FROM THE CHAIRMAN & CEO

Corporate Governance is one of the key business issue of the times, a critical factor for a company to achieve sustainable growth in a competitive environment.

Meralco as a publicly-listed corporation supports the Philippines' Securities and Exchange Commission in the promotion of good governance practices. The Management and the Board of Directors have long been advocates of best practices in corporate governance in fulfilling their responsibilities to shareholders.

Now, with heightened regulatory requirements, the commitment is further reinforced.

To ensure consistent application and effective integration of corporate governance principles and practices to the company's management systems and in our way of life, an orientation and information dissemination strategy is established.

As part of these campaign initiatives, all concerned and interested parties are furnished with this document containing the Amended Manual of Corporate Governance and the Code of Ethics. It is hoped that all recipients read, understand and apply the pertinent provisions contained in the Manual. This document will also be the repository of additional policies, guidelines, articles, updates and other relevant materials necessary to meet the most desirable level of compliance and implementation.

Management, the Board and I will strive, so far as is practical, to follow and adhere to the best corporate governance practices and principles. We urge the same level of commitment and support from all employees and other parties as well.

As we continue to face the challenges in a deregulated environment and persevere to achieve growth targets, we will continue to promote and seek fairness, transparency and accountability in every facet of our operations - - all for the benefit of our stakeholders.

Manuel M. Lopez
Pasig City, Philippines
03 May 2004

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY (MERALCO)



MANUAL OF CORPORATE GOVERNANCE

US SEC
File No. 82-3237



NOTE TO RECIPIENTS OF THIS MANUAL

Meralco submitted its original Manual of Corporate Governance, the bedrock of effective management to protect, enhance and realize the interests of stakeholders, to the Securities and Exchange Commission on August 29, 2002. After a self-assessment on July 31, 203, Management decided to update this Manual with the approval of the Board of Directors incorporating the best practices already being implemented by the company.

This Amended Manual of Corporate Governance was submitted to SEC on August 25, 2003.

For updates and succeeding amendments, all holders of this Manual will be advised by the Compliance Officer in writing with the accompanying updated copy of the affected page(s).

The modified or inserted provision(s) will be highlighted and the amendment date is reflected at the bottom left of the page.

Upon receipt of notice, the newly-revised pages must be immediately inserted into this Manual.

TABLE OF CONTENTS

	Page No.
Preface	
Part I - Declaration of Corporate Principles	1
Part II – Corporate Governance Rules and Principles	4
I. The Board	4
Section 1.0 Composition of the Board	4
Section 2.0 Duties and Responsibilities of the Board	5
Section 2.1 General Responsibility	5
Section 2.2 Specific Duties and Functions	5
Section 2.3 Internal Control Responsibilities	6
Section 3.0 Qualifications of Directors	7
Section 4.0 Disqualification of a Director	7
Section 5.0 Removal and Replacement of a Director	8
Section 6.0 Duties and Responsibilities of a Director	8
Section 7.0 Board Committees	9.0
Section 7.1 Executive Committee	9.0
Section 7.2 Nomination and Governance Committee	9.0
Section 7.3 Audit & Compliance Committee	10
Section 7.4 Compensation and Retirement Committee	11
Section 7.5 Finance Committee	12
Section 7.6 Risk Committee	13
Section 8.0 Management Committee	14
Section 9.0 The Corporate Secretary	14
Section 10.0 External Auditor	15
Section 11.0 Internal Auditor	15
II. Supply of Information	16
III. Disclosure and Transparency	16
IV. Investors' Rights and Protection	17
V. Compliance and Monitoring System	19
V.1 Compliance Officer	19
V.2 Communication and Training Process	19
V.3 Penalties for Non-Compliance with the Manual	20
VI. Applicability to Subsidiaries	21
VII. Separability Clause	21
VIII. Effectivity	21

As amended on June 07, 2004

PREFACE

Corporate governance is the system by which the Board of Directors directs, manages, and controls the operation of the business of the Company within the framework of effective accountability to protect, enhance and realize the interests of stakeholders.

The Securities and Exchange Commission (SEC) has issued Memorandum Circular No. 2, enjoining all publicly-listed companies to adopt a code of corporate governance. In compliance therewith and in support of the objectives of the SEC to raise investor confidence, develop capital market, and achieve high-sustained growth for the corporate sector and the economy, the Company prepared and adopted this Manual of Corporate Governance. This Manual embodies the principles and meets the standards of governance and adheres to the laws enfranchising the corporate existence and utility operations of the Company.

The Company directors, officers, and staff are enjoined to implement and observe this Manual.

As the Company progresses in the years ahead, the Manual shall be kept under constant review and revision to meet the emerging standards of good corporate governance practices.

This Manual is divided into two (2) parts, namely:

Part I - Declaration of Corporate Principles
Part II - Corporate Governance Rules and Principles

PART I

DECLARATION OF CORPORATE PRINCIPLES

A. The **COMPANY PHILOSOPHY** is service and excellence with integrity.

B. The **COMPANY MISSION** is to provide our customers the best value in energy, products and services

C. The **COMPANY VISION** is to be a world-class company and the service provider of choice.

D. The **COMPANY'S OBJECTIVE** is to protect and enhance the interests of its stakeholders by committing itself to the following principles:

1. The ***Customers*** are its reason for being and therefore they should always be treated with dignity and the company must be fully responsive to their needs. The company has the responsibility to:

   i) Provide the customers with the highest quality products and services, consistent with their requirements and with international standards;

   ii) Treat the customers fairly, courteously and with integrity in all of its business transactions;

   iii) Act promptly on their immediate concerns and be receptive to their long-term needs and interest; and

   iv) Make every effort to ensure that the health, safety and general well-being of its customers are enhanced by its products and services.

2. The ***Employees*** are its most valued asset and therefore they should always be treated with dignity and in full consideration of their interests. The Company has the responsibility to:

   i) Provide its employees with incentives and opportunities for professional growth and advancement;

ii) Provide its employees with just and competitive compensation, and benefits that improve their living conditions, and incentives;

iii) Guarantee fairness; equal treatment and opportunity and avoid discriminatory practices ;

iv) Provide suitable and safe working conditions to protect employees from avoidable injury and illness in the workplace; and

v) Provide open and honest communication and sharing of information that promote teamwork, productivity and empowerment.

3. Its ***Investors*** are its principals and therefore the trust they have placed upon it must be honored. The Company has the responsibility to:

i) Apply professional and diligent management to ensure the financial viability of the Company and maintain a fair and competitive return for its investors ; and

ii) Conserve and enhance its investors' assets, and fulfill and safeguard their interest.

4. The ***Suppliers*** are its business partners and therefore the relationship with them must be based on mutual respect and benefit. The Company has the responsibility to:

i) Foster long term stability, direct relation and continuous development with suppliers to attain quality, competitiveness, process efficiency and performance reliability ;

ii) Seek fairness, truthfulness, integrity and transparency in all of its business dealings with them; and

iii) Seek, encourage and prefer suppliers whose business practices respect human dignity and the environment.

5. The ***Competitors*** are its catalysts towards continuing service excellence and therefore the competition with them should be fair and honest, a basic requirements for national development in the distribution of products and services to the community. The Company has the responsibility to:

i) Promote behavior that demonstrates mutual respect among competitors ; and

ii) Maintain the highest level of business ethics and integrity.

6. The ***Community*** is its business environment and the society it serves. The Company has the responsibility to:

   i) Uphold and maintain at all times the highest standards of business ethics ;

   ii) Fulfill with dedication and commitment its social responsibilities;

   iii) Undertake activities that support and contribute to the economic and social development of the country;

   iv) Promote and stimulate sustainable development by preserving and enhancing its natural resources; and

   v) Employ proactive measures and cooperate with the government and other non-government institutions in activities to serve society towards a collective benefit.

7. The ***Government*** is the creator of its juridical life, grantor of its franchise, regulator of its operation and protector of its business interest. The Company has the responsibility to:

   i) Help the government in its efforts and programs towards raising investor confidence, development of capital market, and high-sustained economic growth through good corporate governance.

   ii) Observe and comply at all times with the orders, rules and regulations of the government, its agencies and instrumentalities, in the pursuit of its utility objectives and other corporate endeavor;

   iii) Institutionalize sound environmental practices in collaboration with the concerned government agencies and encourage other corporation/organizations to support all programs for effective environmental management system.

PART II

CORPORATE GOVERNANCE RULES & PRINCIPLES

I. THE BOARD

Section 1.0 Composition of the Board

1.1 The Board consists of eleven (11) directors who shall be elected by the stockholders at a regular or special meeting in accordance with the Amended By-Laws of the Company.

1.2 The Board shall be composed of at least two (2) executive directors, namely, the i) Chairman and Chief Executive Officer and ii) President and Chief Operating Officer; at least two (2) independent directors; and four (4) non-executive directors.

1.3 When matters for resolution of the Board involve accountability of Management or with perceived conflict of interest, the Chairman must appoint a lead director from among the independent directors to temporarily preside in the meeting to ensure the independence of the Board.

1.4 An independent director must i) not be an officer or employee of the Company, ii) be independent of management, iii) not provide any other services to the Company, iv) must not receive compensation, income or privileges and benefits other than that pertaining to a director, v) be able to provide independent judgment and outside experience and objectivity, not subordinated to operational considerations, on all issues which come before the Board, and vi) acquire and maintain a sufficient knowledge of the Company's business activities and current performance to enable them to make informed decisions on the issues before the Board. The independent directors shall be identified in the company's annual report.

1.5 The non-executive directors must i) have in-depth knowledge of the business to render sound judgments on issues/concerns which come before the Board, ii) possess the highest degree of integrity and commitment toward the achievement of corporate goals, and iii) be highly competent in formulating corporate strategies/policies and its implementation.

Section 2.0 Duties and Responsibilities of the Board

It shall be the Board's responsibility to foster the long-term success of the Company and secure its sustained competitiveness in a manner consistent with its fiduciary responsibility, which it shall exercise in the best interest of the Company and its stakeholders. The Board shall conduct itself with utmost honesty and integrity in the discharge of its duties, functions and responsibilities.

2.1 General Responsibility

A director's office is one of trust and confidence. He shall act in a manner characterized by transparency, accountability and fairness.

2.2 Specific Duties and Functions

To ensure a high standard of best practice for the Company and its stakeholders, the Board shall:

a. Install a process of selection to ensure a mix of competent directors and officers and adopt a professional development program and succession plan for senior officers.

b. Determine the Company's purpose, its vision and mission and strategies to carry out its objectives. It shall also provide written policies and strategic guidelines on major capital expenditures.

c. Ensure that the Company complies with all relevant laws, regulations and code of best business practices;

d. Identify the Company's major and other stakeholders and formulate a clear policy on communicating or relating with them through an effective investor relations program;

e. Adopt a system of internal checks and balances;

f. Provide oversight with regard to enterprise risk management;

g. Identify key risk areas and key performance indicators and monitor these factors with due diligence;

h. Properly discharge Board functions by meeting regularly. Independent views during Board meetings shall be given due consideration and all such meetings shall be duly minuted; and

i. Keep Board authority within the powers of the institution as prescribed in the Articles of Incorporation, By-Laws and in existing law, rules and regulation.

2.3 Internal Control Responsibilities

The Board's internal control and oversight responsibilities shall include but not limited to the following:

- Review of proposed senior management appointments.

- Review the Company's personnel and human resource policies and sufficiency, conflict of interest situations, changes to the compensation plan for employees and succession plan for officers and management.

- Ensure that an independent audit mechanism is in place to monitor the adequacy and effectiveness of the organization's governance, operations, information systems, to include reliability and integrity of financial and operational information, effectiveness and efficiency of operations, safeguarding of assets, and compliance with laws, rules, regulations and contracts.

- Institute organizational and procedural control supported by an effective management information system and risk management reporting system.

Section 3.0 Qualifications of Directors

Every Director shall own at least one (1) share of the capital stock of the Company of which he is a director, which share shall stand in his name in the books of the Company. He must have all the qualifications and none of the disqualification. The following are the qualifications:

- He shall be at least a college graduate or have sufficient experience in managing the business to substitute for such formal education;
- He shall be at least twenty one (21) years old ;
- He shall have proven to possess integrity/probity; and
- He shall adhere strongly to legal and moral principles.

Section 4.0 Disqualification of a Director

4.1 Conviction by final judgment of an administrative or criminal offense committed through fraudulent acts or omissions or involving moral turpitude;

4.2 When there is conflict of interest and his/her interest directly competes with the company's business. In case the conflict is not of a serious nature, he/she must declare the same to the Board and abstain from participating in the deliberation of matters affected by such conflict of interest;

4.3 Refusal to fully disclose the extent of his business interest as required by existing laws or Company rules and regulations;

4.4 Absence or non-participation without valid justification for more than fifty (50) percent, whether continuous or broken, of all the meetings, regular and special, of the Board of Directors or any of the Board committees, where he is a member, during his/her incumbency;

4.5 If the independent director becomes an officer or employee of the Company, his/her designation as independent director is automatically terminated and he shall cease to be a director unless the Board retains him, and he qualifies, as an executive director;

4.6 Such other grounds or causes for disqualification whether arising from his/her membership in the board of the company or in other company/ies, as may be provided by laws, rules and regulations.

Section 5.0 Removal and Replacement of a Director

The Board by majority vote of the members may remove or replace a director for just cause or when he possesses the disqualifications above-mentioned in accordance with the procedure prescribed in the Amended By-Laws, and applicable laws, rules and regulations. If any vacancy shall occur among the directors by death, disqualification, or removal from office or permanently incapacitated to perform his duties as a member of the Board, such vacancy may be filled up through an election at any regular or special meeting of the Board of Directors. The replacement shall be recommended by the Nomination Committee. This newly elected director shall serve the Board only for the remaining term of his predecessor.

Section 6.0 Duties and Responsibilities of a Director

6.1 To conduct the Company's business transactions fairly and reasonably and to ensure that personal interest does not bias Board decisions;

6.2 To devote time and attention necessary to properly discharge his duties and responsibilities

6.3 To act judiciously;

6.4 To exercise independent judgment;

6.5 To have a working knowledge of the statutory and regulatory requirements affecting the Company, including the contents of its Articles of Incorporation and By-Laws, the requirements of the Commission, and where applicable, the requirements of other regulatory agencies.

6.6 To observe confidentiality of information;

6.7 To ensure the continuing soundness, effectiveness and adequacy of the Company's control environment.

Section 7.0 Board Committees

The Board of Directors shall form Board Committees in aid of good corporate governance. Each Committee shall elect its own Chairman and shall act by majority vote of all its members on specific matters within its competence.

7.1 Executive Committee

7.1.a The Board of Directors shall preferably designate five (5) of Board members, one of whom shall be an independent director or his alternate to constitute an Executive Committee to hold office for one year and/or until respective successors shall be designated, which committee shall between sessions of the Board of Directors have all the powers of the Board of Directors in the management of the business and affairs of the Company and shall have power to authorize the seal of the Company to be affixed to all papers which may require it, subject to the limitations provided by Section 35 of the Corporation Code. The taking of any action by the Executive Committee shall be conclusive evidence that the Board of Directors was not at the time of such action in session.

7.1.b The Corporate Secretary or a member of the Executive Committee shall keep the minutes of its proceedings; and all such proceedings shall be from time to time reported to the Board of Directors, and shall be subject to revision or alteration by the Board; provided that no rights of third persons shall be affected by such revision or alteration.

7.2 Nomination <u>and Governance</u> Committee

7.2.a The Nomination <u>and Governance</u> Committee shall preferably have at least three (3) voting Directors (one of whom must be independent). The HR Administrator shall act as the Secretariat.

7.2.b It shall pre-screen and shortlist all nominees to become a member of the Board of Directors in accordance with the qualifications set forth herein.

7.2.c The screening shall include the evaluation of the nominee's directorship, membership and officership in other corporations or organizations to ensure that he/she can perform his/her duties diligently and effectively.

7.2.d The Nomination and Governance Committee shall have the following duties and responsibilities.

- Identify and nominate qualified nominees for appointment as Directors to the Board;
- Review and endorse to the Board the Compliance Officer's recommendations regarding implementation of the Manual of Corporate Governance;
- Evaluate and present to the Board any proposed changes or modifications of committee assignments that are received from the Chairman of the Board & CEO, after consultation with the committee member(s) concerned;
- Review annually the committee charters for the purpose of recommending any needed change(s) to the Board;
- Perform oversight functions on processes and mechanism for evaluating the performance of the Board and Management.

7.3 Audit & Compliance Committee

7.3.a The Audit Committee shall be preferably composed of at least three (3) Board members, who shall have a good understanding of finance and financial competency in such area, one of whom shall be an independent director, and another shall have an understanding of auditing concepts and the basic audit process, related audit experience or professional accreditation as an auditor.

7.3.b The Audit Committee shall have the following duties and responsibilities.

- Provide oversight over the senior management's activities in managing credit, market, liquidity, operational, legal and other risks of the Company. This function shall include receiving from senior management periodic information on risk exposures and risk management activities;
- Provide oversight of the Company's internal and external auditors;
- Review and approve the annual internal audit plan which shall include monitoring and evaluating the adequacy and effectiveness of the Company's internal control system;
- Setting up an internal audit department, appoint an internal auditor as well as consider an independent external auditor, and any question of resignation or dismissal;
- Evaluate the integrity and accuracy of the Company's financial reports as derived from its financial management system with written policies, guidelines and step-by-step procedures used by the entire organization;
- Elevate to international standards the accounting and auditing processes, practices and methodologies, and develop the following in relation to this reform:

  i. A definitive timetable within which the accounting system of the Company will be 100% International Accounting Standard (IAS) compliant.

  ii. An accountability statement that will specifically identify officers and/or personnel directly responsible for the accomplishment of such task.

- Coordinate, monitor, and facilitate compliance with existing laws, rules and regulation. It may constitute also a Compliance Unit for this purpose.

7.3.c The Chairman of the Audit Committee shall be an independent director.

7.3.d The Audit Committee shall meet quarterly and as often as may be necessary.

7.4 Compensation and Retirement Committee

7.4.a The Compensation and Retirement Committee preferably shall be composed of at least three (3) members, one of whom shall be an independent director.

7.4.b The Compensation and Retirement Committee shall have the following duties and responsibilities.

- Establish a formal policy and transparent procedure for developing a policy on executive compensation and fixing the remuneration packages of corporate officers and directors, and provide oversight over remuneration of senior management and other key personnel ensuring that compensation is consistent with the Company's culture, strategy and control environment.
- Designate amount of remuneration, which shall be in a sufficient level to attract and retain directors and officers who are needed to run the company successfully.
- Establish a formal and transparent procedure for developing a policy on executive remuneration and for fixing the remuneration packages of individual directors, if any, and officers.
- Develop a form on Full Business Interest Disclosure as part of the pre-employment requirements for all incoming officers, which among others compel all officers to declare under the penalty of perjury all existing business interests or shareholdings that may directly or indirectly conflict in their performance of duties once hired.
- Disallow any director to decide his or her own remuneration.
- Provide in the Company's annual reports, information and proxy statements a clear, concise and understandable disclosure of compensation of its executive officers for the previous fiscal year and the ensuing year.
- Review of the existing Employee Code of Conduct and Handbook to strengthen provisions on conflict of interest, salaries and benefits policies, promotion and career advancement directives and compliance of

personnel concerned with all statutory requirements that must be periodically met in their respective posts.

7.4.c The Committee shall review the policies and the management of retirement funds of Company officers and employees.

7.5 Finance Committee

7.5.a The Finance Committee shall be composed of at least three (3) Board members with the Chief Finance Officer as ex-officio member.

7.5.b The Finance Committee is charged with reviewing the financial operations of the Company and matters regarding the acquisitions of or investments in companies, business or projects. It endorses recommendations to the Board as deemed appropriate or approved actions within its delegated authority.

7.5.c The Finance Committee shall have the following duties and responsibilities.

- To review, advise and recommend approval, decision or action on financial matters, including but not limited to:

  a. Establishment of and changes to financial, accounting and treasury policies.

  b. All major financing transactions of the Company.

  c. Issuance of shares and shares repurchase.

  d. The Company's corporate plans and budgets.

  e. Major contracts and variations.

  f. The financial operations of the Company as recorded in the interim and annual financial accounts and reports and proposals for dividends and transfers to reserve.

  g. Financing guarantees and indemnities and mortgaging of the Company's assets.

  h. Any actual, or potential, major exception or occurrence which has, or may have, a major financial impact on the Company.

  i. Guarantees, financial support, undertakings and indemnities in respect of investments or liabilities of subsidiary or associated companies, other than those which are the subject of an existing general or specific Board or Committee approval.

US SEC
File No. 82-3237

j. Capitalization of subsidiaries or associated companies, other than that which is subject of an existing general or specific Board or Committee approval.

k. Proposed Principal Agreements with Government, Joint Venture and Shareholders' Agreements, Major Acquisitions, Divestment and Property Redevelopment.

- To address and deal with such other matters as may be delegated by the Board to the Committee.

- To delegate such of its powers as the Committee deems appropriate to Management.

7.6 Risk Management Committee

7.6.a The Risk Management Committee shall be composed of at least three (3) Board members, one of whom shall be an independent director.

7.6.b The Risk Management Committee shall have the following duties and responsibilities.

- Know the extent to which management has established effective enterprise risk management in the organization being aware of and concurring with the Company's risk appetite;

- Review the Company's portfolio view of risk and considering it against the Company's risk appetite; and

- Monitor the most significant risks and whether management is responding appropriately.

Section 8.0 Management Committee

A Management Committee composed of corporate officers and executives shall be formed and headed by the Chief Executive Officer, or, in his absence, the President. All principal policies and directions governing the organization, management and operation of the Company as well as its subsidiaries shall be formulated and implemented by this Committee, subject to Board approval when required by existing laws. The Committee shall regularly report to the Board at its regular Board meeting, or during special meeting whenever necessary or requested by the Board, through the Chief Executive Officer and/or the President, on all matters concerning the Company's operation as well as significant events or occurrences affecting the Company.

Section 9.0 The Corporate Secretary

The Corporate Secretary is an officer of the company and the highest degree of professionalism, integrity and diligence is expected of him.

9.1 Qualifications of the Corporate Secretary

- The Corporate Secretary shall be a resident Filipino citizen of good moral character.
- He shall have adequate administrative, legal and interpersonal skills.

9.2 Duties and responsibilities of the Corporate Secretary.

- Work and deal fairly and objectively with all the constituencies of the Company, namely, the Board, management, stockholders and other stakeholders.
- Be fully informed and be part of scheduling the Board activities.
- Schedule agenda at least for the current year and duly notify the Board before every meeting.
- Advise directors on matters pertaining to their legal responsibilities and obligations and ensure that appropriate Board procedures are being followed and that applicable rules and regulations are complied with.
- Conduct orientation for new directors on the Company's organizational structures and business operation.
- Assist the Board in making business judgment in good faith and in the performance of their responsibilities and obligations.
- Attend all Board meetings and maintain record of the same.
- Submit to the Commission, at the end of every fiscal year, an annual certification as to the attendance of the directors during Board meetings.
- Report to the SEC and the Philippine Stock Exchange matters involving the Company, which should be disclosed.
- Submit to the SEC the reports required by the Securities laws and regulation.

Section 10.0 External Auditor

10.1 An external auditor shall be selected and appointed by the stockholders upon recommendation of the Audit Committee.

10.2 The external auditor shall provide objective assurance on the way the financial statements are prepared and presented.

10.3 The external auditor of the company shall not at the same time provide the services of an internal auditor. The Company shall ensure that other non-audit work shall not be in conflict with the functions of the external auditor.

10.4 The company's external auditor shall be rotated or the handling partner shall be changed every five (5) years or earlier.

10.5 The reason(s) for the resignation, dismissal or cessation from service of an external auditor and the date thereof shall be reported in the company's annual and current reports. Said report shall include a discussion of any disagreement with said former external auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

10.6 If an external auditor believes that the statements made in the Company's annual report, information statement or proxy statement filed during his engagement is incorrect or incomplete, he shall present his views in said reports.

Section 11.0 Internal Auditor

11.1 The Company shall have in place an independent internal audit function which shall be performed by an Internal Auditor or a group of Internal Auditors, through which its Board, senior management, and stockholders shall be provided with reasonable assurance that its key organizational and procedural controls are effective, appropriate, and complied with.

11.2 The conduct of internal audit activities shall be in accordance with Standards for Professional Practice of Internal Auditing.

11.3 The minimum internal control mechanisms for management's operational responsibility shall center on the CEO, being ultimately accountable for the Company's organizational and procedural controls.

11.4 The Internal Auditor shall report to the Audit Committee.

11.5 A status report which summarizes the major audit recommendations, officers responsible and implementation dates shall be provided to the Audit Committee.

II. SUPPLY OF INFORMATION

The Management Committee shall provide all Directors in a timely manner with information in a form and of quality appropriate to enable them to discharge their duties.

II.1 Management is responsible for providing the Board with appropriate and timely information. If the information provided by Management is insufficient, the Board will make further enquiries where necessary to which the persons responsible will respond as fully and promptly as possible.

II.2 One of the Chairman's responsibilities is to ensure that all Directors are properly briefed on issues arising at Board meetings.

II.3 The Directors, either individually or as a group, in the performance of their duties may seek independent professional advice within the guidelines set by the Board.

II.4 A full agenda and comprehensive Board papers are circulated to all Directors well in advance of each Board meeting.

II.5 Full Board minutes of each Board meeting are kept by the Corporate Secretary and are available for inspection by any Directors during office hours.

III. DISCLOSURE AND TRANSPARENCY

III.1 All material information, i.e., anything that could potentially affect share price, shall be publicly disclosed. Such information shall include earnings results, acquisition or disposal of assets, board changes, related party transactions, shareholdings of directors and changes to ownership.

III.2 Other information that shall always be disclosed includes remuneration (including stock options) of all directors and senior management, corporate strategy, and off balance sheet transactions.

III.3 All disclosed information shall be released via the approved stock exchange procedure for company announcements as well as through the annual report. The Company shall cause the filing of all required information for the interest of the stakeholders.

III.4 The Board shall commit at all times to fully disclose material information dealings. The Company shall be compliant with disclosure rules and regulations being issues by competent authorities, specifically, but not limited to Sec. 4.2 (Selective Disclosures of Material Information) of the Revised Disclosure Rules of the Philippine Stock Exchange.

IV. INVESTORS' RIGHTS AND PROTECTION

The Board shall commit to respect the following rights of the stockholders:

IV.1 Voting Right

a. Stockholders shall have the right to elect, remove and replace directors and vote on certain corporate acts in accordance with the Company Code.

b. Cumulative voting shall be used in the election of directors.

c. A director shall not be removed if such removal will deny minority stockholders representation in the Board, except when any of the grounds provided in this Manual for his disqualification arises.

IV.2 Pre-emptive Right

When specially declared in a resolution of the Board and approved by the stockholders, all stockholders may enjoy pre-emptive rights.

IV.3 Power of Inspection

All stockholders shall be allowed to inspect corporate books and records including minutes of Board meetings and stock registries in accordance with the Corporation Code and shall be furnished with annual report, including financial statements, without cost or restrictions.

This Manual shall be available for inspection by any stockholder of the Company at reasonable hours on business days.

IV.4 Right to Information

The Stockholders shall be provided, upon request, with periodic reports, which disclose personal and professional information about the directors and officers and certain other matters such as Company shares held, dealings with the Company, relationship among directors and key officers, and the aggregate compensation of directors and officers. The information statement/Proxy Statement where these are found shall be distributed to the shareholders before annual stockholders meetings and in the Registration Statement and Prospectus in case of registration of shares for public offering with the SEC.

IV.5 The minority stockholders shall have the right to propose the holding of a meeting, and the rights to propose items in the agenda of the meeting, provided the items are for legitimate business purposes.

IV.6 The minority stockholders shall have access to any and all information relating to matters which the management is accountable for. The minority shareholders shall be allowed to propose items in the agenda of stockholders' meeting with legitimate business purposes.

IV.7 Stockholders shall have the right to receive declared dividends subject to the procedures prescribed by the Board.

IV.8 The company shall be compelled to declare dividends when its retained earnings exceeds 100% of its paid-in capital stock, except :

a. when justified by definite corporate expansion projects or programs approved by the Board or,

b. when the Company is prohibited under any loan agreement with any financial institution or creditor, whether local or foreign, from declaring dividends without its consent, and such consent has not been secured; or

c. when it can be clearly shown that such retention is necessary under special circumstances obtaining in the Company, such as when there is a need for special reserve for probable contingencies.

IV.9 The stockholders shall have appraisal right under any of the following circumstances:

a. In case any amendment to the Articles of Incorporation has the effect of changing or restricting the rights of any stockholders or class of shares, or of authorizing preferences in any aspect superior to those of outstanding shares of any class, or of extending or reducing the term of corporate existence;

b. In case of sale, lease, exchange, transfer, mortgage, pledge or other disposition of all or substantially all of the corporate property and assets; and in case of merger or consolidation.

IV.10 It shall be the duty of the directors to promote stockholder rights, remove impediments to the exercise of stockholders' rights and allow possibilities to seek redress for violation of their rights. The directors shall envisage the exercise of stockholders' voting rights and the solution of problems through appropriate mechanisms. They shall be instrumental in removing excessive costs and other administrative or practical impediments to stockholders participating in meetings and/or voting in person. The directors shall pave the way for the electronic filing and distribution of stockholder information necessary to make informed and timely decisions subject to legal constraints.

V. COMPLIANCE AND MONITORING SYSTEM

V.1 Compliance Officer

V.1.1 The Chairman of the Board shall designate a Compliance Officer who shall hold the position of a Vice President or its equivalent and report to the Chairman, or to the Audit Committee, if so delegated by the Chairman. The Compliance Officer shall perform the following duties :

a. Monitor compliance with the provisions and requirements of this Manual;

b. Appear before the SEC when summoned on matters that need to be clarified by the SEC;

c. Determine violation/s of this Manual and recommend action for violation thereof to be reviewed and approved by the Board;

d. Issue a certification every January 30th of the year on the extent of the Company's compliance with this Manual for the completed year, explaining the reason for any deviation from the same, if any; and

e. Identify, monitor and report compliance risks.

V.1.2 The appointment of the Compliance Officer shall be immediately disclosed to the SEC on SEC Form 17-C. All correspondence related to his/her functions as such shall be addressed to said Officer.

V.2 Communication and Training Process

V.2.1 All Company directors and executives are tasked to ensure the thorough dissemination of this Manual to all employees and related third parties, and to likewise enjoin compliance in the process.

V.2.2 An adequate number of printed copies of this Manual must be reproduced and distributed to each department of the Company.

V.2.3 Funds shall be allocated by the Company for the purpose of conducting an orientation program or workshop to operationalize this Manual.

SUMMARY OF AMENDMENTS
(As approved by the Board of Directors of Meralco and filed with the SEC)

Amend. Number	Date	Particulars
1	Aug.25, 2003	Additions to the following sections of the Manual.

On Specific Duties & Functions of the Board (2.2):
- Adopt a professional development succession plan for senior officers (2.2.a)
- Provide written policies & strategic guidelines on major capital expenditures (2.2.b)
- Provide oversight with regard to enterprise risk management (2.2.e).

On Internal Control Responsibilities (2.3):
- Enumerate internal control and oversight responsibilities of the Board

On Board Committees (7.0)

Nomination - Screening shall include the evaluation of nominees' s directorship, membership and officership in other corporations or organizations (7.2.c)

Audit & Compliance duties include
- Review and approval of the internal audit plan (7.3.b)
- Evaluate the integrity & accuracy of the Company's financial report as derived from the financial management system (7.3.b)
- The Committee shall meet quarterly as often as may be necessary (7.3.d)

Finance Committee duties include
- Review, advise and recommend approval, decision or action on financial matters (7.5.c)

Risk Management Committee
- Composition of the committee (7.6.a)
- Enumerate the duties and responsibilities of the committee (7.6.b)

On External Auditor (10.0)
- The external auditor can present his views when he believes that certain statements

made in the Co.'s reports or information statements is incorrect or incomplete (10.6)

On Internal Auditor (11.0)
- A status report which summarizes the major audit recommendations, officers responsible and implementation dates shall be provided to the Audit Committee (11.5)

On Supply of Information (II)
- The Directors, either individually or as a group, in the performance of their duties may seek independent professional advice within the guidelines set by the Board (II.3).

On Compliance and Monitoring System (V)
- Communication and Training Process (V.2.1 to V.2.4)
- The Compliance officer will recommend action to be taken by the Board for violation of this manual.

On Applicability to Subsidiaries (VI)
- Defined subsidiaries to mean 51% of the capital stock is owned by the Company.

2	June 7, 2004	On Nomination Committee - The functions of the Nomination Committee was expanded to become Nomination and Governance Committee (7.2 & 7.2.d) On Disclosure and Transparency – The Company commits to be compliant with disclosure rules and regulations being issued by competent authorities specifically, but not limited to Sec. 4.2 of the Revised Disclosure Rules of the PSE.

THE MANILA ELECTRIC COMPANY'S

CODE OF ETHICS

FOREWORD

Our Company fully commits to an unwavering dedication to uphold the fundamental principles of fairness, honesty and integrity. We believe that a sound business ethics is an integral part in fostering further success for the benefit of all our stakeholders.

In ensuring that the esteemed values are preserved and promoted to all directors, officers and employees, Management sought the adoption of this Code of Ethics.

The rules of ethics contained herein are not really new. They have been a part of the life, tradition, culture and heritage of our Company during its 100 years of existence. They flow in the blood of every employee – *"bahagi ng ating buhay .... sa araw at gabi, baha man o bagyo".* However, the basic rules have been rewritten to reaffirm the corporate values and principles that we have lived for a century and to renew our commitment to uphold them with greater zeal as new challenges are being met in the work environment.

The spirit of it all remains the same as ever - - *service excellence with integrity beyond business!*

Everyone concerned is encouraged to translate this Code of Ethics into action by living and perfecting it in the daily work. By doing so, it shall become a legacy to our customers, our country, and the future.



CODE OF ETHICS

We
MANILA ELECTRIC COMPANY
its directors, officers and employees
with the support of our service providers
reaffirm our commitment to high standards of
ethics, good governance, competence and integrity
in pursuing our Company's mission and vision to serve
the best interest of our customers, stakeholders and country.

To meet the challenges in our new work environment and the growing needs of the public we serve, we shall observe the following rules to our level best, within and outside Company premises:

Rule 1

WE SERVE OUR CUSTOMERS
WITH DEDICATION, INTEGRITY AND LOYALTY.

1.1. As a public utility, the Company is committed to render adequate, reliable and efficient service at fair cost within its franchise area, with integrity and customer satisfaction at heart.

1.2. Work shall be accomplished within schedule, with high quality, and above minimum standards, through the efficient use of time and resources.

1.3. All laws, rules and regulations governing the business operations of the Company shall be complied with.

1.4. We shall continuously improve our processes to make them cost-effective and serve our customers better and faster, without expectation of reward or discrimination.

Rule 2

WE CHOOSE, DEVELOP AND REWARD
THE BEST PEOPLE TO SERVE.

2.1. The Board of Directors shall be composed of stockholders of probity, competence and experience, who possess the prescribed qualifications to manage the affairs of the Company, and are elected in accordance with law.

2.2. Employees, officers, consultants, contractors and other service providers are selected, engaged and compensated based on qualification, merit and performance.

2.3. All personnel and staffs are properly informed, trained and empowered to do their job well in the spirit of *malasakit* and teamwork.

Rule 3

WE MAINTAIN A SAFE WORKPLACE AND ENVIRONMENT.

3.1. The workplace and Company premises, facilities, installations, vehicles and equipment must be clean, safe, non-polluting and in proper working condition at all times.

3.2. All health, safety and environmental laws and regulations shall be complied with.

3.3. The Company shall provide its employees with adequate health, dental, and medical care and benefits.

3.4. The possession, use, distribution, or sale of illegal drugs or substances is strictly prohibited.

3.5. Any person under the influence of alcohol, or with detectable level of illegal drugs or substances, or acting violently is not allowed at the workplace or to perform Company business.

3.6. Smoking is allowed only in designated areas of the Company premises.

3.7. Any form of sexual harassment is strictly prohibited.

Rule 4

WE ESTABLISH FREE AND HONEST COMMUNICATION.

4.1. Corporate goals, objectives, strategies, standards, policies, rules and procedures are clearly defined and communicated to all persons concerned.

4.2. Employees are encouraged to actively participate in discussions and to raise any concerns or issues involving their work.

4.3. The Company shall establish open communication links with its customers, suppliers, contractors, regulators and other agencies of government.

Rule 5

WE RESPECT INDIVIDUAL AND COLLECTIVE RIGHTS.

5.1. All employees or applicants for employment shall be treated equally, fairly, and without discrimination on account of gender, religion, age, nationality, family status, disability, or any other illegal consideration.

5.2. The Company shall foster harmonious relations among its employees based on mutual understanding, trust and respect.

5.3. The privacy, personal property, and confidential information or record of employees shall be respected.

5.4. The right of employees and workers to self-organization shall not be violated.

Rule 6

WE PROTECT THE INTEREST OF SHAREHOLDERS AND INVESTORS.

6.1. The rights of shareholders and investors shall be respected, including their right to a fair return of investment.

6.2. They shall be provided with complete, accurate, material, and timely information regarding their investments, the management of the Company, its financial position, and the results of its operations.

6.3. Fiscal discipline shall be observed in the use and disbursement of Company funds, assets and resources.

6.4. The Company shall maintain complete and accurate books of accounts and records in accordance with the applicable provisions of law, Generally Accepted Accounting Principles (GAAP), and International Accounting Standards (IAS).

Rule 7

WE DEAL WITH SUPPLIERS AND CONTRACTORS BASED ON MUTUAL TRUST AND BENEFIT.

7.1. Contracts for the supply of goods and services shall be awarded to suppliers or contractors through competitive bidding or negotiation, whichever is more appropriate, based on value for money, technical qualification, financial capability, and track record of ensuring the best interest of the Company.

7.2. The process of evaluation of tenders and selection of suppliers or contractors shall be uniform, objective, fair and transparent.

7.3. Effective monitoring and control systems shall be established to detect and prevent fraud, misrepresentation, bribery, price fixing, bid rigging, or other malpractice, and to ensure proper fulfillment of contractual obligations.

7.4. The Company undertakes to pay suppliers and contractors in accordance with the agreed terms.

Rule 8

WE RESTRICT THE SOLICITATION OR ACCEPTANCE OF GIFTS.

8.1. The solicitation or acceptance of gifts in any form from a third person or entity, directly or indirectly, by any director, officer or employee of the Company in consideration of an act, omission, or transaction of the Company favorable to such third person is restricted.

8.2. A "gift" means a right or thing of value, like cash or cash equivalent, loan, fee, reward, commission, allowance, employment and travel.

8.3. The restriction shall not apply to: (a) a gift of nominal value voluntarily given by a third person or entity to a director, officer or employee of the Company, without any suggestion or solicitation, as a souvenir or out of courtesy; or (b) a gift given to the Company in support of its charitable projects for the benefit of the poor or the general public.

Rule 9

WE DEVELOP GOOD COMMUNITY RELATIONS.

9.1. The Company shall support health, educational, livelihood, social, or other charitable projects for the benefit of the communities where it operates.

9.2. The Company shall provide immediate assistance to victims of accidents arising from its operations, installations or facilities.

9.3. The Company shall furnish timely and adequate information, announcement or advice regarding incidents or business operations that affect the general public.

Rule 10

WE RESPECT CONFIDENTIAL AND PROPRIETARY RIGHTS.

10.1. Confidential, classified, restricted, or proprietary information of the Company shall not be accessed or disclosed to any person or entity without proper authority. This prohibition shall survive separation from the Company due to retirement, resignation, termination, expiration of term of office, or expiration or termination of contract, or any other cause.

10.2. The Company will not knowingly appropriate, infringe or make an unauthorized use of a valid trademark, patent, trade secret or proprietary technology belonging to another person.

10.3. Employees are not allowed in the performance of their duties to make use, install, or copy any computer software, program, design, or material protected by a registered trademark, patent, or license without proper written authority.

Rule 11

WE PROHIBIT CONFLICT OF INTEREST, INSIDER TRADING, CORRUPTION, AND OTHER ILLEGAL ACTS.

11.1. Any conflict of interest, unfair competition, disloyalty, breach of trust, insider trading, dishonesty, or any other act inimical to the interest of the Company is strictly prohibited.

11.2. Within one year after separation from service, any officer of the Company holding the position of Chief Executive Officer, Chief Operating Officer,

Treasurer, Chief Financial Officer, Comptroller, Chief Engineer, Senior Account Officer, and any other key officer or employee who had regular access to confidential, classified or restricted information shall not enter into or accept any employment, consultancy, management, or any form of service contract with any person, corporation, or entity that directly competes with the business of the Company.

11.3. Deceit, corruption, or any illegal act arising from or in connection with the performance of service to or in behalf of the Company shall be a ground for disciplinary and legal action.

Rule 12

WE INVESTIGATE AND DISCIPLINE VIOLATORS.

12.1. Any violation of this Code of Ethics shall be investigated and penalized, after due notice and hearing, under the pertinent provisions of the Manual of Corporate Governance, Company Code on Employee Discipline, or Safety Code of the Company.

12.2. Any administrative investigation or penalty imposed under the provisions of the Manual of Corporate Governance, Company Code on Employee Discipline, or Safety Code shall be independent of and without prejudice to any other legal action that may be instituted against the party concerned under existing law and regulations.

This Code shall take effect on 15 March 2003.

US SEC
File No. 82-3237

OSCAR L. GOMEZ
2001 JUN -8 PM 2:24

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *June 7, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P98.13 Billion (as of April 30, 2004)*

11. Item Number reported: *Item 4*

At the organizational meeting of the Board of Directors of Manila Electric Company (MERALCO) held today, the following persons were elected officers of the Company, each to the position indicated opposite his/her respective name:

Name		*Position*
Mr. Manuel M. Lopez	-	*Chairman of the Board and Chief Executive Officer (CEO)*
Mr. Felipe B. Alfonso	-	*Vice Chairman*
Mr. Jesus P. Francisco	-	*President and Chief Operating Officer (COO)*
Mr. Camilo D. Quiason	-	*Corporate Secretary and General Counsel*
Mr. Daniel D. Tagaza	-	*Senior Vice President/Comptroller/ Chief Finance Officer*
Mr. Ricardo V. Buencamino	-	*First Vice President*
Mr. Roberto R. Almazora	-	*Vice President*
Mr. Rafael L. Andrada	-	*Vice President, Treasurer, and OIC Information Disclosure Officer*
Mr. Jaime R. Camacho	-	*Vice President and Chief Information Officer (CIO)*
Mr. Elpi O. Cuna, Jr.	-	*Vice President*
Ms. Helen T. de Guzman	-	*Vice President/Corporate Auditor/ Compliance Officer*
Ms. Leonisa C. de la Llana	-	*Vice President*
Ms. Ivanna G. de la Peña	-	*Vice President*
Mr. Gil S. San Diego	-	*Vice President, Assistant Corporate Secretary, and Information Disclosure Officer*
Mr. Lucito L. Santos	-	*Vice President*
Mr. Antonio R. Valera	-	*Vice President and Assistant Comptroller*
Mr. Anthony V. Rosete	-	*Assistant Vice President and Assistant Corporate Secretary*
Mr. Manolo C. Fernando	-	*Assistant Vice President and Assistant Treasurer*
Mr. Alfonso Y. Lacap	-	*Senior Manager and Assistant Corporate Secretary*

Also at the said meeting, the following persons were designated members of the following Board Committees:

Executive Committee

Mr. Manuel M. Lopez	-	*Chairman*
Mr. Felipe B. Alfonso	-	*Member*
Mr. Jesus P. Francisco	-	*Member*
Mr. Washington Z. Sycip	-	*Member*

Mr. Cesar E.A. Virata	-	*Member*
Mr. Gil S. San Diego	-	*Secretariat*

Nomination and Governance Committee

Mr. Felipe B. Alfonso	-	*Chairman*
Mr. Winston F. Garcia	-	*Member*
Mr. Juan B. Santos	-	*Member*
Mr. Margarito B. Teves	-	*Member*
Mr. Edmundo M. Varona	-	*Member*
Ms. Leonisa C. de la Llana	-	*Secretariat*

Audit and Compliance Committee

Mr. Washington Z. Sycip	-	*Chairman*
Mr. Margarito B. Teves	-	*Member*
Mr. Edmundo M. Varona	-	*Member*
Mr. Emilio A. Vicens	-	*Member*
Mr. Cesar E.A. Virata	-	*Member*
Mr. Daniel D. Tagaza	-	*Secretariat*
Ms. Helen T. de Guzman	-	*Secretariat*

Compensation and Retirement Committee

Mr. Manuel M. Lopez	-	*Chairman*
Mr. Felipe B. Alfonso	-	*Member*
Mr. Juan B. Santos	-	*Member*
Mr. Edmundo M. Varona	-	*Member*
Ms. Leonisa C. de la Llana	-	*Secretariat*

Finance Committee

Mr. Cesar E.A. Virata	-	*Chairman*
Mr. Jesus P. Francisco	-	*Member*
Mr. Christian S. Monsod	-	*Member*
Mr. Margarito B. Teves	-	*Member*
Mr. Emilio A. Vicens	-	*Member*
Mr. Daniel D. Tagaza	-	*Ex-officio Member*
Mr. Rafael L. Andrada	-	*Secretariat*

Risk Management Committee

Mr. Emilio A. Vicens	-	*Chairman*
Mr. Jesus P. Francisco	-	*Member*
Mr. Winston F. Garcia	-	*Member*
Mr. Juan B. Santos	-	*Member*
Mr. Daniel D. Tagaza	-	*Secretariat*

Independent Board Review Committee

Mr. Margarito B. Teves	-	*Chairman*
Mr. Emilio A. Vicens	-	*Member*
Mr. Ricardo V. Buencamino	-	*Secretariat*

Strategic Planning Committee

Mr. Emilio A. Vicens	-	*Chairman*
Mr. Felipe B. Alfonso	-	*Member*
Mr. Christian S. Monsod	-	*Member*
Mr. Jesus P. Francisco	-	*Member*
Mr. Monico V. Jacob	-	*Consultant*
Ms. Leonisa C. de la Llana	-	*Secretariat*

The Independent Directors of the Company are:

1. *Mr. Winston F. Garcia*
2. *Mr. Juan B. Santos*
3. *Mr. Washington Z. Sycip*
4. *Mr. Margarito B. Teves*
5. *Mr. Edmuno M. Varona*
6. *Mr. Cesar E.A. Virata*

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: June 7, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *June 9, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P98.13 Billion (as of April 30, 2004)*

11. Item Number reported: *Item 9*

Please see attached Press Release (MERALCO ISSUES CLARIFICATION ON LATEST GRAM ORDER).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: June 9, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO

Press Release

REFER TO: E.O. CUNA TEL NO: 631-5557

June 9, 2004

MERALCO ISSUES CLARIFICATION ON LATEST GRAM ORDER

The Manila Electric Company today (June 9) clarified that the recently approved Generation Charge under the Generation Rate Adjustment Mechanism (GRAM) is not a Meralco rate increase. It is a mere recovery of generation cost that has accumulated but has not yet been passed on to Meralco customers. The power service provider added that prior approval from the Energy Regulatory Commission (ERC) is needed before these costs can be recovered from its customers.

The latest GRAM approval reflects the cost of generation for the November 2003 to January 2004 supply months. Meralco filed for an adjustment to recover the average generation cost for the said supply months which the company already paid to its suppliers. ERC subsequently granted a 13.27 centavo adjustment in the generation charge.

Meralco President and COO Jesus Francisco clarified, "The GRAM is a cost-recovery mechanism which allows utilities to file with the ERC for adjustments in the Generation Charge to cover fluctuations in the price of electricity sourced from the National Power Corporation (NPC) and Independent Power Producers (IPPs)."

The GRAM and its guidelines were promulgated by the ERC last February 2003. Despite the monthly volatility in generation costs, changes in the generation charge through the GRAM are effected only every three months.

Impact on residential customers by the adjustment was tempered, though, by the 3.09-centavo increase in the Power Act **Reduction** in June. This therefore brings down the 13.27-centavo adjustment to just a 10-centavo per kWh increase. The rate adjustment is even further trimmed down for lifeline customers (those with a monthly consumption of 100 kWh or below)

because of the lifeline discount which is also applied on the generation charge of these customers. Thus, residential customers within the first 50 kWh consumption bracket, which number to 540,133, will be subject to only an average increase of 4 centavos per kWh. Those in the next 51-70 kWh bracket numbering 281,808 will experience a 6-centavo per kWh increase while those in the 71-100 kWh bracket will have an 8-centavo per kWh increase. Commercial and industrial customers, will have to pay the full increase of 13.27 centavos per kWh plus corresponding franchise tax.

Among the factors influencing changes in generation costs are fuel prices, the peso-dollar exchange rate and changes in NPC's rates.

Francisco made the clarification in the midst of misconceptions among some sectors that Meralco earns from the GRAM, whereas the company in fact does not gain a single centavo from such rate adjustment. The Meralco official further stated, "The GRAM is really just a cost-recovery mechanism and revenue neutral in so far as Meralco is concerned."

He further stated that generation costs as far back as November 2003 will only be reflected in the bills of customers this June. After Meralco's GRAM filing, ERC has 45 days to decide on a new generation charge. "In fact, it is not even an immediate pass through cost," Meralco's President and COO averred.

******

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *June 9, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P98.13 Billion (as of April 30, 2004)*

11. Item Number reported: *Item 9*

Please see attached Press Release (MERALCO ASSURES COMPLETION OF PHASE III OF REFUND BY DECEMBER).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
~~Vice President~~ and
Assistant Corporate Secretary

Date: June 9, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

Meralco assures completion of Phase III of refund by December

Manila Electric Company (Meralco), a publicly listed electricity distribution firm, assured its residential customers that it will be able to complete Phase III of its refund program by the end of the year as ruled by the Energy Regulatory Commission (ERC).

"We will definitely honor the deadline given by the ERC. We are finding means to ensure that we pay out the refund of customers who fall under Phase III. These are the residential customers whose electricity consumption in April 2003 is more than 300 kWh per month," said Ms. Cheri Torres, Meralco Assistant Vice President and Refund Project Manager.

Phase III of the refund involves 850 thousand customers and a refund amount of Php 4.908 billion. Customers are given the choice of claiming their refund in cash or crediting the amount to their future Meralco billings.

According to Ms. Torres, Meralco has already processed close to 90% of residential and general services customers under Phases I-III. "We're right on schedule and we want to finish this based on the schedule ordered by the ERC so we can go on with the next and last phase, which involves our commercial and industrial customers."

Meralco is currently meeting with business groups to present its proposed refund scheme for Phase IV. For small commercial and industrial customers, the scheme is fixed credit to bills for 36 months. For the large commercial and industrial customers, Meralco is offering two (2) options. The first option is fixed credit to bills within a five-year period. The second option is for Meralco to issue non-interest bearing refund notes which are tradeable in the market for cash.

Though some groups are opposed to Meralco's proposed scheme, Ms. Torres pointed out that it will be the ERC who will decide on the payment scheme that would eventually be

implemented. Meralco is looking to submit its proposal to the ERC for the Phase IV refund scheme before July.

- o -

06/08/04

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *June 11, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P98.13 Billion (as of April 30, 2004)*

US SEC
File No. 82-3237

11. **Item Number reported:** *Item 9*

Please see attached Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

RAFAEL L. ANDRADA,
Vice President, Treasurer and OIC
Information Disclosure Officer

Date: June 11, 2004

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Meralco Statement

Meralco President Jesus P. Francisco said that the Company welcomes the promulgation of the Magna Carta in that it will state the rights and, hopefully, the obligations of residential electricity consumers. The Magna Carta will serve as a guide for both the distribution utility and the customer and will eliminate many causes of friction between the two.

Meralco, however, said that it has not yet received its official copy of the document. ERC's release issued yesterday, June 10, 2004, a copy of which is attached, announced the Magna Carta's approval and mentioned some of its important features. ERC's press release also stated that that **the refund of bill deposits and the exemption from the payment of meter deposits will be subject to guidelines still to be issued by the Commission.** It would be better to wait for the issuance of such guidelines rather than to speculate on its contents and its implications on the Company's finances.

***

RUSH

PRESS RELEASE

ERC promulgates magna carta for residential electricity consumers - no more meter deposits



The Energy Regulatory Commission (ERC) has finally approved the Magna Carta for Residential Electricity Consumers. The promulgation of the Magna Carta has long been awaited by consumers who will now granted new rights. Existing consumer rights were also simplifed.

Among these new rights of consumers are the exemption from payment of meter deposits and the refund of bill deposits as long as the said consumer pays his bill on or before its due date. These rights are, however, subject to certain Guidelines that the Commission will promulgate. At present, customers need to terminate their electric service first before they are able to recover their bill and meter deposits from their distribution utilities.

The Magna Carta also provides clear-cut policies on connection and disconnection of electric service, the sources of most complaints filed with the Commission.

Any customer who meets the requirements of the distribution utility (DU) shall have the right to electric service from the said DU. This is also available even if the previous occupant of the premises is in arrears with the DU as long as there is no collusion between the previous and present tenants.

The Magna Carta emphasizes that no disconnection shall be effected without prior notice. Despite due notice, the DU must still desist from disconnecting under any of the following circumstances:

(a) Beyond 3 PM from Mondays to Fridays
(b) Saturdays, Sundays & Holidays
(c) A permanent resident is sick and dependent on a life support service
(d) Funeral wake of a permanent resident
(e) Non-receipt of statement of account or notice of disconnection
(f) Single statement for several monthly bills
(g) Customer is not around (only for illegal use of electricity)

Customers are also protected from the inconvenience of disconnection even if their meters are allegedly defective or tampered. Meters found in either condition must immediately be replaced an accurate one. The DU cannot disconnect the said customer until the ERC testing shows that the meter is indeed tampered.

To further improve its service to its customers, a DU is now mandated to set up bulletin boards in its offices to post major announcements and documents affecting its consumers. Scheduled power interruptions must also be announced through print, mass or interactive media. If this is not available, bulletin boards must be set up in conspicuous places, preferably on roadsides or in front of the Provincial/Municipal/City Hall.

The Magna Carta also spells out the obligations of the residential electricity consumers. These include payment of its monthly bill within nine (9) days from receipt of said bill and allowing DUs access to its premises for purposes of inspection and maintenance of meter facilities, among others. Bill deposits will, likewise, reimposed if the customers after receiving their refund, default in the payment of their regular monthly bills.

ERC assures that the Magna Carta fairly treats both the consumers and the DUs despite its pro-consumer orientation. ERC Chairman Rodolfo B. Albano, Jr. clarified that "The Commission is conscious of its duty to balance the interests of distribution utilities with that of the consumers. This was given paramount consideration when the different provisions of the Magna Carta was drafted," ERC chairman Rodolfo B. Albano, Jr.

US SEC
File No. 82-3237

SALIENT FEATURES OF THE MAGNA CARTA

	SALIENT FEATURES	DETAILS
Art. 7	Refund of Bill Deposits	– Payment of bills on or before due date – 3 consecutive years – Subject to Guidelines to be promulgated by the Commission
Art. 8	Exemption from Payment of Meter Deposits	– Cost of meter is included in rate base for private utilities – Cost of meter to be included in the Reinvestment Fund – Subject to Guidelines to be promulgated by the Commission
Arts. 9, 11, 12	An accurate, ERC-tested and properly-installed meter	Meter is calibrated and sealed to as close as possible to the condition of zero error
Art. 13	Prompt investigation of complaints	– DU to inform consumer of its action – within 15 days from receipt of complaint
Art. 14	Refund of cash advances for extension of lines and additional facilities	– Consumer advances cost of extension and/or installation – DU to refund the cash advances at the option of the consumer thru: • Notes payable • Refund at the rate of 25% of gross revenues for the calendar year • Issuance of preferred shares, if available
Art. 15	Information on major announcements/documents and scheduled power interruptions	– Provide Bulletin Boards inside DU offices – Establish communications facilities (customer hotline, text messaging) – Scheduled power interruptions to be announced thru :

		• Media or • Bulletin Board in conspicuous places, preferably roadsides or in front of Provincial, City or Municipal Hall
Arts. 17 & 2(h)	Monthly bill	– Month is 28-31 days – Reading beyond the maximum period allowable if due to fortuitous event – Subsidy remains available to customer
Art. 18	Due Process before Disconnection	– Prior notice before disconnection – Grounds for disconnection: ➢ Non-payment of electric bills ➢ Illegal use of electricity ➢ Lawful orders of government agencies and/or the courts ➢ Public safety ➢ Request of registered customers based on justifiable reasons ➢ Allowing other end-users or persons to be connected to his electrical installation, whether for profit or not
Art. 19	Notice Prior to disconnection	48-hour notice for non-payment of regular bills
Art. 20	Suspension of Disconnection	– Beyond 3 PM (Mon-Fri) – Saturdays, Sundays & Holidays – Permanent resident is sick and dependent on a life support system (max of 2 months) – Funeral wake of a deceased permanent resident (max of 1 month or end of wake, whichever comes earlier) – Non-receipt of statement of

		account or notice of disconnection – Single statement for several monthly bills – Customer is not around (only for illegal use of electricity)
Art. 21	Tender of Payment	– DU is not obligated to accept tender of payment – If tender of payment is refused by DU – Desistance from disconnection – Consumer is given 24 hours to pay bills
Art. 22	Continuous electric service or no disconnection despite arrearages of previous tenant	– Previous tenant is in arrears – Premises is occupied by new tenant – no collusion between present and previous tenant
Art. 23	Reconnection of electricity within 24 hours	
Art. 25	Immediate replacement of meter after removal	– Present meter is allegedly defective or tampered – Present meter is removed – No disconnection until ERC test result confirming tampering
Art. 32	Pay monthly bill	Within 9 days from receipt
	Computations for:	
Art. 10	Overbilling (arising from fast meter)	Consumer to recover a maximum period of 6 months
Art. 33	Billing Adjustment (arising from slow meter due to a defect but without any evidence of tampering)	Consumer to pay: ➢ Maximum period of 3 months for conspicuous defect ➢ Maximum period of 6 months for inconspicuous defect
Art. 35	Differential Billing (arising from pilferage)	In accordance with RA 7832 and its IRR (Anti-Electricity Pilferage Law)

salient features/a:magna carta

RECEIVED
2005 JAN -7 A 8:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

COVER SHEET

2004 JUN 17 PM 4:33

US SEC
File No. 82-3237

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *June 17, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P98.13 Billion (as of April 30, 2004)*

11. Item Number reported: *Item 5 (Legal Proceedings)*

Please see attached copy of the Supreme Court En Banc Decision on G.R. No. 161113 (FREEDOM FROM DEBT COALITION, ET AL., versus ENERGY REGULATORY COMMISSION, ET AL.) which was received by our external legal counsel, Atty. Benjamin C. Santos, on June 16, 2004, which was relayed to the Issuer at 12:00 Noon, today, June 17, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: June 17, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF APRIL
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S.E.C. Registration No.

OSCAR L. GOMEZ
2004 AUG -2 PM 2:15

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

2004 AUG 2 PM 2 01

CENTRAL RECEIVING UNIT
Received by:

1. **Date of Report:** *July 30, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *₱98.4 Billion (as of May 31, 2004)*

US SEC
File No. 82-3237

11. Item Number reported: *Item 9 (Other Events)*

Please see attached PRESS RELEASE dated July 30, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

RAFAEL L. ANDRADA
Vice President & Treasurer

Date: July 30, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO

PRESS RELEASE

July 30, 2004

The Manila Electric Company, reacting to newspaper reports that the Court of Appeals has annulled the Energy Regulatory Commission's Order on the unbundling of its rates, today said that its "lifeline customers" will be the ones negatively affected by the decision.

According to Elpi O. Cuna, Meralco Vice President for Corporate Communication, Meralco has yet to receive the CA order but if this is true, it has no choice but to file a motion for reconsideration in the interest not only of the company but its lifeline customers as well.

"The CA decision will mostly affect our lifeline customers or those consuming within 100 kwh per month as they will lose the subsidy granted under the unbundling decision of the ERC and will therefore have to pay higher rates," Cuna said.

"At present these lifeline customers represents about one-third of our total number of customers. The ERC order provided graduated discounts to these lifeline customers, for example, those consuming within 50 kwh get a 50% discount in their monthly bills. With the CA decision, this subsidy will no longer be available and as such these poorer customers will have to pay more for their electricity," Cuna added.

The unbundling of charges of all electric utilities in the Philippines was in compliance with Section 36 of Republic Act 9136 or the Electric Power Industry Reform Act of 2001.

"We merely followed the law. As mandated by the EPIRA, we filed our petition for unbundling on December 26, 2001. The ERC decision on Meralco's unbundling came out on March 20, 2003 after almost a year and a half of extensive regulatory proceedings and public scrutiny, including the conduct of 55 public hearings participated in by 18 organizations and interested parties," Cuna said.

In an earlier statement, Meralco President and Chief Operating Officer Jesus Francisco said that if the decision is true, Meralco will be extremely disappointed because of the repercussions to the utility firm and the power industry.

"We have nothing to hide. All our transactions are aboveboard and our books have always been open to the public. We are a publicly listed company and our every move is closely watched and heavily regulated by government agencies," Mr. Francisco said.

###

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

OSCAR L. GOMEZ
2004 JUL -5 PM 4:17

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

2004 JUL 5 PM 4:08

1. **Date of Report:** *July 5, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P97.89 Billion (as of May 31, 2004)*

US SEC
File No. 82-3237

11. Item Number reported: *Item 9 (Other Events)*

Please see attached PRESS RELEASE.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: July 5, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO OSCAR L. GOMEZ **Press Release**

REFER TO **E.O. CUNA** TEL. NO. **631-5557**

The Manila Electric Company today said that if and when it is asked by the Supreme Court to comment or answer, it will ask for the dismissal of the petition filed by the National Association of Electricity Consumers (NAEC) before the high tribunal seeking to stop Meralco from implementing the order of the ERC allowing Meralco to recover the cost of power it had already advanced to the power producers for the consumers under the GRAM guidelines of the ERC.

Meralco Vice President and Head of Legal Atty. Gil San Diego said that there is no basis for NAEC to ask the Supreme Court to nullify the 13.27 centavo adjustment in the generation charges of Meralco on grounds of failure of publication in the newspaper of general circulation or absence of comments of the local government units.

Unlike a petition or application for a rate increase, the GRAM is a system adopted by the ERC where the distribution utilities recover the costs of power they have paid to power producers. The filing of the distribution utility of an application with the ERC before the distribution utility could effect the recovery is intended to give the ERC the opportunity to examine the amounts sought to be recovered and ensure that the recovery is in order.

San Diego said it is now part of an established process of paying the distribution utilities periodically for the amount it had advanced or the costs it had incurred for providing distribution utility services. "In short, the Distribution Utility pays the power producers up front and the Distribution Utility in turn collects the payment it advanced to the power producers for the consumers. But before the distribution utility is able to collect the amount it advanced, the ERC examines the amount that the DU seeks to recover to make sure the recovery is in order. The application under the GRAM is merely for the recovery of the payment the Distribution Utility already advanced to the power producers for the consumers. **It is not an application for a rate increase.** The application for a rate increase is the one which necessitates the publication of notice to any newspaper with general circulation and notices to the different local government units," San Diego asserts.

"Any adjustment under the GRAM is revenue-neutral insofar as Meralco is concerned. Absolutely none of the entire amount goes to Meralco. In fact, Meralco advances the payments for the electricity it sources from power producers and waits for three months to one year before recovering these generation costs from consumers," Meralco's Legal Head reiterated.

******

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
Fiscal Year Ending

LAST TUESDAY OF APRIL
Annual Meeting

SEC FORM 17-C
Form Type

PW-102
S.E.C. Registration No.

US SEC
File No. 82-3237

PSE #PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *July 7, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *₱97.89 Billion (as of May 31, 2004)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached PRESS RELEASE

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President and
Assistant Corporate Secretary

Date: July 7, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

MERALCO

Press Release

REFER TO **E.O. CUNA** TEL. NO. **631-5557**

SC HAS NO RULING ON INTEREST PAYMENTS FOR REFUND- MERALCO

The Manila Electric Company today said the motion filed by the National Association of Electricity Consumers for Reforms before the ERC requiring Meralco to pay interest on its ongoing refund has "absolutely no basis".

"The Supreme Court's order did not mention any provision for interest payments," explained Meralco Vice President for Corporate Communication Elpi Cuna, Jr. Cuna further stated that in the dispositive portion of the November 2002 decision, the Supreme Court directed that "...in accordance with the decision of the ERB dated February 16, 1998, the excess amount of P0.167 per kilowatthour starting with Meralco's billing cycle beginning February 1994 is ordered to be refunded to Meralco's customers or correspondingly credited in their favor for future consumption." "Thus according to the Supreme Court, the computation of the refund is straightforward, meaning 16.7 centavos multiplied by the kilowatthours (kWh) Meralco sold since February 1994. **The Supreme Court did not say 16.7 centavos plus interest,**" Cuna emphasized.

"We have been judiciously complying with the refund to our customers and to date we have refunded around 90 % of our customers. By the end of the year we expect to complete the refund to 98% of entitled customers," Cuna said.

Meralco's Communication Chief further stated that Nasecore seems to have its own interpretation of facts based on its own biased assumptions. " I am just wondering why Mr. Ilagan continues to press his attack against Meralco knowing fully well that we are balancing the refund with our financial viability. The refund has effectively wiped out our net income for 10 years. Is Mr. Ilagan suggesting that we be penalized further when in fact we have already suffered unjustly because of a sudden change in the rules of the game applied retroactively?" Cuna lamented.

"It seems Mr. Ilagan wants to enter in the electricity supply business that is why he has embarked on an obvious campaign to put Meralco in a bad light and ensure that it takes a financial beating because it is very obvious that all his petitions are meant to put a strain on Meralco's finances," Cuna said.

Prior to this latest motion before the ERC, Nasecore also petitioned the Supreme Court to disallow Meralco from implementing the 13.27 centavo GRAM adjustment. The GRAM is a cost recovery mechanism adopted by the ERC to allow distribution units like Meralco to adjust its generation charges based on payments it has advanced for power it has procured from NPC and the other power producers. "If Mr. Ilagan is really for the consumer, why is he so silent on the proposed NPC rate increase that would increase NPC rates in Luzon by around P2.00 per kWh?", Cuna concluded.

****

ortigas avenue, pasig city, philippines 0300 tel. no. 631-5557 • 632-8603 fax no. 632-8501 e-mail eocuna@meralco.com.ph
www.meralco.com.ph

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *July 26, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P97.89 Billion (as of May 31, 2004)*

11. **Item Number reported:** *Item 9 (Other Events)*

Please see attached PRESS RELEASE.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: July 26, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO

Press Release

REFER TO E.O. CUNA TEL. NO. 631-5557

July 26, 2004

The Manila Electric Company today (July 26) disclosed its first half financial performance for 2004 to the Securities and Exchange Commission where the Company posted a net income of P1.4 billion driven by 3.8% increase in sales volume growth.

This represents an annualized Return on Rate Base (RORB) of 6.9% after tax. Despite achieving this level of net income, the company continues to be burdened by refund payments to customers.

"At its face value the reported net income of P1.4B is a pittance compared to our financial obligations. This also includes the heavy burden the ongoing refund has on our financial position," said Meralco VP for Corporate Communication Elpi O. Cuna, Jr.

Estimated cash outlay for customer refunds for the remainder of the year is at P2.4B and about P4.7B in 2005.

Meralco is also in the midst of finalizing a refinancing plan which will enable the utility company to manage its debt obligations for the next two years. Its debt stands at P24.2B as of June 30, 2004. Of this amount, around P8.7B is due in the second half of the year, including short term debt amounting to P4.8B.

Meralco's communication chief also stressed that aside from its financial obligations and the refund payments, the company has to contend with its capital expenditure program

For this year alone the company is expected to spend around P5.75B for its capex.

"Our capital expenditure program is of primordial importance since this will ensure that our company will be able to provide the level of service expected by our customers," Cuna said.

During the period from 1994 to 2002, Meralco invested P60B in plant and equipment to keep up with the growth in customers and demand.

Meralco's net income for the same period of about P 29 billion, however, was wiped out by the retroactive rate rollback ordered by the Supreme Court.

In its first semester report Meralco said that the commercial sector posted the highest growth rate at 5 percent over the same period last year, logging 4,226.98 million kWh followed by the residential class with 4,369.58 M kWh for a 4 percent growth.

The industrial sector showed a 2.3 percent rise at 3,360.87 M kWh. Streetlights, however, dipped to 5.8 percent at 69.13 M kWh.

****

ortigas avenue, pasig city, philippines 0300 tel. no. 631-5557 • 632-8603 fax no. 632-8501 e-mail eocuna@meralco.com.ph
www.meralco.com.ph

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *July 27, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	604,443,401
Class "B"	402,991,906
Total	1,007,435,307

Amount of Debt Outstanding: *P97.89 Billion (as of May 31, 2004)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of invitation to a "TELECONFERENCE PRESENTATION OF THE SECOND QUARTER 2004 OPERATING RESULTS" to be held on July 29, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: July 27, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Manila Electric Company (MERALCO) will be announcing its 2004 2nd Quarter results on July 29, 2004. In connection with this, Meralco will be conducting an Investors' Briefing on the same day at 2:00 PM. This will be held at the:

BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas avenue, Pasig City

Meralco has also arranged for a simultaneous Conference Call facility. Details for the Conference Call are as follows:

Conference Call Number +852 2112 1333
Passcode : MERALCO

Those who wish to attend are requested to full up the appropriate form (please see attached forms) and send through fax at:

Meralco Fax: + 632 631 5591

MERALCO

YOU ARE INVITED
TO A TELECONFERENCE PRESENTATION
ON THE 2nd Qtr. 2004 OPERATING RESULTS

THURSDAY, July 29, 2004
2:00 PM (Manila Time)

Conference Call Number*
+852 2112-1333 Passcode: MERALCO

* Please call at least five (5) minutes before the scheduled time.

Instant Replay Number**
+852 2112-1000 Passcode: MERALCO

**Available until August 2, 2004

Please confirm your participation by faxing this page with the following data to +632 631-5591 on or before July 29, 2004. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

MERALCO

YOU ARE INVITED TO A PRESENTATION ON THE 2nd Qtr. 2004 OPERATING RESULTS

Thursday, July 29, 2004
2:00 PM

at the
BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before July 29, 2004. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *July 30, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P98.4 Billion (as of May 31, 2004)*

11. Item Number reported: *Item 5 and 9*

Item 5. Legal Proceedings

Kindly be advised that the Company as of this writing has not received an official copy of the Court of Appeals decision referred to in the news article in today's issue of the Business World (Internet Edition). However, attached is the Company's official statement on the matter.

Item 9. Other Events

Please be informed that the "TELECONFERENCE PRESENTATION OF THE SECOND QUARTER 2004 OPERATING RESULTS" scheduled yesterday, July 29, 2004, was postponed until further notice.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

RAFAEL L. ANDRADA
Vice President, Treasurer and OIC Information Disclosure Officer

Date: July 30, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO

OSCAR L. GOMEZ

2004 JUL 30 AM 10: 18

Press Release

REFER TO **E.O. CUNA** TEL. NO. **631-5557**

July 29, 2004

The Manila Electric Company today said that it has yet to receive an alleged order from the Court of Appeals disallowing Meralco from unbundling its rates.

Meralco President Jesus P. Francisco said Meralco cannot as of the moment issue a categorical statement pending receipt of the decision (if any).

Francisco, however stated that in case there is some truth to the alleged order, then Meralco will be extremely disappointed because of the repercussions to the utility firm and the power industry.

"We have nothing to hide. All our transactions are aboveboard and our books have always been open to the public. We are a publicly listed company and our every move is closely watched and heavily regulated by government agencies," Mr. Francisco said.

Francisco said Meralco implemented the unbundling of its charges starting with its June 2003 billing in compliance with the May 30, 2003 order of the Energy Regulatory Commission (ERC).

"Part of the ERC's order provides graduated discounts to residential consumers consuming within 100 kwhs per month which the commission considers as lifeline users. They represent about one-third of our total customers. These marginalized consumers will be the ones negatively affected if indeed there is such an order ", Francisco said.

"We hope that the case was simply remanded to the ERC where we can further substantiate what we were granted", he added.

The unbundling of charges of all electric utilities in the Philippines is in compliance with Section 36 of Republic Act 9136 or the Electric Power Industry Reform Act of 2001.

****

ortigas avenue, pasig city, philippines 0300 **tel. no.** 631-5557 • 632-8603 **fax no.** 632-8501 **e-mail** eocuna@meralco.com.ph

www.meralco.com.ph

US SEC
File No. 82-3237

OSCAR L. GOMEZ
2007 JUL 30 PM 2:44

MERALCO

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *July 30, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	604,443,401
Class "B"	402,991,906
Total	1,007,435,307

Amount of Debt Outstanding: *P98.4 Billion (as of May 31, 2004)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of invitation to the "TELECONFERENCE PRESENTATION OF THE SECOND QUARTER 2004 OPERATING RESULTS" to be held on August 2, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: July 30, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Manila Electric Company (MERALCO) has rescheduled its 2004 2nd Quarter results on August 2, 2004 at 10:30 AM. This will be held at the:

BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas avenue, Pasig City

Meralco has also arranged for a simultaneous Conference Call facility. Details for the Conference Call are as follows:

Conference Call Number +852 2112 1333
Passcode : MERALCO

Those who wish to attend are requested to full up the appropriate form (please see attached forms) and send through fax at:

Meralco Fax: + 632 631 5591

MERALCO

YOU ARE INVITED
TO A TELECONFERENCE PRESENTATION
ON THE 2nd Qtr. 2004 OPERATING RESULTS

MONDAY, AUGUST 2, 2004
10:30:00 PM (Manila Time)

Conference Call Number*
+852 2112-1333 Passcode: MERALCO

* Please call at least five (5) minutes before the scheduled time.

Instant Replay Number**
+852 2112-1000 Passcode: MERALCO

**Available until August 4, 2004

Please confirm your participation by faxing this page with the following data to +632 631-5591 on or before July 30, 2004. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

MERALCO

YOU ARE INVITED
TO A PRESENTATION
ON THE 2nd Qtr. 2004 OPERATING RESULTS

Monday, August 2, 2004
10:30 AM

at the
BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before July 30, 2004. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *August 4, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P98.4 Billion (as of June 30, 2004)*

US SEC
File No. 82-3237

11. Item Number reported: *Item 5 (Legal Proceedings)*

Please see attached copy of the Court of Appeals (Fifteenth Division) Decision on CA-G.R. SP NO. 77559 (Mr. Genaro Lualhati et al vs. Manila Electric Company).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

RAFAEL L. ANDRADA
Vice President, Treasurer and OIC Information Disclosure Officer

Date: August 4, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

11. Item Number reported: *Item 4 (Resignation/Election of Registrant's Director)*

At the regular meeting of the Board held today, August 23, 2004, Mr. Francisco L. Viray was elected Director of the Company, vice Mr. Edmundo M. Varona.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: August 23, 2004

cc: *Disclosure Department*
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *August 25, 2004*
2. SEC Identification Number: *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P100.06 Billion (as of July 31, 2004)*

11. Item Number reported: *Item 5 (Legal Proceedings)*

Please see attached copy of Energy Regulatory Commission (ERC) Decision on ERC Case No. 2004-205 entitled "In the Matter of the Application for the Recovery of the Independent Power Producer Costs Under the Generation Rate Adjustment Mechanism" filed by MERALCO.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

RAFAEL L. ANDRADA
Vice President, Treasurer and OIC Information Disclosure Officer

Date: August 25, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

1PM

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE APPLICATION FOR THE RECOVERY OF THE INDEPENDENT POWER PRODUCER COSTS UNDER THE GENERATION RATE ADJUSTMENT MECHANISM (GRAM)

ERC CASE NO. 2004-205

MANILA ELECTRIC COMPANY (MERALCO),

Applicant.

x - x

ORDER

On July 9, 2004, applicant Manila Electric Company (MERALCO) filed an "Application" for recovery of the Independent Power Producer (IPP) Costs under the Generation Rate Adjustment Mechanism (GRAM) praying that its proposed generation charge of **P3.4950/kWh** be approved for implementation.

In the said application, MERALCO alleged that it is filing the instant application in compliance with the directive of the Commission in its Order dated March 20, 2003 in ERC Case Nos. 2001-646 and 2001-900 which directed it to discontinue charging the Purchased Power Adjustment (PPA) upon the effectivity of the approved unbundled rates and to reflect the change in the cost of power purchased as deferred charges or credits to be recovered through the GRAM; that the Commission in its Order dated June 2, 2004 has approved its generation charge of P3.3213/kWh inclusive of the deferred PPA component of P0.1834/kWh recoverable from its customers effective immediately; that consistent with Republic Act No. 9136 and the Implementing Rules of the GRAM, it has recalculated its proposed generation charge aimed at updating the generation charge from **P3.3213/kWh** to **P3.4950/kWh**; and that the said generation charge is inclusive of the following: a) the P0.0677/kWh reduction in the Generation Cost from the base rate in the current generation charge of P3.3444/kwh to the new base rate of P3.2767/kwh covering the test period from February to May 2004; b) the computed Deferred Accounting Adjustment (DAA) of P0.0349/kWh; and c) the deferred PPA in the amount of P0.1834/kWh authorized in the Commission's Order dated June 2, 2004 under ERC Case No. 2004-112

DISCUSSION

MERALCO's proposed generation rate of **P3.4950/kWh** is computed as follows:

	(P/kWh)
Base Rate, Exclusive of DAA & Deferred PPA, Per 2nd GRAM	3.3444
Decremental Generation Cost, Average for the Test Period	(0.0677)
Deferred Accounting Adjustments	0.0349
Deferred PPA	0.1834
Proposed Generation Cost Effective September 2004	**3.4950**

In evaluating the instant application, the Commission took into consideration the following factors: a) Base Rate; b) Deferred Accounting Adjustment (DAA); and c) Deferred Purchased Power Adjustment (PPA).

A. Base Rate

The P3.3444 base rate is the average generation cost per kWh approved in MERALCO's 2nd GRAM application excluding the adjustments for DAA and deferred PPA which was carried forward in the 3rd GRAM application.

Relative to the instant application, MERALCO's base rate was decreased by P0.0677 in the form of a Decremental Generation Cost as a result of its updating to current level.

MERALCO submitted billings from the National Power Corporation (NPC), Quezon Power Philippines, Ltd. (QPPL), First Gas, Duracom and Philpodeco for the test period February to May 2004 to determine the average generation cost. A verification conducted by the Commission disclosed that said submissions were in order. Accordingly, the average Decremental Generation Cost for the test period February to May 2004 was computed as follows:

Average Generation Costs for February to May 2004	3.2767
Less: Base Rate	3.3444
Decremental Generation Cost for February to May 2004	(0.0677)

Consequently, the average Net Generation Cost per kWh purchased for the said period is equivalent to **P3.2767**.

B. Deferred Accounting Adjustments (DAA)

The DAA is computed by taking into consideration the cumulative balance for both under/over recoveries and the corresponding carrying charges thereon.

The Commission updated the recoveries in the generation cost covering the test period February to May 2004 as well as the carrying charge portion of the previous GRAM DAA already refunded to the customers for the same test period. However, in the instant application, MERALCO failed to incorporate said adjustment in its carrying charge.

The DAA will be amortized over four (4) months in accordance with the policy that the period for its amortization should cover the same length of time used in the test period.

C. Deferred Purchased Power Adjustment (PPA)

MERALCO proposed a deferred PPA in the amount of P0.1834/kWh which is the same amount approved by the Commission in its 2nd GRAM application.

WHEREFORE, the foregoing premises considered and finding applicant Manila Electric Company's (MERALCO) submissions in order, the Commission hereby **APPROVES** MERALCO's revised Generation Rate of **P3.4950/kWh** effective September 2004. MERALCO is directed to submit monthly monitoring reports on its DAA Charges and Deferred PPA.

SO ORDERED.

Pasig City, August 20, 2004.

RODOLFO B. ALBANO, JR
Chairman

OLIVER B. BUTALID
Commissioner

JESUS N. ALCORDO
Commissioner

Copy furnished:

1. ATTYS. JOSE RONALD VALLES & CORNELIO MANUEL III C. DICCION
   Counsel for Applicant
   Manila Electric Company (MERALCO)
   8th Floor, Lopez Building,
   Ortigas Avenue, Pasig City

2. Office of the Solicitor General
   134 Amorsolo St., Legaspi Village,
   Makati city

3. House Committee on Energy
   Batasan Hills, Quezon City

4. Senate Committee on Energy
   GSIS Building, Roxas Blvd.,
   Pasay City

5. The Regulatory Operations Service (ROS), ERC

6. The Consumer Affairs Service (CAS), ERC

7. Ms. Helen B. Arias
   Consumer Welfare and Promotion Office
   Department of Energy (DOE)
   Energy Center, Merritt Road,
   Fort Bonifacio, Taguig

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *August 25, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P100.06 Billion (as of July 31, 2004)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of Press Release (MERALCO CLARIFIES ERC's APPROVAL OF 17 CENTAVO RATE ADJUSTMENT - ASSERTS THAT GRAM IS NOT A MERALCO INCREASE).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: August 25, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO

OSCAR L. GOMEZ

Press Release

REFER TO E.O. CUNA TEL NO. 631-5557

August 25, 2004

MERALCO CLARIFIES ERC'S APPROVAL OF 17 CENTAVO RATE ADJUSTMENT
ASSERTS THAT GRAM IS NOT A MERALCO INCREASE

The Manila Electric Company today (Aug. 25) clarified that the Third Generation Rate Adjustment Mechanism (GRAM) which the ERC approved is not a Meralco rate increase.

"We would like to clarify that the GRAM is not a Meralco rate increase but a rate adjustment mechanism in which distribution utilities are allowed to file with the Energy Regulatory Commission rate adjustments to cover fluctuations in the price of electricity it buys from the National Power Corporation and Independent Power Producers", said Meralco Vice- President for Corporate Communication Elpi Cuna, Jr.

"I would like to reiterate that this is not a Meralco rate hike and that the 17 centavos adjustment approved by the ERC through the GRAM is to recover the average generation cost for the February to May 2004 supply months which we already paid in advance to our suppliers ", Cuna reiterated. Cuna also said that since Meralco has to pay its suppliers on a monthly basis, the power company already advanced the difference.

This recent GRAM filing reflects the cost of generation for the February to May 2004 supply months. Despite the monthly volatility in generation costs, changes in the generation charge via the GRAM are effected only every three months at the least.

" I also would like to inform the public that this is really just a cost-recovery mechanism and revenue neutral in so far as Meralco is concerned. We don't gain a single centavo from it and absolutely nothing goes to Meralco's pocket". "In fact, we have to advance the payment to the genco's before we can recover the cost", Cuna said.

Cuna added that the cost of generation changes depending on many factors such as cost of fuel, peso-dollar exchange rate, changes in NPC's rate, all of which are beyond the control of Meralco.

"We have seen the rise in the cost of fuel in the world market and this may be a major factor in the increase in the cost of generation", Cuna averred.

But not all adjustments under the GRAM represent an upward spike. It will be recalled that in January (2004) this year, Meralco filed a petition before the ERC to lower its generation charge citing lower generation costs. The lower rates were enjoyed by its consumers from February to May this year.

****

US SEC
File No. 82-3237

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *September 6 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P100.06 Billion (as of July 31, 2004)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of Press Release (MERALCO FILES PHASE IV PROPOSAL TO ERC).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

RAFAEL L. ANDRADA
Vice President, Treasurer and OIC, Information Disclosure Officer

Date: September 6, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO

Press Release

REFER TO: E.O. CUNA TEL. NO. 631-5557

September 6, 2004

MERALCO FILES PHASE IV PROPOSAL TO ERC

The Manila Electric Company filed last Friday, September 3, before the Energy Regulatory Commission (ERC) its proposed guidelines and procedure of its refund for Phase IV. Phase IV refund is for commercial and industrial customers including other non-residential and general service customers. It is divided into two phases.

"Phase IV-A covers small commercial and industrial customers, flat streetlights and government hospitals and metered streetlights with contracted demand of less than 40 kW. The refund mode is fixed monthly credit to bill starting January 2005 up to December 2007. The fixed amount, equivalent to the customer's gross refund amount (GRA) divided by 36, will be deducted from the customer's monthly bill for 36 months. This translates to an average of 42-¢ per kWh deduction in the customer's monthly bill for the duration of the refund. The refund coverage, gross refund kWh and GRA will be reflected in the customer's January 2005 bill," said Meralco Sr. Assistant Vice President and Refund Management Task Force Head Leonardo Mabale.

Mabale also said that for those with terminated contracts under Phase IV-A, the proposal for the refund is to start in November 2007. The refund mode is cash or check.

On the other hand, Mabale said that the refund for Phase IV-B, or medium and up commercial and industrial customers and government hospitals and metered streetlights with contracted demand greater than or equal to 40 kW will commence in July 2005. This was originally targeted to start in May 2005, but because of the need to have more time to process the refund notes, once it is approved by ERC, Meralco moved it back July 2005. Mabale appealed, "We hope the business groups understand the situation."

The refund mode is fixed credit to bills, similar to customers under Phase IV-A, except that the duration is 63 months starting in July 2005 and ending in September 2010. This translates to an average of 21-¢ per kWh deduction in the customer's monthly bill for 63 months.

Customers covered by Phase IV-B and not in arrears for 90 days or more will be given the option to receive non-interest bearing Refund Notes. The refund notes will mature every quarter for 21 quarters (equivalent to 63 months). The customer may

encash the maturing portion (GRA divided by 21 quarters) of the Refund Note at the end of every quarter from Meralco's paying agent.

The Refund Note has a liquidity feature that allows the customer to generate additional funds to meet current obligations or expand business. A customer can have his Refund Notes traded at the Philippine Fixed Income Exchange or rediscounted at commercial banks.

Those with terminated contracts under this group will have the option to receive Refund Notes with the same features as those offered to active services or to receive a refund check in January 2008.

In a related development, Meralco Vice President for Corporate Communication Elpi Cuna, Jr. said, "As of the end of August, Meralco has already processed the refunds to a total of 4.72 million customers or 91 % of those entitled to the refund. Phase III refund is still on-going and is scheduled to be completed by the end of this year."

****

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

LETTER TO CORPORATION FINANCE DEPARTMENT
(Form Type)

PW-102
(S. E. C. Registration No.)

MERALCO
ORTIGAS AVENUE, PASIG CITY
0300 PHILIPPINES

September 6, 2004

Atty. Justina F. Callangan
Director, Corporation Finance Department
Securities and Exchange Commission
SEC Building, EDSA, Greenhills
Mandaluyong City

Dear Ms. Callangan:

Hereunder is a list of rate-related cases pending with the Energy Regulatory Commission (ERC), the Court of Appeals (CA), and the Supreme Court (SC) as of August 31, 2004:

A. Energy Regulatory Commission

Case No. & Title	Nature	Status
1. ERC Case No. 2000-168		
In the Matter of the Application for Special Discount to qualified Industrial Customers (IS Riders).	Meralco seeks approval to implement discount to qualified Industrial Consumers.	ERC issued a provisional authority to implement discount. Meralco has presented evidence. Application is for final approval.
2. ERC Case No. 2003-359		
In the Matter of the Application for Approval of Special Program to Enhance Electricity Demand (SPEED).	Meralco seeks approval of SPEED rates.	ERC issued a provisional authority to implement SPEED rates. Meralco has presented evidence. Application is for final approval.
3. ERC Case No. 2004-109		
In the Matter of the Joint Application for the Approval of the Settlement Agreement between Manila Electric Company and National Power Corporation, with Prayer for Provisional Authority.	MERALCO and NPC seek the approval of their settlement agreement involving NPC generation cost in the amount of ₱20.05 billion.	Pre-hearing held. For hearing proper.

Case No. & Title	Nature	Status
4. ERC Case No. 2004-74		
In the Matter of the Application for Approval of the Amendments of the Power Purchase Agreements between (a) First Gas Power Corporation (Sta. Rita) and Manila Electric Company, and (b) FGP Corporation (San Lorenzo) and Manila Electric Company, with prayer for provisional authority.	Meralco seeks approval of the Amendments to its Power Purchase Agreements with First Gas Power Corporation and FGP Corporation, which will result in a reduction of rates.	Hearings are going on for presentation of evidence.
5. ERC Case NO. 2003-434		
In the Matter of the Application for Approval of the Amendment of the Power Supply Agreement, as Amended, for the Purchase of Electric Power and Energy by Applicant from DURACOM MOBILE POWER CORPORATION with Prayer for Urgent Issuance of Ex-Parte Provisional Authority	Meralco seeks approval of the Amendment/Supplement to Power Supply Agreement.	ERC granted provisional authority to implement amendment. For final approval.
6. ERC Case No. 2001-383		
In the Matter of the Application for Approval of Rate Schedule to Implement the NPC Rate Reduction under ERB Case No. 97-02.	Meralco seeks approval of Transmission Line Cost of Quezon Power Phils. Ltd. (QPPL).	Meralco has submitted all documents required by ERC for evaluation of the transmission line costs being charged by QPPL. ERC is awaiting the submission of certain documents by QPPL, after which the case will be submitted for decision.

B. Court of Appeals

Case No. & Title	Nature	Status
1. CA-G.R. SP No. 77559		
Lualhati, et al. Vs. Meralco	Petition for Review questioning ERC's approval of Meralco's unbundling of rates in the consolidated ERC Case 2001-646 and ERC	In a decision dated 22 July 2004, the CA set aside ERC's decision approving the unbundled rate schedule, and remanded the case to ERC

	Case 2001-900.	for further hearing and for COA to conduct audit. ERC and Meralco filed their respective motions for reconsideration.

2. CA Case No. SP-74290

Sen. Juan Ponce Enrile, et al. vs. Hon. Alfredo C. Flores and Meralco	Petition for Certiorari to annul RTC Orders dated August 8 and October 3, 2002 in SCA No. 2298 which denied the application for preliminary injunction to stop collection of Purchased Power Adjustment (PPA) and Fuel and Purchased Power Cost Adjustment (FPCA), and to declare null and void Sec. 34 of EPIRA (RA 9136) for being unconstitutional.	All pleadings filed. Case for decision.

C. Supreme Court

Case No. & Title	Nature	Status
1. G.R. No. 161113		
Freedom from Debt Coalition (FDC), et al. Vs. Energy Regulatory Commission (ERC) and Meralco	Petition for Certiorari questioning the provisional authority (PA) granted by the ERC to Meralco to collect 12 centavos per kWh in ERC Case No. 2003-480 wherein Meralco seeks a rate increase of 13.58 centavos per kWh.	The Supreme Court declared void and set aside the provisional authority granted by ERC to Meralco to collect 12 centavos per kWh. Meralco and ERC filed their respective motions for reconsideration which are still pending resolution by the Supreme Court.
2. G.R. No. 163935		
National Association of Electricity Consumers for Reforms, Inc. (NASECORE) vs. Meralco	Petition for Certiorari questioning the ERC's approval of revised generation charge of 3.3213 centavos per kWh under the GRAM in ERC Case No. 2004-112. The revised generation charge represents actual generation cost for the period November 2003 to January 2004.	Meralco has filed its Comment on the petition. Pending further action or resolution by the Supreme Court.

We are furnishing this information to keep the Securities and Exchange Commission (SEC), Philippine Stock Exchange (PSE), investors, and other stakeholders abreast with the status of such cases which may have significant impact on the Company's finances.

Very truly yours,

G. S. SAN DIEGO
Vice President &
Assistant Corporate Secretary

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC 2
File No. 82-3237

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of Press Release (MERALCO CHAIRMAN DENIES LOPEZ FAMILY TO DISPOSE MERALCO SHARES).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant CorporateSecretary and Information Disclosure Officer

Date: September 23, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

US SEC
File No. 82-3237

MERALCO

Press Release

REFER TO E.O. CUNA TEL NO. 631-5557

September 23, 2004

MERALCO CHAIRMAN DENIES LOPEZ FAMILY TO DISPOSE MERALCO SHARES

The management of the Manila Electric Company (Meralco) headed by its Chairman and CEO Manuel M. Lopez today (Sept. 23) denied a report that the Lopez family is contemplating of disposing its Meralco shares.

In a press statement Mr. Lopez said that he remains committed in steering the power utility to the direction that is to the best interest of both its stakeholders and the consumers. "On behalf of the Lopez family, we remain steadfast in our commitment to ensure that Meralco will be able to respond to the needs of the people we serve. That commitment will never waver," Lopez said.

Although the company is saddened by the latest court rulings against Meralco which have affected its financial situation, the Meralco Chairman said that these events are not enough to make Meralco deviate from its mission of providing its customers efficient, adequate and reliable electric service at reasonable cost.

He also clarified that although it is true that he made a trip to Spain recently, it was merely to apprise their foreign partner (Union Fenosa of Spain) on the company's overall situation. "Just like any other company, Meralco does this on a regular basis," Lopez said.

ortigas avenue, pasig city, philippines 0300 **tel. no.** 631-5557 • 632-8603 **fax no.** 632-8501 **e-mail** eocuna@meralco.com.ph

"I would like to dispel all speculation that I am wavering on my commitment to serve Meralco. In fact I would like to assure our stakeholders and customers that I remain committed in serving them to the best of my ability. A covenant that I have embraced since taking on the helm of this company," Lopez averred.

*****

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *October 11, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P98.5 Billion (as of August 31, 2004)*

11. Item Number reported: *Item 9 (Other Events)*

Please see attached copy of Press Release (MERALCO TO COMPLY WITH ERC ORDER ON CROSS-SUBSIDY REMOVAL PROVIDED FOR BY EPIRA).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: October 11, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

MERALCO

Press Release

REFER TO E.O. CUNA TEL NO. 631-5557

October 11, 2004

Meralco to comply with ERC Order on cross-subsidy removal Provided for by EPIRA

The Manila Electric Company (Meralco) today said that it is awaiting the formal Order from the Energy Regulatory Commission (ERC) on the removal of inter-class subsidy. Meralco Vice President for Communication Elpi O. Cuna, Jr. said, "Meralco will comply once it has received the formal Order from ERC ruling the removal of inter-class subsidy."

Under the existing set-up, residential customers are being subsidized by commercial and industrial customers. This means that the commercial and industrial customers are paying more than their actual costs.

According to an ERC press release, the removal of the cross-subsidy will be divided into two phases. The first phase, which is said to be implemented this October, will correspond to a 40 percent removal of the subsidies. The second phase, which is set in October 2005, will effect the removal of the remaining 60 percent.

The phaseout of the said inter-class subsidy is mandated under Section 74 of Republic Act 9136 or the Electric Power Industry Reform Act (EPIRA). This development is aimed primarily at correcting prevailing distortions in the country's electricity rates. This will likewise address the long-standing clamor of industries, especially the Semiconductor and Electronics Industry in the Philippines Inc. (SEIPI), to have the true cost of electricity reflected. A number of these industries have already threatened to shift their investments abroad should they be made to continue shouldering the power costs of other customers. Should such a threat be carried out, many Filipinos would be left without jobs.

ERC chairman Rodolfo B. Albano said, "The removal (of inter-class subsidy) will make commercial and industrial customers more competitive...Export-oriented industries will be able to expand capacities and generate more jobs in the process. Dollar inflows will also be increased and will contribute to a healthier economy."

Cuna stressed, "The lifeline rates being enjoyed by 1.4 million of Meralco's customers will not be wiped out along with the phaseout of the inter-class subsidy." Lifeline rates are the discounted power rates being charged to customers consuming 100 kilowatthours or below in a month. Such discounts given to marginalized customers can reach as high as 50 percent. Meralco's communication chief added, "In so far as Meralco is concerned, this removal of inter-class subsidy is revenue neutral."

ortigas avenue, pasig city, philippines 0300 **tel. no.** 631-5557 • 632-8603 **fax no.** 632-8501 **e-mail** eocuna@meralco.com.ph
www.meralco.com.ph

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

US SEC
File No. 82-3237

PSE#PO-005

2004 OCT 22 PM 1 38

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. **Date of Report:** *October 22, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P98.5 Billion (as of August 31, 2004)*

2004 OCT 22 PM 2:40

11.Item Number reported:

Item 5 (Legal Proceedings)

1. The Energy Regulatory Commission (ERC), in its Order dated September 20, 2004 and released on October 15, 2004, approved the recovery from Meralco customers, through the generation charge, the amount of ₱366.8 million or ₱0.0080 per kWh for 24 months, representing a portion of the transmission line cost billed by Quezon Power Phil. Ltd. (QPPL) to Meralco from June 2000 to March 2004. This is on top of the ₱0.0127 per kWh initially approved by the ERC for a portion of the transmission line cost QPPL billed to Meralco from June 2000 to September 2002. The P0.0127 was billed to customers beginning June 2003 and will continue until May 2006, while the P0.0080 will be billed from November 2004 to October 2006.

Of the US$88.8 million total transmission line cost, the ERC disallowed the recovery from customers of US$28.06 million or 31.6% due to project delays "caused by management inefficiency on the part of NPC" [National Power Corporation]. These include "NPC's giving priority to its Independent Power Producer (IPP), the Sual Plant," as a result of which "QPPL had to adjust its commissioning activities in order to conduct as much testing as possible within the restrictions imposed by NPC."

QPPL is an Independent Power Producer, which advanced the cost of building transmission lines from its plant to the nearest National Transmission Corporation's (TransCo) facility in order to supply power to Meralco for its customers. The transmission line (T/line) cost billed by QPPL forms part of the generation charge and is revenue-neutral to Meralco (ERC Case Nos. 2001-646 and 2001-900; ERC Case No 2001-383; and ERC Case No. 2004-20).

2. The Energy Regulatory Commission (ERC) released its Order dated October 14, 2004 on the scheme for phasing out the inter-class cross-subsidy of Meralco. This will be a 2-year phase out, starting with 40% removal effective October 2004 billing cycle parallel with the intra-grid cross-subsidy removal scheme of the National Transmission Corporation (TransCo). The initial 40% removal will result in a 28.52-centavo per kWh reduction of the subsidy being enjoyed by residential customers, which in turn will reduce the subsidy burden of commercial and industrial customers ranging from 3.57 centavos to 31.29 centavos per kWh. The ERC also ordered, however, that the High Load Factor discount currently enjoyed by industries with a minimum demand of 5 MW will no longer be allowed for recovery through the Generation Charge, upon implementation of the cross-subsidy removal scheme (ERC Case Nos. 2001-646 and 2001-900).

Item 9 (Other Events)

The ERC released attached Order dated October 13, 2004 adopting the Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates by Distribution Utilities (ERC Case No. 2004-322).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

RAFAEL L. ANDRADA
Vice President, Treasurer &
OIC, Information Disclosure Officer

Date: October 22, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Republic of the Philippines
ENERGY REGULATORY COMMISSION
San Miguel Avenue, Pasig City

IN THE MATTER OF THE ADOPTION OF THE GUIDELINES FOR THE AUTOMATIC ADJUSTMENT OF GENERATION RATES AND SYSTEM LOSS RATES BY DISTRIBUTION UTILITIES

ERC Case No. 2004-322

x---------------------------x

ORDER

Pursuant to Section 43 (f) of Republic Act No. 9136, otherwise known as the Electric Power Industry Reform Act of 2001 (EPIRA), the Energy Regulatory Commission (the Commission for brevity) is authorized to adopt alternative forms of internationally-accepted rate setting methodology that will ensure reasonable price of electricity and non-discriminatory rates.

At present, Distribution Utilities (DUs) recover their generation costs through the Generation Rate Adjustment Mechanism (GRAM), which is a deferred recovery mechanism using a three (3) month test period. The GRAM provides a Deferred Accounting Adjustment (DAA) consisting of any under/over recoveries plus the corresponding carrying charge and recoverable over the same test period.

The implementation of the GRAM had been criticized for, among others, the following reasons: a) it does not represent the true cost of power during the period for which it is being recovered; and b) it resulted to cash flow problems on the part of the DUs.

Relative thereto, the Commission formulated a new methodology for the DUs to recover any adjustments in the generation rates and system loss rates to be known as the "Guidelines for the Automatic Adjustment of Generation Rates and System Loss Rates by Distribution Utilities".

Relative thereto, the Commission issued a Notice on September 15, 2004 setting the Guidelines for public consultation on October 4, 2004. Said Notice as well as the Guidelines were posted in the Commission's website as early as September 14, 2004 and published in the *Manila Standard* on September 18, 2004.

In the aforesaid Notice, interested parties were directed to submit their written comments on the said proposed Guidelines on or before September 30, 2004.

In compliance therewith, the following parties filed their respective written comments on various dates:

1. Visayan Electric Company, Inc. (VECO);
2. Cotabato Light and Power Company (COLIGHT);
3. Dagupan Electric Corporation (DECORP);
4. Zamboanga City Electric Cooperative, Inc. (ZAMCELCO);
5. Iligan Light and Power, Inc. (ILPI);
6. Cagayan Electric Power and Light Company, Inc. (CEPALCO);
7. Benguet Electric Cooperative, Inc. (BENELCO);
8. Manila Electric Company (MERALCO);
9. Misamis Oriental II Electric Service Cooperative, Inc. (MORESCO);
10. Cabanatuan Electirc Corporation (CELCOR);
11. Consumer Oil & Price Watch (COPW); and
12. Napocor Industrial Consumers Association, Inc. (NICAI).

At the scheduled public consultation on October 4, 2004, representatives of the various distribution utilities appeared and were given opportunities to elaborate their submitted written comments. They were, likewise, allowed to manifest their additional comments.

On the other hand, the consumer sector was represented by a representative of the National Association of Electricity Consumers for Reforms, Inc. (NASECORE) who requested that a separate consultation be conducted exclusively for the residential consumers to enable them to fully understand the nature and effects of the proposed guidelines.

ISSUES

The following issues were raised: a) deduction of the Prompt Payment Discount (PPD) from recoverable generation costs; b) inclusion of a correction factor in the formula to address errors in power bills from suppliers; c) calculation of the system loss charge; d) calculation of the Average Transmission Rates (ATR); e) effect of the proposed guidelines on the lifeline rates; and f) transition from the Generation Rate Adjustment Mechanism (GRAM) to the proposed automatic adjustment mechanism.

DISCUSSION

The DUs were of the opinion that the PPD should not be deducted from the recoverable generation costs considering that fifty percent (50%) of these were already used to reduce their rates in the distribution charges portion of their unbundled rates. They further claimed that under the proposed Guidelines, the consumers would practically be getting another one and a half (1½) discount while giving DUs no more incentive to pay their bills early.

The Commission maintains its position that 50% of the PPD, net of the discounts granted to end-consumers, should be deducted from the generation costs. However, it takes note of the fact that there could be some adjustments in the distribution charges as a result thereof inasmuch as PPD is actually generation-related rather than distribution related.

DUs contended that a correction factor should be incorporated in the formula for computing generation costs to account for errors in power bills from suppliers as well as for possible adjustments for under/over recovery. The Commission finds said contention meritorious. Accordingly, an adjustment factor to be called the "Other Generation Rate Adjustments (OGA)" is adopted and incorporated in the aforementioned formula to address these concerns as well as other adjustments aside from those occurring in the basic generation costs. Incidentally, the Guidelines provides the review and implementation of the OGA.

As to the computation of the system loss charges, DUs alleged that system loss charges may differ from one DU to another. Some DUs have the same system loss charge for all customer classes while others have different system loss charge for each customer class. As such, they asserted that whenever applicable, the calculation of the system loss charge should be on a per customer class basis. This concern is already addressed in the last paragraph of Article IV, Section 1 of the Guidelines wherein it is provided that "actual systems loss can be calculated on an individual customer class level if the DU has the requisite information to support individual Systems Loss Rates".

Another concern raised by the DUs was the calculation of the Average Transmission Rate (ATR). DUs suggested that the calculation of the ATR should be clearly presented. Further, the DUs moved that the transmission costs be based on the recent National Transmission Corporation (TRANSCO) billings rather than their respective unbundling decisions.

The Commission maintains its position that the ATR should be based on the average charge for transmission per unbundling decision. It should be noted that the transmission charge established in the DUs' respective unbundling decisions were so designed to address the incorporation of the three (3) year gradual removal of cross – subsidy in the unbundled rates. As such, the use of the transmission costs based on recent TRANSCO billings for purposes of

the transmission costs based on recent TRANSCO billings for purposes of computing the ATR would be inappropriate. Accordingly, the ATR should be computed as the Transmission Costs per the DUs' respective unbundling decisions divided by the annualized kWh sales in accordance with the same unbundling decisions.

Finally, DUs requested that there should be a transition provision to cover adjustments for the first period of implementation of the new recovery mechanism. Said concern is already addressed in Article VI of the Guidelines which contains the procedure for the last filing under the GRAM methodology to pave the way for the implementation of the new automatic adjustment mechanism under the Guidelines. Moreover, the correction factor "OGA" in the formula for Generation Charge will include the DAA recoveries/refund pertaining to the GRAM periods.

WHEREFORE, the foregoing premises considered, the Commission hereby **RESOLVES TO ADOPT** as it hereby **ADOPTS** the following guidelines:

GUIDELINES FOR THE AUTOMATIC ADJUSTMENT OF GENERATION RATES AND SYSTEM LOSS RATES BY DISTRIBUTION UTILITIES

Pursuant to Section 43 (f) of Republic Act No. 9136 or the Act, Rule 7 of its Implementing Rules and Regulations (IRR) and Section 10 of Republic Act No. 7832, the Energy Regulatory Commission (ERC) hereby adopts and promulgates these Guidelines to establish a process for the automatic adjustment of Generation Rates and System Loss Rates by Distribution Utilities.

ARTICLE I

GENERAL PROVISIONS

These Guidelines shall have the following objectives:

a) To ensure and maintain the quality, reliability, security and affordability of the supply of electric power;

b) To ensure transparent and reasonable prices of electric power service in a regime of free and fair competition and to achieve greater operational and economic efficiency;

c) To ensure full recovery of all allowable Generation Costs and other costs associated with the System Loss Caps in an efficient and timely manner; and

d) To protect the public interest as it is affected by the rates and services of Distribution Utilities.

ARTICLE II

SCOPE AND DEFINITION OF TERMS

Section 1. Scope - These Guidelines shall apply to all Distribution Utilities.

Section 2. Definition of Terms - As used in these Guidelines, the following terms shall have the following respective meanings:

a) **"Act"** unless otherwise stated, shall refer to Republic Act No. 9136, otherwise known as the "Electric Power Industry Reform Act of 2001".

b) **"Average Transmission Rate (ATR)"** shall mean the transmission costs approved per unbundling divided by the annualized kWh sales per unbundling.

c) **"Deferred Accounting Adjustment (DAA)"** shall mean the component of the generation rate, calculated in accordance with the Generation Rate Adjustment Mechanism (GRAM), intended to recover the deferred accounting balance.

d) **"Distribution Utility (DU)"** shall refer to any electric cooperative, private corporation, government-owned utility or existing local government unit which has an exclusive franchise to operate a distribution system in accordance with the Act.

e) **"Energy Regulatory Commission" or "ERC"** shall refer to the regulatory agency created by Section 38 of the Act.

f) **"Generation Cost"** shall mean costs associated with the acquisition of purchased power. Generation costs include only those costs that are reasonable, prudently incurred, and are eligible for recovery in accordance with the current practice of the ERC.

g) **"Generation Rate"** shall mean the cost of power generated and sold to the distribution utility by the National Power Corporation (NPC) as well as the Independent Power Producers (IPPs), which shall be passed on to the DU's customers, as calculated in the formula prescribed in these Guidelines.

h) **"Ineligible Supply Contracts"** shall mean power supply agreements entered into by the DUs with the IPPs, which were not approved by the then Energy Regulatory Board or by the ERC.

i) **"Other Generation Rate Adjustments (OGA)"** shall refer to under(over)-recoveries in generation costs, recoveries from violation of contracts and other pilferages, as well as other adjustments deemed necessary by the ERC, subject to the provisions of these guidelines. The OGA shall not be subject to any carrying charge.

j) **"Prompt Payment Discount (PPD)"** shall mean the three percent (3%) discount that electric distribution utilities get from NPC for paying their power bills on or before the tenth (10th) day of the month following the billing period.

k) **"System Loss"** shall mean the difference between (kilowatt-hour) kWh purchased and/or generated and kWh sold by a Distribution Utility expressed as a percentage of kWh purchased and/or generated.

l) **"System Loss Cap"** shall mean the level of System Loss recoverable from customers as established by the ERC in accordance with Section 43 (f) of the Act.

m) **"System Loss Rate"** shall mean the rate determined in accordance with the formula set forth in Article IV hereof. Individual System Loss Rates may be calculated for different customer classes if the Distribution Utility maintains records on the individual customer class System Loss.

ARTICLE III

MONTHLY ADJUSTMENT OF THE GENERATION RATE

Section 1. Adjustment Formula – On the tenth (10) day of each calendar month, Distribution Utilities shall calculate new Generation Rates based on the following formula:

GR = AGC + OGA

Where:

GR = Generation Rate to be charged per kWh

AGC = Adjusted Generation Cost, automatically computed without need of prior ERC verification and confirmation, as follows:

$$= \frac{[(GC_i + GC_{ii} + \ldots + GC_n) - (PPD * 50\%)]}{TP}$$

$GC_{i\ to\ n}$ = The Generation Cost in Pesos from source of power 1 through source of power n for the previous month, excluding power sourced from self-generating facilities

PPD = Prompt Payment Discounts availed by the Distribution Utility, net of the Prompt Payment Discounts passed on to the end customers relative to the previous month's generation cost

TP = Total Purchases in kWh for the previous month

OGA = Other Generation Rate Adjustments, refer to adjustments deemed necessary by the Commission after prior verification and confirmation, which shall include, but shall not be limited to, under(over)-recoveries in generation costs and recoveries from violation of contracts and other pilferages. The OGA shall not be subject to any carrying charge.

In the case of ineligible supply contracts, generation costs from such contracts shall not be included in the calculation of recoverable generation costs. In the event, however, that a DU inadvertently or willfully recovers the same, the ERC shall automatically order the refund thereof through the "OGA" without prejudice to the imposition of appropriate penalties.

Section 2. Billing of New Generation Rate – The Distribution Utilities shall bill their customers the Generation Rates calculated in accordance with the immediately preceding Section effective on the tenth (10) day of each month.

ARTICLE IV

MONTHLY ADJUSTMENT OF THE SYSTEM LOSS RATE

Section 1. Adjustment Formula - On the tenth (10) day of each calendar month, Distribution Utilities shall calculate new System Loss Rates based on the following formula:

$$SLR = (GR * U) + (ATR * U)$$

Where:

SLR = System Loss Rate

GR = Generation Rate calculated in accordance with Article III

ATR = Average Transmission Rate based on the most recent unbundling decision in Peso per kWh, computed as Transmission Costs per unbundling divided by the Annualized Sales in kWh per unbundling

U = Gross Up Factor = (% System Loss / [1- %System Loss])

The % System Loss is based on the actual System Loss or the System Loss cap whichever is lower plus actual company use or the company use cap of 1% whichever is lower. The actual System Loss and company use are based on the previous month figures to be submitted by the DU. Actual System Loss can be calculated on an individual customer class level if the Distribution Utility has the requisite information to support individual System Loss Rates.

Section 2. Billing of System Loss Rate – The Distribution Utilities shall bill their customers on the tenth (10) day of each month the System Loss Rates calculated in accordance with the immediately preceding Section.

ARTICLE V

VERIFICATION PROCESS

Section 1. Monthly Reporting Requirements – On or before the twentieth (20th) day of each month, the Distribution Utilities shall provide the ERC with all calculations related to Articles III and IV along with supporting documentations, which shall include, but not limited to, the following:

- Invoices from power suppliers;
- Sample bills to end-users;
- Official receipts of payment of power supplier invoices
- ERC Forms M-001 & M-002; and
- Other documents deemed relevant by the ERC.

Section 2. Post Verification – At least every six (6) months, the ERC shall verify the recovery of Generation Costs by comparing the actual allowable costs incurred for the period with the actual revenues for the same period generated by the Generation Rates and the portion of the Systems Loss Rates attributable to Generation Costs.

Should the ERC fail to verify the Generation Rate (including the OGA) and System Loss Rate within six (6) months from the submission of calculation and supporting documentations in accordance with the immediately preceding Section, the rates shall be deemed final and confirmed.

Upon completion of the semi-annual verification process, the ERC shall issue an Order establishing the adjustments to be included in the OGA resulting from said semi-annual verification. These adjustments shall be implemented in the succeeding six (6) month period to reflect any over or under recovery.

Section 3. Prior Verification of Other Generation Rate Adjustments (OGA). OGA other than those included in Article V, Section 2 shall be verified and confirmed by the ERC within forty five (45) days from date of its filing and only thereafter shall they be recoverable.

ARTICLE VI

FINAL FILING UNDER THE GENERATION RATE ADJUSTMENT MECHANISM

Section 1. Effectivity of the Generation Rate Adjustment Mechanism (GRAM) – Upon the effectivity of these Guidelines, the GRAM shall no longer be applicable to Distribution Utilities.

Section 2. Final filing under GRAM – Distribution Utilities that are using the GRAM to recover Generation Costs shall file their final GRAM applications within sixty (60) days from the effectivity of these Guidelines. The final GRAM filing shall include the period from their last approved GRAM filing to the effectivity of these Guidelines for purposes of calculating the final Deferred Accounting Adjustment (DAA).

ARTICLE VII

Section 1. Fines and Penalties. Violation of any provision of these Guidelines shall be subject to the imposition of fines and penalties in accordance with the Guidelines to Govern the Imposition of Administrative Sanctions in the Form of Fines and Penalties Pursuant to Section 46 of Republic Act No. 9136 promulgated by the ERC on May 17, 2002.

ARTICLE VIII

FINAL PROVISIONS

Section 1. Exception Clause. Where good cause appears, the ERC may allow an exception from any provisions of these Guidelines, if such exception is found to be in the public interest and is not contrary to law or any other related rules and regulations.

Section 2. Separability Clause - If for any reason, any part or section of these Guidelines is declared unconstitutional or invalid, the other parts or sections hereof which are not affected thereby shall continue to be in full force and effect.

Section 3. Effectivity - These Guidelines shall take effect on the fifteenth (15th) day following its publication in two (2) newspapers of general circulation.

SO ORDERED.

Pasig City, October 13, 2004.

RODOLFO B. ALBANO, JR.
Chairman

(On Official Travel)
OLIVER B. BUTALID
Commissioner

JESUS N. ALCORDO
Commissioner

RAUF A. TAN
Commissioner

ORIGINAL SIGNED
ALEJANDRO Z. BARIN
Commissioner

Copy furnished:

1. Philippine Electric Plant Owners Association (PEPOA)
   8th Floor, Strata 100 Building
   Emerald Avenue, Ortigas Center, Pasig City

2. PHILIPPINE RURAL ELECTRIC COOPERATIVES, ASSOC. (PHILRECA)
   4/F Casman Bldg., Quezon Avenue
   Quezon City

3. **Office of the Solicitor General**
   134 Amorsolo Street, Legaspi Village
   City of Makati - 1229

3. **Senate Committee on Energy**
   GSIS Building, Roxas Boulevard
   Pasay City - 1300

4. **House Committee on Energy**
   Batasan Hills, Quezon City – 1126

5. **Department on Energy (DOE)**
   PNOC Complex, Merritt Road
   Fort Bonifacio, Taguig, M.M.

6. MS. HELEN B. ARIAS
   Consumer Welfare and Promotion Office
   Department of Energy (DOE)
   Energy Center, Merrit Road,
   Fort Bonifacio, Taguig City

7. Regulatory Operations Service (ROS) – ERC

8. Consumer Affairs Service (CAS) – ERC

9. ALL DISTRIBUTION UTILITIES (DUs)

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

**LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY**
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

OSCAR L. GOMEZ
2004 OCT 25 PM 3:34

US SEC
File No. 82-3237

PSE#PO-005

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

2004 OCT 25 PM

1. **Date of Report:** *October 25, 2004*
2. **SEC Identification Number:** *PW-102*
3. **BIR Tax Identification Code:** *350-000-101-528*
4. **Name of Issuer as specified in its Charter:** *Manila Electric Company*
5. **Country of Incorporation:** *Philippines*
6. **Industry Classification: (SEC use only)**
7. **Address of principal office:** *Lopez Building, Ortigas Avenue, Pasig City*
8. **Issuer's telephone numbers:** *16220 local 3186* **Area Code:** *0300*
9. **Former name or former address:** *Not Applicable*
10. **Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:**

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,438,658*
Class "B"	*402,988,744*
Total	*1,007,427,402*

Amount of Debt Outstanding: *P98.5 Billion (as of August 31, 2004)*

11. **Item Number reported:** *Item 9 (Other Events)*

Please see attached copy of Invitation to the Presentation of the 3rd Quarter 2004 Operating Results to be held on October 27, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MANILA ELECTRIC COMPANY
Issuer

GIL S. SAN DIEGO
Vice President, Assistant Corporate Secretary and Information Disclosure Officer

Date: October 25, 2004

cc: Disclosure Department
Listings and Disclosure Group
Philippine Stock Exchange (PSE)

Manila Electric Company (MERALCO) has scheduled its 2004 3rd Quarter results on October 27, 2004 at 3:00 PM. This will be held at the:

BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas avenue, Pasig City

Meralco has also arranged for a simultaneous Conference Call facility. Details for the Conference Call are as follows:

Conference Call Number +852 2112 1333
Passcode : MERALCO

Those who wish to attend are requested to fill up the appropriate form (please see attached forms) and send through fax at:

Meralco Fax: + 632 631 5591

MERALCO

YOU ARE INVITED
TO A PRESENTATION
ON THE 3rd Qtr. 2004 OPERATING RESULTS

Wednesday, October 27, 2004
3:00 PM

at the
BASEMENT Mini Theater
Lopez Building, Meralco Center
Ortigas Avenue, Pasig City

Please confirm your participation by faxing this page with the following data to:

+632 631- 5591

on or before October 26, 2004. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

MERALCO

YOU ARE INVITED TO A TELECONFERENCE PRESENTATION ON THE 3rd Qtr. 2004 OPERATING RESULTS

Wednesday, October 27, 2004
3:00 PM (Manila Time)

Conference Call Number*
+852 2112-1333 Passcode: MERALCO

* Please call at least five (5) minutes before the scheduled time.

Instant Replay Number**
+852 2112-1000 Passcode: MERALCO

**Available until October 29, 2004

Please confirm your participation by faxing this page with the following data to +632 631-5591 on or before October 26, 2004. If you have questions, please call Roger Rosario or Elaine Shih of MERALCO at the following numbers:

+632 1622-2450
+632 1622-2341
+632 632-8323

NAME	:	
JOB FUNCTION	:	
COMPANY	:	
ADDRESS	:	
CITY, COUNTRY	:	
TELEPHONE	:	
FAX	:	
E-MAIL	:	

COVER SHEET

MANILA ELECTRIC COMPANY
(Company's Full Name)

LOPEZ BUILDING, ORTIGAS AVENUE
PASIG CITY
(Company's Address)

16220
(Company's Telephone Number)

DECEMBER 31
(Fiscal Year Ending)

LAST TUESDAY OF MAY
(Annual Meeting)

SEC FORM 17-C
(Form Type)

PW-102
(S. E. C. Registration No.)

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17 OF THE SECURITIES REGULATION CODE AND SRC RULE 17.2(c) THEREUNDER

1. Date of Report: *August 23, 2004*
2. SEC Identification Number: *PW-102*
3. BIR Tax Identification Code: *350-000-101-528*
4. Name of Issuer as specified in its Charter: *Manila Electric Company*
5. Country of Incorporation: *Philippines*
6. Industry Classification: (SEC use only)
7. Address of principal office: *Lopez Building, Ortigas Avenue, Pasig City*
8. Issuer's telephone numbers: *16220 local 3186* Area Code: *0300*
9. Former name or former address: *Not Applicable*
10. Securities registered pursuant to Sections 18 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	*Number of Shares of Common Stock Outstanding*
Class "A"	*604,443,401*
Class "B"	*402,991,906*
Total	*1,007,435,307*

Amount of Debt Outstanding: *P100.06 Billion (as of July 31, 2004)*

Republic of the Philippines
Supreme Court
Manila

EN BANC

FREEDOM FROM DEBT COALITION, ANA MARIA NEMENZO, as President of FREEDOM FROM DEBT COALITION, MA. TERESA I. DIOKNO-PASCUAL, REP. LORETTA ANN ROSALES (Party-List *Akbayan*), REP. JOSE VIRGILIO BAUTISTA (Party-List *Sanlakas*), REP. RENATO MAGTUBO (Party-List *Partido Manggagawa*),
Petitioners,

- versus -

ENERGY REGULATORY COMMISSION, MANILA ELECTRIC COMPANY (MERALCO),
Respondents.

G.R. No. 161113

Present:

DAVIDE, JR., *C.J.*,
PUNO,
VITUG,
PANGANIBAN,
QUISUMBING,
YNARES-SANTIAGO,
SANDOVAL-GUTIERREZ,
CARPIO,
AUSTRIA-MARTINEZ,
CORONA,
CARPIO-MORALES
CALLEJO, SR.,
AZCUNA, and
TINGA, *JJ.*

Promulgated:

JUNE 15, 2004

x -- x

DECISION

TINGA, *J.*:

The privately-owned public utility "is the substitute for the State in the performance of . . . (a) public service,

thus becoming a public servant,"[1] so wrote Justice Louis Brandeis more than eighty years ago. As in the United States, the provision of public utility services in the Philippine setting is a combination of private ownership and public control. Such an amalgam of clashing interests is a formula for inevitable conflicts. At bar here is one such conflict, in fact the current high point of a raging controversy where the public, on one side, is pitted against the regulatory body and the country's leading power utility, on the other.

Before the Court is a *Petition for Certiorari, Prohibition and Injunction with Prayer for the Issuance of a Temporary Restraining Order or a Status Quo Order.* The *Petition* assails the *Order* dated November 27, 2003 of respondent Energy Regulatory Commission (ERC), provisionally authorizing respondent Manila Electric Company (MERALCO) to increase its rates by an average amount of twelve centavos (P0.12) per kilowatt hour.

On October 10, 2003, MERALCO filed with the ERC an *Application* for an increase in rates. MERALCO also prayed *ex parte* for the grant of a provisional authority to implement the increase according to the schedule

---

[1]Southwestern Bell Tel. Co. v. Public Service Commission, 262 U.S. 291 (1923).

10

attached to its *Application*. The case was docketed as ERC Case No. 2003-480.[2]

On October 14, 2003, the National Association of Electricity Consumers for Reforms, Inc. (NASECORE), in a *Letter* addressed to then ERC Chairman Manuel R. Sanchez (Sanchez), informed him of its intention to file an *Opposition* to MERALCO's *Application*.[3]

On October 24, 2003, Mr. Genaro Lualhati (Lualhati) sent a *Letter* to Sanchez seeking the dismissal of MERALCO's *Application*.[4]

On October 29, 2003, petitioner Freedom from Debt Coalition (FDC) also expressed its intention to file an opposition to MERALCO's *Application*.[5]

On November 3, 2003, the ERC directed FDC, NASECORE and Lualhati to file their respective comments on the *Application* within fifteen (15) days from their receipt thereof.[6]

---

[2]Application, Rollo, pp. 131-150.

[3]*See Ibid.* at 693.

[4]*Id.*

[5]*Id.*

[6]*Id.*

On November 11, 2003, NASECORE filed a *Motion for Production of Documents* to enable it to evaluate MERALCO's *Application.*[7]

---

[7] *Id.* at 444-447.

NASECORE prayed for the production by MERALCO of the following:

A. Relative to Personal Services

i. Alphabetical list of Salaries and Wages of all Directors, Officers, Staffs and Employees of Meralco;

ii. Fees of its Consultants and Retainers;

iii. Alphabetical list of all contractual workers with expanded withholding tax;

iv. Total compensation and benefit packages of key officers and senior management, from Assistant Vice Presidents to the Chief Executive Officer, including members of the Board of Directors.

B. Relative to Operating Expenses

i. Alphabetical list of all purchases subject to expanded withholding tax;

ii. List of all Meralco imported equipment, machineries, and materials purchased from 1994-2002 and the copies of the corresponding official receipts of purchases, including all motor vehicles acquired.

C. Relative to Recovery on Investments

i. Meralco's computation of its Rate of Return on Rate Base from 1994-2002;

D. Relative to Related Investments

i. Total amount of Meralco's investment in each of its subsidiaries and other companies, including but not limited to generation and real estate;

ii. The individual yearly return on Meralco's investments on these subsidiaries and other companies;

E. Relative [to] Loans

i. List of Meralco's outstanding loans from both local and foreign banks, as well as from multilateral funding agencies (*Id.* at 445-446).

In an *Order* dated November 13, 2003, the ERC directed MERALCO to file its comment on NASECORE's *Motion for Production of Documents*.[8]

On November 19, 2003, the ERC issued an *Order* directing MERALCO to submit certain documents in connection with the evaluation of its *Application*.[9]

On November 21, Lualhati filed his *Opposition*[10] to MERALCO's *Application*.

The FDC likewise filed a *Motion for Production of Documents* on November 27, 2003, adopting

---

[8] *Id.* at 694.

[9] *Id.* at 448.

[10] In his *Opposition*, Lualhati stated his reasons for opposing the *Application*, to wit:

> There is no doubt that this application is prejudicial to Court of Appeals Case No. 77559. Whereas, in Case No. 77559 Meralco's excessively-inflated distribution and Delivery rates after unbundling that increased to 49% compared to its Operations and Maintenance Expenses, this instant application still prays for additional rate increase of P0.1358/kwh allegedly to recover underrecoveries from 2000 to 2002.
>
> Moreover, this application will prejudice the review and correction of the baseless and unreasonable increase of rate base from P30.1 billion in 1994 per COA audit to P76.8 billion in 2000...
>
> The application is prejudicial as it is intended to contradict and pre-empt the exposure of the approved rates that exceed Revenue Requirements including its newly inflated RORB of 15.5%
>
> .... (*Id.* at 84-87.)

NASECORE's list in its *Motion*, and requesting for other documents in addition thereto.[11]

However, on November 27, 2003, the ERC, without first resolving the *Motions for Production of Documents* of NASECORE and FDC and apparently without considering Lualhati's *Opposition*, issued an *Order* provisionally approving MERALCO's *ex parte* application for rate increases. The dispositive portion of the *Order* states:

> WHEREFORE, considering all the foregoing, this Commission, pursuant to Section 8 of Executive Order No. 172 and Section 4 (e) of the Implementing Rules and Regulations of the EPIRA (R.A. 9136), hereby provisionally authorizes applicant Manila Electric Company (MERALCO) to adopt and implement the attached rate schedules embodying a rate adjustment in the average amount of TWELVE (12) CENTAVOS per kwh, effective with respect to its billing cycles beginning January 2004. The impact of this approved rate adjustment will vary from one customer class to another depending on the load cycles.
>
> The rate adjustment authorized herein shall be subject to refund in the event that this Commission finds, after completion of the hearings of this case, that the same is unjust and unreasonable.

---

[11]FDC also asked for the production of the following:

4.1 Financial status

4.1.1 Updated Financial Statement as of 31 December 2002, taking into account the Supreme Court decision disallowing income tax as deductible operating expense

4.2 Rate Base

All assets that Meralco acquired as of 31 December 2002, broken down to costs of each asset and their respective appraised market value as of 31 December 2002.

Such other documents as may be added in the abovementioned list (*Id.* at 54-55).

> The hearing of this case is hereby set on December 22, 2003 at nine o' clock in the morning (9:00 A.M.) at the ERC Hearing Room, 15th Floor, Pacific Center Building, San Miguel Avenue, Ortigas Center, Pasig City. In this connection, MERALCO is hereby directed to publish, at its own expenses, the attached Notice of Public Hearing at least twice (2) for two (2) successive weeks in two (2) newspapers of nationwide circulation in the country, the last date of publication to be made not later than two (2) weeks before the scheduled date of initial hearing.
>
> Let copies of this Order and the attached Notice of Public Hearing be furnished all the Municipal/City mayors within the MERALCO's franchise area for appropriate posting thereof on their respective bulletin boards....[12]

Thereafter, the following were filed with the ERC after its issuance of the November 27, 2003 *Order*:

(1) *Urgent Motion to Resolve Motion for Production of Documents & Opposition to the Provisional Authority* filed by NASECORE on December 8, 2003;

(2) *Manifestation Joining the National Association of Electricity Consumers for Reforms, Inc. in its Opposition to the Provisional Authority and Motion for Production of Documents* filed by the Philippine Consumers Watch on December 11, 2003;

(3) *Opposition* filed by the Philippine Consumers Welfare Union (PCWU) on December 15, 2003;

---

[12] *Id.* at 25-27.

(4) *Urgent Motion to Suspend Implementation and Motion for Reconsideration* filed by the Napocor Industrial Consumers Association, Inc. (NICAI) on December 12, 2003;

(5) *Letter* requesting for reconsideration of the November 27, 2003 *Order* of the ERC, sent by the National Consumer Affairs Council on December 9, 2003;

(6) *Letter* objecting to the November 27, 2003 *Order* of the ERC, sent by the Federation of Philippine Industries, Inc. on December 11, 2003; and

(7) *Motion for Production of Documents* and *Motion for Production of Documents (Supplemental)* filed by Atty. Ruperto J. Estrada on December 15, 2003 and December 16, 2003, respectively.

On December 19, 2003, MERALCO filed its *Comment.*[13] It refused to produce the documents requested by the oppositors on the ground that such documents are immaterial and irrelevant to its application.

On December 22, 2003, the scheduled date of hearing, the ERC did not revoke the provisional authority granted to MERALCO per its November 27, 2003 *Order*.

---

[13] *Id.* at 503-511.

FDC did not move for reconsideration of the *Order* but on December 23, 2003, it filed the instant *Petition.*

FDC argues that the November 27, 2003 *Order* of the ERC is void for having been issued without legal or statutory authority. It also contends that Rule 3, Section 4(e) of the Implementing Rules of the EPIRA is unconstitutional for being an undue delegation of legislative power. FDC further asserts that the November 27, 2003 *Order* is void for having been issued by the ERC with grave abuse of discretion and manifest bias. In support of its prayer for the issuance of injunctive relief, FDC claims that the implementation by MERALCO of the provisional rate increase will result in irreparable prejudice to FDC and others similarly situated unless the Court restrains such implementation.[14]

On December 29, 2003, FDC filed with the Court an *Urgent Motion to Grant Restraining or Status Quo Order.*

On January 9, 2004, The ERC issued an *Order* clarifying that the provisional rate increase granted to MERALCO in its November 27, 2003 *Order* should be applied beginning January 1, 2004.

The Court *En Banc* issued on January 13, 2004, a *Resolution* ordering ERC and MERALCO to file their

---

[14] *Id.* at 7-14.

respective *Comments* on the *Petition*. The Court also enjoined ERC and MERALCO to observe the *status quo* prevailing before the filing of the *Petition* and set the case for oral arguments on January 27, 2004.

On January 26, 2004, ERC, MERALCO and the Office of the Solicitor General (OSG) filed their respective *Comments* on the *Petition*.

In its *Comment*, the ERC concurred with the arguments of the OSG and insists that it is authorized to issue provisional orders under the law. ERC argues that it must not have been the intention of Congress to expand the functions of the ERC, as the successor of the Energy Regulatory Board (ERB), and clip its powers at the same time.[15]

The ERC further asserts that it is authorized to issue provisional rate increases *ex parte*, and that it may base its provisional order on the verified application and supporting documents submitted by the application, and it is not required to wait for the comments of consumers or local government units (LGUs) concerned before issuing a provisional order.[16]

---

[15]ERC's Comment, *Id.* at 368-370.

[16]*Id.* at 370-373.

The ERC likewise denies that the November 27, 2003 *Order* was issued with grave abuse of discretion. On the contrary, it claims that the *Order* is supported by substantial evidence.[17]

Finally, ERC asseverates that the filing of the instant *Petition* is premature because it was denied the opportunity to have a full determination of the *Application* after trial on the merits, and is violative of the doctrine of primary jurisdiction.[18]

For its part, MERALCO asserts that the November 27, 2003 *Order* is valid, because it was issued by the ERC pursuant to Section 44 of the EPIRA which allows the transfer of powers (not inconsistent with the EPIRA) of the old ERB to the ERC.[19] It also denies that the assailed *Order* was issued by the ERC with grave abuse of discretion, asserting that on the contrary, the issuance thereof was based on the *Application*, affidavits and other supporting documents which it submitted earlier.[20]

Bayan Muna, Bayan, KMU, Gabriela, Kadamay, Agham, Gabriela Women's Party and the *Anak Pawis* (petitioners-in-intervention) filed their *Motion to Intervene*, and attached thereto their *Petition-in-Intervention*. The

---

[17]*Id.* at 373-374.

[18]*Id.* at 376-378.

[19]MERALCO's Comment, *Id.* at 107-118.

[20]*Id.* at 118-125.

Court granted the *Motion* and admitted the *Petition-in-Intervention* in its *Resolution* dated January 27, 2004.[21]

In their *Petition-in-Intervention,* petitioners-in-intervention argue that the November 27, 2003 *Order* is void for having been issued by ERC with manifest bias in favor of MERALCO and without due regard for the rights of consumers. They assert further that the ERC committed grave abuse of discretion in considering the appraisal of MERALCO's assets as of the year 2002, in violation of Section 43(f)(i) of the EPIRA. Lastly, they claim that the assailed *Order* is void for unjustifiably imposing upon the consumers increased rates to fund the 42 major capital projects of MERALCO for the year 2004.[22]

During the oral arguments, the Court defined the issues as follows:

(1) Whether the ERC has legal authority to grant provisional rate adjustments under Republic Act (R.A.) No. 9136, otherwise known as the "Electric Power Industry Reform Act of 2001" (EPIRA); and

(2) Assuming that the ERC has the authority to grant provisional orders, whether the grant by the ERC of the provisional rate adjustment in question was

---

[21] *Id.* at 621-622.

[22] *Id.* at 69-78.

ND

committed with grave abuse of discretion amounting to lack or excess of jurisdiction.[23]

The Court thereafter required the parties to submit their respective *Memoranda* within a non-extendible period of twenty days from January 27, 2004. The ERC was likewise ordered to produce certain documents pertinent to the resolution of the case.[24]

We rule in the affirmative on both issues.

Overview of the EPIRA

One of the landmark pieces of legislation enacted by Congress in recent years is the EPIRA.[25] It established a new policy, legal structure and regulatory framework for the electric power industry.

The new thrust is to tap private capital for the expansion and improvement of the industry as the large government debt and the highly capital-intensive

---

[23]TSN, Oral Arguments, January 27, 2004, p. 3.

[24]*Id.* at 365.

[25]This writer, as Chairman of the House Energy Committee in the 10th Congress, made the studies for the restructuring of the electric power industry which culminated in his introduction of House Bill No. 1991. He was greatly assisted in the project by Engr. Dennis Carpio who was connected then with the World Bank. The bill served as the model for House Bill No. 8457 and the 4 Senate Bills introduced, consolidated and enacted into law in the 11th Congress as R.A. No. 9136. Although many of the provisions on consumer protection and transparency in rate-fixing, and anti-trust safeguards in House Bill No. 1991 were not carried over in R.A. No. 9136, still said law deserves praise and support for being the first and most significant enactment passed to address the problems of high electricity prices, consumer protection and inadequate power supply.

character of the industry itself have long been acknowledged as the critical constraints to the program. To attract private investment, largely foreign, the jaded structure of the industry had to be addressed. While the generation and transmission sectors were centralized and monopolistic, the distribution side was fragmented with over 130 utilities, mostly small and uneconomic. The pervasive flaws have caused a low utilization of existing generation capacity; extremely high and uncompetitive power rates; poor quality of service to consumers; dismal to forgettable performance of the government power sector; high system losses; and an inability to develop a clear strategy for overcoming these shortcomings.

Thus, the EPIRA provides a framework for the restructuring of the industry, including the privatization of the assets of the National Power Corporation (NPC), the transition to a competitive structure, and the delineation of the roles of various government agencies and the private entities.[26] The law ordains the division of the industry into four (4) distinct sectors, namely: generation, transmission, distribution and supply.[27] Corollarily, the NPC generating plants have to privatized[28]

---

[26]Sec. 3, R.A. No. 9136.

[27]Sec. 5, R.A. No. 9136.

[28]Sec. 47, R.A. No. 9136.

and its transmission business spun off and privatized thereafter.[29]

In tandem with the restructuring of the industry is the establishment of "a strong and purely independent regulatory body."[30] Thus, the law created the ERC in place of the Energy Regulatory Board (ERB).[31]

To achieve its aforestated goal, the law has reconfigured the organization of the regulatory body. It requires the Chairman and four (4) members of the ERC to be equipped with "at least three (3) years of active and distinguished experience" in the fields of energy, law, economics, finance, commerce or engineering, and at least one of them with ten (10) years or more of experience in the active practice of law and another one with similar experience as a certified public accountant.[32] Their terms of office were increased to seven (7) years from the four (4) provided in Executive Order No. 172 (E.O. No. 172) and their security of tenure assured.[33] The Chairman and members were given the same salaries, allowances, benefits and retirement pay as the Chief Justice and Associate Justices of the Supreme

---

[29]Secs. 3 and [illegible], R.A. No. 9136.

[30]Sec. 2(j), R.A. No. 9136.

[31]Sec. 38, R.A. No. 9136.

[32]*Ibid.*

[33]*Id.*

Court,[34] a lot higher than the salary and benefits accorded the Chairman and members of the ERB which were equivalent only to those of a Department Undersecretary and the official next in rank, and those of the Chairman and members of the Commission on Elections, respectively.[35]

Statutory Authority To
Grant Provisional Increase

FDC posits that the ERC has no power to issue provisional orders because the EPIRA repealed Commonwealth Act No. 146 (The Public Service Act) and E.O. No. 172 (creating the ERB), which laws expressly conferred upon the precursors of ERC the power to grant provisional orders. It argues further that while Section 44 of the EPIRA provides for the transfer of the powers and functions of the ERB to the ERC, such transfer cannot be deemed to include the power to issue provisional orders because such power is inconsistent with the policies ordained in Section 2 of the EPIRA to protect the public interest insofar as it is affected by the rates and services of electric utilities and other providers of electric power and to ensure transparency and full accountability in rate-fixing.[36] Considering that the

---

[34]Sec. 39, R.A. No. 9136.

[35]Sec. 1, E.O. No. 172.

[36]Memorandum for FDC, Rollo, pp. 964-965.

EPIRA itself does not confer upon the ERC the power to issue provisional orders, Section 4(e), Rule 3 of the law's Implementing Rules, which refers to the grant of provisional authority by the ERC, constitutes an undue delegation of legislative power.[37]

The petitioners-in-intervention agree with and adopt the aforementioned arguments of FDC.[38]

MERALCO, on the other hand, claims that the power of the ERB to issue provisional orders under Section 16(c) of the Public Service Act and Section 8 of E.O. No. 172 was not repealed by the EPIRA. On the contrary, Section 80 of the EPIRA expressly mentions that the applicable provisions of the Public Service Act and E.O. No. 172 that are not inconsistent therewith shall continue to have full force and effect.[39] It adds that the power of the ERC to approve reasonable rates would be rendered meaningless if it can only do so after a full hearing, and in the meantime the insufficiency of the applicant's rates would result in its inability to supply quality, reliable and secure electric power.[40]

---

[37]*Id.* at 965-9

[38]Memorand[illegible] Petitioners-in-Intervention, *Id.* at 628-629.

[39]Memorandum for MERALCO, *Id.* at 658-667.

[40]*Id.* at 666.

The OSG contends that ERC has statutory authority to issue provisional orders, including provisional rate increases. It points out that the EPIRA expressly states that the powers of the Energy Regulatory Board (ERB) under E.O. No. 172 shall be exercised by the ERC.[41]

For its part, the ERC maintains that it possesses the authority to grant provisional orders under Section 16 (c) of the Public Service Act and Section 8 of E.O. No. 172 in relation to Sections 44 and 80 of the EPIRA.[42] Thus, it claims that Section 4(e), Rule 3 of the *Rules and Regulations To Implement Republic Act No. 9031, Entitled "Electric Power Industry Reform Act of 2001"* (IRR) is valid. It further argues that its duty to protect the public interest necessarily requires it to balance the interests of the consumers and the utilities — that is, to maintain reasonable rates while ensuring that the utilities will be able to remain financially sound and operationally viable.[43]

The Court agrees with the respondents and the OSG.

---

[41]Memorandum of the OSG, *Id.* at 893-913.

[42]Memorandum of the ERC, *Id.* at 701-714.

[43]*Id.* at 718.

ERC authority is found in Secs. 44 and 80 of the EPIRA

The ERC is endowed with the statutory authority to approve provisional rate adjustments under the aegis of Sections 44 and 80 of the EPIRA. The sections read, thus:

> SEC. 44. *Transfer of Powers and Functions.* — The **powers and functions of the Energy Regulatory Board not inconsistent with the provisions of this Act are hereby transferred to the ERC**. The foregoing transfer of powers and functions shall include all applicable funds and appropriations, records, equipment, property and personnel as may be necessary.
>
> Sec. 80. *Applicability and Repealing Clause.* — The applicability **provisions of Commonwealth Act No. 146, as amended, otherwise known as the "Public Services Act;"** Republic Act 6395, as amended, revising the charter of NPC; Presidential Decree 269, as amended, referred to as the National Electrification Decree; Republic Act 7638, otherwise known as the "Department of Energy Act of 1992;" **Executive Order 172, as amended, creating the ERB**; Republic 7832 otherwise known as the "Anti-Electricity and Electric Transmission Lines/Materials Pilferage Act of 1994;" shall continue to have full force and effect except insofar as they are inconsistent with this Act.
>
> The provisions with respect to electric power of Section 11(c) of Republic Act 7916, as amended, and Section5(f) of Republic Act 7227 are hereby repealed or modified accordingly.
>
> Presidential Decree No. 40 and all laws, decrees, rules and regulations, or portions thereof, inconsistent with this Act are hereby repealed or modified accordingly. (Emphasis supplied)

The principal powers of the ERB relative to electric public utilities transferred to the ERC are the following:

1. To regulate and fix the power rates to be charged by elective companies;[44]

2. To issue certificates of public convenience for the operation of electric power utilities;[45]

3. To grant or approve provisional electric rates.[46]

It bears stressing that the conferment upon the ERC of the power to grant provisional rate adjustments is not inconsistent with any provision of the EPIRA. The powers of the ERB transferred to the ERC under Section 44 are in addition to the *new* powers conferred upon the ERC under Section 43.

Section 80 of the EPIRA complements Section 44, as it mandates the continued efficacy of the **applicable provisions** of the laws referred to therein. The material provisions of the Public Service Act which continue to be in full force and effect are contained in Section 16(c), which states thus:

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[44]Sec. 9(c), No. 1206. *See* also Sec. 16(c), Commonwealth Act (C.A.) No. 146.

[45]Sec. 9(e), P.D. No. 1206. *See* also Sec. 15(a), C.A. No. 146.

[46]Sec. 8, E.O. No. 172; Sec. 16(c), C.A. No. 146.

> Section 16. *Proceedings of the Commission, upon notice and hearing.* — The Commission shall have power, upon proper notice and hearing in accordance with the rules and provisions of this Act, subject to the limitations and exceptions mentioned and saving provisions to the contrary:
>
> ...
>
> (c) To fix and determine individual or joint rates, toll, charges, classifications, or schedules thereof, as well as commutation, mileage, kilometrage, and other special rates which shall be imposed, observed, and followed thereafter by any public service: *Provided,* That the Commission may, in its discretion, approve rates proposed by public services provisionally and without necessity of any hearing; but it shall call a hearing thereon within thirty days thereafter, upon publication and notice to the concerned parties operating in the territory affected: *Provided, further,* That in case the public service equipment of an operator is used principally or secondarily for the promotion of a private business, the net profits of said private business shall be considered in relation with the public service of such operator for the purposes of fixing the rates.

Similarly, Sec[illegible]ns 8 and 14 of E.O. No. 172 or the ERB Charter conti[illegible] to be in full force by virtue of Sections 44 and 80 o[illegible]e EPIRA. Said provisions of the ERB charter read:

> SEC[illegible] *Authority to Grant Provisional Relief.* — The Boa[illegible]ay, upon the filing of an application, petition o[illegible]plaint or at any stage thereafter and without p[illegible]earing, on the basis of the supporting papers [illegible] verified or authenticated, grant provision[illegible]ief on motion of a party in the case or on its o[illegible]itiative, without prejudice to a final decision [illegible]earing, should the Board find that the pleadings, together with such affidavits, documents and other evidence which may be submitted in support of the motion, substantially support of the

provisional order; *Provided,* That the Board shall immediately schedule and conduct a hearing thereon within thirty (30) days thereafter, upon publication and notice to all affected parties.

SEC. 14. *Applicability Clause.*— The applicability (applicable) provisions of Commonwealth Act No. 146, as amended, otherwise known as the "Public Service Act;" Republic Act No. 6173, as amended, otherwise known as the "Oil Industry Commission Act;" Republic Act No. 6395, as amended, revising the charter of the National Power Corporation under C.A. 120; Presidential Decree No. 269, as amended, also referred to as the "National Electrification Administration Decree;" and Presidential Decree No. 1206, as amended, creating the Department of Energy, shall continue to have full force and effect, except insofar as inconsistent with this Order. (Word in parenthesis supplied)

The above-quoted applicability clause is quite clear. It cannot be argued that the clause could not have referred to the provisions of the prior laws empowering the Public Service Commission (PSC) and the ERB to grant provisional rate adjustments on the premise that the lawmakers deliberately deleted the provisions in the crafting of the EPIRA. Such an argument begs the question. What is clear from Sections 80 and 44 is that the legislators saw the superfluity or needlessness of carrying over in the EPIRA the same provision found in the previous laws. The power to approve provisional rate increases is included among the powers transferred to the ERC by virtue of Section 44 since the grant of that authority is not inconsistent with the EPIRA; rather, it is in full harmony with the thrust of the law which is to strengthen the ERC as the new regulatory body.

Furthermore, under Section 80, only three (3) specific laws were expressly repealed or modified. These are Section 11(c) of Republic Act No. 7916,[47] as amended, Section 5(f) of Republic Act No. 7227[48] and Presidential Decree No. 40.[49] Section 8 of E.O. No. 172 and Section 16(c) of C.A. No. 146 which both grant the regulatory body concerned the authority to approve provisional rate increases are not among the provisions expressly repealed or modified. This clearly indicates the law's intent to transfer the power to the ERC.

Indeed, nary a hint in the EPIRA intimates that the powers of ERC's predecessors not mentioned therein are revoked or repealed. Be it noted that implied repeals are not favored in our jurisdiction.[50] The legislature is presumed to know the existing laws; if it intended a repeal of the earlier law, it should have so expressed that intention in the subsequent statute.[51]

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[47]An Act Creating the Philippine Economic Zone Authority (PEZA).

[48]An Act Creating the Bases Conversion and Development Authority (BCDA).

[49]Establishing Basic Policies for the Electric Power Industry, including making NPC a monopoly and monopsony by vesting it with sole authority to generate and sell electricity.

[50]Jalandoni v. Endaya, G.R. No. L-23894, 24 January 1974, 55 SCRA 262; Villegas v. Subido, G.R. No. L-31711, 30 September 1971, 41 SCRA 190; Iloilo Palay and Corn Planters Association, Inc. v. Feliciano, G.R. No. L-24022, 03 March 1965, 13 SCRA 377; United States v. Reyes, 10 Phil. 423 (1908).

[51]Iloilo Palay and Corn Planters Association, Inc. v. Feliciano, *supra* at 381.

Thus, a statute will not be deemed to have been impliedly repealed by another enacted subsequent thereto unless there is a showing that a plain, unavoidable and irreconcilable repugnancy exists between the two.[52]

Likewise, it may not be asserted with success that the power to grant provisional rate adjustments runs counter to the statutory construction guide provided in Section 75[53] of the law. The section ordains that the EPIRA shall be construed in favor of market competition and people power empowerment, thereby ensuring the widest participation of the people.

To the Court, the goals of market competition and people empowerment are not negated by the ERC's exercise of the authority to approve provisional rate adjustments. The concerns are taken care of by Section 43 of the EPIRA and its IRR. While Section 43 lays down the publication requirement as regards the rate

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[52]Villegas v. Subido, *supra* note 50; Lichauco & Co. v. Apostol and Corpus, 44 Phil 138 (1922).

[53]SEC. 75. *Statutory Construction.* — This Act shall, unless the context indicates otherwise, be construed in favor of the establishment, promotion, preservation of competition and people empowerment so that the widest participation of the people, whether directly or indirectly, is ensured. With respect to NPC's debts and IPP and related contracts, nothing in this Act shall be construed as: (1) an implied waiver of any right, action or claim, against any person or entity, of NPC or the Philippine Government arising from or relating to any such contracts; (2) a conferment of new or better rights to creditors and IPP contractors in addition to subsisting rights granted by the NPC or the Philippine Government under existing contracts.

application, Section 4(e), Rule 3 of the IRR fleshes out the requirement.[54]

Neither is the notion of provisional rate adjustment incompatible with the policy to protect public interest, as enunciated in Section 2(f)[55] of the law. The common weal is not relegated to the back-burner simply by upholding the grant to the ERC of the authority to approve provisional rate adjustments. Again for one, even if there is a ground to grant the provisional rate increase, the ERC may do so only after the publication requirement is met and the consumers affected are given the opportunity to present their side. For another, the rate increase is provisional in character and therefore may be modified or even recalled anytime. Still for another, the ERC is mandated to prescribe a rate-setting

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[54]The IRR requires that the petition for rate adjustment or for any relief must be accompanied by an acknowledgment of receipt of a copy by the legislative bodies of the Local Government Units (LGUs) concerned, together with a certification of the publication of the notice of hearing as required by law. It also provides that the ERC may provisionally grant or deny the relief sought not later than 75 calendar days from the filing of the petition, based thereon and the documents attached thereto, as well as the comments or pleadings of the consumers affected that may have been filed within 30 calendar days from receipt of a copy of the petition or the publication thereof, as the case may be.

[55]Sec. 2. It is hereby declared the policy of the S

. . . .

(b) To protect the public interest as it is affected by the rates and services of electric utilities and other providers of electric power.

methodology "in the public interest"[56] and "to promote efficiency."[57]

For that matter, there is a plethora of provisions in Section 43 and related sections which seek to promote public interest, market competition and consumer protection.[58]

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[56]Sec. 43(f), R.A. No. 9136.

[57]*Ibid.*

[58]The National Grid Code and the Distribution Code are required to include performance and financial capability standards for the players in all the sectors of the industry "to protect the public interest." (Sec. 43(f)). The ERC is tasked to enforce the rules and regulations for the operation of the electricity spot market and the activities of the participants therein to ensure "a greater supply and rational pricing of electricity." (Sec. 43 (i)). In order that the ERC may retain the Return-on-Rate Basis (RORB) as the rate-setting methodology, it is required to observe certain guidelines "to protect the public interest." (Sec. 43(k)). *See* also Sec. 43 (o), (r), (s) and (t)).

The ERC may allow the TRANSCO to charge user fees only "after due notice and hearing." (Sec. 43(n)).

The ERC is empowered to punish abuse of market power, cartelization and anti-competitive behavior. (Sec. 43(o)).

It is required to publish all its decisions involving rates and anti-competitive cases "to ensure fair and unpartial treatment." (Sec. 43(q)).

The promotion of "free market competition" is at the core of the ERC's task to monitor activities in the generation and supply sub-sectors. (Sec. 43(u)). The ERC is commanded to act on applications for cost recovery and return on demand side information projects, (Sec. 73) obviously to spur energy savings and reduction of power rates. The ERC is given original and exclusive jurisdiction over all cases contesting power rates and fees or involving intra-industry disputes. (Sec. 69).

It is the ERC's task to set up a socialized pricing mechanism called a lifeline rate for the marginalized end-users. (Sec. 69). It may extend the cross-subsidies for one (1) year upon a finding that its removal would have "a material adverse effect upon the public interest." In reviewing power purchase and energy conversion agreements between the Philippine National Oil Company-Energy Development Corporation (PNOC-EDC) and the NPC concerning geothermal power plants for the purpose of removing hidden costs or extraordinary mark-ups in the cost of power or steam above their true costs, the ERC shall ensure that all savings realized from the reduction of the mark-ups shall be shared by all end-users. (Sec. 69).

Sec. 43 of the EPIRA, being a list of ERC's new powers, is not inconsistent with Sec. 44

Although the power to grant provisional rate adjustments is not one of the powers mentioned in Section 43, this provision itself characterizes the listed powers as the "key functions in the restructured industry." They are not the typical or traditional prerogatives or functions of regulatory bodies. Reproducing the initial paragraph of the section is illuminating, *viz*:

> The ERC shall promote competition, encourage market development, ensure customer choice and penalize abuse of market power in the restructured electricity industry. In appropriate cases, the ERC is authorized to issue cease and desist order after due notice and hearing. Towards this end, it shall be responsible for the following **key functions in the restructured industry**: (Emphasis supplied).
>
> ....

Significantly, the fundamental power to fix rates is also not one of the functions enumerated under Section 43. Thus, to deny the power to grant provisional rate increase to ERC simply because it is not mentioned in Section 43 is also to deny the power to fix rates to the Commission by the same token. Clearly, the proposition is absurd.

10

Moreover, as the OSG correctly pointed out, to interpret the EPIRA as not retaining the ERC's power to issue provisional orders will wreak havoc on the regulatory environment, which has been painstakingly built and enhanced since the enactment of the EPIRA.[59]

To repeat, the EPIRA grants unto the ERC both old and new powers. The old powers are referred to in Section 44 while the new ones are listed in Section 43 of the law.

The powers enumerated in Section 43 have a common thread. Characterized as the "key functions," they are the ***new*** powers granted to the ERC in relation to the reform and modernization of the electric power industry sought to be achieved by the law. They are also invariably mentioned with particularity in other provisions of the law. In other words, Section 43 merely repeats what is found in the other sections. It is a compendium of powers provided in other provisions of the same law but were not enjoyed by the previous regulatory bodies. It is a statutory tool to achieve clarity and convenience, at least with respect to the new powers.

The powers provided in Section 43 and the corresponding related provisions in the EPIRA are:

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[59]Memorandum for the OSG, Rollo, p. 906.

1. Section 43(a) on the power to implement the rules and regulations of the Act, also provided in Section 177;

2. Section 43(b) on the power to promulgate and enforce the National Grid Code and Distribution Code, also provided in Sections 9, 11, 19, 20, 21, 22, 23 and 24.

3. Section 43(c) on the power to enforce the rules and regulations on the operation of the electricity spot market and on the participants in the spot market, also provided in Sections 30 and 31.

4. Section 43(d) on the power to determine the level of cross-subsidies in the retail rate until its removal, also provided in Section 74;

5. Section 43(e) on the power to amend or revoke the authority to operate of any person or entity for failure to comply with the IRR or an order or resolution of the ERC, also provided in Sections 6, 7, 20, 22, 26, 28, 29 and 30;

6. Section 43(g) on the power to ensure that the charges of the TRANSCO and distribution utilities do not bear cross-subsidies, also provided in Section 74;

7. Section 43(l) on the power to review and approve changes on the terms and conditions of service of the TRANSCO and any distribution utility, also provided in Sections 9, 22 and 23;

8. Section 43(h) on the power to allow the TRANSCO to charge user fees, also provided in Section 9 (b);

9. Section 43(j) on the power to set a lifeline rate for marginalized end-users, also provided in Section 73;

10. Section 43(k) on the power to penalize abuse of market power, cartelization and anti-competitive or discriminatory behavior, also provided in Section 45.

11. Section 43(l) on the power to impose fines and penalties, also provided in Section 46.

12. Section 43(o) on the power to monitor activities in the generation and supply of the electric power industry, also provided in Sections 6 and 29;

13. Section 43(p) on the power to act on application for/or modifications of certificates of public convenience and/or necessity, etc., also provided in Sections 22 and 23;

14. Section 43(r) on the power to act against any participant or player in the energy sector for violations of law, rule or regulation, also provided in Sections 46 and 74.

Notably, under Section 43(u) the ERC is granted "original and exclusive jurisdiction over all cases contesting rates, fees, fines and penalties" imposed thereby in the exercise of its functions and responsibilities in Section 43.

In determining the extent of powers possessed by the ERC, the provisions of the EPIRA must not be read in separate parts. Rather, the law must be read in its entirety, because a statute is passed as a whole, and is animated by one general purpose and intent. Its meaning cannot to be extracted from any single part thereof but from a general consideration of the statute as a whole.[60]

Considering the intent of Congress in enacting the EPIRA and reading the statute in its entirety, it is plain to see that the law has ***expanded*** the jurisdiction of the regulatory body, the ERC in this case, to enable the latter to implement the reforms sought to be accomplished by the EPIRA. When the legislators decided to broaden the jurisdiction of the ERC, they did not intend to abolish or reduce the powers already conferred upon ERC's

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[60]Aisporna v. Court of Appeals, G.R. No. L-39419, April 12, 1982, 113 SCRA 459.

ro/

predecessors. To sustain the view that the ERC possesses only the powers and functions listed under Section 43 of the EPIRA is to frustrate the objectives of the law.

All the foregoing undeniably lead to the conclusion that the ERC, under Sections 43(u), 44 and 80 of the EPIRA, in relation to Section 16 (c) of the Public Service Act and Section 8 of E.O. No. 172, possesses the power to grant provisional rate adjustments subject to the procedure laid down in these laws as well as in the IRR.

Legislative history supports ERC's power to grant provisional rate adjustments

A brief review of the legislative history of the regulatory bodies which preceded the ERC is instructive.

The first regulatory body was the Board of Rate Regulation (BRR) which came into existence in 1907.[61] It had the power, **after a full hearing,** to fix, revise, regulate, reduce or increase the rates charged by public service corporations from time to time.[62] In 1913, the Board of Public Utility Commissioners (BPUC) was

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[61]Act No. 1779 (1907).

[62]Section 5 in relation to Section 16, *Id.* The provisions read:

> Sec. 5. The said Board shall exercise a watchful and careful supervision over the rates of every public service corporation, and **the said Board shall have the power and it shall be its duty to fix, revise, regulate, reduce, or increase the said rates from time to time** as justice to the public and

created to take over the functions of the BRR.[63] The BPUC was empowered, **after conducting a hearing**, to fix rates imposed by any public utility.[64] In addition, it

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the corporation may require. The Board shall have the power, and it shall be its duty to examine into and keep informed as to the compliance of public service corporations with the orders of the Board and with all provisions of law and their charters and franchises as to rates.

Sec. 16. **The said Board is authorized and empowered** and it shall be its duty whenever, **after full hearing**, it shall be of the opinion that any of the rates charged by any public-service corporation subject to the provisions of this Act for any service rendered or to be rendered, or that any regulations or practices whatever of such public-service corporation affecting such rates, are unjust or unreasonable or unduly discriminative, or unduly preferential or prejudicial, or otherwise in violation of any of the provisions of this Act, the Board shall **determine what should be the just and reasonable rate or rates** to be thereafter observed in such case, and what regulations or practices in respect to such service are just, fair, and reasonable to be thereafter followed; and to make an order that the said public-service corporation shall cease and desist from such violation, to the extent to which the Board finds the same to exist, and shall not thereafter publish, demand, or collect any rate for such service rendered or to be rendered in excess of the rate so prescribed and shall conform to the regulation or practice so prescribed. (Emphasis supplied)

[63]SEC. 42 of Act No. 2307 provides:

All the powers and duties of the Board of Rate Regulation created by Act Numbered Seventeen Hundred and Seventy-Nine, and all subsequent amendments and additions thereto are hereby transferred to, and become a part of the duties and powers of, the Board of Public Utility Commissioners, who shall hereafter discharge all the duties that have heretofore been required of the Board of Rate Regulation; and any Act or part of Act inconsistent with the provisions of such transfer and the provisions of this Act is hereby repealed.

[64]Section 15(c), Act 2307 provides:

The Board shall have the power:

...

(c) **After hearing**, upon notice by order in writing, **to fix just and reasonable individual rates, joint rates, tolls, charges, or schedules** thereof, as well as commutation, mileage, and other special rates which shall be imposed, observed and followed thereafter by any public utility as herein defined, whenever the Board shall determine any existing individual rate, joint rate, toll, charge or schedule thereof or commutation,

16

had the power to hear and determine, upon a written complaint or *motu proprio,* whether any increase or changes in classification of rates proposed by a public utility is just and reasonable. **Pending such hearing and determination, the BPUC had the power to order the suspension of the increase or change in classification for a period not exceeding three (3) months.**[65]

The BPUC was shortly replaced by the PSC. Under its Charter,[66] the PSC was authorized to fix rates and **approve provisional rate adjustments.**[67]

With the advent of Martial Law, on September 24, 1972, then President Marcos through Presidential Decree No. 1 reorganized the executive branch of the National Government and implemented the Integrated

---

mileage, or other special rate to be unjust, unreasonable, insufficient, or unjustly discriminatory or preferential. (Emphasis supplied)

[65]Section 16(h), Act No. 2307 provides:

> **When any public utility** as herein defined **shall increase any existing individual rates, joint rates, tolls, charges, or schedules thereof, as well as commutation, mileage, and other special rates, or change or alter any existing classification, the Board shall have the power, either upon written complaint or upon its own initiative to hear and determine whether the said increase, change or alteration is just and reasonable.** The burden of proof to show that the said increase, change, or alteration is just and reasonable shall be upon the public utility making the same. **The Board shall have the power pending such hearing and determination to order the suspension of the said increase, change, or alteration, not exceeding three months.** It shall be the duty of the said Board to approve any such increase, change, or alteration upon being satisfied that the same is just and reasonable. (Emphasis supplied)

[66]C.A. No. 146 (1936).

[67]*See* p. 21, *supra.*.

Reorganization Plan. Under the Plan, the Board of Power and Waterworks (BOPW) was created in place of the PSC, taking over the "pertinent regulatory and adjudicatory functions" of the latter.[68]

Later, President Marcos created the Board of Energy (BOE) through Presidential Decree No. 1206, transferring to it the powers and functions of the BOPW relative to power utilities.[69]

The Board of Energy had the authority to grant provisional rate adjustments on the basis of the last paragraph of Section 11 of P.D. No. 1206, which reads:

....

> Likewise, the foregoing transfers of powers and functions of the abolished agencies shall be to the extent that they are not modified by any specific provision of this Decree.

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[68]Integrated Reorganization Plan, Art. III, pars. 1 and 6.

[69]Sec. 11(e), P.D. No. 1206. "The Board of Power and Waterworks is abolished and its powers and functions are transferred to the Board of Energy, while its powers and functions relative to waterworks are transferred to the National Water Resources Council." Sec. 9 provides in part:

> "The Board shall, after due notice and hearing, exercise the following powers and functions, among others:
>
> . . . .
>
> c. Regulate and fix the power rates to be charged by electric companies except (1) electric cooperatives which shall continue to be governed by Presidential Decree No. 269, as amended, and (2) the National Power Corporation which shall continue to be governed by Republic Act No. 6395,as amended.

. . . .

This Court, in *Bautista v. Board of Energy*,[70] held that the Board of Energy derived its prerogative to grant provisional relief not only from Section 11 of P.D. No. 1128, amending Section 12 of R.A. No. 6173, but also from Section 16(c) of the Public Service Act.[71]

The BOE in turn was replaced by the ERB pursuant to E.O. No. 172. Sections 8[72] and 14[73] of the E.O. empowered the ERB to grant provisional rate adjustments.

Historically, therefore, in this jurisdiction, at least beginning with the Public Service Act in 1936, the regulatory bodies concerned have exercised the power to grant provisional rate adjustments only because there was a statutory grant of such power.

The foregoing recital establishes the following salient points: (1) Section 16(c) of the Public Service Act authorizing the approval of provisional rate increases has never been repealed and as such continues to be in full force and effect up to the present; (2) The BOPW had the power to grant provisional rate increases on the

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[70] G.R. No. 75016, January 13, 1989, 169 SCRA 167.

[71] *Id.* at 172-173.

[72] *Supra*, pp. 21-22.

[73] *Supra*, p. 22.

basis of the provision of the Integrated Reorganization Plan that the pertinent powers of the PSC were transferred to it; (3) The applicability clause found in Section 44 of the EPIRA is the same as or similar to the applicability clauses contained in Sections 11 and 21 of P.D. No. 1206 and Section 14 of E.O. No. 172; and, (4) The applicability clause or transfer of power provision is sufficient to effect the transfer of powers from a regulatory agency to its successor.

All told, the provisions of the Public Service Act[74] and E.O. No. 172[75] which relate to the power of the regulatory body to approve provisional rates continue to have full force and effect, and the power was transferred to the ERC by virtue of Section 80 in relation to Section 44 of the EPIRA. Said provisions are not inconsistent with the EPIRA except the directives therein dispensing with the need for prior hearing. They are deemed modified to the extent that the EPIRA imposes a publication requirement[76] and, through the IRR, assures the customers affected the opportunity to oppose or comment on the application for provisional rate adjustment before it is acted upon by the ERC.[77]

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[74] *Supra*, p. 21.

[75] *Supra*, pp. 21-22.

[76] Sec. 43, R.A. No. 9136.

[77] Sec. 4(e), Rule 3, IRR.

Indeed, both the letter and spirit of the law require that the authority of the ERC to grant provisional power rate adjustments should be upheld. The law is so clear that it cannot be misread.

Grave Abuse of Discretion

The FDC contends that the issuance of the November 27, 2003 *Order* provisionally approving MERALCO's application for rate increase is void because, among others, the affected sectors were not afforded the opportunity to be heard. Since the issuance of provisional orders is quasi-judicial in character, the ERC cannot dispense with the requirements of notice and hearing.[78] It likewise claims that the ERC based the provisional increase only on MERALCO's bare allegation that it was in dire financial straits, as there was no proof of MERALCO's actual financial condition.[79]

Petitioners-in-intervention, for their part, argue that the ERC issued the assailed *Order* in haste, thereby virtually ignoring the opposition expressed by the oppositors in their pleadings submitted to the Commission. They point out that the issuance by the ERC of the *Order* notwithstanding the failure of

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[78]Memorandum for the FDC, Rollo, pp. 967-970.

[79]*Id.* at 970-972.

MERALCO to comply with the publication requirement under Section 4(e), Rule 3 of the IRR manifests the Commission's partiality for MERALCO.[80]

Significantly, the OSG is also of the view that the proceedings before the ERC relative to MERALCO's *Application* is defective. Among the defects, according to the OSG, are MERALCO's failure to publish its *Application* or at least a summary of the reasons for its application, as required by Section 4(e), Rule 3 of the IRR; the ERC's failure to consider the serious objections raised by the oppositors to the application and the ERC's failure to resolve the motions for production of documents filed by several oppositors.[81]

Maintaining that FDC and the petitioners-in-intervention have failed to show any grave abuse of discretion on its part, the ERC stresses that it is authorized under the law to issue provisional rate adjustments without conducting a prior hearing and that such issuance may be made permanent, modified or denied in the course of the main proceeding.[82]

The ERC also argues that Section 4(e) of the IRR does not require the publication of the *Application* itself,

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[80]Memorandum for Petitioners-in-Intervention, *Id.* at 629-633.

[81]Memorandum for the OSG, *Id.* at 1015-1027.

[82]Memorandum for the ERC, *Id.* at 724-732.

citing in support of its contention the ruling of the Court in *Beautifont, Inc. v. Court of Appeals*[83] that Section 7 of the Permissible Investments Law requires the publication of the summary or abstract of the application, not the application itself.[84] The ERC further asserts that it is premature for the Court to rule on the issue of whether it acted with grave abuse of discretion in issuing the November 27, 2003 *Order* considering that MERALCO's main petition is pending hearing before it.[85]

In its *Memorandum,* MERALCO maintains that the ERC acted not with grave abuse of discretion but rather in accordance with its duty under Section 43(f) of the EPIRA to fix rates that will allow the recovery of just and reasonable costs and a reasonable return on rate base (RORB) to operate viably. MERALCO insists that the ERC had substantial basis for issuing the assailed *Order.*[86]

The Court is convinced of the meritoriousness of FDC's position which is the same stance taken by the petitioners-in-intervention and the OSG.

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[83]G.R. No. L-50141, January 29, 1988, 157 SCRA 481.

[84]Memorandum for the ERC, Rollo, pp. 738-740.

[85]*Id.* at 748-750.

[86]Memorandum for MERALCO, *Id.* at 669-675.

Under Section 16(c), C.A. No. 146 and Section 8, E.O. No. 172 in relation to Sections 43 and 80 of the EPIRA, the ERC may grant provisional rate adjustments without first conducting a hearing prior to such grant. However, it is required to conduct a hearing on the propriety of the grant of provisional rate adjustments within 30 days from the issuance of the provisional order.[87]

Section 4(e), Rule 3 of the IRR requires the ERC to resolve the motion for issuance of a provisional order within seventy five (75) calendar days from the filing of the application or petition. If, within 30 days from the publication of the application or receipt of a copy thereof, an affected consumer or the Local Government Unit (LGU) concerned files with the ERC a comment on the prayed for provisional rate adjustment and/or the application itself, the ERC is mandated to consider such comment in its action on the prayer for provisional rate adjustment. Section 4(e), Rule 3 reads in full:

> Any application or petition for rate adjustment or for any relief affecting the consumers must be verified and accompanied with an acknowledgement of receipt of a copy thereof by the LGU Legislative body of the locality where the applicant or petitioner principally operates together with the **certification of the notice of publication thereof in a newspaper of general circulation in the same locality.**

---

[87]Sec. 4(e), Rule 3, IRR.

> The ERC may **grant provisionally or deny the relief prayed** for not later than seventy five (75) calendar days from the filing of the application or petition, **based** on the same or supporting documents attached thereto and **such comments or pleadings the customers or the LGU concerned may have filed within thirty (30) calendar days from receipt of a copy of the application or petition or from the publication thereof as the case may be.**
>
> Thereafter, the ERC shall conduct a formal hearing on the application or petition, giving proper notices to all parties concerned, with at least one public hearing in the affected locality, and shall decide the matter on the merits not later than twelve (12) months from the issuance of the aforementioned provisional order.
>
> ... (Emphasis supplied)

Two postulates evidently flow from a reading of Section 4(e), Rule 3. First, the publication of the application itself is required, not merely the notice of hearing issued by the ERC. Second, in granting a provisional authority, the ERC must consider not only the evidence submitted by the applicant in support thereof, but also the comments of the consumers and the Local Government Units (LGUs) concerned.

It is suggested that the IRR provision in point should be construed as granting the ERC the power to issue provisional rate adjustments *ex parte*.[88] Such

[88]Dissenting Opinion of *J.* Puno, p. 39.

power, partaking as it does the nature of the police power of the State, is conferred on administrative agencies like the ERC to enable them to pursue temporary measures to address problems that cannot wait until the completion of formal proceedings. Thus, the ERC may grant provisional rate adjustments **on the basis of** the public utility's application and supporting documents, and **the pleadings submitted by other parties may have filed at that time**. Thereafter, it is mandated to hold a full-blown hearing to resolve the case on the merits.[89]

Concededly, like Section 16(c), C.A. No. 146 and Section 8, E.O. No. 172, Section 4(e), Rule 3 of the IRR does not require the conduct of a hearing prior to the issuance of a provisional order. However, reading the aforementioned provisions of the Public Service Act, the ERB Charter and the IRR in relation to one another, as they should be read, the inexorable conclusion is that the provisional order cannot be issued under the circumstances **based exclusively on the application and supporting documents thereof.** The IRR explicitly requires, as a prerequisite to such issuance, that the ERC consider **also** the comments of the consumers and the LGUs concerned on the application which were filed within thirty (30) days from their receipt of a copy of the application or the publication thereof.

---

[89] *Id.* at 39-48.

In other words, the ERC must wait for thirty (30) days from service of copies of the application for rate adjustments on interested parties or from the publication of such application before it can issue a provisional order. If after the 30th day, no comments are filed by concerned parties, then and only then may the ERC, if it deems proper under the circumstances, issue a provisional order on the basis of the application and its supporting documents.

To synthesize, the new order on rate adjustments is as follows:

(1) The applicant must file with the ERC a verified application/petition for rate adjustment. It must indicate that a copy thereof was received by the legislative body of the LGU concerned. It must also include a certification of the notice of publication thereof in a newspaper of general circulation in the same locality.

(2) Within 30 days from receipt of the application/petition or the publication thereof, any consumer affected by the proposed rate adjustment or the LGU concerned may file its comment on the application/petition, as well as on the motion for provisional rate adjustment.

(3) If such comment is filed, the ERC must consider it in its action on the motion for provisional rate

adjustment, together with the documents submitted by the applicant in support of its application/petition. If no such comment is filed within the 30-day period, then and only then may the ERC resolve the motion for provisional rate adjustment on the basis of the documents submitted by the applicant.

(4) However, the ERC need not conduct a hearing on the motion for provisional rate adjustment. It is sufficient that it consider the written comment, if there is any.

(5) The ERC must resolve the motion for provisional rate adjustment within 75 days from the filing of the application/petition.

(6) Thereafter, the ERC must conduct a full-blown hearing on the application/petition not later than 30 days from the date of issuance of the provisional order and must resolve the application/petition not later than 12 months from the issuance of the provisional order.[90] Effectively, this provision limits the lifetime of the provisional order to only 12 months.

Section 4(e), Rule 3 of the IRR, outlining as it does the approval process for an application or petition for provisional rate adjustment, enforces not only Section 43(u) thereof but also Sections 44 and 80 which, as earlier

---

[90]Section 4(e), Rule 3, IRR.

stated, refer to the powers of the ERB passed on to the ERC and found in other prevailing laws, such as Section 16(c) of the Public Service Act.

The validity of the IRR, including Section 4(e) under Rule 3 thereof, is not in dispute.

The IRR was crafted by the Department of Energy (DOE) in consultation with relevant government agencies in accordance with its mandate under the EPIRA.[91] It was promulgated on the same day that it was approved by the Joint Congressional Power Commission on February 27,

---

[91]The Department of Energy is tasked with the duty of formulating the implementing rules of the EPIRA under Section 37(p) in relation to Section 77 of the law. Sections 37(p) and 77 read:

> Section 37. *Powers and Functions of the DOE.*—In addition to its existing powers and functions, the DOE is hereby mandated to supervise the restructuring of the electricity industry, In pursuance thereof, Section 5 of RA 7638 otherwise known as "The Department of Energy Act of 1992" is hereby amended to read as follows:
>
> ...
>
> (p) formulate such rules and regulations as may be necessary to implement the objectives of this Act;
>
> ....
>
> Section 77. *Implementing Rules and Regulations.* -The DOE shall, in consultation with relevant government agencies, the electric power participants, non-government organizations and end-users, promulgate the Implementing Rules and Regulations (IRR) of this Act within six months from the effectivity of this Act subject to the approval by the [Joint Congressional] Power Commission.

n

2002.[92] This Commission is composed of fourteen (14) members of the Senate and the House.[93]

It is settled that an administrative agency possesses the power to issue rules and regulations to implement the statute which it is tasked to enforce, unless another agency is the one so authorized by the law as in the case of the EPIRA. This is so because it is impracticable, if not impossible, for the legislature to anticipate and provide for the multifarious and complex situations that may be encountered in enforcing the law. So long as the rules and regulations are germane to the objects and purposes of the law and conforms to the standards prescribed thereby, they are deemed to have the force and effect of law.[94]

In *Victoria's Milling Co., Inc. v. Social Security Commission*,[95] the Court explained:

---

[92] *See* Sec. 77, R.A. No. 9136; *supra* note 91.

[93] *See* Sec. 62, R.A. No. 9136.

[94] People v. Maceren, G.R. No. L-32166, October 18, 1977, 79 SCRA 450, *citing* People v. Exconde, 101 Phil 1125; Director of Forestry v. Muñoz, G.R. No. L-24786, June 28, 1966, 23 SCRA 1183; and Geukeko v. Araneta, 102 Phil. 706; Rizal Empire Insurance Group, *et al.* v. National Labor Relations Commission, G.R. No. L-73140, May 29, 1987, 150 SCRA 565; Español v. Chairman, Philippine Veterans Association, G.R. No. L-44616, June 28, 1985, 137 SCRA 314; Antique Sawmill, Inc. v. Zayco, *et al.*, G.R. No. L-250051, May 30, 1966, 17 SCRA 316; Valerio v. Secretary of Agriculture and Natural Resources, G.R. No. L-18587, April 23, 1963, 7 SCRA 719; Pascual v. Commissioner of Customs, G.R. No. L-12219, April 25, 1962, 4 SCRA 1020.

[95] 114 Phil. 555 (1962).

> When an administrative agency promulgates rules and regulations, it "makes" a new law with the force and effect of a valid law, ...Rules and regulations when promulgated in pursuance of the procedure or authority conferred upon the administrative agency by law, partake of the nature of a statute ...This is so because statutes are usually couched in general terms, after expressing the policy, purposes, objectives, remedies and sanctions intended by the legislature. The details and the manner of carrying out the law are often times (sic) left to the administrative agency entrusted with its enforcement. In this sense, it has been said that rules and regulations are the product of a delegated power to create new or additional legal provisions that have the effect of law....[96]

The challenged provisional rate increase transgresses Section 4(e), Rule 3 of the IRR in two major respects. The violations involve a couple of new requirements prescribed by the IRR. These are, first, the need to publish the application in a newspaper of general circulation in the locality where the applicant operates; and second, the need for ERC to consider the comments or pleadings of the customers and LGU concerned in its action on the application or motion for provisional rate adjustment.

Obviously, the new requirements are aimed at protecting the consumers and diminishing the disparity or imbalance between the utility and the consumers. The publication requirement gives them enhanced opportunity to consciously weigh the application in terms

---

[96] *Ibid* at 558.

of the additional financial burden which the proposed rate increase entails and the basis for the application. With the publication of the application itself, the consumers would right from the start be equipped with the needed information to determine for themselves whether to contest the application or not and if they so decide, to take the needed further steps to repulse the application. On the other hand, the imposition on the ERC to consider the comments of the customers and the LGUs concerned extends the comforting assurance that their interest will be taken into account. Indeed, the requirements address the right of the consuming public to due process and at the same advance the cause of people empowerment which is also a policy goal of the EPIRA along with consumer protection.

Corollarily, the requirements seek to temper the lack of fairness implicit in the kind of *ex parte* modality theretofore followed in regard to applications for provisional rate increases. Before the adoption of the IRR provision, to secure a provisional rate adjustment all that a public utility needed to do was to file the corresponding application with the supporting documents. Without the burden of a hearing and in total disregard of the opposition, the applicant could press the regulatory body to grant the application. With the new protocol under the IRR, the ERC is tasked to pass upon the comments or opposition of the consumers and the LGUs in its

resolution of the application for provisional rate adjustment. Consequently, for the ERC to be true to its mission and to prevent evisceration of the new requirements, it should mention in the provisional order the points and arguments of the oppositors which it adopts or give its reasons if it does not uphold them. In other words, the proof of its compliance with the requirements should appear in the provisional order itself.

While the system of interim rates cannot be dispensed with since it helps ensure the financial viability of a public utility which it needs to be able to deliver adequate service to the consumers, the system may be abused to the detriment of the consumers if not enough safeguards are put in place. It happened many times before that after the provisional rate increase had been granted, no action on the main petition was taken, or if one was taken it was made only after the lapse of a considerable period of time. The ultimate effect of the inaction or delay was virtually to make the provisional rate permanent. Thus, the consumers were made to pay what effectively evolved to be the permanent rate without the benefit of a hearing. In the meantime, the collections on the provisional rate were spent by the utility.

In a recent decision,[97] this Court ordered MERALCO to make a refund which remains uncomplied with up to the present, to the prejudice of the consumers. **The consumers will similarly suffer if MERALCO, or any power utility for that matter, is allowed to collect on a provisional rate increase, the application for which they effectively have no knowledge of.**

The new requirements address the dismal scenario by ensuring dissemination of information on the application for rate increase and consideration by the ERC of the written position taken by consumers in its action on the motion for provisional rate increase.

The publication and comment requirements, like the 30-day period also imposed in Section 4(e), Rule 3 of the IRR, are in keeping with some of the avowed policies of the EPIRA. These are to protect the public interest *vis-à-vis* the rates and services of electric utilities and other providers of electric power,[98] to ensure transparent and reasonable prices of electricity in a regime of free and fair

---

[97]Republic of the Philippines, represented by Energy Regulatory Board v. Manila Electric Company, G.R. No. 141369, November 15, 2000; 391 SCRA 700. In ruling that income tax as operating expense cannot be allowed for rate-determination purposes which MERALCO did, this Court opened its decision with a memorable pro-people statement: "In third world countries like the Philippines, equal justice will have a synthetic ring unless the economic rights of the people, especially the poor, are protected with the same resoluteness as their right to liberty. The cases at bar are of utmost significance for they concern the right of our people to electricity and to be reasonably charged for their consumption." *Ibid.*, at 704.

[98]Sec. 2(f), R.A. No. 9136.

competition and full public accountability for greater operational and economic efficiency, to enhance the competitiveness of Philippine products in the global market,[99] and to balance the interests of the consumers and the public utilities providing electric power through the fair and non-discriminatory treatment of the two sectors.[100]

Clearly, therefore, although the new requirements are procedural in character, they represent significant reforms in public utility regulation as they engender substantial benefits to the consumers. It is in this light that the new requirements should be appreciated and their observance enforced.

The record shows that MERALCO failed to comply with the publication requirement prescribed by the IRR. What the IRR requires to be published is the application itself. In fact, it even requires the applicant to submit the "certification of the notice of publication" of the "application or petition for rate adjustment"[101] together with the application/petition to the ERC. The *Notice,* quoted in full hereunder, which MERALCO caused to be published on October 10, 2003 in the *Manila Times*, does not comply with the requirement, thus:

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[99]Sec. 2(c), R.A. No. 9136.

[100]Sec. 2(e), R.A. No. 9136.

[101]Sec. 4(e), Rule 3, IRR.

MANILA ELECTRIC COMPANY
Pasig City

NOTICE OF APPLICATION

Pursuant to paragraph (e), Section 4, Rule 3 of the Implementing Rules and Regulations of R.A. 9136, **notice is hereby given that an Application** dated October 8, 2003, for the approval of revised rate schedules and provisional authority, **will be filed** by the MANILA ELECTRIC COMPANY with address at Meralco Center, Ortigas Avenue, Pasig City, before the Energy Regulatory Commission.

Issued this 9th day of October 2003.

(Sgd). GIL S. SAN DIEGO
Vice President and Head
Legal Services[102] (Emphasis supplied)

ERC invokes the case of *Beautifont, Inc. v. Court of Appeals*,[103] involving the deciphering of the publication requirement in the Permissible Investments Law, R.A. No. 5455, where this Court held that the law did not require the publication of the subject application itself with the Board of Investments.[104] The case, however, is not *apropos*. For one thing, despite some imprecision in a segment of the provision involved, other parts thereof clearly signify that only the notice of the application is meant to be published. Here, the IRR provision clearly refers to the application itself which is required to be

[102]Rollo, pp. 753-754.

[103]*Supra,* note 83.

[104]Rollo, pp. 738-739.

published. For another, in *Beautifont* the Court was quite explicit that under the provision involved not just the notice of application "but an abstract or summary thereof, comprehending the items mentioned"[105] had to be published and it intimated that the item actually published complied with the law. Here, what was actually published is a mere **notice of the intent to file an application**. Nothing more, nothing less.

For its part, MERALCO alleges that it relied on the ERC's interpretation that what had to be published "is simply a notice of the intent to file an application"[106] So, it "caused the publication of such notice before it filed the application."[107] As it is feeble and self-defeating, the claim is also incongruent with the position actually presented by the ERC in this case.[108]

In this regard, the stance taken by the OSG as the People's Tribune deserves to be quoted, thus:

> The first paragraph of Section 4(e) of Rule 3 of the EPIRA IRR provides that a "petition for rate adjustment x x x must be x x x accompanied with x x x the certification of the notice of publication thereof in a newspaper of general circulation in the x x x locality." It is very clear from the above-cited rule that the

[105] *Ibid.*

[106] Memorandum for MERALCO, *Id.* at 680.

[107] *Id.*

[108] *See* Memorandum for the ERC, *Id.* at 734-740.

10

> application for rate adjustment must be published in a newspaper of general circulation.
>
> In the case of MERALCO in ERC Case No. 2003-480, it appears that only a notice of hearing has been published. The notice that was published did not cite the essential allegations or contain a summary of the reasons in support of the application for rate increase.
>
> The purpose of the publication of the application or the essential allegations or summary of the reasons given for the relief sought in the application for rate adjustment contained in the notice of hearing in a newspaper of general circulation is to inform and enable the consumers in the applicant's franchise area to understand as much as possible the application as well as the reasons therefore. This is more so because the relief sought will have an immediate and great impact on the consumers.[109]

The November 27, 2003 *Order* reveals that the ERC did not consider the opposition to MERALCO's *Application* and other pleadings filed by several concerned parties in determining whether the rate increase applied for by MERALCO should be approved provisionally.

The ERC's provisional approval of MERALCO's application for rate increase was based on MERALCO's say-so alone, including the purported value of its assets as of the year 2002 and its claimed financial difficulties, resulting according to it in its deferral of forty-two (42) major capital projects and failure to meet its maturing debt obligations. In the assailed *Order*, the Commission

---

[109] *Id.* at 914-915.

held that MERALCO's inability to construct its capital projects to meet the growing demand of its customers and to ensure the reliability and efficiency of its existing system would ultimately be to the prejudice of the consumers.[110]

The provisional authority to impose increased rates was approved notwithstanding the fact that soon after MERALCO filed its *Application* on October 10, 2003, FDC and NASECORE expressed their intention to file their respective oppositions to the *Application*,[111] and later their respective *Motions for Production of Documents.*[112] Neither did the ERC consider the *Letter* dated October 24, 2003 of Lualhati (a consumer), seeking the dismissal of the *Application.*

Although on November 13, 2003, the ERC issued an *Order* requiring MERALCO to comment on NASECORE's *Motion for Production of Documents*,[113] it failed to resolve the same, as well as FDC's similar *Motion*, before issuing its November 27, 2003 *Order*. The motions filed by NASECORE and FDC should have been acted upon by the ERC prior to resolving MERALCO's prayer for

---

[110]Order, *Ibid* at 23-25.

[111]NASECORE sent its letter to the ERC expressing its intention on October 14, 2003. FDC expressed the same intention it its October 29, 2003 letter to the ERC. *See* Memorandum for the ERC, *Id.* at 693.

[112]*Id.* at 444-447, 54-55.

[113]*Id.* at 450.

provisional rate increase, because NASECORE and FDC would be able to express their agreement or opposition to MERALCO's *Application* only after perusing the documents presented, if their *Motions* were granted; or in case the *Motions* were denied, they could at least make known their respective positions on the *Application* on the basis of the documents submitted by MERALCO. Certainly, the spirit if not the language of the IRR provision should have led ERC to treat the motions which are preludes to active opposition to the application in a more favorable light and in a less cavalier fashion. Without even mentioning the motions in its *Order*, ERC granted the motion for provisional rate increase.

The foregoing clearly establish that ERC failed to comply with the requirements of Rule 4(e), Rule 3 of the IRR publication and comment requirements of Rule 4(e), Rule 3 of the IRR.

In *Benito v. Commission on Elections*,[114] we held that:

> Grave abuse of discretion means "such capricious and whimsical exercise of judgment as is equivalent to lack of jurisdiction, or, in other words where the power is exercised in an arbitrary or despotic manner by reason of passion or personal hostility, and it must be so patent and gross as to amount to an evasion of positive duty or to a virtual

---

[114]G.R. No. 134913, January 19, 2001, 349 SCRA 705.

> refusal to perform the duty enjoined or to act at all in contemplation of law." It is not sufficient that a tribunal, in the exercise of its power, abused its discretion; such abuse must be grave. (Citations omitted)[115]

It is settled that there is grave abuse of discretion when an act is done contrary to the Constitution, the law or jurisprudence,[116] or when executed whimsically, capriciously or arbitrarily out of malice, ill will or personal bias.[117]

What makes the challenged *Order* particularly repugnant is that it involves a blatant and inexcusable breach of the very rules which the ERC is mandated to observe and implement. The violated provision which is Section 4(e), Rule 3 of the IRR specifies how the ERC should exercise its power to issue provisional orders pursuant to Section 44 in relation to Section 80 of the EPIRA. Since the IRR was issued pursuant to the EPIRA, Section 4(e) of Rule 3 as part of the IRR has the force

---

[115]*Id.* at 713-714.

[116]Republic v. Cocofed, G.R. Nos. 147062-64, December 14, 2001, 372 SCRA 462.

[117]Tañada v. Angara, G.R. No. 118295, May 2, 1997, 272 SCRA 18.

and effect of law[118] and thus should have been complied with.

In view of the infirmities which attended the issuance of the November 27, 2003 *Order*, particularly: (1) the failure of MERALCO to publish its *Application* or at least a summary thereof; (2) the failure of the ERC to resolve the *Motions for Production of Documents* filed by the oppositors to MERALCO's *Application* before acting on the motion for provisional rate adjustment; and (3) the failure of the ERC to consider the arguments raised by the oppositors in their respective pleadings prior to the issuance of the assailed *Order*, the Court declares void the November 27, 2003 *Order* of the ERC for having been issued with grave abuse of discretion.

One final word. The character of the infirmities which taint the challenged *Order* is such that it precludes the remand of the case to the ERC without invalidating the *Order*. The defect of the notice as published is deemed of so serious a nature as to negate the notice altogether and forestall the ERC's assumption of jurisdiction over MERALCO's *Application* and its prayer

---

[118]Rizal Empire Insurance Group, *et al.* v. National Labor Relations Commission, *supra*, note 94; Español v. Chairman, Philippine Veterans Association, *supra*, note 94; Antique Sawmill, Inc. v. Zayco, *et al.*, *supra*, note 94; Valerio v. Secretary of Agriculture and Natural Resources, *supra*, note 94; Pascual v. Commissioner of Customs, *supra*, note 94.

for provisional rate increase. Similarly, the ERC's failure to consider the oppositions and motions already on record in issuing the challenged *Order* and to act upon other relevant motions has such grave due process implications that render the *Order* void, independently of its breach of its own rules. Thus, should the case be simply remanded to the ERC without further action by the Court, the defects would not be cleansed and they would retain their potency and still serve as solid basis to nullify the challenged *Order* and all other issuances of the ERC which would be infected by the infirmities. Indeed, such a denouement would be inescapable once the application is elevated again to this Court in connection with the infirm issuances. Clearly then, a remand is not in the best interest of MERALCO and the ERC. Rather, it is to their advantage, same as with the consumers, that they begin again on a clean slate.

WHEREFORE, the *Petition* and the *Petition-in-Intervention* are GRANTED, and the November 27, 2003 *Order* of the respondent Energy Regulatory Commission in ERC Case No. 2003-480, granting provisional rate increases to the respondent MERALCO, is DECLARED VOID and accordingly SET ASIDE.

Respondent Commission is DIRECTED to comply with Section 4(e), Rule 3 of the Implementing Rules and Regulations of Republic Act No. 9136, particularly the

publication and comment requirements therein, in conformity with this *Decision*, in acting upon and resolving respondent MERALCO's prayer for provisional rate increase in its *Application* dated October 8, 2003 in ERC Case No. 2003-480.

SO ORDERED.

DANTE O. TINGA
Associate Justice

WE CONCUR:

HILARIO G. DAVIDE, JR.
Chief Justice

Pls see Concurring and Dissenting Opinion.

REYNATO S. PUNO
Associate Justice

JOSE C. VITUG
Associate Justice

ARTEMIO V. PANGANIBAN
Associate Justice

LEONARDO A. QUISUMBING
Associate Justice

Please see my separate Opinion wherein I join Sr. Justice Puno in his Concurring and Dissenting Opinion

CONSUELO YNARES-SANTIAGO
Associate Justice

ANGELINA SANDOVAL-GUTIERREZ
Associate Justice

ANTONIO T. CARPIO
Associate Justice

Pls. see concurring and dissenting opinion.

MA. ALICIA AUSTRIA-MARTINEZ
Associate Justice

RENATO C. CORONA
Associate Justice

CONCHITA CARPIO-MORALES
Associate Justice

ROMEO J. CALLEJO, SR.
Associate Justice

I take no part - former counsel of Morales.

ADOLFO S. AZCUNA
Associate Justice

CERTIFICATION

Pursuant to Article VIII, Section 13 of the Constitution, it is hereby certified that the conclusions in the above Decision were reached in consultation before the case was assigned to the writer of the opinion of the Court.

HILARIO G. DAVIDE, JR.
Chief Justice

G.R. No. 161113 – FREEDOM FROM DEBT COALITION, ANA MARIA NEMENZO, as PRESIDENT OF FREEDOM FROM DEBT COALITION, MA. TERESA I. DIOKNO-PASCUAL, REP. LORETTA ANN ROSALES (PARTYLIST AKBAYAN), REP. JOSE VIRGILIO BAUTISTA (PARTYLIST SANLAKAS), REP. RENATO MAGTUBO (PARTYLIST MANGGAGAWA), *Petitioners,* and BAGONG ALYANSANG MAKABAYAN (BAYAN), BAYAN MUNA PARTYLIST, KILUSANG MAYO UNO (KMU), GABRIELA WOMEN'S PARTYLIST, ANAKPAWIS PARTYLIST, KALIPUNAN NG DAMAYANG MAHIHIRAP (KADAMAY), AND SAMAHAN NG NAGTATAGUYOD NG AGHAM AT TEKNOLOHIYA PARA SA SAMBAYANAN (AGHAM), *Petitioners-in-Intervention,* v. ENERGY REGULATORY COMMISSION AND MANILA ELECTRIC COMPANY, *Respondents.*

Promulgated:

JUNE 15, 2004

x---x

CONCURRING AND DISSENTING OPINION

PUNO, *J.*:

The case at bar involves two purely legal issues, one substantive and the other procedural. The substantive issue is whether the Energy Regulatory Commission (ERC) has legal authority to grant provisional rate adjustments under the Electric Power Industry Reform Act of 2001 (EPIRA); the procedural issue is whether the grant by the ERC of the provisional rate adjustment to the Manila Electric Company (Meralco) was done in accord with section 4 (e), Rule 3 of the Implementing Rules and Regulations of the EPIRA law. The reasonability of the rate increase applied for by Meralco and provisionally granted by the ERC is not an issue

before the Court and should not shade our decision. On the substantive issue, I join the majority without any hesitation. On the procedural issue, I beg to dissent.

I. Facts

First, the facts without the fat.

On **October 10, 2003**, Meralco applied for a rate hike with the ERC and sought the *ex-parte* grant of provisional authority to increase such rates in accordance with a schedule attached to its application.[1] **On the same date, Meralco published a notice of the filing of the application for a rate hike in the Manila Times.**[2] **A day before** filing its application with the ERC, Meralco furnished the **Sangguniang Panglungsod of Pasig City** with a copy of the application.[3]

With the public given such notice, the National Association of Electricity Consumers for Reform (NASECORE), on October 14, 2003, manifested its intent with the ERC to file an opposition to Meralco's application.[4]

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1 Application of Meralco dated October 8, 2003; Rollo, p. 33.

2 Comment of the ERC dated January 26, 2004, p. 15; Rollo, p. 372; and Memorandum of Meralco dated February 16, 2004, p. 29; Rollo, p. 680.

3 Comment of the ERC dated January 26, 2004, p. 15; Rollo, p. 372.

4 Comment of the Office of the Solicitor General (OSG) dated January 23, 2004, p. 7; Rollo, p. 388.

Other oppositors followed suit. Mr. Genaro Lualhati filed a letter with the ERC on October 24, 2003 demanding for the dismissal of Meralco's application.[5]

On October 29, 2003, no less than petitioner Freedom from Debt Coalition (FDC) filed a letter with the ERC expressing its intent to file an opposition to Meralco's application.[6] The ERC then directed FDC, Mr. Lualhati and NASECORE to file their comments on the application.[7]

On November 11, 2003, NASECORE moved for the production of material documents by Meralco.[8] On November 13, 2003, ERC ordered Meralco to comment on NASECORE's motion.[9] On November 19, 2003, it directed Meralco to submit certain documents.[10]

On November 21, 2003, Mr. Lualhati filed his Opposition to Meralco's application.[11]

On November 25, 2003, NASECORE, manifested that it still could not file its opposition until the documents it had requested from Meralco had

---

5 *Id.*

6 *Id.*

7 *Id.*

8 *Id.*, Annex 1.

9 *Id.* at 8.

10 *Id.*, Annex 2.

11 *Id.*, Annex 3.

been produced.[12] On the same date, petitioner FDC filed a Motion for Production of Documents with the ERC to enable it to submit a comment on Meralco's application and reserved its right to oppose the same.[13]

In an Order dated November 27, 2003 (the Questioned Order) issued *ex-parte*, the ERC granted Meralco provisional authority to increase its rates by 12 centavos/kWh **effective January 2004,**[14] the dispositive portion of which states as follows:

> WHEREFORE, considering all the foregoing, this Commission, pursuant to Section 8 of Executive Order No. 172 and Section 4 (e) of the Implementing Rules and Regulations of the EPIRA (R.A. 9136), hereby provisionally authorizes applicant Manila Electric Company (MERALCO) to adopt and implement the attached rate schedules embodying a rate adjustment in the average amount of TWELVE (12) CENTAVOS per kWh, effective with respect to its billing cycles **beginning January 2004.** The impact of this approved rate adjustment will vary from one customer class to another depending on the load factors.
>
> **The rate adjustment authorized herein shall be subject to refund in the event that this Commission finds, after completion of the hearings of this case, that the same is unjust and unreasonable.**
>
> The **hearing of this case is hereby set on December 22, 2003** at nine o' clock in the morning (9:00 A.M.) at the ERC Hearing Room, 15th Floor, Pacific Center Building, San Miguel Avenue, Ortigas Center, Pasig City. In this connection, **MERALCO is** hereby **directed to publish**, at its own expense, the attached

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12 *Id.*

13 Motion for Production of Documents of FDC, *et al.*, filed with the ERC on November 25, 2003 and stamped received by the ERC's Legal Service Department on November 27, 2003; Rollo, p. 54.

14 The ERC subsequently issued another Order on January 9, 2004 clarifying that the provisional rate increase granted in the Questioned Order should apply to consumptions beginning January 1, 2004.

> Notice of Public Hearing at least twice (2) (*sic*) for two (2) successive weeks in two (2) newspapers of nationwide circulation in the country, the last date of publication to be made not later than two (2) weeks before the scheduled date of initial hearing.
>
> Let copies of this Order and the attached Notice of Public Hearing be **furnished all the Municipal/City Mayors** within the MERALCO's franchise area for the appropriate posting thereof on their respective bulletin boards.
>
> Likewise, let copies of this Order and the attached Notice of Public Hearing be **furnished the Office of the Solicitor General (OSG), the Commission on Audit (COA) and the Committees on Energy of both Houses of Congress** who are hereby requested to have their respective duly authorized representatives present at the aforesaid initial hearing...[15] *(emphasis supplied)*

On December 2, 2003, Meralco filed a Motion for Extension of Time to submit the documents indicated in the ERC's Order of November 19, 2003.[16]

On December 3, 2003, Mr. Zosimo Yeban, filed a letter with the ERC objecting to the rate increase granted to Meralco.[17]

On December 8, 2003, NASECORE filed with the ERC an Urgent Motion to Resolve Motion for Production of Documents and Opposition to the Provisional Authority, while the **National Consumer Affairs Council**

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15 Order of the ERC dated November 27, 2003, pp. 8-9; Rollo, pp. 25-26.

16 Comment of the OSG, dated January 23, 2004, p. 14, Annex 6; Rollo, p. 395.

17 *Id.* at 15, Annex 7.

filed a letter seeking reconsideration of the ERC's Questioned Order.[18]

On December 9, 2003, the **Federation of Philippine Industries, Inc.** likewise filed a letter with the ERC seeking reconsideration of the Questioned Order.[19]

On December 11, 2003, Mr. Lualhati and the **Philippine Consumers Watch (Bantay Mamamayan) Foundation** filed with the ERC a Motion to Resolve Opposition and Manifestation Joining NASECORE in its Opposition and Motion for Production of Documents, respectively.[20] A day later, **Napocor Industrial Consumers Association, Inc. (NICAI)** filed an Urgent Motion to Suspend Implementation and Motion for Reconsideration.[21]

On December 15, 2003, the **Philippine Consumers Welfare Union, Atty. Ruperto Estrada, Martsa ng Bayan Contra Meralco, Corazon Villa and Daday Tupay** filed oppositions asking ERC to reconsider the Questioned Order while Atty. Estrada filed a motion for production of documents.[22]

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18 *Id.*, Annexes 8 and 9.

19 *Id.*, Annex 10.

20 *Id.* at 16, Annexes 11 and 12.

21 *Id.*, Annex 13.

22 *Id.* at 16 and 17, Annexes 14 and 15. Atty. Estrada filed a Supplemental Motion for Production of Documents on December 16, 2003, Annex 16.

On December 19, 2003, Meralco opposed the motion for production of material documents on the ground that the documents sought by the petitioners were immaterial and irrelevant to its application.[23]

On December 21, 2003, Mr. Arnulfo Paca also raised his objections and comments on the provisional increase via e-mail sent to the ERC .[24]

On December 22, 2003, Mr. Lualhati filed a Motion for Reconsideration of the Questioned Order.[25] On the same date, **Bagong Alyansang Makabayan (BAYAN), Kilusang Mayo Uno (KMU), Gabriela Women's Partylist (GABRIELA), Anakpawis Partylist, Kalipunan ng Damayang Mahihirap (KADAMAY), and Samahan ng Nagtataguyod ng Agham at Teknolohiya Para sa Sambayanan** (AGHAM) filed an Opposition with Motion for Reconsideration.[26]

In the public hearing held on December 22, 2003, several oppositors, asked the ERC to reconsider its Questioned Order. The ERC refused insisting it has the power to issue provisional orders.[27] Instead of seeking reconsideration, FDC filed with this Court on **December 23, 2003**, a petition for certiorari, prohibition and injunction with prayer for the issuance

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23 Comment of Meralco dated December 17, 20[illegible] Rollo, p. 503.

24 *Id.* at 17, Annex 18.

25 *Id.* at 17, Annex 19.

26 Memorandum of BAYAN, KMU, GABRIELA, KADAMAY and AGHAM dated November 27, 2003, p. 3; Rollo, p. 626.

27 Petition of FDC, et al., dated December 23, 2003, p. 4; Rollo, p. 6.

of a temporary restraining order or a *status quo* order. Six days later, FDC reiterated its prayer for a temporary restraining or *status quo* order.[28]

On December 30, 2003, Meralco filed a Consolidated Comment to the various oppositions with the ERC.[29]

On January 13, 2004, this Court ordered the ERC and Meralco to comment on FDC's petition and enjoined them to observe the *status quo* prevailing before the filing of the petition. The case was set for oral arguments on January 27, 2004.[30]

Prior to and shortly after the January 13, 2004 *status quo* order of this Court, several parties had, in the meantime, filed other pleadings with the ERC. The **Philippine Chamber of Commerce and Industry** filed a letter on January 5, 2004 requesting for a public hearing before the grant of the provisional increase.[31] On January 6, 2004, Mr. Lualhati filed a Rejoinder with Motion for Reconsideration, while **Mr. Juan Paqueo III** filed a Petition to Suspend the Granting of Electric Power Increase Against

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28 Urgent Motion to Grant Restraining or *Status Quo* Order of FDC, et al., dated December 29, 2003; Rollo, p. 57.

29 Comment of the OSG dated January 23, 2004, p. 18, Annex 20; Rollo, p. 399.

30 Resolution of the Supreme Court En Banc dated January 13, 2004; Rollo, unnumbered.

31 Comment of the OSG dated January 23, 2004, p. 19, Annex 21; Rollo, p. 401.

Meralco Company.[32] BAYAN, Bayan Muna Partylist, KMU, GABRIELA, Anakpawis Partylist, KADAMAY, and AGHAM filed a Manifestation with Motion to Immediately Resolve Motion for Reconsideration and to Suspend Provisional Authority on January 9, 2004.[33] They also filed their Rejoinder to Meralco's Consolidated Comment on January 13, 2004.[34] In the meantime, NICAI and Mr. Yeban filed their respective Rejoinders to Meralco's Consolidated Comment on January 12, 2004.[35] On January 15, 2004, NASECORE filed its Rejoinder.[36] The **OSG** filed an Urgent Motion to Resolve Pending Motions filed by the Oppositors on January 29, 2004.[37] It sent a letter to the Commission on Audit (COA) requesting assistance with regard to Meralco's application on February 4, 2004[38] and filed a motion with the ERC on February 16, 2004 seeking to direct the COA to conduct a rate audit.[39]

Meralco, ERC and the OSG filed their respective comments with this Court on January 26, 2004.

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32 *Id.* at 19, Annexes 22 and 23.

33 *Id.*, Annex 24.

34 *Id.* at 20, Annex 27.

35 *Id.* at 19 and 20, Annexes 25 and 26.

36 *Id.* at 20, Annex 28.

37 Memorandum of the OSG dated February 16, 2003, p. 12; Rollo, p. 885.

38 *Id.*

39 *Id.* at 13.

The petitioners-in-intervention[40] filed a motion to intervene attaching thereto their petition-in-intervention which this Court admitted in a Resolution dated January 27, 2004.[41]

During the oral arguments on January 27, 2004, the parties were required to file their respective memoranda within a non-extendible period of twenty days. Counsel for ERC was ordered in open court to produce certain documents.

The parties (except for petitioner FDC) submitted their respective Memoranda dated February 16, 2004.[42]

It will be noted that **several motions assailing the Questioned Order remain pending before the ERC for resolution** as shown by the OSG's Urgent Motion to Resolve Pending Motions Filed by the Oppositors filed

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[40] Bagong Alyansang Makabayan (BAYAN), Bayan Muna Partylist, Kilusang Mayo Uno (KMU), Gabriela Women's Partylist, Anakpawis Partylist, Kalipunan ng Damayang Mahihirap (KADAMAY), and Samahan ng Nagtataguyod ng Agham at Teknolohiya Para sa Sambayanan (AGHAM).

[41] Rollo, pp. 621-622.

[42] The Memorandum of petitioners FDC, Ana Maria Nemenzo as President of FDC, Ma. Teresa I. Diokno-Pascual, Rep. Loretta Ann Rosales (Partylist Akbayan), Rep. Jose Virgilio Bautista (Partylist Sanlakas), and Rep. Renato Magtubo (Partylist Manggagawa), was filed on February 24, 2004 after two Motions for Extension of Time to File Memorandum were filed with the Court on February 17, 2004 and February 20, 2004.

with the ERC on January 29, 2004.[43] **These pending motions are the following:** a letter-complaint of Zosimo Yeban, Jr. filed on December 3, 2003 objecting to the rate increase granted to Meralco;[44] an Urgent Motion to Resolve Motion for Production of Documents and Opposition to the Provisional Authority of the NASECORE approved by its President, Pete L. Ilagan, filed on December 8, 2003;[45] a letter of the National Consumers Affairs Council filed on December 8, 2003 seeking reconsideration of the provisional authority;[46] a letter of the Federation of Philippine Industries, Inc. filed on December 9, 2003 asking reconsideration of the ERC Order granting the provisional increase;[47] a Manifestation of the Philippine Consumers Watch (Bantay Mamamayan) Foundation, represented by its Chairman, Juan Ponce Enrile, filed on December 11, 2003, joining the

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43 The Urgent Motion to Resolve Pending Motions of the Office of the Solicitor General dated January 28, 2004, attached as Annex A of the Memorandum of the Office of the Solicitor General dated February 16, 2004 enumerates these pending motions; Rollo, p. 928. Note that Atty. Ruperto J. Estrada's Motion for Production of Documents dated December 15, 2003 has been resolved by the ERC in an Order dated January 26, 2004. A copy of this order is attached as Annex 2 of the Manifestation of Meralco dated February 25, 2004; Rollo (temporary), unnumbered.

44 Comment of the Office of the Solicitor General dated January 23, 2004, Annex 7.

45 *Id.*, Annex 8. Note that the various Motions for Production of Documents filed by NASECORE, FDC, Atty. Ruperto Estrada and The Philippine Consumers Welfare Union have been resolved by the ERC in an Order dated January 26, 2004. A copy of this order is attached as Annex 2 of the Manifestation of Meralco dated February 25, 2004; Rollo (temporary), unnumbered.

46 Comment of the Office of the Solicitor General dated January 23, 2004, Annex 9.

47 *Id.*, Annex 10.

NASECORE in its opposition to the provisional authority and Motion for Production of Documents;[48] an Urgent Motion to Suspend Implementation and Motion for Reconsideration of the Napocor Industrial Consumers Association, Inc. (NICAI) filed on December 12, 2003;[49] an Opposition of the Philippine Consumers Welfare Union (PCWU), Martsa ng Bayan Kontra Meralco, Corazon Villa and Daday Tupas filed on December 15, 2003 asking the ERC to reconsider its order granting the provisional increase;[50] an electronic mail message of Michael Paca dated December. 21, 2003 (and stamped received by the ERC on January 8, 2004) with an attached write-up containing comments on the rate increase;[51] a Motion for Reconsideration of Mr. Genaro C. Lualhati filed on December 22, 2003;[52] a letter of the Philippine Chamber of Commerce and Industry filed on January 5, 2004 asking the ERC to conduct public hearings prior to the grant of provisional increase;[53] a Petition of Juan B. Paqueo III filed on January 6, 2004 to suspend the grant of rate increase to Meralco;[54] and a Manifestation (with motions to immediately resolve motion for reconsideration and to suspend

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48 *Id.*, Annex 12.

49 *Id.*, Annex 13.

50 *Id.*, Annex 14.

51 *Id.*, Annex 18.

52 *Id.*, Annex 19.

53 *Id.*, Annex 21.

54 *Id.*, Annex 23.

provisional authority) of BAYAN, KMU, GABRIELA, KADAMAY and AGHAM filed on January 9, 2004.[55]

II. Issues

The issues are strictly legal.

First, whether the ERC has legal authority to grant provisional rate adjustments under the new EPIRA law.

Second, whether the grant by the ERC of the provisional rate adjustment to Meralco violates the Implementing Rules and Regulations of the EPIRA law and hence constitutes grave abuse of discretion amounting to lack or excess of jurisdiction.

Let me start with an overview of the . . .

III. Statutory History of Electric Power Regulation in the Philippines

Commonwealth Act No. 146 or the Public Service Act was passed into law on November 7, 1936 creating the **Public Service Commission (PSC)** with jurisdiction, supervision and control over public services such as those for electric light, heat and power.[56] Under the Act, the PSC had

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[55] *Id.*, Annex 24.

[56] Commonwealth Act No. 146, as amended, Section 13.

authority to fix rates charged by a public service. By express provision of law, the PSC could approve provisional rates *ex-parte*.[57]

Under the reorganization plan effected by **Presidential Decree No. 1, as amended by Presidential Decree** No. **458** issued on May 16, 1974, jurisdiction, supervision and control over public services related to electric light, power and waterworks vested in the PSC were transferred to the **Board of Power and Waterworks.**

The **Board of Power and Waterworks** was abolished under **Presidential Decree No. 1206** enacted on October 6, 1977. Its powers and functions relative to power utilities, including its authority to grant provisional relief,[58] were transferred to the **Board of Energy**.[59]

On May 8, 1972, institutional reforms were made in the energy sector under **Executive Order No. 172** which created the **Energy Regulatory Board (ERB)**. Under the law, the Board of Energy (BOE) was reconstituted into the ERB and the powers and functions of the BOE under Republic Act No. 6173, as amended by Presidential Decree No. 1206, were transferred to the ERB.[60] The law expressly authorizes the ERB to grant provisional

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[57] *Id.*, Section 16 (c).

[58] Presidential Decree No. 1206, Section 9.

[59] *Id.*, Section 11 (e).

[60] Executive Order No. 172, Section 4 (a).

relief.[61]

Most recently, **Republic Act No. 9136,** known as the **Electric Power Industry Reform Act of 2001 (EPIRA),** was enacted on June 8, 2001 to provide a framework for restructuring the electric power industry.[62] One of the purposes of the EPIRA is to establish a strong and purely independent regulatory body.[63] The ERB was abolished[64] and its powers and functions not inconsistent with the provisions of the EPIRA were expressly transferred to the **Energy Regulatory Commission** (ERC).[65]

With due respect to the majority, I submit that . . .

IV. The ERC complied with the rules and did not act with grave abuse of discretion in issuing the Questioned Order.

This is the **spearhead of my disagreement with the majority** and I wish to address it first. I respectfully make the following submissions: (a) there is **no violation of the procedure** set forth in the EPIRA's Implementing Rules and Regulations when ERC issued its Questioned Order; indeed, the **oppositors had full opportunity** to assail its legality and propriety in a public hearing **before its effectivity**; (b) *ex-parte* orders

61 *Id.*, Section 8.

62 EPIRA, Section 3.

63 *Id.*, Section 2 (j).

64 *Id.*, Section 38.

65 *Id.*, Section 44.

issued to protect the interest of the public are universally recognized as legitimate exercise of the **police power** of the State; and (c) it is **premature** for the Court to strike down the Questioned Order at this time since it is merely provisional and is **pending reconsideration before the ERC**; in fine, there is an effective and available administrative remedy before the ERC which no party should shortcircuit and which this Court should allow to flow unimpeded.

The Questioned Order did not violate the Implementing Rules and Regulations of the EPIRA; there is no denial of procedural due process.

The majority based its holding that the ERC committed grave abuse of discretion in issuing the Questioned Order on the following ratiocination:

1. Meralco failed to comply with the **publication requirement** provided in Section 4 (e), Rule 3 of the Implementing Rules and Regulations. It notes that the Notice of Application, quoted in full below, which was published on October 10, 2003 in the *Manila Times* does not contain the **text** of Meralco's application, or at least a **summary** thereof:

> MANILA ELECTRIC COMPANY
> Pasig City
> NOTICE OF APPLICATION
>
> Pursuant to paragraph (e), Section 4, Rule 3 of the Implementing Rules and Regulations of R.A. 9136, notice is hereby given that an Application dated October 8, 2003, for the approval of revised rate schedules and provisional authority, will be filed by the MANILA ELECTRIC COMPANY with address at Meralco Center, Ortigas Avenue, Pasig City, before the Energy Regulatory Commission.

Issued this 9th day of October 2003.

(Sgd.) GIL S. SAN DIEGO
Vice-President and Head
Legal Services[66]

2. The Questioned Order failed to consider the pleadings filed by parties who opposed Meralco's application, as required by Section 4 (e), Rule 3 of the Implementing Rules and Regulations, and was based solely on Meralco's application and its supporting documents.

3. The ERC issued the Questioned Order despite the pendency of several Motions for Production of Documents filed by various oppositors and despite their manifestation that they would oppose Meralco's application.

These grounds relied upon by the majority cannot stand close scrutiny. Sections 4 (e) and (r), Rule 3 of the EPIRA's Implementing Rules and Regulations set forth the procedure in rate adjustment cases, *viz*:

> (e) Any application or petition for rate adjustment or for any relief affecting the consumers must be verified; and accompanied with an acknowledgment of receipt of a copy thereof by the LGU Legislative Body of the locality where the applicant or petitioner principally operates together with the certification of the notice of publication thereof in a newspaper of general circulation in the same locality.
>
> The ERC may grant provisionally or deny the relief prayed for not later than seventy five (75) calendar days from the filing of the application or petition, based on the same and the supporting documents attached thereto and such comments or pleadings the consumers or the LGU concerned may have filed

66 Rollo, pp. 753-754.

within thirty (30) calendar days from receipt of a copy of the application or petition or from the publication thereof as the case may be.

Thereafter, the ERC shall conduct a formal hearing on the application or petition, giving proper notices to all parties concerned, with at least one public hearing in the affected locality, and shall decide the matter on the merits not later than twelve (12) months from the issuance of the aforementioned provisional order.

This Section 4(e) shall not apply to those applications or petitions already filed as of 26 December 2001 in compliance with Section 36 of the Act.

xxx xxx xxx

(r) All notices of hearings to be conducted by the ERC for the purpose of fixing rates or fees shall be published at least twice for two (2) successive weeks in two (2) newspapers of nationwide circulation.

There are **two publication requirements** in the afore-cited rule. The **first is the notice of publication of the petition or application in a newspaper of general circulation in the locality where the petitioner principally operates. The certification to this effect must accompany the petition or application when filed. The second refers to the publication of all notices of hearing to be conducted by the ERC for the purpose of fixing rates or fees. The notices shall be published at least twice for two (2) successive weeks in two (2) newspapers of nationwide circulation.**

The majority assails Meralco's failure to comply with the first publication requirement. It stresses that Meralco did not cause the publication of its petition or application in its **entirety**. It merely published a notice of the filing of application. I respectfully submit that the published

notice sufficiently complies with the requirements of the rules. **The application and its 17 annexes are hundreds of pages long and almost an inch thick.** It would be **absurd** to require Meralco to publish the entirety of its application. As postulated by the ERC, the rules should not be given an **unreasonable construction**, *viz*:

> Given that rate cases usually entail the filing of applications consisting of hundreds of pages including all the attachments in support thereof, which often enough are made integral parts thereof by reference, it is absurd to expect all the applicants to be able to comply with the publication requirement if it were construed that the entirety of their application must be the one published and not just the notice of the filing thereof. With a one-whole page advertisement in a newspaper of general circulation easily costing hundreds of thousands of pesos, and with one application eating up more than ten pages of newspaper space even with the smallest of fonts, **it is simply too onerous and inconvenient for the applicants, including the smallest debt-ridden and barely surviving electric cooperative, to be required to shell out millions of pesos just so that they could apply for some relief with respondent ERC.**
>
> This must not have been the intention of those luminaries that drafted and approved the EPIRA Implementing Rules. **When the legislative intent of informing the public of the filing of the application with respondent ERC is duly served by mere notice, as this is in fact what due process requires,** it must not have entered the minds of the drafters of the Implementing Rules to expand such requirement by asking for something close to impossibility (sic).[67] *(emphases supplied)*

The **rationale** for the first rule on publication is to ensure that the **people in the locality where the petitioner principally operates** is informed of the notice of application. Once they receive the notice, they can then proceed to obtain copies of the **entire application** in order to prepare

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[67] Memorandum of the ERC dated February 14, 2004, p. 49; Rollo, p. 740.

their opposition or comments thereto. In the case at bar, it is undeniable that **Meralco published its Notice of Application** for provisional rate increase. It is also undeniable that various **parties**, including the petitioners in the case at bar, **secured copies of Meralco's application** after publication of its Notice of Application. It is also undeniable that various parties were **able to oppose** Meralco's application for provisional rate increase. It cannot be gainsaid therefore that the **rationale for the rule has been satisfied.**

The majority opines that at least a **summary** of the application should have been published.[68] With due respect, the rules do not require the publication of a summary of the application. The rules require that a certification of the notice of publication should accompany the application. Indeed, **a summary would not enable anyone to prepare an intelligent opposition to the application**. Rate cases are, by nature, highly technical and dependent on scientific data which do not easily lend themselves to summarization. Anyone seriously intending to comment or oppose the application needs to secure a copy of the application and its annexes.

I respectfully **reject the majority holding that the ERC failed to consider the pleadings and comments of oppositors** as required by the Implementing Rules and Regulations before it issued its Questioned Order. In the **first** place, there is no showing that the ERC did not consider the oppositions filed by various parties to Meralco's

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68 Memorandum of the OSG dated February 16, 2004, p. 42; Rollo, p. 915.

application. In the **second** place, the Rules do not expressly require any person to file a comment or pleading on an application for provisional rate increase. Section 4 (e), Rule 3 of the Implementing Rules and Regulations simply provides that the ERC should act on the provisional relief (1) not later than seventy-five calendar days from the filing of the application; (2) based on the application or petition; (3) based on documents supporting the application or petition; and (4) based **on comments or pleadings the consumers or the LGU concerned may have filed within thirty (30) calendar days from receipt of a copy of the application or petition or from the publication thereof as the case may be.** In fine, the application for provisional rate increase can be acted upon by the ERC if there are no comments or pleadings filed by the consumers or LGUs concerned.

We now determine **whether the ERC ignored the comments of the consumers or the LGUs concerned** before it issued its Questioned Order. The records will show that the **comments or pleadings pending before the ERC** before it issued the Questioned Order on November 27, 2003 are the following:

1. NASECORE's letter filed on October 14, 2003 placing it on record that it would oppose Meralco's application, its Motion for Production of Documents filed on November 11, 2003, and Compliance filed on November 25, 2003 manifesting that it could not file its opposition until the documents it requested were made available;

2. Mr. Genaro Lualhati's letter filed on October 24, 2003 asking for the dismissal of the application and his Opposition filed on November 21, 2003;

3. FDC's letter filed on October 29, 2003 expressing its intent to oppose the application and Motion for Production of Documents filed on November 27, 2003, the day the Questioned Order was issued.

It will be noted that **the only substantive opposition or comment filed with the ERC from the time of the filing of Meralco's petition on October 10 until the issuance of the Questioned Order on November 27, 2003, is that filed by Mr. Genaro Lualhati.** I respectfully submit that the ERC correctly gave Mr. Lualhati's Opposition the significance of a cipher. To begin with, his opposition was filed way beyond the 30-day period for opposing Meralco's application. And as pointed out by Meralco, Mr. Lualhati's arguments **are mere reiterations of his arguments in ERC Case Nos. 2001-900 and 2001-646, which the ERC had already rejected.**[69] There is therefore nothing tectonic about the arguments of Mr. Lualhati which would defeat the issuance of the Questioned Order.

The majority also holds that the ERC failed to consider other pleadings such as **Motions for Production of Documents** or letters of intent to file oppositions before it issued its Questioned Order. I respectfully reiterate that **there is nothing in the rules requiring the ERC to hold its**

69 *Id.* at 32; Rollo, p. 683.

provisional order in abeyance pending the resolution of such motions as a Motion for Production of Documents. As aforestressed, the ERC is allowed by the Rules to grant or deny the relief prayed for based on the application and its supporting documents, **"and such comments or pleadings the consumers or the LGU concerned may have filed within thirty (30) calendar days from receipt of a copy of the application or petition or from the publication thereof as the case may be."**[70] The ERC is mandated to consider only pleadings filed within 30 days counted from the LGU or consumer's receipt of the application or publication thereof, as the case may be. That is all. **It is not required to wait until all pleadings are submitted nor is its power to issue provisional orders stayed by pending matters such as motions for production of documents. To rule otherwise as the majority did is to hold ERC hostage by the simple expedient of filing such motions as motions for production of documents or letters of intent to file oppositions or comments.**

It is beyond debate that the **standard** for **interim orders** is different from those used for **final orders.** The standards for interim orders are **less stringent** because such temporary orders are "determined expeditiously, without such investigation as might be deemed necessary to a determination of permanent cases."[71] If the standards for interim orders are as strict as those for final orders, then interim orders could not be issued summarily.

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[70] Section 4 (e), Rule 3, EPIRA Implementing Rules and Regulations.

[71] Appeal of the Office of the Consumer Advocate (New Hampshire Public Utilities Commission), 597 A. 2d 528 (1991).

For this reason, the ERC, under the Implementing Rules and Regulations, has only seventy-five days to provide provisional relief. It is in this context, that the full ventilation and resolution of a motion for production of documents should be viewed. A motion for production of documents is a **mode of discovery** utilized by one in order to be fully apprised of the relevant details of a case. Its use is **more relevant** in opposing a final rate increase order which must be based on substantial evidence. **Consequently, a motion for production of documents need not hinder the issuance of an order granting a provisional rate increase.**

Under the Rules, the application and its supporting documents, if sufficient, can provide the basis for the ERC to issue an Order for a provisional rate increase. It should not be overlooked that the ERC is a special agency with a database of reliable information which it has accumulated thru experience and its expertise. It is free to resort to these data without offending procedural due process.

I respectfully submit that the administrative process of rate making should not be **overly judicialized**, otherwise, its very reason for existing will be subverted. It will not be able to address the needs for which it was created and for which the judicial process was found lacking.

There is **another reason** why the majority cannot hold that ERC violated procedural due process when it issued its Questioned Order. It is familiar knowledge that due process only demands opportunity to be heard.

The Questioned Order was issued on November 27, 2003 but the provisional rate increase was to be effective beginning January 2004. The **public hearing** on the provisional rate was set on **December 22, 2003.** The oppositors were given all the opportunity to assail Meralco's application in the hearing of December 22, 2003. It cannot therefore be maintained that the oppositors were denied the opportunity to be heard **before the provisional rate increase order became effective in January 2004.** The majority cannot close its eyes to this reality.

Administrative agencies are allowed to issue ex-parte orders when required by public interest and as an exercise of police power.

Further, the rationale behind the creation of administrative agencies and the State's police power explain the need for allowing them to issue *ex-parte* orders to protect public interest.

History tells us that the rise of the administrative process, combining legislative and judicial powers, was caused by the following:

1. the development of an industrialized and complex society requiring economic regulation;
2. the need for specialization to develop the necessary expertise, flexible regulation to parallel the changing needs of the regulated field, and continuity of public policy; and
3. the evident inability of the judicial process to perform the necessary adjudication with regard to the vastly expanded scope of governmental activity.[72]

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[72] Woll, Peter, Administrative Law: The Informal Process (1963), pp. 7-8.

With the complexity of modern life, government functions have to multiply as the areas subject to regulations increased.[73] Different bodies were created to address these various needs – agencies dealing with public health, transportation, commerce and even the practice of professions were thus established. In the different areas addressed by these administrative bodies, subject specialists with expertise in their respective fields have to be developed for effective regulation. The demands of modern society likewise exposed the inefficiency of traditional judicial processes to deal with the day-to-day requirements of government. Administrative processes stepped in as a more flexible means of speedily and expeditiously dealing with various affairs that the stricter and more cumbersome judicial processes cannot manage. The advantage of specialized administrative bodies is their expertise in regulatory adjudication in a narrowly defined area.[74] For all these reasons, the administrative process has evolved into a more informal procedure characterized by correspondence, conference and investigation.[75] As stated by President Roosevelt,

> The administrative tribunal or agency has been evolved in order to handle controversies arising under particular statutes. It is characteristic of these tribunals that simple and non-technical hearings take the place of court trials, and informal proceedings supersede rigid and formal pleadings and processes…[76]

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[73] De Leon, Hector, Administrative Law, 2nd edition (1993), p. 12.

[74] Woll, Peter, Administrative Law: The Informal Process (1963), p. 5.

[75] *Id.* at 29.

[76] *Id.* at 25.

Corrollarily, administrative agencies have also been conceded the power to grant temporary measures *ex-parte* which are recognized as essential to take care of problems that cannot be allowed to wait for the completion of formal proceedings.[77] As explained by Davis:

> If the contagion is spreading, or the unfit pilot is about to jeopardize the passengers, or the harmful medicinal preparation is being sold to the public, **summary administrative action in advance of hearing is appropriate.**[78] *(emphasis supplied)*

It is therefore clear that administrative bodies were created to be able to address the multifarious concerns of society with speed and efficiency. **Thus, if poisoned meat has entered our docks or a disease-carrying traveler has landed on our shores, it cannot be doubted that the proper administrative authorities have sufficient power to swiftly address these problems. If these administrators were hamstrung from taking temporary measures, if they have to conduct hearings before they could take measures to protect the public, the result would be tragedy to our people.** The power to enact these interim measures is essential for the daily self-preservation of society. The power is indispensable to administrative bodies if we expect them to deal with unseen emergencies and exigencies with effectiveness.

It bears emphasis that the regulatory power of administrative bodies should not be niggardly given for it is rooted in the State's police

---

77 Davis, Kenneth Culp, Handbook on Administrative Law (1951), p. 260.

78 *Id.*

power. Police power was originally limited in scope.[79] It was "anchored in the limitations that the courts had imposed upon individual rights...as embodied in the common law maxim, *sic utere tuo ut alienum non laedas*," meaning, use your own property in such a manner as not to injure that of another. [80] Over the years, however, the range of police power was **no longer limited** to the preservation of public health, safety and morals, which used to be the primary social interests in earlier times.[81] Police power **now** requires the State to "assume an affirmative duty to eliminate the excesses and injustices that are the concomitants of an unrestrained industrial economy."[82] Police power is **now** exerted "to further the public welfare – a concept as vast as the good of society itself."[83] Hence, "police power is but another name for the governmental authority to further the welfare of society that is the basic end of all government."[84] **When police power is delegated to administrative bodies with regulatory functions, its exercise should be given a wide latitude.** Police power takes on an even broader dimension in developing countries such as ours, where the State must take a more active role in balancing the many conflicting interests in society. The Questioned Order was issued by the ERC, acting as an agent of the State in the exercise

---

79 Schwartz, Bernard, Constitutional Law: A Textbook (1972), p. 43.

80 *Id.*

81 *Id. citing* Miller v. Board of Public Works, 234 Pac. 381 (1925).

82 *Id.* at 44.

83 *Id. citing* Noble State Bank v. Haskell, 219 U.S. 104 (1911).

84 *Id.* at 45, *citing* People v. Willi, 179 N.Y. Supp. 542 (1919).

of police power. We should have **exceptionally good grounds** to curtail its exercise. This approach is **more compelling in the field of rate-regulation of electric power rates.** Electric power generation and distribution is a traditional instrument of economic growth that affects not only a few but the entire nation. It is an important factor in encouraging investment and promoting business. **The engines of progress may come to a screeching halt if the delivery of electric power is impaired.** Billions of pesos would be lost as a result of power outages or unreliable electric power services. **The State thru the ERC should be able to exercise its police power with great flexibility, when the need arises.** The power of the ERC to issue rate orders *ex-parte*, pending the conduct of full-blown hearings for the issuance of final rates, should not be denied **except for the strongest reasons.** There is none in the case at bar except its imagined perception that the Questioned Order denied oppositors procedural due process.

It is Premature for the Court to Interfere With the ERC's Ruling at This Time since the Questioned Order is Merely Provisional and can be Corrected.

It should be emphasized that the ERC issued merely a **provisional order,** one that it could modify or correct at any time. **The said Order is the subject of various motions for reconsideration.** ERC is far from issuing decision on the merits of Meralco's application. It is too early to fear that the Questioned Order will cause irreparable injury to the consumers whose interest should be balanced with the interest of MERALCO. In the

balancing of interest, it should be the public interest that should prevail. **It should be noted that there are numerous motions opposing the Questioned Order currently pending before the ERC.** I respectfully submit that the **ERC should first be given the chance** to consider the arguments raised by the oppositors in these motions. A cursory examination of the pleadings and oppositions to the Questioned Order which are **still pending resolution by the ERC** shows that the expertise and specialized knowledge of the ERC is necessary in order to deal with the various grounds that were raised. These grounds include the following:

1. It is the obligation of Meralco's stockholders, not the consumers, to finance Meralco's expansion projects and pay its financial obligations.[85]

2. When Meralco was experiencing difficulties in raising funds for capital projects, it should have divested its interests in businesses not directly connected to their primary business as an electric power distribution

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85 Urgent Motion to Resolve Motion for Production of Documents and Opposition to the Provisional Authority of NASECORE, attached as Annex 8 of the Comment of the Office of the Solicitor General dated January 23, 2004, pp. 2-3; Rollo, pp. 473-474; Letter of the National Consumers Affairs Council dated December 5, 2003 seeking reconsideration of the provisional authority, p. 1; Rollo, p. 478; Manifestation Joining the National Association of Electricity Consumers for Reforms, Inc. in its Opposition to the Provisional Authority and Motion for Production of Documents of Philippine Consumers Watch (Bantay Mamamayan) Foundation dated December 12, 2003, attached as Annex 12 of the Comment of the Office of the Solicitor General dated January 23, 2004, p. 2; Rollo, p. 484.

utility.[86]

3. The absence of a public hearing before the issuance of the Questioned Order shows lack of transparency in the grant of the provisional authority.[87]

4. Widespread opposition to the rate increase by the consuming public shows that they believe that the increase has no legal basis.[88]

5. President Gloria Macapagal-Arroyo, herself, has requested the ERC to reconsider its decision in light of public outrage.[89]

6. Any expansion project should be supported by a feasibility study showing the projected additional revenues which would justify the cost of expansion.[90]

---

86 Urgent Motion to Resolve Motion for Production of Documents and Opposition to the Provisional Authority of NASECORE, attached as Annex 8 of the Comment of the Office of the Solicitor General dated January 23, 2004, pp. 3; Rollo, p. 474; Letter of the National Consumers Affairs Council dated December 5, 2003 seeking reconsideration of the provisional authority, p. 1; Rollo, p. 478.

87 Urgent Motion to Resolve Motion for Production of Documents and Opposition to the Provisional Authority of NASECORE, attached as Annex 8 of the Comment of the Office of the Solicitor General dated January 23, 2004, p. 4; Rollo, p. 475; Letter of the Federation of Philippine Industries, Inc. dated December 4, 2003, p. 1; Rollo, p. 480. *Id.* at 4; Rollo, p. 475.

88 Urgent Motion to Resolve Motion for Production of Documents and Opposition to the Provisional Authority of NASECORE, attached as Annex 8 of the Comment of the Office of the Solicitor General dated January 23, 2004, p. 4; Rollo, p. 475.

89 *Id.*

90 *Id.*

7. Increased power rates would make industries and businesses located in Meralco's franchise area less competitive, resulting in their closure and termination of employment for their employees.[91]

8. Any capital expenditure by Meralco goes into the computation of its rate base, thereafter, the legal return-on-rate-base (RORB) must be determined after proper valuation and appraisal. To make its customers advance the needed capital for Meralco's projects would be doubly injurious to its consumers as they are bound to subsequently pay for the cost of these projects through their monthly billings despite the fact that they financed the same in the first place.[92]

9. Meralco failed to show proof of the urgent need for the issuance of the provisional authority, *viz*:

a. With regard to Meralco's pending application before the ERC (Case No. 2003-389) to increase capacity in its substations and to redesign/revamp and/or extend its distribution, it was shown that financial difficulties did not hinder the timely implementation of such

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91 Letter of the Federation of Philippine Industries, Inc. dated December 4, 2003, attached as Annex 10 of the Comment of the Office of the Solicitor General dated January 23, 2004; Rollo, p. 480; and Petition to Suspend the Granting of Electric Power Increase Against Meralco Company of Juan B. Paqueo III dated December 22, 2003, p. 3; Rollo, p. 551.

92 Manifestation Joining NASECORE in its Opposition to the Provisional Authority and Motion for Production of Documents of Philippine Consumers Watch (Bantay Mamamayan) Foundation dated December 12, 2003, attached as Annex 12 of the Comment of the Office of the Solicitor General dated January 23, 2004, p. 2; Rollo, p. 484.

projects. The delay was caused by other factors, such as coordinating with government agencies in the obtention of construction permits.[93]

b. Though Meralco's financial statements as audited for the year 2002 indicated a net loss of ₱2.015 billion, it was recently granted a rate increase by the ERC in Case Nos. 2001-646 and 2001-900 resulting in the unbundling of rates. Meralco did not present any interim audited financial statements to the ERC showing losses in its utility operations while taking into account the effects of the rate increase as an aftermath of the unbundling of rates. Further, the use of the year 2002 as a test year is questionable as the effects of the most recent rate increase adjustments granted to Meralco are not reflected in the year 2002 audited financial statements.[94]

10. The provisional authority was granted by the ERC based on the asset appraisal report of Meralco dated September 12, 2003, which has not yet been reviewed and approved on the merits by the ERC. This is a deviation from the accepted practice of evaluating rate increases on the basis of approved asset appraisal reports.[95]

---

93 Urgent Motion to Suspend Implementation and Motion for Reconsideration of Napocor Industrial Consumers Association (NICAI) dated December 11, 2003, attached as Annex 13 of the Comment of the Office of the Solicitor General dated January 23, 2004, p. 2; Rollo, p. 488.

94 *Id.*

95 *Id.* at 3; Rollo, p. 489.

11. The Questioned Order granting the provisional authority failed to present any computation of Meralco's most recent RORB, which is a basic presentation before any rate adjustment of a regulated utility is granted.[96]

12. The provisional authority is based on most of Meralco's rate figures in its Rate Design 1, which may not be the best rate format to reflect cost. There is no reason to believe that transmission charges should differ for customer classes when Meralco is actually paying for the same charge to Transco for whatever class of customer it serves.[97]

13. The ERC's issuance of a provisional authority to Meralco on the basis of the latter's failure to meet its maturing debt obligations indicated a cash-flow approach which veers away from the RORB methodology for rate adjustments. The ERC should look into the cash flows to and from the books of Meralco and its sister companies to make this approach more objective.[98]

14. Meralco does not have a sincere desire to lower operating costs. In the ERC's order dated May 30, 2003 approving the unbundling of rates in ERC Case Nos. 2001-646 and 2001-900, the ERC ordered Meralco to exert its best efforts to renegotiate with its Independent Power Producers in order to mitigate the impact of increase rates. However, instead of complying

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[96] *Id.*

[97] *Id.*

[98] *Id.*

with this directive, Meralco withdrew its application for approval of contract amendments of its Power Purchase Agreement with Quezon Power (Phils.) Ltd. which could have resulted in lower purchase power costs. In fact, Meralco is even now applying for upward adjustments of its power purchase rates with DURACOM in ERC Case No. 2003-434.[99]

15. If, as Meralco contends, its financial difficulties are due to the devaluation of the peso, this can be mitigated by temporary adjustments using the ICERA[100] mechanism which has been approved by the ERC.[101]

16. Meralco is unfit to operate a power utility service due to its inability to meets its financial obligations to its creditors; gross mismanagement of the utility despite its having a monopoly in the power distribution industry for around 50 years and providing services to 70% of the country; losses due to pilferages for failure to have adequate support services; failure to maintain its infrastructure; and having poor customer relations.[102]

---

99 *Id.* at 4; Rollo, p. 490.

100 Incremental Currency Exchange Rate Adjustment.

101 Urgent Motion to Suspend Implementation and Motion for Reconsideration of Napocor Industrial Consumers Association (NICAI) dated December 11, 2003, attached as Annex 13 of the Comment of the Office of the Solicitor General dated January 23, 2004, p. 4; Rollo, p. 490.

102 Opposition of Philippine Consumers Welfare Union dated December 9, 2003, attached as Annex 14 of the Comment of the Office of the Solicitor General dated January 23, 2004, p. 2; Rollo, p. 494.

17. Visayas Electric Company (VECO) charges its customers significantly less than Meralco despite the inherent advantages of the Napocor-Transco-Meralco system with its technologically more cost-effective power generation process. VECO sources its power mainly from thermal generating plants which generate more expensive electricity compared to Meralco which sources cheaper electricity from hydroelectric and geothermal plants. It is possible that Meralco-serviced customers are being overcharged or that within the generation/transmission/distribution system of Napocor, Transco and Meralco there is wastage, inefficiency or unnecessary overheads which are being passed on to customers.[103]

18. Despite Meralco's claim that it has not had a rate increase since 1994, its billings have increased after the unbundling of its rates.[104]

19. Even without any increase, the current rates as approved on May 30, 2003 already exceed Meralco's adjusted revenue requirement for the year 2002 of ₱27,474,325,672 by no less than ₱13,941,541,193 – even using the lower sales volume of ₱21,880,741,000 kWh for the year 2002.[105]

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[103] Electronic mail message of Michael Paca dated December 21, 2003 (and stamped received by the ERC on January 8, 2004) with an attached write-up containing comments on the rate increase, attached as Annex 18 of the Comment of the Office of the Solicitor General dated January 23, 2004, p. 2; Rollo, p. 514.

[104] *Id.*

[105] Motion for Reconsideration of Genaro C. Lualhati dated December 22, 2003, attached as Annex 19 of the Comment of the Office of the Solicitor General dated January 23, 2004, p. 1; Rollo, p. 516.

20. There is a prejudicial question in Case No. 77559, a petition for review of the ERC's order approving an allegedly excessive increase in Meralco's rates, which is pending before the Court of Appeals.[106]

21. A hearing should be held prior to the issuance of a provisional authority as there are issues which should be resolved, to wit:

a. the audit, verification and approval of the value of Meralco's assets for the year 2002;

b. the basis of the rate increase, *i.e.*, should this be based on actual operating investments or on the value of investments needed for expansion prior to any actual investment (in effect, would consumers be funding the expansion);

c. the implementation of Meralco's renegotiation with its Independent Power Producers to remove or significantly reduce the ₱3.50 per kWh generation bill, among which is Meralco's application to implement the Generation Rate Adjustment Mechanism or GRAM in ERC Case No. 2003-566, which would reduce the generation charge by ₱0.1843 per kWh;

d. Meralco's refunds due to the industrial and commercial sectors; and

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106 *Id.* at 2; Rollo, p. 517.

e. the review of Meralco's application of a higher rate of systems loss (16.5%) to residential users compared to the legally allowed 9.5% to all customers across the board.[107]

It is obvious to the eye that all the possible serious objections to the Questioned Order have been raised by the consumers. Nobody has raised the argument that he has been denied the opportunity to oppose MERALCO's application due to its non publication *in toto.* It is therefore **purposeless** for the majority to annul the Questioned Order and require the republication of MERALCO's application. The better course of action is to remand the case to the ERC so that it can review its provisional order in light of the opposition to it.

I agree, however, with the majority that - - -

V. The ERC Has Authority To Issue Provisional Orders under the new EPIRA Law.

The Nature of Rate-Regulation

This Court discussed the nature of rate-regulation in **Republic of the Philippines, represented by the Energy Regulatory Board v. Manila Electric Company, G.R. Nos. 141314 and 141369, promulgated on November 15, 2002,** *viz:*

---

[107] Letter of the Philippine Chamber of Commerce and Industry dated December 12, 2003, attached as Annex 21 of the Comment of the Office of the Solicitor General dated January 23, 2004; Rollo, p. 545.

> The regulation of rates to be charged by public utilities is founded upon the police powers of the State and statutes prescribing rules for the control and regulation of public utilities are a valid exercise thereof. When private property is used for a public purpose and is affected with public interest, it ceases to be *juris privati* only and becomes subject to regulation. The regulation is to promote the common good. Submission to regulation may be withdrawn by the owner by discontinuing use; but as long as use of the property is continued, the same is subject to public regulation.
>
> **In regulating rates charged by public utilities, the State protects the public against arbitrary and excessive rates while maintaining the efficiency and quality of services rendered.** However, the power to regulate rates does not give the State the right to prescribe rates which are so low as to deprive the public utility of a reasonable return on investment. Thus, the rates prescribed by the State must be one that yields a fair return on the public utility upon the value of the property performing the service and one that is reasonable to the public for the services rendered. **The fixing of just and reasonable rates involves a balancing of the investor and the consumer interests.** *(emphases supplied and footnotes omitted)*

It is evident that rate-regulation is one of the more important aspects of public utility regulation. It allows the regulator sufficient power to protect consumers from unreasonable charges while ensuring that the utility is able to maintain a viable business. As explained in **Potomac Electric Power Company v. Public Service Commission of the District of Columbia,** "(t)his zone is bounded on the one side by the interests of utility customers in not paying exorbitant rates… On the other side are the interests of utility investors in achieving a rate of return sufficient to maintain the utility's financial integrity, to permit the utility to attract necessary capital at

a reasonable cost, and fairly to compensate themselves for the risks they have assumed."[108]

Interim Rate-Regulation

Interim rate-regulation is a well-entrenched concept in utility regulation. Interim rates are defined as "**rates charged by the utility for services or products pending the establishment of a permanent rate, in emergency situations, or where a bond is posted that guarantees a refund to consumers for any excess paid by them prior to the Commission's final determination.**"[109] It should be emphasized that interim rates are not limited to emergency situations. In one case, interim rates were allowed pending the imposition of final rates when the previous rates were considered so low as to be confiscatory.[110] It has also been allowed to "**alleviate financial problems whose correction cannot safely await a decision on the proper level of permanent rates.**"[111]

Interim rate-regulation has also been viewed as a solution to the so-

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108 425 So. 2d 543 (1982).

109 Pueblo del Sol Water Company v. Arizona Corporation Commission, 772 P. 2d 1138 (1988).

110 *Id., citing* Arizona State Corporation Commission v. Mountain States Tel. & Tel. Co., 228 P. 2d 749 (1951).

111 Potomac Electric Power Company v. Public Service Commission of the District of Columbia, 457 A. 2d 776 (1983).

called "**regulatory lag**" associated with full-blown hearings.[112] Regulatory lag is defined as "**the loss of proper earnings claimed by a utility between the time a petition for rate increase is filed and the rate relief actually becomes effective by administrative or judicial determination.**"[113]

In the **United States**, numerous state public utilities commissions have **generally recognized and sanctioned "temporary rates"** to meet emergencies or determine by experiment or trial what rates would be just.[114] This has been applied to various types of utilities such as those providing services for sanitation,[115] telephone,[116] and electric power.[117]

To emphasize the importance of a regulator's power to grant interim relief, many states have even taken the position that **interim rate-regulation is implied from the power to fix final rates even in the absence of**

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112 Citizens of the State of Florida v. Public Service Commission and Florida Power Corporation, 425 So. 2d 534 (1982) and Florida Power Corporation v. Hawkins, 367 So. 2d 1011 (1979).

113 Louisiana Power and Light Company v. Louisiana Public Service Commission, 523 So. 2d 850 (1988).

114 Muskogee Gas and Electric Company v. State, 186 P. 730 (1920).

115 Far North Sanitation, Inc. v. Alaska Public Utilities, Inc., 825 P. 2d 867 (1992).

116 Chesapeake and Potomac Telephone Co. v. Public Service Commission of the District of Columbia, 330 A. 2d 236 (1974).

117 Application of Kauai Electric. Division of Citizens Utilities Co., 590 P. 2d 524 (1978).

specific statutory authority.[118]

In the case of **Far North Sanitation, Inc. v. Alaska Public Utilities, Inc.,**[119] a company engaged in garbage collection challenged the interim order of the Public Utilities Commission declaring a rate refund. The Supreme Court of Alaska held that the **broad powers** of the Public Utilities Commission to establish fair and just rates **implied** its authority to declare rates interim and refundable so long as the Commission provided protection for the interests of both the utility and public. While the Alaska Supreme Court acknowledged the existence of conflicting case law on this question citing **Electric Dist. No. 1** which held that the plain language of the relevant law requiring the commission to fix rates meant that it could only fix final rates, it was persuaded by the **weight of jurisprudence** upholding the implied power of regulators to exercise interim rate-regulation:

> **We think the better view is that the APUC has implied authority to set interim rates.** See Pueblo Del Sol Water Co. v. Arizona Corp. Comm'n, 160 Ariz. 285, 772 P.2d 1138, 1140 (App.1988) **(although no express authority exists, it is only "logical" that commission can impose interim rates subject to a decrease)**; United Tel. Co. of Florida v. Mann, 403 So.2d 962 (Fla.1981); Grindstone Butte Mut. Canal Co. v. Idaho Power Co., 98 Idaho 860, 574 P.2d 902, 906 (1978) **(implied in an on-going investigation is the power to set temporary rates)**; see also Potomac Elec. Power Co. v. Public Serv. Comm'n of Dist. of Columbia, 457 A.2d 776, 780 n. 1 (D.C.App.1983) **(Commission's power to grant interim rate increases is "implied from Commission's specifically**

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118 State ex. rel. Laclede Gas Co., v. Public Service Commission of Missouri & AFC Industries, Inc., 535 S. W. 2d 561 (1976).

119 825 P. 2d 867 (1992).

> **granted statutory powers").** AS 42.05.141(a)(1)...[120] *(emphases supplied)*

In the 1977 case of **Public Utility Commission of Texas et al. v. City of Corpus Christi,** a public utility commission and a power company appealed the decision of a lower court enjoining the commission from enforcing an interim rate order and enjoining the power company from imposing the rates arising from such order.[121] The appellate court ruled in favor of the commission and the power company, holding that the power of the commission to set interim rates "is a **power necessarily inferred from or incidental to the express power to fix a permanent rate.**"[122] The court stressed that this position has been consistently upheld in other states.[123]

In the case of **State ex rel. Laclede Gas Co. v. Public Service Commission of Missouri**, the issue before the Missouri Court of Appeals was whether the Laclede Gas Company should have been granted an interim rate increase by the Public Service Commission of Missouri **pending** the latter's determination of whether a permanent rate increase should be

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120 *Id.*

121 555 S.W.2d 509 (1977).

122 *Id.*

123 The decision cited the following cases: State ex rel. Laclede Gas Co. v. Public Service Commission of Missouri, Mo.App., 535 S.W.2d 561; Muskogee Gas & Elec. Co. v. State, 81 Okl. 176, 186 P. 730, 732; Chicago Rys. Co. v. City of Chicago, 292 Ill. 190, 126 N.E. 585, 590; Omaha & C. B. St. Ry. Co. v. Nebraska State Railway Comm., 103 Neb. 695, 173 N.W. 690; State ex rel. Puget Sound Navigation Co. v. Department of Transportation of Washington, 33 Wash.2d 448, 206 P.2d 456; and Elliott v. Empire Natural Gas Co., 123 Kan. 558, 256 P. 114.

allowed. The Court noted that the question presented was a recurring one of great public concern requiring its consideration even though the Commission subsequently granted a permanent increase. The Court explained the **well-established doctrine of implied interim rate-making powers**, *viz*:

> The **very real necessity of recognizing such a power in the regulatory agency has long been recognized by courts throughout the country**. Not a single case has been cited by Jackson County nor found by independent research which has ever denied such a power to a regulatory agency such as the Missouri Public Service Commission. On the other hand, numerous cases from diverse jurisdictions **have recognized and given effect to such an implied power even in the absence of specific statutory authority**: Omaha & C.B. St. Ry. Co. v. Nebraska State Railway Commission, 103 Neb. 695, 173 N.W. 690 (1919) (decided prior to the present Nebraska statute expressly authorizing temporary increases in an emergency); Muskogee Gas & Electric Co. v. State, 81 Okl. 176, 186 P. 730 (1920), City of Bartlesville v. Corporation Commission, 82 Okl. 160, 199 P. 396 (1921), and Oklahoma Gas & Electric Co. v. State Corporation Commission, 83 Okl. 281, 201 P. 505 (1921) (**decided in the absence of any statute granting express power to make interim increases**); State ex rel. Puget Sound Navigation Co. v. Department of Transportation of Washington, 33 Wash.2d 448, 206 P.2d 456 (banc 1949) (**without reliance upon any specific statutory power**); Chesapeake & Potomac Tel. Co. v. Public Service Commission, 330 A.2d 236 (D.C.App.1974) (**authority found solely by implication**); City of New York v. New York Telephone Co., 115 Misc. 262, 189 N.Y.S. 701 (1921) (decided before the adoption of the present New York statute specifically authorizing temporary increases); State ex rel. Utilities Commission v. Morgan, 16 N.C.App. 445, 192 S.E.2d 842 (1972) and State ex rel. Utilities Commission v. Edmisten, 26 N.C.App. 662, 217 S.E.2d 201 (1975) (decided under a file and suspend statute substantially similar to that of Missouri and with no provision expressly permitting temporary rates); Southern Bell Telephone & Telegraph Co. v. Bevis, 279 So.2d 285 (Fla.1973) (decided before adoption of the present Florida statute specifically authorizing interim increases); Federal Power Commission v. Tennessee Gas Transmission Co., 371

> U.S. 145, 150, 83 S.Ct. 211, 9 L.Ed.2d 199 (1962).[124] *(emphases supplied)*

The rationale for this position is best explained in the case of **Muskogee Gas and Electric Company v. State,** *viz:*

> The power lodged in the commission to promulgate rates is a legislative power, and its exercise by the commission involves legislative discretion and policy. **Any rule that would require the commission, before it promulgates any order fixing a rate, to have before it evidence that would establish to a mathematical certainty the reasonableness of the proposed rate, would greatly hinder, if not almost entirely prevent, the commission from exercising that power.**[125] *(emphases supplied)*

In **Muskogee**, the **temporary** rate schedules for electric service for Muskogee and Ft. Gibson issued by the Corporation Commission was **challenged** as it was temporary and experimental and was put into effect only until such time as the commission could secure data upon which to make a valuation of the property of the company and prescribe a permanent rate schedule. In ruling for the public utility, the **Court described the danger arising from a situation where a "defanged" regulator has no power to grant provisional relief:**

> The first contention strikes at the very foundation of the fundamental law creating the commission and defining its duties, and, if sustained, must work a result quite as surprising and disastrous to the appellant as to the patrons of the company and the general public, for, if **the commission were limited to prescribing rates to instances where it had made a complete inventory and valuation, there could be little or no relief**

[124] 535 S.W.2d 561 (1976).

[125] 186 P. 730 (1920).

> **from rapidly fluctuating prices** brought about by war conditions and incident to the reconstruction period.
>
> This contention of the appellant **fails to take into consideration the purpose for which the commission was created and the powers conferred upon it through the Constitution and the laws enacted by the Legislature.** [126] *(emphases supplied)*

In the Philippines, interim rate-regulation has been consistently recognized. The statutory **history** of Philippine electric power regulation discussed earlier shows that public utility regulators have always had statutory authority to grant provisional relief. As early as 1926, in the case of **Madrigal y Compania et al. v. Cui, G.R. No. 19829, November 28, 1922**, the Court recognized the power of the Public Utility Commission to grant temporary rate increases to ship owners transporting freight and passengers. The power of public utility regulators to grant interim rate increases has also been shown in various regulated industries such as those relating to electric power distribution,[127] petroleum products,[128] telecommunication services,[129] and toll rates.[130] In terms of provisional

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126 *Id.*

127 Republic v. Medina, L-32068, October 4, 1971; and Bautista v. Board of Energy and Meralco, G.R. No. 75016, January 13, 1989.

128 Citizens' Alliance for Consumer Protection v. Energy Regulatory Board, G.R. Nos. 78888-90, 79501-03, 79590-92, June 23, 1988; Maceda v. Energy Regulatory Board, et al., G.R. Nos. 95203-05 and 95119-21, December 18, 1990.

129 Radio Communications of the Philippines, et al. v. National Telecommunications Commission and Philippine Long Distance Telephone Company, G.R. No. 66683, April 23, 1990.

130 Padua v. Rañada, et al., G.R. No. 141949, October 14, 2002.

relief not related to rate-setting, the Court has upheld the power of the public utility regulators to grant temporary permits in favor of ice plant operators,[131] auto-truck operators,[132] and public utility vehicle operations.[133]

As shown by the foregoing discussions, **the power to fix interim rates is necessarily implied from the power to fix permanent rates, hence, the absence of an express statutory provision in the EPIRA does not negate the ERC's power to fix interim rates.**

It is given that the ERC has the power to **fix rates** of distribution utilities, such as Meralco, under the EPIRA by virtue of the following provisions:

> Sec. 25. *Retail Rate.* – The **retail rates charged by distribution utilities for the supply of electricity in their captive market shall be subject to regulation by the ERC** based on the principle of full recovery of prudent and reasonable economic costs incurred, or such other principles that will promote efficiency as may be determined by the ERC...*(emphasis supplied)*
>
> Sec. 43. *Functions of the ERC.* — The ERC shall promote competition, encourage market development, ensure customer choice and penalize abuse of market power in the restructured electricity industry. In appropriate cases, the ERC is authorized to issue cease and desist order after due notice and hearing. Towards this end, it shall be responsible for the following key functions in the restructured industry:
>
> xxx xxx xxx

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131 Javellana v. La Paz Ice Plant Co., G.R. No. 45577, October 30, 1937.

132 Halili v. De la Cruz, L-3321, May 16, 1951.

133 Matienzo v. Abellera, L-45839, June 1, 1988.

> (f) In the public interest, **establish and enforce a methodology for setting transmission and distribution wheeling rates and retail rates for the captive market of a distribution utility**, taking into account all relevant considerations, including the efficiency or inefficiency of the regulated entities. **The rate must be such as to allow the recovery of just and reasonable costs and a reasonable return on rate base (RORB) to enable the entity to operate viably.** The ERC may adopt alternative forms of internationally-accepted rate-setting methodology as it may deem appropriate. The rate-setting methodology so adopted and applied must ensure a reasonable price of electricity. The rates prescribed shall be non-discriminatory. To achieve this objective and to ensure the complete removal of cross subsidies, the cap on the recoverable rate of system losses prescribed in Section 10 of Republic Act No. 7832, is hereby amended and shall be replaced by caps which shall be determined by the ERC based on load density, sales mix, cost of service, delivery voltage and other technical considerations it may promulgate. The ERC shall determine such form of rate-setting methodology, which shall promote efficiency...
>
> xxx xxx xxx
>
> (u) The **ERC shall have the original and exclusive jurisdiction over all cases contesting rates**, fees, fines and penalties imposed by the ERC in the exercise of the abovementioned powers, functions and responsibilities and over all cases involving disputes between and among participants or players in the energy sector.
>
> All notices of hearings to be conducted by the ERC for the purpose of fixing rates or fees shall be published at least twice for two successive weeks in two (2) newspapers of nationwide circulation. *(emphases supplied)*

In fact, Section 25, *supra*, does not even distinguish between final and temporary rates. Hence, this provision can be read as a broad grant of power to the ERC to fix final *and interim rates*.

But even granting *arguendo* that the above-cited provisions of the EPIRA only contemplate the fixing of permanent rates, the unbending

doctrine set forth in the cases discussed earlier (**Far North Sanitation, Inc. v. Alaska Public Utilities,**[134] **Public Utility Commission of Texas v. City of Corpus Christi,**[135] **State ex. Rel. Laclede Gas Co. v. Public Service Commission of Missouri and AFC Industries, Inc.,**[136] and **Muskogee Gas and Elec. Co. v. State**[137]) holds that a Commission's authority to grant interim rates is **necessarily implied** from the express authority to regulate rates and supervise public utilities.[138]

There is no reason to move away from the principle that when the legislature delegates express powers to an administrative body, all incidental powers necessary to implement such express powers are also deemed delegated. As well stated in **Matienzo v. Abellera,** *viz*:

> **It is a settled principle of law that in determining whether a board or commission has a certain power, the authority given should be liberally construed in the light of the purposes for which it was created, and that which is**

---

134 858 P.2d. 867 (1992).

135 555 S.W.2d 509 (1977).

136 535 S.W.2d 561 (1976).

137 186 P. 730 (1920).

138 *See* Potomac Electric Power Company v. Public Service Commission of the District of Columbia, 457 A.2d 776 (1983); City of Pittsburgh v. Pennsylvania Public Utility Commission, 423 A.2d 424 (1980); Grindstone Butte Mutual Canal Co. v. Idaho Power Co., 574 P.2d 902 (1978); Chesapeake and Potomac Telephone Co. v. Public Service Commission, 330 A.2d 236 (1974); Pueblo del Sol Water Company v. Arizona Corporation Commission, 772 P.2d 1138 (1988); Application of Kauia Elec. Division of Citizens Utilities Co., 590 P.2d 524 (1978); Kansas-Nebraska Natural Gas Company, Inc. v. The State Corporate Commission of the State of Kansas, 538 P.2d 702 (1975); and Oklahoma Gas and Electric Co. v. State Corporation Commission, 201 P. 505 (1921).

> **incidentally necessary to a full implementation of the legislative intent should be upheld as being germane to the law. Necessarily, too, where the end is required, the appropriate means are deemed given...**[139] *(emphasis supplied)*

Effective utility regulation requires that a responsive regulator should be able to swiftly and flexibly respond to the **exigencies of the times.** As explained in **Ft. S. & W. Ry. Co. v. State:**

> Any rule that would require the commission, before it promulgates any order fixing a rate, to have before it evidence that would establish to a mathematical certainty the reasonableness of the proposed rate, **would greatly hinder, if not almost entirely prevent, the commission from exercising that power.**[140] *(emphasis supplied)*

The dangers emanating from a regulatory environment with a **toothless regulator** is illustrated by the Court of Appeals of Missouri in **State ex. rel. Laclede Gas Co. v. Public Service Commission of Missouri and AFC Industries, Inc.,** to wit:

> The ravaging inflation of the past few years has demonstrated the practical need for this power.[141] A striking example of the necessity for granting this type of emergency relief to a utility was demonstrated in Sho-Me Power Corp., Case No. 17,381 (1972), in which the Commission allowed an interim rate increase where the applicant was operating at a loss of over $70,000 per month and where it had paid no dividends for a period of five years. So also in the Missouri Power & Light Co. case, No. 17,815 (1973), the Commission found it appropriate to grant an interim rate increase to halt a deteriorating financial

---

139 G.R. No. L-45839, June 1, 1988.

140 108 P. 407 (1910).

141 Referring to the power to grant interim rate increases.

> situation which constituted a threat to the company's ability to render adequate service.[142] *(footnote supplied)*

These clear dangers also stare at us in our own regulatory environment. Our economic history teaches us that the Philippines is vulnerable to the rapid fluctuations in the exchange rate. In recent years, we saw how numerous industries failed to survive the Asian financial crisis fueled by the uncertainties of exchange rates. All these have had adverse financial impact on public utilities such as Meralco in terms of skyrocketing costs of debt servicing, and maintenance and operating expenses. A regulator such as the ERC should have **sufficient power to respond in real time to changes wrought by the multifarious factors affecting public utilities.**

This is not all. The **transferability clause of the EPIRA** can lead to no other conclusion that the powers of the ERB, the predecessor of the ERC, have been transferred to the ERC.

> SECTION 44. Transfer of Powers and Functions. - The powers and functions of the Energy Regulatory Board **not inconsistent with the provisions of this Act are hereby transferred to the ERC.** The foregoing transfer of powers and functions shall include all applicable funds and appropriations, records, equipment, property and personnel as may be necessary.[143] *(emphasis supplied)*

It is undisputed that the ERB had the power to grant provisional relief:

---

[142] 535 S.W.2d 561 (1976).

[143] EPIRA.

> SECTION 8. Authority to Grant Provisional Relief. - The Board may, upon the filing of an application, petition or complaint or at any stage thereafter and without prior hearing, on the basis of supporting papers duly verified or authenticated, grant provisional relief on motion of a party in the case or on its own initiative, without prejudice to a final decision after hearing, should the Board find that the pleadings, together with such affidavits, documents and other evidence which may be submitted in support of the motion, substantially support the provisional order: Provided, That the Board shall immediately schedule and conduct a hearing thereon within thirty (30) days thereafter, upon publication and notice to all affected parties.[144]

The next question is whether such power to grant provisional relief is inconsistent with the other provisions of the EPIRA. The petitioners argue that the power to grant provisional rate adjustments is inconsistent with the EPIRA.[145] They contend that the inconsistency lies in the declaration of policy of the EPIRA "to protect the public interest as it is affected by the rates and services of electric and other providers of electric power" and Section 75 of the law requiring a statutory construction in favor of "people empowerment so that the widest participation of the people, whether directly or indirectly, is ensured" vis-à-vis an interpretation to the effect that the powers transferred to the ERC include the power to issue provisional orders.[146] They submit that the power to issue provisional orders would defeat the policy of the law to protect and empower the public as such power would limit the public's right to due process and would be in derogation of

---

144 Executive Order No. 172 (1987).

145 Petition of FDC, *et al.,* dated December 23, 2003, p. 6; Rollo, p. 8.

146 *Id.* at 21.

the ERC's responsibility of protecting public interest regarding utility rates. This reveals an unjustified mindset against interim rate-making. **It would appear that interim rate-making is viewed as undesirable *per se*.** I respectfully submit, however, that the protection of public interest in utility rate-regulation and the public's right to due process **are not mutually exclusive** with the regulatory body's power to grant interim rates. Exercised properly, interim rate-making can ensure that the public utility remains viable yet its service to the consuming public is unimpaired. Interim rate-making is no hobgoblin which will gobble up unwary consumers. In the context of proper public utility regulation, this power is meant to allow the regulator sufficient leeway to act under exigent circumstances.

Further, an examination of the **intent of the law** supports the thesis that the legislators did not intend to clip the powers of the ERC. One of the EPIRA's policies is to establish a strong and purely independent regulatory body and system to ensure consumer protection.[147] Hence it is illogical to deny the ERC's power to conduct interim rate-regulation **because the inability of the ERC to respond to the needs of public utility services would subvert the policy of the law to protect public interest under any and all circumstances.**

Accordingly, since the ERC has authority to grant interim rates under EPIRA, then Section 4 (e), Rule 3 of the EPIRA's Implementing Rules and Regulations on the ERC's power to provisionally grant applications for rate

---

[147] Section 2 (j), EPIRA.

adjustment is valid. This provision in the Implementing Rules and Regulations is pursuant to the Department of Energy's mandate to formulate such rules and regulations as may be necessary to implement the objectives of the EPIRA.[148] This is also consistent with the doctrine of **subordinate legislation** as explained in the case of **Free Telephone Workers' Union v. Minister of Labor**:

> Accordingly, with the growing complexity of modern life, the multiplication of the subjects of governmental regulation, and the increased difficulty of administering the laws, there is a constantly growing tendency toward the delegation of greater powers by the legislature and toward the approval of the practice by the courts. Consistency with the conceptual approach requires the reminder that what is delegated is authority non-legislative in character, the completeness of the statute when it leaves the hands of Congress being assumed...Thus from Justice J.B.L. Reyes in People v. Exconde: It is well established in this jurisdiction that, while the making of laws is a non-delegable activity that corresponds exclusively to Congress, nevertheless the latter may constitutionally delegate authority to promulgate rules and regulations **to implement a given legislation and effectuate its policies**, for the reason that the legislature often finds it impracticable (if not impossible) to anticipate and provide for the multifarious and complex situations that may be met in carrying the law into effect. All that is required is that the regulation should be germane to the objects and purposes of the law; that the regulation be not in contradiction with it; but conform to the standards that the law prescribes. [149] *(emphasis supplied)*

VI. Summation

On the issue of whether the ERC has legal authority to grant provisional rate adjustments under the EPIRA law, **I concur with the**

148 Section 37 (p), EPIRA.

149 G.R. No. 58184, October 30, 1981.

majority. The ERC has authority to grant provisional adjustments by virtue of the express transfer from the ERB to the ERC of the former's power to grant provisional relief, the doctrine that interim rate-regulation is implied from or incidental to the express power to fix a permanent rate, the broad provisions of the EPIRA which make no distinction between interim or permanent rate-regulation, and the intent of the EPIRA and rate-regulation. **Further, the provisional relief may be granted even prior to a full hearing without violating the requirements of due process.**

On the issue of whether the grant by the ERC of the provisional rate adjustment to Meralco was done with grave abuse of discretion amounting to lack or excess of jurisdiction, I respectfully **dissent from the majority. First,** there was no violation of the procedure set forth in the EPIRA's Implementing Rules and Regulation when ERC issued its Questioned Order. The public was duly notified of Meralco's application and was able to assail its legality and propriety in a public hearing before the effectivity of the Questioned Order. **Second,** the issuance of *ex-parte* orders is universally recognized as a legitimate exercise of the police power of the State and should not be niggardly construed. **Third,** it is premature for the Court to strike down the Questioned Order since it is merely provisional and pending reconsideration before the ERC. The Court should allow the unimpeded flow of the effective and available administrative remedy before the ERC. Hence, the case at bar should be remanded to the ERC, which should be

allowed to resolve the pending motions assailing the propriety of the provisional rate increase in favor of Meralco, especially its factual bases.

REYNATO S. PUNO
Associate Justice

G.R. No. 161113 – FREEDOM FROM DEBT COALITION, ANA MARIA NEMENZO, AS PRESIDENT OF FREEDOM FROM DEBT COALITION, MA. TERESA I. DIOKNO-PASCUAL, REP. LORETTA ANN ROSALES [PARTY-LIST AKBAYAN], REP. JOSE VIRGILIO BAUTISTA [PARTY-LIST SANLAKAS], REP. RENATO MAGTUBO [PARTY-LIST PARTIDO MANGGAGAWA], *Petitioners,* vs. ENERGY REGULATORY COMMISSION AND MANILA ELECTRIC COMPANY [MERALCO], *Respondents.*

JUNE 15, 2004

SEPARATE OPINION

SANDOVAL-GUTIERREZ, *J.*:

Electricity as the purest form of energy is now the most pervasive energy source propelling the engines of growth in both developed and developing economies, such as ours. Its role has been increasingly important as major technology development in all sectors of the economy has its basis on electric power.

Towards this end, past and present administrations have been exerting efforts to reform the economy and the power sector is a priority area. The Philippine government, given the limited resources and the economy's growth and development objectives,

has been paving the way for greater private sector capital investment and participation in the power sector.

Initially, the enactment of the **Build-Operate-Transfer (BOT) Law in 1987** marked the beginning of the private sector's participation in major power projects, thus, resulting to a substantial amount of independent power producers' (IPPs) power capacity coming on-stream. This was followed by the enactment of the **Foreign Investment Act** allowing 100% foreign ownership in power generation projects.

In fact, government encouragement of immediate entry of IPPs in the early 1990s to end the severe power shortages, has resulted in higher tariffs composed of demand and energy charges as well as foreign currency adjustments.

Now, with the ratification of **Republic Act No. 9136**, otherwise known as "**The Electric Power Industry Reform Act (EPIRA) of 2001**," the most impressive economic reform in the Philippine energy sector, foreign investors and foreign governments are "guardedly optimistic."[1] Their concern, and so should ours is, if such structural reform fails, then electricity prices would not start to moderate through the pressure of market forces,

---

[1] Transcript of Ambassador Francis Ricciardone's Interview with Business World Newspaper, *U.S. Supports Privatization, other Reforms in Philippine Energy Sector*, December 5, 2002.

and most importantly, the country would not have a **reliable, good supply of electricity**, thus, once more the re-surfacing of severe power shortages or "blackouts."

Verily, the essential nature of the service that electricity provides to all sectors of the economy requires that electricity prices are set prudently and efficiently.

While this Court concedes the primacy of the public interest in an adequate and efficient service, the same is not necessarily to be equated with non-compensatory electricity rates or prices. Reasonableness in the rates assumes that the same is fair to both the public utility and the consumer.

Indeed, we held in *Philippine Communications Satellite Corporation vs. Alcuaz*[2] that:

> "The power of the State to regulate the conduct and business of public utilities is limited by the consideration that it is not the owner of the property of the utility, or clothed with the general power of management incident to ownership, since the private right of ownership to such property remains and is not to be destroyed by the regulatory power. ***The power to regulate is not the power to destroy useful and harmless enterprises, but is the power to protect, preserve, and control with due regard for the interest, first and foremost, of the public then of the utility and of its patrons.***"

[2] G.R. No. 84818, December 18, 1989, 180 SCRA 218, 231, citing 73 C.J.S. 1005.

But how do we strike a balance between ensuring consumer protection, on the one hand, and enhancing the competitive operation of the electricity market, on the other? This is the underlying issue raised in the instant petition.

The ERC has legal and statutory authority to issue a provisional order of rate adjustment.

Historically, the "Energy Regulatory Board" (ERB) was created under **Executive Order No. 172** to regulate, among others, the distribution of energy resources and to **fix rates** to be charged by public utilities involved in the distribution of electricity.[3] Among the key powers of this regulatory body is **provisional rate-fixing**, thus:

> "SECTION 8. *Authority to Grant Provisional Relief.* — The Board may, upon the filing of an application, petition or complaint or at any stage thereafter and without prior hearing, on the basis of supporting papers duly verified or authenticated, grant provincial relief on motion of a party in the case or on its own initiative, without prejudice to a final decision after hearing, should the Board find that the pleadings, together with such affidavits, documents and other evidence which may be submitted in support of the motion, substantially support the provisional order: Provided, That the Board shall immediately schedule and conduct a hearing thereon within thirty (30) days thereafter, upon publication and notice to all affected parties."

[3] *Republic vs. Manila Electric Company*, G.R. No. 141314, November 15, 2002, 391 SCRA 700, 708.

Later, Republic Act No. 9136 or the "EPIRA" amended Executive Order No. 172 and gave impetus to the creation of the "Energy Regulatory Commission" (ERC). Thus, Section 38 of the same law provides:

> "SECTION 38. *Creation of the Energy Regulatory Commission.* – There is hereby created an Independent, quasi-judicial regulatory body to be named the Energy Regulatory Commission (ERC). For this purpose, the existing Energy Regulatory Board (ERB) created under Executive Order No. 172, as amended, is hereby abolished."

Despite ERB's abolition, its powers and functions were transferred to the ERC under Section 44, thus:

> "SECTION 44. *Transfer of Powers and Functions.* – The **powers and functions of the Energy Regulatory Board** not inconsistent with the provisions of this Act **are hereby transferred to the ERC.** The foregoing transfer of powers and functions shall include all applicable funds and appropriations, records, equipment, property and personnel as may be necessary."

Although the EPIRA does not contain an express provision empowering the ERC to grant provisional orders of rate adjustments, such silence of the law should not *ipso facto* be interpreted as an amendment by deletion of such a key function.

To begin with, pursuant to the rules on statutory construction, the general rule on amendment by deletion is not applicable when the intent of the legislature to make such change in the meaning of the previous law is not clear.[4]

In *In Re: R. McCulloch Dick*,[5] we held that: "where the question is whether a statute should be interpreted as having impliedly created a power not given in express words, the preamble may be consulted for the purpose of ascertaining the legislative intent."

The legislative intent for the ERC to retain the authority to issue provisional rate adjustments is gleaned from the express reasons for enacting the law which, under Section 2 of Republic Act No. 9136, are the following:

> "SECTION 2. *Declaration of Policy.* - It is hereby declared the policy of the State:
>
> (a) To ensure and accelerate the total electrification of the country;
>
> (b) **To ensure the quality, reliability, security and affordability of the supply of electric power;**
>
> (c) **To ensure transparent and reasonable prices of electricity** in a regime of free and fair competition and full public accountability to achieve greater operational and economic efficiency and enhance the competitiveness of Philippine products in the global market;

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[4] See Dissenting Opinion of Justice A. Panganiban in *Gloria vs. Court of Appeals*, G.R. No. 131012, April 21, 1999, 306 SCRA 287, 313, citing Agpalo, Statutory Construction, 76-77 (1990).

[5] G.R. No. 1384, April 15, 1918, 38 Phil. 224.

(d) To enhance the inflow of private capital and broaden the ownership base of the power generation, transmission and distribution sectors;

(e) To ensure fair and non-discriminatory treatment of public and private sector entities in the process of restructuring the electric power industry;

(f) To protect the public interest as it is affected by the rates and services of electric utilities and other providers of electric power;

(g) To assure socially and environmentally compatible energy sources and infrastructure;

(h) To promote the utilization of indigenous and new and renewable energy resources in power generation in order to reduce dependence on imported energy;

(i) To provide for an orderly and transparent privatization of the assets and liabilities of the National Power Corporation (NPC);

(j) To establish a strong and purely independent regulatory body and system to ensure consumer protection and enhance the competitive operation of the electricity market; and

(k) To encourage the efficient use of energy and other modalities of demand side management."

To exclude such key function would certainly emasculate the law itself. A law should not be so interpreted as to afford an opportunity to defeat compliance with its terms.

Thus, considering the reasons behind the establishment of the ERC, there is every indication that the legislative intent is for the ERC to retain its authority to issue provisional rate adjustments in order to accomplish its role.

The records of the deliberation of the Committee on Energy (House Panel of the Power Commission) support this position.

As early as the deliberation stage in the Power Commission, the intention to retain the ERC's power to issue provisional rate adjustments was discussed, thus:

> "THE CHAIRMAN. Thank you and good morning to all. The meeting of the Members of the House contingent of the Power Commission is resumed.
>
> x x x
>
> MR. FRANCISCO. Chairman Badelles, Honorable Members of the House Panel of the Joint Congressional Power Commission, friends and colleagues from the power industry, good morning.
>
> x x x
>
> The EPIRA is the product of a long, and sometimes impassioned debate on countless contentious issues. The result law, therefore, embodies a careful balancing of interests, with the end view of providing all Filipinos, from the smallest household to the largest industrial user, the benefits of quality power at a competitive price.
>
> x x x
>
> First is the **ERC's Power to Grant Provisional Approvals and Fix Rates.**
>
> At first glance, we find that **Rule 4, Section 4 (e) of the new draft finally gives the ERC the power to provisionally approve urgent petitions, without prejudicing the promulgation of a final order following the usual hearings and arguments** ...
>
> x x x
>
> **This provision was largely taken from Section 8 of Executive Order 172, creating the ERB, the now defunct ERB. However, we find that certain phrases and requirements were added that defeat the purpose of giving ERC the power to act on urgent petitions. We would recommend that the language found on Section 8 of EO 172 be retained,** as follows:
>
> 'The ERC may, upon the filing of an application, petition or complaint or at any stage thereafter and without prior hearing on the basis of supporting papers duly verified or authenticated, grant provisional relief on motion of a party without prejudice to a final decision after hearing, should the Board find that the pleadings together with such affidavits, documents and other evidence which may be submitted in support of the motion.' **Adopting this is provided for by Section 80 of RA 9136, which stipulates that the EO 172 shall continue to have full force and effect except insofar as it is inconsistent with the Act.**
>
> x x x

REP. CONSTANTINO G. JARAULA. Mr. Chairman. I think the first concern refers to the provisional grant vested on the ERC. I am interested in this as this was the subject that we went into yesterday.

x x x

MR. FRANCISCO. x x x.

We never used to be worried that the granting of a provisional authority would be as delayed as we are now currently experiencing and, therefore, we are very happy that Congressman Jaraula seems to agree with us that there should be a time limit as to the response of the regulatory body to a petition. Because if there were a time limit, then the need for a provisional relief will not be as big, but we still think that it would tie the hands of the regulatory commission if its authority to grant provisional relief in the instances where it is really very urgent that they would be tied by the requirement to conduct public hearings. x x x.

x x x

REP. JARAULA. x x x.

The other thing is that, I would agree with you also that it would tie up or it would hamper your operations if it is delayed in the public hearing. May only interest is that, when ERC appreciates and evaluates the petition, the side of the consumers should already be available, if they prefer to have. In other words, by the process of discussion in the local level knowing that a petition will be filed, they can already draft their position in effect without having to go through a public hearing.

And so, as you file, they can also immediately comment without being asked to comment. They can also say, you are going to file today, they will learn of that, they will also immediately file, so that, in the appreciation, it is not one-sided. We give the authority to ERC, but ERC will have the opportunity now to see both sides before conducting a public hearing so that they can determine which is really.

My point here is that – rates, I am primarily interested in rates. It is not on management level although I am not an expert in management. On management level, it is only very seldom that 1973 oil crisis would happen, so that management should be able to already forecast what is to come and, therefore, there is not shocking incident that may trigger an immediate petition. These are things that are studied through the months or through the years and, therefore, a petition for a rate increase is not something that is sudden unless there are, as I said, like '73 oil crisis, there are unusual incidents.

x x x."[6]

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[6] Transcripts of the Committee on Energy (House Panel of the Power Commission), November 28, 2001, IV-4 to VIII-2.

The clear intent and design of the legislature to confer to the ERC the authority to issue provisional orders is manifest. The cardinal rule in the interpretation of all laws is to ascertain and give effect to the intent of the law.[7] In *Philippine National Bank vs. Office of the President,*[8] we ruled:

> "The intent of a statute is the law. If a statute is valid it is to have effect according to the purpose and intent of the lawmaker. The intent is the vital part, the essence of the law, and the primary rule of construction is to ascertain and give effect to the intent. The intention of the legislature in enacting a law is the law itself, and must be enforced when ascertained, although it may not be consistent with the strict letter of the statute. Courts will not follow the letter of a statute when it leads away from the true intent and purpose of the legislature and to conclusions inconsistent with the general purpose of the act. Intent is the spirit which gives life to a legislative enactment. In construing statutes, the proper course is to start out and follow the true intent of the legislature and to adopt that sense which harmonizes best with the context and promotes in the fullest manner the apparent policy and objects of the legislature."

Furthermore, a cardinal rule in statutory construction is that **legislative intent must be ascertained from a consideration of the statute as a whole** and not merely of a particular provision.[9]

Courts must give effect to the general legislative intent that can be discovered from the four corners of the statute, and in order

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[7] *David vs. COMELEC,* G.R. Nos. 127116 & 12809, April 8, 1997, 271 SCRA 90, 100-101, citing *Collector of Internal Revenue vs. Manila Lodge No. 761,* 105 Phil. 983; Agpalo, *Statutory Construction*, 1990 Ed., 36; Francisco, *Statutory Construction*, Third Ed., 5 and 106; Martin, *Statutory Construction*, 1979 Ed., 40.

[8] G.R No. 104528, January 18, 1996, 252 SCRA 5, 11, citing *Ongsiako vs. Gamboa*, 86 Phil. 50 (1950); Vol. II, Sutherland, *Statutory Construction*, 693-695.

[9] *Philippine Long Distance Telephone Co., Inc. vs. City of Davao*, G.R. No. 143867, August 22, 2001, 363 SCRA 522, 531.

to ascertain such intent, the **whole statute, and not only a particular provision thereof, should be considered.**

In resolving the instant case, it is necessary that we consider not only Section 43 of Republic Act No. 9136 but also its other provisions, particularly Section 44 on Transfers of Powers and Functions (earlier quoted) and Section 80[10] on Applicability and Repealing Clause, in order to unravel the legislative intent. All these provisions should be harmonized with each other.

In *Gordon vs. Veridiano*,[11] we emphasized the courts' duty to reconcile and harmonize laws:

> "Courts of justice, when confronted with apparently conflicting statutes, should endeavor to reconcile the same instead of declaring outright the invalidity of one as against the other. Such alacrity should be avoided. The wise policy is for the judge to harmonize them if this is possible, bearing in mind that they are equally the handiwork of the same legislature, and so give effect to both while at the same time also according due respect to a coordinate department of the government."

---

10 Sec.80. *Applicability and Repealing Clause.* – The applicability provisions of Commonwealth Act No. 146, as amended, otherwise known as the "Public Services Act"; Republic Act 6395, as amended, revising the charter of NPC; Presidential Decree 269, as amended, referred to as the National Electrification Decree; Republic Act 7638, otherwise known as the "Department of Energy Act of 1992"; Executive Order 172, as amended, creating the ERB; Republic Act 7832 otherwise known as the "Anti-Electricity and Electric Transmission Lines/Materials Pilferage Act of 1994", shall continue to have full force and effect except insofar as they are inconsistent with this Act.

The provisions with respect to electric power of Section 11 (c) of Republic Act 7916, as amended, and Section 5 (f) of Republic Act 7227, are hereby repealed or modified accordingly.

11 167 SCRA 51, 58-59 (1988), cited in *Republic vs. Asuncion*, G.R. No. 108208, March 11, 1994, 231 SCRA 211, 230-231.

In fine, the pertinent provisions of the EPIRA can well go together with full and unhampered effect to the other provisions, without doing violence to the law, thereby giving spirit to the maxim, *interpretare et concordare legibus est optimus interpretandi* or every statute must be so construed and harmonized with other statutes as to form a uniform system of jurisprudence.

Petitioner failed to resort to the primary administrative jurisdiction and to exhaust administrative remedies before the ERC.

At the outset, it bears stressing that only petitioner FDC failed to file a motion for reconsideration with the ERC.[12]

Section 43 (u) of Republic Act No. 9136 explicitly provides:

> "(u) The ERC shall have the original and exclusive jurisdiction over all cases contesting rates, fees, fines and penalties imposed by the ERC in the exercise of the abovementioned powers, functions and responsibilities and over all cases involving disputes between and among participants or players in the energy sector."

[12] Records reveal that NASECORE, Lualhati, and other oppositors before the ERC filed their motion for reconsideration of the challenged Order.

A similar provision is also incorporated in the Implementing Rules and Regulations of Republic Act No. 9136, particularly in Section 4 (n)[13] thereof.

Obviously, the authority conferred upon the ERC is intended to be **full, clear and complete.** In fact, the use of the word *original* and *exclusive* is synonymous to "sole" that emphasizes the unimpaired character of the jurisdiction reposed.

The rationale behind the need for a prior resort to the ERC is highlighted in *Lawyers against Monopoly and Poverty (LAMP) vs. MERALCO,*[14] thus:

> "Rate fixing call for a technical examination and a specialized review of specific details which the courts are ill-equipped to enter, hence, such matters are primarily entrusted to the administrative or regulating authority."

A careful perusal of the petition reveals that the main thrust of petitioner's argument is that the provisional rate adjustment of 12 centavos per kwh was granted by the ERC with palpable and manifest bias considering that "the only basis is that respondent MERALCO is in dire economic straits." Definitely, this intricate

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[13] (n) The ERC shall have the original and exclusive jurisdiction over all cases contesting rates, fees, fines and penalties imposed in the exercise of its powers, functions and responsibilities and over all cases involving disputes between and among participants or players in the energy sector relating to the foregoing powers, functions and responsibilities.

[14] G.R. No. 141369, April 9, 2003, citing *Republic v. Medina*, 41 SCRA 643 (1971).

question of fact requires technical and specialized knowledge that is within the province of the ERC alone.

On this score, the Solicitor General correctly observed and recommended that:

> "The oppositors raised serious grounds in opposition to the application for rate case. The same grounds were interposed as reasons for the reconsideration of the provisional authority. Considering the gravity of these grounds, they should be considered by the ERC not only in the main case but also on the issue of the provisional increase. x x x:
>
> x x x
>
> "The Office of the Solicitor General, however, hastens to add that these grounds raise factual issues which the ERC should be allowed to resolve. x x x.
>
> x x x
>
> "There were several oppositors who filed motions for production of certain documents. Although the ERC directed MERALCO to comment on these motions, the ERC has yet to rule on said motions. These motions should be resolved as it is intimately related to the issue of the propriety of the provisional increase.
>
> x x x
>
> "The motions for reconsideration of the provisional increase are properly addressed to the ERC which should be allowed to issue the proper resolution discussing the grounds in support of and in opposition of the provisional increase x x x 'based on the [application] and supporting documents attached thereto and such comments or pleadings the consumers or the LGU concerned may have filed within thirty (30) calendar days from receipt of a copy of the application or petition or from publication thereof as the case may be.'
>
> x x x
>
> **RECOMMENDATION**
>
> "**WHEREFORE,** it is respectfully prayed that the petition be denied. It is further prayed that the ERC be allowed to expeditiously proceed and hear MERALCO and the oppositors *a quo* on their arguments and

> counterarguments on the ERC Order dated November 27, 2003 and to resolve the issue on the propriety of the provisional increase as well as the application on the merits.
>
> x x x."

We take cognizance of the wealth of jurisprudence on the doctrine of primary administrative jurisdiction and exhaustion of administrative remedies. In this era of clogged court dockets, the need for specialized administrative boards or commissions with the special knowledge, experience and capability to hear and determine promptly disputes on technical matters or intricate questions of facts, subject to judicial review in case of grave abuse of discretion, is indispensable. *Between the power lodged in an administrative body and a court, the unmistakable trend is to refer it to the former.*[15] In *Padua vs. Ranada,*[16] this Court held:

> "x x x, if the case is such that its determination requires the expertise, specialized skills and knowledge of the proper administrative bodies because technical matters or intricate questions of facts are involved, then **relief must first be obtained in an administrative proceeding before a remedy will be supplied by the courts even though the matter is within the proper jurisdiction of a court.**"

The ERC committed no grave abuse of discretion in granting the provisional rate of increase.

---

[15] *Padua vs. Ranada*, G.R. No. 141949, October 14, 2002, 390- SCRA 663, 677, citing *Abejo vs. Dela Cruz*, 149 SCRA 654 (1987).

[16] *Ibid.*, citing *Industrial Enterprises, Inc. vs. Court of Appeals*, 184 SCRA 426 (1990).

Even granting that petitioner's recourse to the instant remedies is in order, still, we cannot rule in its favor.

Although this Court, under Section 4 (p) of the Implementing Rules and Regulations of R.A. No. 9136, has been given jurisdiction, so to speak, to review all actions taken by the ERC, yet, in the exercise thereof, the Court is to merely check whether or not the ERC has gone beyond the limits of its jurisdiction, not that it erred or has a different view. In the absence of a showing that the ERC has committed grave abuse of discretion amounting to lack of jurisdiction, there is no occasion for the court to exercise its corrective power. Indeed, we should not decide a matter which by its nature is for the ERC alone to decide.

In the case at bar, we find no improvident use of power on the part of the ERC which will necessitate the exercise of the court's power of judicial review.

First, the provisional order issued by the ERC did not violate its own Implementing Rules and Regulations, particularly Section 4 (e), Rule 3 thereof.

To be closer to the truth, Section 4(e), Rule 3 of the Implementing Rules and Regulations is reproduced hereunder:

"(e) Any application or petition for rate adjustment or for any relief affecting the consumers must be verified, and accompanied with an acknowledgement of receipt of a copy thereof by the LGU Legislative Body of the locality where the applicant or petitioner principally operates together with the certification of the notice of publication thereof in a newspaper of general circulation in the same locality.

The ERC may grant provisionally or deny the **relief prayed for not later than seventy-five (75) calendar days from the filing of the application or petition, based on the same and the supporting documents attached thereto and such comments or pleadings the consumers or the LGU concerned may have filed within thirty (30) calendar days from receipt of a copy of the application or petition or from the publication thereof as the case may be.**

Thereafter, the ERC shall conduct a formal hearing on the application or petition, giving proper notices to all parties concerned, with at least one public hearing in the affected locality, and shall decide the matter on the merits not later than twelve (12) months from the issuance of the aforementioned provisional order.

x x x."

Records show that the Sangguniang Panlungsod of Pasig City was furnished a copy of the verified application of MERALCO on October 9, 2003 and then, prior to its filing with the ERC, a notice (of its filing) was published on October 10, 2003 in a newspaper of general circulation, particularly the Manila Times.

Petitioner however insists that "a provisional order may only be issued after comments submitted by any oppositor within thirty (30) days from notice." Petitioner's interpretation is far from persuasive.

On this score, we find the following discussion of the ERC in its Comment[17] impressed with merit, thus:

> "The procedure in Section 4(e), Rule 3 of the Implementing Rules for the issuance of provisional orders does not require the filing of any comments or pleadings by the consumers or the LGU concerned before respondent ERC may grant provisionally or deny the relief prayed for. x x x. In arriving at a decision to provisionally grant or deny the relief prayed for, respondent ERC is authorized to base its decision on the verified application and the supporting documents attached thereto. Within thirty (30) calendar days from receipt of a copy of the application or petition or from the publication thereof as the case may be, the consumers or the LGU concerned may file their comments on the application or petition. Should they do so before the issuance of any provisional order, respondent ERC may likewise base its decision thereof. x x x.
>
> The foregoing provision, x x x, merely echoes what is expressly provided for in Section 8 of E.O. No. 172 – that provisional orders may be issued *ex parte*. Under said provision, the only requirements for its issuance are that the pleadings, affidavits, documents and other evidence must substantially support the provisional order and that a formal hearing must forthwith conducted within thirty days from issuance of the order."

Indeed, after the filing of MERALCO's verified application on October 10, 2003, the ERC, in its Order dated November 3, 2003, directed the oppositors NASECORE, Genario Lualhati, and FDC to file their comments thereon. However, only Lualhati filed his comment on November 21, 2003 or barely one month after manifesting in a letter dated October 24, 2003 his intent to file an opposition to the application. On November 27, 2003 or after forty-eight (48) days from the filing of the application

[17] Comment at 13-14.

and six (6) days from receipt of Lualhati's comment, the ERC issued the assailed provisional order. This provisional order was issued well-within the reglementary seventy-five (75) day period.

Second, petitioner argues that "the ERC has effectively granted MERALCO's application on the merits without full-blown hearings on the matter, in violation of substantive and procedural due process." This argument is totally misplaced.

It bears stressing that the issue raised by petitioner is not novel. We have ruled in a catena of cases that "**an administrative agency may be empowered to approve provisionally, when demanded by urgent public need, rates of public utilities without a hearing.** The reason is easily discerned form the fact that provisional rates are by their nature temporary and subject to adjustment in conformity with the definitive rates approved after final hearing."[18]

It may be recalled that Section 16 (c) of the Public Service Law authorizes the Public Service Commission to "**approve rates proposed by public services provisionally and without necessity of any hearing,** x x x."

---

[18] *Padua vs. Ranada, supra.* at 683, citing *Radio Communications of the Philippines vs. National Telecommunications Commission*, 184 SCRA 517 (1990).

To clarify the intent as well as the extent of the Commission's power, our ruling in *Republic vs. Medina*[19] is in point, thus:

> "x x x. The Public Service Commission practice, moreover, is to hear and approve revised rates without published notices or hearing. The reason is easily discerned: **The provisional rates are by their nature temporary and subject to adjustment in conformity with the definitive rates approved**, and in the case at bar, the Public Service Commission order of 20 May 1970 expressly so provided."

Subsequently, in *Padua vs. Ranada*,[20] citing *Maceda vs. Energy Regulatory Board*, we ruled that "while the ERB is not precluded from conducting a hearing on the grant of provisional authority – which is of course, the better procedure – however, it can not be stigmatized if it failed to conduct one."

In *Citizens' Alliance for Consumer Protection vs. Energy Regulatory Board*,[21] we also held:

> "In the light of Section 8 quoted above, public respondent Board need not even have conducted formal hearings in these cases prior to issuance of its Order of 14 August 1987 granting a provisional increase of prices. **The Board, upon its own discretion and on the basis of documents and evidence submitted by private respondents, could have issued an order granting provisional relief immediately upon filing by private respondents of their respective applications.** In this respect, the Court considers the evidence presented by private respondents in support of their applications —i.e., evidence showing that importation costs of petroleum

[19] G.R. No. L-32068, October 4, 1971, 41 SCRA 643, 654.

[20] *Supra.* citing *Maceda vs. Energy Regulatory Board*, 192 SCRA 363 (1990).

[21] *Ibid.* 162 SCRA 521 (1988).

> products had gone up; that the peso had depreciated in value; and that the Oil Price Stabilization Fund (OPSF) had been depleted – as substantial and hence constitutive of at least prima facie basis for issuance by the Board of a provisional relief order granting an increase in the prices of petroleum products."

Later, the ERC promulgated, as part of its Implementing Rules, the following provision:

> "x x x x x x
>
> "The ERC may grant provisionally or deny the relief prayed for not later than seventy-five (75) calendar days from the filing of the application or petition, based on the same and the supporting documents attached thereto and such comments or pleadings the consumers or the LGU concerned may have filed within thirty (30) calendar days from receipt of a copy of the application or petition or from the publication thereof as the case may be.
>
> "Thereafter, the ERC shall conduct a formal hearing on the application or petition, giving proper notices to all parties concerned, with at least one public hearing in the affected locality, and shall decide the matter on the merits not later than twelve (12) months from the issuance of the aforementioned provisional order.
>
> x x x."

At this point, it bears reiterating that **the reasonableness of the provisional rate adjustment is best addressed to the ERC.**

Petitioner claims that the ERC's unilateral issuance of a provisional rate adjustment is repugnant to the policy declaration set forth in the EPIRA "to protect the public interest as it is affected by the rates and services of the electric utilities and other providers of electric power."

We however note that respondent may likely suffer a severe drawback, with the consequent detriment to the public service, should the assailed Order of the ERC turn out to be improvident.

At present, respondent claims that it is engaged in 42 major capital projects aimed at addressing its system overloads. These projects were undertaken on the premise that its provisional application for rate adjustment would be approved. Consequently, a declaration of nullity of the assailed provisional Order of the ERC would definitely deter such projects and ultimately impair respondent's ability to provide safe, adequate and reliable service to the consuming public, thus, depriving its patrons and the consumers of a vital and essential service.

WHEREFORE, I join Mr. Senior Justice Reynato S. Puno in his Dissenting Opinion that the Energy Regulatory Commission (ERC) has the authority to grant provisional rate adjustments *ex-parte* and vote to DISMISS the petition.

Angelina S. Gutierrez

ANGELINA SANDOVAL-GUTIERREZ
Associate Justice

G.R. NO. 161113 (FREEDOM FROM DEBT COALITION, ET AL., VS. ENERGY REGULATORY COMMISSION AND MANILA ELECTRIC COMPANY)

x --- JUNE 15, 2004 [signature]

CONCURRING AND DISSENTING OPINION

AUSTRIA-MARTINEZ, *J.*:

I concur with the majority opinion insofar as it rules that the petition should be granted, as the provisional order of November 27, 2003 was issued by the ERC with grave abuse of discretion. I do not agree, however, with its position that the ERC has the inherent power to provisionally grant an application for rate adjustment.

FIRST ISSUE

WHETHER OR NOT THE ERC HAS THE LEGAL AUTHORITY TO GRANT PROVISIONAL RATE ADJUSTMENTS UNDER THE EPIRA

The ERC's authority to fix rates is a non-issue in this case. The power to fix temporary rates, however, is.

The thrust of the majority opinion is that the provisional ratemaking power of the ERC is necessarily implied from its power to fix permanent rates, hence the absence of an express provision in the EPIRA does not negate the existence of such power.

With all due respect, however, I believe that whatever provisional ratemaking power the ERC possess must emanate from the law that created it, the EPIRA.

The Energy Regulatory Commission (ERC), the Public Service Commission (PSC), the Energy Regulatory Board (ERB), and all other regulatory bodies for that matter, are mere creatures of the legislature. As such, the nature and extent of their powers are derived from the respective statutes that created them. Thus, it is stated:

> **Being creatures of the legislature, administrative agencies have no general, inherent or common-law powers, but only those powers conferred upon them by the legislature.** Apart from the instances in which an administrative agency is created and empowered by a provision of a state constitution or an executive order, the source of powers of administrative agencies lies in statutes, and administrative agencies must find within statutes warrant for the exercise of any authority which they claim. Absent a constitutional provision, administrative agencies derive their authority from (1) the enabling legislation that mandates the particular agency's function and grants powers, and (2) from general laws affecting administrative bodies.[1] (Emphasis supplied)

In the same wise, it is said that:

> Public Service Commissions are administrative agencies generally empowered to regulate public utilities, which are business organizations which regularly supply the public with some commodity or service, such as electricity, water, gas, and telephone service. **Public Service Commissions have no inherent power; all of their power and jurisdiction must be found within the statutory or constitutional provisions creating them.** The essence of the power of Public Service Commissions is regulatory. Among the typical powers are setting rates, promulgating regulations, collecting information, and processing complaints.[2] (Emphasis supplied)

---

[1] Constantino, Hinck, McCarthy and Stull, J.D.s, Administrative Law, 2 Am. Jur. 2d Administrative Law §55.

[2] Topliff, Mary L., J.D., Public Service Commission's Implied Authority to Order Refund of Public Utility Revenues, 41 A.L.R. 5th 783.

The ERC "has no life except as life is given by the Legislature."[3]

The EPIRA lays down the multifaceted role of the ERC in the regulation of the electric power industry. Particularly, Section 43 thereof, which exhaustively enumerates the functions of the ERC, is explicit in setting forth the various key functions of the ERC in relation to its administrative, regulatory and quasi-judicial responsibilities. It is the legislature's unequivocal expression of its intent to limit the powers of the ERC to those specified in said section. With regard to its ratemaking power, the last paragraph of Section 43 demonstrates the legislature's intent for the ERC to exercise its delegated power of setting just and reasonable rates, provided it conforms with the procedural mandates of publication, notice and hearing. There is no proviso, or even a whisper, in Section 43 or in any other provisions of the EPIRA which indicates the legislature's intent to endow the ERC with authority to issue provisional orders for rate adjustments.

Expressio unius est exclusio alterius, the express inclusion of one implies the exclusion of all others.[4]

> The rule of *expressio unius est exclusio alterius* is formulated in a number of ways. One variation of the rule is the principle that what is expressed puts an end to that which is implied. *Expressium facit cessare tacitum.* Thus, where a statute, by its terms, is expressly limited to certain matters, it may not, by interpretation or construction, be extended to other matters.

---

3 New England Telephone and Telegraph Company vs. Public Utilities Commission et al., 362 A.2d 741 (1976).

4 Commissioner of Internal Revenue vs. Michael J. Lhuillier Pawnshop, Inc., G.R. No. 150947, July 15, 2003; South Central Bell Tel. Co. vs. Tennessee Public Service Com. (1984, Tenn App) 675 SW2d 718.

. . .

> The rule of *expressio unius est exclusio alterius* and its variations are canons of restrictive interpretation. They are based on the rules of logic and the natural workings of the human mind. They are predicated upon one's own voluntary act and not upon that of others. **They proceed from the premise that the legislature would not have made specified enumeration in a statute had the intention been not to restrict its meaning and confine its terms to those expressly mentioned.**[5] (Emphasis supplied)

In *South Central Bell Telephone Company vs. Tennessee Public Service Commission*,[6] the Tennessee appellate court used the same principle of statutory construction when it reversed the Tennessee Public Service Commission's order requiring the plaintiff telephone company to refund to its customers certain sums collected by them pursuant to the commission's prior order granting a temporary increase of rates conditioned on a refund. The Tennessee court ruled:

> Upon a study of the applicable statutes, especially TCA §65-5-203, this Court concludes that the Legislature never intended to extend retroactive rate-making power (ordering refunds) beyond that expressly stated in §65-5-203. This is supported by the maxim of *Inclusio Unius est Exclusio Alterius*. The express inclusion of one (person or thing) (implies) the exclusion of all others. The cited statute provides for a narrowly circumscribed power to grant tentative rates under bond for a limited time under emergency circumstances which were not found by the Commission and are not shown in this case. It must therefore be presumed that:
>
> (1) **the Legislature considered that the Commission had no general or inherent power to set tentative rates subject to refund, else the special grant of power would have been unnecessary;**
>
> (2) **if the Legislature had intended that the Commission have broader powers than those conferred, the statute would have been composed in broader terms.** (Emphasis supplied)

---

5 Malinias vs. Commission on Elections, G.R. No. 146943, October 4, 2002, 390 SCRA 480, 491.
6 675 S.W.2d 718 (1984).

Clearly, therefore, the authority to issue provisional orders of rate adjustments cannot be considered as one of the powers that the legislature intended the ERC to possess, for if it were intention of the lawmakers, there would not have been a black hole in the law, so to speak.

Corollary to this is the doctrine of *casus omisus pro omisso habendus est*, or that a person, object or thing omitted from an enumeration must be held to have been omitted intentionally.[7] Simply put, the absence of such statutory power shows that the legislature undeniably intended the withdrawal of such authority from the ERC. To declare otherwise would be supplanting what the legislature intentionally omitted. **The Court should not tread the perilous waters of judicial legislation and arrogate unto itself the duty of supplying what has been omitted by the legislature.**[8]

The ERC's predecessors -- the Public Service Commission (PSC), the Board of Energy (BOE) and the Energy Regulatory Board (ERB), and the laws that created them -- C.A. No. 146, P.D. No. 1206 and E.O. No. 172, explicitly provided for the regulatory body's provisional ratemaking authority.

Thus, Section 16 (c) of C.A. No. 146 expressly vested the PSC with the power to fix rates and issue provisional orders. When, by virtue of P.D. No. 1206, the BOE replaced the PSC and the Oil Industry Commission

---

7 Commission on Audit of the Province of Cebu vs. Province of Cebu, G.R. No. 141386, November 29, 2001, 371 SCRA 196, 202.

8 Agpalo, Ruben E., Statutory Construction (1995 edition), p. 111, citing People vs. Garcia, 85 Phil. 657, 662, 663 (1950); Morales vs. Subido, 26 SCRA 150 (1968).

(OIC) in the regulation of the power and energy industry, it was likewise expressly given the same provisional authority. The last paragraph of Section 9 of P.D. No. 1206, provided that Sections 11 and 12 of R.A. No. 6173,[9] as amended by P.D. No. 1128, shall govern the proceedings before the board, including the authority to grant provisional relief.[10] While Section 11 expressly provided for the transfer of powers of the abolished agencies to the Board of Energy,[11] yet the legislature in Section 12 still provided for a specific authority to grant provisional relief items.

In like manner, when the ERB replaced the BOE, the authority to grant provisional relief by the ERB was again specifically stated in Section 8 of E.O. No. 172, notwithstanding the fact that E.O. No. 172 also expressly provided for the transfer of powers of the BOE to the ERB.[12]

On the other hand, the EPIRA is devoid of any indication, express or otherwise, of the legislature's intent to endow the ERC with authority to issue provisional orders for rate adjustments. We cannot simply ignore this omission and assume that such provisional ratemaking power is inherent in the ERC's functions. The power to fix prices and make rates cannot be conferred by implication, but must be conferred under statutory or

---

9 The Oil Industry Commission Act enacted on April 25, 1977.
10 *Id.*, Section 9, last paragraph.
11 Section 11, P.D. No. 1206.
12 Section 4, E.O. No. 172.

constitutional language that is free from doubt, and admits of no other reasonable construction.[13]

Neither could it be implied that Section 44 of the EPIRA, which provides for the transfer of powers of the former ERB to the ERC, includes the power to issue provisional orders. Said section is not enough to provide sufficient basis by way of implication that the ERC has a provisional rate-making power. As clearly provided by Section 44 itself, the powers and functions of the ERB that are transferred to the ERC are only those that conform with the provisions of the EPIRA. Considering that the EPIRA does not contain the authority to grant provisional rates, it follows then that to insist that the ERC has such authority, would be to grant ERC an authority that would be inconsistent with the EPIRA. As clearly discussed earlier, administrative agencies, like the ERC, have no general or inherent powers except those expressly granted to them by law.

Moreover, under Section 2 (f) of the EPIRA, one of the declared policies of the law is "to protect the public interest as it is affected by the rates and services of electric and other providers of electric power." Another significant provision of the EPIRA is Section 75, which circumscribes a statutory interpretation in favor of people empowerment and participation.

---

13 Lemming and Dietz, J.D.s, 64 Am. Jur. 2d Public Utilities § 167, citing City Public Service Bd. of San Antonio vs. Public Utility Commission of Texas, 9 S.W. 3d 868 (Tex. App. Austin 2000).

In light of the rule that statutes in the derogation of common or general rights are strictly construed and rigidly confined to cases clearly within their scope and purpose,[14] an interpretation to the effect that the powers transferred to the ERC include the power to issue provisional orders inevitably defeats the policy of the law to protect and empower the public. Any grant of authority to the ERC to issue provisional orders of rate adjustments is a limitation on the public's right to due process and in derogation of the ERC's general responsibility of protecting the public interest regarding utility rates. Hence, it must be strictly construed against the grant of such authority. This is bolstered by the fact that the statutes governing ERC's forebears – the PSC, the BOE and the ERB – all contain a specific provision on the authority of the regulatory body to grant provisional rates, in addition to the transfer of powers to the successor while the EPIRA does not contain a provision authorizing the ERC to grant provisional rates.

In stark contrast, there is nothing in EPIRA that confers upon the ERC any authority to grant provisional rate adjustments although it provides for the transfer of powers of the ERB to the ERC.

If the provisional ratemaking authority of the ERC is so crucial for the accomplishment of the goals of utility regulation and supervision, then the question that begs to be answered is: *why did the legislature omit such allegedly indispensable provisional ratemaking authority?* The legislature

---

14 Republic vs. Sandiganbayan, G.R. No. 119292, July 31, 1998, 293 SCRA 440, 455-456.

could have easily crafted the EPIRA to include that authority, but it did not do so; and neither did they include any other provision or section to express the granting of said authority, as were conspicuously done in C.A. No. 146, P.D. No. 1206 and E.O. No. 172.

In enacting a statute, the legislature is presumed to have been aware of, and have taken into account, prior laws on the subject of legislation.[15] This being so, the 11th Congress is presumed to be aware of the existence of the expressed provisional ratemaking power as well as the specific enumeration of other powers of the regulatory bodies under the previous laws. The marked difference in which the legislature treated the rate-making authority of the PSC under C.A. No. 146, the BOE under P.D. No. 1206, the ERB under E.O. No. 172, on the one hand and the ERC under the EPIRA, on the other, in that the latter law does not expressly provide for such authority in favor of the ERC, demonstrates with absolute certainty that, indeed, the legislature did not intend to give such power, nor did it intend that it should be automatically covered by the powers that are transferred from the ERB to the ERC.

MERALCO's illation on the cases of *Citizens' Alliance for Consumer Protection vs. ERB, et al., Valmonte vs. ERB, KMU Labor Center vs. ERB, et al., Maceda vs. ERB, et al.*, and *Lozano vs. ERB, et al.*, where the Court upheld the power of the ERB to provisionally grant rate adjustments, is

---

15 Miller vs. Mardo and Gonzales, G.R. No. L-15138, July 31, 1961, 112 Phil. 792, 803, citing Corominas, et al. vs. Labor Standards Commission, et al, 112 Phil. 551.

misplaced. In all these cases, the Court recognized the power of the ERC to grant provisional relief because it is so expressly provided in Section 8 of E.O. No. 172. Said cases are not applicable to the case at bar for the simple reason that the decisions therein were rendered by the Court at the time when the applicable laws had expressly authorized the ERB to grant provisional rate adjustments. At pain of being repetitious, there is nothing in the EPIRA that bestows upon the ERC any express statutory authority to grant provisional rate adjustments.

Moreover, the EPIRA created a new regulatory body, the ERC, with an entirely new set of powers and functions necessary to accomplish the regulatory scheme of the law. The EPIRA was enacted by the legislature as a framework for the restructuring of the electric power industry.[16] It divided the electric industry into four sectors, mainly: generation, transmission, distribution and supply.[17] Hence, the EPIRA had the effect of revising the whole statutory system on the electric power industry and substituted a new one in its place. Consequently, except for those that may not be inconsistent with the EPIRA, the previous laws had been considered repealed, and the EPIRA, from then on governs the industry.

The discourse of *Agpalo* in his book, *Statutory Construction*, is noteworthy, viz.:

---

16 Rep. Act No. 9136, Section 3.
17 *Id.*, Section 5.

> The legislative intent to repeal a prior law is also shown by the enactment of a statute revising or codifiying the former laws on the whole subject matter. **The revised statute or code is in effect a legislative declaration that whatever is embraced in the new statute shall prevail and whatever is excluded therefrom shall be discarded.** The revised statute or code, as disclosed by its framework and substance, must be intended to cover the whole subject to be a complete and perfect system in itself in order that the prior statutes or parts thereof which are not repeated in the new statute will be deemed impliedly repealed. **Thus, where a statute is revised, or a series of legislative acts on the same subject are revised and consolidated into one, covering the entire field of subject matter, all parts and provisions of the former act or acts that are omitted from the revised act are deemed repealed.** The fact that the revised statute or code is all-comprehensive and covers the whole field of a particular subject matter, specially if it provides that all acts inconsistent therewith are repealed, reveals the intent to establish a uniform system of rules and to nullify existing laws on the subject.
>
> It has also been held that where a new statute is intended to furnish the exclusive rule on a certain subject, it repeals by implication the old law on the same subject, or where a new statute covers the whole subject matter of an old law and adds new provisions and make changes, and where such law, whether it be in the form of an amendment or otherwise, is evidently intended to be a revision of the old act, it repeals the old act by implication. **The complete enactment on a subject matter, intended as a substitute for the old statute, may be regarded as the expression of the whole law thereon, and operates as a repeal of the prior statute, although the two statutes are not repugnant.**[18] (Emphasis supplied)

In *People vs. Almuete*,[19] aptly cited by petitioner FDC, the Court ruled that a subsequent statute, revising the whole subject matter of a former statute, and evidently intended as a substitute for it, operates to repeal the former statute.[20] **The revising statute is in effect a legislative declaration that whatever is embraced in the new statute shall prevail, and whatever is excluded therefrom shall be discarded.**[21]

---

18 Third edition (1995), pp. 318-319.
19 G.R. No. L-26551, February 27, 1976, 69 SCRA 410, 414.
20 *Id.*, citing 82 C.J.S. 499.
21 Id., citing 82 C.J.S. 500.

Such doctrine was adopted by the Court in *Alunan III vs. Asuncion*,[22] when it ruled that R.A. No. 6975, creating the Philippine National Police (PNP) superseded R.A. No. 5750, the law governing CIS agents. It was held therein:

> Urged by the Constitutional mandate for the establishment and maintenance of one police force, R.A. No. 6975 was promulgated creating the Philippine National Police. The new police force absorbed the members of the former National Police Commission, Philippine Constabulary and Integrated National Police, all three of which were accordingly abolished.
>
> R.A. No. 6975, therefore, had the effect of revising the whole police force system and substituting a new unified one in its place. This, alone, proves that R.A. No. 5750 has already been repealed because a subsequent statute revising the whole subject matter of a former statute, and evidently intended as a substitute for it, operates to repeal the earlier statute. **The revising statute is in effect a legislative declaration that whatever is embraced in the new statute shall prevail, and whatever is excluded therefrom is discarded.**[23] (Emphasis supplied)

Even Section 80 (Applicability and Repealing Clause) of the EPIRA do not indicate that the provisions of C.A. No. 146 and E.O. No. 172 continue to have full force and effect insofar as they are not inconsistent with the EPIRA.

As provided by Section 80 itself, the provisions of the pertinent laws that are not inconsistent with the EPIRA shall continue to have full force and effect. It does not necessarily follow that the power to grant provisional rate adjustments is included in such catch-all proviso. These "applicability provisions" could not have referred to the particular provisions giving the PSC and the ERB the statutory authority to grant provisional rate

---

22 323 SCRA 623, 627-628 (2000).
23 *Id.*, citing People vs. Almuete.

adjustments considering that the lawmakers deliberately deleted said provision in the enactment of the EPIRA. There exists no valid justification why the legislature should make a general reference to what is not inconsistent with EPIRA when the legislature could have provided for the authority to grant provisional rates as what has been done in previous laws creating the predecessors of ERC.

There is no doubt as to the prerogative of the legislature to delegate and confer on administrative bodies particular quasi-judicial powers, as an incident to the performance of regulatory functions. But in so doing, the legislature must state its intention in express terms that is free from ambiguity and leaves no room for interpretation.

P.D. No. 1206, as amended, and E.O. No. 172 likewise contain applicability clauses similar to Section 80 of the EPIRA. But these laws, unlike the EPIRA also expressly provided for the authority of the regulatory bodies to grant provisional rate adjustments. The legislature knew that the ERC's predecessors all possess provisional ratemaking powers. The existence of these provisions is certainly not lost on the framers of the EPIRA. The fact that P.D. No. 1206 and E.O. No. 172 both expressly granted the BOE and the ERB, respectively, a provisional ratemaking authority, yet not reproduced in the EPIRA is an evident manifestation of the intention of the legislature to limit the ERC's powers to those enumerated in Section 43 of the EPIRA to the exclusion of all others. To construe Section

80 as including such provisional authority would be extending an authority beyond the ERC's powers, which the Court does not have the liberty to do as it is evidently not the legislature's intent.

If the EPIRA is clear in its terms in clothing the ERC with specific administrative, regulatory and quasi-judicial functions, then certainly a conferment of its provisional ratemaking power can not be implied from a mere applicability clause stated in general terms.

Hence, absent an express provision in the EPIRA stating that the ERC has the authority to grant provisional rate adjustments, I believe that the Court cannot uphold the questioned grant of provisional rate adjustment by the ERC. **A legislative lacuna cannot** be **filled by judicial fiat.**[24]

Even if we assume that the ERC, indeed, possesses such provisional ratemaking authority, how *provisional* is provisional? Attention must be brought to the case of *Republic vs. Manila Electric Company.*[25] In this case, MERALCO's application for the revision of rate schedules was provisionally granted by the then ERB on January 28, 1994. On February 16, 1998, or more than four (4) years after the provisional grant of the revised rate schedules, the ERB rendered its decision modifying its order of January 28, 1994. The decision of the ERC was brought to the Court of

---

[24] Davao Gulf Lumber Corporation vs. Commissioner of Internal Revenue, 293 SCRA 76, 88 (1998).

[25] G.R. No. 141314, November 15, 2002, 391 SCRA 700.

Appeals, and eventually to this Court, which affirmed the ERB's decision on November 15, 2002. By then, eight years had already elapsed from the time the rate schedule was provisionally granted by the ERB. It need not be belabored that MERALCO is now facing a tight situation wherein it cannot fully implement the order of the Court to refund to the public the billions of pesos it has already collected under such provisional order.

SECOND ISSUE

WHETHER THE GRANT BY THE ERC OF THE PROVISIONAL RATE ADJUSTMENT WAS COMMITTED WITH GRAVE ABUSE OF DISCRETION AMOUNTING TO LACK OR EXCESS OF JURISDICTION

Even if we assume for the sake of argument, that the ERC has such legal authority, nevertheless, I concur with the position of the majority that the issuance by the ERC of the questioned Order dated November 27, 2003 is tainted with grave abuse of discretion such that it should be annulled and set aside just the same. Said Order was issued by the ERC in disregard of the due process requirements laid down in the second paragraph, Section 4 (e), Rule 3, of the EPIRA's Implementing Rules and Regulations (IRR).

Since the fixing of rates is essentially legislative in nature, due process of law does not require that interested parties be given notice or an opportunity for a hearing, unless it is expressly so provided by law.[26] But where the fixing of rates is delegated to officers or commissions, the persons or entities affected must be afforded procedural due process appropriate to

---

26 *Ibid.*

the nature of the case and consistent with statutory requirements, including, ordinarily, a notice which is adequate and timely under the circumstances, and a hearing which is fair and open, and which comports with due process safeguards.[27]

Section 4 (e), Rule 3 of the IRR provides for the procedure how the ERC may grant provisionally rate adjustment or deny the relief prayed for not later then seventy-five calendar days from the filing of the application, **based on the application and the supporting documents attached thereto and such comments or pleadings the consumers or the LGU concerned may have filed within thirty calendar days from receipt of a copy of the application or petition or from the publication thereof as the case may be.**

Section 4 (e), Rule 3 of the IRR plainly states that: (1) the ERC has the discretion to provisionally deny or grant the relief prayed for; (2) in assessing the merits of an application for provisional rate adjustment, the ERC is required to consider the application and its supporting documents and such comments or pleadings the consumers or the LGU concerned may have filed; (3) the comments or pleadings must be filed by the interested parties or the LGU concerned within thirty calendar days from receipt of a copy of the application or petition, or from publication of the application or petition, as the case may be; and (4) the ERC has seventy-five days from the

---

27 16D C.J.S. Constitutional Law §1348.

filing of the application within which to decide the provisional relief prayed for.

When a statute is clear, it must be taken to mean exactly what it says, and courts have no choice but to see to it that the mandate is obeyed.[28] The rule precludes the ERC from resolving a prayer for a provisional rate adjustment in any other manner than that provided in the implementing rules. This is not an issue of discretion but of duty.

The ERC's discussion in the assailed Order dated November 27, 2003, shows that it solely relied on respondent MERALCO's claims and failed to take into account the oppositors' respective contentions. In fact, as admitted by the ERC during the oral arguments, it did not wait for the comments of the oppositors since it was of the impression that it had the authority to act on MERALCO's application *ex parte*, and there was already a *prima facie* showing that MERALCO was entitled to the relief prayed for.[29] The ERC had seventy-five days from October 10, 2003, or until December 24, 2003, within which to resolve the prayer for provisional relief. It had more than ample time to resolve FDC's motion for production of documents, and await the parties' respective comments on MERALCO's application. The undue haste in which it granted MERALCO's prayer for provisional relief does not speak well of the procedure followed by the ERC. The ERC's failure to accord the oppositors a reasonable opportunity to obtain relevant evidence

---

28 Quisumbing vs. Manila Electric Company, G.R. No. 142943, April 3, 2002, 380 SCRA 195, 206.
29 TSN, January 27, 2004, p. 308.

and present their oppositions or comments on the application, clearly denied them due process of law.[30]

The requirement of due process is not some favor or grace that the ERC may dole out on a bout of whim or on occasion of charity. Rather, it is a statutory right to which the consuming public is entitled.

The ERC should have ruled on petitioner FDC's motion for production of documents, and if it found that the documents to be produced were not material for the filing of an opposition, then ERC should have declared it to be so categorically. The parties should not have been left in the dark and determine for themselves by inference whether the contentions have been disposed of or not. Considering further the time constraint in the filing of the comments and pleadings, a prompt disposition of the motion for production of documents would have given FDC enough period within which to file its comment or opposition for the ERC to consider in resolving MERALCO's application for a provisional rate adjustment.

It is conceded that the ERC is confronted with the difficult task of balancing the interest of the affected parties. On one hand, it has to promote and encourage market development, and maintain MERALCO's financial integrity, and on the other, it also has to protect public interests. As in the procedure provided by the second paragraph of Rule 3, Section 4 (e) of the

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30 Utility Consumer Action Group vs. Public Service Commission, 583 P.2d 605 (1978).

IRR, the filing of comments and oppositions to the application are deemed sufficient. In no event is due process to be sacrificed.[31]

Moreover, respondent ERC, through its counsel, admitted during the oral arguments that MERALCO failed to fully comply with the publication requirement of Rule 3, Section 4 (e) of the IRR.[32] It only caused the publication of a mere notice that an application has been filed, and not of the application itself, contrary to the express provisions of said rule.

The requirement of publication in applications for rate adjustments is not without reason or purpose. It is ancillary to the due process requirement of notice and hearing. Its purpose is not merely to inform the consumers that an application for rate adjustment has been filed by the public utility. It is to *adequately* inform them that an application has been made for the adjustment of the rates being implemented by the public utility in order to afford them the opportunity to be heard and submit their stand as to the propriety and reasonableness of the rates within the period allowed by the Rule. Without the publication of the application, the consumers are left to second-guess the substance and merits of the application.

The publication by respondent MERALCO of a notice that an application for the approval of revised rate schedules and provisional

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[31] Friends of the Earth vs. Public Service Commission, 254 N.W.2d 299, 78 Wis.2d 388, 21 P.U.R.4th 201 (1977).

[32] TSN, January 27, 2004, p. 300.

authority will be filed by it falls short of the requirement. The Rule requires the publication of the application or petition for rate adjustment itself. The publication made by MERALCO, obviously, does not sufficiently inform the public of the nature and substance of the application, as intended by the law. If the application or petition were too long and expensive to be published, then, as suggested by the OSG, the material allegations or reasons for the proposed increase and the proposed effective date of increase would have sufficed which MERALCO likewise failed to do.

The ruling in the case of *Beautifont, Inc. vs. Court of Appeals*,[33] cited by the ERC is not applicable in the case at bar. In said case, the questioned provision of R.A. No. 5455 reads:

> SEC. 7. *Publication and Posting of Notices.* — Immediately after the filing of any application under this Act, the Secretary of the Board of Investments shall publish the same at the expense of the applicant once a week for three consecutive weeks in the Official Gazette and in one of the newspapers of general circulation in the province or city where the applicant has its principal office and post copies of said application in conspicuous places, in the office of the Board of Investments or in the building were said office is located, setting forth in such copies the name of the applicant, the business in which it is engaged or proposes to engage or invest, and such other data and information as may be required by the Board of Investments. No approval or certificate shall be valid without the publication and posting of notices as herein provided.

In interpreting this provision, the Court ruled that what must be published and posted by the applicant is an abstract or summary of the application and not the application itself. The Court concluded that other parts of the provision shows that it is the notice of application that is meant to be published and posted, and in fact, the provision itself prescribes the

[33] G.R. No. L-50141. January 29, 1988, 157 SCRA 491.

matters to be published, i.e., the name of the applicant, the business in which it is engaged or proposes to engage or invest, and such other data and information as may be required by the Board of Investments. "There would be no need to itemize these few particulars if it were the application itself that was meant to be published and posted,"[34] the Court stressed.

In contrast, there is no ambiguity in the first paragraph of Rule 3, Section 4 (e) of the EPIRA's IRR. It clearly states that: "(A)ny application or petition for rate adjustment or for any relief affecting the consumers must be ... accompanied with an acknowledgment of receipt of a copy thereof ... together with the certification of the **notice of publication thereof** in a newspaper of general circulation in the same locality." What the Rule requires is a certification of the "notice of publication" of the application or petition and not a certification of the "publication of notice," as employed in the *Beautifont* case. The term "thereof" as used in the phrase "notice of publication thereof" refers to the application or petition itself for rate adjustment or for any relief, and unlike in the *Beautifont* case, there is nothing in the provision that shows that publication is restricted to a notice that an application has been filed. If the Court were to adopt the ERC's conclusion, then the purpose of the IRR to adequately inform the consumers would be defeated.

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34 *Ibid.*

Having failed to conform to the IRR on the publication requirement, the proceedings before the ERC is *ultra vires*. Hence, for this reason, I agree with the majority that the provisional order of rate adjustment is **null** and **void**.

MA. ALICIA AUSTRIA-MARTINEZ
Associate Justice

Republic of the Philippines
COURT OF APPEALS
Manila

GENARO LUALHATI, et al.,
Petitioners,

- versus -

CA-G.R. SP No. 77559

MANILA ELECTRIC CO., INC.,
Respondent.

NOTICE OF JUDGMENT

SIRS:

Please take notice that on **July 22, 2004**, a Decision, copy attached, was rendered by the **FIFTEENTH DIVISION** of the Court of Appeals in the above-mentioned case, the original of which is now on file in this office.

You are hereby required to inform this Court within five (5) days from receipt hereof of the date when you received this Notice together with attached copy of the Decision.

Very truly yours,

ATTY. LILIA MERCEDES ENCARNACION A. GEPTY
Acting Division Clerk of Court

Copy Furnished:

Quiason Makalintal Barot Torres
& Ibarra – reg. w/ rc
counsel for respondent
21F, Robinsons-Equitable Tower
4 ADB Ave. cor. Poveda St.
Ortigas Center, 1605 Pasig City

Hon. Manuel Sanchez – reg. w/ rc
Energy Regulatory Commission
San Miguel Ave., Pasig City

Tañada Vivo & Tan Law Offices – reg. w/ rc
counsel for respondent
6F, Strata 200 Bldg., Emerald Ave.
Ortigas Center, Pasig City

Office of the Solicitor General – reg. w/ rc
134 Amorsolo St., Legaspi Village
1229 Makati City

Public Interest Law Center – reg. w/ rc
4F, Kaija Bldg., 7836 Makati Ave.
cor. Valdez St.
Makati City

/Mac*

US SEC
File No. 82-3237

Republic of the Philippines
COURT OF APPEALS
Manila

FIFTEENTH DIVISION

MR. GENARO LUALHATI, BAGONG ALYANSANG MAKABAYAN (BAYAN), KILUSANG MAYO UNO (KMU), GABRIELA, KALIPUNAN NG DAMAYANG MAHIHIRAP (KADAMAY), AND Party-List BAYAN MUNA, Petitioners,	CA-G.R. SP NO. 77559 Members: **VILLARAMA, JR.**, *Chairman*, **SUNDIAM,** and **DIMAAMPAO,** *JJ.*
- versus -	
MANILA ELECTRIC COMPANY (MERALCO), Respondent.	Promulgated: JUL 22 2004 9:00a

x---x

DECISION

VILLARAMA, JR., J.

This is a petition for review filed under Rule 43 of the 1997 Rules of Civil Procedure, as amended, seeking to reverse and set aside the Decision dated March 20, 2003 as modified by the Order dated May 30, 2003 in the consolidated ERC Case Nos. 2001-646 and 2001-900 for being contrary to law and evidence and rendered by the Energy Regulatory Commission(ERC) with grave abuse of discretion.

The factual antecedents:

ERC Case No. 2001-646
[ERB Case No. 2000-57]

On April 14, 2000, respondent Manila Electric Company (MERALCO) filed an application for approval of revision of rate schedules and appraisal of properties before the then Energy Regulatory Board (ERB), with prayer for

provisional authority to result in an increase its Basic Charge by about thirty centavos per kilowatt hour (P0.30/kWh). The case was docketed as ERB Case No. 2000-57. The ERB Order setting the case for initial hearing on May 15 and 16, 2000 was duly published with notice to the Office of the Solicitor General (OSG), the Commission on Audit (COA)and the Committees on Energy of both Houses of Congress. The following individuals and organizations are the original oppositors to MERALCO's application: Mr. Cesar Escosa and Mr. Genaro Lualhati; Attys. Ceferino Padua and Eduardo Flaminiano representing the Lawyers Against Monopoly and Poverty (LAMP) and the Alliance of Consumers Against Monopolies (ACAM); the Retired Judges Association of the Philippines (RJAP) represented by Judge Rafael Belarmino; and the National Association of Electricity Consumers for Reforms, Inc. (NASECORE).[1]

Earlier on January 28, 1994, MERALCO had been granted provisional authority to increase its rate for electricity consumption in ER Base No. 93-118. Subsequently, after considering the findings of COA in SAO Report No. 95-07 dated February 11, 1997, the ERB ordered the reduction of the provisionally approved rate, and the amount of the "excess charges" equivalent to P0.167 pkWh beginning February 1994 was ordered refunded or credited to MERALCO's consumers. MERALCO elevated the case to the Court of Appeals (CA-G.R. SP No. 46888), which in its Decision dated February 24, 1999 reversed the ERB ruling in favor of MERALCO. The said CA decision was appealed by the ERB to the Supreme Court via a petition for review on certiorari docketed as G. R. No. 141314.

During the pendency of said petition with the Supreme Court, oppositors moved to suspend the proceedings in view of the pendency of G. R. No. 141314 raising the issue of overcharging and which they contended should be resolved first before any increase in MERALCO's rates could be considered. On June 6, 2000, after due hearing, the ERB resolved to deny all motions for the suspension of proceedings holding that even if the Supreme Court decides the case against MERALCO, it will not necessarily mean that the instant application is totally without merit; specifically, the High Tribunal decision sustaining the ERB's position that income tax should not be allowed as an operating expense certainly providing the ERB with guidance as to the proper treatment of this particular item of expense for ratemaking purposes, will not necessarily mean that MERALCO is not entitled to any rate increase at all. Moreover, the ERB opined that such suspension will amount to a dereliction of duty imposed on it by Executive Order No. 172.[2] Motions for reconsideration were filed by the oppositors but these were likewise denied by the ERB in its Resolution dated August 23, 2000.[3]

Thereafter, the ERB conducted a total of twenty-five (25) hearings with the parties submitting the following issues for resolution:

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[1] Records (Folder 1), pp. 1-7.
[2] *Ibid.*, pp. 42-55.
[3] *Ibid.*, pp. 208-216.

"MERALCO

1. Whether or not the present rates are reasonable vis-à-vis:

   a) the existing laws and jurisprudence
   b) the international credit requirements;

2. Whether or not its present RORB adversely affects its cash flow;

3. Whether or not its negative cash flow or deficit adversely affects applicant's capability to provide reliable, safe and efficient electric service to its customers;

4. Whether or not its proposed rate schedules are reasonable; and

5. Whether or not it is entitled to a provisional rate increase in rates.

NASECORE

1. What is MERALCO's rate base and what are its components;

2. What is the income of MERALCO in relation to its RORB;

3. Whether or not there is a negative cash flow; and

4. What is MERALCO's present RORB?

ACAM

1. Whether or not the reversal of the decision of the Court of Appeals by the Supreme Court will affect the present application.

OFFICE OF THE SOLICITOR GENERAL

1. Whether or not MERALCO's rate base is correctly computed; and

2. Whether or not MERALCO's depreciation/operating expenses are correctly computed.

Finally, the parties herein are given a non-extendible period of five (5) days from September 8, 2000 within which to submit their respective position papers on the following contested issues, to wit:

1. Whether or not ERB Case No. 98-41 should be resolved first ahead of the present application;

2. Whether or not the Board can rule on the issues pending before the Supreme Court;

3. Whether or not the Commission on Audit (COA) should conduct an audit of applicant's books and records of account at this point; and

4. Whether or not MERALCO's P8.6 Billion capital expenditure is reasonable and should be included in the computation of its cash flow."[4]

As directed, the parties submitted their respective position papers on the contested issues set forth in the foregoing Order dated September 11, 2000. Mr. Lualhati contended that the "Requirements for Construction of Expenditures" submitted by MERALCO should be excluded from the Statement of Projected Cash Deficit as the same constitutes false reporting and misleading in order to create a false urgency for an immediate provisional authority on the P0.30/kWh requested from the ERB. He also argued that ERB Case No. 98-41 should be resolved first ahead of the present application; that COA should conduct an audit at this point as MERALCO's applications since 1997 contains many misleading and even false statements; and that MERALCO is not entitled to provisional rate increase, the same being unnecessary.[5] NASECORE insisted that the present application should be dismissed as it does not state a cause of action resulting from the fact that MERALCO's rate of return is a matter still pending before the Supreme Court in G. R. No. 141314; that in recognition of the COA's distinctive competence and power to audit, its findings may not be reviewed by the ERB; an audit by COA can be conducted now in order to obviate the grant of relief which, while favoring MERALCO, unduly burdens the consumers; and that MERALCO' inclusion in the cash flow of P8.6 billion capital expenditure cannot be gauged at all as it is not in a position to incur such construction expenditures.[6] MERALCO, on its part, claimed that raising an issue on whether or not capital expenditures should be considered as part of its cash flow is pointless and that the issue of whether or not the COA should conduct an audit in this case before any rate adjustment is authorized by the ERB is not an issue of fact but a matter of procedure. Moreover, it asserted that whether or not the ERB can rule on the issues pending before the Supreme Court is an issue which the ERB will eventually have to address.[7]

On September 22, 2000, an Omnibus Motion was filed by LAMP (a) to invite media in all proceedings, (b) to request COA to examine MERALCO's books, and (c) to inhibit the ERB Chairman and Member Deynata.[8] In its Order dated October 12, 2000, the ERB denied LAMP's motion to inhibit and declared that its proceedings are always open for media coverage. The ERB set the continuation of presentation of MERALCO's evidence-in-chief.[9] In connection with the testimony of MERALCO's Senior Vice-President Tagaza, the OSG reiterated the motion to suspend proceedings pending resolution by the Supreme Court of the issues raised in G. R. No. 141314. It also argued that the application for rate increase is fatally defective as contrary to MERALCO's allegation, its RORB in 1999 using the formula under the World Bank loan

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4 *Ibid.*, pp. 258-267.
5 *Ibid.*, pp. 268-269, 316-320.
6 *Ibid.*, pp. 292-295.
7 *Ibid.*, pp. 281-282, 303-304.
8 *Ibid.*, pp. 305-315.
9 *Ibid.*, 328-330.

covenant is 10.8% which is higher than the 8% RORB set by the World Bank. MERALCO's prayer for provisional authority to increase its rates in order to meet the projected cash deficit of P6.5 Billion, which amount is intended for capital expenditures, is completely without basis. In the alternative, the OSG prayed for the outright denial of the prayer for provisional authority and that *the COA be requested to cause an audit and examination of the books and records of account of MERALCO.*[10] MERALCO opposed the renewed motion to suspend proceedings.[11] In its Order dated May 2, 2001, the ERB denied the OSG's motion to suspend the proceedings and overruled the objection that the present application is fatally defective. On the matter of COA rate audit, it sustained MERALCO's position that the same is premature considering the ERB's practice that rate audits are conducted to determine whether a utility's rate, as increased, do not result in the allowed RORB being exceeded.[12]

On June 22, 2001, the OSG filed a motion for reconsideration of ERB's Order of May 2, 2001 arguing that an audit by the COA in connection with MERALCO's prayer for provisional authority is absolutely necessary in view of possibly overstated rate base submitted by MERALCO and other miscellaneous expenses that have to be thoroughly audited.[13] The ERB denied the motion on August 10, 2001.[14]

Meanwhile, hearings continued on MERALCO's rate increase application.

ERC CASE NO. 2001-900

On June 26, 2001, Congress approved Republic Act No. 9136 otherwise known as the "Electric Power Industry Reform Act of 2001" (EPIRA for short). This landmark legislation provided a framework for the restructuring of the electric power industry, including the privatization of the assets of the National Power Corporation (NPC), the transition to the desired competitive structure, and the definition of responsibilities of the various government agencies and private entities.[15] The new organizational framework divided the industry into four (4) distinct sectors, namely: generation, transmission, distribution and supply.[16] To effect the regulation of the electric power industry consistent with the policies and objectives of the new law, the ERB created pursuant to EO No. 172, was abolished and an independent, quasi-judicial regulatory body named the Energy Regulatory Commission (ERC) was established to perform key functions as defined therein and to which the funds, equipment, assets, records, property and

personnel, as well as the powers and functions of the ERB (insofar as these are not inconsistent with the provisions of RA No. 9136) are transferred.[17]

Among the key reforms and strategies introduced by EPIRA is the *unbundling of rates* provided in Section 36:

> SECTION 36. ***Unbundling of Rates and Functions.*** — Within six (6) months from the effectivity of this Act, NPC shall file with the ERC its revised rates. The rates of NPC shall be unbundled between transmission and generation rates and the rates shall reflect the respective costs of providing each service. Inter-grid and intra-grid cross subsidies for both the transmission and the generation rates shall be removed in accordance with this Act.
>
> ***"Within six (6) months from the effectivity of this Act, each distribution utility shall file its revised rates for the approval by the ERC. The distribution wheeling charge shall be unbundled from the retail rate and the rates shall reflect the respective costs of providing each service.*** For both the distribution retail wheeling and supplier's charges, inter-class subsidies shall be removed in accordance with this Act,
>
> "Within six (6) months from the date of submission of revised rates by NPC and each distribution utility, the ERC shall notify the entities of its approval.
>
> "Any electric power industry participant shall functionally and structurally unbundle its activities and rates in accordance with the sectors as identified in Section 5 hereof. The ERC shall ensure full compliance with this provision." [UNDERSCORING SUPPLIED]

On December 26, 2001, in compliance with the foregoing provision of EPIRA, MERALCO filed an application for approval of revised rate schedules and for approval of appraisal of its properties. On February 1, 2002, the ERB set the application for public hearing(s) on March 11, and 22, 2002 with required notices to the OSG, COA and the Committees on Energy of both Houses of Congress, as well as ordered its publication at MERALCO's expense as required by law.[18]

On December 30, 2001, MERALCO filed an "Urgent Motion For Provisional and Immediate Approval of Local Franchise Tax Adjustment Clause," manifesting that the ERB did not act on its earlier prayer up to the time said body

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[17] Sections 38 and 44, R.A. No. 9136.
[18] Records (Folder 4), pp. 1-16.

was abolished pursuant to R. A. No. 9136.[19] At the hearing conducted on March 11, 2002, Mr. Lualhati and NASECORE represented by Mr. Pete Ilagan entered appearances as oppositors, National Power Corporation Industrial Consumers Association, Inc. (NICAI) represented by Mr. Robert Malilin as intervenor and the OSG represented by Atty. Manilyn Caturla for the public interest. Subsequently, the following party-list representatives and organizations filed their Oppositions to MERALCO's application for rebundling of rates: Bayan Muna, Bagong Alyansang Makabayan (BAYAN), Freedom from Debt Coalition (FDC), AKBAYAN, and the Association of Philippine Electric Cooperatives (APEC).

Bayan Muna's objections are based on the anomalous contract entered by MERALCO with its sister company First Gas Power, an independent power producer (IPP) and sought President Gloria Macapagal-Arroyo's direct intervention to review and rescind said contract, considering that its own research based on ERC data showed that MERALCO paid First Gas at least P13.28 billion as "minimum contracted cost" from January to December 2001 "even if consumers were not able to consume a single kilowatt hour from the Batangas-based IPP and even as First Gas has yet to be fully operational." Moreover, said oppositor expressed intention to initiate congressional investigations/hearings on controversial consumer matters such as PPA, CERA(Currency Exchange Rate Adjustment), the unbundling provision of R. A. No. 9136 and the impact of the proposed Universal Charge on power rates as a result of NAPOCOR's privatization.[20]

FDC, AKBAYAN and APEC found MERALCO's proposal for unbundling of rates deceptive and unacceptable as it incorporates the Purchased Power Adjustment (PPA) into the unbundled rate structure. In the interest of greater transparency, MERALCO must justify the nature of its PPA billings. Consumers of electricity must be informed of the exact nature of the current PPA and how MERALCO proposes to transform it in the new unbundled rate. In addition, MERALCO has also to disclose the bases and justification for including the current PPA charge into the various cost items under its proposal. In the absence of such information and justification, ERC must reject the petition. MERALCO's petition certainly does not achieve what it claims: the unbundling of power rates for transparency, for a true reflection of the base cost of electricity, and for the removal of inter-class subsidies. The proposed rate hikes in electricity is an unjust additional burden to consumers already overwhelmed by prevailing expensive power rates.[21]

On April 5, 2002, the Public Interest Law Center entered its appearance as counsel for BAYAN, Kilusang Mayo Uno (KMU), Gabriela, KADAMAY and BAYAN MUNA.[22] Subsequently, it filed a Pre-Trial Brief pursuant to Rules 3 and 16 of the Rules of Practice and Procedure governing hearings before the ERB in relation to Rule 18 of the 1997 Rules of Civil Procedure, as amended.[23]

[19] Records (Folder 1), pp. 600-606.
[20] Records (Folder 4), pp. 34-47.
[21] *Ibid.*, pp. 49-51.
[22] *Ibid.*, pp. 52-53.
[23] *Ibid.*, pp. 58-63.

Pursuant to Rule 25 of the Rules of Court and in compliance with the order and permission of the ERC Chairman and as agreed upon by MERALCO, Mr. Lualhati filed Written Interrogatories on MERALCO's witnesses.[24] MERALCO, on the other hand, submitted Compliance and Manifestation on the ERC's order for it to submit an appropriate pleading to indicate its purpose for the revised rate schedules submitted during the hearing of April 2, 2002, which it stated as in accordance with the ERC Guidelines requiring the distribution utilities to submit proposals on the removal of cross-subsidies and on the lifeline rate. However, since several complaints were raised over increased electric rates to customers falling within the consumption bracket of residential customers who consumed from 31 kwh to 300 kwh (in which MERALCO proposed to reduce substantial subsidy on the first 50 kwh they presently enjoy), MERALCO decided to submit another proposal which "tempers the rate increases on the 51 to 300 kwh per month consumption of residential customers. It clarified that it did not amend its rate unbundling application but merely submitted an alternate proposal as to the subsidy reduction; ultimately, it is ERC which will decide which of the two (2) proposals will be implemented.[25] A Reply to said Compliance and Manifestation was filed by Mr. Lualhati.[26]

On April 29, 2002, Atty. Gerardo A. Del Mundo entered appearance as counsel for Gabay ng Mundo sa Kaunlaran, Foundation, Inc. (GABAY Foundation).[27]

On May 14, 2002, the Province of Laguna filed its Opposition to MERALCO's application for unbundled rate schedule primarily on the ground that the same does not conform to the spirit and intent of R. A. No. 9136 because it is intended solely to increase MERALCO's profits, it will unduly subject the public to increased rates based on highly suspicious grounds and that MERALCO failed to show that the revised rate schedule will satisfy the requirement of public necessity. It averred that MERALCO has applied for rate increase without presenting the full details. MERALCO's officers and top executives are earning stupendous sums every year notwithstanding its claimed losses, cash dividents were paid out to common and preferred stockholders for the year 2001 amounting to P73.6 million, its record owners (such as First Philippine Union Fenosa, Inc. which holds 22.86% and First Philippine Holdings Corp. with a stake of 6.80% have respectively doled out cash dividends of P16,824,960 and P5,004,800 in the year 2001) are controlled by the same people trying to declare that MERALCO is losing money -- so that the proper solution for MERALCO's woes is not an increase in rates but proper management of the company and careful scrutiny of its existing contracts. Hence, the present application is designed to further deceive the public, the RORB clearly manipulated by MERALCO to suit its own purposes.[28]

---

[24] *Ibid.*, pp. 64-70.
[25] *Ibid.*, pp. 69-73.
[26] *Ibid.*, pp. 91-92.
[27] *Ibid.*, pp. 103-104.
[28] *Ibid.*, pp. 121-134.

On April 9, 2002, the Public Interest Law Center filed an Entry of Appearance (for the MERALCO Employees and Workers Association, or MEWA) With Motion to Suspend Proceedings. Said counsel manifested that the constitutionality of EPIRA (R. A. No. 9136) is the subject of a Supplemental Petition for Certiorari, Prohibition and Mandamus with Temporary Restraining Order filed on July 17, 2001 to the original Petition dated March 2, 2001 docketed as G. R. No. 144158. The constitutional infirmity of EPIRA is being assailed insofar as it exempts power generation and supply utilities from franchise requirements and from rate-fixing regulations. Said law therefore leads to the perpetuation of monopoly control of the energy industry and the privatization of NAPOCOR's generation assets, deregulation of the generation and supply sectors and the contemplated privatization of the State's transmission facilities contravene the norms provided in Sec. 19, Art. XII of the Constitution.[29] The ERC in its Order dated May 16, 2002, denied said motion to suspend proceedings citing Sec. 78 of EPIRA which provides that the implementation of the provisions thereof shall not be restrained or enjoined except by an order issued by the Supreme Court. Thus, unless and until the High Court has ruled otherwise, the ERC will still continue to implement the law and continue with the present proceedings.[30]

Atty. Jose T. Baldonado, oppositor in ERC No. 2002-646 (ERB Case No 2000-57), filed his Opposition With Prayer For Refund and Motion to Set alleging that: (1) sought to be included in the retail rates are imprudent, unreasonable and unjust charges and/or other costs which do not qualify under R. A. No. 9136; (2) the inclusion in the retail rates of such costs are not for electricity actually consumed by the end-user (except perhaps for property charged supplies) like the PPA, CERA and Systems Losses ; and (3) being unauthorized or illegal charges, the same must be refunded to the respective payors, and that the present application be denied and continuation of this hearing be set *tout-de-suite*.[31]

Consolidation of ERC Case Nos. 2001-646 and 2001-900

On June 17, 2002, the ERC issued an Order pursuant to Sec. 4, Rule 9 of the Rules of Practice and Procedure Governing Hearings Before the Energy Regulatory Commission, for the consolidation of the earlier petition for rate increase filed by MERALCO in order to simply and expedite resolution of the present application for unbundled rates under Sec. 36 of R. A. No. 9136.[32]

Meanwhile, MERALCO thru its witness Ms. Ivanna De la Peña filed an Answer to Written Interrogatories filed by Mr. Lualhati.[33]

---

[29] *Ibid.*, pp. 135-139.
[30] *Ibid.*, pp. 146-147.
[31] *Ibid.*, pp. 177-180.
[32] *Ibid.*, pp. 189-195.
[33] *Ibid.*, pp. 194-201.

Joint hearings on the consolidated cases proceeded. The Province of Laguna filed its Opposition in ERC Case No. 2001-900.[34] FDC reiterated its position on the following issues it earlier raised on MERALCO's application revised rate schedules and appraisal of properties: (1) What shall be the basis for the computation of the revenue requirement and its components; (2) What rate of return should be allowed; (3) Should income and franchise taxes be part of the operating expenses; (4) What level of System's Losses should be recovered; and (5) Are rate increases proper considering the circumstances.[35]

Oppositors BAYAN, et al. moved for a partial reconsideration of the Order dated June 17, 2002 arguing that the ERC committed grave abuse of discretion in ordering the consolidation of ERC Case No. 2001-646 with ERC Case No. 2001-900 as no common question of fact and law exists between these two (2) cases as would warrant their consolidation.[36]

In a motion dated August 14, 2002, NASECORE prayed that MERALCO be stopped from collecting PPA and for refund all amounts collected for the same after June 26, 2001, citing Sections 32 and 33 in relation to Sec. 34 of R. A. No. 9136 which now limit recovery of costs arising from IPP contracts to "stranded costs of NPC" and the "stranded contract costs of distribution utilities."[37] NASECORE also filed a "Motion To Cease and Desist Order on Collection of System Losses and Refund."[38] The ERC denied said motion in its Order September 19, 2002 citing Sec. 43 of R. A. No. 9136 that the systems loss provision in R. A. No. 7832 was amended by replacing the same with caps to be determined by the ERC.[39] As to the collection of PPA, the ERC ruled that recovery of stranded costs by the distribution utilities under Sec. 43 would only be possible upon the implementation of the open access and filing with the ERC of an application for recovery of the stranded contract costs and approval thereof by the ERC. Since these conditions are not yet existing, distribution utilities can recover their costs arising from the IPP contracts only through the PPA formula after the same shall have been confirmed by the ERC. It pointed out that being just a cost recovery mechanism that enables electric utilities to recover from its consumers adjustments in power costs such as foreign exchange fluctuations and changes in prices of fuel used in generating power, the adjustments resulting from PPA do not in any way generate additional income/revenue to the electric utilities.[40]

On November 8, 2002, the ERC directed MERALCO to submit the following data to facilitate evaluation of its application: (1) Breakdown of cost in the construction of the Quezon Power Philippines, Ltd (QPPL) transmission line and associated equipment; (2) Substation agreement among MERALCO, QPPL and National Power Corporation (NPC) as to the improvement of the Tayabas

---

[34] *Ibid.*, pp. 233-244.
[35] *Ibid.*, pp. 328-346.
[36] *Ibid.*, pp. 321-329.
[37] *Ibid.*, pp. 367-369.
[38] Records (Folder 5), pp. 14-19.
[39] *Ibid.*, pp. 30-32.
[40] *Ibid.*, pp. 152-155.

Substation; (3) Summary of meters and breakdown of customer deposits and copies of provisional invoices' supporting documents pertaining to QPPL and First Gas Power Corporation (FGPC) deliveries; and (4) Itemized list of transmission assets, its corresponding costs and the pertinent Operations and Maintenance Expenses on a yearly basis for the period 2000 to present.[41]

On November 15, 2002, the Supreme Court rendered a decision in G. R. Nos. 141314 and 141369 which reversed the decision of the Court of Appeals in CA-G.R. SP No. 46888. Consequently, the OSG filed a Manifestation and Motion that the ERC should be guided by the ERB 1998 ruling on the treatment of income tax and the proper method to use in determining the rate base in resolving MERALCO's application, considering that MERALCO in its Application in ERB Case No. 2000-57 clearly treated income tax as an operating expense and used the average investment method in the determination of the rate base. The Supreme Court in its decision disallowed the treatment of income tax as operating expense and upheld the use of the net average investment method as opposed to the average investment method used by MERALCO.[42] The ERC denied said motion on the ground that the Supreme Court decision had not yet become final and executory.[43]

Hearings were terminated on January 9, 2003 and the parties thereafter filed their respective formal offer of evidence and comments.[44]

On March 20, 2003, the ERC rendered its Decision[45] with the following disposition:

> "WHEREFORE, the foregoing premises considered, it is hereby decided as follows:
>
> "1. To approve the unbundled schedule of rates of MERALCO as provided in Annex A of this Decision, to be effective on the next billing cycle after the date of this Decision;
>
> "2. To approve MERALCO's net utility plant in service at sound value as of December 31, 2000 amounting to PhP 61,649,407,957;
>
> "3. To order MERALCO:
>
> a.) To discontinue charging the PPA upon effectivity of the approved unbundled rates; any change in the cost of power purchased shall be reflected as deferred charges or credits which shall be recovered through the Generation Rate Adjustment Mechanism (GRAM) approved by the Commission for

---

[41] *Ibid.*, pp. 258-255.
[42] *Ibid.*, pp. 319-321.
[43] *Ibid.*, pp. 330-331.
[44] Records (Folder 6), pp. 39-47.
[45] Annex "A" of Petition, Rollo, pp. 43-148.

implementation per ERC Order effective February 24, 2003;

b) To recover over a three (3) year period an amount equivalent to PhP 0.0875 per Kwh and to set up a separate account for facility of monitoring the collection of the total under recovered purchased power costs. A report should be submitted on or before the 20th day of each month on the actual collection of the PhP 5.8B deferred purchased power cost to its customers/consumers and collection will be discontinued immediately upon full recovery thereof;

c.) To bill its respective end-users using a billing format which contains at least the rate elements provided in Annex B of this Decision upon effectivity of the approved unbundled rates;

d.) To set the CERA at 12.41% upon effectivity of this Decision until such time that the Commission issues a notice for the implementation of a new CERA;

e.) To submit within six (6) months from date of this Decision:

i.) A new CERA formula that would be consistent with the new unbundled rate structure to be filed within six (6) months from the effectivity of this Decision;

ii.) Detailed components of the foreign debt service payments falling due in 2003;

iii.) Time when such loans were contracted and approved by ERB, if any, for these loan contracts; and

iv.) Loan details of each contract including utilization of proceeds.

f.) To set up a depreciation fund each year corresponding to the whole amount of depreciation that it has recorded on its books. The setting up of this fund should be done on a monthly basis corresponding to the monthly depreciation. MERALCO is required to strictly account for the expenditures for the expenditures out of this fund which should be used strictly for investment in electric plant and all withdrawals from this fund should be reported to the Commission within thirty (30) days from withdrawal;

g.) To bill PhP 0.0168/kWh representing the missionary electrification portion of the Universal Charge in accordance with the Decision of the Commission in ERC [illegible]

Case No. 2001-165 (in the Matter of the Petition for the Availments from the Universal Charge the Share for Missionary Electrification, NPC-SPUG, Applicant);

h.) To submit within thirty (30) days from receipt of this Decision detailed and updated information on its affiliates as it affects its electric power business consistent with the requirements of Schedule 'G' of the UFR;

i.) To adequately inform the end-users within its franchise area of the approved unbundled rates not later than thirty days after receipt of this decision;

j.) To submit detailed schedule on discounts granted to MERALCO's officers and employees for their electric bills from 2000 to 2002, and latest approved Collective Bargaining Agreement (CBA);

k.) To submit on or before the 15th day of October 2003 a report on policies and procedures for cost cutting measures to be adopted by it.

l.) To submit on or before the 30th day of June 2003 and quarterly thereafter, a status report on the results of the negotiations with their IPPs in its effort to bring down its generation costs;

m.) To submit for verification and confirmation purposes on or before the twentieth (20th) day of the month following the effectivity of the approved unbundled rates and every month thereafter; a) a copy of bills from the generation and transmission companies; and b) M001 and M002 with all related schedules; and

n.) To make a formal application to establish the rate of Reconnection Fees and Other Charges within one (1) year from date of this Decision using a format to be prescribed by the Commission.

o.) To provide reasonable access to ERC for verification of sample bills for each customer class;

"SO ORDERED."[46]

On April 9, 2003, the Supreme Court rendered a Resolution[47] in G. R. Nos. 141314 and 141369 denying with finality MERALCO's motion for reconsideration of the Decision dated November 15, 2002 that disallowed the treatment of income tax as operating expense for the purpose of computing MERALCO's rate base. The High Court likewise overruled MERALCO's [illegible]

---

[46] [illegible]

[47] 401 SCRA 130

arguments against the order for refund of the excess P0.167 per kwh charged to customers beginning February 1994.

MERALCO moved to reconsider the ERC's Decision dated March 20, 2003. On the other hand, oppositors Lualhati, NASECORE, NICAI and BAYAN et al. also filed their respective motions for reconsideration. The grounds raised in these motions are as follows:

"*MERALCO*

1. Disallowance of Income Tax
2. Disallowance of Purchased Power Cost
3. Other Disallowances:
    a. 5% Allowance for Overvaluations
    b. Construction Work in Progress (CWIP)
    c. Proportionate Value of Land
    d. Disallowance in Land and Land Rights
    e. Cost associated with the Ogden Quezon Power, Inc. (now Quezon Power [Philippines] Limited Co. [QPPL] Transmission Lines
    f. Meter Inventory
4. System Loss and Company Use
5. Allowed Rate of Return
    a. The rates approved in the Decision do not result in a 12% RORB
    b. The RORB granted is confiscatory
    c. The RORB granted is discriminatory
    d. The '*proposed rate of return* based on Cost of Capital is the appropriate measure of the rate of return needed by the utility to service its debt as well as attract capital for the sustainability of its business undertaking as a public utility
    e. The Weighted Average Cost of Capital (WACC) is supported by competent and verifiable data and validated by reputable third parties
6. Rate Design
    a. Generation Charge
    b. Transmission Charge
    c. Currency Exchange Rate Adjustment (CERA)
    d. Distribution Charge
    e. Line Loss Charge
    f. Lifeline Subsidy
    g. Power Factor Adjustment
7. Prudent and Reasonable Cost

MR. LUALHATI

1. The Generation Rate Adjustment Mechanism (GRAM) is unjust, confiscatory and unconstitutional;

2. The approved utility plant at sound value as of December 31, 1998 is excessively inflated with fictitious, unnecessary and unauthorized claimed facilities;

3. The adjusted Revenue Requirement is inflated by trending with inapplicable CPI;

4. The rebased CERA perpetuates an unlawful collection of irrelevant costs to rate base or investment entitled to return;

5. The inclusion of additional PhP5,758,572,351 in the Generation Rate to be recovered at the rate of PhP0.0875/kWh is an unjust additional collection for undelivered, ungenerated and unused power, concealed under a misleading label of 'Deferred Recoverable Costs';

6. The estimated unbundled Generation and Transmission Cost is unrealistic and unsubstantiated by existing records;

7. The revised approved sample rates for residential using 200 kWh is without basis and exceed the RORB;

8. The Decision's silence and implied approval of MERALCO's PhP53 Billion application for CAPEX for 2000-2004 is without basis and runs counter to MERALCO's Demand Growth;

ATTY. BALDONADO

1. The Decision does not comply with the policy declared by Republic Act No. 9136 because it bundled the Purchased Power Adjustment (PPA) with other charges and hence, hides instead of make transparent said cost;

2. The parties were denied due process because it considered evidence made known to the parties only by way of the Decision itself such that they were not given an opportunity to comment, clarify or contradict the same before they were made the basis of the Decision;

3. The rulings on the offers and objections to evidence, particularly the documentary evidence, were given only via the Decision itself;

4. The costs made bases of the approved rates are not in accord with the provisions of the law because they are not least cost, prudent, just or reasonable;

5. There is a need to reconsider the determination of a system loss cap of 9.5% because there is nothing in the application

which asked for the determination of the system loss cap so that the other parties were taken by surprise;

6. There is a need to reconsider the use of the Appraisal Report submitted by MERALCO in ERB Case No. 2000-57 which is 'as of December 31, 1998' and the appraisal itself because the same lacks sufficient legal and/or factual basis.

NASECORE

1. That the Honorable Commission gravely erred when it allowed MERALCO to unbundle its rates when the proposed rules on unbundling of functions and business activities are still pending for approval;

2. That the approved PhP0.22 per kilowatt-hour increase in rates is not accurate as the real approved rates is higher; and

3. That the Honorable Commission should withdraw its earlier decision and require MERALCO to file a new application for unbundling of its rates since the Decision of the Supreme Court has a bearing in the unbundling of rates of MERALCO.

BAYAN, ET AL.

1. The Honorable Commission gravely erred in incorporating in the Generation Cost Unmetered and Undelivered Power;

2. The Honorable Commission gravely erred in simply adopting MERALCO's Net Utility Plant in Service at sound value as of December 31, 2000 amounting to PhP61,649,407,957, and in admitting the amounts of MERALCO's operating and maintenance expenses using the trending method;

3. The amounts of Distribution Charge approved by the Honorable Commission were arbitrarily made; and

4. The Honorable Commission gravely erred in failing to deduct from the basic rate the PhP0.167 per kWh that MERALCO overcharged its customers pursuant to the final decision of the Supreme Court."[48]

In its Order dated May 30, 2003, the ERC[49] denied the motions for reconsideration of the Oppositors but modified its decision, as follows:

"WHEREFORE, the foregoing premises considered, the challenged decision dated March 20, 2003 is hereby modified as follows:

---

[48] Annex "B" of Petition, Rollo, pp. 150-155.
[49] *Ibid.*, pp. 149-233.

1.) MERALCO's *'Summary Schedule of Unbundled Rates'* as provided in Annex 'A' of this Order is hereby APPROVED to be effective on the next billing cycle after the date of this Order;

2.) MERALCO's *'Schedule of Unbundled rates Per Customer Class'* as provided in Annex 'B' of this Order is hereby APPROVED to be effective on the next billing cycle after the date of this Order;

3.) MERALCO's adjusted rate base as of December 31, 2000 from PhP74,475,910,302 to Php76,838,084,457 as shown in Annex 'C' of this Order is hereby APPROVED; and

"Relative thereto, MERALCO is directed to:

a) Discontinue charging the PPA upon effectivity of the approved unbundled rates; any change in the cost of power purchased shall be reflected as deferred charges or credits that shall be recovered through the Generation Rate Adjustment Mechanism (GRAM) approved by the Commission for implementation per its Order dated February 24, 2003;

b.) Bill its respective end-users using a *billing format* that contains art least the rate elements provided in Annex 'D' of this Order upon effectivity of the approved unbundled rates, including the refund directed by the Supreme Court upon approval of the refund scheme by the ERC;

c.) Set the CERA at 11.87% applied on the Distribution revenue only upon effectivity of this Order until such time that the Commission issues a notice for the implementation of a new CERA;

d.) Submit within six (6) months from date of this Order;

i.) A new CERA formula that would be consistent with the new unbundled rate structure to be filed within six (6) months from the effectivity of this Order;

ii.) Detailed components of the foreign debt service payments due in 2003;

iii.) Time when such loans were contracted and approved by ERB, if any, for these loan contracts; and

iv.) Loan details of each contract including utilization of proceeds;

e.) Set up a depreciation fund each year corresponding to the whole amount of depreciation that it has recorded in its books. The setting up of this fund should be done on a monthly basis corresponding to the monthly depreciation. MERALCO is required to strictly account for the expenditures out of this fund, which should be used strictly for investment in electric

plant. All withdrawals from this fund should be reported to the Commission within thirty (30) days from such withdrawal;

f.) Submit within thirty (30) days from receipt of this Order detailed and updated information on its affiliates as it affects its electric power business consistent with the requirements of Schedule 'G' of the UFR;

g.) Adequately inform the end-users within its franchise area of the approved unbundled rates not later than thirty (30) days after receipt of this Order;

h.) Submit a detailed schedule on discounts granted to its officers and employees for their electric bills from 2000 to 2002, and the latest approved Collective Bargaining Agreement (CBA);

i.) Submit on or before the fifteenth (15th) day of October 2003 a report on policies and procedures for cost cutting measures to be adopted by it.

j.) Submit on or before the thirtieth (30th) day of June 2003 and quarterly thereafter, a status report on the results of their negotiations with their IPPs in its effort to bring down its generation costs;

k.) Submit the following data/information for verification and confirmation purposes on or before the twentieth (20th) day of the month following the effectivity of the approved unbundled rates and every month thereafter:

  i.) Copy of bills form the generation and transmission companies; and

  ii.) Reports M001 and M002 with all related schedules;

l.) Make a formal application to establish the rate of Reconnection Fees and Other Charges within one (1) year from date of this Order using a format to be prescribed by the Commission; and

m.) Provide reasonable access to the Commission for verification of sample bills for each customer class.

"The findings and conclusions reached in our March 20, 2003 Decision continue to have force and effect except as herein modified.

"SO ORDERED."[60]

Hence, this petition anchored on the following grounds:

---

[60] *Ibid.*, pp. 186-190.

"A.

"THE ENERGY REGULATORY COMMISSION GRAVELY ABUSED ITS DISCRETION IN GRANTING INCREASED ELECTRICITY RATES IN A PROCEEDING FOR UNBUNDLING OF RATES REQUIRED BY SECTION 36 OF EPIRA.

"B.

"THE INTEREST OF TRANSPARENCY WAS DLEIBERATELY DEFEATED BY ERC, IN CONTRAVENTION OF ITS DUTY TO UPHOLD THE LAW, WHEN IT CAUSED THE HIDING OF THE PPA IN, INSTEAD OF SEGREGATING PPA FROM, THE GENERATION AND TRANSMISSION CHARGES.

"C.

"THE ENERGCY REGULATORY COMMISSION GRAVELY ABUSED ITS DISCRETION AND ABANDONED ITS DUTY TO REGULATE MERALCO IN ALLOWING MERALCO TO CHARGE CUSTOMERS FOR UNDELIVERED ELECTRICITY. INSOFAR AS THE APPROVED REVISED RATES OF MERALCO INCORPORATES CHARGES FOR UNDELIVERED AND UNMETERED ELECTRICITY, THE SAME IS CONFISCATORY, AND HENCE, UNREASONABLE AND UNJUST.

"C.

"THE ENERGY REGULATORY COMMISSION VIOLATED THE PRINCIPLES OF ADMINISTRATIVE DUE PROCESS WHEN IT UNDULY SURPRISED THE OPPOSITORS (PETITIONERS HEREIN) BY PRESCRIBING THE GRAM AS A MECHANISM FOR COLLECTION OF THE FORMER PPA, AND WHEN IT FAILED TO GIVEN AN EXPLANATION FOR ITS DECISION ON KEY ISSUES."[51]

Petitioners before this Court are among those oppositors before the ERC, namely: Mr. Genaro Lualhati, BAYAN, KMU, GABRIELA, KADAMAY and Party-List BAYAN MUNA. They argue that the application filed by respondent MERALCO on December 26, 2001 was ostensibly merely in compliance with Sec. 36 of EPIRA but which sought principally to obtain approval from the ERC of an *increase of P1.1228/kWh* in electricity rates, and for approval of appraisal of

[51] Rollo, pp. 26-27.

its properties with prayer for provisional authority (ERC case No. 2001-900). It is the position of petitioners that Sec. 36 of EPIRA intends and prescribes a *revenue-neutral* unbundling of rates so that its sole purpose is to make the rates transparent , *i. e.,* to inform the consumers exactly where each centavo of their payments is spent. There should therefore be no difference between "bundled" and "unbundled" rates except that the latter are itemized or broken down for the sake of transparency. Transparency in pricing, in turn is regarded as a requisite to the success of a regime of electricity rates. They cite Sec. 2 which declares the policy of the EPIRA. Moreover, petitioners also contend that the consolidation of ERC Case No. 2001-900 (unbundling rates application) and ERC Case No. 2001-646 (rate increase application) is improper and the integration by MERALCO of convoluted claims for rate increase in its rate unbundling application effectively deprived petitioner and the public their due process rights to be informed properly of the nature and of the issues involved in these proceedings before the ERC, It is noted that no pre-trials were conducted as required in Rule 8 of the Rules of Practice and Procedure of the ERC, and as a result there were no issues actually defined by the ERC.

On the issue of the PPA, which accounts to close to half of the electricity bill of the average consumer, PPA under the old system of billing is reflected as an item paid for by the consumer outside of the so-called Basic Charge. Under the new system of billing approved by the ERC, the Basic Charge has been broken down or itemized into various items but PPA no longer appears. However, the disappearance of PPA from the electric bill does not mean that amounts being collected as PPA before are no longer collected now. On the contrary, PPA continues to be collected but the consumer is no longer informed about it. It is because of the fact that PPA is "bundled" with the Generation and Transmission Charges as the ERC itself admits that "the current PPA is allocated between the generation and transmission rates. The Generation component shall be periodically updated through the Generation Rate Adjustment Mechanism (GRAM)."

Finally, petitioners assail the ERC in gravely abusing its discretion and abandoned its duty to regulate MERALCO by allowing the latter to charge customers for undelivered and unmetered electricity. In computing the monthly Generation Charge, the ERC simply took the cost of electric power bought from the NAPOCOR as of supply month January 2003 and the average cost of electric power supplied by different IPPs of MERALCO from August 2002 to January 2003. The ERC did not distinguish between the cost of energy actually supplied by the NPC and other generation utilities, and the *unaudited charges* passed on by MERALCO to consumers for power bought by MERALCO from its own IPPs but which it did not actually deliver to its customers and did not pass through their meters. Petitioners submitted unrebutted evidence on this score (Exhibit '3-Enrile' submitted by BAYAN, et al) MERALCO was shown to have been billed by First Gas Corporation in the amount of P1,087,459,312.45 for 31,554 killowatt hours of power or P34.05 per kilowatt hour. However, not a single kilowatt hour of electric power from First Gas during this period was delivered to MERALCO consumers. Other pieces of evidence demonstrate this fact. Senator Juan Ponce Enrile testified in the proceedings before the ERC that

MERALCO overcharged its consumers an amount of at least P2.62/kWh in generation cost for the period 2000-2002 alone. Had MERALCO bought power from NPC instead of from its IPPs at exorbitant rates, MERALCO could have easily saved approximately *P9.3 Billion*. By no stretch of legal imagination can electricity that was not delivered and was not used by customers be billed under the item "Generation Charge." It is simply confiscatory and ERC clearly reneged on its public duty under the EPIRA to ensure that in the fixing of rates, the only standard which the legislature is required to prescribe for the guidance of the administrative authority is that the *rate be reasonable and just.* Thus it has been held that even in the absence of an express requirement as to reasonableness, this standard may be implied. Further, the ERC violated the principles of administrative due process when results of the ocular inspection were not made known to the parties and the oppositors were unduly surprised by its prescribing of the GRAM as a mechanism for collection of the former PPA, and when it failed to give an explanation for its decision on key issues.

MERALCO filed its Comment refuting the arguments and claims in the petition and prayed for the affirmance of the ERC's factual findings and ruling. In compliance with the directive of this Court, the OSG filed its Comment and which was received on March 15, 2004.[52] Both petitioners and respondent filed their respective Reply to the Comment of the OSG.[53]

The Solicitor General argues that the EPIRA allows the recovery of the Purchased Power Adjustment and Currency Exchange Rate Adjustment (CERA). However, it faulted the ERC for failing to require the COA to conduct an audit of the books and accounts of MERALCO before deciding on MERALCO's application for rate unbundling and rate increase. It nevertheless agreed with the ERC that unbundling of rates under Sec. 36 of EPIRA would result in higher rates although unbundling process itself is generally revenue-neutral. The OSG thus prayed for the remand of the case to the ERC to enable the COA to fulfill its statutory duty to audit MERALCO as a public utility in connection with its application for rate increase.

After a thorough and conscientious review of the arguments of the parties and the records of this case, We find the petition partly meritorious.

At the outset it must be stated that there is nothing legally infirm in the ERC's consolidation of the two (2) cases, one (1) involving MERALCO's application for rate increase filed wayback in April 2000, and the other application for revised rates in compliance with Sec. 36 of EPIRA for rate unbundling. Such consolidation is allowed under the Rules of Practice and Procedure governing cases before the ERC which resulted in a more speedy, inexpensive and efficient adjudication of the controversy, without depriving petitioners as oppositors in both cases of their right to due process. Thus, notwithstanding the distinct requirements laid down by the new law R. A. No. 9136, both applications may simultaneously proceed and decided by the ERC for

[52] Rollo, pp. 272-314.
[53] Rollo, pp. 317-339,

as long as the requirements prescribed therein as implemented are duly complied with and the ERC has discharged its regulatory powers consistent with the objectives and policy of the new law. This Court comprehends the gravity of the challenge faced by the ERC in implementing the reforms and regulatory framework introduced by the EPIRA, as well as fully concur with the equally legitimate issues and concerns raised by the petitioners which affect the public in general and crucial to enhancing the democratic institutions, the very bedrock of our legal system.

Unbundling of rates is not a recent phenomenon. For instance, pursuant to Executive Order No. 473, the then ERB issued on December 22, 1998 the guidelines for the segregation and unbundling of the power tariffs of the NPC and the electric distribution facilities. The "unbundled rate" refers to the *modified structure where the different components of the power rates are made transparent to power users.*[54] The process of rate unbundling *per se* may be revenue-neutral, its basic purpose is to render the rate structure transparent by breaking down or itemizing its components. However, as the language of Sec. 36 of R. A. No. 9136 lucidly conveys, the unbundling of electricity rates by distribution utilities like MERALCO, resulting in "revised rates" must not only unbundle or segregate the "distribution wheeling charge from the retail rate, but the same shall also "reflect the respective costs of providing each service." Nonetheless, the prior approval of the ERC which is mandated to regulate distribution utilities, is necessary for the effectivity of the "unbundled rates."

The point of divergence in the conflicting interpretations of Sec. 36 thus arises from the nature of the rate unbundling process as defined therein. Petitioners argue that the rates before unbundling and after unbundling should remain the same, *i. e.,* the latter can not be higher than the former. The ERC and MERALCO both opined that the rate unbundling prescribed by Sec. 36 does not imply that the resulting revised rates as unbundled would remain constant. Petitioners are correct in saying that rate unbundling itself should not result in increased electricity charges considering that the objective of the law is to make these charges transparent, primarily by segregating generation and transmission charges from the retail rate which under the old system of billing are "bundled" into the Basic Charge. However, the ERC has properly ruled that the unbundling of rates under Sec. 36 does not imply that distribution utilities like MERALCO may no longer include in the "unbundled rates" their generation and transmission costs such as power purchase adjustment (PPA) and currency exchange adjustment due to fluctuations in the exchange rate of the Philippine Peso *vis-a-vis* the US Dollar. What Sec. 36 simply mandates is for the distribution utility to make these *costs* incurred by MERALCO transparent and reflect the *actual cost of electric service* provided to its consumers. Nonetheless, Sec. 36 does not grant a distribution utility the right to automatically impose *any adjustments or increase in the generation and transmission charges because the EPIRA itself mandates the ERC to adopt a rate methodology for setting such rates.* Thus, the prior approval of the ERC is made a pre-requisite

---

[54] Sec. 3 (r), *Guidelines Implementing Executive Order No. 473 for the Segregation and Unbundling of the Power Tariffs of the National Power Corporation and the Electric Distribution Utilities.*

before the revised rates as unbundled may be implemented by MERALCO. On the other hand, the GRAM and ICERA were formulated and adopted by the ERC to replace the former method of PPA and CERA collection by MERALCO to enable the ERC first to evaluate and determine the correctness and reasonableness of these charges in the costs of generation and transmission *before MERALCO actually collects these items from its consumers.*

It bears to underscore at this point that under the EPIRA, as earlier mentioned, the electric power industry was divided into four (4) distinct sectors: generation, transmission, distribution and supply (or sale of electricity). While the transmission and distribution sectors remain to be regulated and subject to the ratemaking authority of the ERC,[55] the generation[56] and supply sectors were deregulated and made competitive and open. "Retail rate" under this new law refers to the "total price paid by end-users consisting of the charges for *generation, transmission and related ancillary services,* distribution, supply and other related charges for electric service.[57]

Far from expressly disallowing recovery of cost of purchasing power from independent power producers or IPPs (generating entities), it is provided that the retail rates charged by distribution utilities for the supply of electricity in their captive market shall be subject to regulation by the ERC based on the principle of *full recovery of prudent and reasonable economic costs incurred*, or such other principles that will promote inefficiency as may be determined by the ERC.[58] It is definitely correct for the petitioners to argue that the PPA previously collected by MERALCO continues to be part of the charges in the electricity bills of consumers. The PPA certainly gained notoriety due to such item in the electric charges having been identified by the public with questionable contracts of MERALCO with IPPs that resulted in exorbitant charges, comprising even one-half (1/2) of the Basic Charge. Notwithstanding such expectation of the public that the new EPIRA law would disallow the PPA or otherwise legally bar MERALCO from collecting such amount in the guise of another charge or item, said law did not expressly prohibit the recovery of cost representing the PPA but only empowered the ERC to adopt a new rate-setting methodology for its recovery by distribution utilities. The ERC in its decision admits that the PPA is allocated between the generation and transmission charges and after review of the undesirable features of the PPA under the old billing system, the ERC in pursuance of its mandate under Section 38 (f) of R. A. No. 9136 formulated and adopted a new recovery method called the Generation Rate Adjustment Method (GRAM).

The tasks of ERC in this regard are set forth as follows:

> (f) In the public interest, establish and enforce a methodology for setting transmission and distribution wheeling rates and retail rates

---

[55] Sections 7 and 22, R. A. No. 9136.
[56] Sec. 6, R. A. No. 9136.
[57] Sec. 3 (ss), R. A. No. 9136.
[58] Sec. 25, *Ibid.*

for the captive market of a distribution utility, taking into account all relevant considerations, including the efficiency or inefficiency of the regulated entities. The rate must be such as ***to allow the recovery of just and reasonable costs and a reasonable return on rate base (RORB) to enable the entity to operate viably.*** The ERC may adopt alternative forms of internationally-accepted rate-setting methodology as it may deem appropriate. The rate-setting methodology so adopted and applied must ensure ***a reasonable price of electricity, the rates prescribed shall be non-discriminatory.*** To achieve this objective and to ensure the complete removal of cross-subsidies, ***the cap on the recoverable rate of system of losses prescribed in Section 10 of Republic Act No. 7832, is hereby amended and shall be replaced by caps which shall be determined by the ERC based on load density, sales mix, cost of service, delivery voltage and other technical considerations it may promulgate. The ERC shall determine such form of rate-setting methodology***, which shall promote efficiency. x x x

"x x x

"(j) Set a lifeline rate for the marginalized end-users;

"(k) Monitor and take measures in accordance with this Act to penalize abuse of market power, cartelization, and anti-competitive or discriminatory behavior by any electric power industry participant.

"x x x" [UNDERSCORING SUPPLIED(

That the "unbundling of rates" under Sec. 36 does not authorize distribution utilities to unilaterally impose *higher charges for generation and transmission costs incurred by it* is evident in the afore-cited provision mandating the ERC to formulate and adopt such rate methodology for this purpose. As to the application for revised unbundled rates, the unbundling of rate components by the distribution utility shall commence with costs incurred from the historical test year (31 December 2000), *from which the Retail Rates and unbundled rates or charges are to be developed* and the rate filing petition shall contain detailed schedules, data and other relevant information deemed necessary by the ERC.[59] The filing requirements, as stressed by the ERC, only specify minimum form and content. *A rate application in all its aspects continues to be subject to subsequent Commission review and deliberation.*[60] Thus, before the unbundled rates are implemented by the distribution utility, approval of the ERC must be obtained. Consistent with any rate application proceedings, it is emphasized that the burden is on the applicant to *defend all aspects of the rate filing.*[61]

---

[59] Sec. 6 (c) and (d), Rule 15, *Rules and Regulations to Implement R. A. No. 9136 (EPIRA)*, approved on February 27, 2002.

[60] Introductory Statements of the *Uniform Rate Filing Requirements* (Section 36, R. A. No. 9136), promulgated by the ERC on October 30, 2001.

[61] *Ibid.*

Notwithstanding the foregoing, the ERC in this case approved MERALCO's proposed unbundled rates as well as its application for rate increase of electricity charges without fully and conclusively resolving the objections raised by the oppositors. Considering that oppositors have consistently questioned the veracity of those data and other information submitted by MERALCO in support of applications for rate unbundling and rate increase, the ERC should have effectively acted on those valid concerns by ordering a COA audit as requested by the oppositors led by the OSG. Considering that in the rate increase application proceedings which preceded the application for rate unbundling the oppositors have already disputed the *rate base* proposed by MERALCO, the subsequent passage of the EPIRA should not have rendered moot such factual issue as it has a direct bearing on the later application for rate unbundling particularly as under the new recovery scheme adopted by the ERC (GRAM and ICERA), for purposes of the application for rate unbundling, separate *base rates* are required for the generation and currency exchange components to determine proper adjustment rates for each of these items. Thus, oppositors have no recourse but to interpose similar objections to the approval of rate unbundling as proposed by MERALCO, precisely since the ERC has not properly and fully resolved their basic objections not only on the *base rate* submitted by MERALCO in support of its rate increase application, but also on those items considered to be included in the *rate unbundling* application -- power purchase adjustment (PPA), currency exchange rate adjustment (CERA) both of which are alleged by oppositors to be illegal exactions. Hence, for proper resolution of these issues, the ERC should have *verified the factual bases of these objections* which can only be possible if the records, books and accounts of MERALCO are audited by the COA. It is therefore not sufficient that the ERC have adopted new recovery mechanisms for these items (GRAM and ICERA) which it considers as much improved formulas than the old system of collecting PPA and CERA by MERALCO.

As to the legality of the continued imposition of the PPA under the new GRAM, the latter methodology being vehemently protested by the petitioners and other consumer groups, the ERC simply brushed aside this issue, stating that it is irrelevant to the present proceedings. A perusal of the pleadings submitted before the ERB when EPIRA was not yet enacted reveals that oppositors have consistently raised the discriminatory and unreasonable character of the PPA charge, but which the ERC treated as merely a matter of procedure or inherent in the structural flaws in the rate recovery method only *and not on the right of MERALCO to recover on those costs arising from power purchase contracts from the IPPs in the first place*. At any rate, We are of the view that this specific issue should be addressed in the proper forum in a proper case.

In the implementation of the provisions of the EPIRA, We find that the ERC acted within its authority in formulating and adopting such a rate methodology as mandated by the afore-cited provision. Necessarily, the former PPA would be incorporated in the setting of transmission and distribution wheeling charge as well as retail rate for the captive market of MERALCO. Any lingering doubts on the legality of the imposition of the PPA had been addressed in ERC Case No. 2003-44 wherein some of herein petitioners and other

oppositors in the cases below, have been duly represented and their objections heard. As far as the ERC is concerned and within the legal framework of the revitalized electric power industry as envisioned by the EPIRA, electric distribution utilities may recover such costs as purchase power adjustments, to wit:

"Republic Act No. 9136 (R. A. 9136) particularly Section 43 (f) thereof, authorizes the Commission to fix the rates of distribution utilities. Said rates should allow the distribution utilities to recover just and reasonable costs and earn at least a reasonable return on rate base to enable them to operate viably. The costs incurred by the distribution utilities arising from their contracts with IPPs validly form part of their generation costs, said contracts having been authorized under Executive Order 215 and approved by the then Energy Regulatory Board (ERB) and being part of the generation costs then, the same were recoverable by the distribution utilities through the Power Purchased Adjustment (PPA) formula, which was likewise approved by the then ERB after public hearings were held and all parties concerned were given opportunities to be heard.

"In its desire to improve the recovery mechanisms and bearing in mind its foremost mandate of protecting the consumers, the Commission is proposing new mechanisms called the Generation Rate Adjustment Mechanism (GRAM) and the Incremental Currency Exchange Rate Adjustment (CERA)

"x x x

"As to the concern of the consumers that they are paying for 'undelivered' power, the Commission would like to point out that the structure of the IPP contracts previously approved by the ERB provided for fixed costs recoverable in fixed monthly payments based on minimum energy quantity (MEQ). This causes the perception of the public that they are paying for 'undelivered power.' As there appears no valid reasons nor legal basis to invalidate such contracts, the Commission instead encourages the parties to renegotiate said contracts to address such concern. Relative thereto, Section 33 (a) of R. A. 9136, specifically mandates a distribution utility, which seeks to recover stranded contract cost, to mitigate its potential stranded contract costs by making reasonable best efforts to, among others, reduce the costs of its existing contracts with IPPs to a level not exceeding the average buying price of other land-based electric power generators.

"x x x"

However, with due respect, this Court cannot agree that the foregoing discussion made by the ERC adequately and conclusively resolved petitioners' legal and factual grounds for opposing the PPA or the recovery of cost of purchased power by whatever label. Clearly, the matter of any such adjustments, including the CERA, in the rate structure of MERALCO in

connection with its applications for rate increase and rate unbundling pursuant to Sec. 36 of R. A. No. 9136 cannot be settled with finality until and unless MERALCO is able to show by reliable, independent and satisfactory proof that the rate adjustments sought by it are *reasonable, necessary and just.* These criteria of reasonableness and necessity can only be determined with competence by the ERC if the records, books and accounts of MERALCO, as well as all other distribution utilities, are audited by the Government. In this regard, We agree with the Solicitor General that the ERC gravely erred in failing to require the COA to conduct such an audit as formally requested by the OSG while the applications were being heard by the ERC.

In its Reply to Comment of the OSG, MERALCO attached copies of the ERC's Order dated March 6, 2002 supposedly addressed to the COA for the conduct of an audit of MERALCO's books, accounts and records, as well as the Comments and remarks submitted by MERALCO and COA auditors who conducted the audit. However, We find nothing in the records indicating that such an audit by the COA was in fact conducted and even assuming the claim of MERALCO is true, there is no showing that the ERB even considered the COA's recommendations, if any. In fact, the ERC's Order dated May 2, 2001 categorically denied the motions filed by the OSG and oppositors for a COA audit. The ERC opined that such is premature considering the practice of the ERB that it is only when the applied rate increases are approved and actually implemented may the COA be properly called to audit MERALCO's books and accounts, because only then can it be ascertained that MERALCO's RORB does not exceed the maximum limit set by law.

We disagree.

Sec. 22, Chapter 4, Subtitle B, Title I, Book V of Executive Order No. 292 or the Administrative Code of 1987 expressly granted to the COA authority to conduct an audit of any public utility for rate-fixing purposes, to wit:

> "SEC. 22. ***Authority to Examine Accounts of Public Utilities.*** – (1) The Commission shall examine and audit the books, records and accounts of public utilities in connection with ***the fixing of rates of every nature,*** or in relation to the proceedings of the proper regulatory agencies, for purposes of determining franchise taxes.
>
> "(2) Any public utility refusing to allow examination and audit of its books of accounts and pertinent records, or offering unnecessary obstruction to the examination and audit, or found guilty of concealing any material information concerning its financial status shall be subject to the penalties provided by law; and
>
> "(3) During the examination and audit, the public utility concerned shall produce all the reports, records, books of accounts and such other papers as may be

> required. The Commission shall have the power to examine under oath any official or employee of the said public utility."

Relative to this duty, the COA Special Audits Office are tasked to perform an audit of the financial operations of public utilities and franchise grantees *for rate determination* and franchise tax purposes.[62] Notwithstanding the silence of EPIRA on a COA audit, the importance of requiring the COA to perform its statutory function in connection with rate fixing of public utilities like MERALCO cannot be over-emphasized. The ERC admitted that it relied on the documentary evidence presented by MERALCO in resolving its applications for rate increase and rate unbundling. In denying the motions for the conduct of COA audit before the ERC approves the proposed rate increase and rate unbundling, the ERB explained that the established practice is to conduct such audit after the approval and effectivity of the new rates. This ratiocination is grossly erroneous and subverts the very purpose of the law in authorizing the COA to conduct an audit of the books, records and accounts of public utilities *for determination of rates of every nature.* The grant of power is encompassing and the ERC cannot arrogate unto itself such authority merely upon its declaration that it is unnecessary during the pendency of the proceedings for rate increase application and in the absence of a specific provision in EPIRA for a COA audit. It bears to mention that even under Executive Order No. 172 and in previous rate increase adjustments involving public utilities, an audit by the COA provides the ERB with such needed assistance and competence in discharging its rate-fixing responsibilities.

Contrary to the ERC's view, the necessity and wisdom of a government audit in rate increase applications proceeds not simply from the legal basis of COA's powers but is premised upon the essential nature and purpose of rate-fixing in order to arrive at just and reasonable levels which may be after the grant of *provisional authority* (to determine whether the rate applied for will generate a reasonable rate of return) *or during the proceedings to determine the accuracy of the rate base and necessity of the rate increase.* The aim of an audit of public utilities in rate-fixing cases was explained by the Supreme Court in its Resolution denying MERALCO's motion for reconsideration of the Decision dated November 15, 2002 in G. R. Nos.141369 and 141314, as follows:

> "The purpose of the audit procedures conducted in a rate application proceeding is *to determine whether the rate applied for will generate a reasonable return for the public utility*, which, in accordance with settled laws and jurisprudence, is 12% on rate base or the present value of the assets used in the operations of a public utility. For audit purposes, however, there is a need to obtain a sample set of data -- usually derived from figures within a designated period of time -- to determine the amount of returns obtained by a public utility during such [illegible]

---

[62] *Ibid.*, Sec. [illegible] [illegible]

period In the cases at bar, the COA conducted an audit for the test year beginning February 1, 1994 and ending January 31, 1995 or a 12-month period immediately after the order of the ERB granting a provisional increase in the amount of P0.184 per kwh was issued. ***Thus, the ultimate issue resolved by the COA when it conducted its audit was whether the provisional increase granted by the ERB generated an amount of return well within the rates authorized by law.*** As stated earlier, based on the findings of the ERB, with the increase of P0.184 per kwh, MERALCO obtained a rate of return which has 8.15% more than the authorized rate of return of 12%. Thus, a refund of the amount of P0.167 was determined and ordered by ERB.

"x x x"[63] [UNDERSCORING SUPPLIED]

The above pronouncement, however, does not mean that an audit by the COA is proper only after the rate increase is granted. In this case, for the purpose of unbundling of rates, the EPIRA already fixed the test year which is 2000. The figures and sample data are already available. *Besides, the applications for rate increase and rate unbundling are simultaneously being evaluated by the ERC.* Since the documentary evidence presented by MERALCO on its financial condition covered the test year (the application for rate increase was filed as early as April 2000), and further considering the *serious allegations of oppositors disputing such records and accounts presented by MERALCO as false, misleading and worse, doctored, the ERC should have granted their motions for allowing the COA to conduct an audit of MERALCO's books and records.* Unfortunately, however, the ERC even ruled that oppositors failed to substantiate their claims with any evidence, yet the records indicate that they in fact submitted documentary evidence.

The stark fact remains that MERALCO's data in support of both applications for rate increase and rate unbundling, are strongly contested, particularly its rate base which was alleged to be *bloated and inflated*, while its reported losses and expenditures overstated and unjustified, or in any case not to be included in the computation of expenses that it may pass on to its consumers. Such strong objections on the necessity and reasonableness of rate increase sought by MERALCO warrants the prudent and sound exercise of discretion on the part of the ERC so that it should have directed a COA audit in order to verify and confirm the allegations of the oppositors. The ERC, apparently forgetting that it was incumbent upon MERALCO to prove such necessity and reasonableness of the rate increase, clearly reneged on its foremost duty to protect the interest of the consuming public. The crippling economic crisis has already wrought so much hardship on the lives of Filipinos and the escalating cost of providing electric service is an additional burden the public must shoulder. Balancing the interest of electric power industry participants and the right of the people to reasonable and just electricity rates, the State has created a policy environment whereby their respective concerns may be harmonized and appropriately addressed.

---

[63] Supra at p. 143.

Given the State policies enshrined in the EPIRA, the ERC should have appropriately addressed the concerns of the oppositors and granted their common plea for a COA audit of MERALCO's books and accounts. It is not sufficient for ERC to assert that it merely implemented the provisions of the EPIRA towards the restructuring of the electric power industry. Neither is the ERC justified in rejecting such motions for a COA audit merely on the ground that *in practice* the former ERB conducts the same only after the grant of the rate increase. It must be stressed that the regulatory agency established by the EPIRA is intended to be *independent and strong quasi-judicial agency* in the real sense of the word. Such powers and functions granted to the ERC must always be understood in the context of a democratized government regulation of utilities that ensures the widest participation of all sectors, *transparency in implementing all aspects of electric power industry reforms* and most important, *justice and equity* in its provisions that bear heavily on the people's economic conditions.

As so aptly expressed by the Supreme Court in its landmark decision on the MERALCO refund case (G. R. Nos. 141314 and 141369), "(I)n third world countries like the Philippines, equal justice will have a synthetic ring unless the economic rights of the people, especially the poor, are protected with the same resoluteness as their right to liberty."[64] We submit that integral to the protection accorded to the Filipino masses paying for electric service in Metro Manila and in those areas where MERALCO retains an almost monopolistic hold, such protection should not be confined and deemed fulfilled upon implementation of the "lifeline rate" which is a new form of subsidy for the marginalized end-users, such legal protection should be present in *all phases of implementation of the provisions of the EPIRA* towards ensuring that in applications for rate increases as well as rate unbundling, which affect the public in general and the vast majority of MERALCO's customers, the Government through the ERC should properly and effectively ascertain the necessity, justification and reasonableness of the rate hikes applied for. An inquiry into the factual basis of *all kinds of rate* adjustments must be conducted at all times with transparency, accuracy and fairness to both the consuming public and the distribution utility such as MERALCO.

In view of all the foregoing, this Court is of the opinion that a COA audit *before* approval by the ERC of both applications for rate increase and rate unbundling filed by MERALCO is necessary being an essential aspect of due process. Jurisprudence teaches us that the essence of due process is simply an opportunity to be heard, or as applied to administrative proceedings, an opportunity to seek a reconsideration of the action or ruling complained of.[65] However, it must also be borne in mind that the Due Process Clause of the Constitution is a *limitation on governmental powers*.[66] It is a well-settled principle in law that what due process contemplates is freedom from arbitrariness, what it requires is *fairness and justice*; substance rather than the form being paramount.[67]

---

64 391 SCRA 700, 704.
65 Cadiong vs. Court of Appeals, [illegible] SCRA [illegible]
66 [illegible] vs. ERC, 325 SCRA 445
67 [illegible] 306 SCRA [illegible]

The long and established doctrine is that findings of administrative or regulatory agencies on matters within their technical area of expertise are generally accorded not only respect but finality if such findings are supported by substantial evidence.[68] We also recognize that rate-fixing calls for a technical examination and a specialized review of specific details which the courts are ill-equipped to enter, hence, such matters are primarily entrusted to the administrative or regulating authority.[69] Nonetheless, our fundamental concern in this case is the unjustified disregard by the ERC in failing to give the oppositors that crucial opportunity to rebut the factual claims of MERALCO as to the necessity and reasonableness of its application for rate increase by having the latter's books, records and accounts audited by the COA to determine its true financial condition and the propriety of including those items or costs which are strongly objected to by the oppositors. Thus, even if in practice, such COA audit is ordered by the former ERB only after the provisional authority for rate increase is granted to the distribution utility like MERALCO, the particular circumstances in this consolidated cases warrant an immediate audit by the COA precisely because all the data submitted by MERALCO to justify its *rate base* were extremely disputed and contested by the oppositors. This factual issue has a direct bearing on the application for rate unbundling simultaneously being considered by the ERC where the generation and transmission components require separate and distinct *rate base* under the new GRAM and ICERA adopted by the ERC pursuant to the mandate of Sec. 43 of EPIRA. The opening line of Sec. 43 (f), should have properly guided the ERC in this regard, *"In the public interest ..."* – which applies not only to the *procedure* of formulating the new recovery mechanisms (GRAM and ICERA) but more so in *evaluating* the applications for rate increase and rate unbundling by MERALCO where such items are incorporated or reflected.

Our ruling herein is only consistent with the mandate of the EPIRA that ERC must consistently observe not only transparency and fairness, but also allow the consuming public the fullest exercise of the right to be heard, which translates to acting always *in the best interest of the public.* Thus Sec. 75 declares:

> "SECTION. 75. ***Statutory Constructions.*** --- This Act shall, unless the context indicates otherwise, be construed in favor of the ***establishment, promotion, preservation of competition and people empowerment*** so that the widest participation of the people, whether directly or indirectly, is ensured. With respect to NPC's debts and IPP and related contracts, nothing in this Act shall be construed as: (1) an implied waiver of any right, action or claim, against any person or entity, of NPC or the Philippine Government arising from or relating to any such contracts; or (2) a conferment of new or better rights to creditors and IPP contractors in addition to subsisting rights granted by the NPC or the Philippine Government under existing contracts." [UNDERSCORING SUPPLIED].

---

[68] *Radio Communications of the Philippines vs. National Telecommunications Commission,* 184 SCRA 517, 524.
[69] *Republic vs. Medina,* 41 SCRA 643.

Clearly, while the EPIRA does not disallow distribution utilities like MERALCO to recover such *prudent and necessary costs* of providing electric service to the public, the law itself does not bar the Government and concerned sectors to question any irregularity in the contracts entered into by MERALCO with IPPs — which the oppositors have consistently done during the proceedings below — so that the interest of the consuming public is protected against discriminatory, unjust and unreasonable charges such as power purchase adjustment and currency exchange rate adjustment. It is certainly a grave abuse of discretion on the part of the ERC to simply brush aside these issues raised by the oppositors without properly considering their evidence *and ordering a COA audit to verify their claims.* While the ERC is correct in asserting that the issue of legality of the PPA and CERA should be raised in a proper proceeding, it cannot just disregard the right of the oppositors to inquire into those issues that directly bear on the determination of MERALCO's claims for the necessity and reasonableness of the rate hikes sought, as well as on the determination of base rates under the new recovery schemes GRAM and ICERA.

In closing, this Court heeds the emphatic declaration made recently by the Supreme Court in denying MERALCO's motion for reconsideration of the High Court's ruling in the refund case:

> "The business and operations of a public utility are imbued with public interest. In a very real sense, *a public utility is engaged in public service* — providing basic commodities and services indispensable to the interest of the general public. For this reason, a public utility submits to the regulation of government authorities and surrenders certain business prerogatives, including the amount of rates that may be charged by it. ***It is the imperative duty of the State to interpose its protective power whenever too much profits become the priority of public utilities.*** " [ADDITIONAL EMPHASIS SUPPLIED]

WHEREFORE, premises considered, the present petition is hereby PARTLY GRANTED. The challenged Decision dated March 20, 2003 and Order dated May 30, 2003 of the Energy Regulatory Commission (ERC) in ERC Case Nos. 2001-646 and 2001-900 are hereby both ANNULLED and SET ASIDE. The case is hereby REMANDED to the ERC for further proceedings, and the ERC is further ORDERED to direct the Commission on Audit (COA) to audit the books, records and accounts of MERALCO pursuant to Section 22, Chapter 4, Subtitle B, Title I, Book V of Executive Order No. 292 (Administrative Code of 1987).

No pronouncement as to costs.

SO ORDERED.

ORIGINAL SIGNED
MARTIN S. VILLARAMA, JR.
Associate Justice

WE CONCUR:

ORIGINAL SIGNED

EDGARDO F. SUNDIAM
Associate Justice

ORIGINAL SIGNED
JAPAR B. DIMAAMPAO
Associate Justice

CERTIFICATION

Pursuant to Article VIII, Section 13 of the Constitution, it is hereby certified that the conclusions in the above decision were reached in consultation before the case was assigned to the writer of the opinion of the Court.

ORIGINAL SIGNED

MARTIN S. VILLARAMA, JR.
Associate Justice
Chairman